As filed with the Securities and Exchange Commission on January 20, 2015

Registration No. 333-200384

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEW EAST HOLDINGS, INC.

ENGILITY HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware Delaware	6324 6324	61-1748527 45-3854852
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3750 Centerview Drive

Chantilly, Virginia 20151

(703) 708-1400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Thomas O. Miiller, Esq.

Senior Vice President, General Counsel and Corporate Secretary

Engility Holdings, Inc.

3750 Centerview Drive

Chantilly, Virginia 20151

(703) 708-1400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Ryan D. Thomas, Esq. Jay H. Knight, Esq. Bass, Berry & Sims PLC 150 Third Avenue South, Suite 2800 Nashville, Tennessee 37201 (615) 742-6200	Frederick S. Green, Esq. Jaclyn L. Cohen, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10154 (212) 310-8000	Marni J. Lerner, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon the satisfaction or waiver of all other conditions to the closing of the mergers described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this document is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Subject to Completion, dated January 20, 2015

TO THE STOCKHOLDERS OF

ENGILITY HOLDINGS, INC. AND TASC PARENT CORPORATION

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

[                    ], 2015

Dear Stockholders:

Engility Holdings, Inc. (which we refer to as Engility) and TASC Parent Corporation (which we refer to as TASC) have entered into a merger agreement providing for the strategic business combination of Engility and TASC under a new holding company named New East Holdings, Inc. (which we refer to as New Engility), which, following the mergers described in the enclosed joint proxy/consent solicitation statement/prospectus, will change its name to “Engility Holdings, Inc.” As a result of the business combination, New Engility will succeed to and continue to operate, directly or indirectly, the then existing business of Engility and, indirectly, acquire the existing business of TASC.

Former Engility stockholders will hold between 48.5% and 49%, and former TASC stockholders will hold between 51% and 51.5%, of the shares of New Engility’s common stock issued and outstanding immediately after the closing. The specified range of ownership levels for Engility and TASC stockholders was agreed to preserve the value of TASC’s tax attributes and, given that Engility’s equity capitalization may change until the closing, to ensure that the TASC stockholders’ ownership in the combined company will not exceed a certain threshold level. New Engility will apply to list its common stock on the New York Stock Exchange (which we refer to as the NYSE) under the symbol “EGL,” subject to official notice of issuance. New Engility does not intend to avail itself of any of the exemptions from certain NYSE corporate governance requirements that are available to “controlled companies.”

In connection with the transactions contemplated by the merger agreement, Engility stockholders will receive (i) a special cash dividend of approximately $11.48 per share of Engility common stock, subject to final adjustments depending on Engility’s fully diluted share count immediately prior to the closing of the mergers and (ii) one share of common stock of New Engility for each share of Engility common stock. Based on Engility’s closing per share price of $41.24 as of January 14, 2015, less the estimated $11.48 per share amount of the special cash dividend to be paid to Engility stockholders, the shares of New Engility common stock to be received by Engility stockholders in connection with the business combination would have an aggregate value of approximately $536 million, or approximately $29.76 per share of Engility common stock (based on Engility’s anticipated fully diluted share count immediately prior to the closing of the mergers).

The precise number of shares of New Engility common stock that TASC stockholders will receive for each share of TASC common stock will not be known until shortly before the closing of the mergers (which we refer to as the closing). Based on the current equity capitalization of Engility and TASC, it is estimated that TASC stockholders will receive approximately 0.1095 shares of New Engility common stock for each share of TASC common stock held by such stockholders, which in the aggregate amounts to 18,937,564 shares of New Engility common stock to be received by TASC stockholders. Based on Engility’s closing per share price as of January 14, 2015, less the estimated $11.48 per share amount of the special dividend to be paid to Engility stockholders, the shares of New Engility common stock to be received by TASC stockholders in connection with the business combination would have an aggregate value of approximately $564 million, or approximately $3.26 per share of TASC common stock currently outstanding.

Completion of the transactions contemplated by the merger agreement requires, among other things, the separate approvals of both Engility stockholders and TASC stockholders. To obtain these approvals, Engility will hold a special meeting of Engility stockholders on February 23, 2015, and TASC will conduct a consent solicitation in order to obtain the requisite approval from TASC stockholders.

ENGILITY’S BOARD OF DIRECTORS RECOMMENDS THAT ENGILITY STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE ENGILITY MERGER AND THE MERGER AGREEMENT.

TASC’S BOARD OF DIRECTORS RECOMMENDS THAT TASC STOCKHOLDERS PROVIDE THEIR CONSENT TO THE PROPOSAL TO APPROVE THE TASC MERGER, ADOPT THE MERGER AGREEMENT AND APPROVE THE TRANSACTIONS CONTEMPLATED THEREBY.

This document is a prospectus of New Engility, a proxy statement for Engility, as well as a consent solicitation statement for TASC, and provides you with detailed information about the merger agreement, the special meeting of Engility stockholders, the TASC consent solicitation and other matters contemplated by the merger agreement. We encourage you to read carefully the entire joint proxy/consent solicitation statement/prospectus, including all its annexes, the documents incorporated by reference, including the section entitled “Risk Factors” beginning on page 33 of the enclosed joint proxy/consent solicitation statement/prospectus.

Your vote is very important. Whether or not Engility stockholders plan to attend the Engility special meeting, we ask Engility stockholders to please submit a proxy to vote their shares as soon as possible to make sure that their shares are represented and voted at the Engility special meeting. We ask TASC stockholders to please complete the written consent furnished with this joint proxy/consent solicitation statement/prospectus as soon as possible and return it promptly to TASC by one of the means described in the section entitled “TASC Solicitation of Written Consents” beginning on page 52 of the enclosed joint proxy/consent solicitation statement/prospectus.

Anthony Smeraglinolo President and Chief Executive Officer Engility Holdings, Inc.	John P. Hynes, Jr. President and Chief Executive Officer TASC Parent Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued in connection with the mergers or determined if the enclosed joint proxy/consent solicitation statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The enclosed joint proxy/consent solicitation statement/prospectus is dated [                    ], 2015, and first being mailed or otherwise delivered to the stockholders of Engility and stockholders of TASC on or about [                    ], 2015.

ENGILITY HOLDINGS, INC.

3750 Centerview Drive

Chantilly, Virginia 20151

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD FEBRUARY 23, 2015

Dear Engility Holdings, Inc. Stockholders:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Engility Holdings, Inc., a Delaware corporation, will be held on February 23, 2015 at 9:00 a.m., Eastern time, at the Westfields Marriott, 14750 Conference Center Drive, Chantilly, Virginia 20151, for the following purposes:

1.	to consider and vote upon a proposal to approve the merger of Engility Holdings, Inc., a Delaware corporation (which we refer to as Engility), with and into New East Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Engility (which we refer to as New Engility), with New Engility as the surviving company in the merger (which we refer to as the Engility merger) and approve the Agreement and Plan of Merger, dated as of October 28, 2014 (which, as amended from time to time, we refer to as the merger agreement), among TASC Parent Corporation, a Delaware corporation, Toucan Merger Corporation I, a Delaware corporation (which we refer to as Merger Sub One), Toucan Merger Corporation II, a Delaware corporation and a wholly owned subsidiary of Merger Sub One, Engility, New Engility and East Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of New Engility;

2.	to consider and vote upon a proposal to permit Engility to adjourn the special meeting, if necessary or advisable, for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve the Engility merger and the merger agreement; and

3.	to consider and vote upon a proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Engility’s named executive officers in connection with the mergers.

THE ENGILITY BOARD OF DIRECTORS RECOMMENDS THAT ENGILITY STOCKHOLDERS VOTE “FOR” EACH PROPOSAL.

Holders of Engility common stock of record at the close of business on January 9, 2015 are entitled to vote at the Engility special meeting or any adjournment of the Engility special meeting. At least ten days prior to the special meeting, a complete list of stockholders of record as of January 9, 2015, will be available for inspection by any Engility stockholder for any purpose germane to the special meeting, during ordinary business hours, at the office of the Corporate Secretary at Engility Holdings, Inc., 3750 Centerview Drive, Chantilly, Virginia 20151.

Your vote is important. All Engility stockholders entitled to notice of, and to vote at, the Engility special meeting are cordially invited to attend the Engility special meeting in person. However, to ensure your representation at the Engility special meeting, please submit your proxy, either by mail, by telephone or through the Internet with voting instructions. The submission of your proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Engility common stock entitled to vote who is present at the Engility special meeting may vote in person instead of by proxy, thereby revoking any previous proxy. A proxy may also be revoked in writing at any time before the vote is taken at the Engility special meeting.

We encourage you to read the enclosed joint proxy/consent solicitation statement/prospectus carefully, including all its annexes and documents incorporated by reference, including the section entitled “Risk Factors” beginning on page 33. If you have any questions or need assistance voting your shares, please call our proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500.

By Order of the Board of Directors,

Thomas O. Miiller

Senior Vice President, General Counsel and Corporate Secretary

Chantilly, Virginia

[                    ], 2015

TASC PARENT CORPORATION

4801 Stonecroft Boulevard

Chantilly, Virginia 20151

NOTICE OF SOLICITATION OF WRITTEN CONSENT

Dear TASC Parent Corporation Stockholders:

Pursuant to an Agreement and Plan of Merger, dated as of October 28, 2014 (which, as amended from time to time, we refer to as the merger agreement), among TASC Parent Corporation, a Delaware corporation (which we refer to as TASC), Toucan Merger Corporation I, a Delaware corporation (which we refer to as Merger Sub One), Toucan Merger Corporation II, a Delaware corporation and a wholly owned subsidiary of Merger Sub One (which we refer to as Merger Sub Two), Engility Holdings, Inc., a Delaware corporation (which we refer to as Engility), New East Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Engility (which we refer to as New Engility), and East Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of New Engility (which we refer to as East Merger Sub), TASC and Engility agreed, subject to the terms and conditions of the merger agreement, to effect a strategic business combination of their respective businesses through a series of transactions, including (i) the merger of Merger Sub Two with and into TASC (which we refer to as the TASC merger) with TASC continuing as the surviving company and as a wholly owned subsidiary of Merger Sub One and (ii) the merger of Merger Sub One with and into East Merger Sub with East Merger Sub continuing as the surviving company and as a wholly owned subsidiary of New Engility (which we refer to as the Engility/TASC merger).

The enclosed joint proxy/consent solicitation statement/prospectus is being delivered to you on behalf of the TASC board of directors to request that holders of common stock, par value $0.01 per share, of TASC as of the record date of January 12, 2015, execute and return written consents to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby.

The enclosed joint proxy/consent solicitation statement/prospectus describes the merger agreement and the transactions contemplated thereby and provides additional information about the parties involved. We encourage you to read carefully the entire joint proxy/consent solicitation statement/prospectus, including all its annexes, the documents incorporated by reference, including the section entitled “Risk Factors” beginning on page 33 of the enclosed joint proxy/consent solicitation statement/prospectus.

You will be entitled to appraisal rights in connection with the TASC merger. You will not, however, be entitled to demand appraisal in the Engility/TASC merger. A summary of the appraisal rights that may be available to you is described in the section entitled “Appraisal Rights” beginning on page 224 of the enclosed joint proxy/consent solicitation statement/prospectus. Please note that if you wish to exercise appraisal rights you must not sign or return a written consent approving the TASC merger, adopting the merger agreement and approving the transactions contemplated thereby, or sign or deliver a consent without indicating a decision on the proposal. However, so long as you do not return a consent form at all, it is not necessary to affirmatively vote against or disapprove the TASC merger in order to preserve your appraisal rights. In addition, you must take all other steps necessary to perfect your appraisal rights.

The TASC board of directors has carefully considered the TASC merger, the terms thereof and the other transactions contemplated by the merger agreement and has declared that the TASC merger, the terms thereof and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of TASC and its stockholders. Accordingly, the TASC board of directors recommends that TASC stockholders approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby.

Please complete, date and sign the written consent furnished with this joint proxy/consent solicitation statement/prospectus and return it promptly to TASC by one of the means described in the section entitled “TASC Solicitation of Written Consents” beginning on page 52 of the enclosed joint proxy/consent solicitation statement/prospectus.

By Order of the Board of Directors,

Clifford E. Greenblatt

Vice President and General Counsel

Chantilly, Virginia

[                    ], 2015

i

ADDITIONAL INFORMATION

The enclosed joint proxy/consent solicitation statement/prospectus incorporates by reference important business and financial information about Engility Holdings, Inc. from documents that are not included in or delivered with the joint proxy/consent solicitation statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the joint proxy/consent solicitation statement/prospectus by requesting them in writing or by telephone from Engility Holdings, Inc. at the following:

Engility Holdings, Inc.

3750 Centerview Drive

Chantilly, Virginia 20151

Attention: Investor Relations

(703) 708-1400

www.engilitycorp.com (“Investor Relations” tab)

In addition, if you have questions about the mergers, the Engility special meeting or the TASC consent solicitation, or if you need to obtain copies of the enclosed joint proxy/consent solicitation statement/prospectus, proxy cards, written consents, or other documents incorporated by reference in the joint proxy/consent solicitation statement/prospectus, please feel free to contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

(800) 322-2885 (call toll free)

(212) 929-5500 (call collect)

E-mail: proxy@mckenziepartners.com

You will not be charged for any of the documents you request.

If you would like to request documents from Engility, please do so at least five business days before the Engility special meeting or by February 13, 2015, in order to receive them before the Engility special meeting. If you would like to request documents from TASC, please do so at least five business days before the expiration of the consent solicitation period or by February 11, 2015.

Information on the Internet website of Engility is not part of the enclosed joint proxy/consent solicitation statement/prospectus. You should not rely on that information in deciding whether to approve the Engility merger and the merger agreement unless that information is in this document or has been incorporated by reference into this document.

You should only rely on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with different information. The document is dated [                    ], 2015; you should not assume that information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to Engility stockholders or TASC stockholders nor the issuance by New Engility of common stock in connection with the transactions contemplated by the merger agreement will create any implications to the contrary.

For a more detailed description of the information incorporated by reference in the enclosed joint proxy/consent solicitation statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 233 of the enclosed joint proxy/consent solicitation statement/prospectus.

v

EXPLANATORY NOTE

This joint proxy/consent solicitation statement/prospectus relates to an Agreement and Plan of Merger, dated as of October 28, 2014 (which, as amended from time to time, we refer to as the merger agreement), by and among Engility Holdings, Inc., a Delaware corporation (which we refer to as Engility), New East Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Engility (which we refer to as New Engility), East Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of New Engility (which we refer to as East Merger Sub), TASC Parent Corporation, a Delaware corporation (which we refer to as TASC), Toucan Merger Corporation I, a Delaware corporation (which we refer to as Merger Sub One) and Toucan Merger Corporation II, a Delaware corporation (which we refer to as Merger Sub Two). Upon the terms and subject to the conditions of the merger agreement (a copy of which is attached to this joint proxy/consent solicitation statement/prospectus as Annex A), Engility and TASC have agreed to effect a strategic combination of their respective businesses under a new holding company, New Engility (which we refer to as the business combination). Pursuant to the merger agreement:

•	Merger Sub Two will be merged with and into TASC, with TASC being the surviving company as a wholly owned subsidiary of Merger Sub One (which we refer to as the TASC merger); and, immediately following the TASC merger, TASC will convert into a limited liability company (which we refer to as the TASC conversion);

•	Engility will be merged with and into New Engility, with New Engility being the surviving company and succeeding to and continuing to operate, directly or indirectly, the then existing business of Engility (which we refer to as the Engility merger); and

•	Merger Sub One will be merged with and into East Merger Sub, with East Merger Sub being the surviving company as a wholly owned subsidiary of New Engility (which we refer to as the Engility/TASC merger, and together with the Engility merger and the TASC merger, the mergers).

In connection with the business combination, among other things (1) Engility’s business and TASC’s business will be held under a new holding company, New Engility (which will change its name to “Engility Holdings, Inc.” following the consummation of the transactions contemplated by the merger agreement), (2) existing Engility stockholders will receive (a) a special cash dividend of approximately $11.48 per share for each share of common stock of Engility, par value $0.01 per share (which we refer to as Engility common stock), subject to final adjustments depending on Engility’s fully diluted share count immediately prior to the closing of the transactions contemplated by the merger agreement (which we refer to as the Engility special cash dividend), and (b) one share of common stock of New Engility, par value $0.01 per share (which we refer to as New Engility common stock), for each share of Engility common stock held by such holders (which we refer to as the Engility exchange ratio, and such shares of New Engility common stock, collectively, the Engility merger consideration), and (3) existing TASC stockholders will receive (a) in the TASC merger, for each share of common stock of TASC, par value $0.01 per share (which we refer to as TASC common stock), one share of Merger Sub One common stock, as defined below (which we refer to as the TASC exchange consideration) and (b) in the Engility/TASC merger, for each share of common stock of Merger Sub One, par value $0.01 per share (which we refer to as Merger Sub One common stock) a number of shares (rounded to the nearest ten-thousandth of a share) of New Engility common stock (which we refer to as the Engility/TASC merger consideration) equal to (i) 51% multiplied by the quotient of (x) the total number of shares of New Engility common stock issued and outstanding immediately following the Engility merger but before the Engility/TASC merger, determined on a fully-diluted and as-if exercised basis and after giving effect to the issuance of the New Engility common stock to holders of Engility common stock in the Engility merger (which we refer to as the fully diluted outstanding stock) divided by (y) 49%, divided by (ii) the total number of shares of Merger Sub One common stock outstanding immediately prior to the Engility/TASC merger, provided that if the amount calculated in clause (i) is deemed less than 18,937,564, then clause (i) will be deemed to be the lesser of (x) 18,937,564 and (y) 51.5% multiplied by the quotient of the fully diluted outstanding stock divided by 48.5% (which we refer to as the Engility/TASC exchange ratio). The Engility/TASC exchange ratio provides for a fixed percentage of ownership of New Engility common stock and no adjustment will be made to the Engility/TASC exchange ratio as a result of increases or decreases in the trading price of Engility’s common stock following the execution of the merger agreement and the announcement of the mergers. There is no right to terminate the merger agreement as a result of increases or decreases in the trading price of Engility’s common stock following the execution of the merger agreement and the announcement of the mergers. Based on Engility’s closing per share price of $41.24 as of January 14, 2015, less the estimated $11.48 per share amount of the Engility special cash dividend to be paid to Engility stockholders, the shares of New Engility common stock to be received by Engility stockholders in connection with the business combination would have an aggregate value of approximately $536 million, or approximately $29.76 per share of Engility common stock (based on Engility’s anticipated fully diluted share count immediately prior to the closing of the mergers). Based on the current number of shares of fully diluted common stock of Engility and the outstanding TASC common stock, TASC stockholders would receive approximately 0.1095 shares of New Engility common stock for each share of TASC common stock held by such holders. As a result, it is estimated that TASC stockholders will receive approximately 18,937,564 shares of New Engility common stock, which based on Engility’s closing per share price as of January 14, 2015, less the estimated per share amount of the special dividend to be paid to Engility stockholders, would have a value of approximately $564 million, or approximately $3.26 per share of TASC common stock currently outstanding.

This document serves different purposes depending on the stockholders to whom it is delivered. With respect to Engility and the holders of its common stock, this document serves as:

•	a proxy statement for a special meeting of Engility stockholders being held on February 23, 2015, where Engility stockholders will vote on, among other things, a proposal to approve the Engility merger and the merger agreement; and

•	a prospectus for New Engility common stock that Engility stockholders will receive as a result of the Engility merger.

With respect to TASC stockholders, this document serves as:

•	a consent solicitation statement of TASC stockholders, for which TASC stockholders are being asked to provide consents for the approval of the TASC merger, the adoption of the merger agreement and the approval of the transactions contemplated thereby; and

•	a prospectus for New Engility common stock that TASC stockholders will receive as a result of the Engility/TASC merger.

Unless the context otherwise requires, all references in this joint proxy/consent solicitation statement/prospectus to “we,” “us,” or “our” refer to Engility and TASC.

QUESTIONS AND ANSWERS ABOUT

THE MERGERS, THE SPECIAL MEETING AND THE CONSENT SOLICITATION

The following questions and answers are intended to address briefly some commonly asked questions regarding the mergers, the Engility special meeting and the TASC consent solicitation. These questions and answers may not address all questions that may be important to you as an Engility or TASC stockholder. To better understand these matters, and for a description of the legal terms governing the mergers, you should carefully read this entire joint proxy/consent solicitation statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference in this joint proxy/consent solicitation statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 233.

Q:	Why am I receiving this joint proxy/consent solicitation statement/prospectus?

A:	Engility and TASC have entered into the merger agreement providing for the business combination of Engility and TASC under a new holding company named New East Holdings, Inc., which, following the mergers, will change its name to “Engility Holdings, Inc.” Pursuant to the merger agreement, (i) Merger Sub Two will be merged with and into TASC, with TASC continuing as the surviving corporation in the TASC merger as a wholly owned subsidiary of Merger Sub One, (ii) Engility will be merged with and into New Engility with New Engility continuing as the surviving company in the Engility merger, and succeeding to and continuing to operate, directly or indirectly, the then existing business of Engility, and (iii) Merger Sub One will be merged with and into East Merger Sub, with East Merger Sub continuing as the surviving company in the merger as a wholly owned subsidiary of New Engility. See the section entitled “The Mergers—Structure of the Mergers” beginning on page 54.

As a result of the transactions contemplated by the merger agreement, former TASC and Engility stockholders will own shares of New Engility common stock, and New Engility will apply to list its common stock for trading on the New York Stock Exchange (which we refer to as the NYSE) under the symbol “EGL,” subject to official notice of issuance. Completion of the transactions contemplated by the merger agreement is conditioned upon the approval of Engility stockholders and TASC stockholders.

Q:	What are the specific proposals on which I am being asked to vote or provide my written consent?

A:	Engility is holding a special meeting of stockholders (which we refer to as the Engility special meeting) in order to obtain the stockholder approval necessary to approve the Engility merger and the merger agreement (which we refer to as the Engility stockholder approval). New Engility, as a result of the Engility merger, will succeed to and continue to operate, directly or indirectly, the then existing business of Engility. Engility stockholders will also be asked to approve the adjournment of the Engility special meeting (if it is necessary or advisable to solicit additional proxies if there are not sufficient votes to approve the Engility merger and the merger agreement) and to approve, by non-binding, advisory vote, certain compensation arrangements for Engility’s named executive officers in connection with the mergers.

TASC is conducting a consent solicitation of its stockholders (which we refer to as the TASC consent solicitation), in order to obtain the stockholder approval necessary to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby (which we refer to as the TASC stockholder approval).

We will be unable to complete the mergers unless both the Engility stockholder approval and the TASC stockholder approval are obtained.

We have included in this joint proxy/consent solicitation statement/prospectus important information about the mergers, the merger agreement (a copy of which is included as Annex A to this joint proxy/consent solicitation statement/prospectus), the Engility special meeting and the TASC consent solicitation. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Engility special meeting, or by providing your written consent to the TASC consent solicitation, as applicable. Your vote is very important and we encourage you to submit your proxy or written consent, as applicable, as soon as possible.

Q:	Should I send my share certificates in with my proxy card or written consent, as applicable?

A:	Engility Stockholders: No. After the consummation of the mergers, Engility stockholders will receive written instructions from the exchange agent on how to exchange their Engility common stock for shares of New Engility common stock. Please do not send your Engility stock certificates with your proxy.

TASC Stockholders: No. Prior to the consummation of the mergers, TASC stockholders will receive a form letter of transmittal providing instructions for exchanging their shares of TASC common stock for shares of New Engility common stock. Following consummation of the mergers and receipt of a completed letter of transmittal by the exchange agent from TASC stockholders, stockholders of TASC will receive confirmation of the successful exchange of their TASC common stock for shares of New Engility common stock. Please do not send your TASC stock certificates with your written consent.

Q:	What will happen to Engility stock options and other Engility stock-based awards if the mergers are completed?

A:	Generally, Engility equity awards and equity-based awards will be treated as follows: (i) the vesting of each option to purchase shares of Engility common stock will be accelerated at closing and the options will be assumed by New Engility following the completion of the mergers, subject generally to certain adjustments to the exercise price of such stock options and/or dividend equivalent payments to reflect the Engility special cash dividend; (ii) each Engility restricted stock unit (other than those held by Engility’s directors and certain of its executive officers) will vest and be settled in shares of New Engility common stock following the completion of the mergers, and each holder thereof will receive payment of the Engility special cash dividend with respect to the total number of vested restricted stock units; (iii) each Engility restricted stock unit held by Engility’s directors and certain executive officers and the Engility special cash dividend payable with respect to the shares underlying each such restricted stock unit will, pursuant to a waiver signed by each of them, be assumed by New Engility and will continue to vest in accordance with the terms of the underlying award agreements, unless, in the case of a director, such director is requested to resign from the board of directors of Engility (which we refer to as the Engility board) (other than for cause relating to his performance as a director) or, in the case of an executive officer, such executive officer’s employment is terminated by Engility without “cause” or the executive officer terminates his employment for “good reason,” in each case, prior to the end of the restricted period relating to any restricted stock units outstanding as of the date of the waiver (in which case such restricted stock units will automatically vest as of the date of termination and be settled in shares of New Engility common stock and/or cash) and (iv) Engility performance share awards will be assumed by New Engility following completion of the mergers, with the number of shares of New Engility common stock eligible to become vested with respect to such performance share awards (and the related accrual of the Engility special cash dividend with respect to the shares that are eligible to vest) to be determined at closing in accordance with the terms of the underlying performance share award agreements. For a more detailed discussion of the treatment of Engility stock options and stock-based awards as a result of the mergers, see the section entitled “The Mergers—Interests of Directors and Executive Officers in the Transactions—Interests of Directors and Executive Officers of Engility in the Transactions—Stock Options and Other Stock-Based Awards” beginning on page 106.

Q:	What will happen to TASC stock options if the mergers are completed?

A:

Upon completion of the TASC merger, all options to purchase shares of TASC common stock will be converted into stock options denominated in shares of capital stock of Merger Sub One. Immediately prior to the effective time of the Engility/TASC merger, each option to purchase shares of Merger Sub One common stock that is subject to vesting based upon the achievement of performance metrics will be cancelled without any payment or exchange, and each option to purchase shares of Merger Sub One common stock that is not subject to performance-based vesting will be cancelled and the holder of such stock option will be entitled to receive a cash payment for the cancelation of the stock option equal to either (i) for options with an exercise price of $1.50, for each share underlying such option the value of the Engility/TASC merger consideration to be received by TASC stockholders in respect of each share of

Merger Sub One as of the closing minus the exercise price of the stock option or (ii) for options with an exercise price that is greater than $1.50, an amount based on a Black-Scholes valuation of the applicable option. For options with an exercise price of $5.00, the amount is $0.27 for each share underlying the options. For options with an exercise price of $3.00, the amount ranges from $0.66 to $0.73 for each share underlying the options depending on the grant date of the option. For a more detailed discussion of the treatment of TASC stock options as a result of the mergers, see the section entitled “The Mergers—Interests of Directors and Executive Officers in the Transactions—Interests of Directors and Executive Officers of TASC in the Transactions—Stock Options” beginning on page 103.

Q:	What conditions must be satisfied to complete the mergers?

A:	Engility and TASC are not required to complete the mergers unless a number of conditions are satisfied or waived. These conditions include, among others: (i) the receipt of the Engility stockholder approval and the TASC stockholder approval; (ii) the approval for listing by the NYSE of New Engility common stock to be issued as consideration in the Engility merger and the Engility/TASC merger; (iii) the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Acts of 1976, as amended (which we refer to as the HSR Act); (iv) the absence of any law or order from any court or governmental entity preventing or prohibiting the consummation of the transactions contemplated by the merger agreement, including the mergers; (v) the effectiveness of the registration statement on Form S-4, of which this joint proxy/consent solicitation statement/prospectus forms a part, and the absence of any stop order; (vi) the receipt by both parties of certain tax opinions; and (vii) that each of Engility and TASC will have obtained the proceeds from their respective financing arrangements contemplated by the merger agreement.

For a more complete summary of the conditions that must be satisfied or waived prior to the completion of the mergers and the other transactions contemplated by the merger agreement, see the section entitled “The Merger Agreement—Conditions to the Mergers” beginning on page 141.

Q:	What happens if the mergers are not consummated?

A:	If the Engility merger and the merger agreement are not approved by Engility stockholders and/or the merger agreement is not adopted, and the transactions contemplated thereby are not approved, by the TASC stockholders, Engility stockholders will not receive the Engility special cash dividend or the Engility merger consideration and TASC stockholders will not receive the TASC exchange consideration or the Engility/TASC merger consideration. Additionally, under specified circumstances, Engility may be required to pay a termination fee of $15.6 million to TASC, in addition to fees associated with the indebtedness to be incurred by TASC in connection with the transactions contemplated by the merger agreement, if the merger agreement is terminated. See the section entitled “The Merger Agreement—Termination Fees; Expenses” beginning on page 145.

Q:	What vote is required to approve each Engility proposal?

A:	Proposal to Approve the Engility Merger and the Merger Agreement by Engility Stockholders: Approving the Engility merger and the merger agreement requires the affirmative vote of holders of a majority of the shares of Engility common stock outstanding and entitled to vote. Accordingly, an Engility stockholder’s failure to submit a proxy card or to vote in person at the Engility special meeting, an abstention from voting, or the failure of an Engility stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” the proposal to approve the Engility merger and the merger agreement.

Proposal to Adjourn the Engility Special Meeting by Engility Stockholders: Approving the adjournment of the Engility special meeting (if necessary or advisable to solicit additional proxies if there are not sufficient votes to approve the Engility merger and the merger agreement) requires the affirmative vote of holders of a majority in voting power of the shares of Engility common stock present in person, or represented by proxy, and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the Engility special meeting, while shares not in attendance at the Engility special meeting will have no effect on the outcome of any vote to adjourn the Engility special meeting.

Proposal Regarding Certain Engility Merger-Related Executive Compensation Arrangements: In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act), Engility is providing its stockholders with the opportunity to approve, by non-binding, advisory vote, certain compensation payments for Engility’s named executive officers in connection with the mergers, as reported in the section entitled “Proposal 3—Advisory Vote on Merger-Related Compensation for Engility Named Executive Officers” beginning on page 231. Approving merger-related executive compensation requires the affirmative vote of holders of a majority in voting power of the shares of Engility common stock present in person, or represented by proxy, and entitled to vote at the Engility special meeting to approve such merger-related compensation. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve the merger-related executive compensation, while shares not in attendance at the Engility special meeting will have no effect on the outcome of any vote to approve the merger-related executive compensation.

Q:	What are the recommendations of the Engility board of directors?

A:	The Engility board has (i) approved the merger agreement and the consummation of the transactions contemplated thereby, including the Engility merger and the Engility special cash dividend, upon the terms and subject to the conditions set forth in the merger agreement, (ii) determined that the terms of the merger agreement and the transactions contemplated thereby, including the Engility merger, are advisable, fair to and in the best interests of, Engility and its stockholders, (iii) directed that the Engility merger and the merger agreement be submitted to Engility stockholders for approval, (iv) recommended that Engility stockholders approve the Engility merger and the merger agreement and (v) declared that the merger agreement is advisable.

Accordingly, the Engility board recommends that Engility stockholders vote:

“FOR” the proposal to approve the Engility merger and the merger agreement;

“FOR” the proposal to permit the Engility board of directors to adjourn the Engility special meeting (if it is necessary or advisable to solicit additional proxies if there are not sufficient votes to approve the Engility merger and the merger agreement); and

“FOR” the proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Engility’s named executive officers in connection with the mergers.

See the sections entitled “The Mergers—Recommendation of the Engility Board” and “The Mergers—Engility’s Reasons for the Transactions” beginning on pages 65 and 66, respectively. In addition, certain of Engility’s officers and directors have financial interests in the transactions contemplated by the merger agreement that are different from, or in addition to, the interests of Engility’s stockholders. These interests are described in more detail in the section titled “The Mergers—Interests of Directors and Executive Officers in the Transactions—Interests of Directors and Executive Officers of Engility in the Transactions” beginning on page 106.

Q:	What written consent by TASC stockholders is required to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby?

A:	Approving the TASC merger, adopting the merger agreement and approving the transactions contemplated thereby require the approval of the holders of a majority of the outstanding shares of TASC common stock entitled to vote. Accordingly, a failure to submit a written consent will have the same effect as a vote “AGAINST” the proposal to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby.

Birch Partners, LP, a Delaware limited partnership (which we refer to as Birch Partners), the holder of approximately 99% of the outstanding shares of TASC common stock, entered into a voting agreement on

October 28, 2014 (which we refer to as the voting agreement) with Engility under which it has agreed to execute and return a written consent with respect to its shares of TASC common stock approving the TASC merger, adopting the merger agreement and approving the transactions contemplated thereby. As a result, pursuant to the terms of the voting agreement, TASC expects to receive a number of consents sufficient to satisfy the majority approval requirement described above.

For additional information about the voting agreement, see the section entitled “The Voting Agreement” beginning on page 148.

Q:	What are the recommendations of the TASC board of directors?

A:	The TASC board of directors (which we refer to as the TASC board) approved and declared advisable the merger agreement, the TASC merger and the other transactions contemplated by the merger agreement on the terms and subject to the conditions set forth in the merger agreement and recommended that TASC stockholders approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby. The TASC board, in the course of reaching its decision to approve the merger agreement, the TASC merger and the other transactions contemplated by the merger agreement, consulted with TASC’s management and legal advisors, reviewed a significant amount of information and considered a number of factors, both positive and negative, and potential benefits and detriments of the merger to TASC and TASC stockholders and determined that the TASC merger, the terms thereof and the other transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of, TASC and its stockholders.

Accordingly, the TASC board recommends that TASC stockholders provide their written consent to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby.

See the sections entitled “The Mergers—Recommendation of the TASC Board” and “The Mergers—TASC’s Reasons for the Transactions” beginning on page 99. In addition, certain of TASC’s officers and directors have financial interests in the transactions contemplated by the merger agreement that are different from, or in addition to, the interests of TASC’s stockholders. These interests are described in more detail in the section titled “The Mergers—Interests of Directors and Executive Officers in the Transactions—Interests of Directors and Executive Officers of TASC in the Transactions” beginning on page 103.

Q:	When do you expect the mergers and the other transactions contemplated by the merger agreement to be completed?

A:	Engility and TASC are working to complete the mergers and the other transactions contemplated by the merger agreement as soon as possible, and we anticipate that they will be completed during the first quarter of 2015. However, the mergers and the other transactions contemplated by the merger agreement are subject to regulatory approval and financing and other conditions which are described in more detail in this joint proxy/consent solicitation statement/prospectus, and it is possible that factors outside the control of Engility and TASC could result in the mergers being completed at a later time, or not at all.

Q:	Are Engility stockholders entitled to appraisal rights?

A:	No. Under Section 253 of the Delaware General Corporation Law (which we refer to as the DGCL), appraisal rights are not available to holders of shares of Engility common stock in connection with the Engility merger. Appraisal rights will also not be available under Delaware law in the Engility/TASC merger to holders of Engility common stock because Engility is not a constituent corporation to the Engility/TASC merger.

Q:	Are TASC stockholders entitled to appraisal rights?

A:

Yes, holders of TASC common stock will be entitled to appraisal rights in connection with the TASC merger. If you are a TASC stockholder who does not consent to the TASC merger, you will, by complying with Section 262 of the DGCL, be entitled to the appraisal rights described therein in connection with the

TASC merger. A copy of Section 262 of the DGCL is attached to this joint proxy/consent solicitation statement/prospectus as Annex G. Failure to follow any of the statutory procedures set forth in Section 262 may result in the loss or waiver of appraisal rights under Delaware law. To perfect your appraisal rights, Delaware law requires, among other things, that you send a demand for appraisal to TASC or to the surviving company in the TASC merger after receiving a notice from TASC or the surviving company in the TASC merger that appraisal rights are available to you, which notice will be sent to non-consenting TASC stockholders in the future. This joint proxy/consent solicitation statement/prospectus is not intended to constitute such a notice. Do not send in your demand prior to the mailing of such later notice because any demand for appraisal made prior to your receipt of such notice may not be effective to perfect your rights. See the section entitled “Appraisal Rights” beginning on page 224.

Merger Sub One stockholders will generally be entitled to appraisal rights in connection with the Engility/TASC merger. Former TASC stockholders will not, however, be entitled to demand appraisal in the Engility/TASC merger. Although, as a technical matter of Delaware law, stockholders of Merger Sub One have appraisal rights in connection with the Engility/TASC merger, TASC stockholders do not become stockholders of Merger Sub One until the TASC merger is effective. Before that time, Birch Partners as the then sole stockholder of Merger Sub One will vote in favor of the Engility/TASC merger at a stockholders meeting thus preventing any TASC stockholder, who becomes a stockholder of Merger Sub One in connection with the TASC merger, from demanding appraisal under Section 262 of the DGCL in connection with the Engility/TASC merger.

Q:	If the mergers are completed, when can Engility stockholders expect to receive the Engility special cash dividend and the Engility merger consideration?

A:	Prior to the effective time of the Engility merger, Engility will deposit with the exchange agent the full amount of the Engility special cash dividend to be paid to Engility common stock holders, and the Engility board will declare and cause to be paid the Engility special cash dividend to Engility common stock holders of record as of the record date for the Engility special cash dividend, which will be the day on which all conditions to closing under the merger agreement have been satisfied (other than those conditions that by their nature are to be satisfied at the closing but which conditions would be satisfied) but in any event prior to the effective time of the Engility/TASC merger (which we refer to as the Engility special cash dividend record date). At the time of the completion of the Engility merger, your shares of Engility common stock will automatically convert into the right to receive the number of shares of New Engility common stock equal to the number of shares of Engility common stock that you owned immediately prior to the completion of the Engility merger. After the Engility merger is completed, each holder of record will receive a letter of transmittal that will include written instructions from the exchange agent on how to exchange such holder’s shares of Engility common stock for shares of New Engility common stock.

Q:	If the mergers are completed, when can TASC stockholders expect to receive the Engility/TASC merger consideration?

A:	Prior to the completion of the mergers, TASC will mail to each TASC stockholder of record written instructions detailing how stockholders of record can exchange their shares of TASC common stock (Merger Sub One common stock following the TASC merger) for shares of New Engility common stock upon the consummation of the Engility/TASC merger.

Q:	What happens if I sell my shares of Engility common stock after the Engility special meeting, but before the effective time of the mergers?

A:	Engility Merger Consideration. If you transfer your shares of Engility common stock after the Engility special meeting, but before the effective time of the mergers, you will have transferred the right to receive the Engility merger consideration. In order to receive the Engility merger consideration, you must hold your shares of Engility common stock through the completion of the mergers and the other transactions contemplated by the merger agreement.

Engility Special Cash Dividend. If you transfer your shares of Engility common stock after the Engility special meeting, but before the date of the closing of the Engility merger, you will have transferred the right to receive the Engility special cash dividend. In order to receive the Engility special cash dividend, you must hold your shares of Engility common stock through the date of the closing of the Engility merger.

Q:	What if I hold shares in both Engility and TASC?

A:	If you are a stockholder of both Engility and TASC, you will receive two separate packages of voting materials. A vote as an Engility stockholder for the proposal to approve the Engility merger and the merger agreement will not constitute a consent as a TASC stockholder for the proposal to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby, or vice versa. Therefore, please mark, sign, date and return the proxy card you receive from Engility and the written consent you receive from TASC, or submit a proxy as an Engility stockholder over the Internet or by telephone.

About the Engility special meeting

Q:	Who is soliciting my proxy?

A:	The Engility board is providing these Engility proxy materials to you. These materials also constitute a prospectus with respect to the New Engility common stock issuable to Engility stockholders in connection with the Engility merger and TASC stockholders in connection with the Engility/TASC merger and a consent solicitation statement for holders of TASC common stock.

Q:	When and where will the Engility special meeting be held?

A:	The Engility special meeting will be held at the Westfields Marriott, 14750 Conference Center Drive, Chantilly, Virginia 20151 on February 23, 2015, at 9:00 a.m., Eastern time, unless the meeting is adjourned or postponed.

Q:	Who is entitled to vote at the Engility special meeting?

A:	Engility has fixed January 9, 2015 as the record date for the Engility special meeting (which we refer to as the Engility record date). If you were an Engility stockholder at the close of business on the Engility record date, you are entitled to vote on matters that come before the Engility special meeting or any postponements or adjournments thereof. However, an Engility stockholder may only vote his, her or its shares if such holder is present in person or is represented by proxy at the Engility special meeting.

Q:	How many votes do I have?

A:	Engility stockholders are entitled to one vote at the Engility special meeting for each share of Engility common stock held of record as of the Engility record date. As of the close of business on the Engility record date, there were 17,592,388 outstanding shares of Engility common stock.

As of the close of business on the Engility record date, Engility’s directors and executive officers and certain of their affiliates beneficially owned 343,361 shares of Engility common stock entitled to vote at the Engility special meeting. This represents approximately 2.0% in voting power of the outstanding shares of Engility common stock entitled to be cast at the Engility special meeting. Each Engility director and executive officer and certain of their affiliates has indicated his or her present intention to vote, or cause to be voted, the shares of Engility common stock owned by him or her for the proposal to approve the Engility merger and the merger agreement. As of the Engility record date, Engility did not beneficially own any shares of Engility common stock.

Q:	My shares are held in “street name” by my broker. Will my broker automatically vote my shares for me?

A:

No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this joint proxy/consent solicitation statement/prospectus has been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank, nominee or other holder of record as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Because brokers do not have discretionary voting authority with respect to any of the proposals described in this joint proxy/consent solicitation statement/prospectus, if you, as a beneficial owner of shares of Engility common stock held in “street name” do not give voting instructions to the broker, bank, nominee or other holder of record, then those shares will not be voted on any of the proposals described in this joint proxy/consent solicitation statement/prospectus and will have the same effect as a vote against the proposal to approve the Engility merger and the merger agreement, and will have no effect on the outcome of any vote to adjourn the Engility special meeting or any vote to approve the merger-related executive compensation. If you hold shares of Engility common stock through a broker, bank, nominee or other holder of record with custody of your shares, follow the voting instructions you receive from that organization.

Q:	What do I need to do now?

A:	Read and consider the information contained in this joint proxy/consent solicitation statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference into this joint proxy/consent solicitation statement/prospectus, carefully and then please submit your proxy as soon as possible so that your shares may be represented and voted at the Engility special meeting.

Q:	How do Engility stockholders vote?

A:	You can vote in person by completing a ballot at the Engility special meeting, or you can have your shares of Engility common stock voted by proxy before the Engility special meeting. Even if you plan to attend the Engility special meeting, we encourage you to have your shares voted by proxy as soon as possible. After carefully reading and considering the information contained in this joint proxy/consent solicitation statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference into this joint proxy/consent solicitation statement/prospectus, please submit your proxy by telephone or over the Internet in accordance with the instructions set forth on the enclosed proxy card, or mark, sign and the date the proxy card, and return it in the enclosed postage-paid envelope as soon as possible so that your shares may be voted at the Engility special meeting. For detailed information, see the section entitled “The Engility Special Meeting—How to Submit Your Proxy” beginning on page 49. YOUR VOTE IS VERY IMPORTANT.

Q:	If I hold shares in the Engility Master Savings Plan, how do I vote my shares?

A:	If you participate in the Engility Master Savings Plan (which we refer to as the MSP), then your proxy card or voting instruction card, as determined by the trustee and communicated to you, will serve as voting instructions for the trustee of the MSP for shares of Engility common stock allocated to your account under the MSP. Shares for which no instructions are received will be voted by the trustee of the MSP in the same proportion as the shares for which instructions are received by the trustee. The deadline for returning your voting instruction cards is February 18, 2015.

Q:	Can I change my vote after I have submitted a proxy by telephone or over the Internet or submitted my completed proxy card?

A:	Yes. You can change your vote by revoking or revising your proxy at any time before it is voted at the Engility special meeting. You can do this in one of four ways: (1) submit a proxy again by telephone or over the Internet prior to 11:59 p.m., Eastern time, on the night before the Engility special meeting; (2) sign another proxy card with a later date than your previously delivered proxy and return it prior to 11:59 p.m., Eastern time, on the night before the Engility special meeting; (3) attend the Engility special meeting and vote in person; or (4) send a written notice of revocation to the corporate secretary of Engility at 3750 Centerview Drive, Chantilly, Virginia 20151 so that it is received prior to 11:59 p.m., Eastern time, on the night before the Engility special meeting.

If you have instructed your broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	What should Engility stockholders do if they receive more than one set of voting materials for the Engility special meeting?

A:	You may receive more than one set of voting materials for the Engility special meeting, including multiple copies of this joint proxy/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. Please complete, sign, date and return each proxy card and voting instruction card that you receive. For example, if you hold your shares of Engility common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card.

Q:	Who should I call if I have questions about the proxy materials or voting procedures?

A:	If you have questions about the Engility merger or the Engility/TASC merger or if you need assistance in submitting your proxy or voting your shares of Engility common stock or need additional copies of this joint proxy/consent solicitation statement/prospectus or the enclosed proxy card, you should contact Engility’s proxy solicitation agent, MacKenzie Partners, Inc., by mail at 105 Madison Avenue, New York, New York 10016, by telephone at (800) 322-2885 (toll free) or (212) 929-5500 (collect), or by email at proxy@mackenziepartners.com.

If your shares are held in a stock brokerage account or by a broker, bank, nominee or other holder of record, you should contact your broker, bank, nominee or other holder of record for additional information about proxy materials or voting procedures.

About the TASC consent solicitation

Q:	Who is soliciting my written consent?

A:	The TASC board is providing these TASC consent solicitation materials to you to request that holders of TASC common stock execute and return written consents to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby. These materials also constitute a prospectus with respect to the New Engility common stock issuable to TASC stockholders in connection with the consummation of the Engility/TASC merger, a prospectus with respect to the New Engility common stock issuable to Engility stockholders in connection with the consummation of the Engility merger and a proxy statement for holders of Engility common stock.

Q:	Who is entitled to give a written consent in the TASC consent solicitation?

A:	The TASC board has set January 12, 2015 as the record date (which we refer to as the TASC record date) for determining holders of shares of TASC common stock entitled to execute and deliver written consents with respect to the TASC consent solicitation. Holders of TASC common stock on the record date will be entitled to give or withhold consent using the written consent furnished with this joint proxy/consent solicitation statement/prospectus. If you are a TASC stockholder on the record date and you are entitled to vote on the proposal, you will be able to give or withhold consent with respect to the approval of the TASC merger, adoption of the merger agreement and approval of the transactions contemplated thereby.

As of the close of business on the TASC record date, TASC’s directors and executive officers beneficially owned 336,666 shares of TASC common stock, in the aggregate, entitled to provide consents in the TASC consent solicitation. This represents approximately 0.19% in voting power of the outstanding shares of TASC common stock entitled to provide consents in the TASC consent solicitation.

Q:	How many votes do I have?

A:	TASC stockholders are entitled to one vote in the TASC consent solicitation for each share of TASC common stock held as of the TASC record date. As of the close of business on the TASC record date, there were 172,948,023 outstanding shares of TASC common stock.

Q:	What if I am a record holder and I do not indicate a decision with respect to the proposal to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby?

A:	If you are a record holder and you return a signed written consent without indicating your decision on the proposal to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby, you will have given your consent to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby as described in the enclosed form of consent.

Q:	What is the deadline for returning my written consent?

A:	The TASC board has set February 19, 2015 as the targeted final date for receipt of written consents. TASC reserves the right to extend the final date for receipt of written consents beyond February 19, 2015. Any such extension may be made without notice to TASC stockholders.

Q:	How do TASC stockholders vote?

A:	If you hold shares of TASC common stock as of the TASC record date for granting written consent and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to TASC. Once you have completed, dated and signed your written consent, deliver it to TASC by faxing your written consent to TASC Parent Corporation, Attention: Clifford E. Greenblatt, Vice President and General Counsel, at (703) 449-1088, by emailing a .pdf copy of your written consent to cliff.greenblatt@tasc.com, or by mailing your written consent to TASC Parent Corporation, c/o TASC, Inc., 4801 Stonecroft Boulevard, Chantilly, Virginia 20151, Attention: Clifford E. Greenblatt, Vice President and General Counsel. TASC will not be holding a stockholders’ meeting to consider this proposal, and therefore you will be unable to vote in person by attending a stockholders’ meeting.

Q:	Can I change or revoke my written consent?

A:	Yes. If you are a record holder on the TASC record date of TASC common stock, you may change or revoke your consent to the proposal to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby at any time before the consents of a sufficient number of shares to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby have been delivered to TASC. If you wish to change or revoke your consent before that time, you may do so by delivering a notice of revocation or by sending in a new written consent with a later date, in each case, by one of the means described in the section entitled “TASC Solicitation of Written Consents—Submission of Consents” beginning on page 52.

Q:	What do I need to do now?

A:	Read and consider the information contained in this joint proxy/consent solicitation statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference into this joint proxy/consent solicitation statement/prospectus, carefully and then please submit your written consent for your TASC common stock as soon as possible.

Q:	Who should I call if I have questions about the consent solicitation?

A:	If you have questions about the merger agreement, the TASC merger, the Engility/TASC merger or the process for returning your written consent, or if you need additional copies of this document or a replacement written consent, please contact: TASC Parent Corporation, Attention: Clifford E. Greenblatt, Vice President and General Counsel, (703) 449-3839, 4801 Stonecroft Boulevard, Chantilly, Virginia 20151.

STRUCTURE OF THE TRANSACTIONS

Corporate Structure of TASC and Engility Prior to the Mergers

TASC	ENGILITY

Engility Special Cash Dividend and Engility Merger

(1)	Immediately prior to the Engility merger (as defined below), holders of Engility Holdings, Inc. (Engility) common stock will be paid a special cash dividend of approximately $11.48 per share, subject to final adjustments depending upon Engility’s fully diluted share count immediately prior to the closing of the transactions contemplated by the merger agreement.
(2)	Engility will be merged with and into New East Holdings, Inc. (New Engility), with New Engility continuing as the surviving company in the merger (the Engility merger). As a result of the Engility merger, New Engility will succeed to and continue to operate, directly or indirectly, the then existing business of Engility.
(3)	Upon completion of the Engility merger, each share of Engility common stock issued and outstanding immediately prior to the Engility merger will automatically be converted into the right to receive one share of New Engility common stock, and the name of New Engility will be changed to “Engility Holdings, Inc.”

TASC Merger

(4)	Toucan Merger Corporation II (Merger Sub Two) will be merged with and into TASC Parent Corporation (TASC), with TASC continuing as the surviving company in the merger (the TASC merger). Subsequently, TASC will be converted to a limited liability company, TASC Parent LLC.
(5)	Upon completion of the TASC merger, each share of TASC common stock issued and outstanding immediately prior to the TASC merger will automatically be converted into the right to receive one share of Toucan Merger Corporation I (Merger Sub One) common stock.

Engility/TASC Merger

(6)	Toucan Merger Corporation I (Merger Sub One) will be merged with and into East Merger Sub, LLC (East Merger Sub), with East Merger Sub continuing as the surviving company in the merger and as a wholly owned subsidiary of New Engility (the Engility/TASC merger).
(7)	Upon completion of the Engility/TASC merger, each share of Merger Sub One common stock (formerly TASC common stock) issued and outstanding immediately prior to the Engility/TASC merger will automatically be converted into the TASC merger consideration.

Structure of Engility Holdings, Inc. (New Engility) Following the Mergers

(8)	Upon completion of the mergers, Birch Partners and TASC management stockholders, former TASC stockholders, will together hold between 51% and 51.5%, and former Engility stockholders will hold between 48.5% and 49%, of the shares of New Engility common stock issued and outstanding immediately following the consummation of the mergers.
(9)	Upon completion of the mergers, New East Holdings, Inc. will change its name to “Engility Holdings, Inc.,” and will contribute all of the stock of Engility Corporation to East Merger Sub, which will contribute the stock of Engility Corporation to TASC Parent LLC (TASC), which will then contribute the stock of Engility Corporation to TASC, Inc., and thereby, Engility Corporation and its subsidiaries will become direct or indirect subsidiaries of TASC, Inc. and indirect subsidiaries of New Engility. After the contribution, Engility Corporation will be converted to a limited liability company.

SUMMARY

The following summary highlights selected information from this joint proxy/consent solicitation statement/prospectus and may not contain all of the information that may be important to you. Accordingly, Engility stockholders and TASC stockholders are encouraged to carefully read this entire joint proxy/consent solicitation statement/prospectus, its annexes and the documents incorporated by reference in this joint proxy/consent solicitation statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 233. Each item in this summary includes a page reference directing you to a more complete description of that item.

Parties to the Merger Agreement (Page 45)

Engility Holdings, Inc.

Engility Holdings, Inc., a Delaware corporation, was incorporated in November 2011 as a holding company in connection with the spin-off of certain government services businesses of L-3 Communications Holdings, Inc. Engility is the direct parent of Engility Corporation, a Delaware corporation that was incorporated in July 1969 (which we refer to as Engility Corporation). Engility Corporation is a leading “pure” play provider of services, primarily to the U.S. Government and offers a broad range of systems engineering, training, program management and operation support for the U.S. Government. Engility, through its subsidiaries and their predecessors, have provided mission critical services to the U.S. Government for over six decades. Engility’s customers include the U.S. Department of Defense, U.S. Department of Justice, U.S. Agency for International Development, U.S. Department of State, Federal Aviation Administration, Department of Homeland Security, and foreign governments.

The address and telephone number of the principal executive offices of Engility Holdings, Inc. and Engility Corporation are 3750 Centerview Drive, Chantilly, Virginia 20151 and (703) 708-1400.

New East Holdings, Inc. (New Engility)

New East Holdings, Inc. is a Delaware corporation and a wholly owned subsidiary of Engility formed solely for the purpose of implementing the transactions contemplated by the merger agreement. Upon the consummation of the transactions contemplated by the merger agreement, New Engility will succeed to and continue to operate, directly or indirectly, the then existing business of Engility, and, indirectly, the existing TASC business. New Engility will become a publicly traded corporation, and former Engility stockholders and former TASC stockholders will own stock in New Engility. New Engility has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

The address and telephone number of the principal executive offices of New East Holdings, Inc. are c/o Engility Corporation, 3750 Centerview Drive, Chantilly, Virginia 20151 and (703) 708-1400.

East Merger Sub, LLC

East Merger Sub, LLC is a Delaware limited liability company and a wholly owned subsidiary of New Engility formed solely for the purpose of implementing the transactions contemplated by the merger agreement. It has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

The address and telephone number of the principal executive offices of East Merger Sub, LLC are c/o Engility Corporation, 3750 Centerview Drive, Chantilly, Virginia 20151 and (703) 708-1400.

TASC Parent Corporation

TASC Parent Corporation, through its operating subsidiary TASC, Inc., helps government entities solve complex national security and public safety challenges by providing advanced systems engineering, integration and decision-support services. Headquartered in Chantilly, Virginia, TASC’s customers include the intelligence community, U.S. Departments of Defense and Homeland Security, and civilian agencies of the federal government. TASC’s portfolio of services includes lifecycle and enterprise systems engineering and integration, intelligence, surveillance and reconnaissance, cyber, enterprise transformation, intelligence mission and operations, and advanced concept and technology development.

Substantially all of TASC’s outstanding common stock is held by Birch Partners, which is controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (which we refer to as KKR) and General Atlantic Service Company, LLC (which we refer to as General Atlantic). TASC’s common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of TASC common stock.

The address and telephone number of the principal executive offices of TASC are 4801 Stonecroft Boulevard, Chantilly, Virginia 20151 and (703) 633-8300.

Toucan Merger Corporation I

Toucan Merger Corporation I is a Delaware corporation and a wholly owned subsidiary of Birch Partners formed solely for the purpose of implementing the transactions contemplated by the merger agreement. It has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

The address and telephone number of the principal executive offices of Toucan Merger Corporation I are c/o TASC, Inc., 4801 Stonecroft Boulevard, Chantilly, Virginia 20151 and (703) 633-8300.

Toucan Merger Corporation II

Toucan Merger Corporation II is a Delaware corporation and a wholly owned subsidiary of Toucan Merger Corporation I formed solely for the purpose of implementing the transactions contemplated by the merger agreement. It has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

The address and telephone number of the principal executive offices of Toucan Merger Corporation II are c/o TASC, Inc., 4801 Stonecroft Boulevard, Chantilly, Virginia 20151 and (703) 633-8300.

The Mergers (Page 54)

Engility and TASC have entered into the merger agreement providing for the strategic business combination of Engility and TASC under a new holding company, New Engility. Pursuant to the merger agreement, Engility will be merged with and into New Engility, and New Engility will succeed to and continue to operate, directly or indirectly, the then existing business of Engility, Merger Sub Two will be merged with and into TASC, and Merger Sub One will be merged with and into East Merger Sub. As a result of the mergers, Engility’s business and TASC’s business will each be brought under New Engility. Former TASC stockholders will hold between 51% and 51.5%, and former Engility stockholders will hold between 48.5% and 49%, of the shares of New Engility common stock issued and outstanding immediately following the consummation of the mergers.

Consideration to be Received in Connection with the Transactions Contemplated by the Merger Agreement (Page 54)

Engility Special Cash Dividend

Immediately prior to the completion of the Engility merger, Engility stockholders of record as of the Engility special cash dividend record date will be paid a special cash dividend of approximately $11.48 per share of Engility common stock, subject to final adjustments depending on Engility’s fully diluted share count immediately prior to the closing of the mergers.

TASC stockholders will not be entitled to receive the Engility special cash dividend. The Engility special cash dividend will be paid immediately prior to the Engility merger to holders of Engility common stock as of the record date for the Engility special cash dividend. TASC stockholders, following the consummation of the

TASC merger and the Engility/TASC merger, will only be entitled to receive the TASC exchange consideration and then the Engility/TASC merger consideration as described below under “—TASC Exchange Consideration” and “—Engility/TASC Merger Consideration,” respectively.

Engility Merger Consideration

Upon completion of the Engility merger, each share of Engility common stock issued and outstanding immediately prior to the completion of the Engility merger will automatically be converted into the right to receive one share of New Engility common stock, which will be the Engility merger consideration. Based on Engility’s closing per share price of $41.24 as of January 14, 2015, less the estimated $11.48 per share amount of the Engility special cash dividend to be paid to Engility stockholders, the shares of New Engility common stock to be received by Engility stockholders in connection with the business combination would have an aggregate value of approximately $536 million, or approximately $29.76 per share of Engility common stock (based on Engility’s anticipated fully diluted share count immediately prior to the closing of the mergers). For a description of New Engility common stock to be issued in connection with the Engility merger, see the section entitled “Description of New Engility Capital Stock” beginning on page 206.

Following the consummation of the Engility/TASC merger, former Engility stockholders will hold between 48.5% and 49% of the common stock of New Engility, based on the Engility/TASC exchange ratio.

Engility stockholders will only be entitled to the Engility special cash dividend and the Engility merger consideration and will not be entitled to receive anything in the TASC merger or the Engility/TASC merger.

TASC Exchange Consideration

Upon completion of the TASC merger, each share of TASC common stock issued and outstanding immediately prior to the effective time of the TASC merger will be converted into the right to receive one share of common stock, par value $0.01 per share, of Merger Sub One, upon the terms and conditions set forth in the merger agreement.

Engility/TASC Merger Consideration

In the Engility/TASC merger, former TASC stockholders will receive between 51% and 51.5% of the shares of New Engility common stock issued and outstanding immediately following the consummation of the mergers. More specifically, upon completion of the Engility/TASC merger, each share of Merger Sub One common stock issued and outstanding immediately prior to the Engility/TASC merger will be converted into the right to receive a number of shares (rounded to the nearest ten-thousandth of a share) of New Engility common stock equal to (a) 51% multiplied by the quotient of (i) the fully diluted outstanding stock divided by (ii) 49% divided by (b) the total number of shares of Merger Sub One common stock outstanding immediately prior to the Engility/TASC merger (excluding shares of Merger Sub One common stock owned by Merger Sub One which will be automatically cancelled), provided that if the amount calculated in clause (a) is deemed less than 18,937,564, then clause (a) will be deemed to be the lesser of (x) 18,937,564 and (y) 51.5% multiplied by the quotient of (i) the fully diluted outstanding stock divided by (ii) 48.5%. The Engility/TASC exchange ratio, described above, provides for a fixed percentage of ownership of New Engility common stock and no adjustment will be made to the Engility/TASC exchange ratio as a result of increases or decreases in the trading price of Engility’s common stock following the execution of the merger agreement and the announcement of the mergers. There is no right to terminate the merger agreement as a result of increases or decreases in the trading price of Engility’s common stock following the execution of the merger agreement and the announcement of the mergers. Based on the current number of shares of fully diluted common stock of Engility and the outstanding TASC common stock, the foregoing calculations will result in TASC stockholders receiving approximately 0.1095 shares of New Engility common stock for each share of TASC common stock held by such holders. As a result, it is estimated that TASC stockholders will receive approximately 18,937,564 shares of New Engility common stock, which based on Engility’s closing per share price as of January 14, 2015, less the estimated per share amount of the special dividend to be paid to Engility stockholders, would have a value of approximately $564 million, or approximately $3.26 per share of TASC common stock currently outstanding. For additional information regarding the value of the shares of New Engility common stock to be issued to TASC stockholders, see the section entitled “Unaudited Pro Forma Combined Financial Information—Preliminary Pro Forma Allocation of Purchase Price” beginning on page 174. For a description of New Engility common stock to be issued in connection with the Engility/TASC merger, see the section entitled “Description of New Engility Capital Stock” beginning on page 206.

The Voting Agreement (Page 148)

On October 28, 2014, Birch Partners, the holder of approximately 99% of the outstanding shares of TASC common stock, entered into the voting agreement with Engility under which Birch Partners agreed to execute and return a written consent with respect to its shares of TASC common stock approving the TASC merger, adopting the merger agreement and approving the transactions contemplated thereby. As a result, pursuant to the terms of the voting agreement, TASC expects to receive a number of consents sufficient to satisfy the majority approval requirement described above. For additional information about the voting agreement, see the section entitled “The Voting Agreement” beginning on page 148.

Stockholders Agreement (Page 150)

The merger agreement contemplates, as an additional condition to the closing of the transactions contemplated by the merger agreement, that at the closing New Engility will enter into a stockholders agreement, a form of which is included as Annex B to this joint proxy/consent solicitation statement/prospectus (which we refer to as the stockholders agreement), with Birch Partners, certain investment funds affiliated with KKR and certain investment funds affiliated with General Atlantic. The stockholders agreement will establish certain rights, restrictions and obligations of Birch Partners, certain investment funds affiliated with KKR and certain investment funds affiliated with General Atlantic, and sets forth other arrangements relating to New Engility, including the right of Birch Partners to nominate up to 4 members to serve on New Engility’s 11 member board of directors, subject to Birch Partners maintaining certain beneficial ownership of New Engility common stock. So long as Birch Partners has director nomination rights under the stockholders agreement, with respect to any proposal or resolution relating to the election of directors, Birch Partners will vote or cause to be voted all of its voting securities in the same manner as, and in the same proportion to, all shares of New Engility common stock voted (except that with respect to the Birch Partners director nominees, Birch Partners may vote all of its voting securities in favor of the Birch Partners director nominees). In the case of all other proposals or resolutions that require a stockholder vote, Birch Partners will vote or cause to be voted all of its excess voting power (defined as the aggregate percentage of voting power represented by all of the voting securities held by Birch Partners out of the total voting power of all New Engility common stock, less 30%), in the same manner as, and in the same proportion to, all shares voted by holders of voting securities, excluding the votes or actions of Birch Partners with respect to its voting securities representing 30% of the total voting power of all New Engility common stock. See the section entitled “Stockholders Agreement” beginning on page 150.

Opinions of Engility’s Financial Advisors (Page 75)

Opinion of Barclays Capital Inc.

On October 28, 2014, at a meeting of the Engility board held to evaluate the transactions contemplated by the merger agreement, Barclays Capital Inc. (which we refer to as Barclays) rendered its oral opinion (which was subsequently confirmed in writing) to the Engility board to the effect that, as of the date of the opinion (taking into account the Engility exchange ratio and the Engility special cash dividend) and based upon and subject to the qualifications, limitations and assumptions stated in Barclays’ written opinion, from a financial point of view, the Engility/TASC exchange ratio to be paid by New Engility in the Engility/TASC merger was fair to Engility and, accordingly, to the stockholders of Engility.

The full text of Barclays’ written opinion, dated as of October 28, 2014, which sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion, is attached as Annex C to this joint proxy/consent solicitation statement/prospectus. Engility encourages you to read the opinion carefully in its entirety. Barclays’ opinion was addressed to the Engility board, addressed only the fairness, from a financial point of view, of the Engility/TASC exchange ratio (taking into account the Engility exchange ratio and the Engility special cash dividend) to be paid by New Engility in the Engility/TASC merger, and does not constitute a recommendation to any stockholder of Engility as to how such stockholder should vote with respect to the Engility merger, the merger agreement or any other matter in connection with the transactions contemplated by the merger agreement.

Opinion of Lazard Frères & Co. LLC

On October 28, 2014, Lazard Frères & Co. LLC (which we refer to as Lazard), rendered its oral opinion, subsequently confirmed in writing on the same date, to the Engility board that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Engility merger consideration, together with the Engility special cash dividend, to be received by the holders of Engility common stock in the transactions contemplated by the merger agreement, after giving effect to the Engility/TASC merger, was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated October 28, 2014, which sets forth the assumptions made, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this joint proxy/consent solicitation statement/prospectus as Annex D and is incorporated into this joint proxy/consent solicitation statement/prospectus by reference in its entirety. The description of Lazard’s opinion set forth in this joint proxy/consent solicitation statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex D. You are encouraged to read Lazard’s opinion, this section and the summary of Lazard’s opinion below carefully and in their entirety. Lazard’s opinion was directed to the Engility board (in its capacity as such) in connection with its evaluation of the transactions contemplated by the merger agreement and only addressed the fairness as of the date of the opinion, from a financial point of view, of the Engility merger consideration, together with the Engility special cash dividend, to be received by the holders of Engility common stock in the transactions contemplated by the merger agreement, after giving effect to the Engility/TASC merger, to such holders. Lazard’s opinion was not intended to, and does not constitute, a recommendation to any stockholder as to how such stockholder should vote or act with respect to the transactions contemplated by the merger agreement or any matter relating thereto.

Interests of Directors and Executive Officers in the Transactions (Page 103)

Certain of TASC’s and Engility’s officers and directors have financial interests in the transactions contemplated by the merger agreement that are different from, or in addition to, the interests of TASC’s and Engility’s stockholders, respectively. TASC directors and executive officers will be entitled to aggregate expected cash payments of $4,807,506 and $5,882,823, respectively, in exchange for cancellation of their options in connection with the mergers. In addition, assuming the closing of the mergers was completed on January 14, 2015 and all of TASC’s executive officers experienced a qualifying termination on such date, the total severance compensation potentially payable to Messrs. Hynes, Rehberger, Kopp and Greenblatt is $5,271,496 in the aggregate. Also, Ms. Dugle is entitled to receive a one-time fee of $75,000 if the closing of the mergers occurs prior to June 30, 2015.

Engility directors and executive officers will not be entitled to accelerated vesting with respect to outstanding Engility restricted stock units due to waivers executed in connection with the transactions. However, Tony Smeraglinolo holds 7,896 unvested options to purchase Engility common stock, which are scheduled to vest on February 22, 2015. In the event that the transaction were to close prior to this date, Mr. Smeraglinolo’s stock options would accelerate and vest in full, and the amount attributable to such accelerated vesting would be $192,741 (based on the closing price of Engility common stock on January 14, 2015). Other than as set forth above, no Engility directors or executive officers will be entitled to any accelerated vesting with respect to any equity or equity-based awards in connection with the transactions. Further, no Engility directors or executive officers are entitled to any cash payments based upon the closing of the transactions. However, assuming the closing of the mergers was completed on January 14, 2015 and all of Engility’s executive officers experienced a termination other than a termination for “cause,” disability or death, or if the executive officer resigns for “good reason” on such date, Engility’s executive officers would be entitled to severance payments, accelerated vesting of outstanding equity awards, continuation of certain health and welfare benefits and payment for outplacement services, and the estimated value of these interests is approximately $29,479,058 in the aggregate. Further, assuming the closing of the mergers was completed on January 14, 2015 and all of Engility’s directors were asked to resign for any reason other than for cause relating to their performance as a director, Engility’s directors would be entitled to accelerated vesting of their outstanding restricted stock units, and the estimated value of these interests is approximately $486,220 in the aggregate. The amounts set forth above do not include any amounts payable to Engility’s directors or executive officers in respect of the Engility special cash dividend payable to all Engility stockholders.

The members of the Engility board and the TASC board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, the transactions contemplated thereby and in recommending to TASC and Engility stockholders that, in the case of the Engility stockholders, the Engility merger and the merger agreement be approved and, in the case of the TASC stockholders, the merger agreement be adopted and the transactions contemplated by the merger agreement be approved. These interests are described in more detail in the section entitled “The Mergers—Interests of Directors and Executive Officers in the Transactions” beginning on page 103.

New Engility’s Board of Directors and Management Following the Mergers (Page 112)

Pursuant to the terms of the stockholders agreement, following the consummation of the mergers, the members of the 11-member New Engility board of directors (which we refer to as the New Engility board) will initially be comprised of the 7 members of the Engility board immediately prior to the consummation of the mergers and 4 individuals initially designated by Birch Partners. As of the date of this joint proxy/consent solicitation statement/prospectus, Birch Partners has designated Peter A. Marino, David M. Kerko, Steven A. Denning and Lynn A. Dugle, to serve on the New Engility board following the completion of the mergers, and Birch Partners will nominate its fourth nominee prior to the consummation of the mergers. The New Engility board will have two co-chairs, including one designated by the New Engility directors (excluding the Birch Partners nominees), initially expected to be David A. Savner, a current Engility director, and one designated by Birch Partners, initially expected to be TASC’s current chairman, Peter A. Marino.

It is expected that the executive officers of Engility immediately before the effective time of the mergers (other than Michael J. Alber, who will cease to be senior vice president and chief financial officer of Engility immediately prior to, and contingent upon, the effective time of the Engility merger), John P. Hynes, Jr., TASC’s president and chief executive officer (who will serve as chief operating officer of New Engility following the consummation of the mergers), and Wayne M. Rehberger, TASC’s senior vice president and chief financial officer (who will serve as chief financial officer of New Engility following the consummation of the mergers), will serve as the executive officers of New Engility. See the section entitled “The Mergers—New Engility’s Board of Directors and Management Following the Mergers” beginning on page 112.

Governmental and Regulatory Approvals (Page 117)

The business combination is subject to review by the Federal Trade Commission (which we refer to as FTC) and the U.S. Department of Justice Antitrust Division (which we refer to as DOJ) under the HSR Act. Under the HSR Act, Engility and Birch Partners are required to make pre-merger notification filings, and Engility and Birch Partners must await the expiration or termination of the statutory waiting periods prior to completing the business combination. On November 14, 2014, Engility and Birch Partners made pre-merger notification filings under the HSR Act. On December 2, 2014, Engility and Birch Partners received notice from the FTC of the early termination of the statutory waiting period under the HSR Act.

Any time before or after the consummation of the transactions contemplated by the merger agreement, the FTC, the DOJ or a U.S. state attorney general could challenge or seek to block the business combination under antitrust laws, as it deems necessary or desirable in the public interest. Moreover, a competitor, customer or other third party could initiate a private action under antitrust laws challenging or seeking to enjoin the business combination, before or after it is completed. Engility and TASC do not believe that the completion of the business combination will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the business combination on antitrust grounds will not be made or, if this challenge is made, what the result will be. See the sections entitled “The Mergers—Governmental and Regulatory Approvals” and “The Merger Agreement—Conditions to the Mergers” beginning on pages 117 and 141, respectively.

Description of Financing (Page 186)

Engility Corporation has entered into an amended and restated bridge financing letter with respect to an unsecured bridge loan facility in the form of a promissory note in the amount of $585 million (which we refer to as the Engility bridge loan) for the purposes of (i) repaying outstanding indebtedness of Engility and its subsidiaries under its existing credit facilities that is expected to be in an aggregate amount of approximately $340 million, (ii) making a distribution to Engility in an aggregate amount of approximately $207 million to fund the Engility special cash dividend and (iii) paying transaction fees and expenses and for general corporate purposes. TASC, Inc., a wholly owned subsidiary of TASC, which following consummation of the mergers and at the time of funding will be an indirect wholly owned subsidiary of New Engility, has entered into an amended and restated bank engagement letter, an amended and restated first lien joinder agreement to TASC’s existing first lien credit agreement and an amended and restated second lien joinder agreement to TASC’s existing second lien credit agreement whereby TASC, Inc. will incur additional indebtedness in connection with the mergers for the purpose of repaying the Engility bridge loan and for working capital. See the section entitled “Description of Financing” beginning on page 186.

No Solicitation by TASC (Page 134)

TASC has agreed, from the date of the merger agreement until the effective time of the Engility/TASC merger, or, if earlier, the termination of the merger agreement in accordance with its terms, not to solicit, initiate or knowingly encourage, induce or facilitate any company acquisition transaction (as defined under the heading “The Merger Agreement—Covenants and Agreements—No Solicitation by TASC” beginning on page 134) or any inquiry or proposal that may reasonably be expected to lead to a company acquisition transaction from any third party, or participate in any discussions or negotiations regarding any company acquisition transaction or any inquiry or proposal that may reasonably be expected to lead to a company acquisition transaction.

No Solicitation by Engility (Page 134)

Engility has agreed, from the date of the merger agreement until the effective time of the Engility/TASC merger, or, if earlier, the termination of the merger agreement in accordance with its terms, not to solicit, initiate or knowingly encourage, induce or facilitate any takeover proposal (as defined under the heading “The Merger Agreement—Covenants and Agreements—No Solicitation by Engility” beginning on page 134) or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal from any third party, or participate in any discussions or negotiations regarding any takeover proposal or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal. Notwithstanding these restrictions, the merger agreement provides that, subject to certain conditions, prior to obtaining the Engility stockholder approval, under specified circumstances, the Engility board may furnish information to, or participate in discussions and negotiations with, third parties in response to an unsolicited, bona fide written takeover proposal if the Engility board determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such takeover proposal constitutes, or would reasonably be expected to result in, a superior proposal (as defined under the heading “The Merger Agreement—Covenants and Agreements—No Solicitation by Engility” beginning on page 134).

Conditions to the Mergers (Page 141)

The completion of the transactions contemplated by the merger agreement are subject to the satisfaction or waiver of certain conditions, including: (a) receipt of the Engility stockholder approval and the TASC stockholder approval; (b) the approval for listing by the NYSE of the New Engility common stock to be issued as consideration in the Engility merger and the Engility/TASC merger; (c) the termination or expiration of the HSR waiting period; (d) the absence of any law or order from any court or governmental entity preventing or prohibiting the consummation of the transactions contemplated by the merger agreement, including the mergers; (e) the effectiveness of the registration statement on Form S-4, of which this joint proxy/consent solicitation statement/prospectus forms a part, and the absence of any stop order; (f) the receipt by both parties of certain tax opinions; and (g) that each of Engility and TASC will have obtained the proceeds from their respective financing arrangements contemplated by the merger agreement.

Closing and Effective Times of the Mergers (Page 125)

Under the terms of the merger agreement, the closing of the mergers (which we refer to as the closing) will take place concurrently with all necessary filings with the Secretary of State of the State of Delaware on a date as specified by the parties but no later than the second business day after the satisfaction or waiver of the conditions set forth in the merger agreement (other than those conditions that by their nature are to be satisfied on the closing date, but subject to the satisfaction or waiver of those conditions) or on such other date as agreed in writing by Engility and TASC (we refer to such date as the closing date). The TASC merger and Engility merger will become effective concurrently, the TASC conversion will become effective immediately following the TASC merger, and the Engility/TASC merger will become effective immediately following the time at which the TASC merger, Engility merger and TASC conversion are all effective.

Termination (Page 144)

The merger agreement may be terminated at any time prior to the closing (i) by mutual written consent of TASC and Engility; (ii) by either Engility or TASC if (a) the mergers are not consummated by April 28, 2015, (b) any governmental entity has enacted a law or any final and non-appealable judgment, in each case prohibiting the consummation of the mergers or (c) the Engility stockholder approval is not obtained at the Engility special meeting; (iii) by TASC, if Engility breaches or fails to perform any of its covenants or agreements contained in the merger agreement, or if any representations or warranties of Engility set forth in the merger agreement fail to be true and correct, and such breach or failure (a) would give rise to the failure of a closing condition regarding the accuracy of Engility’s representations and warranties or the performance of Engility’s obligations under the merger agreement and (b) is incapable of being cured by Engility by April 28, 2015, or is not cured by Engility within 30 days after receiving written notice from TASC; (iv) by Engility, if TASC breaches or fails to perform any of its covenants or agreements contained in the merger agreement, or if any representations or warranties of TASC set forth in the merger agreement fail to be true and correct, and such breach or failure (a) would give rise to the failure of a closing condition regarding the accuracy of TASC’s representations and warranties or the performance of TASC’s obligations under the merger agreement and (b) is incapable of being cured by TASC by April 28, 2015, or is not cured by TASC within 30 days after receiving written notice from Engility; (v) by TASC, prior to Engility obtaining the Engility stockholder approval, in the event that (a) the Engility board makes an adverse recommendation change (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation by Engility” beginning on page 134) or (b) Engility has failed to include its recommendation that the Engility stockholders approve the Engility merger and the merger agreement in this joint proxy/consent solicitation statement/prospectus; or (vi) by Engility, prior to the receipt of the Engility stockholder approval and subject to certain conditions, and upon payment of $15.6 million in cash to TASC, in order to enter into a binding agreement that provides for a superior proposal (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation by Engility” beginning on page 134).

Termination Fees; Expenses (Page 145)

Under specified circumstances, Engility may be required to pay a termination fee of $15.6 million to TASC, in addition to fees associated with the indebtedness to be incurred by TASC in connection with the transactions contemplated by the merger agreement, if the merger agreement is terminated. See the section entitled “The Merger Agreement—Termination Fees; Expenses” beginning on page 145.

Material U.S. Federal Income Tax Consequences (Page 117)

The Engility special cash dividend should be treated as a separate distribution by Engility within the meaning of Section 301 of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), that is not integrated with the Engility merger. Thus, the Engility special cash dividend should be treated as a dividend for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Engility. If the amount of the dividend exceeds Engility’s current and accumulated earnings and profits, the excess should be treated as a tax-free return of capital to the extent of a U.S. holder’s adjusted tax basis in the Engility common stock and any remaining portion of the dividend paid to a U.S. holder of Engility common stock should be taxed as gain from the sale or exchange of shares of Engility common stock. Although unlikely, the Engility special cash dividend may be recharacterized by the Internal Revenue Service (which we refer to as the IRS) for U.S. federal income tax purposes. See “The Mergers—Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences to Engility Stockholders of the Engility Merger” for a description of the consequences of the Engility special cash dividend if the IRS were to successfully assert that the Engility special cash dividend was integrated with the Engility merger.

Based upon representations contained in representation letters provided by Engility, New Engility, Merger Sub One and TASC and on customary assumptions, each of the Engility merger, the TASC merger together with the TASC conversion, and the Engility/TASC merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Engility’s obligation to complete the mergers that Engility receive a written opinion of its counsel, Weil, Gotshal & Manges LLP, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Engility/TASC merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to TASC’s obligation to complete the mergers that TASC receive an opinion of its counsel, Simpson Thacher & Bartlett LLP, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Engility/TASC merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In accordance with the qualification of each of the Engility merger, the TASC merger together with the TASC conversion, and the Engility/TASC merger as a reorganization within the meaning of Section 368(a) of the Code, then:

•	U.S. holders of Engility common stock (other than holders subject to special rules under the Code) will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of Engility common stock for New Engility common stock in the Engility merger;

•	U.S. holders of TASC common stock (other than holders subject to special rules under the Code) will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of TASC common stock for Merger Sub One common stock in the TASC merger; and

•	U.S. holders of Merger Sub One common stock received in the TASC merger (other than holders subject to special rules under the Code) will not recognize gain or loss for U.S. federal income tax purposes (other than with respect to cash received in lieu of fractional shares) as a result of the exchange of Merger Sub One common stock for New Engility common stock in the Engility/TASC merger.

You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of the mergers to you. A more detailed discussion of the material U.S. federal income tax consequences of the transactions contemplated by the merger agreement can be found in the section entitled “The Mergers—Material U.S. Federal Income Tax Consequences” beginning on page 117.

Listing of New Engility Common Stock on the NYSE (Page 123)

Prior to the completion of the Engility merger and the Engility/TASC merger, New Engility will apply to list its common stock on the NYSE under the symbol “EGL,” subject to official notice of issuance. New Engility does not intend to avail itself of any of the exemptions from certain NYSE corporate governance requirements that are available to “controlled companies.”

Transfer and Ownership Restrictions (Page 210)

Engility, TASC and New Engility believe that TASC has significant net operating losses (which we refer to as NOLs) and has significant tax basis in its assets in excess of their respective fair market values. Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as its adjusted tax basis in its amortizable goodwill, to offset its post-change income and taxes may be limited. In order to reduce the likelihood that future transactions in New Engility’s securities will result in an ownership change under Section 382 of the Code, Engility and New Engility believe the best interests of New Engility and its stockholders will be served by adopting transfer restrictions in the amended and restated certificate of incorporation of New Engility (which we refer to as the New Engility charter) that have the effect of restricting certain direct and indirect acquisitions and dispositions of New Engility common stock and certain other interests in New Engility that are treated as stock for tax purposes. Such restrictions will apply to acquisitions and dispositions by direct and indirect holders of (or persons who would become holders of) 4.9% or more of New Engility common stock or certain other interests in New Engility that are treated as stock for tax purposes. These transfer restrictions may also have potential anti-takeover effects. See the section entitled “Description of New Engility Capital Stock—Transfer and Ownership Restrictions” beginning on page 210.

Comparison of Stockholder Rights (Page 215)

As a result of the mergers, the holders of Engility common stock and the holders of TASC common stock will become holders of New Engility common stock. Following the mergers, former Engility stockholders and former TASC stockholders will have different rights as stockholders of New Engility than they had as stockholders of Engility and TASC due to the different provisions of the governing documents of Engility, TASC and New Engility. For additional information comparing the rights of stockholders of Engility, TASC and New Engility, see the section entitled “Comparison of Stockholder Rights” beginning on page 215.

Accounting Treatment (Page 122)

Accounting principles generally accepted in the United States of America (which we refer to as GAAP) require the mergers to be accounted for using acquisition accounting pursuant to which Engility has been determined to be the acquirer for accounting purposes. To make this determination, Engility considered factors as indicated in Accounting Standards Codification (which we refer to as ASC) 805-10-55, including which entity will issue equity interests to effect the combination, board of director composition, shareholder ownership, voting control, restrictions on shareholder voting rights, anticipated management positions and the relative size of the two companies. Engility will allocate the total purchase consideration to TASC’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values at the date of the completion of the mergers. Any excess purchase price after this allocation will be assigned to goodwill. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if circumstances indicate potential impairment. The operating results of TASC will be reported as part of the combined company beginning on the date of the Engility/TASC merger.

Final valuations of TASC’s tangible and identifiable intangible assets acquired and liabilities assumed have not yet been completed. The completion of the valuation upon consummation of the mergers could result in significantly different amortization expenses and balance sheet classifications than those presented in the unaudited pro forma combined financial information included in this joint proxy/consent solicitation statement/prospectus.

For further discussion of the accounting treatment, see the section entitled “Unaudited Pro Forma Combined Financial Information” beginning on page 170.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF ENGILITY

The following selected financial data have been derived from, and should be read in conjunction with, Engility’s consolidated financial statements. The consolidated statements of operations data for each of the three years in the period ended December 31, 2013 and the consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from Engility’s consolidated financial statements which are incorporated by reference into this joint proxy/consent solicitation statement/prospectus. The consolidated statement of operations data for the year ended December 31, 2010 and 2009 and the consolidated balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from Engility’s audited consolidated financial statements, which have not been incorporated into this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2014 and September 27, 2013, and the consolidated balance sheet data as of September 30, 2014, have been derived from Engility’s unaudited consolidated financial statements and, in the opinion of Engility’s management, include all adjustments, consisting only of normal recurring items, necessary to present fairly such data. The unaudited consolidated financial statements and notes thereto as of and for the nine months ended September 30, 2014 and September 27, 2013 are incorporated by reference into this joint proxy/consent solicitation statement/prospectus. The results of operations for the nine months ended September 30, 2014 are not necessarily indicative of the results of operations which may be expected for the full 2014 fiscal year.

On July 17, 2012, L-3 Communications Holdings, Inc. (which we refer to as L-3) completed the spin-off of Engility Holdings, Inc. from L-3 (which we refer to as the spin-off). For periods presented prior to the spin-off, the financial statements of Engility are derived from the accounting records of L-3 as if it operated on a stand-alone basis. All significant intercompany transactions between the combined businesses that comprise Engility were eliminated. In addition, on January 31, 2014, Engility completed the acquisition of Dynamics Research Corporation (which we refer to as DRC), in which Engility paid $11.50 per share for DRC, for an aggregate purchase price of approximately $207 million in cash (including the retirement of approximately $86 million of indebtedness of DRC). As a result of the acquisition of DRC (which we refer to as the DRC acquisition), DRC is now a wholly owned subsidiary of Engility.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Engility or the combined company, and you should read the following information together with Engility’s audited consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Engility’s Annual Report on Form 10-K for the year ended December 31, 2013, and Engility’s unaudited consolidated financial statements, the notes related thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Engility’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, which are incorporated by reference in this joint proxy/consent solicitation statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 233.

	As of and for the Nine Months Ended		As of and for the Year Ended December 31,
	September 30, 2014 (3)	September 27, 2013	2013	2012	2011	2010	2009
(in thousands, except per share data)	(unaudited)
Statement of Operations Data
Revenue	$1,047,575	$1,078,309	$1,407,372	$1,655,344	$2,070,781	$2,374,296	$2,561,582
Income (loss) from continuing operations (1)	36,552	43,124	54,717	(344,795)	26,027	(7,975)	156,687
Net income (loss) attributable to Engility (1)	32,937	38,848	49,527	(350,373)	25,859	(8,866)	152,429
Income (loss) from continuing operations per common share (2)—Basic	1.93	2.30	2.94	(21.48)	1.42	(0.63)	9.66
Income (loss) from continuing operations per common share (2)—Diluted	1.83	2.21	2.81	(21.48)	1.42	(0.63)	9.66
Weighted average number of basic shares	17,080	16,855	16,873	16,281	16,118	16,118	16,118
Weighted average number of diluted shares	17,994	17,592	17,653	16,281	16,118	16,118	16,118
Balance Sheet Data
Working capital	$109,763	$164,776	$141,748	$162,796	$160,007	$196,821	$228,820
Goodwill	644,554	477,604	477,604	477,604	904,040	980,640	1,152,640
Total assets	1,136,072	959,267	930,054	1,027,450	1,503,247	1,666,490	1,858,014
Long-term debt	308,438	222,500	187,500	284,750	—	—	—
Total equity	$482,735	$434,950	$443,154	$388,311	$1,093,603	$1,227,428	$1,421,766

(1)	The years ended December 31, 2012, 2011, and 2010 include a non-cash goodwill impairment charge of $426 million, $77 million and $172 million, respectively.
(2)	The spin-off was completed on July 17, 2012. For the periods prior to the spin-off, basic and diluted earnings per share were calculated using 16.1 million shares of our common stock that were distributed to L-3 stockholders on July 17, 2012.
(3)	On January 31, 2014, Engility acquired DRC.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF TASC

The following selected financial information is intended to aid you in understanding certain financial aspects of TASC. The selected consolidated historical information for TASC for each of the fiscal years ended December 31, 2013, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from the audited consolidated financial statements and related notes included on pages FIN-2 to FIN-24 of this joint proxy/consent solicitation statement/prospectus. The selected condensed consolidated statement of operations data for each of the nine months ended September 30, 2014 and 2013 have been derived from the unaudited condensed consolidated financial statements and related notes included on pages FIN-25 to 41 of this joint proxy/consent solicitation statement/prospectus. The selected consolidated statement of operations data for each of the fiscal years ended December 31, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from the audited consolidated financial statements of TASC and related notes not included in this joint proxy/consent solicitation statement/prospectus.

The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of TASC’s management, include all adjustments necessary for a fair presentation of the information set forth herein. The selected financial data for TASC presented below should be read together with the audited consolidated financial statements set forth on pages FIN-2 to FIN-24 and the unaudited interim condensed consolidated financial statements set forth on pages FIN-25 to FIN-41 of this joint proxy/consent solicitation statement/prospectus, as well as the section entitled “TASC Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 154 of this joint proxy/consent solicitation statement/prospectus. The results of operations for the historical periods included in the following table are not necessarily indicative of the results to be expected for future periods.

The interim information below is labeled using a calendar convention; that is, the nine month periods are labeled as ending on September 30. However, the actual ending dates for the nine month periods reported are October 3, 2014 and September 27, 2013. It has been TASC management’s historical practice to establish actual interim closing dates using a “fiscal” calendar, in which management closed its books on a Friday near these quarter-end dates in order to minimize the potentially disruptive effects of quarterly closings on business processes. This practice is only used at interim periods within a reporting year. The nine month period ended October 3, 2014 has four more days than the nine month period ended September 27, 2013. The difference in days will not exist by year end, and the fiscal years 2014 and 2013 will have the same number of days.

	As of and for the Nine Months Ended		As of and for the Year Ended December 31,				Period Ended (1)
	September 30, 2014	September 30, 2013	2013	2012	2011 (2)	2010	Dec 19 to 31, 2009	Jan 1 to Dec 18, 2009
(in thousands)	(unaudited)
Statement of Operations Data
Revenue	$837,206	$1,003,945	$1,297,175	$1,591,244	$1,588,133	$1,549,067	$23,950	$1,626,101
Operating Income (Loss) (3)	22,253	34,654	39,259	(138,529)	(320,067)	61,250	(23,095)	161,439
Income (Loss) Before Taxes	(39,020)	(5,231)	(14,275)	(206,270)	(403,861)	(22,476)	(26,144)	144,133
Net Income (Loss) (4)	(309,567)	(3,394)	(8,885)	(126,465)	(248,791)	(13,609)	(15,889)	89,557
Balance Sheet Data
Working capital	$24,957	$98,403	$51,436	$84,392	$102,771	$123,492	$101,614	N/A
Goodwill	383,937	383,937	383,937	383,937	579,869	931,444	932,828	N/A
Total assets	979,419	1,373,730	1,313,806	1,461,081	1,670,834	1,939,628	1,925,951	N/A
Long-term debt	625,226	697,294	644,952	728,516	804,418	832,110	864,074	N/A
Total equity	$152,444	$464,119	$459,848	$465,346	$586,121	$836,711	$842,529	N/A

(1)	On December 18, 2009, TASC was acquired from Northrop Grumman Corporation (which we refer to as Northrop Grumman) by certain investment funds affiliated with KKR and certain investment funds affiliated with General Atlantic. Since the acquisition of TASC was effective December 19, 2009 the period prior to December 19, 2009 is presented as a predecessor period. For the period December 19, 2009 to December 31, 2009, the results are presented as a successor period.
(2)	On June 4, 2011, TASC completed the acquisition of TexelTek, Inc. (which we refer to as TexelTek), an advanced technology company providing secure cloud solutions to the U.S. Government. The results of TexelTek operations have been included in TASC’s consolidated financial statements since June 4, 2011. In 2011, TexelTek contributed $24.8 million to revenue and had an operating loss of $0.6 million.
(3)	For the years ended December 31, 2012 and 2011, TASC recorded non-cash goodwill impairment charges of $195.9 million and $376.4 million, respectively, due to declines in the estimated fair value of its reporting units.
(4)	In 2014, TASC recorded a tax charge of $285.8 million to reflect a full valuation allowance on its net deferred tax asset of which $270.4 million was recorded as a discrete item as a result of higher interest expense resulting from the refinancing of TASC’s credit facility on May 23, 2014.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma combined financial statements show the pro forma impact of the proposed business combination as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013. Additional information about the business combination involving Engility and TASC is provided in the section entitled “The Mergers” beginning on page 54. The selected unaudited pro forma combined financial statements have been derived from the audited historical financial statements of Engility and TASC for the year ended December 31, 2013 and the unaudited historical combined financial statements of Engility and TASC as of and for the nine-month period ended September 30, 2014. The pro forma combined financial statements are provided for informational purposes only and this financial information is not necessarily indicative of the future financial position or results of operations of the combined businesses of Engility and TASC, or the financial position or the results of operations that would have been realized had the business combination been consummated during the periods or as of the dates for which pro forma information is presented. The unaudited pro forma combined financial statements do not reflect any cost savings from operating efficiencies and other synergies that could result from the mergers, including one-time costs that will be incurred to achieve operating efficiencies or other synergies. In the opinion of Engility’s management, all adjustments necessary to fairly present such pro forma combined financial statements have been made based upon the terms of the proposed business combination. The business combination will be accounted for using the acquisition method of accounting, with Engility treated as the acquirer for accounting purposes. Additional information about the accounting treatment of the proposed business combination between Engility and TASC is provided in the section entitled “The Mergers—Accounting Treatment” beginning on page 122.

The pro forma combined statements of operations reflect adjustments as if the business combination and the DRC acquisition, as defined below, had occurred as of January 1, 2013. The pro forma combined balance sheet reflects adjustments as if the business combination discussed below had occurred on September 30, 2014. On January 31, 2014, Engility completed the DRC acquisition pursuant to a definitive agreement dated December 20, 2013. Engility paid $11.50 per share for DRC, for an aggregate purchase price of approximately $207 million in cash (including the retirement of approximately $86 million of indebtedness of DRC). As a result of the acquisition, DRC is a wholly owned subsidiary of Engility.

For more information about the assumptions made in determining the pro forma data, see the notes to “Unaudited Pro Forma Combined Financial Information” appearing later in this joint proxy/consent solicitation statement/prospectus.

	Unaudited Pro Forma Combined
(in thousands, except per share data)	As of and for the Nine Months Ended September 30, 2014	For the Fiscal Year Ended December 31, 2013
Statement of Operations Data
Revenue	$1,909,379	$2,970,717
Net income	$17,091	$48,885
Net income per share—Basic	$0.47	$1.37
Net income per share—Diluted	$0.46	$1.34
Balance Sheet Data:
Cash and cash equivalents	$35,437	—
Total assets	$2,555,467	—
Long-term debt, excluding current portion	$1,212,378	—
Total equity	$810,854	—

COMPARATIVE PER SHARE DATA

The following table presents Engility’s and TASC’s historical per share data for the nine months ended September 30, 2014 and for the year ended December 31, 2013 and unaudited pro forma combined per share data for the nine months ended September 30, 2014 and for the year ended December 31, 2013. This information should be read together with the consolidated financial statements and related notes of Engility that are incorporated by reference and the consolidated financial statements and related notes of TASC that are included in this joint proxy/consent solicitation statement/prospectus, and with the unaudited pro forma combined financial information provided in the section entitled “Unaudited Pro Forma Combined Financial Information.” The pro forma combined information is provided for informational purposes only and is not necessarily indicative of the future financial position or results of operations of the combined businesses of Engility and TASC, or the financial position or the results of operations that would have been realized had the business combination and the DRC acquisition been consummated during the periods or as of the dates for which pro forma information is presented. The Engility historical net income attributable to Engility per share and TASC historical net loss per share are computed by dividing the net income attributable to Engility or net loss, respectively, for the period by the weighted average shares outstanding for the periods presented. The historical book value per share is computed by dividing total stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The Engility unaudited pro forma data for the net income per share is computed by dividing the pro forma net income by the combined weighted average shares for the period. The Engility unaudited pro forma data for the book value per share is calculated by dividing the pro forma stockholders equity by the estimated shares outstanding in New Engility at the end of the period. The TASC unaudited pro forma data for the net income per share is computed by dividing the pro forma net income by the combined weighted average share outstanding for the period multiplied by the estimated ownership percentage of the respective company post-merger. The TASC unaudited pro forma data for the book value per share is calculated by dividing the pro forma stockholders equity by the estimated shares outstanding in New Engility at the end of the period multiplied by the estimated ownership percentage post-merger.

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Engility historical data
Net income attributable to Engility per share:
Basic	$1.93	$2.94
Diluted	1.83	2.81
Book value per share	27.44	25.71

TASC historical data
Net loss per share:
Basic and diluted	(1.79)	(0.05)
Book value per share	0.88	2.66

Engility unaudited pro forma data
Net income per share:
Basic	0.47	1.37
Diluted	0.46	1.34
Book value per share	22.19	—

TASC unaudited pro forma data
Net income per share:
Basic	0.24	0.70
Diluted	0.24	0.68
Book value per share	11.31	—

HISTORICAL MARKET PRICE OF ENGILITY COMMON STOCK

Engility common stock is listed on the NYSE under the symbol “EGL.”

The following table presents the reported high and low sale prices of Engility’s common stock, in each case for the periods indicated, as reported by the NYSE. On October 28, 2014, the last full trading day prior to the announcement of the business combination, the closing price of Engility common stock on the NYSE was $37.62 per share. On [                    ], 2015, the latest practicable date before printing of this joint proxy/consent solicitation statement/prospectus, the closing price of Engility common stock on the NYSE was $[        ] per share. You should obtain a current stock price quotation for Engility common stock.

	High	Low
Year Ending December 31, 2014
Fourth Quarter	$44.27	$30.22
Third Quarter	$39.92	$30.46
Second Quarter	$46.25	$37.53
First Quarter	$45.86	$32.30

Year Ended December 31, 2013
Fourth Quarter	$34.16	$27.87
Third Quarter	$35.21	$28.13
Second Quarter	$28.77	$21.39
First Quarter	$25.08	$18.31

As of January 14, 2015, there were 17,592,388 shares of Engility common stock outstanding, and there were approximately 434 holders of record of Engility common stock.

Engility has not historically paid a dividend on its common stock. In connection with the business combination, Engility intends to pay the Engility special cash dividend to stockholders of record as of the Engility special cash dividend record date. Following the consummation of the mergers, New Engility does not expect to pay dividends on its common stock.

Prior to the consummation of the mergers, New Engility will apply to list its common stock on the NYSE under Engility’s existing symbol “EGL,” subject to official notice of issuance. The historical prices of Engility common stock are not necessarily indicative of the future trading prices of New Engility’s common stock because, among other things, the current price of Engility common stock reflects the current market valuation of Engility’s current business and assets, and does not necessarily take into account the changes in Engility’s business that will occur in connection with the consummation of the transactions contemplated by the merger agreement, including the mergers. See the section entitled “Risk Factors—TASC stockholders cannot be sure of the market value of the shares of New Engility common stock to be issued upon completion of the Engility/TASC merger, and the market value of New Engility common stock may fluctuate significantly following the completion of the mergers” beginning on page 35.

HISTORICAL MARKET PRICE OF TASC COMMON STOCK

TASC is a privately held company, and there is no established trading market for its securities. As of January 14, 2015, there were 172,948,023 shares of TASC common stock outstanding, and there were approximately 72 holders of record of TASC common stock. TASC has never declared or paid any cash dividends on its capital stock nor does it intend to do so in the foreseeable future.

RISK FACTORS

In addition to the other information included in, or incorporated by reference in, and found in the annexes attached to, this joint proxy/consent solicitation statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43, you should carefully consider the risks described below before deciding how to vote or provide your consent. Descriptions of additional risks relating to Engility and, following the consummation of the transactions contemplated by the merger agreement, New Engility, can be found under Part I, Item 1A in Engility’s Annual Report on Form 10-K for the year ended December 31, 2013, as updated by other reports filed with the Securities and Exchange Commission (which we refer to as the SEC), which are on file with the SEC and which are incorporated by reference into this joint proxy/consent solicitation statement/prospectus. Furthermore, you should read and consider the other information in this joint proxy/consent solicitation statement/prospectus and the other documents incorporated by reference herein. See the section entitled “Where You Can Find More Information” beginning on page 233. Additional risks and uncertainties not presently known to Engility or TASC or that are not currently believed to be important may also adversely affect the mergers and New Engility following the mergers.

Failure to successfully combine the businesses of Engility and TASC in the expected time frame may adversely affect New Engility’s future results.

The success of the Engility/TASC merger will depend, in part, on New Engility’s ability to realize the anticipated benefits, including, without limitation, the anticipated cost savings, from combining the businesses of Engility and TASC as further described in the sections entitled “The Mergers—Recommendation of the Engility Board”; “—Engility’s Reasons for the Transactions” beginning on pages 65 and 66, respectively, and “The Mergers—Recommendation of the TASC Board”; “—TASC’s Reasons for the Transactions” beginning on page 99. To realize these anticipated benefits, the businesses of Engility and TASC must be successfully combined. Historically, Engility and TASC have been independent companies, and they will continue to be operated as such until the completion of the transactions contemplated by the merger agreement, including the mergers. The management of New Engility may face significant challenges in consolidating the functions of TASC and Engility, integrating the technologies, organizations, procedures, policies and operations, as well as addressing the different business cultures at the two companies, and retaining key personnel. If the combined company is not successfully integrated, the anticipated benefits of the mergers may not be realized fully, or at all, or may take longer to realize than expected. The integration may also be complex and time consuming, and require substantial resources and effort. The integration process and other disruptions resulting from the mergers may also disrupt each company’s ongoing businesses and/or adversely affect our relationships with employees, regulators, customers and others with whom we have business or other dealings.

Engility will assume TASC’s significant indebtedness and will incur additional indebtedness to pay the Engility special cash dividend to Engility’s stockholders, and New Engility may incur additional indebtedness in the future. Such indebtedness could also adversely affect New Engility’s business, financial condition or results of operations.

New Engility currently intends to incur and/or assume up to an aggregate of approximately $1.2 billion in debt, including the assumption of approximately $613 million of existing TASC net debt, to refinance Engility’s existing debt and to finance a portion of the Engility special cash dividend to Engility’s stockholders and the transaction fees and expenses associated with this proposed transaction. Engility currently depends on cash on hand and cash flows from operations to make scheduled debt payments. New Engility currently estimates that the annualized principal and interest payments on New Engility’s debt, following the consummation of the transactions contemplated by the merger agreement, would be approximately $112 million, and New Engility anticipates having approximately $35 million in cash on hand following the consummation of the transactions contemplated by the merger agreement. New Engility expects to be able to meet the estimated principal and interest payments on its debt following the consummation of the transactions contemplated by the merger agreement through a combination of cash on hand and expected cash flows from operations of the combined company. Additionally, New Engility may incur further indebtedness in the future for other corporate purposes.

The potential significant negative consequences on the combined company’s financial condition and results of operations that could result from its substantial debt include:

•	limitations on the combined company’s ability to obtain additional debt or equity financing for working capital, capital expenditures, service line development, debt service requirements, acquisitions and general corporate or other purposes;

•	instances in which the combined company is unable to meet the financial covenants contained in its debt agreements or to generate cash sufficient to make required debt payments, which circumstances would have the potential of accelerating the maturity of some or all of the combined company’s outstanding indebtedness;

•	the allocation of a substantial portion of the combined company’s cash flow from operations to service the combined company’s debt, thus reducing the amount of the combined company’s cash flow available for other purposes, including operating costs and capital expenditures, that could improve the combined company’s competitive position, results of operations or share price;

•	requiring the combined company to sell debt or equity securities or to sell some of its core assets, possibly on unfavorable terms, to meet payment obligations;

•	exposing the combined company to the risk of increased interest rates, as certain of its borrowings are at variable rates of interest;

•	increasing the combined company’s vulnerability to downturns or adverse changes in general economic, industry or competitive conditions and adverse changes in government regulations;

•	compromising the combined company’s flexibility to plan for, or react to, competitive challenges in its business and limit the combined company’s ability to adjust to changing market conditions;

•	the possibility of the combined company being put at a competitive disadvantage with competitors that do not have as much debt as the combined company and competitors that may be in a more favorable position to access additional capital resources; and

•	limitations on the combined company’s ability to execute business development and acquisition activities to support its strategies.

Engility’s inability to satisfy and comply with conditions under its bridge loan commitment, TASC’s inability to satisfy and comply with conditions under its incremental debt financing commitment or Engility’s or TASC’s inability to raise additional or replacement financing could delay or prevent the completion of the mergers.

Engility’s and TASC’s obligations under the merger agreement are subject to the condition that each of Engility and TASC have obtained the proceeds from the financing arrangements contemplated by the merger agreement. In addition to cash on hand, Engility and TASC must raise a substantial amount of capital from third party sources to finance the transactions contemplated by the merger agreement.

Engility Corporation has entered into the amended and restated bridge financing commitment letter with Barclays Bank PLC, Jefferies Finance LLC, KKR Corporate Lending LLC, SunTrust Bank and SunTrust Robinson Humphrey, Inc. with respect to an unsecured bridge loan facility in the form of a promissory note in the amount of $585 million for the purposes of (i) repaying outstanding indebtedness of Engility and its subsidiaries under Engility’s existing credit facilities that is expected to be in an aggregate amount of approximately $340 million, (ii) making a distribution to Engility in an aggregate amount of approximately $207 million to fund the Engility special cash dividend and (iii) paying transaction fees and expenses and for general corporate purposes. TASC, Inc., which following consummation of the mergers and at the time of funding will be an indirect wholly owned subsidiary of New Engility, has entered into an amended and restated bank engagement letter with Barclays Bank PLC, Jefferies Finance LLC, SunTrust Bank, SunTrust Robinson Humphrey, Inc. and KKR Capital Markets LLC, an amended and restated first lien joinder agreement to TASC’s existing first lien credit agreement with Barclays Bank PLC, Jefferies Finance LLC, SunTrust Bank, KKR Corporate Lending LLC

and JPMorgan Chase Bank, N.A. and an amended and restated second lien joinder agreement to TASC’s existing second lien credit agreement with Jefferies Finance LLC, Barclays Bank PLC, SunTrust Bank and KKR Corporate Lending LLC to, among other things, arrange for the extension of credit to TASC, Inc. in connection with the mergers for the purpose of repaying the Engility bridge loan and for working capital. See the section entitled “Description of Financing” beginning on page 186.

Engility’s bridge loan commitment and TASC’s incremental debt financing commitment depend on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, the absence of a material adverse effect with respect to Engility and TASC and such other conditions that are customary for transactions of this nature. There is a risk that these conditions will not be satisfied or complied with, as applicable, on a timely basis or at all. There also is a risk that one or more members of the lending syndicates will default on their obligations to provide their committed portion of the financing (and the commitments of any defaulting syndicate member cannot be replaced on a timely basis). All of these risks are magnified given the scale of financing required to consummate the transactions contemplated by the merger agreement.

In the event that the financing contemplated by either Engility’s bridge loan commitment or TASC’s incremental debt financing commitment is not available, other financing may only be available on less favorable terms or may not be available on acceptable terms, in a timely manner or at all. If such other financing becomes necessary and either Engility or TASC is unable to secure such other financing, Engility will be unable to pay the Engility special cash dividend and the mergers will not be completed.

TASC stockholders cannot be sure of the market value of the shares of New Engility common stock to be issued upon completion of the Engility/TASC merger, and the market value of New Engility common stock may fluctuate significantly following the completion of the mergers.

Upon completion of the TASC merger, each share of TASC common stock issued and outstanding immediately prior to the completion of the TASC merger will be converted into the right to receive one share of Merger Sub One common stock, upon the terms and conditions set forth in the merger agreement. Upon completion of the Engility/TASC merger, each share of common stock of Merger Sub One issued and outstanding immediately prior to the Engility/TASC merger, will be converted into the right to receive the Engility/TASC merger consideration. The value of the Engility/TASC merger consideration that Merger Sub One stockholders will receive in the Engility/TASC merger will depend on the market value of Engility common stock and the fully diluted issued and outstanding shares of New Engility common stock at the time the Engility/TASC merger is completed. The number of fully diluted shares of New Engility common stock issued and outstanding will not be known at the time of the TASC consent solicitation.

Changes in the market price of Engility common stock may result from a variety of factors that are beyond the control of Engility, including changes in Engility’s or TASC’s business, operations and prospects, regulatory considerations, governmental actions and legal proceedings and developments. Market assessments of the benefits of the mergers, the likelihood that the mergers will be completed, the terms and mix of acquisition financing and general and industry-specific market and economic conditions may also have an effect on the market price of Engility common stock. Changes in the market price of Engility common stock may also be caused by fluctuations and developments affecting domestic and global securities markets. TASC is not permitted to terminate the merger agreement solely because of changes in the market price of Engility common stock.

In addition, there is a possibility that the mergers may not be completed until a significant period of time has passed after the conclusion of the TASC consent solicitation. As a result, the market value of Engility common stock may vary significantly from the date the TASC consent solicitation has concluded to the date of the completion of the mergers. TASC stockholders are urged to obtain up-to-date prices for Engility common stock. There is no assurance that the mergers will be completed, that there will not be a delay in the completion of the mergers or that all or any of the anticipated benefits of the mergers will be obtained.

Furthermore, the market price of New Engility common stock may fluctuate significantly following consummation of the mergers and holders of New Engility common stock could lose some or all of the value of their investment in New Engility common stock. The businesses of Engility differ from those of TASC in some respects, and, accordingly, the results of operations of New Engility after the consummation of the mergers, as well as the market price of New Engility common stock, may be affected by factors different from those currently affecting the results of operations of Engility. See the section entitled “Historical Market Price of Engility Common Stock” beginning on page 32.

Obtaining required regulatory approvals may prevent or delay completion of the mergers or reduce the anticipated benefits of the mergers or may require changes to the structure or terms of the mergers.

Consummation of the mergers is conditioned upon, among other things, the expiration or termination of the waiting period (and any extensions thereof) applicable to the mergers under the HSR Act. At any time before or after the mergers are consummated, any of the DOJ, the FTC or U.S. state attorneys general could take action under the antitrust laws in opposition to the mergers, including seeking to enjoin completion of the mergers, condition completion of the mergers upon the divestiture of certain assets of Engility, TASC or their subsidiaries or impose restrictions on New Engility’s post-merger operations. These could negatively affect the results of operations and financial condition of the combined company following completion of the mergers. Any such requirements or restrictions may prevent or delay completion of the mergers or may reduce the anticipated benefits of the mergers, which could also have a material adverse effect on the combined company’s business and cash flows, financial condition and results of operations. See the sections entitled “The Mergers—Governmental and Regulatory Approvals” and “The Merger Agreement—Conditions to the Mergers” beginning on pages 117 and 141, respectively.

Engility and TASC will be subject to business uncertainties and contractual restrictions while the mergers are pending.

Uncertainty about the effect of the mergers on employees and customers may have an adverse effect on TASC or Engility and, consequently, on the combined company. These uncertainties may impair Engility’s or TASC’s ability to retain and motivate key personnel and could cause customers and others that deal with Engility or TASC to defer entering into contracts with Engility or TASC, respectively, or making other decisions concerning Engility or TASC or could cause such customers and others that deal with Engility or TASC to seek to change existing business relationships with Engility or TASC. In addition, if key employees depart because of uncertainty about their future roles and the potential complexities of the mergers, Engility’s and TASC’s respective businesses could be harmed. In addition, the merger agreement restricts Engility and TASC from making certain acquisitions and taking other specified actions until the mergers occur without the consent of the other party. These restrictions may prevent Engility and TASC from pursuing attractive business opportunities that may arise prior to the completion of the mergers. See the section entitled “The Merger Agreement—Covenants and Agreements” beginning on page 131.

The merger agreement limits Engility’s and TASC’s ability to pursue alternatives to the mergers.

Each of Engility and TASC has agreed to immediately cease any discussions or negotiations with any person that may have been ongoing with respect to, in the case of Engility, a takeover proposal (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation by Engility” beginning on page 134), or, in the case of TASC, a company acquisition transaction (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation by TASC” beginning on page 134),or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal or a company acquisition transaction, as applicable. Until the earlier of the effective time of the Engility/TASC merger or the termination of the merger agreement, each party has agreed not to, nor permit any of its affiliates to, directly or indirectly:

•	solicit or initiate, or knowingly encourage, induce or facilitate, in the case of Engility, a takeover proposal, or, in the case of TASC, a company acquisition transaction, or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal or a company acquisition transaction, as applicable; or

•	participate in any discussions or negotiations with any person regarding, furnish to any person any information with respect to, or cooperate in any way with any person with respect to, in the case of Engility, a takeover proposal or, in the case of TASC, a company acquisition transaction, or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal or a company acquisition transaction, as applicable; provided, however, that subject to certain conditions, prior to obtaining the Engility stockholder approval, under specified circumstances, the Engility board may furnish information to, or participate in discussions and negotiations with, third parties in response to an unsolicited, bona fide written takeover proposal if the Engility board determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such takeover proposal constitutes, or would reasonably be expected to result in, a superior proposal.

The parties must also request the prompt return or destruction of all confidential information previously furnished to any such person, and immediately terminate all physical and electronic data room access previously granted to any such person, in connection with any actual or potential takeover proposal or a company acquisition transaction, as applicable.

Engility has also agreed that the Engility board will not make an adverse recommendation change (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation by Engility” beginning on page 134), subject to limited exceptions, including that, at any time prior to the Engility stockholder approval, the Engility board may change its recommendation (i) in response to an intervening event (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation by Engility” beginning on page 134) or (ii) in response to a superior proposal, following receipt of a takeover proposal that did not result from a breach of Engility’s non-solicitation obligations and that the Engility board has determined in good faith, after consultation with legal counsel and a financial advisor, constitutes a superior proposal (as defined in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation by Engility” beginning on page 134), and in each of the cases described in clauses (i) and (ii), if the Engility board determines in good faith, after consultation with outside counsel, that the failure to make such change in recommendation would be inconsistent with the Engility board’s fiduciary duties under applicable law. The merger agreement also requires Engility, among other things, to deliver to TASC a written notice advising TASC that the Engility board intends to make a change in recommendation and specifying the reasons therefor. The merger agreement also requires Engility to call, give notice of and hold a meeting of its stockholders and TASC to conduct a consent solicitation, each for the purposes of obtaining the applicable stockholder approval. These special meeting and consent solicitation requirements do not apply in the event that the merger agreement is terminated in accordance with its terms. See the section entitled “The Merger Agreement—Termination” beginning on page 144. In addition, under specified circumstances, Engility may be required to pay a termination fee of $15.6 million if the mergers are not consummated. Engility may also be required to reimburse TASC for certain debt-related expenses (depending on the specific circumstances) in connection with the termination of the merger agreement. See the section entitled “The Merger Agreement—Termination Fees; Expenses” beginning on page 145. Upon approval of the Engility merger and the merger agreement by Engility stockholders at the Engility special meeting, the right of Engility to terminate the merger agreement in response to a superior proposal is eliminated. These provisions might discourage a potential acquiror with an interest in acquiring all or a significant part of Engility from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher price per share than that proposed in the mergers, or might result in a potential acquiror proposing to pay a lower price per share to acquire Engility than it might otherwise have been willing to pay.

Certain directors and executive officers of Engility and TASC may have interests in the mergers that are different from, or in addition to or in conflict with, yours.

Executive officers of Engility and TASC negotiated the terms of the merger agreement, and the Engility board and TASC board approved the merger agreement and recommend that you vote in favor of, or consent to, the proposal, if you are an Engility stockholder, to approve the Engility merger and the merger agreement and, if you are a TASC stockholder, to approve the TASC merger, adopt the merger agreement and to approve the transactions contemplated thereby. These directors and executive officers may have interests in the mergers that are different from, or in addition to or in conflict with, yours. These interests include the continued employment of certain executive officers of Engility and TASC by New Engility, the positions of certain current directors of Engility and TASC as directors of New Engility and the indemnification of former TASC directors and Engility and TASC officers by New Engility and the surviving corporations. With respect to Engility and/or TASC directors and executive officers, these interests also include employment agreements, change-of-control severance agreements, performance shares, restricted stock units, options and other rights held by these directors and executive officers. TASC directors and executive officers will be entitled to aggregate expected cash payments of $4,807,506 and $5,882,823, respectively, in exchange for cancellation of their options in connection with the mergers. In addition, assuming the closing of the mergers was completed on January 14, 2015 and all of TASC’s executive officers experienced a qualifying termination on such date, the total severance compensation potentially payable to Messrs. Hynes, Rehberger, Kopp and Greenblatt is $5,271,496 in the aggregate. Also, Ms. Dugle is entitled to receive a one-time fee of $75,000 if the closing of the mergers occurs prior to June 30, 2015.

Engility directors and executive officers will not be entitled to accelerated vesting with respect to outstanding Engility restricted stock units due to waivers executed in connection with the transactions. However, Tony Smeraglinolo holds 7,896 unvested options to purchase Engility common stock, which are scheduled to vest on February 22, 2015. In the event that the transaction were to close prior to this date, Mr. Smeraglinolo’s stock options would accelerate and vest in full, and the amount attributable to such accelerated vesting would be $192,741 (based on the closing price of Engility common stock on January 14, 2015). Other than as set forth above, no Engility directors or executive officers will be entitled to any accelerated vesting with respect to any equity or equity-based awards in connection with the transactions. Further, no Engility directors or executive officers are entitled to any cash payments based upon the closing of the transactions. However, assuming the closing of the mergers was completed on January 14, 2015 and all of Engility’s executive officers experienced a termination other than a termination for “cause,” disability or death, or if the executive officer resigns for “good reason” on such date, Engility’s executive officers would be entitled to severance payments, accelerated vesting of outstanding equity awards, continuation of certain health and welfare benefits and payment for outplacement services, and the estimated value of these interests is approximately $29,479,058 in the aggregate. Further, assuming the closing of the mergers was completed on January 14, 2015 and all of Engility’s directors were asked to resign for any reason other than for cause relating to their performance as a director, Engility’s directors would be entitled to accelerated vesting of their outstanding restricted stock units, and the estimated value of these interests is approximately $486,220 in the aggregate. The amounts set forth above do not include any amounts payable to Engility’s directors or executive officers in respect of the Engility special cash dividend payable to all Engility stockholders.

You should be aware of these interests when you consider the Engility and TASC board recommendations that you vote in favor of, or consent to, the approval or adoption, as applicable, of the merger agreement and the mergers. For a discussion of the interests of directors and executive officers in the transactions, see the section entitled “The Mergers—Interests of Directors and Executive Officers in the Transactions” beginning on page 103.

The shares of New Engility common stock to be received by TASC stockholders and Engility stockholders as a result of the mergers will have different rights from shares of TASC common stock and Engility common stock.

Following completion of the mergers, TASC stockholders and Engility stockholders will no longer be stockholders of TASC and Engility, respectively, but will instead be stockholders of New Engility. There will be important differences between your current rights as a TASC stockholder or Engility stockholder and your rights as a New Engility stockholder. See the section entitled “Comparison of Stockholder Rights” beginning on page 215.

Both Engility stockholders and TASC stockholders will have a reduced ownership and voting interest after the mergers and will exercise less influence over management.

After the completion of the mergers, former Engility stockholders and former TASC stockholders will own a smaller percentage of New Engility than they currently own of Engility or TASC, respectively. Upon completion of the mergers, former TASC stockholders will hold between 51% and 51.5%, and former Engility stockholders will hold between 48.5% and 49%, of the shares of New Engility common stock issued and outstanding immediately after the consummation of the mergers. Consequently, Engility stockholders, as a group, and TASC stockholders, as a group, will each have reduced ownership and voting power in the combined company compared to their ownership and voting power in Engility and TASC, respectively.

New Engility will enter into a stockholders agreement with Birch Partners, certain investment funds affiliated with KKR and certain investment funds affiliated with General Atlantic, which provides them with certain rights over company matters.

The merger agreement contemplates that, as an additional condition to the closing of the transactions contemplated by the merger agreement, at the closing New Engility will enter into a stockholders agreement with Birch Partners, certain investment funds affiliated with KKR and certain investment funds affiliated with General Atlantic. The stockholders agreement will establish certain rights, restrictions and obligations of Birch Partners, certain investment funds affiliated with KKR and certain investment funds affiliated with General Atlantic, and will set forth other arrangements relating to New Engility, including the right of Birch Partners to designate up to 4 directors for nomination to New Engility’s 11 member board of directors, subject to Birch Partners maintaining certain beneficial ownership of New Engility common stock. The interests of the parties to the stockholders agreement may differ from those of other holders of New Engility common stock. See the section entitled “Stockholders Agreement” beginning on page 150.

Failure to complete the mergers could negatively impact the stock price, business and financial results of Engility.

If the mergers are not completed, the ongoing business of Engility may be adversely affected and Engility will be subject to several risks and consequences, including the following:

•	Engility may be required to pay a termination fee of $15.6 million (depending on the specific circumstances) if the mergers are not consummated. Engility may also be required to reimburse TASC for certain debt-related expenses (depending on the specific circumstances), in connection with the termination of the merger agreement;

•	Engility will be required to pay certain costs relating to the mergers, whether or not the mergers are completed, such as significant fees as well as expenses relating to financing arrangements and legal, accounting, financial advisor and printing fees and expenses;

•	under the merger agreement, Engility is subject to certain restrictions on the conduct of its business prior to completing the mergers which may adversely affect its ability to execute certain of its business strategies; and

•	matters relating to the mergers may require substantial commitments of time and resources by Engility management, which could otherwise have been devoted to other opportunities that may have been beneficial to Engility as an independent company.

In addition, if the mergers are not completed, Engility may experience negative reactions from its stockholders, the financial markets, and from its customers and employees. Engility could also be subject to litigation related to a failure to complete the mergers or to perform its obligations under the merger agreement. If the mergers are not consummated, Engility cannot assure its stockholders that the risks described will not materially affect the business, financial results and stock price of Engility.

The mergers are subject to certain conditions and if these conditions are not satisfied or waived, the mergers may not be completed.

The obligations of Engility and TASC to complete the mergers are subject to the satisfaction or waiver of a number of conditions set forth in the merger agreement, including: (a) the receipt of the Engility stockholder approval and the TASC stockholder approval; (b) the approval for listing by the NYSE of the New Engility common stock to be issued as consideration in the Engility merger and the Engility/TASC merger (subject to official notice of issuance); (c) the termination or expiration of the HSR Act waiting period; (d) the absence of any law or order from any court or governmental entity preventing or prohibiting the consummation of the transactions contemplated by the merger agreement; (e) the effectiveness of the registration statement on Form S-4 of which this joint proxy/consent solicitation statement/prospectus forms a part and the absence of any stop order; (f) the receipt by both parties of certain tax opinions; and (g) that each of Engility and TASC will have obtained the proceeds from their respective financing arrangements contemplated by the merger agreement. See the section entitled “The Merger Agreement—Conditions to the Mergers” beginning on page 141.

The satisfaction of all of the required conditions could delay the completion of the mergers for a significant period of time or prevent the mergers from occurring. Any delay in completing the mergers could cause Engility and TASC not to realize some or all of the benefits expected to be achieved if the mergers are successfully completed within the expected timeframe. Further, there can be no assurance that the conditions to the closing of the mergers and the other transactions contemplated by the merger agreement will be satisfied or waived or that the mergers will be completed at all.

Engility, TASC and New Engility will incur significant transaction and merger-related transition costs in connection with the mergers.

Engility and TASC expect that they and New Engility will incur significant, non-recurring costs in connection with consummating the mergers and integrating the operations of the two companies. Engility and TASC may incur additional costs to maintain employee morale and to retain key employees. Engility and TASC will also incur significant fees and expenses relating to financing arrangements and legal, accounting and other transaction fees and other costs associated with the mergers. Some of these costs are payable regardless of whether the mergers are completed. Moreover, under specified circumstances, Engility may be required to pay a termination fee of $15.6 million (depending on the specific circumstances) if the mergers are not consummated. Engility may also be required to reimburse TASC for certain debt-related expenses (depending on the specific circumstances), in connection with the termination of the merger agreement. See the section entitled “The Merger Agreement—Termination Fees; Expenses” beginning on page 145.

The unaudited pro forma financial information included in this document may not be indicative of what New Engility’s actual financial position or results of operations would have been.

The unaudited pro forma combined financial information in this joint proxy/consent solicitation statement/prospectus is provided for informational purposes only and this financial information is not necessarily indicative of the future financial position or results of operations of the combined businesses of Engility and TASC, or the financial position or the results of operations that would have been realized had the business combination been consummated during the periods, or as of the dates, for which pro forma information is presented. In the opinion of Engility’s management, all adjustments necessary to fairly present such pro forma combined financial statements have been made based upon the terms of the proposed business combination. Certain pro forma adjustments described in the accompanying notes to the unaudited pro forma combined financial information are based on estimates and various assumptions that Engility believes are reasonable under the circumstances based on currently available information. The actual recorded amounts of the acquisition consideration transferred, the recognized amounts of assets acquired and liabilities assumed, and related depreciation and amortization periods will be based on final appraisals, evaluation and estimations of fair value as of the acquisition date. As a result, actual asset and liability values established and related operating results, including actual depreciation and amortization expense, could differ materially from those reflected in the pro forma combined financial statements. See the section entitled “Unaudited Pro Forma Combined Financial Information” beginning on page 170.

Engility, TASC and, subsequently, the combined company must continue to retain, motivate and recruit executives and other key employees, which may be difficult in light of uncertainty regarding the mergers, and failure to do so could negatively affect the combined company.

For the mergers to be successful, during the period before the mergers are completed, both Engility and TASC must continue to retain, motivate and recruit executives and other key employees. Moreover, the combined company must be successful at retaining and motivating key employees following the completion of the mergers. Experienced employees in the industries in which Engility and TASC operate are in high demand and competition for their talents can be intense. Employees of both Engility and TASC may experience uncertainty about their future role with the combined company until, or even after, strategies with regard to the combined company are announced or executed. The potential distractions of the mergers may adversely affect the ability of Engility, TASC or, following completion of the mergers, the combined company to retain, motivate and recruit executives and other key employees and keep them focused on applicable strategies and goals. A failure by Engility, TASC or, following the completion of the mergers, the combined company to attract, retain and motivate executives and other key employees during the period prior to or after the completion of the mergers could have a negative impact on the businesses of Engility, TASC or the combined company.

New Engility’s ability to use TASC’s net operating loss carryforwards and other tax attributes to offset future taxable income may become limited as a result of the transaction or future transactions in New Engility’s stock.

Engility, TASC and New Engility believe that TASC will have net operating loss carryforwards for U.S. federal income tax purposes of at least $288 million as of December 31, 2014 and that TASC had adjusted tax basis in its amortizable goodwill of at least $1,153 million as of December 31, 2013. Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as its adjusted tax basis in its amortizable goodwill, to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative increase in ownership by “5-percent shareholders” (within the meaning of Section 382 of the Code) that exceeds 50 percentage points over a rolling three-year period. If a corporation has a “net unrealized built-in loss,” generally meaning that, immediately before an ownership change, the fair market value of its assets was less than the aggregate tax basis of its assets, then any “built-in loss” recognized during the first five years after the change date (including through amortization deductions) may be limited. It is a condition to TASC’s obligation to complete the Engility/TASC merger that TASC receive an opinion from Deloitte Tax LLP to the effect that the mergers, taken together with the other transactions contemplated by the merger agreement and occurring on the closing date and taking into account the issuance of the maximum number of shares of Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date, will not result in an ownership change of TASC within the meaning of Section 382(g) of the Code and that TASC will not have had a cumulative owner shift under Section 382 of the Code of more than 49.1 percentage points during the “testing period” (as defined in Section 382(i) of the Code) ending on the closing date after giving effect to the mergers and the other transactions contemplated by the merger agreement and taking into account the issuance of the maximum number of shares of Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date. It is a condition to Engility’s obligation to complete the Engility/TASC merger that such opinion be in form and substance reasonably acceptable to Engility. The opinion will be based upon certain representations made by Engility, TASC and certain direct and indirect stockholders of TASC and the accuracy of those representations may affect the conclusion set forth in such opinion. The opinion will neither bind the IRS nor preclude the IRS from adopting a contrary position. In the event the mergers cause an ownership change with respect to TASC to occur on the effective date of the mergers, Section 382 of the Code would apply to limit New Engility’s use of any remaining net operating losses and other pre-change tax attributes after the effective date of the mergers. Usage of New Engility’s net operating losses and other pre-change tax attributes after the effective date of the mergers would also be adversely affected if an ownership change within the meaning of Section 382 of the Code were to occur after the effective date of the mergers. In order to reduce the likelihood of an ownership change after the effective date of the mergers, New Engility’s common stock will generally be subject to certain transfer restrictions. However, there can be no assurances that these restrictions will prevent an ownership change from occurring in the future.

The transferability of New Engility’s common stock will be limited as a result of the New Engility charter.

Engility, TASC and New Engility believe that TASC has significant net operating losses and has significant tax basis in its assets in excess of their respective fair market values. In order to reduce the likelihood that future transactions in New Engility’s securities will result in an ownership change under Section 382 of the Code, the

New Engility charter will contain restrictions that have the effect of restricting certain direct and indirect acquisitions and dispositions of New Engility common stock and certain other interests in New Engility that are treated as stock for tax purposes. Such restrictions will apply to acquisitions and dispositions by direct and indirect holders of (or persons who would become holders of) 4.9% or more of New Engility common stock or certain other interests in New Engility that are treated as stock for tax purposes. These transfer restrictions also have potential anti-takeover effects. See the section entitled “Description of New Engility Capital Stock—Transfer and Ownership Restrictions” beginning on page 210.

As a result of the consummation of the transactions contemplated by the merger agreement, New Engility may not be able to participate in a potential consolidation in its industry for several years.

Under Section 382 of the Code, if a corporation undergoes an “ownership change” as defined in that section, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes to offset its post-change income may become subject to significant limitations. As a result, it may be more difficult for New Engility to be acquired or to engage in strategic acquisitions because such transactions could result in a limitation on the utilization of New Engility’s NOLs and other tax attributes. For example, New Engility’s ability to use equity as consideration in a strategic transaction may be limited because such an equity issuance could result in an ownership change. If an ownership change were to occur, New Engility’s ability to use any NOLs and certain other tax attributes existing at that time could be significantly limited.

The Engility/TASC merger may not be accretive and may cause dilution to New Engility’s earnings per share, which may negatively affect the market price of New Engility’s common stock.

Engility and TASC currently anticipate that the Engility/TASC merger will be accretive to earnings per share of New Engility in fiscal year 2016, after adjusting for, among other things, amortization of acquired intangibles and cash taxes. This expectation is based on preliminary estimates, which may materially change. New Engility could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the Engility/TASC merger. All of these factors could cause dilution to New Engility’s adjusted earnings per share or decrease or delay the expected accretive effect of the Engility/TASC merger and cause a decrease in the market value of New Engility’s common stock.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of New Engility common stock following the Engility/TASC merger.

In accordance with GAAP, Engility will be considered the acquiror of TASC for accounting purposes. Engility will account for the Engility/TASC merger using the purchase method of accounting, which will result in charges to New Engility’s earnings that could adversely affect the market value of New Engility common stock following the completion of the Engility/TASC merger. Under the purchase method of accounting, Engility will allocate the total purchase price to the assets acquired and liabilities assumed from TASC based on their fair values as of the date of the completion of the Engility/TASC merger, and record any excess of the purchase price over those fair values as goodwill. For certain tangible and intangible assets, reevaluating their fair values as of the completion date of the Engility/TASC merger will result in New Engility’s incurring additional depreciation and/or amortization expense that exceeds the combined amounts recorded by Engility and TASC prior to the Engility/TASC merger. This increased expense will be recorded by New Engility over the useful lives of the underlying assets. In addition, to the extent the value of goodwill or intangible assets were to become impaired, New Engility may be required to incur charges relating to the impairment of those assets. See the section entitled “The Mergers—Accounting Treatment” beginning on page 122.

The U.S. federal income tax treatment of the Engility special cash dividend is not free from doubt.

The Engility special cash dividend should be treated as a separate distribution that is not integrated with the Engility merger for U.S. federal income tax purposes. However, such treatment is not entirely free from doubt and, if the IRS were to successfully assert that the Engility special cash dividend should be so integrated, an Engility stockholder might be required to recognize more taxable income for U.S. federal income tax purposes than otherwise would be the case. For a further discussion, see the section entitled “The Mergers—Material U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences to Engility Stockholders of the Engility Merger” beginning on page 120.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy/consent solicitation statement/prospectus may contain “forward-looking statements,” with respect to Engility, TASC and New Engility, that reflect our current views with respect to future events and financial performance and the expected benefits and synergies of the business combination. These statements may be made directly in this joint proxy/consent solicitation statement/prospectus or they may be made a part of this joint proxy/consent solicitation statement/prospectus by appearing in other documents filed with the SEC by Engility and incorporated by reference in this joint proxy/consent solicitation statement/prospectus. These statements may include statements regarding the period following completion of the mergers.

Words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “objective,” “goal,” “predict,” “may,” “will,” “could,” “would,” “should,” “pro forma” and words or terms of similar substance used in connection with any discussion of the mergers or the future operating or financial performance of Engility, TASC or New Engility identify forward-looking statements. All forward-looking statements are our respective management’s present expectations or forecasts of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the factors discussed in the section entitled “Risk Factors” beginning on page 33, the following risks related to the transactions contemplated by the merger agreement and the businesses of Engility, TASC and New Engility, among others, could cause actual results to differ materially from those described in the forward-looking statements:

Transaction-Related Factors

•	Our failure to successfully combine the businesses of Engility and TASC in the expected time frame;

•	Our significant indebtedness and the incurrence of additional indebtedness to pay the Engility special cash dividend to Engility’s stockholders and the indebtedness that New Engility may incur in the future;

•	Engility’s inability to satisfy and comply with conditions under its bridge loan commitment, TASC’s inability to satisfy and comply with conditions under its incremental debt financing commitment, or Engility’s or TASC’s inability to raise additional or replacement financing;

•	Fluctuations in the market value of Engility common stock and, after the completion of the mergers, New Engility common stock;

•	Our failure to obtain required regulatory approvals;

•	Business uncertainties and contractual restrictions while the mergers are pending;

•	Limitations on Engility’s and TASC’s ability to pursue alternatives to the mergers;

•	The impact of Engility stockholders and TASC stockholders having a reduced ownership and voting interest after the mergers and less influence over management;

•	The failure to complete the mergers and the resulting potential negative impact on the stock price, business and financial results of Engility;

•	The incurrence of significant transaction and merger-related transition costs in connection with the mergers;

•	The ability to continue to retain, motivate and recruit executives and other key employees;

•	The ability to use TASC’s net operating loss carryforwards and other tax attributes to offset future taxable income;

•	The limited transferability of New Engility’s common stock as a result of the New Engility charter;

•	The ability of the combined company to participate in a potential industry consolidation during the next several years;

•	The failure of the mergers to be accretive and potential dilution to the combined company’s earnings per share; and

•	Charges to earnings resulting from the application of the purchase method of accounting in future periods.

Business and Operational Factors

•	The loss or delay of a significant number of our contracts;

•	A decline in or a redirection of the U.S. budget for government services, including, in particular, the U.S. defense budget;

•	Future shutdowns of the U.S. Government, or a failure of the U.S. Congress to approve increases to the federal debt ceiling;

•	The Department of Defense’s wide-ranging efficiencies initiative, which targets affordability and cost growth;

•	The intense competition for contracts in our industry, as well as the frequent protests by unsuccessful bidders;

•	Our indefinite delivery, indefinite quantity contracts, which are not firm orders for services, and could generate limited or no revenue;

•	Our government contracts, which contain unfavorable termination provisions and are subject to audit and modification;

•	The mix of our cost-plus, time-and-material and fixed-price type contracts;

•	Our ability to attract and retain key management and personnel;

•	The impairment of our goodwill, which represents a significant portion of the assets on our balance sheet;

•	Changes in regulations or any negative findings from a U.S. Government audit or investigation;

•	Current and future legal and regulatory proceedings;

•	Our international operations;

•	Information security threats and other information technology disruptions;

•	Integration, operational and other risks related to Engility’s January 2014 acquisition of DRC;

•	The level of indebtedness that we incurred in connection with the spin-off and Engility’s subsequent acquisition of DRC, our ability to comply with the terms of our debt agreements and our ability to finance our future operations, if necessary; and

•	U.S. federal income tax liabilities that relate to the distribution in the spin-off.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy/consent solicitation statement/prospectus in the case of forward-looking statements contained in this joint proxy/consent solicitation statement/prospectus, or the dates of the documents incorporated by reference in this joint proxy/consent solicitation statement/prospectus in the case of forward-looking statements made in those incorporated documents. Except as may be required by law, none of Engility, TASC or New Engility has any obligation to update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the most recent annual report on Form 10-K and quarterly reports on Form 10-Q that Engility has filed with the SEC as described in the section entitled “Where You Can Find More Information” beginning on page 233.

We expressly qualify in their entirety all forward-looking statements attributable to Engility, TASC or, following the consummation of the transactions contemplated by the merger agreement, New Engility or any person acting on our behalf by the cautionary statements contained or referred to in this section.

PARTIES TO THE MERGER AGREEMENT

Engility Holdings, Inc.

Engility Holdings, Inc., a Delaware corporation, was incorporated in November 2011 as a holding company in connection with the spin-off of certain government services businesses of L-3 Communications Holdings, Inc. Engility is the direct parent of Engility Corporation, a Delaware corporation that was incorporated in July 1969. Engility Corporation is a leading “pure” play provider of services, primarily to the U.S. Government and offers a broad range of systems engineering, training, program management and operation support for the U.S. Government. Engility, through its subsidiaries and their predecessors, has provided mission critical services to the U.S. Government for over six decades. Engility’s customers include the U.S. Department of Defense, U.S. Department of Justice, U.S. Agency for International Development, U.S. Department of State, Federal Aviation Administration, Department of Homeland Security and foreign governments.

Engility supports its customers with a wide range of specialized technological and mission expertise. Engility’s portfolio of offerings reflects a continuum or “lifecycle” of capabilities that aligns with how and what its customers buy in terms of services. Engility’s offerings include: specialized technical consulting; program and business support services; engineering and technology lifecycle support; information technology modernization and sustainment; supply chain services and logistics management; and training and education.

As of November 5, 2014, Engility employed approximately 7,000 individuals globally and operated in over 55 countries. Engility is led by an experienced executive team, which is composed of industry and government veterans.

The address and telephone number of the principal executive offices of Engility Holdings, Inc. and Engility Corporation are 3750 Centerview Drive, Chantilly, Virginia 20151 and (703) 708-1400.

New East Holdings, Inc. (New Engility)

New East Holdings, Inc. is a Delaware corporation and a wholly owned subsidiary of Engility formed solely for the purpose of implementing the transactions contemplated by the merger agreement. Upon the consummation of the transactions contemplated by the merger agreement, New Engility will succeed to and continue to operate, directly or indirectly, the then existing business of Engility, and, indirectly, the existing business of TASC. New Engility will become a publicly traded corporation, and former Engility stockholders and former TASC stockholders will own stock in New Engility. New Engility has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

The address and telephone number of the principal executive offices of New East Holdings, Inc. are c/o Engility Corporation, 3750 Centerview Drive, Chantilly, Virginia 20151 and (703) 708-1400.

East Merger Sub, LLC

East Merger Sub, LLC is a Delaware limited liability company and a wholly owned subsidiary of New Engility formed solely for the purpose of implementing the transactions contemplated by the merger agreement. It has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

The address and telephone number of the principal executive offices of East Merger Sub, LLC are c/o Engility Corporation, 3750 Centerview Drive, Chantilly, Virginia 20151 and (703) 708-1400.

TASC Parent Corporation

TASC Parent Corporation, through its operating subsidiary TASC, Inc., helps government entities solve complex national security and public safety challenges by providing advanced systems engineering, integration and decision-support services. Headquartered in Chantilly, Virginia, TASC’s customers include the intelligence community, U.S. Departments of Defense and Homeland Security, and civilian agencies of the federal government. TASC’s portfolio of services includes lifecycle and enterprise systems engineering and integration, intelligence, surveillance and reconnaissance, cyber, enterprise transformation, intelligence mission and operations, and advanced concept and technology development.

TASC offers specialized domain expertise in chemical, biological, radiological, nuclear and explosives; cloud architecture and engineering; geospatial intelligence; mobile and wireless communications; program protection; signals intelligence; space systems; test and evaluation; and aviation systems. TASC conducts business primarily with the U.S. Government as either a prime contractor or subcontractor.

On June 4, 2011, TASC completed the acquisition of TexelTek, an advanced technology company providing secure cloud solutions to the U.S. Government.

TASC, Inc. was founded in 1966 and operates primarily out of 39 domestic locations in 13 states and the District of Columbia. TASC has approximately 4,000 employees of which over 80% hold security clearances. TASC currently supports customers’ mission-critical needs on more than 850 contracts and task orders in intelligence, defense, and civilian industries and has funded backlog as of September 30, 2014 of $385 million. For the year ended December 31, 2013, TASC had revenue of $1.3 billion, substantially all of which was derived from U.S. Government customers.

TASC was incorporated in Delaware in order to facilitate the acquisition of TASC, Inc. from Northrop Grumman by investment funds affiliated with KKR and General Atlantic. The acquisition was consummated on December 18, 2009. Prior to the acquisition, TASC, Inc. operated as the advisory services division of Northrop Grumman’s information services sector.

Substantially all of TASC’s outstanding common stock is held by Birch Partners, which is controlled by investment funds affiliated with KKR and General Atlantic.

TASC’s common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of TASC common stock.

The address and telephone number of the principal executive offices of TASC are 4801 Stonecroft Boulevard, Chantilly, Virginia 20151 and (703) 633-8300.

Toucan Merger Corporation I

Toucan Merger Corporation I is a Delaware corporation and a wholly owned subsidiary of Birch Partners formed solely for the purpose of implementing the transactions contemplated by the merger agreement. It has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

The address and telephone number of the principal executive offices of Toucan Merger Corporation I are c/o TASC, Inc., 4801 Stonecroft Boulevard, Chantilly, Virginia 20151 and (703) 633-8300.

Toucan Merger Corporation II

Toucan Merger Corporation II is a Delaware corporation and a wholly owned subsidiary of Toucan Merger Corporation I formed solely for the purpose of implementing the transactions contemplated by the merger agreement. It has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

The address and telephone number of the principal executive offices of Toucan Merger Corporation II are c/o TASC, Inc., 4801 Stonecroft Boulevard, Chantilly, Virginia 20151 and (703) 633-8300.

THE ENGILITY SPECIAL MEETING

This section contains information about the Engility special meeting that has been called to consider and approve the Engility merger and the merger agreement, to approve the adjournment of the Engility special meeting (if it is necessary or advisable to solicit additional proxies if there are not sufficient votes to approve the Engility merger and the merger agreement) and to approve, by non-binding, advisory vote, certain compensation arrangements for Engility’s named executive officers in connection with the mergers.

This joint proxy/consent solicitation statement/prospectus is being furnished to the stockholders of Engility in connection with the solicitation of proxies by the Engility board for use at the Engility special meeting. Engility is first mailing this joint proxy/consent solicitation statement/prospectus and accompanying proxy card to its stockholders on or about [                     ], 2015.

Date, Time and Place

A special meeting of the stockholders of Engility will be held at the Westfields Marriott, 14750 Conference Center Drive, Chantilly, Virginia 20151 on February 23, 2015, at 9:00 a.m., Eastern time, unless the special meeting is adjourned or postponed.

Purpose

At the special meeting, Engility stockholders will be asked to consider and vote upon the following matters:

•	a proposal to approve the Engility merger and the merger agreement;

•	a proposal to permit Engility’s board of directors to adjourn the special meeting, if necessary or advisable, for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve the Engility merger and the merger agreement; and

•	a proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Engility’s named executive officers in connection with the mergers.

Recommendation of the Engility Board

The Engility board has (i) approved the merger agreement and the consummation of the transactions contemplated thereby, including the Engility merger and the Engility special cash dividend, upon the terms and subject to the conditions set forth in the merger agreement, (ii) determined that the terms of the merger agreement and the transactions contemplated thereby, including the Engility merger, are advisable, fair to, and in the best interests of, Engility and its stockholders, (iii) directed that the Engility merger and the merger agreement be submitted to Engility stockholders for approval, (iv) recommended that Engility stockholders approve the Engility merger and the merger agreement and (v) declared that the merger agreement is advisable.

The Engility board recommends that Engility stockholders vote:

“FOR” the proposal to approve the Engility merger and the merger agreement;

“FOR” the proposal to approve the adjournment of the Engility special meeting (if it is necessary or advisable to solicit additional proxies if there are not sufficient votes to approve the Engility merger and the merger agreement); and

“FOR” the proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Engility’s named executive officers in connection with the mergers.

See the sections entitled “The Mergers—Recommendation of the Engility Board” and “The Mergers—Engility’s Reasons for the Transactions” beginning on pages 65 and 66, respectively.

Engility stockholders should carefully read this joint proxy/consent solicitation statement/prospectus in its entirety for more detailed information concerning the merger agreement, the proposed transactions and certain compensation arrangements for Engility’s named executive officers and directors in connection with the mergers. In addition, Engility stockholders are directed to the merger agreement, which is attached as Annex A to this joint proxy/consent solicitation statement/prospectus.

Record Date; Shares Entitled to Vote

Only holders of record of shares of Engility common stock at the close of business on the Engility record date (January 9, 2015) will be entitled to vote shares held at that date at the Engility special meeting or any adjournments thereof. Each outstanding share of Engility common stock entitles its holder to cast one vote.

As of the close of business on the Engility record date, there were 17,592,388 shares of Engility common stock, par value $0.01 per share, outstanding and entitled to vote at the Engility special meeting.

Quorum

Holders of a majority in voting power of Engility common stock entitled to vote at the Engility special meeting, present in person or represented by proxy, constitute a quorum. In the absence of a quorum, the chairman of the Engility special meeting may adjourn the meeting to another place, date or time. As of the record date for the Engility special meeting, 8,796,195 shares of Engility common stock will be required to achieve a quorum.

Holders of shares of Engility common stock present at the Engility special meeting but not voting, and shares of Engility common stock for which Engility has received proxies indicating that their holders have abstained, will be counted as present at the Engility special meeting for purposes of determining whether a quorum is established.

Broker non-votes are shares held by a broker that are present in person or represented by proxy at the Engility special meeting, but with respect to which the broker is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Because brokers do not have discretionary voting authority with respect to any of the proposals described in this joint proxy/consent solicitation statement/prospectus, if a beneficial owner of shares of Engility common stock held in “street name” does not give voting instructions to the broker, bank, nominee or other holder of record, then those shares will not be voted as to any of the proposals described in this joint proxy/consent solicitation statement/prospectus and will have the same effect as a vote against the proposal to approve the Engility merger and the merger agreement, and will have no effect on the outcome of any vote to adjourn the Engility special meeting or any vote to approve the merger-related executive compensation. If you hold shares of Engility common stock through broker, bank or other organization with custody of your shares, follow the voting instructions you receive from that organization.

Vote Required

Proposal to Approve the Engility Merger and the Merger Agreement by Engility Stockholders: Approving the Engility merger and the merger agreement requires the affirmative vote of holders of a majority of the shares of Engility common stock outstanding and entitled to vote. Accordingly, an Engility stockholder’s failure to submit a proxy card or to vote in person at the Engility special meeting, an abstention from voting, or the failure of an Engility stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee, will have the same effect as a vote “AGAINST” the proposal to approve the Engility merger and the merger agreement.

Proposal to Permit the Engility Board to Adjourn the Engility Special Meeting: Approving the proposal permitting the Engility board to adjourn the Engility special meeting (if necessary or advisable to solicit additional proxies if there are not sufficient votes to approve the Engility merger and the merger agreement) requires the affirmative vote of holders of a majority in voting power of the shares of Engility common stock present in person, or represented by proxy, and entitled to vote on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal permitting the Engility board to adjourn the Engility special meeting, while shares not in attendance at the Engility special meeting will have no effect on the outcome of any vote to adjourn the Engility special meeting.

Proposal Regarding Certain Engility Merger-Related Executive Compensation Arrangements: In accordance with Section 14A of the Exchange Act, Engility is providing its stockholders with the opportunity to approve, by non-binding, advisory vote, certain compensation payments for Engility’s named executive officers in connection with the mergers, as reported in the section of this joint proxy/consent solicitation statement/prospectus entitled “Proposal 3—Advisory Vote on Merger-Related Compensation for Engility Named Executive Officers” beginning on page 231. Approving merger-related executive compensation requires the affirmative vote of holders of a majority in voting power of the shares of Engility common stock present in person, or represented by proxy, and entitled to vote at the Engility special meeting to approve such merger-related compensation. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve the merger-related executive compensation, while shares not in attendance at the Engility special meeting will have no effect on the outcome of any vote to approve the merger-related executive compensation.

Voting by Engility’s Directors and Executive Officers

As of the close of business on the Engility record date, Engility’s directors and executive officers and certain of their affiliates beneficially owned 343,361 shares of Engility common stock entitled to vote at the Engility special meeting. This represents approximately 2.0% in voting power of the outstanding shares of Engility common stock entitled to be cast at the Engility special meeting. Each Engility director and executive officer and certain of their affiliates has indicated his or her present intention to vote, or cause to be voted, the shares of Engility common stock owned by him or her for the proposal to approve the Engility merger and the merger agreement. As of the Engility record date, Engility did not beneficially own any shares of Engility common stock.

How to Submit Your Proxy

A stockholder may submit its proxy using any of the following methods:

By telephone or on the Internet

You can submit your proxy by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

The website for Internet submission of proxies is www.proxyvote.com. Please have your proxy card handy when you go online. As with telephone submission of proxies, you can confirm that your instructions have been properly recorded.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day beginning on or about January 23, 2015, and will close at 11:59 p.m. Eastern time on February 22, 2015. The availability of telephone and Internet submission of proxies for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, Engility recommends that you follow the voting instructions in the materials you receive from such broker, bank or other holder of record.

If you submit your proxy by telephone or on the Internet, you do not need to return your proxy card.

By mail

If you received your special meeting materials by mail, you may complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you are a stockholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the Engility board.

In person at the Engility special meeting

All Engility stockholders as of the close of business on the Engility record date may vote in person at the Engility special meeting. You may also be represented by another person at the Engility special meeting by executing a proper proxy card designating that person. If you are a beneficial owner of Engility common stock, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the Engility special meeting.

By granting a proxy or submitting voting instructions

You may vote by granting a proxy or, for shares of Engility common stock held in street name, by submitting voting instructions to your bank, broker or other holder of record.

Voting of Proxies

If you submit your proxy by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a stockholder of record and you sign, date and return your proxy card but do not indicate how you want to vote or do not indicate that you wish to abstain, your shares will be voted “FOR” the proposal to approve the Engility merger and the merger agreement, “FOR” the proposal to adjourn the Engility special meeting (if necessary or advisable to solicit additional proxies if there are not sufficient votes to approve the Engility merger and the merger agreement) and “FOR” the proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Engility’s named executive officers in connection with the mergers.

Revoking Your Proxy

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Engility special meeting. To do this, you must:

•	submit a new proxy by telephone, over the Internet, or by signing and returning another proxy card by mail at a later date, in each case, prior to 11:59 p.m., Eastern time, on the night before the Engility special meeting;

•	provide written notice of the revocation to the corporate secretary of Engility at 3750 Centerview Drive, Chantilly, Virginia 20151 so that it is received prior to 11:59 p.m., Eastern time, on the night before the Engility special meeting; or

•	attend the Engility special meeting and vote in person (attendance itself does not, however, constitute revocation of your proxy).

If your shares are held in “street name,” you must contact your broker or nominee to revoke and vote your proxy.

Attending the Special Meeting

Only Engility stockholders of record, or beneficial owners of Engility common stock, as of the Engility record date, may attend the Engility special meeting in person. You will need proof of ownership to enter the Engility special meeting. Even if you plan to attend the Engility special meeting, please submit your proxy.

If your shares are held beneficially in the name of a broker, bank or other holder of record, you must present proof of your ownership of Engility common stock, such as a bank or brokerage account statement, to be admitted to the Engility special meeting. Please note that if you plan to attend the Engility special meeting in person and would like to vote there, you will need to bring a legal proxy from your broker, bank or other holder of record as explained above. If your shares are held beneficially and you would rather have an admission ticket, you can obtain one in advance by mailing a written request, along with proof of your ownership of Engility common stock, to:

Engility Holdings, Inc.

3750 Centerview Drive

Chantilly, Virginia 20151

Attn: Investor Relations

Stockholders also must present a form of photo identification, such as a driver’s license, in order to be admitted to the Engility special meeting. No cameras, recording equipment, large bags or packages will be permitted at the Engility special meeting.

Confidential Voting

Proxy instructions, ballots and voting tabulations that identify individual Engility stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Engility or to third parties, except (i) as necessary to meet applicable legal requirements, (ii) to allow for the tabulation of votes and certification of the vote and (iii) to facilitate a successful proxy solicitation.

Solicitation of Proxies

Engility is soliciting proxies for the Engility special meeting from Engility stockholders. Engility has also retained MacKenzie Partners, Inc. to solicit proxies for the Engility special meeting from Engility stockholders for a fee of approximately $20,000, plus reasonable out-of-pocket expenses. Engility will bear the entire cost of soliciting proxies from Engility stockholders. In addition to this mailing, Engility’s directors, officers and investor relations employees, within the normal conduct of their duties (who will not receive any additional compensation for such services), may solicit proxies. Solicitation of proxies will be undertaken through the mail, in person, by telephone, the Internet and videoconference.

Engility may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses for forwarding proxy and solicitation materials to the beneficial owners of Engility common stock and in obtaining voting instructions from such beneficial owners.

Assistance

If you need assistance in completing your proxy card or have questions regarding Engility’s special meeting, please contact MacKenzie Partners, Inc., the proxy solicitation agent for Engility, by mail at 105 Madison Avenue, New York, New York 10016, by telephone at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or by email at proxy@mackenziepartners.com.

TASC SOLICITATION OF WRITTEN CONSENTS

TASC Stockholder Action by Written Consent

The TASC board is providing these consent solicitation materials to TASC stockholders. TASC stockholders are being asked to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby by executing and delivering the written consent furnished with this joint proxy/consent solicitation statement/prospectus.

Shares Entitled to Consent and Consent Required

Only TASC stockholders of record at the close of business on the record date of January 12, 2015 will be notified of and be entitled to execute and deliver a written consent. On the TASC record date, the outstanding securities of TASC eligible to consent with respect to the proposal consisted of 172,948,023 shares of TASC common stock. Under TASC’s certificate of incorporation and the DGCL, each holder of TASC common stock is entitled to one vote for each share of TASC common stock held of record.

Approval of the TASC merger, adoption of the merger agreement and approval of the transactions contemplated by the merger agreement requires the approval of the holders of a majority of the outstanding shares of TASC common stock entitled to vote.

On October 28, 2014, Birch Partners, holder of approximately 99% of the outstanding shares of TASC common stock, entered into the voting agreement with Engility pursuant to which Birch Partners agreed, among other things, to execute and deliver its written consent with respect to its shares of TASC common stock approving the TASC merger, adopting the merger agreement and approving the transactions contemplated thereby. Therefore, under the voting agreement, TASC expects to receive a number of consents sufficient to satisfy the majority approval requirement described above. For additional information, see the section entitled “The Voting Agreement” beginning on page 148.

Voting by TASC’s Directors and Executive Officers

As of the close of business on the TASC record date, TASC’s directors and executive officers beneficially owned 336,666 shares of TASC common stock, in the aggregate, entitled to provide consents in the TASC consent solicitation. This represents approximately 0.19% in voting power of the outstanding shares of TASC common stock entitled to provide consents in the TASC consent solicitation.

Submission of Consents

You may consent to the proposal with respect to your shares of TASC common stock by completing, dating and signing the written consent furnished with this joint proxy/consent solicitation statement/prospectus and returning it to TASC.

If you hold shares of TASC common stock as of the TASC record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to TASC. Once you have completed, dated and signed the written consent, you may deliver it to TASC by faxing it to TASC Parent Corporation, Attention: Clifford E. Greenblatt, Vice President and General Counsel, at (703) 449-1088, by emailing a pdf copy of your written consent to cliff.greenblatt@tasc.com, or by mailing your written consent to TASC Parent Corporation, c/o TASC, Inc., 4801 Stonecroft Boulevard, Chantilly, Virginia 20151, Attention: Clifford E. Greenblatt, Vice President and General Counsel.

The TASC board has set February 19, 2015 as the targeted final date for receipt of written consents, which is the date on which TASC expects to receive the consent from Birch Partners under the voting agreement. TASC reserves the right to extend the final date for receipt of written consents beyond February 19, 2015. Any such extension may be made without notice to TASC stockholders. Once a sufficient number of consents to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby have been received, the consent solicitation will conclude. As noted in the section entitled “Appraisal Rights” beginning on page 224, the delivery of a signed and dated consent adopting the merger agreement, or delivery of a signed and dated consent without indicating a decision on the proposal, will result in a loss of appraisal rights under Section 262 of the DGCL.

The TASC board has carefully considered the TASC merger, the terms thereof and the other transactions contemplated by the merger agreement and has determined that the TASC merger, the terms thereof and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of TASC and its stockholders. Accordingly, the TASC board recommends that TASC stockholders approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby.

Executing Consents; Revocation of Consents

You may execute a written consent to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby (which is equivalent to a vote “FOR” the proposal) or disapprove the proposal (which is equivalent to a vote “AGAINST” the proposal). Under Delaware law, your consent must bear the date of your signature. If you do not return your written consent, it will have the same effect as a vote against the proposal. If you are a record holder and you return a signed and dated written consent without indicating your decision on the proposal, you will have given your consent to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby as described in the enclosed form of consent.

Your consent to the proposal may be changed or revoked at any time before the consents of a sufficient number of shares to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby have been delivered to TASC. If you wish to change or revoke a previously given consent before that time, you may do so by delivering a new written consent with a later date or by delivering or faxing a notice of revocation to TASC.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by TASC. Officers of TASC may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

THE MERGERS

This section of this joint proxy/consent solicitation statement/prospectus describes material aspects of the proposed mergers, including the merger agreement. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy/consent solicitation statement/prospectus, including the full text of the merger agreement, which is attached as Annex A and the other documents and annexes we refer you to for a more complete understanding of the mergers and the merger agreement. In addition, important business and financial information about TASC is included in this joint proxy/consent solicitation statement/prospectus and important business and financial information about Engility is incorporated into this joint proxy/consent solicitation statement/prospectus by reference. For additional information about Engility, see the section entitled “Where You Can Find More Information” beginning on page 233.

Structure of the Mergers

General

On October 28, 2014, the Engility board and TASC board each approved the merger agreement which provides for the strategic business combination of Engility and TASC under a new holding company, New Engility. The merger agreement, among other things, contemplates three separate mergers: the Engility merger, the TASC merger and the Engility/TASC merger, each of which is discussed below. The mergers will result in Engility’s business and TASC’s business being brought under New Engility. Former TASC stockholders will hold between 51% and 51.5%, and former Engility stockholders will hold between 48.5% and 49%, of the shares of New Engility common stock issued and outstanding immediately following the consummation of the mergers.

The Engility Merger

In accordance with the terms of the merger agreement and, in accordance with Section 253 of the DGCL, Engility will be merged with and into New Engility, a newly formed wholly owned subsidiary of Engility that was formed for the purpose of the merger with Engility, with New Engility surviving the merger as the new holding company of Engility’s business.

The TASC Merger

In accordance with the terms of the merger agreement and Section 251 of the DGCL, Merger Sub Two, a newly formed wholly owned subsidiary of Merger Sub One that was formed for the purpose of the merger with TASC, will be merged with and into TASC, with TASC surviving the merger as a wholly owned subsidiary of Merger Sub One. Immediately following the TASC merger, TASC will be converted into a limited liability company.

The Engility/TASC Merger

In order to complete the strategic combination of Engility’s business and TASC’s business, Merger Sub One will be merged with and into East Merger Sub, a newly formed wholly owned subsidiary of New Engility that was formed for the purpose of the merger with Merger Sub One, with East Merger Sub surviving the merger.

For an illustration of the structure of the mergers, see the section entitled “Structure of the Transactions” beginning on page 11.

Consideration to be Received in Connection with the Transactions Contemplated by the Merger Agreement

Engility Special Cash Dividend

Immediately prior to the Engility merger, Engility stockholders of record as of the Engility special cash dividend record date will be paid a special cash dividend of approximately $11.48 per share of Engility common stock, subject to final adjustments depending on Engility’s fully diluted share count immediately prior to the closing of the mergers.

Engility Merger Consideration

Upon completion of the Engility merger, each share of Engility common stock will automatically be converted into the right to receive one share of New Engility common stock, upon the terms and subject to the conditions set forth in the merger agreement. Based on Engility’s closing per share price of $41.24 as of January 14, 2015, less the estimated $11.48 per share amount of the Engility special cash dividend to be paid to Engility stockholders, the shares of New Engility common stock to be received by Engility stockholders in connection with the business combination would have an aggregate value of approximately $536 million, or approximately $29.76 per share of Engility common stock (based on Engility’s anticipated fully diluted share count immediately prior to the closing).

TASC Exchange Consideration

Upon completion of the TASC merger, each share of TASC common stock will be converted into the right to receive one share of Merger Sub One common stock, upon the terms and subject to the conditions set forth in the merger agreement.

Engility/TASC Merger Consideration

TASC stockholders will receive between 51% and 51.5% of the shares of New Engility common stock following the consummation of the Engility/TASC merger. More specifically, following the conversion of TASC common stock into common stock of Merger Sub One in the TASC merger, each share of Merger Sub One common stock issued and outstanding immediately prior to the Engility/TASC merger will be converted, upon completion of the Engility/TASC merger, into the right to receive a number of shares (rounded to the nearest ten-thousandth of a share) of New Engility common stock equal to (a) 51% multiplied by the quotient of (i) the fully diluted outstanding stock divided by (ii) 49% divided by (b) the total number of shares of Merger Sub One common stock outstanding immediately prior to the Engility/TASC merger (excluding shares of Merger Sub One common stock owned by Merger Sub One which will be automatically cancelled), provided that if the amount calculated in clause (a) is deemed less than 18,937,564, then clause (a) will be deemed to be the lesser of (x) 18,937,564 and (y) 51.5% multiplied by the quotient of (i) the fully diluted outstanding stock divided by (ii) 48.5%. The Engility/TASC exchange ratio, described above, provides for a fixed percentage of ownership of New Engility common stock and no adjustment will be made to the Engility/TASC exchange ratio as a result of increases or decreases in the trading price of Engility’s common stock following the execution of the merger agreement and the announcement of the mergers. There is no right to terminate the merger agreement as a result of increases or decreases in the trading price of Engility’s common stock following the execution of the merger agreement and the announcement of the mergers. Based on the current number of shares of fully diluted common stock of Engility and the outstanding TASC common stock, the foregoing calculations will result in TASC stockholders receiving approximately 0.1095 shares of New Engility common stock for each share of TASC common stock held by them. As a result, it is estimated that TASC stockholders will receive approximately 18,937,564 shares of New Engility common stock, which based on Engility’s closing per share price as of January 14, 2015, less the estimated per share amount of the special dividend to be paid to Engility stockholders, would have a value of approximately $564 million, or approximately $3.26 per share of TASC common stock currently outstanding. For additional information regarding the value of the shares of New Engility common stock to be issued to TASC stockholders, see the section entitled “Unaudited Pro Forma Combined Financial Information—Preliminary Pro Forma Allocation of Purchase Price” beginning on page 174.

Background of the Mergers

The TASC board considered potential strategic alternatives for TASC, including reviewing potential business combination partners, on an ongoing basis.

The management and board of directors of Engility continually review Engility’s results of operations as well as strategic alternatives to create and maximize value for Engility stockholders.

In the summer of 2013, members of Engility management developed a strategy focused on, among other things, gaining market share by leveraging Engility’s cost-efficient business model and by expanding into adjacent under-represented markets. As part of this strategy, Engility identified a list of potential target companies that could complement Engility’s business by providing high quality technical services and access to key customer segments in areas where Engility was under-represented (including in federal civilian agencies and intelligence community agencies).

In the fourth quarter of 2013, members of Engility’s executive management team contacted senior leaders of these potential target companies, including TASC, in October 2013, to assess their interest in conducting discussions regarding a potential strategic combination with Engility.

The members of Engility’s senior leadership team who initiated the discussions with TASC were well-acquainted with TASC’s management and business through prior working relationships, and thus had an understanding of TASC’s capabilities, reputation, and performance within the customer communities TASC served. TASC was included on the list of potential target companies identified by Engility’s management due to, among other things, TASC’s specialized technical consulting capabilities and highly complementary business that would enable Engility to extend its customer base to U.S. intelligence community customers.

In early October 2013 in West Sulphur Springs, West Virginia, at the annual meeting of the Professional Services Council, the trade association of government services contractors, Craig Reed, senior vice president of strategy & corporate development of Engility, had brief high-level discussions with the vice chairman of the TASC board, T. Wood Parker, and senior vice president of strategy & corporate development, Randy Phillips, during which Mr. Reed expressed Engility’s interest in having further discussions to explore the possible merits of a strategic combination of the two companies.

Following that discussion, Anthony Smeraglinolo, president and chief executive officer of Engility, reached out to David H. Langstaff, then president and chief executive officer of TASC, to request an introductory meeting for the purposes of discussing, among other things, a potential strategic combination of Engility and TASC. Messrs. Smeraglinolo and Langstaff were scheduled to meet for dinner on November 13, 2013; however, Mr. Langstaff called Mr. Smeraglinolo that afternoon and cancelled the dinner. As a result of changes in TASC’s executive leadership and other organizational changes, TASC determined that it was not the right time to be considering strategic transactions, and TASC and Engility suspended further discussions regarding a possible transaction.

There was no contact between Engility and TASC with respect to a possible transaction between November 2013 and February 2014.

On December 23, 2013, Engility and Dynamics Research Corporation (“DRC”) entered into a merger agreement pursuant to which Engility agreed to acquire DRC in an all-cash transaction valued at approximately $120 million, or approximately $11.50 per DRC share. Engility completed its acquisition of DRC on January 31, 2014. Although Engility engaged in discussions and actively pursued other potential target companies in the fourth quarter of 2013, most of these discussions did not advance due to the lack of interest by the counterparties in pursuing a strategic combination at that time. In several of the instances, Engility held more advanced discussions, but those discussions were terminated when the parties could not agree on valuation.

In February 2014, Mr. Langstaff reached out on behalf of TASC to Mr. Smeraglinolo to suggest a meeting with John P. Hynes Jr., TASC’s new president and chief executive officer. On February 25, 2014, Mr. Smeraglinolo had a breakfast meeting with Mr. Hynes, during which they discussed their respective views on the current environment and the potential future direction in the government service industry, including that shrinking budgets in the government services market were resulting in an overall reduction in the size of the market and, given the number of companies operating in this industry, increasing the likelihood of an industry consolidation. Messrs. Smeraglinolo and Hynes also discussed, in general terms, the merits of exploring a potential business combination of Engility and TASC in light of, among other factors, the likelihood of industry consolidation and the complementary nature of the two companies’ businesses.

Shortly after his meeting with Mr. Smeraglinolo, Mr. Hynes provided Peter A. Marino, chairman of the TASC board of directors, and Mr. David M. Kerko, a director of TASC and a representative of KKR, with a summary of his discussion with Mr. Smeraglinolo. Because, at that time, TASC was in the process of implementing certain operational measures, it was decided that TASC would continue its discussions with Engility at a later time.

On March 19, 2014, and then again on April 29, 2014, Engility executives met with representatives of Barclays Capital Inc. (which we refer to as Barclays), who were familiar with Engility and had provided investment banking and financing services to Engility in the past (including participation in Engility’s revolving credit facility and recent financing in January 2014), to discuss potential strategic combinations between Engility and other potential targets, including TASC. In both of these meetings, representatives of Barclays and Engility noted that all discussions that Engility had held with potential target companies (other than TASC) over the months leading up to these meetings had not advanced due to either lack of interest in pursuing a potential strategic combination or inability for the parties to agree on valuation. At these meetings, the subject of a potential combination between Engility and TASC was also discussed, with representatives of Engility noting that the combination provided an attractive potential strategic fit, and representatives of Barclays sharing with Engility management a preliminary high level financial analysis and likely investor reaction related to a potential combination of Engility and TASC.

On May 8, 2014, and then again on May 13, 2014, Barclays’ representatives contacted Mr. Kerko and communicated Engility’s interest in exploring the possibility of a business combination transaction with TASC. During these calls, Mr. Kerko noted that TASC, KKR and General Atlantic were interested in exploring a potential transaction with Engility that was structured in a manner to preserve and thus ascribe value to TASC’s tax attributes as well as an interest in a stock-for-stock only transaction. Representatives of Barclays reported this information to Engility.

On June 4, 2014, to follow up on the initial discussions in May 2014, at the request of Engility, representatives of Barclays had a call with representatives of KKR, during which the representatives of Barclays provided an overview of Engility and its businesses and discussed preliminary views regarding a potential transaction, including an illustrative financing and transaction structure in which Engility would combine with TASC in a stock-for-stock merger and TASC stockholders would own less than 50% of the stock of the combined company upon completion of such transaction. After this call, representatives of KKR discussed their call with Barclays with members of the TASC board and representatives of General Atlantic and representatives of Barclays reported to Engility on their discussions with KKR.

In late June 2014, Mr. Marino requested a meeting with Mr. Smeraglinolo, and on July 1, 2014, Messrs. Smeraglinolo and Reed met with representatives of TASC, including Mr. Marino, to discuss, among other things, the potential strategic combination of Engility and TASC, including the basic parameters for a potential transaction. At this meeting, representatives of TASC reiterated that TASC, KKR and General Atlantic (who periodically discussed the proposed transaction between Engility and TASC) were interested in exploring a potential transaction with Engility that was structured in a manner to preserve and thus ascribe value to TASC’s tax attributes. At the conclusion of the meeting, Messrs. Smeraglinolo and Reed agreed to continue discussions with the TASC leadership team, and include in these discussions representatives of KKR and General Atlantic.

Between July 1 and July 9, 2014, Mr. Reed and Mr. Marino exchanged emails related to entering into a mutual confidentiality agreement between Engility and TASC, and scheduled a follow-up meeting between the parties for July 16, 2014, with broader participation from both parties.

On July 9, 2014, Engility Corporation, TASC, Inc., KKR and General Atlantic entered into a confidentiality agreement.

On July 10, 2014, Mr. Marino provided Mr. Reed with several overview presentations on TASC.

On July 16, 2014, Mr. Smeraglinolo, Mr. Reed, Michael Alber, senior vice president and chief financial officer of Engility, and Thomas Miiller, senior vice president, general counsel and corporate secretary of Engility, met with representatives of TASC, KKR and General Atlantic, including Mr. Marino, Mr. Hynes, Wayne Rehberger, senior vice president and chief financial officer of TASC, Mr. Kerko and David Topper, a representative of General Atlantic, to discuss the potential business combination of Engility and TASC. At this meeting, the parties discussed the requirements under the Code necessary in order for the transaction to be structured in a manner to preserve TASC’s tax attributes, which included, among other things, that, generally, stockholders of TASC would have to hold more than 50% of the stock of the combined company following the consummation of the transactions to reduce the likelihood of an “ownership change” of TASC within the meaning of Section 382(g) of the Code. In that connection, the parties concluded that, if stockholders of TASC were to hold a majority of the stock of the combined company, the consideration to be received by TASC stockholders in the proposed transaction would have to consist solely of stock of the combined company and, given that, based on Engility’s closing per share price of $39.89 on July 3, 2014 and an approximate 9.0x enterprise value to EBITDA multiple for TASC, the implied equity value of TASC was preliminarily estimated to be within the range of 71% to 72% of the equity value of Engility, Engility would have to pay its stockholders a special cash dividend of approximately $229 million before the closing of the proposed transaction to adjust the value of Engility common stock relative to the value of TASC common stock to achieve the required ownership split. The representatives of Engility noted, however, that the transaction should be structured as an acquisition of TASC from a governance standpoint and that, in that regard, Engility stockholders had to retain certain governance and voting rights, including, among other things, the ability to elect a majority of the board of directors of the combined company and the ability to maintain voting control of the combined company. Following this discussion, it was agreed that the parties would seek to agree on a structure in which the Engility stockholders’ governance and voting rights would be retained while preserving TASC’s tax attributes.

In mid-July 2014, Engility engaged Weil, Gotshal & Manges LLP (which we refer to as Weil) to act as its legal advisor in connection with Engility’s discussions with TASC, KKR and General Atlantic regarding a potential strategic combination, subject to board approval.

On or around July 19, 2014, Mr. Marino informed the TASC directors who were not representatives of KKR or General Atlantic (which we refer to as the independent TASC directors) of the potential for a transaction with Engility and the status of discussions to date.

On or around July 21, 2014, Mr. Marino provided Engility with an outline of a proposed structure for a potential business combination of Engility and TASC, which included a proposed ownership split of the combined company of approximately 51% for TASC stockholders and approximately 49% for Engility stockholders, and preliminary views with respect to the relative valuation of TASC and Engility. On July 28, 2014, representatives of Engility, Barclays and KKR met telephonically to discuss the outline of the proposed structure and the proposed ownership split of the combined company.

On July 28, 2014, Mr. Marino provided Engility with a preliminary proposal regarding certain governance-related matters regarding the combined company, including board designation rights for Birch Partners, the right of Birch Partners to designate the chair of the combined company’s board of directors, the contours of a standstill covenant and potential limitations regarding the exercise of voting rights by Birch Partners in the combined company.

On July 31, 2014, the Engility board held a meeting with members of Engility management present to discuss, among other things, the various strategic alternatives available to Engility and the rationale for exploring a potential strategic combination with TASC. Charles Ream, a member of Engility’s board, recused himself and determined not to participate in any future discussions regarding a potential business combination with TASC due to his membership on the board of directors of The SI Organization, a competitor of TASC. At the meeting, the Engility board considered various strategic alternatives available to Engility including bolt-on acquisitions, a share repurchase program and a dividend recapitalization. The Engility board also discussed Engility’s standalone prospects and the benefits of exploring a potential strategic combination with TASC. After review and consideration, the Engility board determined that bolt-on acquisitions would not be desirable given the inherent difficulties faced with sourcing and closing sequential acquisitions, and that a share repurchase program or dividend recapitalization would not be desirable at that time as it would reduce liquidity, contract the balance sheet and available capital of Engility, and potentially result in a downgrade of Engility’s credit rating. Members of Engility’s management then discussed with the Engility board a number of potential significant strategic benefits of a transaction with TASC, including that the proposed combination would result in a diversified and balanced portfolio across the government services industry with a significantly broader services offering, a reduction of Engility’s overall concentration in the defense market and an expansion of Engility’s addressable market opportunity in government services. Also at this meeting, members of Engility’s management updated the Engility board on the status of discussions with TASC and its advisors, including that a transaction would need to be structured in a manner that would ensure that (i) TASC stockholders would hold a majority of the stock of the combined company thereby preserving TASC’s tax attributes, which, given the relative valuation of the two companies, meant Engility would pay its stockholders a special cash dividend before the closing of the proposed transaction to adjust the value of Engility relative to the value of TASC to achieve the required ownership split, and (ii) certain governance and voting rights of Engility stockholders would be protected, including the ability of the Engility stockholders to elect a majority of the board of directors of the combined company and have effective voting control of the combined company. The representatives of Engility’s management also reported that a dividend of approximately $228 million would be required in order to allow for the transaction to result in TASC stockholders holding a majority of the stock of the combined company, based on the preliminary valuations of Engility and TASC. The Engility board determined that it was in the best interests of stockholders to continue discussions and negotiations with TASC regarding a potential transaction. The Engility board also discussed Barclays’ qualifications, expertise, reputation, knowledge of Engility and recent transaction experience, and, based on information provided by Barclays, also discussed Barclays’ prior and current relationships with TASC, KKR, General Atlantic and Engility. Following this discussion, the Engility board directed Engility’s management to indicate to TASC that Engility would be prepared to engage in further discussions regarding a potential transaction, to formally engage Barclays, Weil and PricewaterhouseCoopers LLP (which we refer to as PWC) as advisors, and to expand the transaction team to include additional members of the Engility senior leadership team.

During its meetings on August 6 and August 7, 2014, the TASC board discussed, among other matters, the status of the negotiations and discussions regarding the potential transaction with Engility and determined to continue those discussions.

On August 12, 2014, members of Engility’s management and representatives of Barclays met with representatives of TASC, KKR and General Atlantic to continue to discuss the potential transaction, including structuring matters. At the meeting, members of Engility’s management further discussed the strategic rationale for a business combination with the representatives of TASC and reiterated their expectation that any such transaction should not result in a transfer of control of Engility to TASC’s stockholders. Members of Engility’s management further noted that although TASC stockholders would hold approximately 51% of the stock of the combined company, certain TASC stockholders would need to be subject to standstill obligations and voting limitations preventing such stockholders from having voting control of the combined company.

On August 14, 2014, representatives of Barclays, KKR and KKR Capital Markets LLC held a telephonic meeting to review potential financing structures for the proposed business combination transaction, including the potential arrangement of new financing for the combined company and, as an alternative, a structure in which the combined company would assume TASC’s existing debt, which would be increased to refinance Engility’s existing debt, pay the special cash dividend to Engility stockholders and provide the combined company with adequate financing following the consummation of the transactions. Following discussion, the meeting participants concluded that it was preferable to preserve TASC’s existing debt and arrange for incremental indebtedness due to, among other factors, the combined company’s ability to raise the amount of debt, prevailing market conditions and the cost and expenses associated with the arrangement of new financing for the combined company that were expected to be higher than if the combined company assumed TASC’s existing debt and arranged for incremental indebtedness. After this meeting, the representatives of KKR informed Mr. Marino and representatives of General Atlantic of their discussions with the representatives of Barclays.

During the last two weeks of August 2014, representatives of Engility and TASC and their respective advisors participated in numerous discussions regarding the potential transaction, including, among other matters, certain structuring matters and preliminary due diligence matters relating to TASC’s tax attributes. Over the course of several discussions, representatives of Engility communicated to, and discussed with, the representatives of TASC the importance of implementing transfer restrictions on the combined company’s stockholders as a means of protecting the tax attributes of the combined company, and Engility and TASC, with the assistance of their respective advisors, agreed to implement restrictions on the combined company’s stockholders’ ability to transfer shares of the combined company, including that certain stockholders of TASC would be prohibited from transferring stock of the combined company for a period of three years from the closing of the transaction or effecting any transaction that would result in an “owner shift” of the combined company for purposes of Section 382(g) of the Code and such holders would be subject to limited transfer rights during the fourth through sixth years following the closing of the transaction. As part of these discussions, representatives of Engility and TASC and their respective advisors also considered the limitations that Section 382 of the Code would impose on Engility’s ability to enter into future strategic combinations due to the possibility that such potential combinations could result in a limitation on the utilization of the combined company’s NOLs and other tax attributes. During the latter part of August 2014, the parties continued their discussions regarding the governance of the combined company, including the minority board representation for Birch Partners, the co-chair structure for the combined company’s board of directors and certain restrictions on the ability of Birch Partners to vote its full ownership interest of the combined company.

From mid-August and throughout the process leading to the announcement of the transaction, Mr. Marino from time to time provided the independent TASC directors with updates regarding the negotiations and discussions with respect to a potential transaction with Engility.

On August 22, 2014, members of Engility management and representatives of Barclays met with members of TASC management to discuss TASC’s business, including top customers, contract mix, organizational structure and business prospects, as well as certain functional and operational areas where cost savings and synergies could potentially be achieved in a strategic combination between Engility and TASC. Following discussion, the meeting participants agreed to continue to explore the potential for cost savings and synergies.

On September 2, 2014, Messrs. Smeraglinolo and Hynes had a breakfast meeting to generally discuss the progress of the negotiations of the proposed transaction and their initial views on the potential organizational structure of the combined company.

On September 3, 2014, Weil delivered to Simpson Thacher & Bartlett LLP, TASC’s counsel (which we refer to as Simpson), an initial draft term sheet outlining, among other things, the terms of the transfer restrictions and governance-related provisions discussed by Engility, TASC and their respective advisors in August 2014.

On September 8, 2014, Barclays entered into an engagement letter with Engility to act as its financial advisor in connection with the proposed transaction.

From around September 10, 2014 until the announcement of the transaction, the parties and their respective advisors continued their due diligence review of each other, which review included, among other things, review of materials made available by Engility and TASC, respectively, and discussions between Engility and TASC and their respective financial and legal advisors.

On September 10, 2014 and September 12, 2014, representatives of Engility and TASC and their respective advisors participated in discussions regarding the ownership split of the combined company (including that, subject to completion of ongoing due diligence and the results of the tax analysis of Deloitte Tax LLP, TASC’s tax advisor, TASC stockholders would own approximately 51% of the stock of the combined company, but that Birch Partners would be able to exercise its voting rights only with respect to a maximum of 30% of its full ownership interest in the combined company), the relative valuation of the two companies, a co-chair structure including one chair designated by the existing Engility directors and one designated by Birch Partners, and the special cash dividend to be paid to the stockholders of Engility resulting from such relative valuation and based on the ownership split.

Throughout the second half of September 2014, Weil and Simpson, with input from their respective clients, continued negotiations regarding the term sheet.

On September 24, 2014, following a series of discussions since September 3, 2014 among representatives of Engility and Barclays, on the one hand, and representatives of TASC, KKR and General Atlantic, on the other hand, the parties agreed that, subject to the satisfactory completion of Engility’s due diligence investigation, including with respect to TASC’s tax attributes, the equity value of TASC would correspond to 71.6% of the equity value of Engility, in each case calculated based on the fully diluted outstanding capital stock of both companies, and that, due to recent fluctuations in the share price of Engility, the per share price of Engility common stock to be used as reference for the calculation of the equity values of Engility and TASC was to be calculated based on the 20-day trailing volume weighted average price of Engility common stock.

On September 24, 2014, the Engility board met in Chantilly, Virginia with members of management and representatives of Weil and Barclays. The Engility board also invited representatives of Lazard Frères & Co. LLC (which we refer to as Lazard) to attend the meeting as the Engility board was considering engaging Lazard as a financial advisor. Representatives of Barclays reviewed with the Engility board the financial and strategic rationale for the contemplated transaction structure and presented a preliminary valuation analysis (including a cost savings and synergies analysis) and financial projections of TASC and Engility, both on a standalone and pro forma combined basis. Representatives of Barclays then reviewed with the Engility board the material relationships of Barclays with TASC and its significant stockholders, including that Barclays then served and had served as administrative agent on TASC’s senior secured term loan facilities. Representatives of Weil then provided an overview of the proposed material governance aspects of the proposed transaction and discussed certain legal considerations relating to the proposed transaction, including a review of the applicable fiduciary duties of the directors, the legal requirements for the preservation of the tax attributes of TASC following the consummation of the transaction and the proposed provisions of the combined company’s stockholders agreement designed to ensure that certain governance and voting rights of Engility stockholders would be protected, including that Engility stockholders would have the ability to elect a majority of the board of directors of the combined company and have voting control of the combined company. Members of Engility’s management also discussed with the Engility board the restrictions on the combined company’s stockholders’ ability to transfer shares of the combined company, including that certain stockholders of TASC would be prohibited from transferring stock of the combined company for a period of three years from the closing of the transaction or effecting any transaction that would result in an “owner shift” of the combined company for purposes of Section 382(g) of the Code and such holders would be subject to limited transfer rights during the fourth through sixth years following the closing of the transaction. Members of Engility’s management also discussed with the Engility board the limitations that Section 382 would impose on Engility’s potential to enter into future strategic combinations due to the possibility that such potential combinations could result in a limitation on the utilization of the combined company’s NOLs and other tax attributes. Members of Engility’s management then reviewed with the Engility board the potential availability of financing for the transaction, including the assumption of TASC’s indebtedness, the additional financing required to pay the Engility special cash dividend, the pro forma leverage ratios of the combined company and the ability of New Engility to service the debt of the combined company. The members of Engility’s management also discussed that the after-tax cash expected to be generated by the combined company would allow the combined company to service the increased level of debt. Members of Engility’s management also reviewed with the Engility board the status of their diligence review of TASC.

After the presentations by and discussions with Barclays, Weil and Engility’s management, the Engility board met in executive session with representatives of Lazard present. In executive session, the Engility board discussed Barclays’ possible participation in the financing of the proposed transaction and the material relationships of Barclays with both Engility and TASC. The Engility board also discussed Lazard’s qualifications, expertise and experience, as well as the absence of any material relationship between Lazard and TASC, KKR and General Atlantic. After consideration, in order to address Barclays’ relationship with TASC and its significant stockholders, and the potential participation of Barclays in the financing of the proposed acquisition of TASC, the Engility board determined that, based on Lazard’s qualifications, experience and reputation as an internationally recognized investment banking firm providing a broad range of financial services, familiarity with Engility and its businesses and involvement in recent relevant transactions, it was advisable to retain Lazard as a financial advisor to the Engility board and to request that Lazard provide a fairness opinion in connection with the proposed transaction, in addition to Barclays continuing to advise Engility with respect to the proposed transaction. Lazard then discussed its preliminary observations regarding the contemplated transaction involving TASC. Following these discussions, the Engility board authorized Engility’s management to continue the due diligence review of TASC and the negotiation of definitive documentation for the execution of the transaction (subject to final review and approval by the Engility board).

On September 26, 2014, Engility and TASC instructed their respective legal counsel to commence the drafting of definitive documentation in light of the significant progress that had been made on the term sheet.

On September 30, 2014, Mr. Smeraglinolo attended separate meetings of the portfolio committees of KKR and General Atlantic to review and discuss the proposed business combination transaction of Engility and TASC.

On October 1, 2014, representatives from TASC, Engility, KKR and General Atlantic and their respective advisors met to discuss certain issues related to the proposed transaction, including diligence surrounding historical ownership of TASC and the values of the tax attributes of TASC, the transaction structure and proposed financing, including how to minimize the possibility that the transaction would result in an “ownership change” of TASC within the meaning of Section 382(g) of the Code. In addition, the parties discussed the analysis to be performed by Deloitte Tax LLP to determine that an “ownership change” would not occur and the level of assurance with respect to that analysis that could be provided.

On October 6, 2014, Engility, TASC, Birch Partners, KKR and General Atlantic entered into an exclusivity agreement in connection with a possible negotiated transaction involving the parties, pursuant to which, among other things, the parties agreed to refrain from entering into or continuing any discussions with any person regarding certain alternative transactions involving Engility or TASC for a period of 45 days, during which period the parties would use their respective good faith efforts to actively pursue the proposed transaction.

From October 6 until October 9, 2014, representatives of Engility, TASC and their respective outside advisors attended diligence meetings at the offices of Bass, Berry & Sims PLC, counsel to Engility, in Washington, D.C. either in person or by teleconference. The group discussed that potential cost savings resulting in the ability to achieve approximately $50 million of net synergies from a strategic combination between Engility and TASC.

On October 9, 2014, Weil delivered to Simpson an initial draft merger agreement, which draft included, among other things, customary representations, warranties and covenants of Engility and TASC, customary closing conditions (including obtaining regulatory approvals and the requisite Engility and TASC stockholder approvals), an additional closing condition requiring that Deloitte Tax LLP deliver a written opinion to TASC to the effect that the mergers will not result in an “ownership change” of TASC within the meaning of Section 382(g) of the Code and providing Engility the ability to change its recommendation to stockholders prior to obtaining stockholder approval if not doing so would be inconsistent with the Engility board’s fiduciary duties. Also on October 9, 2014, Weil delivered to Simpson an initial draft stockholders agreement, which draft reflected the material terms outlined in the latest draft of the term sheet.

Over the course of the following two weeks, Weil and Simpson negotiated the terms and provisions of the merger agreement, stockholders agreement, the certificate of incorporation and bylaws of the combined company and other related agreements. In addition, over that same time, Mr. Smeraglinolo held discussions with representatives of KKR and General Atlantic to directly negotiate certain business terms, as well as to discuss potential integration issues between the two companies. During this time, management of Engility, with the assistance of its advisors, updated its board from time to time on the status of these discussions.

On October 17, 2014, Simpson delivered to Weil a revised draft merger agreement, which draft included, among other things, the ability of the Engility board to change its recommendation only in response to an intervening event or superior proposal, the payment of a termination fee to TASC equal to 4.0% of Engility’s equity value if, among other things, TASC were to terminate the merger agreement in response to the Engility board changing its recommendation and the reimbursement of TASC’s expenses in an amount up to 1% of Engility’s equity value in the event the merger agreement were to be terminated as a result of the failure to obtain the Engility stockholder approval, referred to as a “no vote expense reimbursement fee.” Also on October 17, 2014, Weil delivered to Simpson an initial draft of a voting agreement pursuant to which TASC stockholders holding approximately 99% of the voting power of TASC would agree to vote in favor of the merger agreement and the transactions contemplated thereby.

Over the following days, representatives of Weil and Barclays held extensive calls with certain members of Engility’s management and the Engility board to discuss the status of discussions with TASC and the open issues in the transaction documents, including TASC’s insistence on limiting the Engility board’s ability to change its recommendation only in response to an intervening event or superior proposal and having a termination fee payable in the event Engility’s board changes its recommendation. After consideration and deliberation, and in accordance with guidance received from members of the Engility board, members of Engility management directed Weil to propose to Simpson that, among other things, (i) Engility would agree to limit the Engility board’s ability to change its recommendation only in response to an intervening event or superior proposal but providing that Engility would have the ability to terminate the merger agreement if the Engility board changes its recommendation in response to a superior proposal, (ii) Engility would agree to pay a termination fee equal to 2.0% of its equity value if, among other things, TASC terminates the merger agreement in response to the Engility board changing its recommendation or if Engility terminates the merger agreement in response to a superior proposal and (iii) in no event would Engility agree to a no vote expense reimbursement fee.

Representatives of Simpson informed representatives of TASC’s management and representatives of KKR and General Atlantic of Engility’s proposal and, following discussion, TASC instructed Simpson to communicate to Weil that TASC was prepared to accept Engility’s proposal, except that the amount of the proposed termination fee should be set at 2.5% of the equity value of Engility.

During the week of October 20, 2014, Engility, TASC and their respective advisors continued to negotiate the remaining open items in the merger agreement (including applicable termination fees payable and the circumstances upon which they would be paid), subject to the guidance received from members of the Engility board, and Weil and Simpson continued to exchange drafts of the merger agreement, the voting agreement, the stockholders agreement and other related agreements to reflect the negotiations.

On October 21, 2014, the TASC board met in person in Chantilly, Virginia with members of TASC management and representatives of KKR, General Atlantic and Simpson participating by teleconference and Renaissance Strategic Advisors, a consultant that TASC had engaged to assist in connection with the due diligence of Engility (which we refer to as Renaissance), attending in person. At this meeting, members of management reviewed the commercial terms of the proposed transaction with the TASC board. In addition, the representatives of TASC’s management and Renaissance reviewed and discussed with the TASC board the results of their respective due diligence investigations regarding Engility. Clifford E. Greenblatt, vice president and general counsel of TASC, then reviewed the material terms of the transaction documents with the TASC board and also advised the TASC board of its fiduciary duties in approving the proposed transaction. A discussion about the proposed transaction ensued, including with respect to the treatment of TASC’s tax attributes and the proposed financing of the transaction. During this discussion, the directors of TASC asked numerous questions, all of which were answered by representatives of TASC’s management and TASC’s outside advisors. Following the discussion, the TASC board determined to continue the discussions and negotiations with Engility and instructed TASC’s management and its outside advisors to seek to finalize the merger agreement and the related transaction documents and scheduled a meeting for the afternoon of October 24, 2014.

On October 23, 2014, the Engility board held an in-person meeting in Chantilly, Virginia with members of Engility management and representatives of Barclays, Lazard and Weil. At the meeting, representatives of Weil presented a summary of the material terms of the merger agreement and related agreements and reviewed with the Engility board its fiduciary duties, including the legal standards applicable to its decisions and actions with respect to approving the merger agreement and related agreements. The Engility board then discussed, in consultation with the representatives of Weil and Barclays, the terms of the merger agreement and related agreements and the advisability of the proposed business combination. Representatives of Weil updated the Engility board on the status of negotiations with Simpson on the merger agreement, including TASC’s insistence on having a termination fee payable to TASC in an amount equal to 2.5% of the equity value of Engility in the event the merger agreement is terminated by Engility in response to a superior proposal or is terminated by TASC in response to any change in recommendation by the Engility board (including in response to an intervening event). Representatives of Barclays noted that such a percentage fee was below the average for similarly sized transactions and similar all-stock transactions. Representatives of Weil then discussed the tax opinion that TASC would receive from Deloitte Tax LLP. Representatives of Barclays and Lazard each reviewed with the Engility board, among other things, their respective preliminary valuation analyses of Engility and TASC both on a standalone and pro forma basis. Representatives of Barclays also discussed the key terms of the expected financing for the transaction, including the assumption of TASC’s indebtedness, the additional financing required to pay the Engility special cash dividend, the pro forma leverage ratios of the combined company and the ability of New Engility to service the debt of the combined company. Following this discussion, Barclays and Lazard advised the Engility board that, if requested, they expected to be able to render their respective fairness opinions at the meeting at which the Engility board would be approving the transactions, subject to review of the terms of the definitive transaction agreements. The Engility board considered and discussed, among other things, all of the negotiations to date, the proposed structure and terms of the business combination and Engility’s standalone prospects. Following review and discussion among the members of the Engility board, the Engility board authorized its advisors to seek to finalize the merger agreement and the agreements related thereto on the terms discussed at the meeting. Following this discussion, the Engility board then met in executive session with representatives of Weil and Lazard. Representatives of Weil discussed with the Engility board Barclays’ potential roles in the transaction, as both financial advisor and lender, the fact that the Engility board had engaged Lazard as a financial advisor, and that both firms would be asked to render a fairness opinion should the transactions proceed. The Engility board determined that Barclays’ potential participation in the financing component of the transaction and role as financial advisor to Engility with respect to the proposed transaction were beneficial to Engility. Representatives of Lazard discussed its observations on the contemplated transaction with the Engility board.

In the evening of October 23, 2014, members of Engility and TASC management discussed with their respective outside advisors the findings of Deloitte Tax LLP’s tax analysis and agreed that the equity ownership of TASC stockholders in the combined company would be no lower than 51%, subject to board approval.

On October 24, 2014, the TASC board met telephonically with representatives of TASC’s management and Simpson. At this meeting, representatives of TASC’s management provided the TASC board with an update regarding the terms of the proposed transaction and the status of the various transaction documents. Following further discussion among the members of the TASC board and the other participants at the meeting, the TASC board approved and declared advisable the merger agreement, the TASC merger and the other transactions contemplated by the merger agreement.

Following a series of discussions among representatives of Barclays, KKR and General Atlantic occurring over the course of October 23 and October 24, 2014, in the evening of October 24, 2014, representatives of Engility and Barclays, on the one hand, and representatives of TASC, KKR and General Atlantic, agreed, subject to the approval of the respective boards of directors of Engility and TASC, that the equity value of TASC corresponded to 71.6% of the equity value of Engility, in each case calculated based on the fully diluted outstanding capital stock of both companies, and that, using the 20-day trailing volume weighted average price of Engility common stock calculated as of October 24, 2014, the implied equity values of Engility and TASC were approximately $625 million and approximately $447 million, respectively. Following discussion, the parties also agreed that, after giving effect to the cash payments expected to be made to cancel any outstanding TASC stock options, the implied equity value of TASC was approximately $435 million and that, if TASC stockholders were to own approximately 51% of the common stock of the combined company (the total equity value of which, if TASC’s implied equity value represented 51% of it, was calculated to be approximately $853 million), the implied equity value of Engility at the time of closing had to be approximately $418 million, which would represent approximately 49% of the implied equity value of the combined company. As a result, it was agreed that Engility would, before the closing of the proposed transaction, pay its stockholders a special cash dividend of approximately $207 million, the effect of which would be to adjust Engility’s agreed-upon implied equity value of approximately $625 million down to approximately $418 million at the time of closing.

On October 25, 2014, the Engility board held a telephonic meeting with members of management and representatives of Barclays, Lazard and Weil. At the meeting, Mr. Smeraglinolo updated the Engility board on the current status of negotiations between Engility and TASC, including the progress of the financing for the contemplated transactions. Following this update, Mr. Smeraglinolo advised the Engility board that a meeting would be scheduled to approve the mergers once the requisite financing commitments for the contemplated transactions had been finalized.

From October 25 until October 28, 2014, Engility, TASC and their respective advisors discussed and agreed that, to preserve the value of TASC’s tax attributes, TASC stockholders would have to own at least 51% of the common stock of the combined company, which amount was then calculated to be 18,937,564 shares of common stock of New Engility, based on the estimated total number of shares of common stock of the combined company, determined on a fully diluted basis, outstanding immediately following the Engility merger and before the Engility/TASC merger. In light of an anticipated decrease in the total number of shares of Engility common stock, calculated on a fully diluted basis, due to, among other things, the settlement of outstanding Engility equity awards during the period from the announcement of the proposed transactions until the closing (as a result of which, given that the consideration to be received by the TASC stockholders was a fixed number of shares of the combined company, the ownership percentage of the TASC stockholders would increase), following discussion the parties also agreed that the TASC stockholders’ ownership of the combined company would be capped at 51.5% of the stock of combined company.

On October 28, 2014, the Engility board held a telephonic meeting with members of management and representatives of Barclays, Lazard and Weil. Mr. Smeraglinolo notified the Engility board that the financing commitments in connection with the transaction had been finalized. Representatives of Weil updated the Engility board on the final forms of the merger agreement and related documentation. Barclays then reviewed with the Engility board its financial analysis of the transactions contemplated by the merger agreement and rendered its oral opinion (which was subsequently confirmed in writing and such written opinion is attached as Annex C to this joint proxy/consent solicitation statement/prospectus) to the Engility board to the effect that, as of the date of the opinion (taking into account the Engility exchange ratio and the Engility special cash dividend) and based upon and subject to the qualifications, limitations and assumptions stated in Barclay’s written opinion, from a financial point of view, the Engility/TASC exchange ratio to be paid by New Engility in the Engility/TASC merger, was fair to Engility and, accordingly, to the stockholders of Engility (see the section entitled “The Mergers—Opinions of Engility’s Financial Advisors—Opinion of Barclays Capital Inc.” beginning on page 75). Lazard then delivered its oral opinion to the Engility board, which was subsequently confirmed by delivery of a written opinion, dated October 28, 2014 (which opinion is attached as Annex D to this joint proxy/consent solicitation statement/prospectus), to the effect that, as of such date, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Engility merger consideration, together with the Engility special cash dividend, to be received by holders of Engility common stock in the transactions contemplated by the merger agreement, after giving effect to the Engility/TASC merger, was fair, from a financial point of view, to such holders (see the section entitled “The Mergers—Opinions of Engility’s Financial Advisors—Opinion of Lazard Frères & Co. LLC” beginning on page 90). Representatives of Weil then reviewed with the Engility board the resolutions in connection with the merger agreement and the transactions contemplated thereby. After discussion, the Engility board approved the execution, delivery and performance of the merger agreement and the transactions contemplated thereby (including the mergers), approved the Engility merger, determined that the terms of the merger agreement and the transactions contemplated thereby (including the mergers) were advisable, fair to, and in the best interests of, Engility and its stockholders, declared the merger agreement and the transactions contemplated thereby (including the mergers) advisable and recommended that stockholders approve the Engility merger and the merger agreement.

In the afternoon of the same date, Engility and TASC executed the merger agreement and Engility issued a press release announcing third quarter 2014 financial results. Concurrently with the third quarter 2014 earnings release, Engility and TASC issued a joint press release announcing the merger agreement and the transactions contemplated thereby.

Recommendation of the Engility Board

At a meeting held on October 28, 2014, the Engility board approved the merger agreement and the consummation of the transactions contemplated thereby upon the terms and subject to the conditions set forth in the merger agreement, determined that the terms of the Engility merger, the Engility/TASC merger and the other transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of, Engility and its stockholders, directed that the Engility merger and the merger agreement be submitted to Engility stockholders for approval and recommended that Engility stockholders approve the Engility merger and the merger agreement. In making its recommendation to approve the merger consideration and the mergers, the Engility board considered, among other things, whether the transaction structure would preserve the value of

TASC’s tax attributes. This structure required the TASC stockholders to hold a majority of the equity interests of the combined company in order to reduce the likelihood of an “ownership change” of TASC within the meaning of Section 382 of the Code. This in turn required the merger consideration to consist solely of stock of the combined company and, given the relative valuation of Engility and TASC, Engility to pay its stockholders a special cash dividend before the closing of the proposed transaction to adjust the value of Engility common stock relative to the value of TASC common stock to achieve the required ownership split. The after-tax cash after taking into account TASC’s tax attributes would allow the combined company to service its increased level of debt. ACCORDINGLY, THE ENGILITY BOARD RECOMMENDS THAT ENGILITY STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE ENGILITY MERGER AND THE MERGER AGREEMENT, “FOR” THE PROPOSAL TO APPROVE THE ADJOURNMENT OF THE ENGILITY SPECIAL MEETING (IF IT IS NECESSARY OR ADVISABLE TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE ENGILITY MERGER AND THE MERGER AGREEMENT), AND “FOR” THE PROPOSAL TO APPROVE, BY NON-BINDING, ADVISORY VOTE, CERTAIN COMPENSATION ARRANGEMENTS FOR ENGILITY’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGERS.

Engility’s Reasons for the Transactions

In evaluating the merger agreement and the mergers, the Engility board consulted with and received the advice of Engility’s management and its legal and financial advisors. In reaching its decision, the Engility board considered a number of factors, including, but not limited to, the following factors which the Engility board viewed as generally supporting its decision to approve and enter into the merger agreement and recommend that Engility stockholders vote “FOR” the proposal to approve the Engility merger and the merger agreement, “FOR” the proposal to approve the adjournment of the Engility special meeting (if it is necessary or advisable to solicit additional proxies if there are not sufficient votes to approve the Engility merger and the merger agreement) and “FOR” the proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Engility’s named executive officers in connection with the mergers.

Knowledge of the Industry and the Companies

The Engility board has knowledge of the industry and of the parties to the merger agreement on which it based its decision, including:

•	Business, Financial Condition, Strategy and Prospects. Knowledge of the business, operations, financial condition, earnings and prospects, properties and assets, industry trends and economic and market conditions of both TASC and Engility (both on a historical and a prospective basis), and the current and prospective business climate in the industry in which Engility and TASC operate, including the alternatives reasonably available to Engility if it did not pursue the mergers;

•	Due Diligence Review of TASC. The prospective financial results of TASC as a standalone company (as well as the risks involved in achieving those results), the fit of the business combination with Engility’s previously established strategic goals and the results of the due diligence review of TASC and its business conducted by Engility and its advisors; and

•	Track Record of Development and Integration Strategies. Engility’s track record of developing and executing integration strategies that drive cost synergies.

Strategic Considerations

The Engility board believes the mergers will provide a number of significant strategic opportunities, including the following:

•	Diversified and Balanced Portfolio. An expected $2.5 billion diversified and balanced portfolio across the government services industry for the combined company with a broader services offering, a leading position in the intelligence community and high-end technical consulting markets and a reduction of Engility’s overall concentration in the defense market from approximately 64% to approximately 48% (approximately 28% of Engility’s business will be with the U.S. intelligence community customers and 24% of its business will be with Federal civilian agency customers);

•	Expansion of Customer Base, Capabilities and Addressable Market. A substantial expansion of Engility’s addressable market opportunity in government services, with more than 850 contracts and task orders brought to the combined company by TASC that have minimal overlap with Engility’s current contract vehicles and customers, which will expand and diversify Engility’s customer footprint across the government services industry, enhance Engility’s existing broad services offerings by adding capabilities in intelligence analysis, space systems architecture analysis, cyber forensics and cybersecurity, intelligence, surveillance and reconnaissance operations, geospatial intelligence, data analytics, enterprise transformation, test and evaluation, secure cloud computing and mobile applications and create a meaningful presence and longstanding relationships for the combined company with an attractive and expanded customer set;

•	Enhanced Value for Customers. Ability to provide greater value to its customers by providing a broader range of services to meet their needs due to the size and scale of the combined company, with a collective workforce of approximately 11,000 highly-skilled employees and ability of the combined company’s customers to realize future savings on work under cost plus contracts given the savings that the combined company expects to realize as it distributes infrastructure costs over a larger revenue base; and

•	Significant Cost Savings Opportunities. Estimated cost synergies of approximately $35 million by year-end 2016 generated by the combination of Engility and TASC, with a portion of these synergies achieved during 2015, and approximately $50 million in run rate cost synergies estimated by 2018, to be achieved by implementing best practices throughout the combined company’s operations and eliminating duplicative costs.

Financial Considerations

The Engility board believes the mergers will result in significant financial benefits, including the following:

•	Increased Profitability. Engility’s expected financial profile and balance sheet following the completion of the business combination, the combined company’s expected improvement of its operating margins relative to standalone forecasts and the business combination’s expectation to be accretive to 2016 earnings per share, after adjusting for, among other things, amortization of acquired intangibles and cash taxes;

•	Enhanced Free Cash Flow. The combined company’s ability to benefit from TASC’s approximately $1.4 billion of tax attributes, including NOLs, with a net present value of approximately $370 million, which will reduce the combined company’s net cash tax expense through 2024, positioning it to generate substantial free cash flow and rapidly de-lever; and

•	Transaction Synergies. The combined company’s opportunities for (1) revenue expansion due to customers serviced and the combined capabilities provided by Engility and TASC, which are highly complementary of one another, and (2) leveraging Engility’s favorable cost structure and tactically aggressive capture approach to increase customer wins.

Favorable Agreement with TASC

The Engility board believes the terms of the merger agreement, along with its supplemental agreements, reached by the parties is a fair and favorable agreement for Engility, for reasons that include the following:

•	Negotiations with TASC. The extensive arm’s-length negotiations and discussions with TASC, and the Engility board’s belief based on those negotiations and discussions that the terms set forth in the final definitive transaction agreements were the most favorable terms to Engility and its stockholders to which TASC was willing to agree;

•	Timing of Completion. The Engility board considered the anticipated timing of the consummation of the transactions contemplated by the merger agreement and that the potential for closing in a relatively short timeframe could also reduce the amount of time in which Engility’s business would be subject to the potential uncertainty of closing and related disruption;

•	Fairness Opinions. The Engility board considered the opinion of Barclays rendered on October 28, 2014 to the Engility board to the effect that, as of the date of the opinion (taking into account the Engility exchange ratio and the Engility special cash dividend) and based upon and subject to the qualifications, limitations and assumptions stated in Barclays’ written opinion, from a financial point of view, the Engility/TASC exchange ratio to be paid by New Engility in the Engility/TASC merger, was fair to Engility and, accordingly, to the stockholders of Engility, as more fully described below under the caption “The Mergers—Opinions of Engility’s Financial Advisors—Opinion of Barclays Capital Inc.” beginning on page 75, and the opinion of Lazard, dated October 28, 2014, to the Engility board to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Engility merger consideration, together with the Engility special cash dividend, to be received by holders of Engility common stock in the transactions contemplated by the merger agreement, after giving effect to the Engility/TASC merger, was fair, from a financial point of view, to such holders, as more fully described below under the section entitled “The Mergers—Opinions of Engility’s Financial Advisors—Opinion of Lazard Frères & Co. LLC” beginning on page 90;

•	Governance Provisions. The governance arrangements agreed to by Engility and TASC provide for (1) the ability for Engility stockholders to elect a majority of the board of the combined company, (2) other stockholder voting arrangements that allow Engility stockholders to have voting control of the combined company and (3) certain standstill obligations to which Birch Partners will be subject;

•	Ability to Respond to Unsolicited Proposal. The ability of the Engility board, under certain circumstances specified in the merger agreement, to consider and respond to an unsolicited alternative transaction proposal from a third party made prior to the time Engility stockholders approve the Engility merger and the merger agreement and Engility’s right, subject to Engility paying TASC a termination fee of $15.6 million and complying with certain obligations set forth in the merger agreement, to terminate the merger agreement to enter into a binding agreement providing for a superior proposal;

•	Ability to Withdraw or Change Recommendation. The ability of the Engility board, under certain conditions specified in the merger agreement, to withdraw or modify, in a manner adverse to TASC, its recommendation that Engility stockholders vote in favor of the approval of the merger agreement and the Engility merger, subject to specified fees and good faith negotiations with TASC, if the Engility board concludes in good faith, after consultation with its financial advisor and outside legal counsel, that a failure to take such actions in respect of a superior proposal or an intervening event that is unknown to or not reasonably foreseeable by the Engility board would be inconsistent with the performance of its fiduciary duties;

•	Preservation of Tax Attributes. The implementation of transfer restrictions on TASC stockholders to help protect the long-term value of the tax attributes of the combined company, specifically that certain TASC stockholders (other than management) would be prohibited from transferring stock of the combined company for a period of three years from the closing of the transactions contemplated by the merger agreement or effecting any transaction that would result in an owner shift of the combined company for purposes of Section 382(g) of the Code and would be subject to limited transfer rights during the fourth through sixth years following the closing of the transactions contemplated by the merger agreement, as described in the section entitled “Stockholders Agreement” beginning on page 150;

•	Mergers Qualify as “Reorganizations.” The parties’ expectation and intention that, for U.S. federal income tax purposes, each of the TASC merger (together with the TASC conversion), the Engility merger and the Engility/TASC merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	Fixed Percentage of Ownership. The fact that the merger agreement provides for a fixed percentage of ownership and that no adjustment will be made in the merger consideration to be received by TASC stockholders in the Engility/TASC merger as a result of possible increases or decreases in the trading price of Engility’s common stock following the announcement of the mergers;

•	Charter Transfer Restrictions. The amendments to the certificate of incorporation of New Engility to protect the long-term value of the tax assets of the combined company by voiding acquisitions or dispositions of New Engility securities by holders of (or persons who would become holders of) 4.9% or more of such securities, subject to certain waivers in favor of certain direct and indirect TASC stockholders after the third anniversary of the closing date, as described in the section entitled “Description of New Engility Capital Stock—Transfer and Ownership Restrictions” beginning on page 210; and

•	Other Terms of the Definitive Transaction Agreements. The parties’ respective representations, warranties and other covenants under the definitive transaction agreements, and the belief that the terms of such agreements, taken as a whole, are reasonable under the circumstances.

Likelihood of Consummation of the Business Combination

The contemplated business combination is one that is likely to be consummated due to the strong commitments by both Engility and TASC to complete the mergers, as well as other indicators including:

•	Voting Agreements. Simultaneously with the execution of the merger agreement, Birch Partners, which holds approximately 99% of the voting securities of TASC, entered into an irrevocable voting agreement with Engility, pursuant to which Birch Partners agreed to vote “FOR” the adoption of the merger agreement; and

•	Regulatory Approvals. The likelihood that the transaction will be approved by regulatory authorities, along with the covenants from Engility and TASC to cooperate in obtaining regulatory approvals and to use their reasonable best efforts to obtain regulatory approvals.

In the course of its deliberations regarding the mergers, the Engility board also considered the following factors and risks, which the board determined did not outweigh the expected benefits to Engility and its stockholders:

•	the potential impact of the restrictions under the merger agreement on Engility’s and TASC’s ability to take certain actions during the period between execution of the merger agreement and the consummation of the mergers, generally requiring the companies to conduct business only in the ordinary course (which could delay or prevent the companies from undertaking business opportunities that may arise pending completion of the mergers);

•	the difficulty New Engility will have participating in a potential consolidation in its industry for the next several years after consummation of the transactions contemplated by the merger agreement, due to the potential that such transactions could result in an “ownership change” under Section 382 of the Code and restrict or cause a loss of New Engility’s ability to use its pre-change NOLs and other pre-change tax attributes;

•	certain provisions of the merger agreement may have the effect of discouraging proposals for alternative acquisition transactions, including: (i) the restriction on Engility’s ability to solicit proposals for alternative transactions; (ii) the requirement that Engility terminate all discussions regarding potential alternative transactions; (iii) the opportunity for TASC to match any superior proposal; and (iv) the requirement that Engility pay a termination fee of $15.6 million following the termination of the merger agreement in certain instances, including if Engility terminates the merger agreement to enter into a binding agreement providing for a superior proposal;

•	the public announcement of the merger agreement may have an adverse effect on Engility, including effects on Engility’s customers, operating results and share price, and Engility’s ability to attract and retain key management and personnel;

•	the consummation of the mergers is subject to conditions including the Engility stockholder approval and the TASC stockholder approval, financing, receipt of a solvency opinion, antitrust approval and receipt of certain tax opinions;

•	the transactions contemplated by the merger agreement, including the mergers, might not be consummated, and the fact that if they are not consummated, Engility’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the business combination, Engility will have incurred significant transaction costs and Engility’s relationships with its customers, suppliers, employees and other third parties may be adversely affected;

•	the amount of time it could take to complete the mergers, including the risk that Engility and TASC might not receive the necessary regulatory approvals or clearances to complete the mergers or that governmental authorities could attempt to condition their approvals or clearances of the mergers on one or more of the parties’ compliance with certain burdensome terms or conditions that may cause one of the conditions to closing not to be satisfied, and the risk that the pendency of the mergers for an extended period of time following the announcement of the execution of the merger agreement could have an adverse impact on Engility or the combined company;

•	the challenges inherent in the combination of two businesses of the size and scope of Engility and TASC and the size of the companies relative to each other, including the risk that integration costs may be greater than anticipated and the possible diversion of management’s attention for an extended period of time;

•	the fact that, to help preserve the long-term value of the benefits associated with TASC’s tax attributes for the combined company, the transferability of New Engility’s common stock will be limited as a result of the transfer and ownership restrictions in the New Engility charter;

•	the potential that the fixed percentage of ownership under the merger agreement could result in Engility delivering greater value to the TASC stockholders than had been anticipated by Engility should the value of the shares of Engility common stock increase from the date of the execution of the merger agreement;

•	the risk that regulatory agencies may object to and challenge the mergers or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of the combined company; see the section entitled “The Mergers—Governmental and Regulatory Approvals” beginning on page 117;

•	the risk that, despite the efforts of Engility and TASC prior to the consummation of the mergers, the combined company may lose key personnel;

•	the risk of not capturing all the anticipated cost savings and synergies between Engility and TASC and the risk that other anticipated benefits might not be realized;

•	the possibility that the combined company might not achieve its projected financial results;

•	the risk that changes in the regulatory landscape, new technological developments or government funding/budget decreases may adversely affect the business benefits anticipated to result from the mergers;

•	the fact that the merger agreement provides that the parties will not be obligated to consummate the transactions contemplated by the merger agreement if TASC fails to receive the written opinion from Deloitte Tax LLP to the effect that (i) the mergers, taken together with the other transactions contemplated by the merger agreement and occurring on the closing date, and taking into account the issuance of the maximum number of shares of Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date, will not result in an ownership change of TASC within the meaning of Section 382(g) of the Code and (ii) TASC will not have had a cumulative owner shift under Section 382 of the Code of more than 49.1 percentage points during the “testing period” (as defined in Section 382(i) of the Code) ending on the closing date after giving effect to the mergers and the other transactions contemplated by the merger agreement, and taking into account the issuance of the maximum number of shares of Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date;

•	the risks of the type and nature described under “Risk Factors” beginning on page 33 and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43; and

•	other risks commonly associated with transactions such as the mergers, including the risk of stockholder litigation.

The foregoing discussion of the factors considered by the Engility board is not intended to be exhaustive, but rather includes the principal factors considered by the Engility board. In view of the wide variety of factors considered in connection with its evaluation of the mergers and the complexity of these matters, the Engility board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the mergers and the merger agreement and to make its recommendations to Engility stockholders. In addition, individual members of the Engility board may have given differing weights to different factors. The Engility board conducted an overall review of the factors described above, including thorough discussions with Engility’s management and outside legal and financial advisors.

In considering the recommendation of the Engility board to approve the merger proposal, Engility stockholders should be aware that Engility’s directors may have interests in the mergers that are different from, or in addition to, those of Engility stockholders generally. For additional information, see the section entitled “The Mergers—Interests of Directors and Executive Officers in the Transactions—Interests of Directors and Executive Officers of Engility in the Transactions” beginning on page 106.

The explanation of the reasoning of the Engility board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43.

Certain Financial Projections Reviewed by Engility’s Board and Engility’s Financial Advisors

Nature of Financial Projections Reviewed by the Engility Board and Engility’s Financial Advisors

Although Engility has publicly issued limited short-term guidance concerning certain aspects of its expected financial performance, Engility does not publicly disclose detailed forecasts or projections of its expected financial performance for extended periods due to, among other things, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. However, in connection with its evaluation of the mergers, Engility’s management prepared and provided to Barclays and Lazard certain non-public internal financial projections regarding Engility’s anticipated future operations, as well as estimated cost synergies arising in connection with the mergers. In addition, as further described below, Engility’s management prepared and provided to the Engility board, Barclays and Lazard certain standalone TASC financial projections. In each case, Barclays and Lazard used such financial projections and estimated cost synergies in preparing their respective financial analyses that were presented to the Engility board. A summary of these financial projections and estimated cost synergies is included below.

The financial projections and estimated cost synergies summarized below were not prepared for purposes of public disclosure, nor were they prepared on a basis designed to comply with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections. The prospective financial information included in this joint proxy/consent solicitation statement/prospectus has been prepared by, and is the responsibility of, Engility’s management. Neither PricewaterhouseCoopers LLP, Deloitte & Touche LLP nor Grant Thornton LLP has examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP, Deloitte & Touche LLP and Grant Thornton LLP do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP, Deloitte & Touche LLP and Grant Thornton LLP reports included or incorporated by reference in this joint proxy/consent solicitation statement/prospectus relate to the historical financial information of Engility, TASC and DRC, respectively. They do not extend to the prospective financial information and should not be read to do so.

In the view of Engility’s management, the financial projections were prepared on a reasonable basis and reflected the best estimates and judgments of Engility’s management available at the time such financial projections were prepared. Although presented with numerical specificity, the projections and estimated cost synergies were prepared in the context of numerous variables, estimates and assumptions that are inherently uncertain and may be beyond the control of Engility and TASC, and which may prove not to have been, or to no longer be, accurate. The inclusion of this information should not be regarded as an indication that the Engility board, its advisors or any other person considered, or now considers, it to be material or to be a reliable prediction of actual future results. The projections and the estimated cost synergies are subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from these projections and cost synergies include, but are not limited to, risks and uncertainties relating to Engility’s and TASC’s businesses (including their ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, various risks set forth in this joint proxy/consent solicitation statement/prospectus or in Engility’s reports filed with the SEC and other factors described or referenced in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43. The projections and cost synergies also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for Engility’s and TASC’s businesses, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections and estimated cost synergies were prepared. In addition, other than with respect to the estimated cost synergies discussed below, the projections do not take into account any of the transactions contemplated by the merger agreement, including the mergers and associated expenses, or Engility’s and TASC’s compliance with their respective covenants under the merger agreement. Further, the projections and estimated cost synergies do not take into account any circumstances, transactions or events occurring after the date they were prepared. The projections included herein cover multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that these projections and cost synergies will be realized or that future financial results of Engility or TASC will not materially vary from these projections and estimated cost synergies. Readers of this joint proxy/consent solicitation statement/prospectus are cautioned not to unduly rely on the projections and estimated cost synergies.

Engility has not updated and, except as otherwise required by law, does not intend to update or otherwise revise the projections, even in the event that any or all of the assumptions and estimates underlying the projections or cost synergies are shown to be in error, to reflect circumstances existing after the date when made or the occurrence of future events. Further, the projections and estimated cost synergies do not take into account the effect of any failure of the mergers to occur and should not be viewed as accurate or continuing in that context.

A summary of these financial projections and cost synergies is included solely to give stockholders access to the information that was made available to the Engility board, Barclays and Lazard, as described below, and is not included in this joint proxy/consent solicitation statement/prospectus in order to influence your decision whether to vote for or against the proposal to approve the Engility merger and the merger agreement, the proposal to adjourn the Engility special meeting (if it is necessary or advisable) or the proposal to approve certain compensation arrangements for Engility’s named executive officers in connection with the mergers. The financial projections and summary information should be evaluated, if at all, in conjunction with the historical financial statements and other information, with respect to Engility, as contained in Engility’s public filings with the SEC, or as included or incorporated by reference in this document, and with respect to TASC, as included in this joint proxy/consent solicitation statement/prospectus.

Engility’s calculations of adjusted EBITDA may not be comparable to similarly titled amounts used by other companies.

Summary of Certain Financial Projections Reviewed by the Engility Board and Engility’s Financial Advisors

As part of its evaluation of the mergers, Engility’s management prepared the unaudited financial projections regarding Engility’s future operations for Engility’s fiscal years ended 2014 through 2019 that are summarized below (which we refer to as the Engility Projections). As part of its evaluation of the mergers, Engility’s management prepared standalone TASC financial projections, based in part on certain prospective financial information provided by TASC management regarding TASC’s future operations for the fiscal years ended 2014 through 2019 (which we refer to as the Engility-Prepared TASC Projections). In addition, Engility’s management prepared estimates of cost synergies that New Engility could realize following consummation of the mergers that are summarized below (which we refer to as the Cost Synergies Projections). Engility’s management also provided pro forma financial projections of the combined companies to the Engility board, Barclays and Lazard, based in part on the Engility Projections and the Engility-Prepared TASC Projections, regarding Engility’s and TASC’s combined future operations for the fiscal years ended 2014 through 2019 that are summarized below (which we refer to as the Pro Forma Combined Projections). Barclays and Lazard used the Engility Projections, the Engility-Prepared TASC Projections, the Cost Synergies Projections and the Pro Forma Combined Projections (which we collectively refer to as the Forecasts), in preparing their respective financial analyses that were presented to the Engility board and described in the section entitled “The Mergers—Opinions of Engility’s Financial Advisors” beginning on page 75).

The following tables present a summary of the Engility Projections and the Engility-Prepared TASC Projections:

Summary of the Engility Projections

	Projected Fiscal Year Ended December 31,
	2014	2015	2016	2017	2018	2019
	(in millions of U.S. dollars)
Revenue	$1,400	$1,400	$1,421	$1,457	$1,530	$1,607
Adjusted EBITDA (1)(2)(3)	$121	$121	$123	$126	$133	$140

(1)	Engility’s non-GAAP adjusted projections exclude the impact of the following, where applicable: acquisition and integration-related expenses excluding amortization, restructuring costs and legal and settlement costs, but includes stock based compensation expense. These non-GAAP financial measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies.
(2)	“Adjusted EBITDA” is defined as estimated earnings before interest, taxes and depreciation and amortization expense excluding the pre-tax non-GAAP adjustments described in Note 1 above.
(3)	Engility also provided Barclays and Lazard with an estimated net indebtedness for Engility as of December 31, 2014 of $279 million (or $291 million including a non-controlling interest of $12 million).

Summary of the Engility-Prepared TASC Projections

	Projected Fiscal Year Ended December 31,
	2014	2015	2016	2017	2018	2019
	(in millions of U.S. dollars)
Revenue	$1,100	$1,110	$1,145	$1,185	$1,245	$1,307
Adjusted EBITDA (1)(2)(3)	$88	$89	$92	$95	$100	$105

(1)	EBITDA projections for TASC exclude the impact of the following, where applicable: acquisition and integration-related expenses excluding amortization, restructuring costs, legal and settlement costs and the effect of the Financial Accounting Standards/Cost Accounting Standards pension adjustment, but includes stock based compensation expense. These non-GAAP measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies.
(2)	“Adjusted EBITDA” is defined as estimated earnings before interest, taxes and depreciation and amortization expense excluding the pre-tax non-GAAP adjustments described in Note 1 above.
(3)	Engility also provided Barclays and Lazard with an estimated net indebtedness for TASC as of December 31, 2014 of $613 million.

Engility’s management also provided the Cost Synergies Projections to the Engility board and to Barclays and Lazard for use in their financial analyses that were presented to the Engility board. These estimates are summarized in the following table. Based on these cost synergies, Engility’s management estimated that New Engility would realize approximately $50 million in annual cost synergies by 2018 and thereafter.

Summary of the Cost Synergies Projections

	Projected Fiscal Year Ended December 31,
	2015	2016	2017	2018	2019
	(in millions of U.S. dollars)
Cost Synergies (1)	$13	$36	$45	$50	$50
Cost to Achieve Cost Synergies (2)	$3	$1	$—	$—	$—

(1)	Reflects portion of cost savings retained by New Engility.
(2)	Reflects portion of the total cost to achieve cost savings retained by New Engility.

See “Risk Factors—Failure to successfully combine the businesses of Engility and TASC in the expected time frame may adversely affect New Engility’s future results” beginning on page 33 for further information regarding the uncertainties associated with realizing cost synergies in connection with the mergers.

In addition, the Pro Forma Combined Projections of the combined entities summarized below were used by Barclays and Lazard in their financial analyses that were presented to the Engility board.

Summary of the Pro Forma Combined Projections

	Projected Fiscal Year Ended December 31,
	2015	2016	2017	2018	2019
	(in millions of U.S. dollars)
Revenue	$2,510	$2,566	$2,642	$2,775	$2,914
Adjusted EBITDA (1)(2)(3)(4)	$226	$252	$267	$283	$296

(1)	Adjusted EBITDA projections exclude the impact of the following, where applicable: acquisition and integration-related expenses excluding amortization, restructuring costs and legal and settlement costs, but includes stock based compensation expense. These non-GAAP measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies.
(2)	“Adjusted EBITDA” is defined as estimated earnings before interest, taxes and depreciation and amortization expense excluding the pre-tax non-GAAP adjustments described in Note 1 above.
(3)	Includes cost synergies retained by New Engility.
(4)	Engility also provided Barclays and Lazard with an estimated net indebtedness for the pro forma combined company as of December 31, 2014 of $1.173 billion (or $1.185 billion including a non-controlling interest of $12 million).

Additionally, Engility’s management provided Barclays and Lazard with an estimated balance for NOL carryforwards and other tax attributes of TASC and the pro forma combined company as of December 31, 2014 of approximately $394 million and a marginal tax rate of 39%. Engility’s management also provided the following estimated amortization of TASC intangibles for tax purposes:

Summary of the Estimated Amortization of TASC Intangibles for Tax Purposes

	Projected Fiscal Year Ended December 31,
	2015-2023	2024	2025	2026
	(in millions of U.S. dollars)
TASC Intangibles	$105	$102	$2	$1

Additionally, Barclays and Lazard used the projections of the unlevered free cash flow for each of Engility and TASC summarized below and based in part on the Engility Projections and Engility-Prepared TASC Projections in their financial analyses that were presented to the Engility board:

Summary of the Projected Unlevered Free Cash Flow(1)

	Projected Fiscal Year Ended December 31,
	2015	2016	2017	2018	2019
	(in millions of U.S. dollars)
Engility (2)	$81	$78	$77	$82	$86
TASC	$34	$52	$53	$55	$60
Pro Forma Combined (2)(3)	$123	$153	$158	$168	$177

(1)	“Unlevered Free Cash Flow” is defined as: Adjusted EBITDA (as defined above as applicable) minus taxes, capital expenditures, changes in working capital and other operating assets and liabilities.
(2)	Excludes minority expense of approximately $5 million annually related to joint venture with AECOM Government Services.
(3)	Includes cost synergies and costs to achieve cost synergies, as well as adjustments related to stock based compensation.

Opinions of Engility’s Financial Advisors

Opinion of Barclays Capital Inc.

Engility has retained Barclays to act as its financial advisor in connection with the transactions contemplated by the merger agreement. On October 28, 2014, at a meeting of the Engility board held to evaluate the transactions contemplated by the merger agreement, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Engility board to the effect that, as of the date of the opinion (taking into account the Engility exchange ratio and the Engility special cash dividend) and based upon and subject to the qualifications, limitations and assumptions stated in Barclays’ written opinion, from a financial point of view, the Engility/TASC exchange ratio to be paid by New Engility in the Engility/TASC merger, was fair to Engility and, accordingly, to the stockholders of Engility.

The full text of Barclays’ written opinion, dated as of October 28, 2014, is attached as Annex C to this joint proxy/consent solicitation statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. Engility encourages you to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, was addressed to the Engility board, addressed only the fairness, from a financial point of view, of the Engility/TASC exchange ratio (taking into account the Engility exchange ratio and the Engility special cash dividend) to be paid by New Engility in the Engility/TASC merger, and does not constitute a recommendation to any stockholder of Engility as to how such stockholder should vote with respect to the Engility merger, the merger agreement or any other matter in connection with the transactions contemplated by the merger agreement. The terms of the transactions contemplated by the merger agreement were determined through arm’s-length negotiations between Engility and TASC and were approved by the Engility board. Barclays was not requested to opine as to, and Barclays’ opinion does not in any manner address, the underlying business decision of Engility to proceed with or effect the transactions contemplated by the merger agreement or the likelihood of the consummation of the transactions contemplated by the merger agreement. In addition, Barclays expressed no opinion on, and Barclays’ opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the transactions contemplated by the merger agreement, or any class of such persons, relative to the consideration paid in the transactions contemplated by the merger agreement or otherwise.

In arriving at its opinion, Barclays reviewed and analyzed, among other things:

•	a draft of the merger agreement, dated as of October 28, 2014, and the specific terms of the transactions contemplated by the merger agreement, including a draft of the stockholders agreement and the proposed terms of the financing to be obtained in connection with the transactions contemplated by the merger agreement;

•	publicly available information concerning Engility that Barclays believed to be relevant to its analysis, including Engility’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014 and June 30, 2014;

•	financial and operating information with respect to the business, operations and prospects of Engility furnished to Barclays by Engility, including the Engility Projections prepared by management of Engility;

•	financial and operating information with respect to the business, operations and prospects of TASC furnished to Barclays by TASC, including the Engility-Prepared TASC Projections provided by management of Engility, which projections included information regarding the tax attributes including NOL carryforwards of TASC;

•	financial and operating information with respect to the business, operations and prospects of New Engility after giving effect to the transactions contemplated by the merger agreement furnished to Barclays by Engility, including the Pro Forma Combined Projections prepared by management of Engility, which projections included the cost synergies expected by management of Engility to result from a combination of the businesses of Engility and TASC (which we refer to as the cost synergies), and information regarding the tax attributes of New Engility;

•	a trading history of the Engility common stock since July 18, 2012 and a comparison of that trading history with those of other companies that Barclays deemed relevant;

•	a comparison of the historical financial results and present financial condition of Engility and TASC with each other and with those of other companies that Barclays deemed relevant;

•	a comparison of the financial terms of the Engility/TASC merger with the financial terms of certain other recent transactions that Barclays deemed relevant; and

•	the pro forma impact of the transactions contemplated by the merger agreement on the future financial performance of New Engility.

In addition, Barclays had discussions with the managements of Engility and TASC, respectively, concerning the business, operations, assets, liabilities, financial condition and prospects of Engility, TASC and the combined company, and Barclays undertook such other studies, analyses and investigations as it deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information) and Barclays further relied upon the assurances of the managements of Engility and TASC, respectively, that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Engility, TASC and New Engility, upon the advice of Engility, Barclays assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Engility as to the future financial performance of Engility, TASC and New Engility, respectively, and that Engility, TASC and New Engility would perform substantially in accordance with such projections. Furthermore, upon the advice of Engility, Barclays assumed that the amounts and timing of the cost synergies were reasonable and that the cost synergies would be realized in accordance with such estimates and that the tax attributes of New Engility would be available and utilized in accordance with the financial projections of New Engility. Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they are based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Engility or TASC and Barclays did not make or obtain any evaluations or appraisals of the assets or liabilities of Engility or TASC. Barclays’ opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of its opinion. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may occur after the date of its opinion. Barclays expressed no opinion as to the prices at which Engility common stock would trade following the announcement, or the New Engility common stock would trade following the consummation, of the transactions contemplated by the merger agreement. Barclays’ opinion should not be viewed as providing any assurance that the market value of the New Engility common stock to be held by the stockholders of New Engility after the consummation of the transactions contemplated by the merger agreement will be in excess of the market value of the Engility common stock owned by such stockholders at any time prior to the announcement or consummation of the transactions contemplated by the merger agreement.

Barclays assumed that the executed merger agreement would conform in all material respects to the last draft reviewed by Barclays. In addition, Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and all agreements related thereto, and that the parties to the merger agreement would perform their respective obligations in accordance with the terms thereof, including that the financing to be obtained in connection with the transactions contemplated by the merger agreement would be consummated and that the Engility special cash dividend would be paid, in each case in accordance with the terms of the merger agreement. Barclays also assumed, upon the advice of Engility, that all material governmental, regulatory and third party approvals, consents and releases for the transactions contemplated by the merger agreement would be obtained within the constraints contemplated by the merger agreement and that the transactions contemplated by the merger agreement would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays further assumed, at the direction of Engility, that (i) the Engility/TASC merger would qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, (ii) the mergers, taken together with the other transactions contemplated by the merger agreement and occurring on the closing date, and taking into account the issuance of the maximum number of shares of Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date, would not result in an ownership change of TASC within the meaning of Section 382(g) of the Code and (iii) TASC would not have had a cumulative owner shift under Section 382 of the Code of more than 49.1 percentage points during the “testing period” (as defined in Section 382(i) of the Code) ending on the closing date after giving effect to the mergers and the other transactions contemplated by the merger agreement and taking into account the issuance of the maximum number of shares of Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date. Barclays does not express any opinion as to any tax or other consequences that might result from the transactions contemplated by the merger agreement, nor does its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that Engility had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the Engility common stock or the TASC common stock, but rather made its determination as to fairness, from a financial point of view, of the Engility/TASC exchange ratio to be paid by New Engility in the Engility/TASC merger on the basis of the various financial, comparative and other analyses described below. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the transactions contemplated by the merger agreement. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses presented by Barclays to the Engility board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses described below, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Engility, TASC or any other party to the transactions contemplated by the merger agreement. None of Engility, TASC, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Summary of Valuation Methodologies

Barclays evaluated the fairness of the Engility/TASC exchange ratio to be paid by New Engility in the Engility/TASC merger using the following analyses:

•	a comparable companies analysis for TASC;

•	a comparable companies analysis for Engility;

•	an analysis of the Engility/TASC implied exchange ratio (as defined below) based upon the comparable companies analyses for TASC and Engility;

•	a comparable companies analysis for New Engility;

•	an analysis of the Engility/New Engility implied exchange ratio (as defined below) based upon the comparable companies analyses for Engility and New Engility;

•	a discounted cash flow (which we refer to as DCF) analysis for TASC;

•	a DCF analysis for Engility;

•	an analysis of the Engility/TASC implied exchange ratio based upon the DCF analyses for TASC and Engility;

•	a DCF analysis for New Engility; and

•	an analysis of the Engility/New Engility implied exchange ratio based upon the DCF analyses for Engility and New Engility.

In addition to these analyses, Barclays also performed:

•	an illustrative comparable transactions analysis for TASC; and

•	an illustrative “Has/Gets” analysis.

Based on information provided by the management of Engility, Barclays noted that the number of shares of New Engility common stock that would be outstanding immediately following the effective time of the Engility merger, determined on a fully-diluted and as-if exercised basis, would range from approximately 17.8 million to approximately 18.2 million. As a result, for purposes of certain of the analyses summarized below, Barclays considered two scenarios. The first scenario assumed that the number of shares of New Engility common stock outstanding immediately following the effective time of the Engility merger, determined on a fully-diluted and as-if exercised basis, would be approximately 18.2 million which, taking into account the Engility special cash dividend and the issuance of shares of New Engility common stock to former TASC stockholders in the Engility/TASC merger, would result in an ownership percentage in New Engility by former TASC stockholders of approximately 51% and an ownership percentage in New Engility by former Engility stockholders of approximately 49% (which we refer to as the Higher Engility Share Count Scenario). The second scenario assumed that the number of shares of New Engility common stock outstanding immediately following the effective time of the Engility merger, determined on a fully-diluted and as-if exercised basis would be approximately 17.8 million which, taking into account the Engility special cash dividend and the issuance of shares of New Engility common stock to former TASC stockholders in the Engility/TASC merger, would result in an ownership percentage in New Engility by former TASC stockholders of approximately 51.5% and an ownership percentage in New Engility by former Engility stockholders of approximately 48.5% (which we refer to as the Lower Engility Share Count Scenario).

In addition, for purposes of certain of the analyses summarized below, Barclays calculated the net present value ranges of the tax attributes of TASC, and therefore, of New Engility. For purposes of this calculation, Barclays performed a DCF analysis using the Pro Forma Combined Projections, the estimated NOL carryforwards and other tax attributes of TASC, and therefore, of New Engility, as of December 31, 2014, including the tax amortization of TASC intangibles, in each case, as provided by the management of Engility. Barclays then applied discount rates of 8.5% to 9.5% and derived net present value ranges of the tax attributes of TASC, and therefore, of New Engility, of approximately $362 million to $378 million. Using the same methodology, Barclays also calculated the net present value ranges of the tax attributes of TASC for purposes of its illustrative comparable transactions analysis for TASC summarized below, based upon an assumption of a change of ownership in TASC, and derived net present value ranges of the tax attributes of TASC, and therefore, of New Engility, of approximately $244 million to $258 million.

Comparable Companies Analysis

In order to assess how the public market values shares of similar companies, Barclays reviewed and compared financial data relating to TASC and Engility, respectively, with companies that Barclays deemed comparable to both TASC and Engility (which we refer to, collectively, as the selected companies, and each individually, a selected company). The selected companies were:

•	Booz Allen Hamilton Holding Corporation

•	CACI International Inc.

•	ICF International, Inc.

•	Leidos Holdings, Inc.

•	ManTech International Corporation

•	NCI, Inc.

•	Science Applications International Corporation

The selected companies were selected by Barclays because they are service providers, primarily to the U.S. Government worldwide, in the defense, intelligence and civil markets, and provide services such as management consulting, operational support, technology and engineering services and were deemed to be similar to TASC and Engility in one or more respects, including the nature of their business, size, and financial performance. However, because no selected company is exactly the same as TASC, Engility or New Engility, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of TASC and Engility, respectively, and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, customer and contract mix and degree of operational risk between TASC, Engility and the selected companies. As part of its comparable companies analysis, Barclays calculated and analyzed, for each of the selected companies:

•	enterprise value, defined as equity value plus indebtedness and minority interest and less cash and cash equivalents, to estimated earnings before interest, taxes, depreciation and amortization (which we refer to as EBITDA), for the calendar year 2015 (which we refer to as EV/EBITDA 2015E); and

•	free cash flow yield, which represents the amount of estimated free cash flows per share divided by the share price, for the calendar year 2015 (which we refer to as FCF Yield 2015E).

All of these calculations were performed and based on publicly available financial data and closing prices, as of October 27, 2014, the last trading date of Engility common stock prior to the delivery of Barclays’ opinion. The results of this analysis, including the EV/EBITDA 2015E and FCF Yield 2015E for Engility based on Wall Street consensus estimates, are summarized below:

Company	EV/EBITDA 2015E	FCF Yield 2015E
Booz Allen Hamilton Holding Corporation	9.5x	7.9%
CACI International Inc.	9.1x	10.6%
ICF International, Inc.	7.3x	6.7%
Leidos Holdings, Inc.	8.4x	9.9%
ManTech International Corporation	8.2x	11.5%
NCI, Inc.	6.2x	12.2%
Science Applications International Corporation	9.3x	8.2%

Mean	8.3x	9.6%
Median	8.4x	9.9%

Engility	7.9x	13.3%

TASC. Based on its qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of TASC and the selected companies, Barclays selected enterprise value to EBITDA multiples of 7.5x to 9.0x for calendar year 2015 and free cash flow yields of 9.0% to 12.0% for calendar year 2015. Barclays then applied the reference ranges of these multiples to the corresponding financial data for TASC, using estimates provided by the management of Engility. With respect to free cash flow yields of TASC, Barclays considered the FCF Yield 2015E of TASC pursuant to the projected financial information, and also considered such free cash flow yield adjusted to normalize the working capital investment by TASC by approximately $7 million in calendar year 2015 to account for non-recurring movement between calendar years 2014 and 2015 (which we refer to as FCF Yield 2015E Normalized). For the EV/EBITDA 2015E methodology summarized below, after deriving implied enterprise values for TASC, Barclays then derived implied equity values for TASC by subtracting the estimated net debt of TASC as of December 31, 2014, as provided by the management of Engility. For each of the EV/EBITDA 2015E, the FCF Yield 2015E, and the FCF Yield 2015E Normalized methodologies summarized below, Barclays added to the implied equity values of TASC the net present value ranges of the tax attributes of TASC of approximately $362 million to $378 million (calculated as summarized above in the section entitled “—Summary of Valuation Methodologies”). This analysis resulted in the following implied equity value ranges of TASC:

	Implied Total Equity Value of TASC Common Stock*		Implied Per Share Equity Value of TASC Common Stock
	Low	High	Low	High
EV/EBITDA 2015E	$415	$564	$2.34	$3.15
FCF Yield 2015E	$423	$459	$2.39	$2.59
FCF Yield 2015E Normalized	$480	$535	$2.70	$3.00

*	Amounts in millions.

Engility. Based on its qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Engility and the selected companies, Barclays selected enterprise value to EBITDA multiples of 7.5x to 9.0x for calendar year 2015 and free cash flow yields of 9.0% to 12.0% for calendar year 2015. Barclays then applied the reference ranges of these multiples to the corresponding financial data for Engility, using estimates provided by the management of Engility. For the EV/EBITDA 2015E methodology summarized below, after deriving implied enterprise values for Engility, Barclays then derived implied equity values for Engility by subtracting the estimated net debt and minority interest of Engility as of December 31, 2014, as provided by the management of Engility. This analysis resulted in the following implied equity value ranges of Engility:

	Implied Total Equity Value of Engility Common Stock*		Implied Per Share Equity Value of Engility Common Stock (before giving effect to the Engility special cash dividend)				Implied Per Share Equity Value of Engility Common Stock (after giving effect to the Engility special cash dividend)**
			Higher Engility Share Count Scenario		Lower Engility Share Count Scenario		Higher Engility Share Count Scenario		Lower Engility Share Count Scenario
	Low	High	Low	High	Low	High	Low	High	Low	High
EV/EBITDA 2015E	$617	$799	$33.97	$43.95	$34.65	$44.84	$22.57	$32.55	$23.03	$33.21
FCF Yield 2015E	$683	$911	$37.58	$50.09	$38.34	$51.10	$26.18	$38.69	$26.71	$39.48

*	Amounts in millions.
**	Engility special cash dividend of approximately $11.40 per share of Engility common stock in the Higher Engility Share Count Scenario and of approximately $11.63 per share of Engility common stock in the Lower Engility Share Count Scenario.

Engility/TASC Implied Exchange Ratio. Using the implied per share equity value ranges of TASC and Engility calculated using the comparable companies analyses summarized above, Barclays calculated the following implied exchange ratios (which we refer to as the Engility/TASC implied exchange ratio). Barclays noted that the comparison of the per share equity value ranges for Engility and TASC is the same as the comparison of the per share equity value ranges for New Engility and TASC because the Engility exchange ratio is 1.0x. Barclays calculated the top end of the implied exchange ratio by dividing the top end of TASC’s implied per share equity value by the bottom end of Engility’s implied per share equity value (adjusted to take into account the amount of the Engility special cash dividend), and calculated the bottom end of the implied exchange ratio by dividing the bottom end of TASC’s implied per share equity value by the top end of Engility’s implied per share equity value (adjusted to take into account the amount of the Engility special cash dividend), in the Higher Engility Share Count Scenario and the Lower Engility Share Count Scenario, respectively, as compared to the Engility/TASC exchange ratio. Barclays also calculated the implied ownership percentages in New Engility by former TASC stockholders (which we refer to as the Implied TASC Ownership Percentage in New Engility). Barclays calculated the top end of the implied ownership percentage by dividing the top end of TASC’s implied total equity value by the sum of the top end of TASC’s implied total equity value and the bottom end of Engility’s implied total equity value (adjusted to take into account the amount of the Engility special cash dividend), and calculated the bottom end of the implied ownership percentage by dividing the bottom end of TASC’s implied total equity value by the sum of the bottom end of TASC’s implied total equity value and the top end of Engility’s implied total equity value (adjusted to take into account the amount of the Engility special cash dividend). This analysis indicated the following:

	Engility/TASC Implied Exchange Ratio*				Implied TASC Ownership Percentage in New Engility*
	Higher Engility Share Count Scenario		Lower Engility Share Count Scenario
	Low	High	Low	High	Low	High
EV/EBITDA 2015E	0.072x	0.140x	0.071x	0.137x	41%	58%
FCF Yield 2015E	0.062x	0.099x	0.061x	0.097x	38%	49%
FCF Yield 2015E Normalized	0.070x	0.114x	0.068x	0.112x	41%	53%

*	Excludes cost synergies.

New Engility. Based on its qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of New Engility and the selected companies, Barclays selected enterprise value to EBITDA multiples of 7.5x to 9.0x for year 2015 and free cash flow yields of 9.0% to 12% for year 2015. Barclays then applied the reference ranges of these multiples to the corresponding financial data for New Engility, using estimates provided by the management of Engility, for both the Higher Engility Share Count Scenario and the Lower Engility Share Count Scenario, including expected cost synergies of approximately $12.5 million for calendar year 2015 (which we refer to as the 2015 cost synergies) and expected cost synergies of approximately $50.0 million for calendar year 2018 and thereafter (which we refer to as the 2018 cost synergies). For the EV/EBITDA 2015E methodology summarized below, after deriving implied enterprise values for New Engility, Barclays then derived implied equity values for New Engility by subtracting the estimated net debt and minority interest of New Engility as of December 31, 2014, as provided by the management of Engility and then by adding the net present value ranges of the tax attributes of TASC of approximately $362 million to $378 million (calculated as summarized above in the section entitled “—Summary of Valuation Methodologies”). This analysis resulted in the following implied equity value ranges of New Engility:

	Implied Total Equity Value of New Engility Common Stock*		Implied Per Share Equity Value of New Engility Common Stock
			Higher Engility Share Count Scenario		Lower Engility Share Count Scenario
	Low	High	Low	High	Low	High
EV/EBITDA 2015E including 2015 cost synergies	$871	$1,226	$23.48	$33.03	$23.71	$33.35
EV/EBITDA 2015E including 2018 cost synergies	$1,153	$1,564	$31.05	$42.12	$31.35	$42.53
FCF Yield 2015E Normalized including 2015 cost synergies (1)	$938	$1,251	$25.28	$33.70	$25.52	$34.03
FCF Yield 2015E Normalized including 2018 cost synergies (1)	$1,251	$1,668	$33.69	$44.92	$34.02	$45.36

*	Amounts in millions.
(1)	FCF Yield 2015E Normalized (i.e., free cash flow yield adjusted to normalize the working capital investment by TASC by approximately $7 million in calendar year 2015 to account for non-recurring movement between calendar years 2014 and 2015) adjusted for integration costs post consummation of the transactions contemplated by the merger agreement.

Engility/New Engility Implied Exchange Ratio. Using the implied per share equity value ranges of Engility and New Engility calculated using the comparable companies analyses summarized above, Barclays calculated the following implied exchange ratios (which we refer to as the Engility/New Engility implied exchange ratio). Barclays calculated the top end of the implied exchange ratio by dividing the top end of Engility’s implied per share equity value by the bottom end of New Engility’s implied per share equity value, and calculated the bottom end of the implied exchange ratio by dividing the bottom end of Engility’s implied per share equity value by the top end of New Engility’s implied per share equity value, in the Higher Engility Share Count Scenario and the Lower Engility Share Count Scenario, respectively, as compared to the Engility exchange ratio of 1.0x. Barclays also calculated the implied ownership percentages in New Engility by former Engility stockholders (which we refer to as the Implied Engility Ownership Percentage in New Engility). Barclays calculated the top end of the implied ownership percentage by dividing the top end of Engility’s implied total equity value by the bottom end of New Engility’s implied total equity value, and calculated the bottom end of the implied ownership percentage by dividing the bottom end of Engility’s implied total equity value by the top end of New Engility’s implied total equity value. This analysis indicated the following:

	Engility/New Engility Implied Exchange Ratio				Implied Engility Ownership Percentage in New Engility
	Higher Engility Share Count Scenario		Lower Engility Share Count Scenario
	Low	High	Low	High	Low	High
EV/EBITDA 2015E including 2015 cost synergies	0.683x	1.387x	0.690x	1.401x	33%	68%
EV/EBITDA 2015E including 2018 cost synergies	0.536x	1.048x	0.541x	1.059x	26%	51%
FCF Yield 2015E Normalized including 2015 cost synergies	0.777x	1.531x	0.785x	1.547x	38%	75%
FCF Yield 2015E Normalized including 2018 cost synergies	0.583x	1.148x	0.589x	1.160x	29%	56%

Discounted Cash Flow Analysis

In order to estimate the present value of the TASC common stock and the Engility common stock, Barclays performed a DCF analysis of TASC and Engility, respectively. A DCF analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

TASC. To calculate the estimated implied present value of TASC common stock using the DCF method, Barclays used a terminal multiple on calendar year 2020 estimated EBITDA, calculated using estimates provided by the management of Engility and assuming comparable growth rates and margins to the prior year, and which was reviewed by the management of Engility for this purpose, and discount rates ranging from 8.5% to 9.5%, which were selected based on the estimated weighted average cost of capital of TASC. The range of terminal multiples used for TASC was 7.5x to 9.0x based on multiples of the selected companies. The cash flows were then discounted to January 1, 2015. After deriving implied enterprise values for TASC, Barclays then derived implied equity values for TASC by subtracting the estimated net debt of TASC as of December 31, 2014, as provided by the management of Engility, and then by adding the net present value ranges of the tax attributes of TASC of approximately $362 million to $378 million (calculated as summarized above in the section entitled “—Summary of Valuation Methodologies”), which resulted in total equity value ranges of TASC from approximately $467 million to $623 million and in per share of TASC common stock equity value ranges of approximately $2.63 to $3.47.

Engility. To calculate the estimated implied present value of Engility common stock using the DCF method, Barclays used a terminal multiple on 2020 estimated EBITDA, calculated using estimates provided by the management of Engility and assuming comparable growth rates and margins to the prior year, and which was reviewed by the management of Engility for this purpose, and discount rates ranging from 8.5% to 9.5%, which were selected based on the estimated weighted average cost of capital of Engility. The range of terminal multiples used for Engility was 7.5x to 9.0x based on multiples of the selected companies. The cash flows were then discounted to January 1, 2015. After deriving implied enterprise values for Engility, Barclays then derived implied equity values for Engility by subtracting the estimated net debt of Engility as of December 31, 2014, as provided by the management of Engility, which resulted in total equity value ranges of Engility from approximately $710 million to $897 million and in per share of Engility common stock equity value ranges of approximately $39.04 to $49.36 (before giving effect to the Engility special cash dividend of approximately $11.40 per share of Engility common stock) and of approximately $27.64 to $37.96 (after giving effect to the Engility special cash dividend of approximately $11.40 per share of Engility common stock) under the Higher Engility Share Count Scenario, and of approximately $39.83 to $50.36 (before giving effect to the Engility special cash dividend of approximately $11.63 per share of Engility common stock) and of approximately $28.20 to $38.73 (after giving effect to the Engility special cash dividend of approximately $11.63 per share of Engility common stock) under the Lower Engility Share Count Scenario.

Engility/TASC Implied Exchange Ratio. Using the implied per share equity value ranges of TASC and Engility calculated using the DCF analyses summarized above, Barclays calculated Engility/TASC implied exchange ratios. Barclays noted that the comparison of the per share equity value ranges for Engility and TASC is the same as the comparison of the per share equity value ranges for New Engility and TASC because the Engility exchange ratio is 1.0x. Barclays calculated the top end of the implied exchange ratio by dividing the top end of TASC’s implied per share equity value by the bottom end of Engility’s implied per share equity value, and calculated the bottom end of the implied exchange ratio by dividing the bottom end of Engility’s implied per share equity value by the top end of TASC’s implied per share equity value. The resulting Engility/TASC implied exchange ratios were approximately 0.069x to 0.126x in the Higher Engility Share Count Scenario, and approximately 0.068x to 0.123x in the Lower Engility Share Count Scenario, in each case, excluding cost synergies, as compared to the Engility/TASC exchange ratio. Barclays also calculated the implied ownership percentages in New Engility by TASC stockholders. Barclays calculated the top end of the implied ownership percentage by dividing the top end of TASC’s implied total equity value by the sum of the top end of TASC’s implied total equity value and the bottom end of Engility’s implied total equity value, and calculated the bottom end of the implied ownership percentage by dividing the bottom end of TASC’s implied total equity value by the sum of the bottom end of TASC’s implied total equity value and the top end of Engility’s implied total equity value. The resulting implied ownership percentages in New Engility by TASC stockholders ranged from approximately 40% to 55%.

New Engility. In order to estimate the present value of the New Engility common stock after the consummation of the transactions contemplated by the merger agreement, Barclays performed a DCF analysis of New Engility. To calculate the estimated implied present value per share of New Engility common stock using the DCF method, Barclays used a terminal multiple on 2020 estimated EBITDA (including the 2018 cost synergies), calculated using estimates provided by the management of Engility and assuming comparable growth rates and margins to the prior year, and which was reviewed by the management of Engility for this purpose, and discount rates ranging from 8.5% to 9.5%, which were selected based on the estimated weighted average cost of capital of New Engility. The range of terminal multiples used for Engility was 7.5x to 9.0x based on multiples of the selected companies. The cash flows were then discounted to January 1, 2015. After deriving implied enterprise values for New Engility, Barclays then derived implied equity values for New Engility by subtracting the estimated net debt of New Engility as of December 31, 2014, as provided by the management of Engility, and then by adding the net present value ranges of the tax attributes of TASC, and therefore, of New Engility, of approximately $362 million to $378 million (calculated as summarized above in the section entitled “—Summary of Valuation Methodologies”), which resulted in total equity value ranges of New Engility from approximately $1,223 million to $1,631 million and in per share of New Engility common stock equity value ranges, under the Higher Engility Share Count Scenario, of approximately $32.94 to $43.92 and, under the Lower Engility Share Count Scenario, of approximately $33.26 to $44.35.

Engility/New Engility Implied Exchange Ratio. Using the implied per share equity value ranges of Engility and New Engility calculated using the comparable companies analyses summarized above, Barclays calculated Engility/New Engility implied exchange ratios. Barclays calculated the top end of the implied exchange ratio by dividing the top end of Engility’s implied per share equity value by the bottom end of New Engility’s implied per share equity value, and calculated the bottom end of the implied exchange ratio by dividing the bottom end of Engility’s implied per share equity value by the top end of New Engility’s implied per share equity value. The resulting Engility/New

Engility implied exchange ratios were approximately 0.629x to 1.153x in the Higher Engility Share Count Scenario and approximately 0.636x to 1.164x in the Lower Engility Share Count Scenario, as compared to the Engility exchange ratio of 1.0x. Barclays also calculated the implied ownership percentages in New Engility by former Engility stockholders. Barclays calculated the top end of the implied ownership percentage by dividing the top end of Engility’s implied total equity value by the bottom end of New Engility’s implied total equity value, and calculated the bottom end of the implied ownership percentage by dividing the bottom end of Engility’s implied total equity value by the top end of New Engility’s implied total equity value. The resulting implied ownership percentages in New Engility by Engility stockholders ranged from approximately 31% to 56%.

Illustrative Comparable Transactions Analysis for TASC

For illustrative purposes, Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions involving business services companies that have the U.S. Government as a significant customer. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to TASC, primarily with respect to size, structure and other characteristics of their businesses. The reasons for and the circumstances surrounding each of the selected comparable transactions analyzed were diverse and none of the companies included in the comparable transactions analysis is exactly the same as TASC. Accordingly, Barclays believed that a purely quantitative comparable transactions analysis would not be particularly meaningful in the context of considering the transactions contemplated by the merger agreement. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected comparable transactions and the transactions contemplated by the merger agreement that would affect the acquisition values of the selected target companies and TASC.

The following table sets forth the transactions analyzed and the month and year each transaction was announced:

Announcement Date	Acquiror	Target
December 2013	Engility	Dynamics Research Corporation
October 2013	CACI International Inc.	Six3 Systems, Inc.
October 2011	Parsons Corporation	SPARTA, Inc. (d/b/a Cobham Analytic Solutions)
August 2011	General Dynamics Corporation	Vangent Holding Corp.
April 2011	Providence Equity Partners Inc.	SRA International Inc.
October 2010	Veritas Capital Fund Management, L.L.C.	The SI Organization, Inc.
September 2010	BAE Systems Inc.	L-1 Identity Solutions, Inc.
May 2010	CGI Group Inc.	Stanley, Inc.
April 2010	Cerberus Management LP	DynCorp International Inc.
November 2009	General Atlantic LLC/Kohlberg Kravis Roberts & Co.	TASC
August 2008	Serco Inc.	SI International Inc.
July 2008	BAE Systems Inc.	Detica Group PLC
May 2008	The Carlyle Group LP	Booz Allen Hamilton Holding Corporation
March 2008	L-1 Identity Solutions, Inc.	Digimarc Corporation
January 2008	Cobham PLC	SPARTA, Inc.

Barclays calculated multiples of transaction value to EBITDA for the latest twelve months (which we refer to as EV/LTM EBITDA). The financial data regarding the comparable transactions were derived from publicly available information. The results of this analysis are summarized below:

Acquiror	Target	Enterprise Value ($ in millions)	EV/LTM EBITDA
Engility	Dynamics Research Corporation	$208	8.1x
CACI International Inc.	Six3 Systems, Inc.	$820	13.4x
Parsons Corporation	SPARTA, Inc. (d/b/a Cobham Analytic Solutions)	$350	11.7x
General Dynamics Corporation	Vangent Holding Corp.	$960	10.5x
Providence Equity Partners Inc.	SRA International Inc.	$1,880	12.3x
Veritas Capital Fund Management, L.L.C.	The SI Organization, Inc.	$815	12.5x
BAE Systems Inc.	L-1 Identity Solutions, Inc.	$303	6.6x
CGI Group Inc.	Stanley, Inc.	$1,070	11.7x
Cerberus Management LP	DynCorp International Inc.	$1,500	6.4x
General Atlantic LLC/Kohlberg Kravis Roberts & Co.	TASC	$1,650	N/A*
Serco Inc.	SI International Inc.	$524	11.7x
BAE Systems Inc.	Detica Group PLC	$1,050	16.9x
The Carlyle Group LP	Booz Allen Hamilton Holding Corporation	$2,540	11.2x
L-1 Identity Solutions, Inc.	Digimarc Corporation	$310	16.8x
Cobham PLC	SPARTA, Inc.	$407	11.9x

Mean			11.6x
Median			11.7x

Based on its qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of TASC and the selected target companies, Barclays then selected enterprise value to calendar year 2014 EBITDA multiples of 8.0x to 10.0x. Barclays then applied these reference ranges to the corresponding financial data for TASC, using estimates provided by the management of Engility. After deriving implied enterprise values for TASC, Barclays then derived implied equity values for TASC by subtracting the estimated net debt of TASC as of December 31, 2014, as provided by the management of Engility, and then by adding the net present value ranges of the tax attributes of TASC of approximately $244 million to $378 million (calculated as summarized above in “—Summary of Valuation Methodologies”), which resulted in total equity value ranges of TASC from approximately $332 million to $641 million and in per share of TASC common stock equity value ranges of approximately $1.90 to $3.57.

Illustrative Has/Gets Analysis

Barclays reviewed and compared the implied values of the Engility common stock on a stand-alone basis using the comparable companies analysis and the DCF analysis summarized above, as well as a DCF analysis using levered cash flows described below, taking into account the Engility special cash dividend, with the implied values of New Engility common stock summarized above estimated using the same methodologies, taking into account the Engility special cash dividend, for each of the Higher Engility Share Count Scenario and the Lower Engility Share Count Scenario. The results of this analysis are summarized below:

Higher Engility Share Count Scenario

	“Has”— Implied Equity Value per share of Engility Common Stock	“Gets”—Implied Equity Value per share of New Engility Common Stock plus Engility Special Cash Dividend*				Implied Accretion / (Dilution)
Comparable Companies Analysis
		EV/EBITDA				EV/EBITDA
		7.5x	8.0x	8.5x	9.0x	7.5x		8.0x	8.5x	9.0x
EV/EBITDA 2015E	$34 - $44
EV/EBITDA 2015E including 2015 cost synergies (1)(2)		$35	$38	$41	$44	3%		12%	21%	30%
EV/EBITDA 2015E including 2018 cost synergies (1)(2)		$43	$46	$50	$53	26%		36%	46%	57%

		FCF Yields				FCF Yields
		12%	11%	10%	9%	12%		11%	10%	9%
FCF Yield 2015E	$38 - $50
FCF Yield 2015E Normalized including 2015 cost synergies (3)		$37	$39	$42	$45	(2%	)	4%	11%	20%
FCF Yield 2015E Normalized including 2018 cost synergies (3)		$45	$48	$52	$56	20%		28%	38%	50%

		DCF Terminal Value EV/EBITDA Multiple				DCF Terminal Value EV/EBITDA Multiple
		7.5x	8.0x	8.5x	9.0x	7.5x		8.0x	8.5x	9.0x
DCF Analysis (1)(4)(5)	$40 - $48	$46	$48	$51	$54	14%		21%	27%	34%

		DCF Terminal Value EV/EBITDA Multiple				DCF Terminal Value EV/EBITDA Multiple
		7.5x	8.0x	8.5x	9.0x	7.5x		8.0x	8.5x	9.0x
Levered DCF Analysis (6)(7)	$40 - $47	$45	$48	$50	$53	13%		19%	26%	32%

*	Includes Engility special cash dividend of approximately $11.40 per share of Engility common stock. Amounts rounded to the nearest dollar amount.
(1)	Implied equity value includes the net present value of the tax attributes of TASC of approximately $370 million (calculated as summarized above in the section entitled “—Summary of Valuation Methodologies” except that a discount rate of 9%, based on the midpoint of the estimated weighted average cost of capital of Engility and New Engility, was used).
(2)	Accretion or dilution percentage calculated in comparison to the low end of the corresponding “Has” implied equity value per share (i.e., $34).
(3)	Accretion or dilution percentage calculated in comparison to the low end of the corresponding “Has” implied equity value per share (i.e., $38).

(4)	DCF analysis uses the same methodologies as summarized above in the section entitled “—Discounted Cash Flow Analysis” except that a discount rate of 9%, based on the midpoint of the estimated weighted average cost of capital of Engility and New Engility, was used.
(5)	Accretion or dilution percentage calculated in comparison to the low end of the corresponding “Has” implied equity value per share (i.e., $40).
(6)	Levered DCF analysis used the same methodologies as summarized above in the section entitled “—Discounted Cash Flow Analysis” except that levered free cash flows (i.e. after interest expense deduction) were used instead of unlevered free cash flows, 100% of levered free cash flows was used for debt service from 2015 to 2019 and a discount rate of 11%, based on the estimated cost of equity of Engility and New Engility, was used. Implied equity value includes the net present value of the tax attributes of TASC of approximately $124 million (calculated as summarized above in the section entitled “—Summary of Valuation Methodologies” except that such calculation was as of December 31, 2019, assumed no change of ownership of TASC and a discount rate of 9%, based on the midpoint of the estimated weighted average cost of capital of Engility and New Engility, was used).
(7)	Accretion or dilution percentage calculated in comparison to the low end of the corresponding “Has” implied per share equity value (i.e., $40).

Lower Engility Share Count Scenario

	“Has”— Implied Equity Value per share of Engility Common Stock	“Gets”—Implied Equity Value per share of New Engility Common Stock plus Engility Special Cash Dividend*				Implied Accretion / (Dilution)
Comparable Companies Analysis
		EV/EBITDA				EV/EBITDA
		7.5x	8.0x	8.5x	9.0x	7.5x		8.0x	8.5x	9.0x
EV/EBITDA 2015E	$35 - $45
EV/EBITDA 2015E including 2015 cost synergies (1)(2)		$36	$39	$42	$45	3%		11%	20%	29%
EV/EBITDA 2015E including 2018 cost synergies (1)(2)		$43	$47	$50	$54	25%		35%	45%	56%

		FCF Yields				FCF Yields
		12%	11%	10%	9%	12%		11%	10%	9%
FCF Yield 2015E	$38 - $51
FCF Yield 2015E Normalized including 2015 cost synergies (3)		$37	$39	$42	$46	(3%	)	3%	10%	19%
FCF Yield 2015E Normalized including 2018 cost synergies (3)		$46	$49	$52	$57	19%		27%	37%	49%

		DCF Terminal Value EV/EBITDA Multiple				DCF Terminal Value EV/EBITDA Multiple
		7.5x	8.0x	8.5x	9.0x	7.5x		8.0x	8.5x	9.0x
DCF Analysis (1)(4)(5)	$41 - $49	$46	$49	$52	$54	13%		20%	26%	33%

		DCF Terminal Value EV/EBITDA Multiple				DCF Terminal Value EV/EBITDA Multiple
		7.5x	8.0x	8.5x	9.0x	7.5x		8.0x	8.5x	9.0x
Levered DCF Analysis (6)(7)	$41 - $48	$46	$48	$51	$53	12%		19%	25%	31%

*	Includes Engility special cash dividend of approximately $11.63 per share of Engility common stock. Amounts rounded to the nearest dollar amount.
(1)	Implied equity value includes the net present value of the tax attributes of TASC of approximately $370 million (calculated as summarized above in the section entitled “—Summary of Valuation Methodologies” except that a discount rate of 9%, based on the midpoint of the estimated weighted average cost of capital of Engility and New Engility, was used).

(2)	Accretion or dilution percentage calculated in comparison to the low end of the corresponding “Has” implied equity value per share (i.e., $35).
(3)	Accretion or dilution percentage calculated in comparison to the low end of the corresponding “Has” implied equity value per share (i.e., $38).
(4)	DCF analysis uses the same methodologies as summarized above in the section entitled “—Discounted Cash Flow Analysis” except that a discount rate of 9%, based on the midpoint of the estimated weighted average cost of capital of Engility and New Engility, was used.
(5)	Accretion or dilution percentage calculated in comparison to the low end of the corresponding “Has” implied equity value per share (i.e., $41).
(6)	Levered DCF analysis used the same methodologies as summarized above in the section “—Discounted Cash Flow Analysis” except that levered free cash flows (i.e. after interest expense deduction) were used instead of unlevered free cash flows, 100% of levered free cash flows was used for debt service from 2015 to 2019 and a discount rate of 11%, based on the estimated cost of equity of Engility and New Engility, was used. Implied equity value includes the net present value of the tax attributes of TASC of approximately $124 million (calculated as summarized above in the section entitled “—Summary of Valuation Methodologies” except that such calculation was as of December 31, 2019, assumed no change of ownership of TASC and a discount rate of 9%, based on the midpoint of the estimated weighted average cost of capital of Engility and New Engility, was used).
(7)	Accretion or dilution percentage calculated in comparison to the low end of the corresponding “Has” implied per share equity value (i.e., $41).

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Engility selected Barclays to act as its financial advisor in connection with the transactions contemplated by the merger agreement because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the transactions contemplated by the merger agreement and its familiarity with Engility and its business.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Engility or TASC for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Barclays is acting as financial advisor to Engility in connection with the transactions contemplated by the merger agreement. Pursuant to the terms of its engagement letter with Engility, Engility has agreed to pay Barclays a fee of $750,000 upon the delivery of its fairness opinion, and an additional fee of $8.25 million upon the completion of the transactions contemplated by the merger agreement. In addition, Engility has agreed to reimburse Barclays for its expenses and indemnify Barclays for certain liabilities that may arise out of its engagement by Engility and the rendering of Barclays’ opinion.

Barclays and its affiliates have performed various investment banking and financial services for Engility and TASC in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the two years prior to the date of its opinion, Barclays and its affiliates have performed the following investment banking and financial services for Engility, for which services Barclays and its affiliates have received fees in the aggregate amount equal to approximately $0.2 million: (i) in January 2014 acted as joint lead arranger and joint bookrunner on Engility’s $150 million incremental pro rata senior secured credit facilities, (ii) in July 2013 acted as joint lead arranger and joint bookrunner on the refinancing of Engility’s $450 million senior secured credit facilities and (iii) served and is currently serving as a lender under Engility’s revolving credit facility. In addition, Engility has requested and one of Barclays’ affiliates is providing commitments for a portion of the funds necessary to finance the transactions contemplated by the merger agreement, including (i) arranging loans to Engility, the proceeds of which will be used to pay the Engility special cash dividend and to refinance certain indebtedness of Engility, and (ii) arranging loans to, and/or the issuance of debt securities by, TASC, Inc., which following consummation of the transactions contemplated by the merger agreement and at the time of funding will be an indirect wholly owned subsidiary of New Engility, to refinance the loan to Engility referred to in the preceding clause (i), and Barclays and its affiliates will receive fees in connection therewith in the aggregate amount equal to approximately $6.8 million.

In addition, in the two years prior to the date of its opinion, Barclays and its affiliates performed the following investment banking and financial services for TASC, for which services Barclays and its affiliates have received fees in the aggregate amount equal to $4.2 million: (i) in May 2014 acted as joint lead arranger and lead left bookrunner on the refinancing of TASC’s $695 million senior secured credit facilities and (ii) served and is currently serving as a lender under the TASC’s revolving credit facility and as the administrative agent on TASC’s senior secured term loan facilities. Moreover, Barclays and its affiliates in the past have provided, currently are providing, or in the future may provide, investment banking and other financial services to KKR and General Atlantic, each a parent company of TASC, and certain of their respective affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services, including (i) having acted or acting as financial advisor to KKR and General Atlantic and certain of their respective portfolio companies and affiliates in connection with certain mergers and acquisition transactions, (ii) having acted or acting as arranger, bookrunner and/or lender for KKR and General Atlantic and certain of their respective portfolio companies and affiliates in connection with the financing for various acquisition transactions and (iii) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaken by KKR and General Atlantic and certain of their respective portfolio companies and affiliates. In the two years prior to the date of its opinion, Barclays and its affiliates have received fees for such services to KKR and General Atlantic and certain of their respective affiliates and portfolio companies (other than TASC) in the aggregate amount equal to approximately $62.3 million and approximately $15.6 million, respectively.

Opinion of Lazard Frères & Co. LLC

The Engility board retained Lazard to provide it with financial advisory services and a fairness opinion in connection with the transactions contemplated by the merger agreement. On October 28, 2014, Lazard rendered its oral opinion, subsequently confirmed in writing on the same date, to the Engility board that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Engility merger consideration, together with the Engility special cash dividend, to be received by the holders of Engility common stock in the transactions contemplated by the merger agreement, after giving effect to the Engility/TASC merger, was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated October 28, 2014, which sets forth the assumptions made, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this joint proxy/consent solicitation statement/prospectus as Annex D and is incorporated by reference herein in its entirety. The following summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s engagement and its opinion were for the benefit of the Engility board (in its capacity as such), and Lazard’s opinion was rendered to the Engility board in connection with its evaluation of the transactions contemplated by the merger agreement and addressed only the fairness as of the date of the opinion, from a financial point of view, to holders of Engility common stock of the Engility merger consideration, together with the Engility special cash dividend, to be received by such holders in the transactions contemplated by the merger agreement, after giving effect to the Engility/TASC merger. Lazard’s opinion was not intended to, and does not, constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the transactions contemplated by the merger agreement or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. Lazard did not express any opinion as to the price at which shares of Engility common stock or New Engility common stock may trade at any time subsequent to the announcement of the transactions contemplated by the merger agreement. In connection with its engagement, Lazard was not involved in the negotiation or execution of the transactions contemplated by the merger agreement. In addition, Lazard’s opinion does not address the relative merits of the transactions contemplated by the merger agreement as compared to any other transaction or business strategy in which Engility might engage or the merits of the underlying decision by Engility to engage in the transactions contemplated by the merger agreement.

In connection with its opinion, Lazard has:

(i)	Reviewed the financial terms and conditions of a draft, dated October 28, 2014, of the merger agreement and certain related documents;

(ii)	Reviewed certain publicly available historical business and financial information relating to Engility, and certain historical business and financial information relating to TASC;

(iii)	Reviewed financial forecasts and other data provided to Lazard by Engility relating to the business of Engility, financial forecasts and other data provided to Lazard by TASC relating to the businesses of TASC, financial forecasts and other data provided to Lazard by Engility relating to the businesses of TASC, and the projected synergies and other benefits and the projected net operating loss carryforwards and other tax attributes of TASC (which, together, we refer to as the tax attributes) anticipated by Engility to be realized from the transactions contemplated by the merger agreement;

(iv)	Held discussions with members of the senior managements of Engility and TASC with respect to the businesses and prospects of Engility and TASC, respectively, and with respect to the projected synergies and other benefits anticipated by management of Engility to be realized from the transactions contemplated by the merger agreement, and held discussions with members of the senior management of Engility with respect to the tax attributes anticipated by the management of Engility to be realized from the transactions contemplated by the merger agreement;

(v)	Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Engility and TASC, respectively;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of TASC;

(vii)	Reviewed historical stock prices and trading volumes of Engility common stock;

(viii)	Reviewed the potential pro forma financial impact of the transactions contemplated by the merger agreement on the stockholders of Engility based on the financial forecasts referred to above relating to Engility and TASC; and

(ix)	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Engility, TASC, any other entity party to the transactions contemplated by the merger agreement or concerning the solvency or fair value of Engility, TASC or any other entity party to the transactions contemplated by the merger agreement, and Lazard was not furnished with any such valuation or appraisal. At the direction of the Engility board, for purposes of Lazard’s analysis, Lazard utilized the financial forecasts and other data prepared by the management of Engility.

With respect to the financial forecasts utilized in Lazard’s analyses, including those related to projected synergies and other benefits and tax attributes anticipated by the management of Engility, Lazard assumed, with the consent of Engility, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Engility and TASC, including with respect to such potential synergies and other benefits and tax attributes. In addition, Lazard assumed, with the consent of Engility, that such financial forecasts and projected synergies and other benefits and tax attributes will be realized in the amounts and at the times contemplated thereby. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.

In rendering the opinion, Lazard assumed, with the consent of Engility, that the transactions contemplated by the merger agreement would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions, including payment of the Engility special cash dividend to the holders of Engility common stock. Representatives of Engility advised Lazard, and Lazard assumed, that the merger agreement, when executed, would conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of Engility, that obtaining the necessary governmental, regulatory or third party approvals for the transactions contemplated by the merger agreement would not have an adverse effect on Engility, TASC, any other entity party to the transactions contemplated by the merger agreement or the transactions contemplated by the merger agreement. Lazard further assumed, with the consent of Engility, that (i) the Engility/TASC merger would qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) (A) the Engility merger and the Engility/TASC merger, taken together with the other transactions contemplated by the merger agreement and occurring on the closing date, and taking into account the issuance of the maximum number of shares of New Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date, would not result in an ownership change of TASC within the meaning of Section 382(g) of the Code and (B) TASC would not have had a cumulative owner shift under Section 382 of the Code of more than 49.1 percentage points during the “testing period” (as defined in Section 382(i) of the Code) ending on the closing date after giving effect to the Engility merger, Engility/TASC merger and the other transactions contemplated by the merger agreement and taking into account the issuance of the maximum number of shares of New Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date. Lazard did not express any opinion as to any tax or other consequences that might result from the transactions contemplated by the merger agreement nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Engility obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Engility merger consideration, together with the Engility special cash dividend, to the extent expressly specified in the opinion) of the transactions contemplated by the merger agreement, including, without limitation, the form or structure of the transactions contemplated by the merger agreement or any agreements or arrangements entered into in connection with, or contemplated by, the transactions contemplated by the merger agreement, including the voting agreement and the stockholders agreement. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the transactions contemplated by the merger agreement, or class of such persons, relative to the consideration or otherwise.

Summary of Financial Analyses

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and review and the application of those methods to particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Considering portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create an incomplete view of the processes underlying Lazard’s opinion. In arriving at its opinion, Lazard considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

The following is a brief summary of the material financial and comparative analyses that Lazard deemed appropriate for this type of transaction and that were performed by Lazard in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Lazard, nor does the order of analyses described represent relative importance or weight given to those analyses by Lazard. In its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Engility and TASC.

No company or transaction used in the below analyses as a comparison is directly comparable to Engility, TASC or the transactions contemplated by the merger agreement, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed. The estimates contained in Lazard’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by Lazard, the tables must be read together with the full text of each summary and are alone not a complete description of Lazard’s financial analyses. Considering the data set forth in the tables below without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 24, 2014, and is not necessarily indicative of current market conditions.

In performing its financial analyses of Engility and TASC, at the direction of the Engility board, Lazard relied upon the Engility Projections and the Engility-Prepared TASC Projections, respectively, in each case prepared in connection with the transactions contemplated by the merger agreement. In addition, in performing its financial analyses of New Engility, at the direction of the Engility board, Lazard relied upon the Pro Forma Combined Projections prepared in connection with the transactions contemplated by the merger agreement.

Selected Comparable Company Analyses

Lazard performed comparable company analyses, which are designed to imply the value of a company by comparing it to similar companies that are publicly traded. In performing its analysis, Lazard reviewed and compared certain financial information, ratios and, where appropriate, public market multiples for Engility, TASC and New Engility to the corresponding financial information, ratios and public market multiples for the publicly-traded companies listed below:

	2015 EV/EBITDA	2015 FCF Yield
Booz Allen Hamilton	9.8x	7.8%
CACI International, Inc.	9.3x	10.4%
ICF International, Inc.	6.6x	6.8%
Leidos Holdings, Inc.	8.4x	10.0%
ManTech International Corporation	8.1x	11.9%
NCI Information Systems, Inc.	6.6x	11.9%
Science Applications International Corporation	9.3x	8.4%

Although none of the selected comparable companies is identical or directly comparable to Engility, TASC or New Engility, Lazard, based on its experience and professional judgment, selected the comparable companies, because they are publicly traded companies with certain operations, results, business mixes or size and scale that, for the purposes of analysis, may be considered similar to certain operations, results, business mixes or size and scale of Engility, TASC and New Engility, and, in particular, each of the selected comparable companies is engaged in one or more businesses with the U.S. Government as a major customer. Although Lazard is not aware of any other companies that would fit the mix of criteria used to identify the selected comparable companies, other persons might regard other companies to be comparable or might not include all of the companies Lazard included in its selected comparable company analyses. Lazard included all of the companies which it deemed relevant to its analyses.

Lazard analyzed the following statistics of each of the selected comparable companies based on the information available in each company’s most recent public filings and analyst consensus estimates published by Factset:

•	the ratio of each comparable company’s enterprise value as a multiple of estimated calendar year 2015 EBITDA (which we refer to as EV/EBITDA); and

•	the ratio of each comparable company’s calendar year 2015 free cash flow to its market capitalization as of October 24, 2014 (which we refer to as Free Cash Flow Yield).

For purposes of these analyses, a company’s enterprise value was calculated as the company’s market capitalization on a fully diluted basis (using the treasury stock method) as of October 24, 2014 plus total debt, including preferred stock and non-controlling interests, less cash and cash equivalents and equity-method investments. Free cash flow was calculated as a company’s operating cash flow minus capital expenditures.

The following table represents the results of Lazard’s analysis of selected publicly traded companies as of October 24, 2014:

Peer Group	Low	High	Median
2015 EV/EBITDA Multiple	6.6x	9.8x	8.4x
2015 Free Cash Flow Yield	6.8%	11.9%	10.0%

Based upon the analysis of these metrics for each of the selected companies, Lazard selected representative ranges of EV/EBITDA multiples and Free Cash Flow Yields for Engility, EV/EBITDA multiples for TASC and EV/EBITDA multiples and Free Cash Flow Yields for New Engility. In selecting these representative ranges, Lazard considered the above metrics for the selected comparable companies and for Engility both as of October 24, 2014 and over the course of the twelve month trading period ending on October 24, 2014. These ranges were selected based on Lazard’s professional judgment and knowledge of the industries in which Engility and TASC operate. Lazard then applied these ranges to the Engility Projections, the Engility-Prepared TASC Projections and the Pro Forma Combined Projections.

Discounted Cash Flow Analysis

Lazard performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future free cash flows and terminal value of such company.

Lazard calculated a range of implied equity values for Engility, TASC and New Engility based on the projections of the unlevered free cash flows of each of Engility, TASC and New Engility for calendar years 2015 through 2019, which were included in the Engility Projections, the Engility-Prepared TASC Projections and the Pro Forma Combined Projections. Lazard then calculated a terminal value for Engility, TASC and New Engility as of December 31, 2019 by applying a range of terminal multiples to an estimated forward EBITDA assuming comparable growth rates and margins to prior years for Engility, TASC and New Engility. The unlevered free cash flows from calendar years 2015 through 2019 and the terminal values were then discounted to present value as of December 31, 2014 utilizing a weighted average cost of capital range of 7.5% to 8.5%. For purposes of its fairness opinion as described in the summary below, Lazard calculated the range of implied equity values using a weighted average cost of capital of 8.0%, or the midpoint of the 7.5% to 8.5% range. Lazard took the sum of the present value ranges for unlevered free cash flows and terminal value to calculate a range of implied enterprise values. Lazard then subtracted the net debt as of December 31, 2014 for Engility, TASC and New Engility to arrive at a range of implied equity values. Net debt is comprised of total debt plus non-controlling interests minus cash, cash equivalents and equity-method investments.

The discounted cash flow analyses for each of Engility and TASC on a stand-alone basis are discussed below under the sections entitled “—Stand-Alone Analysis—Engility” and “—Stand-Alone Analysis—TASC.”

Stand-Alone Analysis—Engility

The ranges of implied equity values of Engility (including on a per share basis) resulting from the financial analyses are summarized in the table below.

Engility
Based On:	Total Equity Value (millions)	Value Per Share ($ /Share)
EV/EBITDA	$556 - 738	$31 - 41
FCF Yield	$563 - 703	$31 - 39
Discounted Cash Flow	$744 - 894	$41 - 49

EV/EBITDA Multiples Analysis. With respect to the valuation based on EV/EBITDA multiples, Lazard performed its analysis using a range of multiples of 7.00 to 8.50x to 2015 estimated EBITDA of $121 million.

Free Cash Flow Yield. With respect to the valuation based on Free Cash Flow Yield, Lazard performed its analysis using a range of 12.0 - 15.0% applied to Engility’s estimated 2015 free cash flow of $84 million.

Discounted Cash Flow Analysis. In its discounted cash flow analysis, Lazard calculated a terminal value for Engility by applying a range of terminal multiples of 7.00 to 8.50x.

Based on the number of outstanding shares of Engility common stock on a fully-diluted basis (calculated using the treasury stock method) as of October 24, 2014, Lazard calculated the value per share of Engility for each resulting measure of total equity value, which per share values are set forth in the table above.

Other Analyses

The analyses and data described below were presented to the Engility board for informational purposes only and did not provide the basis for, and were not otherwise considered in connection with, the rendering of Lazard’s opinion.

52-Week High / Low Trading Prices. Lazard reviewed the range of trading prices of shares of Engility common stock for the 52 weeks ended on October 24, 2014. Lazard observed that, during such period, the daily closing share prices of Engility common stock ranged from $30 per share to $46 per share on November 14, 2013 and April 2, 2014, respectively.

Research Analyst Price Targets. Lazard reviewed recently available equity analyst price targets based on Wall Street equity research reports prepared by equity analysts covering Engility, which indicated target prices that ranged from $42 to $50.

Stand-Alone Analysis—TASC

The ranges of implied equity values of TASC resulting from the financial analyses are summarized in the table below. In performing its stand-alone analysis of TASC, Lazard considered the impact of the value of the tax attributes of TASC. The tax attributes consist of tax-deductible net operating loss carryforwards and other tax attributes, such as TASC’s tax-deductible amortization of goodwill. Lazard valued the tax attributes at $229 million on a stand-alone basis, using a weighted average cost of capital of 8.0% and assuming stand-alone earnings forecasts included in the Engility-Prepared TASC Projections.

Total Equity Value
Based On:	Excluding Tax Asset (Millions)	Including Tax Asset (Millions)
EV/EBITDA	$97 - 186	$326 - 415
Precedent Transactions	$175 - 351	—
Discounted Cash Flow	$193 - 268	$423 - 497

EV/EBITDA Multiples Analysis. With respect to the valuation based on EV/EBITDA multiples, Lazard performed its analysis by using a range of multiples of 8.00 to 9.00x to 2015 estimated EBITDA of $89 million and a net present value of the tax attributes to TASC, on a stand-alone basis, of $229 million.

Selected Precedent Transactions Analysis. Lazard performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial metrics and premia of selected transactions that share some characteristics with the transactions contemplated by the merger agreement, in order to inform its view of the equity value of TASC. In connection with its analysis, Lazard reviewed and compared financial information for the following selected transactions announced between November 2009 and December 2013. The transactions reviewed and the month and year each transaction was announced were as follows:

Date Announced	Acquiror	Target	Transaction Value	Transaction Value/ LTM EBITDA
December 2013	Engility	Dynamics Research	$ 206	8.3x
August 2011	General Dynamics	Vangent	960	11.1x
April 2011	Providence Equity	SRA International	1,823	12.3x
May 2010	CGI	Stanley	1,097	12.3x
November 2009	KKR/General Atlantic	TASC	1,650	10.2x*

*	KKR/General Atlantic/TASC transaction multiple presented as Transaction Value over next twelve months EBITDA.

The selected precedent transactions included were chosen because they involve companies with certain operations, results, business mixes or size and scale that, for the purposes of analysis, may be considered similar to certain operations, results, business mixes or size and scale of TASC (other than TASC in the 2009 transaction). In addition, Lazard chose the selected precedent transactions, because the businesses of the targets involved providing services to the U.S. Government and because of the size of the transactions and the time periods in which the transactions were announced and consummated, among other considerations that Lazard, in its experience and professional judgment, deemed relevant. The foregoing criteria did not identify any additional transactions that, in the experience and professional judgment of Lazard, should have been included in the selected precedent transactions analysis, although other persons might have included other precedent transactions or might not have included all of the precedent transactions that Lazard included in its analysis. In evaluating the precedent transactions, Lazard made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control of TASC.

For each of the selected precedent transactions, Lazard reviewed, based on publicly available information to the extent available, the ratios of transaction value to last twelve months’ (which we refer to as LTM) EBITDA. The ranges for the results of these analyses are summarized in the following table:

Precedent Transactions Multiples
Benchmark	Low	High	Median
Transaction Value / LTM EBITDA	8.3x	12.3x	11.1x

With respect to the valuation based on precedent transaction value to EBITDA multiples, Lazard performed its analysis using a range of multiples of 9.00 to 11.00x 2014 estimated EBITDA of $88 million. This range was selected based on Lazard’s professional judgment and knowledge of the industries in which TASC operates.

Discounted Cash Flow Analysis. In its discounted cash flow analysis, Lazard calculated a terminal value for TASC by applying a range of terminal multiples of 8.00 to 9.00x. Lazard also included a net present value of $229 million of the tax attributes.

Contribution Analysis

Lazard calculated the relative contributions of Engility and TASC to the following estimated financial metrics of New Engility for 2015:

•	Revenue

•	EBITDA

•	EBIT

•	Equity Value

The relative contributions are set forth below. The contribution analysis based on equity value is presented with and without the one-time Engility special cash dividend of approximately $207 million to stockholders of Engility.

Based On:	Engility Contribution	TASC Contribution
2015 Estimated Revenue	56%	44%
2015 Estimated EBITDA	58%	42%
2015 Estimated EBIT	58%	42%
Equity Value (Pre-Dividend)	59%	41%
Equity Value (Post-Dividend)	49%	51%

Implied Equity Value Ratio Analysis

Based on the EV/EBITDA multiple and discounted cash flow valuation analyses, Lazard calculated a range of implied equity value ratios. The ratios reflect the implied equity value of TASC relative to the implied equity value of Engility. The resulting ranges of implied equity value ratios are presented below. The results are presented with and without the one-time Engility special cash dividend of approximately $207 million to the stockholders of Engility and with and without the net present value of the tax attributes for New Engility. Lazard valued the tax asset at $400 million for New Engility using a weighted average cost of capital of 8.0% and assuming pro forma earnings forecasts included in the Pro Forma Combined Projections.

Implied Exchange Ratio
	Pre-Dividend	Post-Dividend
Excluding Tax Asset
EV/EBITDA	.13x - .33x	.18x - .53x
Discounted Cash Flow	.22x - .36x	.28x - .50x
Including Tax Asset
EV/EBITDA	.67x - 1.05x	.94x - 1.68x
Discounted Cash Flow	.66x - .90x	.86x - 1.24x

“Has-Gets” Analysis From the Perspective of the Engility Stockholders

Lazard reviewed and analyzed certain financial information, multiples and ratios in order to compare the stand-alone per share value of Engility to the pro forma per share value of New Engility after giving effect to the transactions contemplated by the merger agreement, including:

•	Engility special cash dividend to Engility stockholders

•	Full run-rate cost synergies of $50 million

•	49% / 51% ownership split of New Engility by former Engility and TASC stockholders, respectively,

in each case from the perspective of Engility stockholders.

For the analysis, Lazard conducted a per share analysis based on financial metrics that included EV/EBITDA multiples, Free Cash Flow Yield and discounted cash flow. Accordingly, Lazard performed (1) an EV/EBITDA multiples analysis (based on 2015 EV/EBITDA multiples), (2) a Free Cash Flow Yield analysis based on 2015 and 2016 estimated free cash flows and (3) a discounted cash flow analysis, in each case for Engility on a stand-alone basis and a pro forma basis. The pro forma analyses were conducted assuming the consideration to be received by Engility stockholders (after giving effect to the Engility/TASC merger) was comprised of one share of New Engility common stock per share of Engility common stock plus the one-time Engility special cash dividend of approximately $207 million payable to Engility stockholders on a pro rata basis in the amount of approximately $11.40 per share.

With respect to the per share value based on the EV/EBITDA analysis, Lazard used a range of 7.00 to 8.50x 2015 Engility stand-alone EBITDA, a range of 7.50 to 8.75x 2015 estimated EBITDA for New Engility after consummation of the transactions contemplated by the merger agreement, realization of full run-rate cost synergies of $50 million and a net present value of the tax attributes of $400 million to New Engility. The range of 7.50 to 8.75x 2015 estimated EBITDA multiple is the average of the multiples for Engility and TASC of 7.00 to 8.50x 2015 estimated EBITDA and 8.00 to 9.00x 2015 estimated EBITDA, respectively.

With respect to the per share value based on Free Cash Flow Yield, Lazard assumed, both prior to and after consummation of the transactions contemplated by the merger agreement, free cash flow yield of 12.0 to 15.0% applied to 2015 and 2016 estimated free cash flows. For New Engility, at the direction of the Engility board, Lazard assumed realization of cost synergies of $13 million in 2015 (less $3 million in certain integration costs) and $36 million in 2016 (less $1 million in certain integration costs) that are included in the Pro Forma Combined Projections.

With respect to the per share value based on discounted cash flow analysis, Lazard used a terminal multiple range of 7.00 to 8.50x for Engility stand-alone, and a range of 7.50 to 8.75x for New Engility after consummation of the transactions contemplated by the merger agreement, and net present value of the tax attributes of $400 million to New Engility, using a weighted average cost of capital of 8.0%.

These analyses indicated that, based on the ownership split of 49% / 51% for former Engility and TASC stockholders, respectively, of New Engility provided for in the transactions contemplated by the merger agreement, the ranges of per share values of Engility could increase or (decrease) as follows:

	Engility Value Per Share
Based On:	“Has”	Gets (Including Cost Synergies and Tax Attributes)	Increase / (Decrease) From “Has” Midpoint Range
EV/EBITDA	$31 - 41	$43 - 52	35%
FCF Yield (2015E)	$31 - 39	$30 - 35	(6%)
FCF Yield (2016E)	$30 - 38	$39 - 46	25%
Discounted Cash Flow	$41 - 49	$51 - 59	22%

Miscellaneous

Lazard prepared these analyses solely for purposes of, and the analyses were delivered to the Engility board in connection with, the provision of Lazard’s opinion to the Engility board on October 28, 2014, that as of such date, and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in Lazard’s opinion, the Engility merger consideration, together with the Engility special cash dividend, to be received by the stockholders of Engility in the transactions contemplated by the merger agreement, after giving effect to the Engility/TASC merger, was fair, from a financial point of view, to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect or purport to reflect the prices at which businesses or securities actually may be sold or the prices at which any securities have traded or may trade at any time in the future. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Lazard nor any other person assumes responsibility if future results are materially different from those forecast.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard, in the past has provided, currently is providing and in the future may provide certain investment banking services to stockholders of TASC and certain of their respective affiliates, for which Lazard has received and may receive compensation. In the two years prior to the date of its opinion, Lazard and its affiliates were paid fees in the aggregate of approximately $15.5 million for investment banking services provided to stockholders of TASC and certain of their respective affiliates and portfolio companies. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Engility for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Engility, TASC and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

In connection with Lazard’s services as financial advisor to the Engility board with respect to the transactions contemplated by the merger agreement, the Engility board agreed to pay Lazard a fee of $2.5 million, all of which was payable on October 28, 2014, the date that Lazard rendered its opinion to the Engility board, plus an additional $0.5 million in the sole discretion of the Engility board based on its satisfaction with the services provided by Lazard. Engility has also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or be related to Lazard’s engagement, including certain liabilities under U.S. federal securities laws.

Lazard did not recommend any specific transactions or consideration to the Engility board or to Engility or that any given transactions contemplated by the merger agreement or consideration constituted the only appropriate transactions or consideration. In connection with its engagement, Lazard was not involved in the negotiation or execution of the transactions contemplated by the merger agreement. In addition, Lazard’s opinion does not address the relative merits of the transactions contemplated by the merger agreement as compared to any other transaction or business strategy in which Engility might engage or the merits of the underlying decision by Engility to engage in the transactions contemplated by the merger agreement. The decision to enter into the merger agreement was solely that of the Engility board. As described above, the opinion of Lazard was one of many factors taken into consideration by the Engility board in making the determination to approve the merger agreement. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Engility board with respect to the transactions consideration.

The Engility board selected Lazard to act as its financial advisor in connection with the transactions contemplated by the merger agreement based on Lazard’s qualifications, experience, reputation and familiarity with Engility and its businesses. Lazard is an internationally recognized investment banking firm providing a broad range of financial advisory and securities services.

Recommendation of the TASC Board

At a special meeting of the TASC board held on October 24, 2014, the TASC board approved and declared advisable the merger agreement, the TASC merger and the other transactions contemplated by the merger agreement upon the terms and subject to the conditions set forth in the merger agreement, determined that the TASC merger and the other transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of, TASC and its stockholders, directed that the merger agreement be submitted to TASC stockholders for adoption, and recommended that TASC stockholders approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby, including the TASC merger. ACCORDINGLY, THE TASC BOARD OF DIRECTORS RECOMMENDS THAT TASC STOCKHOLDERS APPROVE THE TASC MERGER, ADOPT THE MERGER AGREEMENT AND APPROVE THE TRANSACTIONS CONTEMPLATED THEREBY.

TASC’s Reasons for the Transactions

In considering TASC’s reasons for the transactions contemplated by the merger agreement, you should be aware that TASC’s directors may have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of TASC stockholders generally. These interests are described in the section entitled “The Mergers—Interests of Directors and Executive Officers in the Transactions—Interests of Directors and Executive Officers of TASC in the Transactions” beginning on page 103.

In the course of reaching their decision, the members of the TASC board consulted with TASC’s management and legal advisors, reviewed a significant amount of information and considered a number of factors, both positive and negative, and potential benefits and detriments of the merger to TASC and TASC stockholders. The TASC board believed that, taken as a whole, the following factors supported its decision to approve the transactions contemplated by the merger agreement:

•	the belief that, based on the TASC board’s assessment of the value of TASC as an independent company, the value implied by the merger consideration to be received by TASC stockholders is attractive;

•	the future prospects if TASC were to remain independent as compared to the prospects of the combined company, given the competitive landscape and the business, financial, execution and other risks associated with continued independence, as well as current industry, economic and market conditions and trends;

•	the strategic benefits of the proposed transaction with Engility that the TASC board believed could result from, among other factors, the complementary nature of TASC’s and Engility’s businesses and the anticipated cost synergies;

•	the results of the due diligence investigation that TASC’s management conducted with the assistance of its advisors on Engility with respect to certain matters, including Engility’s historical financial condition, results of operations, business and prospects of Engility, and the business reputation and capabilities of Engility and its management;

•	the opportunity for TASC stockholders to be able to participate in the future growth of the combined company and hold shares of a publicly traded company because the merger consideration consists solely of stock;

•	the potential that the combined company will continue to benefit from TASC’s tax attributes which will significantly reduce net cash tax expense over a number of years and enhance free cash flow;

•	the fact that the combined company will benefit from a diversified and balanced portfolio across the government services industry and, due to its expected size and scale, from a broader services offering;

•	the belief that the transactions contemplated by the merger agreement are more favorable to TASC stockholders than the other potential alternatives involving TASC, including continued growth as an independent privately held company, and, in light of the considerations around other potential partners, the TASC board’s belief that Engility was the best strategic partner for TASC given the complementary nature of its business;

•	the belief that the condition that the financing necessary to consummate the transactions contemplated by the merger agreement be obtained will be satisfied and therefore increase the likelihood that the transactions contemplated by the merger agreement will be consummated;

•	the likelihood that the transactions contemplated by the merger agreement will be consummated on a timely basis in light of, among other things, the conditions to the merger and the likelihood of the transactions receiving all necessary approvals;

•	the parties’ expectation and intention that, for U.S. federal income tax purposes, each of the TASC merger (together with the TASC conversion), the Engility merger and the Engility/TASC merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the belief that the terms of the merger agreement and the other transaction documents, taken as a whole, provide a significant degree of certainty that the transaction will be completed, including the facts that (i) the merger agreement provides for a termination fee of $15.6 million payable to TASC in certain circumstances, as more fully described in the section entitled “The Merger Agreement—Termination Fees; Expenses” beginning on page 145, (ii) the merger agreement requires TASC and Engility to use reasonable best efforts to obtain the required consents from governmental entities, including by agreeing to the divestiture or disposition of, or prohibition or limitation on, the ownership or operation of any business, properties or assets of TASC, Engility or any of their respective subsidiaries, except if such divestiture, disposition, prohibition or limitation would, individually or in the aggregate, reasonably be expected to be materially adverse to Engility and its subsidiaries or TASC and its subsidiaries, each taken as a whole, as more fully described in the section entitled “The Merger Agreement—Conditions to the Mergers” beginning on page 141 and (iii) there are limited circumstances in which Engility may terminate the merger agreement, as more fully described in the section entitled “The Merger Agreement—Termination” beginning on page 144; and

•	the determination that the terms of the merger agreement (including the parties’ representations, warranties and covenants and the conditions to their respective obligations) are reasonable under the circumstances.

In the course of reaching their decision, the members of the TASC board also considered a number of potentially negative factors including, among others, the following:

•	the fact that there can be no assurance that all conditions to the parties’ obligations to consummate the transactions contemplated by the merger agreement will be satisfied and, as a result, the transactions contemplated by the merger agreement might be delayed or not be completed, including due to a failure to obtain the required stockholder approvals or financing in accordance with the terms agreed upon by the parties, or due to a failure of other closing conditions, and the resulting risks to TASC and its stockholders (including with respect to the diversion of management and employee attention, potential employee attrition and potential adverse effects on TASC’s customer or other commercial relationships following the announcement of a transaction);

•	the restrictions on TASC’s business during the pendency of the transactions contemplated by the merger agreement (which may delay or prevent TASC from undertaking certain opportunities that may arise during such time);

•	the possibility that the transactions might not be consummated, including as a result of the ability of the Engility board, under certain circumstances, to change its recommendation that Engility stockholders vote in favor of the approval of the Engility merger and the merger agreement in response to certain acquisition proposals and certain intervening events and, subject to certain specified conditions, to terminate the merger agreement to accept a superior acquisition proposal, and, if the transactions are not consummated, the materially adverse impact such event could have on TASC’s financial condition, results of operations and business;

•	the restrictions on TASC’s ability to solicit, negotiate, or provide information with respect to, any alternative transaction proposal, which the members of the TASC board understood was a condition to Engility’s willingness to enter into a transaction, which the TASC board believed could have the effect (in combination with the voting agreement) of discouraging third parties from submitting alternative proposals for a business combination with TASC, but which the TASC board determined was fair and reasonable to TASC and its stockholders in light of (among other things) the benefits of the transactions contemplated by the merger agreement to TASC stockholders;

•	the risks that the financial results or stock price of the combined entity might decline, including the possible adverse effects on the stock price and financial results of the combined entity if any expected benefits or synergies are not obtained on a timely basis or at all;

•	the substantial expenses to be incurred in connection with the mergers and other transactions contemplated by the merger agreement;

•	the risk that the combined company may not be able to successfully integrate the businesses, personnel and operations of TASC and Engility and, as a result, may not be able to realize the potential benefits and anticipated cost synergies;

•	the fact that some of TASC’s directors and executive officers, in evaluating and negotiating the merger agreement, the transactions contemplated thereby and in recommending to TASC stockholders that the merger agreement be adopted and the transactions contemplated thereby be approved, may have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, those of TASC stockholders generally, including as a result of employment and compensation arrangements and the manner in which they could be affected by the transactions contemplated by the merger agreement;

•	the fact that completion of the transactions contemplated by the merger agreement is conditioned upon receipt of the financing necessary to consummate the transactions contemplated by the merger agreement;

•	the fact that the merger agreement provides that the parties will not be obligated to consummate the transactions contemplated by the merger agreement if TASC fails to receive the written opinion from Deloitte Tax LLP to the effect that (i) the mergers, taken together with the other transactions contemplated by the merger agreement and occurring on the closing date, and taking into account the issuance of the maximum number of shares of Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date, will not result in an ownership change of TASC within the meaning of Section 382(g) of the Code and (ii) TASC will not have had a cumulative owner shift under Section 382 of the Code of more than 49.1 percentage points during the “testing period” (as defined in Section 382(i) of the Code) ending on the closing date after giving effect to the mergers and the other transactions contemplated by the merger agreement and taking into account the issuance of the maximum number of shares of Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date;

•	the fact that the merger consideration does not include a cash component to allow TASC stockholders to achieve some immediate liquidity with respect to their investment in TASC;

•	the fact that, in the stockholders agreement, certain stockholders of TASC will agree generally not to transfer any of their shares of New Engility common stock for a specified period following completion of the transactions contemplated by the merger agreement and that the New Engility charter will contain restrictions on direct and indirect acquisitions and dispositions of New Engility common stock and certain other interests in New Engility that are treated as stock for tax purposes that will apply to direct and indirect holders of (or persons who would become holders of) 4.9% or more of New Engility common stock or certain other interests in New Engility that are treated as stock for tax purposes; and

•	other risks and uncertainties as described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 33 and 43, respectively.

While the members of the TASC board considered potentially positive and potentially negative factors, they concluded that, overall, the potentially positive factors outweighed the potentially negative factors. Accordingly, the TASC board determined that the TASC merger, the terms thereof and the other transactions contemplated by the merger agreement are advisable, and fair to, and in the best interests of TASC and its stockholders and recommended that TASC stockholders approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby.

The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the members of the TASC board in their consideration of the merger agreement and the transactions contemplated thereby, but is merely a summary of the material positive factors and material negative factors considered by the members of the TASC board in that regard. In view of the number and variety of factors and the amount of information considered, the members of the TASC board did not find it practicable to, and did not make specific assessments of, quantify, or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the members of the TASC board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the TASC board may have given different weights to different factors. Based on the totality of the information presented, the members of the TASC board reached the decision to approve the merger agreement, the TASC merger and the other transactions contemplated by the merger agreement in light of the factors described above and other factors that the members of the TASC board felt were appropriate.

This explanation of TASC’s reasons for the transactions contemplated by the merger agreement and other information presented in this section contains statements that are forward-looking in nature and, therefore, should be read in light of the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43.

Interests of Directors and Executive Officers in the Transactions

Interests of Directors and Executive Officers of TASC in the Transactions

In considering the recommendation of the TASC board that TASC stockholders approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby, TASC stockholders should be aware that members of the TASC board and TASC’s executive officers have interests in the transactions contemplated by the merger agreement that may be different from, in addition to, or may conflict with the interests of TASC stockholders generally. These interests relate to or arise from, among other things:

•	The cancellation and cash-out of outstanding stock options held by TASC directors and executive officers.

•	The employment agreements with the executive officers that provide severance compensation in connection with certain terminations of employment.

•	The transaction related payment that TASC director Lynn A. Dugle will receive if the mergers are completed before June 30, 2015.

•	The appointment of current TASC directors Peter A. Marino, Steven A. Denning, David M. Kerko and Lynn A. Dugle as directors of the combined company following completion of the mergers and the other transactions contemplated by the merger agreement.

•	The appointment of John P. Hynes, Jr., the current president and chief executive officer of TASC, and Wayne M. Rehberger, the current senior vice president and chief financial officer of TASC, as chief operating officer and chief financial officer, respectively, of the combined company following completion of the mergers and the other transactions contemplated by the merger agreement.

•	The right to continued indemnification and insurance coverage for directors and executive officers of TASC following completion of the mergers and the other transactions contemplated by the merger agreement, pursuant to the terms of the merger agreement, as described in more detail below.

The TASC board was aware of these potential differing interests and considered them, among other matters, in reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the TASC merger, and to recommend that TASC stockholders approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby. Other than full disclosure of these potential conflicts of interest, the TASC board did not take any other steps to alleviate such potential conflicts of interest since it did not consider such potential conflicts of interest to be material in connection with its decision to approve the merger agreement and the transactions contemplated thereby, including the TASC merger.

As of the close of business or the TASC record date, directors and executive officers of TASC owned and were entitled to vote, in the aggregate, 336,666 shares of TASC common stock, or approximately 0.19% of the shares of TASC common stock outstanding on that date.

Stock Options

Under the Stock Incentive Plan for Key Employees of TASC Parent Corporation and its Affiliates, TASC’s directors and executive officers have previously been granted stock options that vest based upon the achievement of performance metrics (which we refer to as performance-based stock options) and stock options that vest solely based upon the passage of time (which we refer to as time-based stock options). At the effective time of the TASC merger, all outstanding stock option awards will be converted into stock options denominated in shares of capital stock of Merger Sub One. Immediately prior to the effective time of the Engility/TASC merger, each outstanding stock option will be cancelled. In consideration for the cancellation of the time-based stock options, TASC’s directors and executive officers who hold such stock options will receive a cash payment equal to either (i) for each share underlying such options, the value of the Engility/TASC merger consideration to be received by TASC stockholders in respect of each share of Merger Sub One common stock as of the closing minus $1.50 for stock options with an exercise price of $1.50 (which we refer to as the $1.50 options), or (ii) an amount based on a Black Scholes valuation for stock options with an exercise price of $3.00 (which we refer to as the $3.00 options). The $3.00 options held by TASC’s directors and executive officers will be cancelled for a cash payment of either $0.66 or $0.69 per share underlying the option depending on the grant date of the option. Any performance-based stock options that are held by TASC’s directors and executive officers will be cancelled for no value. TASC’s directors and executive officers do not hold any time-based stock options with an exercise price of $5.00.

The table below sets forth, as of January 14, 2015, information with respect to time-based options held by each of the non-employee directors of TASC as of such date.

Name	$3.00 Options (1)	Expected Cash Payment with respect to $3.00 Options (2)	$1.50 Options (1)	Expected Cash Payment with respect to $1.50 Options (3)
Peter A. Marino	100,000	$69,000	1,565,000	$2,752,835
T. Wood Parker	11,444	$7,896	830,836	$1,461,441
John W. Barter	22,888	$15,793	75,532	$132,861
Steven A. Denning	11,444	$7,896	37,768	$66,434
Jamie H. Greene Jr.	11,444	$7,896	37,768	$66,434
David M. Kerko	11,444	$7,896	37,768	$66,434
David J. Topper	0	$0	40,000	$70,360
Philip P. Trahanas (4)	11,444	$7,896	37,768	$66,434
Lynn A. Dugle	0	0	0	0
TOTAL	180,108	$124,273	2,662,440	$4,683,232

(1)	All options will be cancelled immediately prior to completion of the transactions contemplated by the merger agreement.
(2)	Expected cash payment of $0.69 per share underlying the option based on a Black-Scholes valuation of the option.
(3)	Cash payment based on an estimated value per share of the Engility/TASC merger consideration on January 14, 2015 of $3.259. Actual payment amount will be based on the value of the Engility/TASC merger consideration to be received in respect of each share of TASC common stock.
(4)	Mr. Trahanas resigned effective August 1, 2014.

The table below sets forth, as of January 14, 2015, information with respect to time-based options held by each of the executive officers of TASC as of such date.

Name (1)	$3.00 Options (2)	Expected Cash Payment with respect to $3.00 Options (3)	$1.50 Options (2)	Expected Cash Payment with respect to $1.50 Options (4)
John P. Hynes, Jr.	570,836	$378,877	1,500,000	$2,638,500
Wayne M. Rehberger	75,000	$51,750	925,000	$1,627,075
Bradley W. Kopp	25,000	$17,250	151,064	$265,722
Clifford E. Greenblatt	35,000	$24,150	500,000	$879,500
TOTAL	705,836	$472,027	3,076,064	$5,410,797

(1)	Effective October 31, 2014, James G. Lawler, TASC’s former Chief Human Resource Officer, resigned. In connection with his resignation, he forfeited all of his unvested options. His vested options expired on November 30, 2014, and therefore he will not receive any payment in connection with the transactions contemplated by the merger agreement.
(2)	All options will be cancelled immediately prior to completion of the transactions contemplated by the merger agreement.
(3)	Expected cash payment of $0.66 or $0.69 per share underlying the option depending on the grant date of the option, based on a Black-Scholes valuation of the option.
(4)	Cash payment based on an estimated value per share of the Engility/TASC merger consideration on January 14, 2015 of $3.259. Actual payment amount will be based on the value of the Engility/TASC merger consideration to be received in respect of each share of TASC common stock.

Directors

Upon completion of the Engility/TASC merger, the current TASC directors Peter A. Marino, Steven A. Denning, David M. Kerko and Lynn A. Dugle will be appointed to serve as directors of the combined company. While the specific compensation program for 2015 has not been determined, following completion of the transactions contemplated by the merger agreement, it is currently expected that the director nominees designated by Birch Partners will participate in substantially the same cash and equity compensation program in effect for Engility directors immediately preceding the mergers.

Upon a completion of the transactions contemplated by the merger agreement prior to June 30, 2015, Lynn A. Dugle is entitled to receive a one-time fee of $75,000 payable by TASC, Inc. pursuant to a letter agreement by and between Ms. Dugle and TASC, Inc. dated October 10, 2014.

Employment Agreements

TASC executive officers are parties to employment agreements with TASC. These employment agreements each provide for severance benefits in the event of certain terminations of employment. In the event of involuntary termination by TASC without “cause” or termination by the executive for “good reason” (each as described in the employment agreements) and conditioned upon the execution of a general release agreement, such executive officer would receive: (i) a pro rata annual bonus in respect of the year of termination payable when such bonuses are paid to active employees (for Mr. Rehberger, this amount is to be paid at his target bonus level); (ii) payable over a period of 18 months, 1.5 times the sum of (x) such executive officer’s then-current base salary and (y) the average annual bonus actually received by such executive officer for the two years preceding the year of termination; and (iii) a lump sum payment equal to the estimated costs of COBRA premiums for 18 months from the date of termination. In addition to the above severance benefits, each executive officer is entitled to the earned but unpaid bonus for 2014, and Mr. Kopp also is entitled to receive a lump sum payment equal to the annual car allowance, if any, paid to him in the year prior to his termination. Assuming (i) the closing of the mergers was completed on January 14, 2015, (ii) all of TASC’s executive officers experienced a qualifying termination on such date and (iii) 2015 annual bonuses were paid at target level, the total severance compensation potentially payable to Messrs. Hynes, Rehberger, Kopp and Greenblatt is $2,367,721, $1,543,895, $592,310 and $767,569, respectively.

Following completion of the transactions contemplated by the merger agreement, Mr. Hynes, the current president and chief executive officer of TASC, and Mr. Rehberger, the current senior vice president and chief financial officer of TASC, will become chief operating officer and chief financial officer, respectively, of the combined company.

Indemnification and Insurance

The merger agreement provides that the combined company will continue to indemnify and hold harmless each present and former director and officer of TASC with respect to acts or omissions occurring at or prior to completion of the transactions contemplated by the merger agreement as provided in the organizational documents of TASC.

In addition, the combined company will maintain in effect, for a period of six years following completion of the transactions contemplated by the merger agreement, including the mergers, the coverage provided by the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by TASC and its subsidiaries with respect to claims arising at or before the time of completion of the transactions contemplated by the merger agreement, except that in no event will the combined company be required to pay an annual premium for such insurance in excess of 250% of the aggregate annual premium payable by TASC for such insurance policy for the year ended December 31, 2013 (which we refer to as the maximum amount). In lieu of the foregoing, TASC may purchase a “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy covering that six-year period following completion of the transactions contemplated by the merger agreement with respect to claims arising at or before the time of completion of such transactions, except that without Engility’s consent the cost of such “tail” policy must not exceed the maximum amount.

Interests of Directors and Executive Officers of Engility in the Transactions

In considering the recommendation of the Engility board that Engility stockholders vote to approve the Engility merger and the merger agreement, Engility stockholders should be aware that members of the Engility board and Engility’s executive officers have interests in the Engility/TASC merger, and the other transactions contemplated by the merger agreement, that may be different from, in addition to, or may conflict with the interests of Engility’s stockholders generally. The Engility board was aware of these potentially different or conflicting interests and considered them, among other matters, in reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the Engility merger and the Engility/TASC merger, and to recommend that Engility stockholders vote in favor of approving the Engility merger and the merger agreement.

Continuing Services as Director on the New Engility Board

The New Engility board after the consummation of the mergers will include all of the directors from the Engility board immediately prior to the consummation of the mergers. The Engility board presently consists of seven directors, including Engility’s chief executive officer. While the specific compensation program for 2015 has not been determined, it is currently expected that the compensation for non-employee directors of New Engility will be substantially similar to the compensation program for Engility non-employee directors immediately prior to the effective time of the mergers. For a discussion of the New Engility board, see the section entitled “The Mergers—New Engility’s Board of Directors and Management Following the Mergers” beginning on page 112.

Stock Options and Other Stock-Based Awards

Under the Engility Amended and Restated 2012 Long Term Performance Plan, the Engility/TASC merger will constitute a “change in control” of Engility. As a result of the change in control, the vesting of certain unvested equity awards and equity-based awards (which currently include stock options, restricted stock units and performance shares) will be accelerated pursuant to the terms of the applicable awards agreements. Specifically, at the effective time of the Engility/TASC merger, upon the terms and subject to the conditions of the merger agreement:

•	each unvested option to purchase shares of Engility common stock (which we refer to as Engility options) will vest and be assumed by New Engility and continue in accordance with the existing terms of such Engility options, with the exercise price adjusted to reflect the full amount of the Engility special cash dividend, provided, that to the extent that adjusting the exercise price by the full amount of the Engility special cash dividend results in the exercise price of such Engility options falling below 25% of the fair market value of the shares underlying such Engility options, such excess portion of the Engility special cash dividend will be paid to holders of the affected Engility options in cash;

•

each Engility restricted stock unit (which we refer to as the Engility RSUs) held by Engility employees will vest and will be settled in shares of New Engility common stock immediately following the consummation of the mergers and such holders of Engility RSUs will also receive payment of the Engility special cash dividend, except for Engility RSUs held by certain Engility executive officers and each member of the Engility board, who each have agreed to waive their rights to accelerated vesting of their Engility RSUs (and the vesting of the related Engility special cash dividend with respect to such awards) as of the effective time of the Engility/TASC merger (which we refer to as the excepted Engility RSUs), subject to the condition that after the occurrence of the Engility/TASC merger, (i) in the case of a director of Engility, in the event the director is requested by the New Engility board to resign for any reason, other than for cause relating to his performance as a director, prior to the end of any restricted period relating to any restricted stock units outstanding as of the date of the waiver, then such restricted stock units will automatically vest as of the date of termination and be settled in shares of New Engility common stock and/or cash (together with the payment of the Engility special cash dividend) and (ii) in the case of an executive officer of Engility, in the event New Engility terminates his employment without “cause” or if the executive officer terminates his employment for “good reason,” in each case prior to the end of any restricted period relating to any restricted stock units outstanding as of the date of the waiver, then such restricted stock units will automatically vest as of the date of termination and be settled in shares of New Engility common stock and/or cash (together with the payment of the Engility special cash dividend). The excepted Engility RSUs will be assumed by New Engility and will vest and settle (together with the payment of the Engility special cash dividend) in accordance with their terms and the terms of the applicable waivers; and

•	each share of Engility common stock subject the Engility performance share awards granted during the first quarter of 2014 (which we refer to as the 2014 Engility performance shares) and the related accrual of the Engility special cash dividend with respect to such performance shares, will be reduced to the “target” amount of shares prior to the consummation of the mergers, and all 2014 Engility performance shares forfeited as a result will be cancelled by Engility. Because Engility performance shares are granted, subject to forfeiture, at 200% of the “target” amount, the Engility/TASC merger will have the effect of causing the forfeiture of half of the restricted shares granted pursuant to the 2014 Engility performance share awards. The shares of Engility common stock subject to the Engility performance share awards granted during the first quarter of 2013 (which we refer to as the 2013 Engility performance shares, and together with the 2014 Engility performance shares, the performance shares) and the related accrual of the Engility special cash dividend with respect to such performance shares will be determined at the closing of the mergers based on Engility’s actual performance as of that date. Any performance shares not earned based on the shortened performance period will be forfeited to and cancelled by Engility. The portion of both the 2013 Engility performance shares and the portion of the 2014 Engility performance shares not forfeited (as discussed above) will be assumed by New Engility and, in accordance with the terms of the applicable award agreements, will vest upon the earlier of (i) the end of the three-year performance period applicable to such performance shares or (ii) the date that the employment of the holder of such performance shares terminates for “good reason,” without “cause” or as a result of death, disability or a qualifying retirement event.

Based upon equity compensation holdings as of January 14, 2015, Mr. Smeraglinolo held 7,896 unvested Engility options, with a weighted average exercise price of $16.83. No other directors or other executive officers of Engility held any unvested Engility options as of January 14, 2015.

Based upon equity compensation holdings as of January 14, 2015, the number of unvested Engility RSUs held by the executive officers and non-employee directors of Engility are as follows: Mr. Smeraglinolo, 67,941; Mr. Alber, 70,130; Mr. Miiller, 45,565; Mr. Reed, 33,872; the two other executive officers of Engility (as a group), 36,116; and the six non-employee directors of Engility (as a group), 11,790.

Based upon equity compensation holdings as of January 14, 2015, the number of shares of Engility common stock eligible to be delivered with respect to 2013 Engility performance shares (at maximum payout amounts) and 2014 Engility performance shares (at target payout amounts), respectively, held by the executive officers of Engility are as follows: Mr. Smeraglinolo, 49,200 and 15,325; Mr. Alber, 33,028 and 8,818; Mr. Miiller, 16,014 and 4,676; Mr. Reed, 15,764 and 4,810; and the two other executive officers of Engility (as a group), 20,890 and 5,710. Non-employee directors of Engility have not received grants of performance shares.

Severance Arrangements with Engility Executive Officers

Each of Engility’s executive officers are covered by the Engility Holdings, Inc. Change in Control Severance Plan, which provides the executive officers with a cash severance benefit for a termination of employment by Engility in connection with a change in control, other than a termination for “cause,” disability or death, or if the executive officer resigns for “good reason.” In such situations, the executive officer will receive, in addition to any accrued and unpaid benefits, an amount equal to the sum of (i) his base salary and annual cash incentive bonus, averaged over the past three years (or such shorter period as the executive officer has been with Engility), multiplied by the applicable severance multiple, and (ii) either (A) if determinable on the date of termination, the amount of the executive officer’s bonus actually payable to him or (B) the executive officer’s average bonus over the past three years (or such shorter period as the executive officer has been with Engility), multiplied by the applicable bonus fraction. For a further description of the Engility Holdings, Inc. Change in Control Severance Plan, including information on the applicable severance multiples and bonus fraction, see footnote 1 to the table entitled “Golden Parachute Compensation” in the section entitled “Interests of Directors and Executive Officers in the Transactions—Quantification of Potential Payments to Engility Named Executive Officers in Connection with the Mergers” below.

Continuing Employment with New Engility

Under the merger agreement, upon completion of the mergers, the officers of Engility immediately before the effective time of the Engility merger will be officers of New Engility. In addition, John P. Hynes, Jr., TASC’s president and chief executive officer, and Wayne M. Rehberger, TASC’s senior vice president and chief financial officer, will serve as chief operating officer and chief financial officer, respectively, of New Engility. While the specific compensation programs for 2015 have not been determined, it is currently expected that the executive officers of Engility (other than Mr. Alber, who will cease to be senior vice president and chief financial officer of Engility immediately prior to, and contingent upon, the effective time of the Engility merger) will continue their employment with New Engility following the effective times of the mergers on substantially similar terms and conditions as those terms and conditions in existence immediately prior to the effective time of the mergers.

Acceleration of Payments under Engility 2014 Annual Incentive Compensation Plan

On December 10, 2014, the compensation committee of the Engility board certified the performance measures under Engility’s 2014 Annual Incentive Compensation Plan and determined to make 90% of the earned payments thereunder to each of Engility’s executive officers and other participants in Engility’s 2014 Annual Incentive Compensation Plan. The compensation committee considered the tax benefit for both Engility and each executive officer in making its determination.

Performance Retention Awards

The compensation committee of the Engility board has agreed in principle, subject to final approval by the Engility board, that a pool will be established in respect of performance retention awards, in the form of performance units to be issued under Engility’s Amended and Restated 2012 Long Term Performance Plan, to be granted to certain New Engility executive officers after the 20th trading day following the closing. It is anticipated that these performance units will be settled in either cash or shares of New Engility common stock at the compensation committee’s election. The aggregate grant date value of the performance retention award pool, valued at the target level of such awards, is expected to be, subject to approval by the Engility board, approximately $7 million; the maximum amount of cash and/or stock payable to each of the New Engility executive officers is expected to be capped at 200% of the target level of the performance units and the minimum amount would be 50% of the target level. The target level is expected to be 1.5 times the target 2015 Long Term Incentive Plan amounts for eligible participants. The number of performance units to be issued is anticipated to be based on the volume weighted average price per share of New Engility common stock for the 20 trading days immediately following the closing. The performance units issued under the retention awards are expected to be subject to time vesting, which would be three-year cliff vesting from the grant date, and performance-based vesting, which would be based on achieving reductions in New Engility’s net debt to adjusted EBITDA ratio (as calculated under New Engility’s credit facility that will be established at the closing). In order for such performance units to vest, both anticipated vesting conditions would have to be met. Notwithstanding the foregoing, it is anticipated that those executive officers receiving performance retention awards would be entitled to partial or full vesting of such awards upon certain events, including in connection with a change in control or such executive officer’s death, disability and certain terminations or resignations of employment. Once approved by the Engility board, these performance retention awards may be revoked or otherwise reduced by the Engility board at any time prior to the date the award is issued following the mergers.

Quantification of Potential Payments to Engility Named Executive Officers in Connection with the Mergers

Set forth below is information about the compensation for each Engility “named executive officer” that is based on or otherwise relates to the mergers. Engility’s named executive officers for purposes of the disclosure in this section of this joint proxy/consent solicitation statement/prospectus are the following individuals:

•	Anthony Smeraglinolo, President and Chief Executive Officer;

•	Michael J. Alber, Senior Vice President and Chief Financial Officer;

•	Thomas O. Miiller, Senior Vice President, General Counsel and Corporate Secretary;

•	Craig R. Reed, Senior Vice President, Strategy and Corporate Development; and

•	Thomas J. Murray, Senior Advisor, Human Resources; former Vice President, Human Resources.

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on or otherwise relates to the mergers that may become payable to each of Engility’s named executive officers (which we refer to as golden parachute compensation). See the sections entitled “—Interests of Directors and Executive Officers of Engility in the Transactions—Stock Options and Other Stock-Based Awards” and “—Interests of Directors and Executive Officers of Engility in the Transactions—Severance Arrangements with Engility Executive Officers” beginning on pages 106 and 107, respectively.

The amounts set forth below represent an estimate of each named executive officer’s golden parachute compensation, assuming the following:

•	that consummation of the Engility/TASC merger constitutes a change in control for purposes of the applicable compensation plan or agreement;

•	that the change in control was consummated on January 14, 2015;

•	each named executive officer’s employment is terminated by Engility (or any successor entity following a change in control) without “cause” or by the executive with “good reason” immediately following the change in control; and

•	the value of the vesting acceleration of the named executive officers’ equity awards is calculated assuming a price per share of Engility common stock of $42.94 (the average closing market price of a share of Engility common stock on the NYSE over the first five business days following the first public announcement of the merger agreement), except as otherwise noted below for the 2013 performance shares.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this joint proxy/consent solicitation statement/prospectus. As a result, the golden parachute compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation

Name	Cash (1)	Equity (2)	Pension/ NQDC	Perquisites/ Benefits (3)	Tax Reimbursement	Other	Total (4)
Anthony Smeraglinolo	$5,034,982	$5,122,648	—	$87,072	—	—	$10,244,702
Michael J. Alber	$2,820,418	$4,290,199	—	$95,712	—	—	$7,206,328
Thomas O. Miiller	$1,634,825	$2,593,759	—	$84,860	—	—	$4,313,444
Craig R. Reed	$1,687,377	$2,090,646	—	$68,425	—	—	$3,846,448
Thomas J. Murray	$889,816	$1,690,062	—	$70,508	—	—	$2,650,386

(1)

The amounts in this column represent “double trigger” severance benefits payable to Engility’s named executive officers pursuant to the Engility Holdings, Inc. Change in Control Severance Plan in the event that the named executive officer is terminated by Engility (or any successor entity following a change in control) for any reason other than for “cause,” death or disability or if the named executive officer resigns for “good reason.” Such amounts represent a lump sum equal to the sum of (i) the named executive officer’s base salary and annual cash incentive bonus, averaged over the past three years (or such shorter period as the executive officer has been with Engility), multiplied by the applicable severance multiple, and (ii) either (A) if determinable on the date of termination, the amount of the executive officer’s bonus actually payable to him or (B) the named executive officer’s average bonus over the past three years (or such shorter period as the executive officer has been with Engility), multiplied by the applicable bonus fraction. The severance multiple is 3 for Engility’s Chief Executive Officer and Chief Financial Officer and 2.5 for all other named executive officers other than Mr. Murray, for whom the severance multiple is 2; the bonus fraction is equal to a fraction, the numerator of which is equal to the number of days the named executive officer was employed during the fiscal year in which the termination occurs and the denominator of which is equal to 365. There are no tax gross-ups on any benefits payable under the Engility Holdings, Inc. Change in Control

Severance Plan. Receipt of these benefits is conditioned upon the named executive officer’s execution of a customary release of all claims against Engility, along with the named executive officer agreeing to certain restrictive covenants set forth in the Engility Holdings, Inc. Change in Control Severance Plan, including: (i) a one-year restriction on competing with, or soliciting the employees of, Engility (or any successor entity following a change in control) and its affiliates, and (ii) an agreement not to disclose the confidential information of Engility (or any successor entity following a change in control) and its affiliates.
(2)	The amounts in this column represent the value attributable to “single trigger” (in the case of Engility stock options held by all named executive officers and Engility restricted stock units held by Mr. Murray) or “double trigger” (in the case of all other Engility equity and equity-based awards) accelerated vesting of Engility equity and equity-based awards as set forth below. Amounts payable to Engility’s named executive officers as a result of the Engility special cash dividend are not reflected in this table. See the section entitled “—Stock Options and Other Stock-Based Awards” beginning on page 106 for the unvested equity awards for which the named executive officers will be entitled to receive an accrual of approximately $11.48 per share in connection with the Engility special cash dividend (subject to the ultimate vesting of such equity awards) and the section entitled “Certain Beneficial Owners of Engility Common Stock” beginning on page 203 for the number of shares of Engility common stock and vested equity awards for which the named executive officer will be entitled to receive payment of approximately $11.48 per share in connection with the Engility special cash dividend.

Stock Options. Amounts attributable to Engility stock options represent the value of the “single trigger” accelerated vesting of in-the-money stock options, which will automatically vest upon the closing of the mergers and be assumed by New Engility, with such values based the spread between the exercise price of the stock option and the assumed stock price ($42.94), in the following amounts:

Name	Aggregate Value of “In-the-Money” Stock Options That Would Vest
Anthony Smeraglinolo	$206,133
Michael J. Alber	—
Thomas O. Miiller	—
Craig R. Reed	—
Thomas J. Murray	—

The exercise price of unvested Engility stock options will be adjusted as a result of the Engility special cash dividend, and to the extent that such reduction by the full amount of the Engility special cash dividend causes the exercise price of such option to fall below 25% of the market value of the underlying shares, Mr. Smeraglinolo would be entitled to receive a portion of the Engility special cash dividend in cash in lieu of further adjustment of the exercise price. As the market value of the shares following the Engility special cash dividend cannot be reasonably estimated at this time, the exercise price is assumed to remain constant with respect to all Engility stock options held by Mr. Smeraglinolo.

Restricted Stock Units. Amounts attributable to Engility restricted stock units for all named executive officers other than Mr. Murray represent the value of the “double trigger” accelerated vesting of outstanding restricted stock units that would vest upon the named executive officer’s termination by Engility (or any successor entity following a change in control) without “cause” or the named executive officer’s termination for “good reason” following the mergers, with such values based on the assumed stock price ($42.94), in the following amounts:

Name	Aggregate Value of Restricted Stock Units That Would Vest
Anthony Smeraglinolo	$2,917,115
Michael J. Alber	$3,011,102
Thomas O. Miiller	$1,956,379
Craig R. Reed	$1,454,328
Thomas J. Murray	$1,186,236

In the case of Mr. Murray, who is not a party to a waiver discussed in the section entitled “The Mergers—Interests of Directors and Executive Officers in the Transactions—Interests of Directors and Executive Officers of Engility in the Transactions—Stock Options and Other Stock-Based Awards,” the amounts attributable to Engility restricted stock units represent the value of the “single trigger” accelerated vesting of outstanding restricted stock as a result of the consummation of the mergers.

Performance Shares. Amounts attributable to Engility performance shares represent the value of the “double trigger” vesting of (i) 2013 Engility performance shares (with the amount of shares of New Engility common stock eligible to be vested with respect to such performance share awards following consummation of the mergers to be determined by the compensation committee of the Engility board as of the closing of the mergers, as discussed in further detail below) and (ii) 2014 Engility performance shares (with the amount of shares of New Engility common stock eligible to be vested with respect to such performance share awards to be set at the “target” amount of such shares), in each case, in the event that the named executive officer terminates his employment for “good reason” or is terminated by Engility (or any successor entity following a change in control) without “cause” or as result of death, disability or a qualifying retirement event following the mergers. The compensation committee’s determination as to the number of shares subject to vesting with respect to the 2013 Engility performance shares will be based on actual performance of Engility, which is evaluated using two metrics, (i) relative total shareholder return (which, pursuant to the terms of the underlying award agreements, will be determined based on the closing price of Engility common stock on the last trading date prior to the Engility/TASC merger) and (ii) relative revenue (which, pursuant to the terms of the underlying award agreements, will be determined based on the most recent publicly available financial information of Engility and the members of its long-term incentive peer group and extrapolated for the full three-year performance period), subject to any adjustments deemed appropriate by the Engility compensation committee to the performance targets, performance periods and the determination of actual performance to enable the Engility compensation committee to make appropriate comparisons with Engility’s long-term incentive peer group in such shortened performance period. The estimated figures presented below assume delivery of shares of New Engility common stock equal to 127% of the target awards with respect to the 2013 Engility performance shares. The relative revenue component of the calculations underlying this assumption is based on publicly available financial information for the period ended September 30, 2014 (the most recent date for which the relative revenue calculation can be derived based on the public availability of information concerning the members of Engility’s long-term incentive peer group). The relative total shareholder return component of the calculations underlying this assumption is based on the closing stock prices of Engility and the members of its long-term incentive peer group as of January 14, 2015 (the most recent practicable date for performing these calculations). Additional publicly available financial information together with changes in the relative shareholder return, stock prices and operating results of Engility and the members of its long-term incentive peer group between the dates used in calculating the estimate described in this footnote and the closing of the mergers could cause actual amounts payable to such executive officers to differ materially from the amounts disclosed below.

Name	Aggregate Value of Performance Shares Units That Would Vest
Anthony Smeraglinolo	$1,999,401
Michael J. Alber	$1,279,097
Thomas O. Miiller	$637,380
Craig R. Reed	$636,318
Thomas J. Murray	$503,826

(3)

The amounts in this column reflect payment for the continuation of health and welfare benefits (in the form of continued medical benefits and life insurance premiums) for a number of years equal to the severance multiple (as discussed in footnote 1 above) in the following amounts: Mr. Smeraglinolo, $69,072; Mr. Alber, $77,712; Mr. Miiller, $66,860; Mr. Reed, $50,425; and Mr. Murray, $52,508. The amounts in this column also include $18,000 for outplacement services payable to each named executive officer. These benefits, which are payable pursuant to the Engility Holdings, Inc. Change in Control Severance Plan, are “double trigger,” payable if the named executive officer is terminated by Engility (or any successor entity following a change in control) for any reason other than for “cause,” death or disability or if the named executive officer resigns for “good reason,” and executes a customary release of claims and complies with certain restrictive covenants (as described above).
(4)	The Engility Holdings, Inc. Change in Control Severance Plan includes an Internal Revenue Code Section 280G “best pay” cutback, such that if any severance payments or benefits would constitute a “parachute payment” and would be subject to the excise tax imposed by Section 4999 of the Code, the aggregate benefits will either be delivered in full or delivered in a lesser amount that would result in no portion of the aggregate benefits being subject to the excise tax, whichever results in the receipt by the named executive officer of the greatest amount of aggregate benefits on an after-tax basis. However, for purposes of this disclosure and the table set forth above, Engility has assumed that the named executive officers’ severance payments and benefits will not be reduced pursuant to the preceding sentence and, accordingly, have disclosed the full value of their severance payments and benefits.

New Engility’s Board of Directors and Management Following the Mergers

Following the consummation of the mergers, the members of the 11-member New Engility board will initially be comprised of the 7 members of the Engility board immediately prior to the consummation of the mergers (who we refer to as the existing Engility directors) and 4 individuals initially designated by Birch Partners (who we refer to as the TASC directors, and each individually a TASC director). As of the date of this joint proxy/consent solicitation statement/prospectus, Birch Partners has designated Peter A. Marino, David M. Kerko, Steven A. Denning and Lynn A. Dugle to serve on the New Engility board following the completion of the mergers, and Birch Partners will designate its fourth nominee prior to the consummation of the mergers.

The existing Engility directors will continue to serve out their existing terms as if they were Engility board members. The TASC directors will be apportioned amongst the classes of the New Engility board such that one TASC director will have a term expiring at New Engility’s 2015 annual meeting, two TASC directors will have terms expiring at New Engility’s 2016 annual meeting, and one TASC director will have a term expiring at New Engility’s 2017 annual meeting. The New Engility board will have two co-chairs, including one designated by the New Engility directors (excluding the Birch Partners nominees), initially expected to be David A. Savner, a current Engility director, and one designated by Birch Partners, initially expected to be TASC’s current chairman, Peter A. Marino.

New Engility directors designated as of the date of this joint proxy/consent solicitation statement/prospectus and their ages as of January 14, 2015 are as follows:

Name	Age	Current Director and Designee of:
Edward P. Boykin	76	Engility
Steven A. Denning	66	TASC
Lynn A. Dugle	55	TASC
David M. Kerko	41	TASC
Peter A. Marino	72	TASC
Darryll J. Pines	50	Engility
Anthony Principi	70	Engility
Charles S. Ream	71	Engility
David A. Savner	70	Engility
Anthony Smeraglinolo	62	Engility
William G. Tobin	77	Engility

Biographical information for the current directors of Engility is contained in Engility’s proxy statement for its 2014 annual meeting of stockholders and is incorporated by reference into this joint proxy/consent solicitation statement/prospectus. Biographical information for the TASC directors is included below.

Peter A. Marino. Mr. Marino has been a director of TASC since 2010. Since 2011, he has been serving as the chairman of the TASC board. Since 1999, Mr. Marino has been working as a private consultant for government and industry on defense and intelligence issues in addition to serving on several boards. Mr. Marino serves on the board of Thetus Corporation and Quality Technology Services and on the proxy boards for Inmarsat Government and DRS Technologies, Inc. Mr. Marino has also chaired the proxy boards for BEI

Precision and QinetiQ North America. Mr. Marino has held senior executive positions with Fire Arms Training Systems, E–Systems, Inc. and Lockheed Martin Corporation and, for over 16 years, served in a number of senior positions at the Central Intelligence Agency.

Steven A. Denning. Mr. Denning has been a director of TASC since 2009. He is the chairman of General Atlantic. He joined the firm in 1980 and has helped build the organization into one of the leading global equity investment firms focused exclusively on investing in growth companies. Mr. Denning also serves on the board of The Thomson Reuters Corporation. Previous board roles include Gavilon Holdings, LLC, Hewitt Associates and several other public and private companies.

David M. Kerko. Mr. Kerko has been a director of TASC since 2009. Mr. Kerko joined KKR in 1998 and is a member of the Technology industry team within KKR’s Private Equity platform. He was actively involved in the KKR’s investments in Borden, Toys ‘R’ Us, TASC, NXP (formerly Philips Semiconductor), Savant and Sonos. Mr. Kerko also serves on the board of directors of Aceco, Savant, and Sonos. Prior to joining KKR, Mr. Kerko was with Gleacher NatWest Inc. where he was involved in a broad range of merger and acquisition transactions and financing work. He holds a B.S. and B.S.E., summa cum laude, from the University of Pennsylvania.

Lynn A. Dugle. Ms. Dugle has been a director of TASC since October 2014. Ms. Dugle joined Raytheon in April 2004 and currently serves as the vice president of Raytheon Company and president of Raytheon Intelligence, Information and Services (IIS). She became president of the former Intelligence and Information Systems business in January 2009 and was previously its vice president and deputy general manager. Ms. Dugle is a member of the Intelligence and National Security Alliance (INSA) board of directors; the Defense Science board; the CyberPatriot board of advisors; the Clemson University, College of Engineering and Science (CoES) advisory board; and the Raytheon Australia board of directors. On January 8, 2015, Ms. Dugle announced her retirement from Raytheon Company effective March 1, 2015.

Committees of the New Engility Board of Directors

Upon completion of the mergers, it is expected that New Engility will have the following three committees: Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee. Each committee will be composed entirely of directors deemed to be, in the judgment of the New Engility board, independent in accordance with the listing standards of the NYSE.

As of the date of this joint proxy/consent solicitation statement/prospectus, the directors of Engility serve on the committees specified in the table below. It is currently anticipated that, following the consummation of the mergers, the directors of New Engility will serve on the same committees that they served on as directors of Engility immediately prior to the effective time of the mergers; provided, that, following the consummation of the mergers, so long as there are two or more directors of New Engility that were designated by Birch Partners or certain investment funds affiliated with KKR or General Atlantic, one such director will serve on each committee of the New Engility board (other than a committee that is to be composed solely of independent directors or a committee established to address conflicts with Birch Partners or any of its affiliates, the KKR investors or the GA investors), and so long as there is at least one such director serving on the New Engility board, one such director shall serve on the compensation committee, except that no such director will serve on any committee if it would violate mandatory legal or listing requirements concerning that director’s independence, but New Engility will take all reasonable efforts to avoid any such disqualification. See also the section entitled “Stockholders Agreement” beginning on page 150.

	Audit Committee	Compensation Committee	Nominating/Corporate Governance Committee
Edward P. Boykin
Darryll J. Pines	X		X
Anthony Principi		X	X
Charles S. Ream	X	X
David A. Savner			X
Anthony Smeraglinolo
William G. Tobin	X	X

Management

Following the consummation of the mergers, the executive officers of Engility immediately before the effective time of the mergers (other than Michael J. Alber, who will cease to be senior vice president and chief financial officer of Engility immediately prior to, and contingent upon, the effective time of the Engility merger), John P. Hynes, Jr., TASC’s president and chief executive officer, and Wayne M. Rehberger, TASC’s senior vice president and chief financial officer, will serve as the executive officers of New Engility. New Engility’s expected executive officers that have been designated as of the date of this joint proxy/consent solicitation statement/prospectus and their ages as of January 14, 2015 are as follows:

Name	Age	Title
Anthony Smeraglinolo	62	President and Chief Executive Officer
John P. Hynes, Jr.	54	Chief Operating Officer
Wayne M. Rehberger	58	Chief Financial Officer
Thomas O. Miiller	58	Senior Vice President, General Counsel and Corporate Secretary
Craig R. Reed	55	Senior Vice President, Strategy and Corporate Development
Kirk Dye	55	Senior Vice President, Human Capital Strategies

Biographical information for the current executive officers of Engility (other than Kirk Dye) is contained in Engility’s proxy statement for its 2014 annual meeting of stockholders and is incorporated by reference in this joint proxy/consent solicitation statement/prospectus.

John P. Hynes, Jr. Mr. Hynes has served as president and chief executive officer of TASC since 2013. Before being named to his current role, Mr. Hynes was TASC’s executive vice president and chief operating officer. Prior to his promotion to chief operating officer in September 2012, since 2011 Mr. Hynes was senior vice president of TASC’s Defense and Civil Group, the TASC organization that supports the Department of Defense, Department of Homeland Security and civilian agencies such as the Federal Aviation Administration and NASA. Before that, Mr. Hynes was senior vice president and general manager of SAIC’s Mission Support Business Unit, a 3,600-person organization with more than $1 billion in revenue earned from a wide array of services to the intelligence community, including geospatial products, all-source analysis, operational support and language services. During his military service, Hynes was a naval aviator, and served at the Navy Operational Intelligence Center. Mr. Hynes currently serves on the board of advisors of the Intelligence and National Security Association and on the board of directors of the Capital Area Food Bank.

Wayne M. Rehberger. Mr. Rehberger has served as senior vice president and chief financial officer of TASC since June 2010. Mr. Rehberger has more than 25 years of diversified financial and telecommunications management experience. Prior to joining TASC in June 2010, he was the chief operating officer of XO Communications, a facilities-based telecommunications services provider. Before taking on the role of chief operating officer in May 2004, Mr. Rehberger had served as XO Communications’ chief financial officer since November 2000. From June 1986 until March 2000, Mr. Rehberger was affiliated with MCI Communications, where he held several broad financial roles, including senior vice president of finance. Mr. Rehberger began his corporate career with the KPMG consulting business in Washington, D.C., where he worked primarily with U.S. government agencies and defense contractors. Mr. Rehberger also served for 10 years in the United States Army and Army Reserve, achieving the rank of major. He earned a Master of Business Administration at the University of South Carolina and a Bachelor of Science degree in business administration at Bucknell University.

Kirk Dye. Mr. Dye has served as Engility’s senior vice president, human capital strategies, since July 2014. Mr. Dye previously served as the vice president and general manager, Deployable Communications Group, starting in January 2014, and before that, served as the vice president and general manager, Technology Services Group, since 2012. From 2007 to 2012, Mr. Dye served as vice president and general manager of L-3 Services Group, overseeing the Innovative Solutions business and its legacy business unit, Expeditionary Operations. Prior to joining L-3 Services Group, Mr. Dye served as a civil servant with the U.S. Navy, and held various managerial positions of increasing responsibility from 1982 to 2007. Mr. Dye holds a Bachelor’s degree from the University of South Alabama and a Masters of Science degree in electrical engineering from Florida State University.

Compensation of Directors and Executive Officers

New Engility has not yet paid any compensation to its directors and executive officers. While the specific compensation programs for 2015 have not been determined, it is currently expected that the compensation to be paid to directors and executive officers of New Engility will be substantially similar to the compensation programs as in effect for Engility directors and executive officers immediately prior to the consummation of the mergers.

Information concerning the compensation paid to, and the severance and change in control agreements with, the chief executive officer, the chief financial officer and the next three most highly compensated executive officers as of December 31, 2013 of Engility is contained in Engility’s proxy statement for the 2014 annual meeting of stockholders and is incorporated by reference in this joint proxy/consent solicitation statement/prospectus.

Conversion of Shares; Exchange of Certificates; No Fractional Shares

Conversion of Engility Common Stock

Upon the completion of the Engility merger, each share of Engility common stock issued and outstanding immediately prior to the completion of the Engility merger will be converted into the right to receive one share of New Engility common stock. As promptly as practicable after the closing date of the mergers, New Engility’s exchange agent will mail to each holder of record whose shares of Engility common stock were converted into the right to receive the Engility merger consideration, a letter of transmittal. The letter of transmittal will specify that delivery of the Engility merger consideration shall be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates to the exchange agent. In the case of uncertificated shares of Engility common stock, the letter of transmittal will specify that delivery of the Engility merger consideration shall be effected upon the delivery of a validly executed letter of transmittal. The letter of transmittal will be accompanied by instructions (i) in the case of certificated shares, for surrendering Engility common stock represented by a certificate or (ii) in the case of uncertificated shares, for delivery of the letter of transmittal, in exchange for the Engility merger consideration (which will be issued in non-certificated book entry form unless a physical certificate is requested). Engility stockholders should not return stock certificates with the enclosed proxy card.

After the effective time of the Engility merger, shares of Engility common stock will be cancelled upon their conversion and cease to exist, and until surrendered, each certificate that previously represented shares of Engility common stock will represent only the right to receive the Engility merger consideration as described above.

Until holders of certificates previously representing Engility common stock have surrendered their certificates to the exchange agent for exchange, those holders will not receive dividends or distributions, if any, on the shares of New Engility common stock into which those shares have been converted with a record date after the effective time of the Engility merger. Subject to applicable law, when holders surrender their certificates, they will receive any dividends on shares of New Engility common stock with a record date after the effective time of the Engility merger and a payment date on or before the date of surrender, without interest.

Any holder of book entry shares of Engility common stock will not be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the Engility merger consideration.

In lieu thereof, each holder of record of one or more book entry shares whose shares of Engility common stock will be converted into the right to receive the Engility merger consideration shall automatically, upon the effective time of the Engility merger (or, at any later time at which such book entry share shall be so converted), be entitled to receive, and New Engility shall cause the exchange agent to pay and deliver as promptly as practicable after the effective time of the Engility merger, the Engility merger consideration. The book entry shares of Engility common stock held by such holder will be cancelled.

Conversion and Exchange of TASC Common Stock

Upon the completion of the TASC merger, each share of TASC common stock issued and outstanding immediately prior to the completion of the TASC merger will be converted into the right to receive one share of Merger Sub One common stock. Upon completion of the Engility/TASC merger, each share of Merger Sub One common stock issued and outstanding immediately prior to the Engility/TASC merger will be converted into the right to receive a number of shares (rounded to the nearest ten-thousandth of a share) of New Engility common stock equal to (a) 51% multiplied by the quotient of (i) the total number of shares of New Engility common stock issued and outstanding immediately following the Engility merger but before the Engility/TASC merger, determined on a fully-diluted and as-if exercised basis after giving effect to the issuance of the New Engility common stock to holders of Engility common stock in the Engility merger divided by (ii) 49% divided by (b) the total number of shares of Merger Sub One common stock outstanding immediately prior to the Engility/TASC merger (excluding shares of Merger Sub One common stock owned by Merger Sub One which will be automatically cancelled), provided that if the amount calculated in clause (a) is deemed less than 18,937,564, then clause (a) will be deemed to be the lesser of (x) 18,937,564 and (y) 51.5% multiplied by the quotient of (i) the fully diluted outstanding stock divided by (ii) 48.5%. The Engility/TASC exchange ratio, described above, provides for a fixed percentage of ownership of New Engility common stock and no adjustment will be made to the Engility/TASC exchange ratio as a result of increases or decreases in the trading price of Engility’s common stock following the execution of the merger agreement and the announcement of the mergers. There is no right to terminate the merger agreement as a result of increases or decreases in the trading price of Engility’s common stock following the execution of the merger agreement and the announcement of the mergers. Based on the current number of shares of fully diluted Engility common stock and the outstanding TASC common stock, the foregoing calculations will result in TASC stockholders receiving approximately 0.1095 shares of New Engility common stock for each share of TASC common stock held by such holders. Prior to the closing date of the mergers, TASC will mail or cause to be mailed to each holder of record whose shares of TASC common stock are to be converted into the right to receive first, the TASC exchange consideration and thereafter the Engility/TASC merger consideration, a letter of transmittal. The letter of transmittal will specify that delivery of the Engility/TASC merger consideration shall be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates to New Engility’s exchange agent. In the case of uncertificated shares of TASC common stock, the letter of transmittal will specify that delivery of the Engility/TASC merger consideration shall be effected upon the delivery of a validly executed letter of transmittal. The letter of transmittal will be accompanied by instructions (i) in the case of certificated shares, for surrendering TASC common stock represented by a certificate or (ii) in the case of uncertificated shares, for delivery of the letter of transmittal, in exchange for the Engility/TASC merger consideration (which will be issued in non-certificated book entry form unless a physical certificate is requested), and any cash in lieu of any fractional shares of New Engility common stock. No interest will be paid or will accrue on any cash payable upon surrender of a certificate. TASC stockholders should not return stock certificates with the enclosed consent solicitation.

After the effective time of the TASC merger, each certificate or other instrument representing former shares of TASC common stock will be deemed to represent the number of shares of common stock of Merger Sub One into which such former shares of TASC common stock were converted. The holders of such certificates or other instruments will not be asked to surrender them for certificates representing shares of common stock of Merger Sub One. After the effective time of the Engility/TASC merger, shares of Merger Sub One common stock will be cancelled upon their conversion and cease to exist, and until surrendered, each certificate that previously represented shares of Merger Sub One common stock will represent only the right to receive the Engility/TASC merger consideration as described above.

Until holders of certificates previously representing TASC common stock have surrendered their certificates to the exchange agent for exchange, those holders will not receive dividends or distributions, if any, on the shares of New Engility common stock into which those shares have been converted with a record date after the effective time of the Engility/TASC merger. Subject to applicable law, when holders surrender their certificates, they will receive any dividends on shares of New Engility common stock with a record date after the effective time of the Engility/TASC merger and a payment date on or before the date of surrender, without interest.

No fractional shares of New Engility common stock will be issued pursuant to the Engility/TASC merger. Instead of receiving any fractional shares, each holder of Merger Sub One common stock will be paid an amount in cash, without interest, equal to such fractional amount multiplied by the volume weighted average of the per share price of Engility common stock on the NYSE for the five consecutive trading days ending on the third business day (including the date of the effective time of the Engility merger) prior to the date of the effective time of the Engility merger.

New Engility will be entitled to deduct and withhold from the Engility/TASC merger consideration otherwise payable to any holder of TASC common stock any amounts required to be deducted and withheld under the Code, or under any provision of state, local or foreign tax law.

Governmental and Regulatory Approvals

The business combination is subject to review by the FTC and DOJ under the HSR Act. Under the HSR Act, Engility and Birch Partners are required to make pre-merger notification filings, and Engility and Birch Partners must await the expiration or termination of the statutory waiting period prior to completing the business combination. On November 14, 2014, Engility and Birch Partners made pre-merger notification filings under the HSR Act. On December 2, 2014, Engility and Birch Partners received notice from the FTC of the early termination of the statutory waiting period under the HSR Act.

Any time before or after the closing, the DOJ, the FTC or a U.S. state attorney general could challenge or seek to block the business combination under antitrust laws, as it deems necessary or desirable in the public interest. Moreover, a competitor, customer or other third party could initiate a private action under antitrust laws challenging or seeking to enjoin the business combination, before or after it is completed. Engility and TASC do not believe that the completion of the business combination will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the business combination on antitrust grounds will not be made or, if this challenge is made, what the result will be. See the section entitled “The Merger Agreement—Conditions to the Mergers” beginning on page 141.

Merger Expenses; Fees and Costs

All fees and expenses incurred by Engility and TASC in connection with the merger agreement and the transactions contemplated thereby will generally be paid by the party incurring those fees or expenses, whether or not the mergers are consummated. See the section entitled “The Merger Agreement—Termination Fees; Expenses” beginning on page 145.

Material U.S. Federal Income Tax Consequences

This section describes the material U.S. federal income tax consequences of the Engility special cash dividend, the Engility merger, the TASC merger together with the TASC conversion, and the Engility/TASC merger to TASC, Merger Sub One, Engility and New Engility and to U.S. holders (as defined below) of TASC common stock (or U.S. holders of Merger Sub One common stock received in the TASC merger) and U.S. holders of Engility common stock (or U.S. holders of New Engility common stock received in the Engility merger). This section represents the opinion of Weil, Gotshal & Manges LLP (which we refer to as Weil), counsel to Engility, to the extent it relates to the material U.S. federal income tax consequences of the Engility special cash dividend to U.S. holders of Engility common stock, the material U.S. federal income tax consequences of the Engility merger to Engility and New Engility and to U.S. holders of Engility common stock, the qualification of the Engility/TASC merger as a reorganization within the meaning of Section 368(a) of the Code, and the material U.S. federal income tax consequences of the Engility/TASC merger to New Engility and to U.S. holders of New Engility common stock received in the Engility merger. This section represents the opinion of Simpson Thacher & Bartlett LLP (which we refer to as Simpson), counsel to TASC, to the extent it relates to the material U.S. federal income tax consequences of the TASC merger together with the TASC conversion to TASC, Merger Sub One and the U.S. holders of TASC common stock, the qualification of the Engility/TASC merger as a reorganization within the meaning of Section 368(a) of the Code, and the material U.S. federal income tax consequences of the Engility/TASC merger to Merger Sub One and to U.S. holders of Merger Sub One common stock received in the TASC merger. These opinions are based upon representations contained in representation letters provided by Engility, New Engility, Merger Sub One and TASC and on customary assumptions, all of which must continue to be true and accurate in all material respects as of the closing date and thereafter as relevant. The following discussion is based on the Code, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or any alternative minimum tax consequences, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax. The following discussion is not binding on IRS.

This discussion addresses only those Engility stockholders and TASC stockholders that are U.S. holders who hold their common stock in Engility and TASC, respectively, as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Engility common stock or TASC common stock in light of that stockholder’s particular circumstances or to a stockholder subject to special rules, such as:

•	a financial institution or insurance company;

•	a mutual fund or regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization or retirement plan;

•	an individual retirement or other tax-deferred account;

•	a TASC stockholder that exercises appraisal rights;

•	an S corporation, partnership or other pass-through entity (or an investor in an S corporation, partnership or other pass-through entity);

•	a dealer or broker in securities or foreign currencies;

•	a trader in securities that elects to apply a mark-to-market method of accounting;

•	a stockholder that has a functional currency other than the U.S. dollar;

•	a U.S. expatriate or former long-term resident of the United States;

•	a stockholder that holds Engility common stock or TASC common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction; or

•	a stockholder that acquired Engility common stock or TASC common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Engility common stock and/or TASC common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Engility common stock or TASC common stock, the tax treatment of a partner in such partnership (or owner of such entity) generally will depend on the status of the partners and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds Engility common stock or TASC common stock and any partner in such partnership should consult its tax advisor.

Holders of Engility common stock and TASC common stock should consult their tax advisors as to the specific tax consequences to them of the Engility special cash dividend and the mergers, including the applicability and effect of U.S. federal, state and local and foreign income and other tax laws in light of their particular circumstances.

U.S. Federal Income Tax Consequences to Engility Stockholders of the Engility Special Cash Dividend

The Engility special cash dividend should be treated as a separate distribution with respect to Engility common stock that is not integrated with the Engility merger for federal income tax purposes. Thus, the gross amount paid to holders of Engility common stock should be characterized as dividend income to the extent that the Engility special cash dividend does not exceed Engility’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions to an Engility stockholder in excess of current and accumulated earnings and profits, if any, should be treated first as a return of capital that reduces such holder’s tax basis in the Engility common stock, and then as gain from the sale or exchange of Engility common stock. This gain would be capital gain provided that such stockholder holds the Engility common stock as a capital asset as of the time of the Engility special cash dividend.

Dividend income will be includible in the gross income of a holder of Engility common stock on the day received. Under current law this income generally will be taxed to non-corporate stockholders as a “qualified dividend” at the rates applicable to long-term capital gains (with a 20% maximum U.S. federal income tax rate exclusive of the unearned income Medicare contribution tax), provided that a minimum holding period and other requirements are satisfied. Corporate stockholders may be entitled to a dividends-received deduction with respect to distributions treated as dividend income for U.S. federal income tax purposes, subject to certain limitations and conditions.

To the extent a non-corporate holder of Engility common stock includes in income the Engility special cash dividend as a qualified dividend and such dividend constitutes an “extraordinary dividend” (generally, where the amount of the dividend exceeds 10% of the holder’s tax basis in its stock), any loss on the sale or exchange of such stock, to the extent of such dividend, will be treated as long-term capital loss. To the extent a corporate holder of Engility common stock is allowed a dividends received deduction with respect to the Engility special cash dividend, such holder’s Engility common stock was held for not more than two years before the dividend announcement date (as defined) and such dividend constitutes an “extraordinary dividend” (as described above), such corporate holder’s basis in such stock will be reduced (but not below zero) by the nontaxed portion of such dividend and, if the nontaxed portion of such dividend exceeds such basis, such excess will be treated as gain from the sale or exchange of such Engility common stock. Holders of Engility common stock should consult their tax advisors regarding the possible applicability of the extraordinary dividend provisions of the Code with respect to the Engility special cash dividend.

Although, as discussed above, the Engility special cash dividend should be treated as a separate distribution that is not integrated with the Engility merger, because of the inherently factual nature of the inquiry, Weil, counsel to Engility, is unable to render an unqualified opinion as to such matter. Although unlikely, if the IRS were to successfully assert that the Engility special cash dividend was integrated with the Engility merger, the U.S. federal income tax consequences of the receipt of the Engility special cash dividend would be as described in the last paragraph under the caption “U.S. Federal Income Tax Consequences to Engility Stockholders of the Engility Merger” beginning on page 120.

U.S. Federal Income Tax Consequences to Engility Stockholders of the Engility Merger

The Engility merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and therefore, subject to the second succeeding paragraph below, the U.S. federal income tax consequences of the Engility merger will be as follows:

•	neither Engility nor New Engility will recognize any gain or loss as a result of the Engility merger;

•	U.S. holders of Engility common stock will not recognize any gain or loss on the exchange of shares of Engility common stock for New Engility common stock in the Engility merger;

•	the initial aggregate tax basis to a U.S. holder of the New Engility common stock received in exchange for shares of Engility common stock pursuant to the Engility merger will equal the Engility stockholder’s aggregate tax basis in the shares of Engility common stock surrendered; and

•	the holding period of a U.S. holder for the New Engility common stock received pursuant to the Engility merger will include the holding period of the shares of Engility common stock surrendered.

Engility stockholders that have acquired different blocks of Engility common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate basis among, and their holding period of, shares of New Engility common stock received pursuant to the Engility merger.

Although the Engility special cash dividend should be treated as a separate distribution that is not integrated with the Engility merger, the IRS might assert a contrary conclusion. Under applicable Treasury regulations, the Engility special cash dividend will be treated as a separate distribution that is not integrated with the Engility merger if the Engility special cash dividend is in substance a separate transaction from the Engility merger. The specific facts or factors that are relevant in determining whether a distribution to shareholders is in substance a separate transaction in circumstances similar to those here are not enumerated in the applicable Treasury regulations or any other binding authority, and therefore Weil, counsel to Engility, is unable to render an unqualified opinion as to such matter. Although unlikely, if the IRS were to successfully assert that the Engility special cash dividend was integrated with the Engility merger, then a holder of Engility common stock would realize gain, but not loss, equal to the excess, if any, of the amount of the Engility special cash dividend plus the fair market value of its New Engility common stock immediately following the Engility merger over its adjusted tax basis in its Engility common stock. The portion of such realized gain that is recognized would be limited, however, to the amount of the Engility special cash dividend. The character of any recognized gain is unclear. It is possible that any gain recognized by an Engility stockholder generally would be treated as a dividend to the extent of the Engility stockholder’s ratable share of the undistributed earnings and profits of New Engility, and the remainder, if any, of such gain generally would be treated as capital gain. Alternatively, it is possible that the entire amount of any gain recognized by an Engility stockholder generally would be treated as capital gain. Any capital gain recognized by an Engility stockholder generally will constitute long-term capital gain if the stockholder’s holding period in the Engility common stock is more than one year as of the date of the Engility merger, and otherwise will constitute short-term capital gain. Additionally, the tax basis of the New Engility common stock will be the same as the tax basis of the Engility common stock before the Engility merger, decreased by the amount of the Engility special cash dividend and increased by the amount of gain (including gain treated as dividend income) recognized by the Engility stockholder.

U.S. Federal Income Tax Consequences to TASC Stockholders of the TASC Merger

The TASC merger taken together with the TASC conversion will qualify as a reorganization within the meaning of Section 368(a) of the Code, and therefore the U.S. federal income tax consequences of the TASC merger taken together with the TASC conversion will be as follows:

•	neither TASC nor Merger Sub One will recognize any gain or loss as a result of the TASC merger;

•	U.S. holders of TASC common stock will not recognize any gain or loss on the exchange of shares of TASC common stock for Merger Sub One common stock in the TASC merger;

•	the initial aggregate tax basis to a U.S. holder of the Merger Sub One common stock received in exchange for shares of TASC common stock pursuant to the TASC merger will equal the TASC stockholder’s aggregate tax basis in the shares of TASC stock surrendered; and

•	the holding period of a U.S. holder for the Merger Sub One common stock received pursuant to the TASC merger will include the holding period of the shares of TASC common stock surrendered.

TASC stockholders that have acquired different blocks of TASC common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate basis among, and their holding period of, shares of Merger Sub One common stock received pursuant to the TASC merger.

U.S. Federal Income Tax Consequences to Engility and TASC Stockholders of the Engility/TASC Merger

The obligation of Engility to complete the Engility/TASC merger is conditioned upon the receipt of an opinion from Weil to the effect that the Engility/TASC merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The obligation of TASC to complete the Engility/TASC merger is conditioned upon the receipt of an opinion from Simpson to the effect that the Engility/TASC merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on facts, representations and assumptions set forth or referred to in such opinions and on representation letters provided by New Engility and Merger Sub One. Neither of these opinions is binding on the IRS or the courts. Engility, New Engility, Merger Sub One and TASC have not requested and do not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the Engility/TASC merger.

Based on the foregoing, the Engility/TASC merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and therefore the U.S. federal income tax consequences of the Engility/TASC merger will be as follows:

•	a U.S. holder of Merger Sub One common stock will not recognize gain or loss upon the exchange of that stockholder’s Merger Sub One common stock for New Engility common stock in the Engility/TASC merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of New Engility common stock;

•	a U.S. holder of Merger Sub One common stock will have a tax basis in the New Engility common stock received in the Engility/TASC merger (including any fractional share deemed received and sold as described below) equal to the tax basis of the Merger Sub One common stock surrendered. Such aggregate adjusted tax basis will be allocated between the New Engility common stock received and any fractional share based on their relative fair market values;

•	the holding period of a U.S. holder of Merger Sub One common stock for the New Engility common stock received pursuant to the Engility/TASC merger (including any fractional share deemed received and sold as described below) will include the holding period of the shares of Merger Sub One common stock surrendered;

•	if a U.S. holder of Merger Sub One common stock receives cash in lieu of a fractional share of New Engility common stock, the U.S. holder generally will be treated as having received the fractional share of New Engility common stock pursuant to the Engility/TASC merger and then as having sold that fractional share for cash. As a result, a U.S. holder of Merger Sub One common stock generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share of New Engility common stock. Gain or loss recognized with respect to cash received in lieu of a fractional share of New Engility common stock generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Engility/TASC merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations; and

•	there will be no U.S. federal income tax consequences to a U.S. holder of New Engility common stock as a result of the Engility/TASC merger, and neither New Engility nor Merger Sub One will recognize any gain or loss as a result of the Engility/TASC merger.

Information Reporting and Backup Withholding

A non-corporate holder of Engility common stock may be subject to information reporting and backup withholding (currently at a 28% rate) in connection with the Engility special cash dividend and a non-corporate holder of TASC or Merger Sub One common stock may be subject to information reporting and backup withholding in connection with any cash payments received in lieu of a fractional share of New Engility common stock, unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Holders of TASC common stock and Engility common stock are urged to consult their tax advisors with respect to the tax consequences of the Engility special cash dividend and the mergers in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Accounting Treatment

GAAP requires the mergers to be accounted for using acquisition accounting pursuant to which Engility has been determined to be the acquirer for accounting purposes. To make this determination, Engility considered factors as indicated in ASC 805-10-55, including which entity will issue equity interests to effect the combination, board of director composition, shareholder ownership, voting control, restrictions on shareholder voting rights, anticipated management positions and the relative size of the two companies. Engility will allocate the total purchase consideration to TASC’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values at the date of the completion of the mergers. Any excess purchase price after this allocation will be assigned to goodwill. Goodwill is not amortized, but is tested for impairment at least annually or more frequently if circumstances indicate potential impairment. The operating results of TASC will be reported as part of the combined company beginning on the date of the Engility/TASC merger.

Final valuations of TASC’s tangible and identifiable intangible assets acquired and liabilities assumed have not yet been completed. The completion of the valuation upon consummation of the mergers could result in significantly different amortization expenses and balance sheet classifications than those presented in the unaudited pro forma combined financial information included in this joint proxy/consent solicitation statement/prospectus.

For further discussion of the accounting treatment, see the section entitled “Unaudited Pro Forma Combined Financial Information” beginning on page 170.

Restrictions on Sales of Shares by Certain Affiliates

The shares of New Engility common stock to be issued in connection with the Engility merger and the Engility/TASC merger will be registered under the Securities Act of 1933, as amended (which we refer to as the Securities Act) and will be freely transferable under the Securities Act, except for shares of New Engility common stock issued to any person who is deemed to be an “affiliate” (i) of Engility or TASC at the time of the Engility special meeting or the TASC consent solicitation, as applicable, or (ii) of New Engility following the consummation of the Engility merger and the Engility/TASC merger. Persons who may be deemed to be “affiliates” include individuals or entities that control, are controlled by, or are under common control with Engility, TASC or New Engility and may include our executive officers and directors, as well as our significant stockholders. Affiliates may not sell their shares of New Engility common stock acquired in connection with the Engility merger and/or the Engility/TASC merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	in compliance with Rule 144 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

Resales of New Engility common stock held by certain parties are also subject to the terms and conditions set forth in the stockholders agreement and the New Engility charter. For a full description of the stockholders agreement and the New Engility charter, see the sections entitled “Stockholders Agreement” and “Description of New Engility Capital Stock” beginning on pages 150 and 206, respectively.

This joint proxy/consent solicitation statement/prospectus does not cover resales of New Engility common stock by affiliates of Engility, TASC or New Engility.

Listing of New Engility Common Stock on the NYSE

Engility has agreed to use its reasonable best efforts to cause the shares of New Engility common stock to be issued in connection with the Engility merger and the Engility/TASC merger and shares of New Engility to be reserved upon exercise of options to purchase shares of New Engility common stock to be approved for listing on the NYSE, subject to official notice of issuance, prior to the consummation of the Engility merger. It is expected that following the consummation of the Engility merger and the Engility/TASC merger, New Engility common stock will trade on the NYSE under the symbol “EGL.” New Engility does not intend to avail itself of any of the exemptions from certain NYSE corporate governance requirements that are available to “controlled companies.”

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the merger agreement. This summary may not contain all information about the merger agreement that is important to you. This summary does not purport to be complete and is qualified in its entirety by reference to the merger agreement attached as Annex A to, and incorporated by reference into, this joint proxy/consent solicitation statement/prospectus. You are encouraged to read the merger agreement in its entirety before making any decisions regarding the merger agreement and the transactions contemplated thereby, because it is the legal document that governs the transactions contemplated thereby.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement

The merger agreement and the summary of its terms in this joint proxy/consent solicitation statement/prospectus have been included to provide information about the terms and conditions of the merger agreement. The terms and information in the merger agreement are not intended to provide any other factual information about Engility, TASC, New Engility, the other parties to the merger agreement or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the merger agreement are made by the parties to the merger agreement only for the purposes of the merger agreement and were qualified and subject to certain limitations and exceptions agreed to by Engility and TASC in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and in some cases may be qualified by confidential disclosures made by one party to the other, which are not necessarily reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy/consent solicitation statement/prospectus, may have changed since the date of the merger agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this joint proxy/consent solicitation statement/prospectus.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone as characterizations of the actual state of facts or condition of Engility, TASC, New Engility, the other parties to the merger agreement or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read in conjunction with the other information provided elsewhere in this document or incorporated by reference into this joint proxy/consent solicitation statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 233.

Structure of the Mergers

The merger agreement provides, upon the terms and subject to the conditions thereof, for three separate mergers, as described in more detail below, pursuant to which the combined companies will operate under a new holding company, New Engility, which will be listed on the NYSE under the symbol “EGL.” Immediately prior to the mergers described below, the stockholders of Engility will receive a special cash dividend in the amount of approximately $11.48 per share, subject to final adjustment depending on Engility’s fully diluted share count immediately prior to the closing. Following the mergers described below, the existing holders of TASC common stock will own between 51% and 51.5% of the common stock of New Engility, and the stockholders of Engility will receive one share of New Engility common stock for each share of Engility common stock, and, collectively, will own between 48.5% and 49% of the common stock of New Engility. The mergers will be effected as described below.

First, Merger Sub Two will merge with and into TASC, with TASC surviving the merger as a wholly owned subsidiary of Merger Sub One. Immediately thereafter TASC will be converted into a Delaware limited liability company. Second, Engility will merge with and into New Engility, a newly formed holding company, with New Engility surviving the merger. Third, Merger Sub One will merge with and into East Merger Sub, with East Merger Sub surviving the merger as a wholly owned subsidiary of New Engility.

Upon the TASC merger becoming effective (which we refer to as the TASC effective time), (i) each share of TASC common stock issued and outstanding immediately prior to the TASC effective time will be converted into the right to receive one share of common stock, par value $0.01 per share, of Merger Sub One (excluding shares held by stockholders of TASC, if any, who have not voted in favor of the TASC merger or consented thereto in writing and have then properly demanded in writing (and not otherwise failed to perfect or waived, withdrawn or lost) appraisal rights for such shares in accordance with Section 262 of the DGCL, each of which shares will be cancelled and will cease to exist, without any exchange thereof, at the TASC effective time, with the holders thereof being entitled only to such rights as are granted by Section 262 of the DGCL) and (ii) each share of Merger Sub Two’s common stock issued and outstanding immediately prior to the TASC effective time will be converted into the right to receive one share of common stock, par value $0.01 per share, of TASC, which will immediately thereafter be converted into one limited liability company interest in TASC following its conversion into a Delaware limited liability company, in each case, upon the terms and subject to the conditions set forth in the merger agreement.

Upon the Engility merger becoming effective (which we refer to as the Engility effective time), each share of Engility common stock issued and outstanding immediately prior to the Engility effective time will be converted into the right to receive one share of common stock, par value $0.01 per share, of New Engility, upon the terms and subject to the conditions set forth in the merger agreement. The Engility effective time is expected to occur concurrently with the TASC effective time.

Upon the Engility/TASC merger becoming effective (which we refer to as the Engility/TASC effective time), by virtue of the Engility/TASC merger and without any further action by any stockholder of Merger Sub One or member of East Merger Sub, each share of Merger Sub One common stock issued and outstanding immediately prior to the Engility/TASC effective time will be converted into the right to receive a number of shares (rounded to the nearest ten-thousandth of a share) of New Engility common stock equal to:

(a) 51% multiplied by the quotient of

(i) the total number of shares of New Engility common stock outstanding immediately following the Engility effective time and prior to the Engility/TASC effective time, determined on a fully-diluted and as-if exercised basis and after giving effect to the issuance of New Engility common stock to holders of Engility common stock in the Engility merger, divided by

(ii) 49%, divided by

(b) the total number of shares of Merger Sub One common stock outstanding immediately prior to the Engility/TASC effective time (excluding shares of Merger Sub One common stock that are owned by Merger Sub One, which will be automatically cancelled).

However, if the amount calculated in clause (a) is less than 18,937,564, then clause (a) will be deemed to be the lesser of (x) 18,937,564 and (y) 51.5% multiplied by the quotient of (i) the number of shares of New Engility common stock outstanding immediately following the Engility effective time and prior to the Engility/TASC effective time, determined on a fully-diluted and as-if exercised basis divided by (ii) 48.5%. The Engility/TASC effective time is expected to occur shortly after the TASC effective time and the Engility effective time.

Closing and Effective Times of the Mergers

The closing is expected to occur concurrently with all necessary filings with the Secretary of State of the State of Delaware in connection with the mergers and the TASC conversion described above on a date as specified by the parties and no later than the second business day after the satisfaction or waiver of the conditions set forth in the merger agreement (other than those conditions that by their nature are to be satisfied on the closing date, but subject to the satisfaction or waiver of those conditions). For a description of the conditions to the closing of the mergers, see the section entitled “The Merger Agreement—Conditions to the Mergers” beginning on page 141.

On the closing date, the parties will file certificates of merger, a certificate of conversion, a certificate of formation and a certificate of ownership and merger, as applicable, with the Secretary of State of the State of

Delaware as soon as practicable. The mergers and the TASC conversion will become effective at the time and on the date on which the relevant certificate of merger, certificate of conversion, or certificate of ownership and merger, as applicable, is filed with the Secretary of State of the State of Delaware, or later if the parties so agree and specify in such certificates. The TASC merger and Engility merger will be effective concurrently, the TASC conversion will become effective immediately following the TASC merger, and the Engility/TASC merger will become effective immediately following the time at which the TASC merger, Engility merger and TASC conversion are all effective. Immediately prior to and at the Engility effective time, the form of New Engility charter attached to this joint proxy/consent solicitation statement/prospectus as Annex E will be the New Engility charter, and at the Engility effective time, the form of amended and restated bylaws attached to this joint proxy/consent solicitation statement/prospectus as Annex F will be the amended and restated bylaws of New Engility.

Directors and Officers of New Engility after the Mergers

The New Engility board from and after the time immediately prior to the Engility/TASC effective time will be comprised of 11 directors, consisting of 4 directors designated by Birch Partners and the 7 directors of Engility immediately prior to the closing. New Engility has agreed to take all necessary actions to effect this board composition and to appoint one director designated by Birch Partners and one director designated by the majority of New Engility directors (excluding the Birch Partners nominees) to serve as co-chairpersons of the New Engility board.

Engility Special Cash Dividend and Consideration to be Received by Engility Stockholders

Immediately prior to the Engility merger, each Engility stockholder of record as of the Engility special cash dividend record date will receive a special cash dividend in an approximate amount equal to $11.48 per share, subject to final adjustments depending on Engility’s fully diluted share count immediately prior to the closing. In addition, at the Engility effective time, each outstanding share of Engility common stock will be converted into one share of New Engility common stock.

Consideration to be Received by TASC Stockholders

As described above, each share of TASC common stock issued and outstanding immediately prior to the TASC effective time will be converted into and become the right to receive one share of Merger Sub One common stock.

As described above, each share of Merger Sub One common stock issued and outstanding immediately prior to the Engility/TASC effective time will be converted into and become the right to receive a number of shares (rounded to the nearest ten-thousandth of a share) of New Engility common stock equal to the Engility/TASC exchange ratio.

Treatment of TASC Stock Options

At the TASC effective time, each outstanding stock option held by employees and directors of TASC immediately prior to the TASC effective time will be converted into a stock option denominated in shares of capital stock of Merger Sub One. Prior to the Engility/TASC effective time, all such stock options will be cancelled. The holders of such stock options that do not vest based upon the achievement of applicable performance metrics will receive cash payments as soon as practicable after the Engility/TASC effective time. If such options have an exercise price above $1.50, they will be cashed out for an amount based on a Black-Scholes valuation of the options. For options with an exercise price of $5.00, the amount is $0.27 for each share underlying the options. For options with an exercise price of $3.00, the amount ranges from $0.66 to $0.73 for each share underlying the options depending on the grant date of the option. If such options have an exercise price equal to $1.50 per share, they will be cashed out for an amount for each share underlying such option equal to the value of the Engility/TASC merger consideration to be received by TASC stockholders in respect of each share of TASC common stock minus the exercise price of such TASC stock options.

For additional details, see the section entitled “The Mergers—Interests of Directors and Executive Officers in the Transactions—Interests of Directors and Executive Officers of TASC in the Transactions” beginning on page 103.

Treatment of Engility Stock-Based Awards

As of the closing of the mergers, all outstanding restricted stock units (other than those held by Engility’s directors and certain of its executive officers) will vest and, immediately following the closing, such Engility restricted stock units will be settled in shares of New Engility common stock. Engility’s directors and certain of its executive officers have agreed to waive their rights to have their unvested Engility restricted stock units vest as of the closing—and such Engility restricted stock units will vest and settle otherwise in accordance with their terms and the terms of the applicable waivers.

The number of eligible shares for all performance share awards granted during the first quarter of 2014 will be reduced to the “target” amount of such grants on the day prior to the closing of the mergers pursuant to the terms of the applicable award agreements, and all performance shares forfeited as a result thereof will be cancelled by Engility. The number of shares that will be eligible to vest for all performance share awards granted during the first quarter of 2013 will be determined at the closing of the mergers based on Engility’s actual performance pursuant to the terms of such awards and all performance shares in excess of that amount shall be forfeited. All performance shares that become eligible to vest will be assumed by New Engility and the vesting provisions for all performance shares will be continued in accordance with their terms.

All unvested options to purchase shares of Engility common stock will vest at the closing of the mergers and will be assumed by New Engility and continued, in accordance with their terms with the exercise price adjusted to reflect the full amount of the Engility special cash dividend, provided that, to the extent that adjusting the exercise price by the full amount of the Engility special cash dividend results in the exercise price of such Engility options falling below 25% of the fair market value of the shares underlying such Engility options, such excess portion of the Engility special cash dividend may be paid to holders of the effected Engility options in cash.

For additional details, see the section entitled “The Mergers—Interests of Directors and Executive Officers in the Transactions—Interests of Directors and Executive Officers of Engility in the Transactions” beginning on page 106.

Appraisal Rights

TASC Stockholder Appraisal Rights

Shares of TASC common stock outstanding immediately prior to the TASC effective time and which are held by stockholders who have not voted in favor of the TASC merger or consented thereto in writing and who have properly demanded and are entitled to appraisal of such shares in accordance with Section 262 of the DGCL will not be converted into or represent the right to receive the merger consideration in the TASC merger. Such dissenting TASC stockholders who have properly perfected their appraisal rights will instead be entitled to receive payment for the appraised value of the shares of TASC common stock held by them in accordance with Section 262 of the DGCL and as determined by the Delaware Court of Chancery. A detailed description of the appraisal rights available to holders of TASC common stock and procedures required to exercise statutory appraisal rights is included in the section entitled “Appraisal Rights” beginning on page 224.

Former TASC stockholders, will not, however, be entitled to demand appraisal in the Engility/TASC merger. Although, as a technical matter of Delaware law, stockholders of Merger Sub One have appraisal rights in connection with the Engility/TASC merger, TASC stockholders do not become stockholders of Merger Sub One until the TASC merger is effective. Before that time, Birch Partners as the then sole stockholder of Merger Sub One will vote in favor of the Engility/TASC merger at a stockholders meeting thus preventing any TASC stockholder, who becomes a stockholder of Merger Sub One in connection with the TASC merger, from demanding appraisal under Section 262 of the DGCL in connection with the Engility/TASC merger.

Engility Stockholder Appraisal Rights

Engility stockholders do not have appraisal rights in connection with the mergers.

Conversion of Shares

TASC Conversion of Shares

The conversion of shares of Merger Sub One common stock into the right to receive a number of shares of New Engility common stock equal to the Engility/TASC exchange ratio will occur at the Engility/TASC effective time. From and after the Engility/TASC effective time, all shares of Merger Sub One common stock outstanding immediately prior to the Engility/TASC effective time will be cancelled upon their conversion and will cease to exist. Each holder of Merger Sub One common stock will cease to have any rights with respect to such shares, except for the right to receive the Engility/TASC merger consideration and any cash in lieu of fractional shares of New Engility common stock to be issued or paid in consideration therefor. At the Engility/TASC effective time, each share of Merger Sub One common stock owned by Merger Sub One will automatically be cancelled and cease to exist and no consideration shall be delivered in exchange for such shares.

Engility Conversion of Shares

Each share of Engility common stock issued and outstanding immediately prior to the Engility effective time will be converted into the right to receive one share of New Engility common stock at the Engility effective time. From and after the Engility effective time, all shares of Engility common stock outstanding immediately prior to the Engility effective time will be cancelled upon their conversion and will cease to exist. Each holder of Engility common stock will cease to have any rights with respect to such shares, except for the right to receive the Engility merger consideration. At the Engility effective time, each share of New Engility common stock issued and outstanding immediately prior to the Engility effective time will be automatically cancelled and will cease to exist, and no consideration will be delivered in exchange for such shares.

Exchange of Certificates; No Fractional Shares

Exchange of Certificates

Prior to the closing, Engility will appoint an exchange agent and deposit with the exchange agent the Engility special cash dividend for payment in accordance with the merger agreement. At the closing, New Engility will deposit with the exchange agent (i) an aggregate number of shares of New Engility common stock to be issued as the Engility merger consideration and the Engility/TASC merger consideration to Engility stockholders and TASC stockholders, respectively, and (ii) an aggregate amount of cash due to be paid to TASC stockholders in lieu of fractional shares. Prior to the closing, TASC will mail or cause to be mailed to each holder of record of TASC common stock a letter of transmittal, and as promptly as practicable after closing, New Engility will cause the exchange agent to mail a letter of transmittal to each holder of Engility common stock. Upon surrender of the certificate to the exchange agent, or in the case of book-entry form shares, the receipt of an “agent’s message,” in each case together with a validly executed letter of transmittal (or, in the case of uncertificated shares of TASC common stock, only the validly executed letter of transmittal), the holder of such shares will be entitled to receive the merger consideration, any cash in lieu of fractional shares and any dividends or distributions payable pursuant to the merger agreement, as applicable.

After the Engility effective time, in the case of Engility common stock, or the Engility/TASC effective time, in the case of TASC common stock, and until surrendered, each share of Engility common stock and TASC common stock will cease to exist and will represent only the right to receive the Engility merger consideration or the Engility/TASC merger consideration, as applicable. No interest will be paid or will accrue on the cash payable upon surrender of the certificate or delivery of any letter of transmittal. No dividends or other distributions declared or made with respect to New Engility common stock with a record date after the Engility effective time or Engility/TASC effective time, as applicable, will be paid to the holder of any unsurrendered certificate (or shares held in book-entry form or uncertificated shares, as applicable) with respect to the shares of New Engility common stock issuable upon surrender of such certificate, shares held in book-entry form or uncertificated shares. No cash payment in lieu of fractional shares will be paid to any holders of unsurrendered certificates of TASC common stock until the surrender of such certificate.

The shares of New Engility common stock issued in connection with the mergers upon conversion of any shares of Engility common stock or TASC common stock will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Engility common stock or TASC common stock.

If any certificate has been lost, stolen or destroyed, the exchange agent will issue the applicable merger consideration in exchange for such lost, stolen or destroyed certificate, so long as the person claiming a lost, stolen or destroyed certificate has made an affidavit of that fact. New Engility may also require the certificate holder to post a bond in a reasonable and customary amount, which will serve as indemnity against any claim that may be made against New Engility with respect to such certificate.

No Fractional Shares

TASC stockholders will not receive any fractional shares of New Engility common stock in connection with the mergers. Instead of receiving fractional shares, each holder of TASC common stock will be paid an amount in cash, without interest, equal to such fractional amount multiplied by the volume weighted average of the per share price of Engility common stock on the NYSE for the five consecutive trading days ending on the third business day prior to the date of the Engility effective time.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by Engility and TASC that are subject in some cases to exceptions and qualifications (including exceptions that do not result in, and would not reasonably be expected to have, a material adverse effect (as defined below)). The representations and warranties of Engility and TASC relate to, among other things:

•	due incorporation and corporate organization;

•	capitalization;

•	due authorization to execute, deliver and perform the merger agreement and to consummate the transactions contemplated thereby and the inapplicability of certain anti-takeover laws;

•	the absence of any conflicts with or violation of such party’s organizational documents, certain of its contracts, applicable laws or government orders as a result of execution and performance of the merger agreement;

•	consents and approvals required from, and filings made to, governmental entities;

•	the absence of undisclosed liabilities or obligations;

•	compliance with the Sarbanes-Oxley Act of 2002;

•	the maintenance of a system of internal control over financial reporting;

•	the accuracy of information supplied in connection with this joint proxy/consent solicitation statement/prospectus and the registration statement on Form S-4 of which this joint proxy/consent solicitation statement/prospectus forms a part;

•	the absence of certain changes, events or developments since January 1, 2014 that individually or in the aggregate have had or would reasonably be expected to have a material adverse effect;

•	tax matters;

•	certain employee benefits matters;

•	the absence of certain legal proceedings, investigations and government orders;

•	compliance with applicable laws and permits, including as relate to the Foreign Corrupt Practices Act of 1977 and certain export control laws;

•	environmental matters;

•	the validity of, enforceability of and compliance with, certain material contracts;

•	real property;

•	intellectual property;

•	employment and labor matters, including matters relating to collective bargaining agreements;

•	brokers’ and financial advisors’ fees related to the mergers;

•	the validity of, enforceability of and compliance with certain government contracts, as well as other investigations, proceedings, contract price adjustments and other matters relating specifically to government contracting;

•	insurance policies with respect to such party’s business and assets;

•	financing matters; and

•	the formation and operation of the merger subsidiaries.

In addition, Engility has made certain representations and warranties relating to:

•	documents it has filed with the SEC and the compliance of its financial statements with GAAP;

•	its disclosure controls and procedures relating to financial reporting;

•	its compliance with all applicable listing and corporate governance rules and requirements of the NYSE; and

•	receipt of opinions from financial advisors.

In addition, TASC has made certain representations and warranties relating to:

•	its audited and unaudited financial statements;

•	TASC’s net operating loss carryforwards and tax basis in certain assets, that the mergers and the other transactions contemplated by the merger agreement will not result in an ownership change within the meaning of Section 382 of the Code, and that TASC will not have had a cumulative owner shift within the meaning of Section 382 of the Code of more than 49.1 percentage points during the testing period ending on the closing date of the mergers after giving effect to the mergers and the other transactions contemplated by the merger agreement;

•	affiliate transactions; and

•	TASC not having been an “interested stockholder” (as that term is defined in Section 203 of the DGCL) of Engility since October 28, 2011.

Certain of the representations and warranties made by the parties are qualified as to “materiality” or “material adverse effect” For purposes of the merger agreement, “material adverse effect,” means any fact, circumstance, effect, change, event or development, that, individually or in the aggregate, with all other facts, circumstances, effects, changes, events or developments materially adversely affects the business, financial condition or results of operations of the referenced party and its subsidiaries, taken as a whole, excluding any fact, circumstance, effect, change, event or development to the extent that, either alone or in combination, results from or arises out of:

•	changes or conditions generally affecting the industries in which such party and any of its subsidiaries operate, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to others in such industries in respect of the business conducted in such industries;

•	general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and any of its subsidiaries operate in respect of the business conducted in such industries;

•	any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a material adverse effect, to the extent permitted by this definition);

•	the execution and delivery of the merger agreement or the public announcement or pendency of the transactions contemplated by the merger agreement, including the impact thereof on the relationships, contractual or otherwise, of such party or any of its subsidiaries with employees, labor unions, customers, suppliers or partners;

•	any change, in and of itself, in the market price or trading volume of such party’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a material adverse effect, to the extent permitted by this definition);

•	any change in applicable law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and any of its subsidiaries operate in respect of the business conducted in such industries;

•	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the merger agreement, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and any of its subsidiaries operate in respect of the business conducted in such industries;

•	any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and any of its subsidiaries operate in respect of the business conducted in such industries;

•	any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the merger agreement or the transactions contemplated thereby; or

•	any taking of any action not required by the merger agreement at the written request of the other party thereto.

Covenants and Agreements

Conduct of Business

Engility and TASC each have agreed that, prior to the Engility/TASC effective time, except for matters previously disclosed to the other party, unless otherwise expressly permitted by the merger agreement or required by applicable law, or with the prior written consent of the other party, it will and will cause its subsidiaries to:

•	conduct its business in the ordinary course consistent with past practice in all material respects; and

•	use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees.

Each party has also agreed that, prior to the Engility/TASC effective time, except for matters previously disclosed to the other party, unless otherwise expressly permitted by the merger agreement or required by applicable law, or with the prior written consent of the other party, it will not and will cause its subsidiaries not to, subject to certain limited exceptions:

•	declare or pay dividends or make any other distributions (other than distributions from direct or indirect wholly owned subsidiaries of Engility or TASC, as applicable, to its parent);

•	split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

•	repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in such party or any of its subsidiaries or any securities of such party or any of its subsidiaries convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, such party or any of its subsidiaries, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the acquisition by such party of its shares of its common stock in connection with the surrender of shares of its common stock by holders of stock options in order to pay the exercise price thereof, (2) the withholding of shares of common stock to satisfy tax obligations with respect to awards granted pursuant to such party’s stock plans, and (3) the acquisition by such party of awards granted pursuant to its stock plans in connection with the forfeiture of such awards;

•	issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (except for transactions among such party and its wholly owned subsidiaries and for any liens in favor of the administrative agent under such party’s existing credit agreement) (A) any shares of capital stock of such party or any of its subsidiaries, (B) any other equity interests or voting securities of such party or any of its subsidiaries, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, such party or any of its subsidiaries, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, such party or any of its subsidiaries, (E) any rights issued by such party or any of its subsidiaries that are linked in any way to the price of any class of such party’s capital stock or any shares of capital stock of any of its subsidiaries, the value of such party, any of its subsidiaries or any part of such party or any of its subsidiaries or any dividends or other distributions declared or paid on any shares of capital stock of such party or any of its subsidiaries or (F) any indebtedness of such party having the right to vote on any matters on which Engility stockholders may vote, except, in each case of (A)-(F), for issuing of shares of such party’s common stock in respect of equity awards outstanding under its stock plans as of the date of the merger agreement;

•	amend such party’s charter or bylaws or amend in any material respect the charter or organizational documents of any of its subsidiaries, in either case except as required by applicable law (or, with respect to Engility, the rules and regulations of the SEC or the NYSE);

•	except as required by applicable law, pursuant to the terms of any benefit plan previously disclosed to the other party as set forth in the disclosure schedules to the merger agreement or any of such party’s material contracts as in effect on the date of the merger agreement, (i) increase the salaries, bonus opportunities, incentive compensation or other compensation or benefits of any employee or other service provider of such party or its subsidiaries (except for salary increases in the ordinary course of business consistent with past practice); (ii) grant, announce or pay any new incentive award, retention, severance, change in control or other bonus or similar compensation, (iii) establish, amend, terminate or materially increase the benefits or costs provided under any of such party’s benefit plans or (iv) accelerate the vesting or payment of, or take any action to fund, any benefit or payment provided to employees or service providers of such party or its subsidiaries;

•	make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of the merger agreement);

•

directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice or any transaction solely between such party and a wholly owned subsidiary of such party or between such party’s wholly owned subsidiaries, in each case, in the ordinary course of business consistent with past practice) if the amount of the consideration paid or transferred by such party and its subsidiaries in connection with any such transactions would exceed $500,000 individually or $1,000,000 in the aggregate;

•	sell, lease (as lessor), license, covenant not to assert, mortgage, sell, abandon, allow to lapse, and leaseback or otherwise encumber or subject to any lien (other than any lien for taxes or governmental assessments not yet due or being contested in good faith, certain mechanics’ liens arising in the ordinary course of business, or liens disclosed on such party’s most recent balance sheet), or otherwise dispose of any material properties, rights or assets (other than sales of products or services in the ordinary course of business consistent with past practice) or any interests therein that individually have a fair market value in excess of $500,000 or in the aggregate have a fair market value in excess of $1,000,000, except (A) pursuant to contracts or commitments in effect on the date of the merger agreement (or entered into after the date of the merger agreement without violating the terms of the merger agreement), (B) any of the foregoing with respect to inventory in the ordinary course of business consistent with past practice, (C) any of the foregoing with respect to obsolete or worthless equipment in the ordinary course of business consistent with past practice, (D) in relation to mortgages, liens and pledges to secure indebtedness for borrowed money permitted to be incurred under the merger agreement and guarantees thereof or (E) for any transactions among such party and its wholly owned subsidiaries in the ordinary course of business consistent with past practice;

•	incur any indebtedness, except for (A) indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $1,000,000 in the aggregate; (B) indebtedness in replacement of existing indebtedness, provided that the replacement indebtedness does not increase the aggregate amount of indebtedness permitted to be outstanding under the replaced indebtedness; (C) guarantees by such party of indebtedness of any of its wholly owned subsidiaries and guarantees by any party of indebtedness of any of its wholly owned subsidiaries, in each case, in the ordinary course of business consistent with past practice, (D) intercompany indebtedness among such party and its wholly owned subsidiaries in the ordinary course of business consistent with past practice, (E) making borrowings under such party’s revolving credit facility (as existing on the date of the merger agreement) in the ordinary course of business consistent with past practice or (F) the financing contemplated by the merger agreement; provided, however, that (i) with respect to clause (E), each party may not have an aggregate amount of indebtedness on the closing date of the merger agreement under such revolving credit facility in excess of the amount outstanding under such revolving credit facility as of the date of the merger agreement and (ii) such party will coordinate with the other party in order to minimize the cost of repaying such borrowings at closing, including with respect to any breakage costs;

•	make, or agree or commit to make (A) any capital expenditure in excess of $1,000,000 individually and $2,500,000 in the aggregate for all such capital expenditures that are not contemplated by the previously disclosed capital plans for 2014 and 2015, or (B) any capital expenditure, except (x) as required by a governmental entity or (y) in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

•	waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not create obligations of such party or any of its subsidiaries other than the payment of monetary damages (a) equal to or less than the amounts reserved with respect thereto on, with respect to Engility, any documents filed and made publicly available with the SEC after January 1, 2013 and prior to the date of the merger agreement, with respect to TASC, its financial statements as of and prior to the periods ended December 31, 2013 and July 4, 2014 or (b) not in excess of $1,000,000 in the aggregate;

•	enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other labor union contract applicable to the employees of such party or any of its subsidiaries, other than modifications, amendments, extensions, renewals, replacements or terminations of such contracts in the ordinary course of business consistent with past practice;

•	abandon, allow to lapse, subject to a lien, assign, transfer, convey title (in whole or in part), license, covenant not to assert, grant any right or other licenses to, or otherwise dispose of, material trademarks, trademark rights, trade names or service marks or other material intellectual property rights owned by or exclusively licensed to such party or any of its subsidiaries, or enter into licenses or agreements that impose material restrictions upon such party or any of its subsidiaries with respect to material trademarks, trademark rights, trade names or service marks or other material intellectual property rights owned by any third party, in each case other than non-exclusive licenses in the ordinary course of business consistent with past practice;

•	other than in the ordinary course of business, materially amend or modify any material contract or enter into, materially amend or modify any contract that would be a material contract under the merger agreement if it had been entered into prior to the date of the merger agreement;

•	make, change or revoke any material tax election, materially change any method of tax accounting or annual tax accounting period, settle any claim, action or proceeding relating to material taxes, waive any statute of limitations for any material tax claim or assessment (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business), obtain or request any material tax ruling or closing agreement, or surrender any right to obtain a material tax refund;

•	enter into any new line of business outside of its and its subsidiaries’ existing business;

•	dissolve or liquidate any of its subsidiaries;

•	enter into any government contract or submit any government bid that would knowingly be expected to result in a contract loss in excess of $500,000; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing summarized actions.

No Solicitation by TASC

TASC has agreed to immediately cease any discussions or negotiations with any person (other than Engility and its representatives) that may have been ongoing prior to the date of the merger agreement with respect to a company acquisition transaction (as defined below) or any inquiry or proposal that may reasonably be expected to lead to a company acquisition transaction. TASC must also request the prompt return or destruction of all confidential information that has been provided to such persons.

Until the earlier of the Engility/TASC effective time or the date of termination of the merger agreement, TASC has agreed not to, nor permit any of its affiliates to, directly or indirectly:

•	solicit, initiate or knowingly encourage, induce or facilitate, any company acquisition transaction or any inquiry or proposal that may reasonably be expected to lead to a company acquisition transaction; or

•	participate in any discussions or negotiations regarding, furnish any information with respect to, or cooperate in any way with any person with respect to any company acquisition transaction or any inquiry or proposal that may reasonably be expected to lead to a company acquisition transaction.

For purposes of the merger agreement “company acquisition transaction” means transaction involving a merger, consolidation, business combination, purchase or disposition of any material amount of the assets of TASC or any capital stock of TASC other than (i) the issuance or purchase of TASC’s capital stock or options to purchase TASC’s capital stock to or from employees of TASC or any of TASC’s subsidiaries in the ordinary course and (ii) the transactions contemplated, or as otherwise permitted, by the merger agreement.

No Solicitation by Engility

Engility has agreed to immediately cease any discussions or negotiations with any person that may have been ongoing prior to the date of the merger agreement with respect to a takeover proposal (as defined below) or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal and to request the prompt return or destruction of all confidential information that has been provided to such persons.

Until the earlier of the Engility/TASC effective time or the date of termination of the merger agreement, Engility has agreed not to, nor permit any of its affiliates to, directly or indirectly:

•	solicit, initiate or knowingly encourage, induce or facilitate, any takeover proposal or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal; or

•	participate in any discussions or negotiations regarding, furnish any information with respect to, or cooperate in any way with any person with respect to any takeover proposal or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal.

For purposes of the merger agreement “takeover proposal” means any proposal or offer (whether or not in writing) from a third party (other than TASC or any of its subsidiaries) with respect to (i) any merger, consolidation, share exchange, other business combination or similar transaction involving Engility or any Engility subsidiary, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in any subsidiary of Engility or otherwise) of any business or assets of Engility or its subsidiaries, representing 20% or more of the consolidated revenues, net income or assets of Engility and its subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any person (or the stockholders of any person) or group of persons or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the total outstanding voting power of Engility, (iv) transaction in which any person (or the stockholders of any person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of Engility common stock or (v) combination of the foregoing in each case, other than the transactions contemplated by the merger agreement.

Notwithstanding the foregoing, the Engility board may, at any time prior to obtaining the Engility stockholder approval and in response to a bona fide written takeover proposal that the Engility board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to result in a superior proposal (as defined below), (i) furnish information with respect to Engility and its subsidiaries to the person making such takeover proposal (provided that such information has previously been provided to, or is provided to TASC prior to or substantially concurrently with the time it is provided to such person) pursuant to a customary confidentiality agreement with “standstill” provisions no less restrictive than those contained in the confidentiality agreement and the exclusivity agreement with TASC and (ii) participate in discussions regarding the terms of such takeover proposal and the negotiation of such terms with, and only with, the person making such takeover proposal, provided that such takeover proposal did not result from a breach of Engility’s non-solicitation obligations under the merger agreement.

Except as described below, neither the Engility board nor any committee of the Engility board, may:

•	withdraw (or modify in any manner adverse to TASC), or propose publicly to withdraw (or modify in any manner adverse to TASC), its recommendation that Engility stockholders approve the Engility merger and adopt the merger agreement or approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any takeover proposal (any such action is referred to in the merger agreement and this document as an “adverse recommendation change”); or

•	adopt, or propose publicly to adopt, or allow Engility or any of its affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement or arrangement (other than a confidentiality agreement referred to in the immediately preceding paragraph) relating to any takeover proposal.

Notwithstanding the foregoing, at any time prior to obtaining the Engility stockholder approval, the Engility board may (1) make an adverse recommendation change in response to an intervening event (as defined below) or (2) (A) make an adverse recommendation change or (B) terminate the merger agreement in response to a superior proposal, in the case of either (A) or (B), following receipt of a takeover proposal that did not result from a breach of Engility’s non-solicitation obligations and that the Engility board has determined in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, constitutes a superior proposal, and, in each case described in clauses (1) and (2), only if the Engility board determines in good faith (after consultation with outside counsel) that failure to make such adverse recommendation change or terminate the merger agreement would be inconsistent with the Engility board’s fiduciary duties under applicable law. In order to exercise its rights to make an adverse recommendation change or terminate the merger agreement in response to a superior proposal, Engility must:

•	deliver to TASC a written notice advising TASC that the Engility board intends to take such actions and specifying its reasons for doing so, including, in the case of an intervening event, summarizing the intervening event and, in the case of a superior proposal, summarizing the terms and conditions of the superior proposal (including the identity of the person making such superior proposal) and providing TASC a copy of the most current version of any proposed definitive agreement(s) with respect to such superior proposal; and

•	on or after a specified time on the third business day following the day on which TASC received such written notice, reaffirm in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that (A) the failure to make an adverse recommendation change would continue to be inconsistent with its fiduciary duties under applicable law, and (B) in the case of an intervening event, the intervening event remains in effect, and in the case of a superior proposal, the superior proposal continues to constitute a superior proposal (provided that any amendment to the financial terms or any other material amendment to any term of such superior proposal shall require a new written notice from Engility and a new two-business-day period).

In determining whether to make an adverse recommendation change or terminate the merger agreement, the Engility board must take into account any changes to the terms of the merger agreement proposed by TASC in response to Engility’s written notice or otherwise and engage in good faith negotiations with TASC regarding any such proposed changes at TASC’s request. Engility must also keep TASC reasonably informed of any material developments with respect to any intervening event.

Additionally, Engility has agreed to promptly and in any event no later than 24 hours after receipt of any takeover proposal, or Engility obtaining knowledge of the receipt of any inquiry or proposal that would reasonably be expected to lead to a takeover proposal, advise TASC in writing of such takeover proposal, the material terms and conditions of any takeover proposal and the identity of the person making the takeover proposal. Engility must also keep TASC informed on a reasonably current basis of the status and the material details (including any material change to the terms) of any takeover proposal.

For purposes of the merger agreement, “superior proposal” means any bona fide written offer from a third party (other than TASC or any of its subsidiaries) that, if consummated, would result in such person (or, in the case of a direct merger between such person and Engility, the stockholders of such person) acquiring, directly or indirectly, more than 50% of the voting power of the Engility common stock or all or substantially all the assets of Engility and its subsidiaries, taken as a whole, and which offer, in the good faith judgment of the Engility board (after consultation with outside counsel and a financial advisor of nationally recognized reputation), if consummated, would result in a transaction that is more favorable, from a financial point of view, to the stockholders of Engility than the transactions contemplated by the merger agreement (taking into account all of the terms and conditions of, and the likelihood, timing of, and regulatory requirements in connection with, completion of, such offer and of the merger agreement (including any changes to the terms of the merger agreement proposed by TASC in response to such superior proposal or otherwise)).

For purposes of the merger agreement, “intervening event” means a material event, fact, circumstance, development or occurrence that is unknown to or not reasonably foreseeable by the Engility board or any member thereof on the date of the merger agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Engility board or any member thereof on the date of the merger agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequences becomes known to the Engility board or any member thereof prior to obtaining Engility stockholder approval; provided, however, that none of the following will constitute an intervening event: (i) any action taken by any party to the merger agreement pursuant to and in compliance with the affirmative covenants the merger agreement, (ii) changes in the market price or trading volume of Engility’s securities or changes in Engility’ s credit ratings (except that this clause (ii) will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying such change has resulted in or contributed to an intervening event), (iii) the receipt, existence of or terms of a takeover proposal (except that this clause (iii) will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying the receipt, existence of or terms of such takeover proposal has resulted in or contributed to an intervening event) and (iv) any events relating to the transactions contemplated by the merger agreement or TASC or the TASC subsidiaries.

Additional Agreements

Preparation of Form S-4 and the Proxy Statement/Consent Solicitation Statement/Prospectus

Engility and TASC have delivered this joint proxy/consent solicitation statement/prospectus pursuant to the merger agreement, which requires the parties to jointly prepare and Engility to file this joint proxy/consent solicitation statement/prospectus following each party’s opportunity for review, comment and approval. Engility has agreed to, or to cause New Engility to, use its reasonable best efforts to respond as promptly as reasonably practicable to any SEC comments or requests for amendments or supplements to the registration statement on Form S-4 of which this joint proxy/consent solicitation statement/prospectus forms a part (which we refer to as the Form S-4), have the Form S-4 declared effective under the Securities Act as promptly as practicable and to maintain the effectiveness of the Form S-4 as long as is necessary to consummate the mergers and the other transactions contemplated by the merger agreement. Engility and TASC have also agreed to furnish to each other all information and such other assistance as may reasonably be requested in connection with the preparation, filing and distribution of the Form S-4 and this joint proxy/consent solicitation statement/prospectus. Engility has agreed to advise TASC of the time of effectiveness of the Form S-4, the issuance of any stop order related to the Form S-4 or the suspension of qualification of the Engility merger consideration or the Engility/TASC merger consideration for offering or sale in any jurisdiction and to use its reasonable best efforts to have such stop order or suspension lifted, reversed or otherwise terminated.

If any event occurs, or any change occurs with respect to any information previously provided for inclusion in this joint proxy/consent solicitation statement/prospectus or the Form S-4, each party shall notify the other of such event or change and the parties will cooperate to promptly file any necessary amendments or supplements to the Form S-4 and, as required by law, to disseminate the information contained in such amendment or supplement.

Engility has agreed to use its best efforts to cause this joint proxy/consent solicitation statement/prospectus to be mailed to its stockholders, to hold the Engility special meeting as soon as reasonably practicable following the time that the Form S-4 is declared effective under the Securities Act and to solicit the Engility stockholder approval. If, following the dissemination of this joint proxy/consent solicitation statement/prospectus, either Engility or TASC reasonably determines in good faith that the Engility stockholder approval is unlikely to be obtained at the scheduled Engility special meeting, then on a single occasion and prior to the vote having been taken, Engility has the right to postpone or adjourn the Engility special meeting, but in no event shall the Engility special meeting be held on a date more than 30 days after the date for which it is originally scheduled.

TASC has agreed to cause this joint proxy/consent solicitation statement/prospectus to be mailed to the TASC stockholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act, to submit the merger agreement for adoption by TASC stockholders via written consent and, subject to the TASC board of directors’ fiduciary duties under appropriate law, to solicit such consent from TASC stockholders.

Required Actions and Governmental Approvals

Each of the parties has agreed to use reasonable best efforts to take all actions and do all things necessary or advisable to cause the conditions to closing to be satisfied and consummate and make effective the transactions contemplated by the merger agreement as soon as possible, but in event no later than April 28, 2015. Additionally, the parties have agreed to use their respective reasonable best efforts to take all action reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the merger agreement or the transactions contemplated thereby and, if any such statute or regulation becomes applicable to the merger agreement or the transactions contemplated thereby, to take all action reasonably appropriate to ensure that the transactions contemplated by the merger agreement may be consummated as promptly as practicable. Engility and TASC have agreed to cooperate in good faith to seek to obtain all consents, approvals and waivers required by the terms of any material contracts with third parties or material permits.

To the extent necessary to obtain the consents from governmental entities necessary to consummate the mergers and the other transactions contemplated by the merger agreement, Engility and TASC will use their reasonable best efforts to jointly negotiate, commit to and effect the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation of, or requirements or undertakings with respect to the conduct by Engility, TASC or any of their respective subsidiaries of, any portion of the business, properties or assets of Engility, TASC or any of their respective subsidiaries, except that neither TASC nor Engility will be required to commit or effect any action, prohibition, limitation, requirement or undertaking that is not conditioned upon the consummation of the transactions contemplated by the merger agreement or that, individually or in the aggregate, would or would reasonably be expected to be materially adverse to TASC and its subsidiaries or Engility or its subsidiaries, each taken as a whole.

Subject to certain limitations, Engility and TASC have agreed to use reasonable best efforts to take certain actions to obtain the consents of governmental entities necessary to consummate the mergers and the other transactions contemplated by the merger agreement, including:

•	make all necessary filings under the HSR Act as promptly as reasonably practicable (and in any event no later than 15 business days following the date of the merger agreement);

•	reasonably notify the other party prior to any filings and submissions to governmental entities regarding the transactions contemplated by the merger agreement, and permit the other party to provide input on such matters;

•	use reasonable best efforts to respond promptly to any inquiries or requests received from any governmental entity or any other authority enforcing applicable antitrust or similar laws for additional information or documentary material in connection with antitrust or similar matters (including a “second request” under the HSR Act), and not extend any waiting period under the HSR Act or enter into any agreement with such governmental entities or other authorities not to consummate any of the transactions contemplated by the merger agreement, except with the prior written consent of the other parties to the merger agreement;

•	prepare and submit to the Defense Security Service or the Department of Defense a notification under National Industrial Security Program Operating Manual and any other applicable national or industrial security regulations, and any other applicable customer, national or industry security regulations or customer program security requirements, subject to the other party’s right to approve and participate in such matters; and

•

unless prohibited by applicable law or by the applicable governmental entity: (i) provide the other party with reasonable advance notice and the opportunity to participate in any conversation with governmental entities relating to the transactions contemplated by the merger agreement, and in the event the other party is prohibited by law or the governmental entity from participating, keep the other party apprised of such matter; (ii) cooperate in the filing of written communications explaining or defending the merger agreement and the mergers, articulating any regulatory or competitive argument, or responding to requests or objections made by any governmental entity; and (iii) furnish the other party with copies of all correspondence, filings and communications between it and its affiliates and their respective representatives on one hand, and any governmental entity or members of any governmental entity’s staff, on the other hand, with respect to the merger agreement and the merger, subject to redaction of competitively sensitive information, valuation material or information subject to attorney client privilege.

Indemnification, Exculpation and Insurance

After the Engility/TASC effective time, New Engility agrees that all rights to indemnification and advancement of expenses and exculpation, as provided in the organizational documents of TASC and subsidiaries of TASC as in effect on the date of the merger agreement or in any previously disclosed agreement to which TASC or any of its subsidiaries is a party, to each former and present director or officer of TASC or any subsidiary of TASC and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of TASC or any subsidiary of TASC, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, with respect to matters existing or occurring at or prior to the Engility/TASC effective time (including the merger agreement, and the transactions contemplated thereby) arising out of or pertaining to the fact that such person is or was an officer or director of TASC, or any subsidiary of TASC, or served at their request as described above will survive the Engility/TASC merger and continue in full force and effect in accordance with their term. Additionally, for six years from the Engility/TASC effective time, New Engility must maintain directors’ and officers’ liability insurance coverage from a carrier with the same or better credit rating to TASC’s current insurance policy carrier and on terms not less favorable to the insured persons than TASC’s current insurance policies, provided that Engility will not be required to pay an annual premium in excess of 250% of the aggregate annual premium payable by TASC in 2013. Alternatively, TASC may purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period after the Engility/TASC effective time, except that without Engility’s or New Engility’s consent, the cost of such “tail policy” must not exceed 250% of the aggregate annual premium payable by TASC in 2013.

Tax Matters

TASC and Engility will each use reasonable best efforts to cause the Engility/TASC merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to cooperate in obtaining legal counsel opinions as to such qualification. TASC and Engility will also use reasonable best efforts to deliver tax representation letters to legal counsel and Deloitte Tax LLP as necessary for legal counsel and Deloitte Tax LLP to render their opinions.

Employee Matters

New Engility has agreed that between the closing date and December 31, 2015, the employees of Engility, TASC and any of their subsidiaries who continue to be employed by New Engility will be provided with welfare and retirement benefits substantially comparable in the aggregate to the welfare and retirement benefits that were provided to such employees prior to the closing date.

For purposes of eligibility, seniority participation and vesting under the compensation and benefit plans that TASC and Engility continuing employees become eligible to participate in, service with or credited by Engility, TASC or any of their subsidiaries will be treated as service with New Engility and its affiliates. For the calendar year in which the closing date occurs, New Engility will use commercially reasonable efforts to cause any welfare benefit plans to which such continuing employees become eligible to participate in to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability, and (ii) cause any deductible, coinsurance, or maximum out-of-pocket payments made by the continuing employees and their dependents under welfare benefit arrangements prior to the closing date to be credited to such continuing employees under welfare benefit arrangements maintained by New Engility and its affiliates following the closing date, so as to reduce the amount of any deductible, co-insurance, or maximum out-of-pocket payments payable by such continuing employees.

New Engility has also agreed to cause Engility, TASC, their subsidiaries and any successor thereto to honor, fulfill and discharge their obligations under Engility’s employee benefit plans and TASC’s employee benefits plans, in accordance with the terms and conditions of such plans.

Notwithstanding the foregoing, nothing in the merger agreement will be treated as an amendment of any Engility or TASC benefit plan. Further, the merger agreement will not obligate New Engility or its affiliates to maintain any particular Engility or TASC benefit plan or to retain any particular employees of Engility, TASC or any of their subsidiaries.

Activities of Parties Other than Engility and TASC

Each of Merger Sub One, Merger Sub Two, New Engility and East Merger Sub will not conduct any business or make any investments other than as specifically contemplated by the merger agreement and will not have any assets or material liabilities prior to the closing.

Stockholders Agreement

New Engility has agreed to execute and TASC has agreed to use its reasonable best efforts to cause Birch Partners to execute a stockholders agreement. For more information on the stockholders agreement see the section entitled “Stockholders Agreement” beginning on page 150.

Post-Merger Transactions

Each of the parties has agreed to take all actions and do all things necessary to consummate and make effective, as promptly as practicable following the Engility/TASC effective time, the following post-merger transactions:

•	the contribution by New Engility of all of the of the outstanding capital stock of Engility Corporation to East Merger Sub;

•	the contribution by East Merger Sub of all of the outstanding capital stock of Engility Corporation to TASC;

•	the contribution by TASC of all of the outstanding capital stock of Engility Corporation to TASC, Inc.; and

•	the conversion of Engility Corporation into a limited liability company organized under the laws of Delaware that is treated as a disregarded entity for U.S. federal income tax purposes.

Financing

Engility has agreed to use reasonable best efforts to take, or cause to be taken all actions necessary or advisable to arrange, obtain and consummate the financing as contemplated by the merger agreement on the terms and conditions described in its debt commitment letter and to comply with its obligations under such commitment letter and agreements related to financing arrangements contemplated thereby in all material respects. Without TASC’s consent, Engility will not take any actions with respect to such financing which are inconsistent with the merger agreement and which would reasonably be expected to impair, delay or prevent the transactions contemplated by the merger agreement.

Prior to the closing, Engility has also agreed to use reasonable best efforts to provide all cooperation as TASC may reasonably request in connection with the incremental debt financing TASC has agreed to provide, including the following:

•	causing Engility’s senior officers to participate in a reasonable number of meetings, presentations, drafting sessions, road shows, due diligence sessions, meetings with prospective lenders and investors and sessions with rating agencies in connection with TASC’s incremental debt financing;

•	providing to TASC from time to time financial and other information regarding Engility and its subsidiaries as requested;

•	assisting with the preparation of appropriate and customary materials for rating agency presentations, offering and syndication documents, business projections and other marketing documents required in connection with the financing;

•	furnishing at least four business days prior to the Engility/TASC effective time all documentation and other information relating to Engility or its subsidiaries reasonably required by sources of TASC’s incremental debt financing under applicable “know your customer” and anti-money laundering rules and regulations;

•	obtaining customary evidence of authority, customary officer’s certificates, customary insurance certificates and facilitating the receipt of customary legal opinions; and

•	execution and delivery of, and assistance in the preparation of one or more credit agreements, indentures, note purchase agreements and/or other instruments, pledges and security documents and other definitive financing documents (including guarantees) or certificates or other documents, in each case as contemplated by the incremental joinder agreements, and reasonably facilitating the taking of all corporation actions by Engility and its subsidiaries with respect to entering such definitive financing documents and otherwise reasonably necessary to permit consummation of the financing.

In addition, prior to the closing date, Engility will deliver to TASC a customary payoff letter with respect to the refinancing of the indebtedness under the refinancing arrangements contemplated by Engility’s commitment letter.

TASC has agreed to use reasonable best efforts to take, or to cause to be taken, all actions necessary or advisable to arrange, obtain and consummate the incremental debt financing and to effect the amendments of certain terms of TASC’s existing credit agreements, and to comply with its obligations under its commitment letter and the agreements related to financing arrangements contemplated thereby in all material respects.

Without Engility’s consent, TASC will not take any actions with respect to such incremental debt financing or amendments of TASC’s existing credit agreements which are inconsistent with the terms of the merger agreement and which would reasonably be expected to impair, delay or prevent the transactions contemplated by the merger agreement.

For additional information about the transaction financing, see the section entitled “Description of Financing” beginning on page 186.

Conditions to the Mergers

Conditions to Engility and TASC’s Obligation to Consummate the Mergers

The respective obligations of each party to consummate the transactions contemplated by the merger agreement are subject to the satisfaction or waiver of various conditions that include the following:

•	Engility and TASC have each obtained the requisite approval of their respective stockholders of the merger agreement and the transactions contemplated thereby;

•	the shares of New Engility common stock issuable as the Engility/TASC merger consideration and the Engility merger consideration have been approved for listing on the NYSE subject to official notice of issuance;

•	any waiting period applicable to the mergers under the HSR Act has expired or been terminated;

•	no applicable law and no judgment or other legal restraint or prohibition and no binding order or ruling by any governmental entity is in effect that would prevent consummation of the mergers or the other transactions contemplated by the merger agreement;

•	the Form S-4 has been declared effective and no stop order suspending its effectiveness is in effect and no proceeding for that purpose has been initiated by the SEC;

•	Engility and TASC have each obtained the proceeds of their respective financing contemplated by the merger agreement; and

•	the Engility board has received a letter from an appraisal firm of national reputation indicating that Engility and New Engility will be solvent immediately before and after payment of the Engility special cash dividend and immediately after the Engility/TASC effective time, and after giving effect to the transactions contemplated by the merger agreement.

Conditions to Engility’s Obligations to Complete the Mergers

The obligation of Engility, New Engility and East Merger Sub to consummate the transactions contemplated by the merger agreement is further subject to the satisfaction or waiver of various additional conditions that include the following:

•	TASC’s representations and warranties set forth in the merger agreement with respect to (i) due organization, valid existence, good standing and qualification; (ii) due authorization; and (iii) brokers’ and financial advisors’ fees, in each case, are true and correct in all material respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of such time (except to the extent a representation or warranty is expressly made as of an earlier date, in which case as of such earlier date);

•	TASC’s representations and warranties set forth in the merger agreement with respect to (i) capitalization and (ii) certain tax matters in each case are true and correct in all respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of such time (except to the extent a representation or warranty is expressly made as of an earlier date, in which case as of such earlier date), except for de minimis inaccuracies with respect to capitalization and inaccuracies of less than $10 million in the aggregate with respect to certain representations related to the amounts of TASC’s net operating loss carryforwards and certain other tax attributes;

•	all other representations and warranties of TASC set forth in the merger agreement are true and correct (without giving effect to any limitation as to materiality or material adverse effect qualifier in such representation or warranty) at and as of the date of the merger agreement and at and as of the closing date as though made at and as of such time (except to the extent a representation or warranty is expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to materiality or material adverse effect qualifier in such representation or warranty) individually or in the aggregate, has not had and would not be reasonably be expected to have a material adverse effect with respect to TASC;

•	TASC, Merger Sub One and Merger Sub Two have each performed in all material respects all obligations required by the merger agreement to be performed by them at or prior to the closing date;

•	no material adverse effect with respect to TASC has occurred since the date of the merger agreement;

•	Engility has received a certificate signed on behalf of TASC by an executive officer certifying that the five conditions above have been satisfied;

•	Engility has received (i) the opinion of Weil, Gotshal & Manges LLP, dated as of the closing date, to the effect that the Engility/TASC merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) a copy of a written opinion of Deloitte Tax LLP rendered to TASC, dated as of the closing date, in form and substance reasonably satisfactory to Engility, to the effect that (A) the mergers and the other transactions contemplated by the merger agreement and occurring on the closing date, and taking into account the issuance of the maximum number of shares of Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date, will not result in an ownership change of TASC within the meaning of Section 382(g) of the Code and (B) TASC will not have had a cumulative owner shift under Section 382 of the Code of more than 49.1 percentage points during the “testing period” (as defined in Section 382(i) of the Code) ending on the closing date after giving effect to the mergers and the other transactions contemplated by the merger agreement and taking into account the issuance of the maximum number of shares of Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date;

•	Birch Partners has executed and delivered the stockholders agreement; and

•	certain specified affiliate agreements have been terminated and the rights with respect thereto waived in accordance with the merger agreement.

Conditions to TASC’s Obligations to Complete the Mergers

The obligation of TASC, Merger Sub One and Merger Sub Two to consummate the transactions contemplated by the merger agreement is further subject to the satisfaction or waiver of various additional conditions that include the following:

•	Engility’s representations and warranties set forth in the merger agreement with respect to (i) due organization, valid existence, good standing and qualification; (ii) due authorization; and (iii) brokers’ and financial advisors’ fees, in each case, are true and correct in all material respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of such time (except to the extent a representation or warranty is expressly made as of an earlier date, in which case as of such earlier date);

•	Engility’s representations and warranties set forth in the merger agreement with respect to capitalization of Engility and its subsidiaries are true and correct in all respects at and as of the date of the merger agreement and at and as of the closing date as though made at and as of such time (except to the extent a representation or warranty is expressly made as of an earlier date, in which case as of such earlier date), except for de minimis inaccuracies with respect to capitalization;

•	all other representations and warranties of Engility set forth in the merger agreement are true and correct (without giving effect to any limitation as to materiality or material adverse effect qualifier in such representation or warranty) at and as of the date of the merger agreement and at and as of the closing date as though made at and as of such time (except to the extent a representation or warranty is expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to materiality or material adverse effect qualifier in such representation or warranty), individually or in the aggregate, has not had and would not be reasonably be expected to have a material adverse effect with respect to Engility;

•	Engility, New Engility and East Merger Sub have each performed in all material respects all obligations required by the merger agreement to be performed by them at or prior to the closing date;

•	no material adverse effect with respect to Engility has occurred since the date of the merger agreement

•	TASC has received a certificate signed on behalf of Engility by an executive officer of Engility certifying that the five conditions above have been satisfied;

•	TASC has received (i) the written opinion of Simpson Thacher & Bartlett LLP, dated as of the closing date, to the effect that the Engility/TASC merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the written opinion of Deloitte Tax LLP, dated as of the closing date, to the effect that (A) the mergers and the other transactions contemplated by the merger agreement and occurring on the closing date, and taking into account the issuance of the maximum number of shares of Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date will not result in an ownership change of TASC within the meaning of Section 382(g) of the Code and (B) TASC will not have had a cumulative owner shift under Section 382 of the Code of more than 49.1 percentage points during the “testing period” (as defined in Section 382(i) of the Code) ending on the closing date after giving effect to the mergers and the other transactions contemplated by the merger agreement and taking into account the issuance of the maximum number of shares of Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date;

•	New Engility has executed and delivered the stockholders agreement;

•	as of the Engility/TASC effective time, the amended and restated certificate of incorporation and bylaws of New Engility as agreed to by the parties pursuant to the merger agreement shall have become the certificate of incorporation and bylaws of New Engility; and

•	the New Engility directors designated by Birch Partners have been elected to serve as directors of New Engility effective as of the Engility/TASC effective time.

Termination

The merger agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the closing, whether before or after receipt of the Engility stockholder approval or the TASC stockholder approval:

•	by mutual written consent of TASC and Engility;

•	by either Engility or TASC:

•	if the mergers are not consummated on or before April 28, 2015; provided, however, that this right of termination is not available to either party if the failure of the mergers to occur on or before April 28, 2015 is a proximate result of a breach of the merger agreement by such party;

•	if any governmental entity has enacted, issued, promulgated or enforced any law or final non-appealable judgment that makes the consummation of the mergers illegal or otherwise prevents or prohibits the consummation of the transactions contemplated by the merger agreement; provided, however, that the party seeking to terminate the merger agreement for the foregoing reason shall have complied in all material respects with its obligations under the merger agreement to prevent, oppose or remove such law or judgment; or

•	if Engility stockholder approval has not been obtained upon a vote taken at the duly convened special meeting of Engility’s stockholders or at any adjournment of such meeting.

•	by TASC, if Engility breaches or fails to perform any of its covenants or agreements contained in the merger agreement, or if any representations or warranties of Engility set forth in the merger agreement fail to be true and correct, and such breach or failure (i) would give rise to the failure of a closing condition regarding the accuracy of Engility’s representations and warranties or the performance of Engility’s obligations under the merger agreement and (ii) is incapable of being cured by Engility by April 28, 2015, or is not cured by Engility within 30 days after receiving written notice from TASC;

•	by Engility, if TASC breaches or fails to perform any of its covenants or agreements contained in the merger agreement, or if any representations or warranties of TASC set forth in the merger Agreement fail to be true and correct, and such breach or failure (i) would give rise to the failure of a closing condition regarding the accuracy of TASC’s representations and warranties or the performance of TASC’s obligations under the merger agreement and (ii) is incapable of being cured by TASC by April 28, 2015, or is not cured by TASC within 30 days after receiving written notice from Engility;

•	by TASC, prior to obtaining the Engility stockholder approval, in the event that (i) the Engility board of directors makes an adverse recommendation change or (ii) Engility has failed to include in this joint proxy/consent solicitation statement/prospectus (or any amendment or supplement thereto) the recommendation of the Engility board of directors that Engility stockholders approve the Engility merger and the merger agreement; or

•	by Engility, prior to the receipt of the Engility stockholder approval, and upon payment of $15.6 million in cash to TASC, in order for Engility to enter into a definitive agreement providing for a superior proposal, provided that Engility has complied with its obligations under the merger agreement.

If the merger agreement is terminated, it will be void and have no effect, without any liability or obligation on the part of any party, except that:

•	no termination will affect the obligations of the parties contained in the confidentiality agreement with respect to information exchanged pursuant to the merger agreement;

•	certain other provisions of the merger agreement, including (i) general provisions with respect to notices, interpretation, severability, counterparts, no third-party beneficiaries, governing law, consent to jurisdiction, assignment, specific performance, waiver of jury trial, nonrecourse and release and (ii) provisions with respect to the effect of termination, including the payment of termination fees and expense reimbursements described below, will survive termination; and

•	no termination will relieve any party from liability for any fraud, or intentional breach of any covenant or agreement contained in the merger agreement.

Termination Fees; Expenses

If the merger agreement is terminated, Engility will pay TASC a termination fee of $15.6 million in cash if:

•	the merger agreement is terminated by TASC, or, at a time when the merger agreement could have been terminated by TASC, prior to obtaining the Engility stockholder approval for: (i) an adverse recommendation change made by the Engility board or (ii) Engility’s failure to include in this joint proxy/consent solicitation statement/prospectus (or any amendment or supplement thereto) the recommendation of the Engility board of directors that Engility stockholders approve the Engility merger and the merger agreement, in which case, the termination fee must be paid as promptly as reasonably practicable following the date of termination;

•	the merger agreement is terminated by Engility prior to obtaining the Engility stockholder approval, in order for Engility to enter into a binding agreement providing for a superior proposal, in which case the termination fee must be paid substantially concurrently with the termination; or

•	(A) the merger agreement is terminated due to (i) the failure to obtain the Engility stockholder approval, or (ii) Engility’s breach of covenants and agreements, or the failure of any of Engility’s representations or warranties to be true and correct, where such failure or breach would give rise to the failure of a closing condition which is incapable of being cured by April 28, 2015 or is not cured by Engility within 30 days after receiving notice from TASC; (B) prior to the date of the Engility special meeting (in the case of (A)(i)) or prior to Engility’s breach giving rise to such termination (in the case of clause (A)(ii)), a third party makes a takeover proposal that has become known to the public and such takeover proposal is not withdrawn prior to the date of the Engility special meeting or prior to Engility’s breach giving rise to such termination, as applicable; and (C) within 12 months of such termination, Engility enters into a definitive contract to consummate any takeover proposal which is subsequently consummated or any takeover proposal is subsequently consummated (for purposes of this clause only, the references to “20%” in the definition of takeover proposal will be deemed to be references to “50%”), in which case the termination fee must be paid on the date of the consummation of such takeover proposal; or

In certain circumstances, Engility will also reimburse TASC for certain fees relating to the syndication of commitments for TASC’s incremental debt financing as set forth in the merger agreement.

Except as otherwise provided in the merger agreement, all fees and expenses incurred by the parties in connection with the merger agreement and the transactions contemplated thereby are to be paid solely by the party that has incurred such fees and expenses, except that in the event that Engility fails to promptly pay the termination fee or the reimbursement amounts relating to TASC’s incremental debt financing and TASC commences an action that results in a judgment in TASC’s favor, Engility will pay to TASC all reasonable costs and expenses incurred in connection with such action.

Amendment and Waiver

Amendment

The merger agreement may be amended by a written agreement of the parties, either before or after receipt of the Engility stockholders approval or the TASC stockholder approval, provided, however, that no amendment may be made following receipt of the Engility stockholder approval or the TASC stockholder approval unless, to the extent required by applicable law, such amendment is approved by the applicable stockholders; and provided further that no amendment may be made to certain specified provisions of the merger agreement that would adversely affect the rights of the parties’ financing sources without the consent of such financing sources.

Waiver

At any time prior to the closing, the parties may, without approval of the Engility or TASC stockholders, as applicable (unless such approval is required by law):

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement;

•	waive compliance with any covenants and agreements contained in the merger agreement; and

•	waive the satisfaction of any of the conditions contained in the merger agreement.

Specific Performance; Third-Party Beneficiaries

Specific Performance

Prior to the termination of the merger agreement, the parties are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of the terms and provisions of the merger agreement without proof of actual damages, in addition to any other remedy to which the parties are entitled at law or in equity.

Third-Party Beneficiaries

The merger agreement is not intended to confer upon any person other than the parties thereto any rights or remedies, except:

•	for the provisions of the merger agreement described in the sections entitled “Additional Agreements—Indemnification, Exculpation and Insurance”, “Non-Recourse” and “Release” on pages 139 and 146, respectively; and

•	for the financing sources, with respect to certain specified provisions of the merger agreement.

Non-Recourse

The merger agreement may only be enforced against, and any claims or causes of action arising out of or relating to the merger agreement or the transactions contemplated thereby may be made against, the entities and persons that are expressly identified as parties to the merger agreement and only in their capacity as such. No other parties, including any former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents, TASC’s incremental debt financing sources , Engility’s debt financing sources or affiliates of any party to the agreement, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or affiliate of any of the foregoing will have any liability for any obligations or liabilities of the parties to the merger agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated by the merger agreement or in respect of any oral representations made or alleged to be made in connection therewith.

Release

Effective upon the closing, each of Engility and TASC have agreed, on their own behalf and on behalf of any former, present and future subsidiaries (each, a releasing party) to release any former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or affiliates of Engility or TASC, as applicable, or any former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or affiliates of the foregoing (each, a released party) from any and all claims arising out of, in connection with, pertaining to, or by reason of their status as such or any acts or omissions by any of them in their respective capacities as such, which acts or omissions existed or occurred at or prior to the closing. This release does not apply to the releasing parties’ interests under the merger agreement, the stockholders agreement, the exclusivity agreement or the confidentiality agreement or to any claims arising as a result of any willful misconduct, gross negligence, actual fraud or other criminal act by a released party, or with respect to any claim Engility or TASC, as applicable, may have against a released party to the extent resulting from that party’s status as an employee.

THE VOTING AGREEMENT

The following is a summary of the voting agreement. This summary does not purport to describe all of the terms of the voting agreement and is qualified in its entirety by the complete text of the voting agreement, which is filed as Exhibit 99.3 of the registration statement on Form S-4 of which this joint proxy/consent solicitation statement/prospectus forms a part and incorporated by reference herein. All stockholders of Engility and TASC are urged to read the voting agreement carefully and in its entirety, as well as this joint proxy/consent solicitation statement/prospectus, before making any decisions regarding the merger agreement and the transactions contemplated thereby, including the mergers.

In connection with the merger agreement, Engility, Birch Partners, certain investment funds affiliated with KKR (we refer to such investment funds affiliated with KKR as the KKR investors) and certain investment funds affiliated with General Atlantic (we refer to such investment funds affiliated with General Atlantic as the GA investors) entered into a voting agreement, pursuant to which Birch Partners (which is an investment vehicle of KKR, General Atlantic and certain other minority investors) has agreed not to transfer any of its TASC common stock or Merger Sub One common stock and to vote all of its shares of such stock in a manner so as to facilitate consummation of the mergers.

In order to facilitate the consummation of the mergers, Birch Partners has agreed to deliver a written consent adopting the merger agreement promptly following its receipt of this joint proxy/consent solicitation statement/prospectus and, at any meeting of the stockholders of TASC or Merger Sub One, to vote all of its shares of TASC common stock or Merger Sub One common stock in favor of the TASC merger and the Engility/TASC merger and the other transactions contemplated by the merger agreement. Birch Partners is also subject to certain no-shop requirements under the voting agreement, which require that (i) it not directly or indirectly solicit or initiate or knowingly encourage any TASC acquisition transaction or any inquiry or proposal that may be reasonably expected to lead to such a transaction and (ii) it not directly or indirectly discuss or negotiate with any person regarding, or furnish any person information with respect to, any TASC acquisition transaction. Birch Partners has also agreed to instruct its affiliates and its and their respective representatives to immediately cease and terminate all existing discussions or negotiations with any person with respect to any TASC acquisition transaction or any inquiry or proposal that may be reasonably believed to lead to such a transaction. For purposes of the voting agreement, a “TASC acquisition transaction” means any transaction involving a merger, consolidation, business combination, purchase or disposition of any material amount of the assets of TASC or any capital stock of TASC other than (i) the issuance or purchase of TASC capital stock or options to purchase TASC capital stock to or from employees of TASC or any of its subsidiaries in the ordinary course; and (ii) the transactions contemplated or otherwise permitted by the merger agreement.

In addition, Birch Partners has agreed that until the earlier of the termination of the merger agreement or the effective time of the Engility/TASC merger, it will not, with respect to the TASC common stock or Merger Sub One common stock:

•	sell or transfer any of its shares or effect a distribution of such stock;

•	deposit any such stock into a voting trust or enter into a voting agreement or arrangement with respect to such stock; or

•	grant any proxy or power of attorney with respect to such stock.

Additionally, Birch Partners has represented and warranted to Engility that no limited partner of Birch Partners other than the KKR investors and the GA investors (each of which limited partners we refer to as a co-investor partner) is permitted to transfer any limited partnership interests of Birch Partners without the consent of the KKR investors and the GA investors, other than in connection with a redemption of the limited partnership interests of Birch Partners upon a distribution of any TASC common stock or Merger Sub One common stock by Birch Partners.

The KKR investors and the GA investors have agreed, until the earlier of the termination of the merger agreement and the effective time of the Engility/TASC merger, not to permit: (i) any sale or transfer of an equity interest in a KKR investor or a GA investor by any person who holds any direct or indirect equity interest in any of the KKR investors or GA investors, respectively (other than pursuant to a redemption of such an equity interest in a KKR investor or GA investor) that would result in an “owner shift” under Section 382(g) of the Code with respect to TASC or (ii) any transfer of the limited partnership interests of Birch Partners directly held by any co-investor partner. Neither Birch Partners nor any KKR investor or GA investor may otherwise effect any transaction that would result in a direct or indirect transfer of TASC common stock or Merger Sub One common stock. The voting agreement does not prevent or prohibit transfers in connection with the transactions contemplated by the merger agreement.

In connection with its agreements and obligations under the voting agreement, Birch Partners has also agreed to waive any appraisal, dissent or similar rights related to its ownership of the TASC common stock with respect to the TASC merger and to its ownership of Merger Sub One common stock with respect to the Engility/TASC merger.

The voting agreement will terminate upon the earlier of the effective time of the Engility/TASC merger or such date and time as the merger agreement is validly terminated pursuant to that agreement.

STOCKHOLDERS AGREEMENT

The following is a summary of certain material terms and provisions of the stockholders agreement. This summary does not purport to describe all of the terms and provisions of the stockholders agreement and is qualified in its entirety by the complete text of the stockholders agreement, a form of which is included as Annex B of this joint proxy/consent solicitation statement/prospectus and incorporated by reference herein. All stockholders of Engility and TASC are urged to read the stockholders agreement carefully and in its entirety, as well as this joint proxy/consent solicitation statement/prospectus, before making any decisions regarding the merger agreement and the transactions contemplated thereby, including the mergers.

The merger agreement contemplates, as a condition to the closing of the transactions contemplated thereby, that at the closing, New Engility will enter into a stockholders agreement with Birch Partners, the KKR investors and the GA investors. The stockholders agreement becomes effective at closing and sets forth certain arrangements and contains various provisions relating to, among other things, standstill restrictions, voting restrictions, board representation, transfer restrictions and registration rights.

In this section, the “stockholder party” means Birch Partners, and, following a distribution of any shares of New Engility common stock held by Birch Partners to the KKR investors and the GA investors, the KKR investors and the GA investors. The “stockholder group” means Birch Partners, together with any affiliate of Birch Partners or a KKR investor or GA investor who becomes a “stockholder” within the meaning of the stockholders agreement, in each case, that beneficially owns any New Engility common stock and has become a party to the stockholders agreement. In this section, “independent directors” means the directors of New Engility who are not nominees of the stockholder party.

Board Representation

The stockholders agreement will provide that the New Engility board will be comprised of 11 directors, including 4 stockholder party nominees, subject to the following:

•	for so long as each of the GA investors and the KKR investors, as applicable, beneficially own at least 50% of the shares of New Engility common stock it beneficially owned on the date of the stockholders agreement, the stockholder party will have the right to nominate four New Engility board members;

•	for so long as each of the GA investors and the KKR investors, as applicable, beneficially own at least 25% of the shares of New Engility common stock it owned on the date of the stockholders agreement, the stockholder party will have a right to nominate two New Engility board members;

•	upon the first date that the GA investors or the KKR investors, as applicable, beneficially own less than 50% of the shares of New Engility common stock they beneficially owned as of the date of the stockholders agreement, one of the New Engility board members nominated on behalf of the GA investors or the KKR investors, as applicable, must resign from the New Engility board; and

•	upon the first date that the GA investors or the KKR investors, as applicable, beneficially own less than 25% of the shares of New Engility common stock they beneficially owned as of the date of the stockholders agreement, the remaining New Engility board members nominated on behalf of the GA investors or the KKR investors, as applicable, must resign from the New Engility board.

New Engility will include the stockholder party nominees in the slate of nominees recommended by the New Engility board for election of directors and will use its reasonable best efforts to cause the stockholders of New Engility to elect the stockholder party nominees. In the event any New Engility board member nominated by the stockholder party (which we refer to as a stockholder party director) resigns or is unable to serve, the stockholder parties will be entitled to appoint a replacement stockholder party director. The initial stockholder party directors will be divided among the staggered classes of New Engility directors so that one stockholder party director will have a term expiring in 2015, two stockholder party directors will have a term expiring in 2016 and one stockholder party director will have a term expiring in 2017.

For two years following the closing of the transactions contemplated by the merger agreement, the New Engility board will maintain a co-chairman structure with one stockholder party director co-chairman and one co-chairman elected by a majority of the independent directors. So long as there are two or more stockholder party directors, one stockholder party director shall serve on each committee of the New Engility board (other than a committee that is to be composed solely of independent directors or a committee established to address conflicts with the stockholder group or the KKR investors or the GA investors). So long as there is at least one stockholder party director serving on the New Engility board, one stockholder party director shall serve on the compensation committee. No stockholder party director shall serve on any committee if it would violate mandatory legal or listing requirements concerning that director’s independence, but New Engility will take all reasonable efforts to avoid any such disqualification.

Voting

So long as the stockholder party has director nomination rights under the stockholders agreement, with respect to any proposal or resolution relating to the election of directors, it will vote or cause to be voted all of its voting securities in the same manner as, and in the same proportion to, all shares voted by holders of voting securities (except that with respect to the stockholder party director nominees, the stockholder party may vote all of its voting securities in favor of the stockholder party director nominees). For purposes of the stockholders agreement, “voting securities” shall mean the New Engility common stock and shares of any other class of capital stock or interests in any other equity securities of New Engility then entitled to vote generally in the election of directors.

In the case of all other proposals or resolutions that require a stockholder vote, the stockholder party will vote or cause to be voted all of its excess voting power (defined as the aggregate percentage of voting power represented by the stockholder group’s voting securities out of the total voting power of all New Engility common stock, less 30%) in the same manner as, and in the same proportion to, all shares voted by holders of voting securities, excluding the votes or actions of the stockholder group with respect to its voting securities representing 30% of the total voting power of all New Engility common stock.

Standstill Restrictions

The stockholders agreement contains certain standstill provisions restricting the stockholder group, certain of the KKR investors and certain of the GA investors and certain of their respective affiliates from the date of the stockholders agreement until, with respect to any party, six months after such party no longer has any rights to nominate or designate nominees to the New Engility board.

Change of Control

Without the approval of a majority of the independent directors, no member of the stockholder group, the KKR investors or the GA investors shall enter into or affirmatively support any transaction resulting in a change of control of New Engility in which any member of the stockholder group receives per share consideration in its capacity as a holder of New Engility common stock in excess of that to be received by other holders of New Engility common stock.

Transfer Restrictions

The stockholder group, the KKR investors and the GA investors will be subject to certain transfer restrictions related to the New Engility common stock for a period beginning on the date of the stockholders agreement and ending on the earlier of the day following the six year anniversary of the date of the stockholders agreement and the day following the date on which New Engility undergoes an ownership change (as defined in Section 382(g) of the Code) (which we refer to as an ownership change). These restrictions include the following:

•	no member of the stockholder group may sell or transfer any shares of New Engility common stock directly held by such member;

•	no KKR investor or GA investor may permit the sale or transfer of an equity interest in a KKR investor or a GA investor by any person who holds any direct or indirect equity interest in any of the KKR investors or GA investors, respectively (which we refer to as a partner) (other than pursuant to a redemption of such an equity interest in a KKR investor or a GA investor), that would result in an “owner shift” under Section 382(g) of the Code (which we refer to as an owner shift);

•	no KKR investor or GA investor may permit any transfer of the limited partnership interests of Birch Partners directly held by any co-investor partner;

•	no member of the stockholder group nor any KKR investor or GA investor may otherwise effect any transaction that would result in a direct or indirect transfer of shares of New Engility common stock (including pursuant to a redemption of an equity interest in a KKR investor or a GA investor) unless a committee of the New Engility board comprised solely of independent directors (which we refer to as the committee) provides a written determination that such transaction would not result in an owner shift; and

•	Birch Partners may not effect a distribution of any of its shares of New Engility common stock to any of its partners prior to the day after the three year anniversary of the date of the stockholders agreement.

Notwithstanding the restrictions discussed above, for the period beginning on the day following the three year anniversary of the date of the stockholders agreement and ending on the earlier of the day following the six year anniversary of the date of the stockholders agreement and the date on which New Engility undergoes an ownership change, the stockholders agreement permits the KKR investors and GA investors and any partner or co-investor partner to effect an indirect or direct sale or transfer of up to an aggregate of the number of shares equal to 45% of the total number of outstanding shares of New Engility common stock immediately after the mergers (which we refer to as the waived transfer amount). Certain sales or transfers will not count toward or reduce the waived transfer amount, including:

•	any direct or indirect sale or transfer of an equity interest in a KKR investor or a GA investor by a partner (other than pursuant to a redemption of a partner’s equity in a KKR investor or a GA investor) that does not result in an owner shift;

•	any other direct or indirect sale or transfer by any member of the stockholder group, the KKR investors or the GA investors or a redemption of a partner’s equity interest in a KKR investor or a GA investor that, in accordance with a written determination of the committee, does not result in an owner shift; and

•	a distribution by the stockholder group of any New Engility common stock held by Birch Partners to a co-investor partner if, both (a) the committee provides a written determination that such distribution would not result in an owner shift and (b) either (i) the committee makes a written determination that the sale or transfer of such common stock directly held by the co-investor partner after such distribution does not result in an owner shift or (ii) the co-investor partner represents and undertakes to New Engility that it will not directly sell or transfer any common stock received in such distribution, other than in a distribution to its equity holders.

Notwithstanding the restrictions described above, beginning on the earlier of (i) the day following the six year anniversary of the date of the stockholders agreement and (ii) the day following the date on which New Engility undergoes an ownership change, the stockholder group, the KKR investors, the GA investors, the partners and the co-investor partners may, subject to the restrictions described in the immediately following paragraph, directly or indirectly sell or transfer any of the shares of New Engility common stock held directly or indirectly by them regardless of whether such sale or transfer results in an owner shift.

In addition to and notwithstanding the restrictions described above, no member of the stockholder group may, individually or in the aggregate, other than in connection with a registered public offering, including any underwritten offering as a change of control transaction affecting New Engility, which change of control transaction is approved by the New Engility board of directors, knowingly transfer shares of New Engility common stock to a person (other than to any permitted transferee, as defined in the stockholders agreement) who, after such acquisition, would hold in excess of 5% of the outstanding shares of New Engility common stock.

Registration Rights

The holders of registrable shares are entitled to certain registration rights beginning on the three year anniversary of the date of the stockholders agreement, including (i) the right to request that New Engility file an automatic shelf registration statement and effect unlimited underwritten offerings pursuant to such shelf registration statement; (ii) up to eight demand registration rights in the event that New Engility is no longer eligible to use or otherwise ceases to maintain an effective shelf registration statement; and (iii) unlimited piggyback registration rights that allow holders of registrable shares to require that shares of New Engility common stock owned by such holders be included in certain registration statements filed by New Engility, in each case subject to the transfer restrictions contained in the stockholders agreement. In connection with these registration rights, New Engility has agreed to effect certain procedural actions, including taking certain actions to properly effect any registration statement or offering and to keep the participating stockholder parties reasonably informed with adequate opportunity to comment and review, as well as customary indemnification and contribution agreements.

Termination

The stockholders agreement will terminate by consent of all parties or when the stockholder group no longer beneficially owns shares of New Engility common stock. Certain sections of the stockholders agreement, including those relating to indemnification and those relating to registrations rights, will survive termination of the stockholders agreement until the first date on which there are no registrable shares outstanding.

TASC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the notes thereto for the nine months ended September 30, 2014 and September 30, 2013 and the audited consolidated financial statements and the notes thereto for the three fiscal years ended December 31, 2013. This discussion of TASC’s results includes certain non-GAAP financial measures. TASC believes these provide meaningful supplemental information about its operating performance, because they exclude amounts that TASC’s management and board of directors do not consider part of core operating results when assessing TASC’s performance and underlying trends. More information on the rationale for these measures is discussed in “—Non-GAAP Reconciliations” below.

Overview and Outlook

TASC Parent Corporation, through its operating subsidiary TASC, Inc., helps government entities solve complex national security and public safety challenges by providing advanced systems engineering, integration and decision-support services. Headquartered in Chantilly, Virginia, TASC’s customers include the U.S. intelligence community (IC), Departments of Defense (DoD) and Homeland Security and civilian agencies of the federal government. TASC’s portfolio of services includes lifecycle and enterprise systems engineering and integration, intelligence, surveillance and reconnaissance, cyber, enterprise transformation, intelligence mission and operations and advanced concept and technology development.

TASC offers specialized domain expertise in chemical, biological, radiological, nuclear and explosives; cloud architecture and engineering; geospatial intelligence; mobile and wireless communications; program protection; signals intelligence; space systems; test and evaluation; and aviation systems. TASC conducts business primarily with the U.S. Government as either a prime contractor or subcontractor and operates primarily out of 39 domestic locations in 13 states and the District of Columbia. TASC has approximately 4,000 employees of which over 80% hold security clearances. TASC currently supports customers’ mission-critical needs on more than 850 contracts and task orders in intelligence, defense and civilian industries and has funded backlog as of September 30, 2014 of $385 million. For the year ended December 31, 2013, TASC had revenue of $1.3 billion, substantially all of which was derived from U.S. Government customers.

TASC was incorporated in Delaware in 2009 to facilitate the acquisition of TASC, Inc. from Northrop Grumman Corporation (which we refer to as Northrop Grumman). Substantially all of TASC’s outstanding common stock is held by Birch Partners, LP, which is controlled by investment funds affiliated with KKR and General Atlantic. The acquisition was consummated on December 18, 2009. Prior to the acquisition, TASC, Inc., which was founded in 1966, operated as the advisory services division of Northrop Grumman’s information services sector.

Industry Trends

U.S. federal agencies and DoD will continue to be impacted by reduced budgets resulting from changes in budget priorities and spending caps, and in any year that U.S. Government operations are funded through continuing resolutions if the U.S. Government does not complete the budget process. The U.S. Government services market is presently facing significant uncertainty in this austere budget environment, related to funding, which includes changing mission priorities and political and legislative challenges. Given the overarching economic and fiscal constraints that may continue to adversely affect the U.S Government’s non-discretionary and discretionary budgets, TASC expects that several federal agencies, including those in DoD and IC, may reduce their use of government services. As a result, TASC expects the U.S. government services market may continue to contract from historic annual levels.

With the passage of the Bipartisan Budget Act of 2013 (signed December 26, 2013), government services providers gained some budget clarity for the FY2014 and FY2015. This resolution should improve the near-term stability of top-line forecasts and growth in backlog. U.S. intelligence budgets have reflected broader U.S. federal budget trends. U.S. defense and IC budgets declined between the FY2010 enacted budget and the FY2015 budget request. Budget analysts anticipate FY2015 to represent the near-term trough year for federal spending, and estimates vary on when the budgets for DoD and the IC will rebound. Global security and threats to U.S. national interests are not abating, and TASC expects that the DoD and IC agencies that focus on such threats will likely maintain high levels of readiness and engagement for the foreseeable future. The pace of technological change continues unabated, and TASC expects that the U.S. Government will continue to rely on the private sector for expertise, innovation and affordable solutions.

While TASC expects enduring demand for its services, the current U.S. political and fiscal environments pose significant risks for TASC, including:

•	Budget and funding pressures in TASC’s market continue to drive competition for fewer contract dollars, resulting in pricing pressure and difficulty in retaining talent and incumbent positions;

•	Budgetary pressures and reforms in the procurement process have caused many federal government customers to purchase goods and services increasingly through multiple award, indefinite delivery/indefinite quantity (IDIQ) contracts and other multiple award and/or Government-wide Acquisition Contracts (GWAC) vehicles. These contract vehicles require that TASC make sustained post-award efforts to obtain task orders under the relevant contract. There can be no assurance that TASC will obtain revenues or otherwise sell successfully under these contract vehicles. TASC’s failure to compete effectively in this procurement environment could harm TASC’s operating results;

•	TASC’s revenues are generated both from the efforts of its employees (labor-related revenue) and from the receipt of payments for the costs of materials and subcontracts TASC uses in connection with performing its services (materials and subcontract revenue). Generally, TASC’s materials and subcontract revenues have lower profit-margins than its labor-related revenues. If TASC’s materials and subcontract revenues grow at a faster rate than labor-related revenues, its overall profit margins may decrease and its profitability could be adversely affected;

•	The potential adverse impact of government insourcing of work currently being conducted by the industry and proposals to limit contractor access to sensitive or classified information and work assignments in the defense and intelligence markets;

•	Increases by the U.S. Government in Small Business Set Aside contracting (especially with the U.S. Air Force and Marine Corps) may reduce TASC’s pipeline of opportunities; and

•	The U.S. Government’s increased use of “lowest priced/technically acceptable” value basis for awarding of contracts could negatively impact TASC’s ability to win certain contracts.

Proposed Acquisition by Engility

Merger Agreement

On October 28, 2014, TASC entered into a merger agreement with Engility, Merger Sub One, Merger Sub Two, New Engility and East Merger Sub, pursuant to which Engility and TASC agreed, subject to the terms and conditions of the merger agreement, to effect a strategic business combination of their respective businesses. For a more detailed discussion of the proposed business combination, see the section entitled “The Mergers” beginning on page 54.

Impact of the Proposed Business Combination on the Business

TASC has agreed that, prior to the Engility/TASC effective time, except for matters previously disclosed to Engility, unless otherwise expressly permitted by the merger agreement or required by applicable law, or with the prior written consent of Engility, TASC will, and will cause its subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects and use its reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees. For additional discussion about certain restrictions on the conduct of TASC’s business prior to closing, see the section entitled “The Merger Agreement—Covenants and Agreements” beginning on page 131.

TexelTek Acquisition

On June 4, 2011, TASC completed the acquisition of TexelTek, an advanced technology company providing secure cloud solutions to the U.S. Government. The results of TexelTek’s operations have been included in TASC’s consolidated financial statements since that date. The acquisition was consummated pursuant to a stock purchase agreement dated June 2, 2011, by and between TASC, Inc. and TexelTek. TASC funded the acquisition through the use of its revolving line of credit and cash on hand. Borrowings on the revolving line of credit were paid off on August 2, 2011. The final purchase price was $39.9 million in cash. The acquisition was accounted for using the acquisition method of accounting under ASC 805, Business Combinations.

Contracts

Substantially all of TASC’s business is generated from long-term government contracts for service activities. TASC has no product revenues. Government contracts typically include the following cost elements: direct material, labor and subcontracting costs, and certain indirect costs, including allowable general and administrative costs. Unless otherwise specified in a contract, costs billed to contracts with the U.S. Government are determined under the requirements of the Federal Acquisition Regulation (FAR) and Cost Accounting Standards (CAS) regulations to be allowable and allocable costs. Examples of costs incurred by TASC and not billed to the U.S. Government in accordance with the requirements of the FAR and CAS regulations include, but are not limited to, certain legal costs, lobbying costs, interest expense, charitable donations and advertising costs.

TASC’s long-term contracts typically fall into one of three broad categories: (1) cost-type contracts, which provide for reimbursement of the contractor’s allowable costs incurred, plus a fee that represents profit. Cost-type contracts generally require that the contractor use its best efforts to accomplish the scope of the work within a specified time and a stated dollar limitation; (2) time-and-materials contracts, which provide for a fixed hourly rate for each direct labor hour expended, plus reimbursement of allowable material costs and out-of-pocket expenses; or (3) fixed-price contracts, in which the specified scope of work is agreed to for a price that is a predetermined, negotiated amount and not generally subject to adjustment regardless of costs incurred by the contractor.

The table below presents the percentage of TASC’s total revenues generated from each contract-type for the periods indicated.

	Nine Months Ended		Year Ended
	September 30, 2014	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2011
Contract-Type
Cost-plus	73%	74%	73%	73%	66%
Time-and-material	9%	12%	11%	15%	17%
Fixed price	18%	14%	16%	12%	17%

Total Revenues	100%	100%	100%	100%	100%

Results of Operations

Accounting Period

The interim information below is presented using a calendar convention; that is, the nine month periods are labeled as ending on September 30. However, the actual ending dates for the nine month periods reported are October 3, 2014 and September 27, 2013. It has been TASC management’s historical practice to establish actual interim closing dates using a “fiscal” calendar, in which management closed its books on a Friday near these quarter-end dates in order to minimize the potentially disruptive effects of quarterly closings on business processes. This practice is only used at interim periods within a reporting year. The nine month period ended October 3, 2014 has four more days than the nine month period ended September 27, 2013. The difference in days will not exist by year end, and the fiscal years 2014 and 2013 will have the same number of days.

Selected Historical Results of Operations

The following table presents selected historical results of operations of TASC’s business for the periods indicated.

	Nine Months Ended		Year Ended
	September 30, 2014	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2011
	(in thousands)		(in thousands)
Revenue	$837,206	$1,003,945	$1,297,175	$1,591,244	$1,588,133
Cost of revenue	704,766	848,669	1,103,251	1,364,914	1,358,793
General and administrative expenses	73,997	82,605	103,975	116,597	116,787
Amortization of Intangible Assets	36,190	38,017	50,690	52,330	56,172
Goodwill impairment charge	—	—	—	195,932	376,448
Total costs and expenses	$814,953	$969,291	$1,257,916	$1,729,773	$1,908,200
Operating Income (Loss)	$22,253	$34,654	$39,259	$(138,529)	$(320,067)
Interest expense	$54,822	$39,886	$53,549	$68,056	$84,108
Loss on extinguishment of debt	$6,237	—	—	—	—
Other (income) expense, net	$214	$(1)	$(15)	$(315)	$(314)
Loss Before Income taxes	$(39,020)	$(5,231)	$(14,275)	$(206,270)	$(403,861)
Provision (benefit) for income taxes	270,547	(1,837)	(5,390)	(79,805)	(155,070)
Net Loss	$(309,567)	$(3,394)	$(8,885)	$(126,465)	$(248,791)
Other Financial Information:

Adjusted EBITDA	$69,279	$93,253	$120,109	$131,626	$144,066

Non-GAAP Reconciliations

Two key non-GAAP financial measures used by TASC’s management are EBITDA and Adjusted EBITDA. TASC believes these non-GAAP financial measures provide an important supplemental measure of TASC’s operating performance. These measures exclude amounts that TASC’s management does not consider part of core operating results when assessing performance. TASC’s management uses these non-GAAP financial measures to evaluate historical financial performance, establish future operating and capital budgets and determine variable compensation for management and employees. TASC’s debt agreements specify items that should be added to EBITDA in arriving at Adjusted EBITDA. These include, among other things, sponsor management fees, stock-based compensation expense, impairment charges, restructuring charges, extraordinary expenses and gains and losses on debt transactions. The amounts presented in accordance with TASC’s definitions of EBITDA and Adjusted EBITDA may not be the same as similar measures used by other companies. The following is a quantitative reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income (loss) for the periods indicated:

	Nine Months Ended		Year Ended
	September 30, 2014	September 30, 2013	December 31, 2013		December 31, 2012	December 31, 2011
	(in thousands)		(in thousands)
Net Loss	$(309,567)	$(3,394)	$	(8,885)	$(126,465)	$(248,791)
Plus Operating Items:
Provision (Benefit) for Income Taxes	270,547	(1,837)		(5,390)	(79,805)	(155,070)
Net Interest Expense	54,809	39,876		53,528	68,018	83,630
Depreciation and Amortization	8,470	9,627		12,634	11,084	8,403
Amortization of Purchased Intangibles	36,190	38,017		50,690	52,330	56,172

EBITDA	$60,449	$82,289		$102,577	$(74,838)	$(255,656)
Management Fee (2)	3,750	3,750		5,000	5,000	5,000
Stock Based Compensation	2,270	2,361		3,246	3,313	3,385
Loss on extinguishment of debt	6,237	—		—	—	—
Benefit of Cost Savings and Acquisitions (3)	—	5,209		6,739	—	2,632
Goodwill Impairment Charge (1)	—	—		—	195,932	376,448
Other adjustments (4)	(3,427)	(356)		2,547	2,219	12,257

Adjusted EBITDA	$69,279	$93,253		$120,109	$131,626	$144,066

(1)	In 2012 and 2011, TASC reported goodwill impairment charges in the amounts of $195.9 million and $376.4 million, respectively.
(2)	TASC entered into a monitoring agreement, dated December 19, 2009, with KKR and General Atlantic, pursuant to which KKR and General Atlantic provide management and advisory services to TASC. Under the terms of the monitoring agreement, TASC is obligated to pay to those entities an aggregate annual management fee of $5.0 million per year. Under the terms of the 2014 credit agreement (as defined below), the quarterly payment of the aggregate annual management fee was deferred until certain covenant ratios were achieved. As a result, there is a balance payable at September 30, 2014 of $3.75 million. There was a balance payable at December 31, 2013 of $1.25 million.
(3)	In the fourth quarter of 2013, TASC finalized a cost restructuring plan to reduce headcount and benefits. This adjustment represents the estimated operational cost savings realized due to TASC restructuring and benefit plan changes as allowed under our credit agreement. The 2011 adjustment represents the portion of the trailing twelve month EBITDA for TexelTek prior to being acquired by TASC in 2011.
(4)	Other adjustments include functional stand-up costs, M&A expenses, debt restructuring costs, facility closing costs, reorganization/severance costs, and non-recurring write-downs as allowed under our credit agreement.

Results of Operations—Nine Months Ended September 30, 2014 compared to Nine Months Ended September 30, 2013

The following information should be read in conjunction with TASC’s unaudited condensed consolidated financial statements and audited consolidated financial statements.

The table below provides selected financial data for TASC:

	Nine Months Ended
	September 30, 2014		September 30, 2013		Dollar Change	Percentage Change
	(in thousands except percentages)
Revenue	$837,206	100.0%	$1,003,945	100.0%	$(166,739)	(16.6)%
Cost of revenue	704,766	84.2%	848,669	84.5%	(143,903)	(17.0)%
General and administrative expenses	73,997	8.8%	82,605	8.2%	(8,608)	(10.4)%
Amortization of intangible assets	36,190	4.3%	38,017	3.8%	(1,827)	(4.8)%
Total costs and expenses	$814,953	97.3%	$969,291	96.5%	$(154,338)	(15.9)%
Operating Income	$22,253	2.7%	$34,654	3.5%	$(12,401)	(35.8)%
Interest expense	$54,822	6.5%	$39,886	4.0%	$14,936	37.4%
Loss on extinguishment of debt	$6,237	0.7%	—	0.0%	$6,237	n/a %
Other (income) expense, net	$214	0.0%	$(1)	(0.0)%	$215	n/m
Loss Before Income taxes	$(39,020)	(4.7)%	$(5,231)	(0.5)%	$(33,789)	645.9%
Provision (benefit) for income taxes	270,547	32.3%	(1,837)	(0.2)%	272,384	n/m
Net Loss	$(309,567)	(37.0)%	$(3,394)	(0.3)%	$(306,173)	9,021.0%

n/m = not meaningful

Revenue: For the nine months ended September 30, 2014, revenue totaled $837.2 million as compared to $1,003.9 million for the nine months ended September 30, 2013. The decrease was primarily driven by the loss of a National Geospatial-Intelligence Agency (NGA) contract, loss of an Office of the Director of National Intelligence (ODNI) contract, and reduced scope on a restricted customer recompete.

Cost of Revenue: For the nine months ended September 30, 2014, cost of revenue totaled $704.8 million, a decline of 17.0% compared to the nine months ended September 30, 2013. The decrease was driven primarily by lower direct costs resulting from the wind-down of an NGA contract, which resulted in decreases in TASC headcount and associated direct labor and subcontract labor.

General and Administrative Expenses: For the nine months ended September 30, 2014, general and administrative expenses were $74.0 million, compared to $82.6 million for the nine months ended September 30, 2013. General and administrative expenses as a percentage of revenue increased to 8.8% for the nine months ended September 30, 2014, compared to 8.2% for the comparable period in 2013. The increase in general and administrative expenses as a percentage of revenue primarily resulted from lower revenue as the overall spending in dollars for these largely fixed expenses decreased by $8.6 million, driven by lower administrative salaries resulting from a restructuring implemented in the fourth quarter of 2013.

Amortization of Intangible Assets: For the nine months ended September 30, 2014, amortization of intangible assets was $36.2 million, compared to $38.0 million for the nine months ended September 30, 2013. Purchased intangibles are amortized over their estimated useful lives using an income forecast method.

Operating Income: Operating income for the nine months ended September 30, 2014 was $22.3 million, a decrease of $12.4 million compared to the nine months ended September 30, 2013. Operating margin decreased to 2.7% compared to 3.5% for the comparable period in 2013. The decrease in operating income was primarily related to lower volume and lower contract profit rates in 2014.

Interest Expense: For the nine months ended September 30, 2014, interest expense totaled $54.8 million as compared to $39.9 million for the comparable nine month period in 2013. The increase was driven primarily by deferred financing fees associated with the final pay-off of TASC’s senior subordinated debt, coupled with the debt issuance fees and higher interest rates resulting from the refinancing of TASC’s senior secured debt, each occurring in the second quarter of 2014.

Loss on extinguishment of debt: The $6.2 million extinguishment loss recorded in the nine month period ending September 30, 2014 resulted from the refinancing of TASC’s senior secured debt.

Net Loss: For the nine months ended September 30, 2014, the net loss was $309.6 million, an increase of $306.2 million compared to the same nine month period in 2013. The increase in the net loss was primarily due to the recording of a valuation allowance on the net deferred tax asset, higher interest expense and extinguishment loss resulting from refinancing activity and the payoff of TASC’s senior subordinated debt in the second quarter of 2014, coupled with lower contract profit rates in 2014 compared to the comparable period in 2013. During 2014, TASC entered into the 2014 credit agreement (as defined below) which resulted in an increase in net interest expense and a reduction of available cash flows for making optional prepayments thereupon. This increase in net interest expense on the current base of operations results in projected financial and tax losses. These negative developments in 2014 have resulted in TASC management’s conclusion to record the valuation allowance against its net deferred tax assets during the nine-month period ending September 30, 2014. On the basis of this evaluation, a full valuation allowance of $285.8 million was recorded to reduce TASC’s deferred tax assets to zero. Of the full valuation allowance of $285.8 million, $270.4 million was recorded as a discrete income tax charge in 2014.

Results of Operations—Years Ended December 31, 2013, 2012 and 2011

The following information should be read in conjunction with TASC’s audited consolidated financial statements.

Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012

The table below provides selected financial data for TASC for the year ended December 31, 2013 compared to the year ended December 31, 2012.

	Year Ended
	December 31, 2013		December 31, 2012		Dollar Change	Percentage Change
	(in thousands except percentages)
Revenue	$1,297,175	100.0%	$1,591,244	100.0%	$(294,069)	(18.5)%
Cost of revenue	1,103,251	85.1%	1,364,914	85.8%	(261,663)	(19.2)%
General and administrative expenses	103,975	8.0%	116,597	7.3%	(12,622)	(10.8)%
Amortization of intangible assets	50,690	3.9%	52,330	3.3%	(1,640)	(3.1)%
Goodwill impairment charge	—	0.0%	195,932	12.3%	(195,932)	(100.0)%
Total costs and expenses	$1,257,916	97.0%	$1,729,773	108.7%	$(471,857)	(27.3)%
Operating Income (Loss)	$39,259	3.0%	$(138,529)	(8.7)%	$177,788	n/m
Interest expense	$53,549	4.1%	$68,056	4.3%	$(14,507)	(21.3)%
Other (income) expense, net	$(15)	(0.0)%	$(315)	(0.0)%	$300	(95.2)%
Loss Before Income taxes	$(14,275)	(1.1)%	$(206,270)	(13.0)%	$191,995	(93.1)%
Benefit for income taxes	(5,390)	(0.4)%	(79,805)	(5.0)%	74,415	(93.2)%
Net Loss	$(8,885)	(0.7)%	$(126,465)	(7.9)%	$117,580	(93.0)%

n/m = not meaningful

Revenue: For the year ended December 31, 2013, revenue totaled $1,297.2 million as compared to $1,591.2 million for the year ended December 31, 2012. The decrease was primarily driven by NGA and ODNI contract losses, National Security Agency (NSA) program reductions, and fewer task orders awarded on a Defense Information Systems Agency (DISA) contract as it transitioned to a more competitive IDIQ vehicle.

Cost of Revenue: For the year ended December 31, 2013, cost of revenue totaled $1,103.3 million, a decline of 19.2% compared to the year ended December 31, 2012. The decrease was driven primarily by lower direct costs resulting from the wind-down of the NGA contract in 2013, which resulted in decreases in TASC headcount and associated direct labor and subcontract labor.

General and Administrative Expenses: For the year ended December 31, 2013, general and administrative expenses were $104.0 million, compared to $116.6 million for the year ended December 31, 2012. General and administrative expenses as a percentage of revenue increased to 8.0% for the year ended December 31, 2013, compared to 7.3% for the year ended December 31, 2012. The increase in general and administrative expenses as a percentage of revenue primarily resulted from lower revenue as the overall spending dollars decreased driven by reductions in these largely fixed expenses necessitated by the decreased direct labor base in 2013, and lower unallowable expenses primarily resulting from lower pension and bid protest costs.

Amortization of Intangible Assets: For the year ended December 31, 2013, amortization of intangible assets was $50.7 million, compared to $52.3 million for the year ended December 31, 2012. Purchased intangibles are amortized over their estimated useful lives using an income forecast method.

Goodwill impairment charge: For the year ended December 31, 2012, TASC recorded a non-cash goodwill impairment charge of $195.9 million due to a decline in the estimated fair value of each of its reporting units. During the year ended December 31, 2013, TASC did not record an impairment charge to goodwill and there was no change in the balance of goodwill.

Operating Income (Loss): Operating income for the year ended December 31, 2013 was $39.3 million, an increase of $177.8 million compared to the year ended December 31, 2012. Operating margin increased to 3.0% for the year ended December 31, 2013, compared to (8.7)% for the year ended December 31, 2012. The increase in operating income was primarily due to the goodwill impairment charge of $195.9 million incurred during the year ended December 31, 2012, lower unallowable expenses, and more favorable contract performance and contract close-out adjustments in FY2013. These were partially offset by the lower revenue in 2013.

Interest Expense: For the year ended December 31, 2013, interest expense totaled $53.5 million as compared to $68.1 million for the year ended December 31, 2012. The decrease resulted from the pay-downs of senior subordinated debt of $80 million in 2013 and $145 million in 2012.

Net Loss: For the year ended December 31, 2013, the net loss was $8.9 million, an improvement of $117.6 million compared to the year ended December 31, 2012. The lower loss in 2013 was primarily due to the goodwill impairment charge incurred during the year ended December 31, 2012, lower interest expense, and more favorable contract performance and contract close-out adjustments in fiscal year 2013, partially offset by the lower revenue in 2013.

Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011

The table below provides selected financial data for TASC for the year ended December 31, 2012 compared to the year ended December 31, 2011.

	Year Ended
	December 31, 2012		December 31, 2011		Dollar Change	Percentage Change
	(in thousands except percentages)
Revenue	$1,591,244	100.0%	$1,588,133	100.0%	$3,111	0.2%
Cost of revenue	1,364,914	85.8%	1,358,793	85.6%	6,121	0.5%
General and administrative expenses	116,597	7.3%	116,787	7.4%	(190)	(0.2)%
Amortization of intangible assets	52,330	3.3%	56,172	3.5%	(3,842)	(6.8)%
Goodwill impairment charge	195,932	12.3%	376,448	23.7%	(180,516)	(48.0)%
Total costs and expenses	$1,729,773	108.7%	$1,908,200	120.2%	$(178,427)	(9.4)%
Operating Loss	$(138,529)	(8.7)%	$(320,067)	(20.2)%	$181,538	(56.7)%
Interest expense	$68,056	4.3%	$84,108	5.3%	$(16,052)	(19.1)%
Other (income) expense, net	$(315)	(0.0)%	$(314)	(0.0)%	$(1)	0.3%
Loss Before Income taxes	$(206,270)	(13.0)%	$(403,861)	(25.4)%	$197,591	(48.9)%
Benefit for income taxes	(79,805)	(5.0)%	(155,070)	(9.8)%	75,265	(48.5)%
Net Loss	$(126,465)	(7.9)%	$(248,791)	(15.7)%	$122,326	(49.2)%

Revenue: For the year ended December 31, 2012, revenue totaled $1,591.2 million as compared to $1,588.1 million for the year ended December 31, 2011. The slight increase was driven by a full year of revenue for TexelTek in fiscal year 2012 (acquired in June 2011; $20 million impact), and new program wins with the NGA and Defense Intelligence Agency (DIA). These positive variances were partially offset by DoD program losses, and reduced scope on DISA and Air Force programs resulting from budget pressures.

Cost of Revenue: For the year ended December 31, 2012, cost of revenue totaled $1,364.9 million, up 0.5% compared to the year ended December 31, 2012. The $6.1 million increase over 2011 is primarily driven by increases in subcontract costs partially offset by decreases in other direct costs and direct labor.

General and Administrative Expenses: For the year ended December 31, 2012, general and administrative expenses were $116.6 million, compared to $116.8 million for the year ended December 31, 2012. General and administrative expenses as a percentage of revenue decreased slightly to 7.3% in fiscal year 2012 compared to 7.4% in fiscal year 2011.

Amortization of Intangible Assets: For the year ended December 31, 2012, amortization of intangible assets was $52.3 million, compared to $56.2 million for the year ended December 31, 2011. Purchased intangibles are amortized over their estimated useful lives using an income forecast method.

Goodwill impairment charge: For the year ended December 31, 2012, TASC recorded a non-cash goodwill impairment charge of $195.9 million due to a decline in the estimated fair value of each of its reporting units. The decline in the estimated fair value during 2012 was a result of a number of factors, including the loss of TASC’s largest contract. During the year ended December 31, 2011, TASC recorded an impairment charge of $376.4 million impacting each of its reporting units. The decline in the estimated fair value during 2011 resulted from a number of factors, including lower growth prospects resulting from both anticipated budget restrictions and reductions in DoD and civilian agency spending, lower forecasted operating margins resulting from increased pricing pressure in federal procurements and an overall decline in the broader stock market, which resulted in reduced performance metric multiples at comparable public companies.

Operating Loss: Operating loss for the year ended December 31, 2012 was $138.5 million compared to $320.1 million for the year ended December 31, 2011. Operating margin as a percentage of revenue improved to (8.7)% for the year ended December 31, 2012, compared to (20.2)% for the year ended December 31, 2011. The smaller operating loss was primarily due to the smaller goodwill impairment charge of $195.9 million in 2012 compared to the $376.4 million impairment charge incurred during the year ended December 31, 2011.

Interest Expense: For the year ended December 31, 2012, interest expense totaled $68.1 million as compared to $84.1 million for the year ended December 31, 2011. The $16.0 million decrease from 2011 was due to lower interest expense resulting from the 2011 debt restructuring and the pay-down of senior subordinated debt, partially offset by call premiums paid in 2012 related to debt transactions on the senior subordinated debt.

Net Loss: For the year ended December 31, 2012, the net loss was $126.5 million compared to $248.8 million for the year ended December 31, 2011. The smaller net loss was primarily due to the lower goodwill impairment charge incurred and lower interest expense during the year ended December 31, 2012 compared to 2011, net of the effect of tax.

Liquidity and Capital Resources

Liquidity

TASC’s primary cash needs are for working capital, debt service and strategic investments or acquisitions. Accounts receivable is the principal component of TASC’s working capital and is generally driven by TASC’s level of revenue with other short-term fluctuations related to payment practices by TASC’s customers. TASC’s accounts receivable reflect amounts billed to its customers, as well as the revenue that was recognized in the preceding month, which is generally billed in the following month as of each balance sheet date.

The total amount of TASC’s accounts receivable can vary significantly over time, but is generally sensitive to recent revenue levels. Total accounts receivable days sales outstanding (“DSO”) typically range from 45 to 60 days, calculated on trailing three months of revenue. TASC’s accounts receivable DSO was 40 as of September 30, 2014, and 51 as of September 30, 2013. DSO was 51, 51 and 58, respectively, as of December 31, 2013, 2012 and 2011.

This table represents cash flows for the periods indicated.

	Nine Months Ended		Year Ended
	September 30, 2014	September 30, 2013	December 31, 2013	December 31, 2012	December 31, 2011
	(in thousands)		(in thousands)
Net loss	$(309,567)	$(3,394)	$(8,885)	$(126,465)	$(248,791)
Impairment of goodwill	—	—	—	195,932	376,448
Depreciation and amortization	8,470	9,627	12,634	11,084	8,403
Amortization of intangible assets and deferred financing fees	55,382	46,406	62,582	64,318	70,245
Deferred income taxes	270,423	(1,881)	(5,607)	(79,901)	(155,380)
Changes in operating assets and liabilities, net of acquisition effects	20,830	(19,976)	(11,737)	29,962	39,280
Other adjustments	8,677	3,399	4,293	3,367	3,385

Net cash from operating activities	54,215	34,181	53,280	98,297	93,590
Net cash used in investing activities	(1,844)	(4,319)	(7,341)	(4,965)	(56,495)
Net cash used in financing activities	(32,269)	(35,213)	(86,463)	(78,917)	(61,919)

Net (decrease) increase in cash and cash equivalents	20,102	(5,351)	(40,524)	14,415	(24,824)
Cash and cash equivalents, beginning of period	30,427	70,951	70,951	56,536	81,360

Cash and cash equivalents, end of period	$50,529	$65,600	$30,427	$70,951	$56,536

Cash from Operating Activities

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013. Net cash flows from operating activities for the nine months ended September 30, 2014 totaled $54.2 million compared to $34.2 million in the comparable period in 2013. The increase reflects improvements in DSO coupled with no payouts for profit sharing in the 2014 period compared to profit sharing payments of $11.5 million made in the 2013 period. The DSO improvement of 11 days from 51 to 40 days is a benefit to cash of approximately $34 million.

2013 Compared with 2012. Net cash flows from operating activities for the year ended December 31, 2013 totaled $53.3 million compared to $98.3 million in 2012. The decrease is attributable to lower subcontract accruals in 2013 as well as a decrease in accrued payroll due to the timing of year end payroll year over year. The decrease also reflects lower EBITDA in 2013, coupled with the impact of improvements in DSO achieved in 2012.

2012 Compared with 2011. Net cash flows from operating activities for the year ended December 31, 2012 totaled $98.3 million versus $93.6 million for the year ended December 31, 2011. In 2012, there was marked improvement in the management and collection of unbilled receivables and TASC’s DSO metric improved by 7 days from 58 days to 51 days.

Cash from Investing Activities

During the nine months ended September 30, 2014 and 2013, TASC used $1.8 million and $4.3 million, respectively, of cash for investing activities, primarily for capital expenditures and purchase of an investment held for sale of $2.7 million in 2013.

During the fiscal years ended December 31, 2013, 2012 and 2011, TASC used $7.3 million, $5.0 million and $56.5 million, respectively, of cash for investing activities, primarily for capital expenditures and the purchase of TexelTek in 2011 for $40 million.

Cash from Financing Activities

During the nine months ended September 30, 2014 and 2013, TASC used $32.3 million and $35.2 million, respectively, of cash for financing activities, primarily for debt payments on the senior subordinated debt, net of refinancing activity.

During the fiscal years ended December 31, 2013, 2012 and 2011, TASC used $86.5 million, $78.9 million and $61.9 million, respectively, of cash for financing activities, primarily for debt payments on the senior subordinated debt, net of refinancing activity.

Contractual Obligations

The table below presents TASC’s estimated total contractual obligations as of September 30, 2014, including the amounts expected to be paid or settled for each of the periods indicated below.

	Payments Due by Period
	Total	Less Than 1 year	1-3 Years	3-5 Years	More Than 5 Years
	(unaudited) (in thousands)
Contractual Obligations
Long-term debt obligations (1)	$1,008,600	$73,884	$125,192	$119,432	$690,092
Non-cancellable operating leases	44,221	27,187	13,351	2,238	1,445
Purchase obligations (2)	193,522	164,453	24,131	4,578	360

Total	$1,246,343	$265,524	$162,674	$126,248	$691,897

(1)	Represents term loan principal, all future interest payments, and the outstanding borrowing and undrawn commitment fee under our revolving line of credit.
(2)	Represents open purchase orders for amounts expected to be paid for goods or services that are legally binding.

2014 Credit Facilities

On May 23, 2014, TASC replaced its 2011 amended and restated credit agreement, as described below, by entering into a first lien credit agreement and a second lien credit agreement with Barclays Bank PLC, as administrative agent and collateral agent (which we refer to as the 2014 credit agreement). The first lien credit agreement has a maturity of May 23, 2020 and a principal balance of $395 million with an interest rate of LIBOR subject to a floor of 1.00% plus a spread of 550 bps. The second lien credit agreement has a maturity date of May 23, 2021 and a principal balance of $250 million with a fixed interest rate of 12.00%. Additionally, the 2014 credit agreement has the following prepayment provisions:

•	First lien term loan

•	At any time and without penalty except if the prepayment or refinancing of all or a portion of the first lien term loan is for the primary purpose of refinancing, substituting or replacing the first lien term loan or the prepayment of all of the first lien term loan is in connection with a change of control.

•	Prior to May 23, 2015—call subject to make whole provision

•	Prior to May 23, 2016—call subject to a 1% premium

•	Subsequent to May 23, 2016—no prepayment penalty

•	Second lien term loan

•	Prior to May 23, 2015—subject to make whole provision

•	Prior to May 23, 2016—subject to a 5% premium

•	Prior to May 23, 2017—subject to a 2.5% premium

•	Subsequent to May 23, 2017—no prepayment penalty

In addition to the new 2014 credit agreement, TASC made adjustments to its existing revolving line of credit with four principal lenders (Barclays Bank PLC, Deutsche Bank, Mizuho Bank and Royal Bank of Canada). The 2014 credit agreement revolving credit facility has a committed principal balance of $50 million with a maturity date of May 23, 2019. The 2011 amended and restated credit agreement revolving credit facility had a committed principal balance of $80 million with a maturity date of September 18, 2015.

TASC incurred additional fees and expenses of approximately $26.0 million related to the 2014 credit agreement. There were also approximately $13.3 million of unamortized balances for fees and expenses related to the 2011 amended and restated credit agreement (as defined below). TASC recorded an extinguishment loss of $6.2 million related to lenders deemed extinguished in the refinancing.

2013 Credit Facilities

Previously, TASC maintained credit agreements with two separate syndicates of lenders, one administered by Barclays Bank (which we refer to as the Barclays credit agreement) and the other administered by the Bank of New York Mellon (which we refer to as mezzanine credit agreement). The Barclays credit agreement, which commenced on December 19, 2009 and existed through May 3, 2011, included $590 million in term loans (we refer to the $200 million Tranche A and the $390 million Tranche B, collectively as the senior secured debt), and a $100 million revolving credit facility. The Barclays credit agreement was refinanced via an amended and restated credit agreement on May 4, 2011 (which we refer to as the 2011 amended and restated credit agreement) and effectively rolled the senior secured debt into a “New Tranche B” loan for $575 million whose term ends December 18, 2015. The refinancing resulted in a modification of the original loan; therefore deferred financing fees associated with the original Tranche A and Tranche B are being amortized over the remaining term of New Tranche B. The 2011 amended and restated credit agreement superseded the original Barclays credit agreement.

On April 26, 2012, the loan was extended via a joinder agreement to increase the principal obligation by $75.0 million. All the provisions of the 2011 amended and restated credit agreement apply to this new term loan. The 2011 amended and restated credit agreement required scheduled principal payments in equal consecutive quarterly installments, which commenced on September 30, 2011 and continue on the last business day each March, June, September and December following the restatement effective date in an amount equal to one quarter of one percent (0.25%) of the stated principal amount of the New Tranche B (as adjusted to reflect any prepayments thereof) for 2011 through the end of the term with any remaining balance payable in full on the maturity date on December 18, 2015. The interest rate on the loan under the 2011 amended and restated credit agreement was LIBOR with a base rate of 1.25% plus an applied margin of 3.25%. As of December 31, 2013, the interest rate was 4.50%. Interest payments totaling $29.1 million were made during the period from January 1, 2013 to December 31, 2013.

The 2011 amended and restated credit agreement contained a revolving line of credit of $100 million through November 11, 2013 (which we refer to as the revolver). Effective November 12, 2013, the revolver was amended to reduce the credit facility to $80 million and extend the term from December 18, 2014 to September 18, 2015. This amendment resulted in an increased borrowing capacity as calculated by the product of the commitment amount and the remaining term in months. As a result of the amendment, $0.1 million in fees were incurred, which were deferred and amortized over the term of the new arrangement. At TASC’s option at the time of borrowing, the interest rate on loans under the revolver may be based on the Eurocurrency rate or an alternate base rate. There was also an unused commitment fee of 0.75% on the facility. TASC made interest payments on the revolver of $0.7 million and $0.8 million in 2013 and 2012, respectively, which were amounts associated with the unused commitment fee. The revolver was scheduled to mature on September 18, 2015, at which time any remaining principal balance would have been due in full.

The mezzanine credit agreement was administered by Bank of New York Mellon. The mezzanine credit agreement provided for a $310 million term loan. On May 29, 2013, the mezzanine credit agreement was amended to include a supplemental indenture. The supplemental indenture included provisions that removed the call premium required on optional prepayments of principal if such payments are made after December 18, 2013. It also restated the terms of the total consolidated leverage ratio. The loan was scheduled to reach maturity on December 31, 2016, at which time the remaining principal balance was due in full. The applicable fixed rate of interest on the mezzanine term loan was 12.375%. The mezzanine debt was fully paid off on May 8, 2014.

Off-Balance Sheet Arrangements

As of September 30, 2014 and December 31, 2013, TASC had no significant off-balance sheet arrangements.

Backlog

Total backlog includes both funded backlog (firm orders for which funding is contractually obligated by the customer) and unfunded backlog (firm orders for which funding is not currently contractually obligated by the customer), excluding unexercised options on multi-year contracts and potential orders under IDIQ contracts. Backlog is converted into revenue as work is performed. The level of order activity can be affected by the timing of government funding authorizations. Year-over-year comparisons could, at times, be impacted by this factor, among others.

TASC expects to recognize a substantial portion of its funded backlog as revenue within the next 12 months. However, the U.S. Government may cancel any contract at any time through a termination for convenience. Most of TASC’s contracts have terms that would permit it to recover all or a portion of its incurred costs and fees for work performed in the event of a termination for convenience.

Total backlog (funded and unfunded) decreased by $129.0 million to $742.5 million in the nine months ended September 30, 2014 due primarily to National Reconnaissance Office contracts programs won in 2010 and 2011 with options not yet exercised for 2015. As of December 31, 2013, total backlog was $871.5 million compared with $891.0 million as of December 31, 2012.

	As of September 30, 2014	Years Ended December 31,
		2013	2012
(in thousands)
Funded backlog	$385,344	$317,162	$444,848
Unfunded backlog	357,153	554,313	446,104

Total backlog	$742,497	$871,475	$890,952

Critical Accounting Policies

TASC’s significant accounting policies are described in Note 2 to the consolidated financial statements included in this joint proxy/consent solicitation statement/prospectus. The preparation of financial statements in conformity with GAAP requires TASC to make estimates using assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and cost of revenue during the reporting period. The most significant of these estimates relate to the recoverability, useful lives and valuation of identifiable intangible assets and goodwill, income taxes, determination of actuarial rates used in determination of certain employee benefits, stock-based compensation, contractual and regulatory reserves and contract related estimates. Actual amounts will differ from these estimates and could differ materially. TASC believes that its critical accounting estimates have the following attributes: (1) TASC is required to make assumptions about matters that are uncertain and inherently judgmental at the time of the estimate; (2) use of reasonably different assumptions could have changed TASC’s estimates, particularly with respect to recoverability of assets and (3) changes in the estimate could have a material effect on TASC’s financial condition or results of operations. TASC believes the following critical accounting policies contain the more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition—As a defense contractor engaging in long-term service contracts with the U.S. Government, TASC primarily utilizes the cost-to-cost measure of the percentage-of-completion method of accounting. Under this method, revenues, including estimated earned fees or profits, are recorded as costs are incurred. For cost-to-cost contracts, revenues are calculated based on the percentage that total costs incurred to date bear to total estimated costs at completion. Contract unbilled credits and advance payments from customers in excess of costs incurred to date are recorded as current liabilities in the consolidated statements of financial position.

Certain contracts contain provisions for cost and/or performance incentives. Such incentives are included in revenues when the amounts can reasonably be determined and estimated. Amounts representing contract change orders are included in revenues only when they can be reliably estimated and realization is probable. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged against income.

Changes in estimates of contract revenues, costs and profits are recognized using the cumulative catch-up method of accounting. This method recognizes in the current period the cumulative effect of the changes on current and prior periods. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates.

Goodwill and Intangible Assets—Net—Goodwill impairment tests are performed at least annually and more often as circumstances require. Customer relationship intangible assets are amortized over their estimated useful lives of 11 to 21 years, using an income forecast method. TASC tests goodwill for impairment on an annual basis as of the first day of the fourth fiscal quarter and between annual tests if an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The goodwill impairment test involves a two-step process as TASC did not elect to perform a step zero analysis to first assess qualitative factors as a basis for determining whether it is necessary to perform the traditional two-step approach. The first step is a comparison of each reporting unit’s fair value to its carrying value. If the reporting unit’s fair value exceeds its carrying value, no further procedures are required. However, if a reporting unit’s fair value is less than its carrying value, an impairment of goodwill may exist, requiring a second step to measure the amount of impairment loss. In this step, the reporting unit’s fair value is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business acquisition. If the implied fair value of goodwill is less than the recorded goodwill, an impairment charge would be recorded for the difference.

TASC estimates the fair value of each reporting unit using a combination of the income approach and the market approach. The income approach incorporates the use of a discounted cash flow method in which the estimated future cash flows and terminal values for each reporting unit are discounted to a present value using a discount rate. Cash flow projections are based on management’s estimates of economic and market conditions which drive key assumptions of revenue growth rates, operating margins, capital expenditures and working capital requirements. The discount rate in turn is based on the specific risk characteristics of each reporting unit, the weighted average cost of capital and its underlying forecast. The market approach estimates fair value by applying performance metric multiples to the reporting unit’s prior and expected operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit. If the fair value of the reporting unit derived using the income approach is significantly different from the fair value estimate using the market approach, TASC reevaluates its assumptions used in the two models. The fair values determined by the market approach and income approach, as described above, are weighted to determine the fair value for each reporting unit.

TASC reviews long-lived assets, including intangible assets subject to amortization, consisting primarily of customer relationships, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. TASC measures recoverability of long-lived assets by comparing the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If such assets are considered to be impaired, an impairment charge is recognized for the amount by which the carrying amounts of the assets exceed the fair value of the assets.

2013 Goodwill Measurement

In fiscal year 2013, TASC performed its annual goodwill analysis and concluded that the fair value exceeded its carrying value. However, for one of three reporting units, there was a small shortfall to its carrying value. TASC performed a step two analysis and concluded that the implied fair value of goodwill exceeded the recorded goodwill for that reporting unit. Accordingly, no impairment charge was recorded.

2012 Goodwill Measurement

In fiscal year 2012, TASC performed its annual goodwill analysis and concluded that the fair value was below its carrying value for all reporting units. The decline in the estimated fair value during 2012 was a result of a number of factors, including the loss of TASC’s largest contract. This work was re-competed in 2012 and the follow-on contract was awarded to another bidder. Fair values were also impacted by continued reductions in growth prospects resulting from anticipated reductions in defense spending and lower forecasted operating margins resulting from increased pricing pressure in federal procurements. As a result, TASC recorded a goodwill impairment charge of $195.9 million in the fourth quarter of 2012.

2011 Goodwill Measurement

In fiscal year 2011, TASC performed its annual goodwill analysis and concluded that the fair value was below carrying value for all reporting units. The decline in the estimated fair value during 2011 resulted from of a number of factors, including lower growth prospects resulting from both anticipated budget restrictions and reductions in DoD and civilian agency spending, lower forecasted operating margins resulting from increased pricing pressure in federal procurements, and an overall decline in the broader stock market, which resulted in reduced performance metric multiples at comparable public companies. As a result, TASC recorded a goodwill impairment charge of $376.4 million in the fourth quarter of 2011.

Income Taxes—TASC accounts for income taxes in accordance with ASC 740, Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, TASC considers tax regulations of the jurisdictions in which TASC operates, estimates of future taxable income and available tax planning strategies. If TASC is unable to generate sufficient future taxable income in these jurisdictions, a valuation allowance is recorded when it is more likely than not that the value of the deferred tax assets is not realizable.

TASC periodically assesses its liabilities and contingencies for all periods open to examination by tax authorities based on the latest available information. Where it is more likely than not that TASC’s tax position will be sustained, TASC records its best estimate of the resulting tax liability and interest in the consolidated financial statements. As TASC has net operating loss carry-forward amounts for U.S. federal and state purposes, the statutes of limitation remain open for all tax years to the extent the tax attributes are carried forward into future tax years.

2014 Valuation Allowance

TASC management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. During 2014, TASC entered into the 2014 credit agreement which resulted in an increase in net interest expense and a reduction of available cash flow for making optional prepayments thereupon. This increase in net interest expense on the current base of operations results in projected financial and tax losses. These negative developments coupled with existing negative evidence have resulted in management’s conclusion to record a valuation allowance against the net deferred tax asset during the nine-month period ending September 30, 2014. On the basis of this evaluation, a full valuation allowance of $285.8 million was recorded to reduce TASC’s deferred tax assets to zero. Of the full valuation allowance of $285.8 million, $270.4 million was recorded as a discrete income tax charge in 2014. An adjustment to the deferred tax asset valuation allowance could be adjusted prospectively if estimates of future taxable income during the carry-forward period are reduced or increased. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses.

New Accounting Standards Implemented and Accounting Standards Issued and Not Yet Implemented

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use when accounting for revenue arising from contracts with customers and supersedes all current revenue recognition guidance, including industry-specific guidance. This new guidance is effective for public companies for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016; early adoption is not permitted. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. This update could impact the timing and amounts of revenue recognized. TASC is currently evaluating the effect that implementation of this update will have on its consolidated financial position and results of operations upon adoption.

Quantitative & Qualitative Disclosures about Market Risk

TASC’s exposure to market risk relates to changes in interest rates for borrowings under its 2014 and 2013 credit facilities above a variable interest rate floor. TASC has interest rate hedges in place that limits some, but not all, of that risk. A hypothetical 1% increase in its interest rates above the floor would have increased its interest expense by approximately $1.4 million for the nine months ended September 30, 2014, and likewise decreased its income and cash flows.

TASC is subject to credit risks associated with its cash and accounts receivable. TASC believes that the concentration of credit risk with respect to cash and cash equivalents is limited due to the high credit quality of these investments. TASC also believes that its credit risk associated with accounts receivable is limited as they are primarily with the U.S. Government or prime contractors working for the U.S. Government.

TASC has limited exposure to foreign currency exchange risk as the substantial majority of its business is conducted in U.S. dollar.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial statements show the pro forma impact of the proposed business combination as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013. Additional information about the business combination involving Engility and TASC is provided in the section entitled “The Mergers” beginning on page 54. The pro forma combined financial statements have been derived from the audited historical financial statements of Engility, DRC and TASC for the year ended December 31, 2013 and the unaudited historical consolidated financial statements of Engility, DRC and TASC as of and for the nine-month period ended September 30, 2014.

The pro forma combined financial statements are provided for informational purposes only and this financial information is not necessarily indicative of the future financial position or results of operations of the combined businesses of Engility, DRC and TASC, or the financial position or the results of operations that would have been realized had the business combination been consummated during the periods or as of the dates for which pro forma information is presented. The unaudited pro forma combined financial information does not reflect any cost savings from operating efficiencies or other synergies that could result from the mergers, including one-time costs that will be incurred to achieve operating efficiencies and other synergies. In the opinion of Engility’s management, all adjustments necessary to fairly present such pro forma combined financial statements have been made based upon the terms of the proposed business combination. Certain pro forma adjustments described in the accompanying notes are based on estimates and various assumptions that Engility believes are reasonable under the circumstances based on currently available information. The actual recorded amounts of the acquisition consideration transferred, the recognized amounts of assets acquired and liabilities assumed and related depreciation and amortization periods will be based on final appraisals, evaluation and estimations of fair value as of the acquisition date. As a result, actual asset and liability values established and related operating results, including actual depreciation and amortization expense, could differ from those reflected in the pro forma combined financial statements.

The business combination will be accounted for using the acquisition method of accounting, with Engility treated as the acquirer for accounting purposes. Additional information about the accounting treatment of the proposed business combination between Engility and TASC is provided in the section entitled “The Mergers—Accounting Treatment” beginning on page 122.

The pro forma combined statements of operations reflect adjustments as if the business combination and the DRC acquisition, as defined below, had occurred as of January 1, 2013. The pro forma combined balance sheets reflect adjustments as if the business combination had occurred on September 30, 2014.

On January 31, 2014, Engility completed the DRC acquisition pursuant to a definitive agreement dated December 20, 2013. Engility paid $11.50 per share for DRC, for an aggregate purchase price of approximately $207 million in cash (including the retirement of approximately $86 million of indebtedness of DRC). As a result of the acquisition, DRC is a wholly owned subsidiary of Engility. The pro forma statements of operations have been prepared based on the historical financial information of Engility, adjusted assuming the DRC acquisition was completed as of January 1, 2013.

The pro forma combined financial statements, including the notes thereto, should be read in conjunction with the audited consolidated financial statements of Engility for the year ended December 31, 2013 included in Engility’s Annual Report on Form 10-K, filed with the SEC on March 13, 2014, the unaudited consolidated financial statements of Engility included in Engility’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014, and September 30, 2014, filed with the SEC on May 12, 2014, August 7, 2014, and October 28, 2014, respectively, the 2013 audited consolidated financial statements of DRC included in Engility’s Current Report on Form 8-K filed June 4, 2014, and the audited and unaudited consolidated financial statements of TASC included in this joint proxy/consent solicitation statement/prospectus.

Unaudited Pro Forma Combined

Balance Sheet

As of September 30, 2014

(in thousands)

	Historical Engility	Historical TASC	Pro forma Adjustments		Pro forma Combined
Assets:
Current assets:
Cash and cash equivalents	$18,732	$50,529	$(33,824)	(d, e, l, m, n)	$35,437
Receivables, net	288,963	141,015	(3,034)	(g, o)	426,944
Deferred tax assets	—	—	9,733	(h, p)	9,733
Other current assets	27,490	6,567	3,938	(g, l, p)	37,995

Total current assets	335,185	198,111	(23,187)		510,109
Property, plant and equipment, net	18,431	16,620	5,472	(j)	40,523
Goodwill	644,554	383,937	285,241	(b, h, k)	1,313,732
Identifiable intangible assets, net	127,399	361,718	(24,918)	(b, i)	464,199
Deferred tax assets	—	—	180,565	(c, d, e, f, h)	180,565
Other assets	10,503	19,033	16,803	(c, j, l)	46,339

Total assets	$1,136,072	$979,419	$439,976		$2,555,467

Liabilities and Equity:
Current liabilities:
Current portion of long-term debt	$13,750	$13,950	$(9,400)	(l)	$18,300
Accounts payable, trade	31,673	68,659	(334)	(o)	99,998
Accrued employment costs	71,776	52,732	—		124,508
Accrued expenses	61,905	—	—		61,905
Advance payments and billings in excess of costs incurred	21,735	16,889	—		38,624
Deferred income taxes, current and income taxes payable	6,709	—	(6,709)	(p)	—
Other current liabilities	17,874	20,924	(6,468)	(f)	32,330

Total current liabilities	225,422	173,154	(22,911)		375,665
Long-term debt	308,438	625,226	278,714	(c, l)	1,212,378
Income tax payable	79,401	—	—		79,401
Other liabilities	40,076	28,595	8,498	(b, f, n)	77,169

Total liabilities	653,337	826,975	264,301		1,744,613

Equity:
Common stock	176	1,731	(1,542)	(a, b)	365
Additional paid-in capital	769,129	878,203	(521,702)	(a, b, n)	1,125,630
Accumulated other comprehensive income	—	(3,594)	3,594	(b)	—
Accumulated deficit	(297,973)	(723,206)	694,635	(b, l, m)	(326,544)
Treasury stock	—	(690)	690	(b)	—
Noncontrolling interest	11,403	—	—		11,403

Total equity	482,735	152,444	175,675		810,854

Total liabilities and equity	$1,136,072	$979,419	$439,976		$2,555,467

See accompanying notes to unaudited pro forma combined financial information.

Unaudited Pro Forma Combined

Statement of Operations

For the Nine Months Ended September 30, 2014

(in thousands, except per share data)

	Historical Engility	Historical DRC	Pro Forma DRC Adjustments		Subtotal Pro Forma EGL and DRC	Historical TASC	Pro Forma TASC Adjustments		Pro Forma Combined
Revenue	$1,047,575	$20,913	$—		$1,068,488	$837,206	$3,685	(aa, dd)	$1,909,379
Costs and expenses
Cost of revenue	897,114	18,152	—		915,266	704,766	3,137	(aa, dd)	1,623,169
Selling, general and administrative expenses	80,897	9,983	(9,661)	(q, s, u)	81,219	110,187	(24,302)	(y, z)	167,104

Total costs and expenses	978,011	28,135	(9,661)		996,485	814,953	(21,165)		1,790,273

Operating income (loss)	69,564	(7,222)	9,661		72,003	22,253	24,850		119,106
Interest expense, net	9,538	5,531	(4,033)	(r, t)	11,036	54,822	18,233	(w, x, bb)	84,091
Other expense, net	20	30	—		50	6,451	—		6,501

Income (loss) before income taxes	60,006	(12,783)	13,694		60,917	(39,020)	6,617		28,514
Provision (benefit) for income taxes	23,454	(4,543)	5,205	(u)	24,116	270,547	(283,240)	(cc, ee)	11,423

Net Income (loss)	$36,552	$(8,240)	$8,489		$36,801	$(309,567)	$289,857		$17,091

Net income per share
—Basic	$2.14				$2.15				$0.47
—Diluted	$2.03				$2.05				$0.46
Weighted average number of shares outstanding
—Basic	17,080				17,080		18,938	(ff)	36,018
—Diluted	17,994				17,994		18,938	(ff)	36,932

See accompanying notes to unaudited pro forma combined financial information.

Unaudited Pro Forma Combined

Statement of Operations

For the year ended December 31, 2013

(in thousands, except per share data)

	Historical Engility	Historical DRC	Pro Forma DRC Adjustments		Subtotal Pro Forma EGL and DRC	Historical TASC	Pro Forma TASC Adjustments		Pro Forma Combined
Revenue	$1,407,372	$273,787	$—		$1,681,159	$1,297,175	$(7,617)	(qq, ss)	$2,970,717
Costs and expenses
Cost of revenue	1,214,581	232,947	—		1,447,528	1,103,251	(7,269)	(qq, ss)	2,543,510
Selling, general and administrative expenses	84,635	26,599	234	(gg, ii, kk)	111,468	154,665	(15,040)	(oo, pp)	251,093

Total costs and expenses	1,299,216	259,546	234		1,558,996	1,257,916	(22,309)		2,794,603

Operating income (loss)	108,156	14,241	(234)		122,163	39,259	14,692		176,114
Interest expense, net	21,648	8,198	9,779	(hh, jj)	39,625	53,549	5,091	(mm, nn, rr)	98,265
Other income, net	793	362	—		1,155	15	—		1,170

Income (loss) before income taxes	87,301	6,405	(10,013)		83,693	(14,275)	9,601		79,019
Provision (benefit) for income taxes	32,584	3,097	(3,805)	(ll)	31,876	(5,390)	3,648	(tt)	30,134

Net Income (loss)	$54,717	$3,308	$(6,208)		$51,817	$(8,885)	$5,953		$48,885

Net income per share
—Basic	$3.24				$3.07				$1.37
—Diluted	$3.10				$2.94				$1.34
Weighted average number of shares outstanding
—Basic	16,873				16,873		18,938	(uu)	35,811
—Diluted	17,653				17,653		18,938	(uu)	36,591

See accompanying notes to unaudited pro forma combined financial information.

Notes to Unaudited Pro Forma Combined Financial Statements

(in thousands, except per share data or otherwise noted)

Basis of Presentation

On January 31, 2014, Engility completed the acquisition of DRC pursuant to a definitive agreement dated December 20, 2013. As a result of the acquisition, DRC is a wholly-owned subsidiary of Engility.

On October 28, 2014, Engility and TASC entered into the merger agreement providing for the business combination of Engility and TASC under a new holding company, New Engility. Pursuant to the merger agreement, Engility will be merged with and into New Engility, and New Engility will succeed to and continue to operate, directly or indirectly, the business of Engility, Merger Sub Two will be merged with and into TASC, and Merger Sub One will be merged with and into East Merger Sub. As a result of the mergers, Engility’s business and TASC’s business will each be brought under New Engility.

The business combination will be accounted for using the acquisition method of accounting, with Engility treated as the acquirer for accounting purposes. To make this determination, Engility considered factors as indicated in ASC 805-10-55, including which entity will issue equity interests to effect the combination, board of director composition, shareholder ownership, voting control, restrictions on shareholder voting rights, anticipated management positions and the relative size of the two companies. Engility will be the entity issuing its equity to effect the combination, which is usually done by the acquirer. The post-acquisition board of directors will be comprised of eleven individuals, seven of whom will be the Engility directors and the remaining four of whom will be designated by Birch Partners, the holder of approximately 99% of the outstanding common stock of TASC. While the stockholders of TASC will own between 51% and 51.5% of the combined company common stock following the closing of the transaction, Birch Partners will, at the closing of the transaction, execute a stockholders agreement agreeing to vote (i) until it no longer has any director nomination rights, with respect to the election of directors, all of its shares in the same manner as, and in the same proportion to, all shares as voted by Engility stockholders (excluding the votes of Birch Partners), other than with respect to its four director nominees; and (ii) with respect to all other proposals, all of its shares in excess of 30% of the total voting power of all issued and outstanding shares of the combined company (between 21% and 21.5% initially) in the same manner as, and in the same proportion to, all shares as voted by Engility stockholders (excluding the votes of Birch Partners). Thus, with respect to proposals other than the election of directors, Birch Partners will only control and be able to independently vote an aggregate of 30% of the outstanding shares of the combined company. Birch Partners will not be able to transfer ownership for years one through three following the closing of the transaction and its ability to transfer ownership will be limited in years four through six. The future combined company will be led by Engility’s current president and chief executive officer, Anthony Smeraglinolo, and John Hynes, TASC’s current president and chief executive officer, and Wayne M. Rehberger, TASC’s current senior vice president and chief financial officer, will become the chief operating officer and chief financial officer, respectively, of the combined company, reporting to Mr. Smeraglinolo. Another consideration was given to the relative size of the two companies. Engility has greater yearly revenue, total assets, EBITDA, pre-tax income and employees. All of the above mentioned factors have led Engility to conclude that Engility will be the accounting acquirer.

The pro forma combined statements of operations reflect adjustments and certain reclassifications as if the business combination and the DRC acquisition had occurred as of January 1, 2013. The pro forma combined balance sheets reflect adjustments as if the business combination had occurred on September 30, 2014.

Preliminary Pro Forma Allocation of Purchase Price

The consideration paid by Engility for TASC’s identifiable assets and liabilities for purposes of preparing the pro forma financial information was determined using the number of shares of New Engility common stock expected to be issued to TASC stockholders and Engility’s per share price as of January 14, 2015 less the estimated per share amount of the Engility special cash dividend. The following table shows the preliminary pro forma allocation of the consideration paid for TASC’s identifiable assets and liabilities assumed and the pro forma goodwill generated from the transaction.

Purchase Price

Number of shares expected to be issued to TASC stockholders		18,938
Engility share price as of January 14, 2015	$41.24
Estimated special cash dividend per share to be paid to Engility stockholders	11.48

Estimated share price as of January 14, 2015 after special cash dividend		$29.76

Estimated value of equity issued to TASC stockholders		$563,582

Since the announcement of the merger agreement on October 28, 2014, Engility’s stock price has been changing. An increase in the market price of Engility’s common stock results in an increase in the value of the New Engility common stock to be received by TASC stockholders upon completion of the transaction and additional consideration value assigned to goodwill that will be recorded in connection with the transaction. A hypothetical 10% change to Engility’s stock price as of January 7, 2015 would increase or decrease the consideration to be received by TASC stockholders and adjust goodwill by a corresponding amount as illustrated below.

	Fair value as of January 14, 2015	Percent change in stock price
		-10%	+10%
Market price per share of Engility common stock	$41.24	$37.12	$45.36
Fair value of New Engility common stock to be received by TASC stockholders	$563,582	$485,559	$641,605

Fair Value of Assets and Liabilities Acquired

Cash and cash equivalents	$16,640
Receivables, net	137,981
Deferred tax assets, current	9,733
Other current assets	12,148
Property, plant and equipment	22,092
Deferred tax assets, long term	180,565
Other assets	764
Fair value of debt assumed	(645,678)
Accounts payable, trade	(68,325)
Accrued employment costs	(52,732)
Advance payments and billings in excess of costs incurred	(16,889)
Deferred income taxes, current and income taxes payable	6,709
Other current liabilities	(14,456)
Other liabilities	(30,948)
Identifiable intangible assets	336,800
Preliminary pro forma goodwill	669,178

$563,582

The actual calculation of goodwill will be determined after the closing based on facts in existence at that time and the amount of actual goodwill may be materially different than the estimates provided herein.

Pro Forma Adjustments and Reclassifications

The pro forma adjustments and reclassifications are presented in a manner where debits are positive amounts and credits are negative amounts.

Balance Sheet Adjustments

(a)	To record an adjustment for the consideration paid.

Common stock	$(189)
Additional paid-in capital	(563,393)

(b)	To record an adjustment to eliminate TASC’s historical balances for equity, goodwill and identified intangibles.

Goodwill	$(383,937)
Identified intangibles assets, net	(361,718)
Common stock	1,731
Additional paid-in capital	878,203
Accumulated other comprehensive income	(3,594)
Accumulated deficit	(723,206)
Treasury stock	(690)

(c)	To record an adjustment to write off TASC deferred financing fees and original issue discount, and to adjust the acquired TASC debt to fair value.

Deferred tax assets, long-term	$7,430
Other assets	(12,797)
Long-term debt	6,502

(d)	To record an adjustment for TASC estimated legal and advisory fees related to the transaction that is expected to be paid at closing.

Cash	$(13,700)
Deferred tax assets, long-term	809

(e)	To record the estimated settlement of stock options held by directors and employees of TASC. Under the Stock Incentive Plan for Key Employees of TASC Parent Corporation and its Affiliates, TASC’s directors and employees have previously been granted stock options that vest based upon the achievement of performance metrics (referred to as performance-based stock options) and stock options that vested solely based upon the passage of time (referred to as time-based stock options). Upon completion of the TASC merger, all such options to purchase shares of TASC common stock will be converted into stock options denominated in shares of capital stock of Merger Sub One. Immediately prior to the effective time of the Engility/TASC merger, each performance-based stock option will be cancelled without any payment or exchange, and each time-based stock option will be cancelled and the holder of such time-based stock option will be entitled to receive a cash payment for the cancelation of such stock option equal to either (i) for options with an exercise price of $1.50, for each share underlying such option the value of the Engility/TASC merger consideration to be received by TASC stockholders in respect of each share of Merger Sub One as of the closing minus the exercise price of the stock option or (ii) for options with an exercise price that is greater than $1.50, an amount based on a Black-Scholes valuation of the applicable option. For time-based stock options with an exercise price of $5.00, the amount is $0.27 for each share underlying the options. For time-based stock options with an exercise price of $3.00, the amount ranges from $0.66 to $0.73 for each share underlying the stock options depending on the grant date of the option.

The estimated value of the cash settlement of the TASC stock options is $20.2 million at closing, based on the January 14, 2015 Engility per share price of $41.24, less the estimated per share amount of the Engility special cash dividend of $11.48, or $29.76 per share.

Cash	$(20,189)
Deferred tax assets, long-term	2,860

(f)	To record an adjustment to eliminate TASC’s operating lease leveling accountings and record the preliminary fair value of TASC’s operating lease liabilities.

Deferred tax assets, long-term	$(1,584)
Other current liabilities	6,468
Other liabilities	(2,353)

(g)	To record an adjustment to conform TASC and Engility accounting policies related to the timing recognition of certain contract revenue and costs. TASC’s accounting policy relative to contract costs incurred that exceed (1) the funded ceiling allotted, but do not exceed the total contract value, and (2) specific Contract Line Item (CLIN) funding, but do not exceed the total funding allotted to the contract (collectively, referred to as “At-Risk Work”) differs from Engility’s policy. In circumstances where certain criteria are met, as outlined above, to support it, TASC recognizes these costs and the associated revenue in the period such contract costs are incurred. Under the Engility policy, under similar criteria such costs are deferred to the balance sheet. During the nine month period ended September 30, 2014, TASC had recognized revenue and costs related to that revenue that would have been deferred and recognized in a future period by Engility.

Receivables, net	$(2,700)
Other current assets	2,500

(h)	To record an adjustment (1) to reverse the TASC tax valuation allowance, (2) to adjust the deferred tax balances based on a change in the effective tax rate and (3) to adjust the deferred tax balances to reverse adjustments on purchase accounting adjustments related to the acquisition of TASC in 2009 by investment funds affiliated with KKR and General Atlantic.

In assessing the assets to be acquired and the liabilities to be assumed, Engility determined that it is more likely than not that the TASC net operating loss carry forward for which the valuation allowance was established would be recovered. Accordingly, in determining the deferred tax asset balance the valuation allowance was not necessary and it is not included in the pro forma balance sheet. Engility will need to generate taxable income in excess of $300 million to realize the deferred tax assets recorded on the pro forma balance sheet as of September 30, 2014.

Based on Engility’s internal financial forecasts of the combined companies that were prepared on a reasonable basis for purposes of evaluating this transaction and provided to Barclays and Lazard in preparation of their respective financial analysis as Engility’s advisors, which considered historical financial results, projected recurring business, projected new business and combined company operating synergies, Engility expects to generate in excess of $300 million of future taxable income after amortization of tax deductible goodwill between 2015 and 2019, which will fully realize the deferred tax asset within this 5 year period. Accordingly, Engility expects that it will realize the full value of the deferred tax asset in the September 30, 2014 pro forma balance sheet.

Deferred income taxes, current	$19,523
Deferred tax assets, long-term	171,050

(i)	To record an adjustment for the fair value of the identified intangible assets related to customer contractual relationships of $317 million and backlog of $19.8 million.

Identified intangibles assets, net	$336,800

(j)	To record an adjustment to reclassify TASC capitalized software to property, plant, and equipment to conform to Engility’s financial statement presentation.

Property, plant and equipment, net	5,472
Other assets	(5,472)

(k)	To record an adjustment to goodwill for the excess of the purchase price over the fair value of net assets acquired.

Goodwill	$669,178

(l)	To record an adjustment for Engility’s debt refinancing.

At the closing, Engility Corporation will borrow $585 million under a promissory note (the Engility bridge loan). The borrowings will be, among other things, used to: (1) repay the full outstanding indebtedness of Engility and its subsidiaries under its existing credit facilities, (2) following such repayment but prior to the consummation of the Engility merger, provide funds for the payment by Engility of the Engility special cash dividend and (3) pay transaction fees and expenses. At the closing, TASC expects to borrow (i) $435 million under the incremental first lien term loan at an interest rate of LIBOR plus 6.0% or an alternate base rate under a new senior secured first lien incremental term loan and (ii) $150 million under the incremental second lien term loan at an expected fixed interest rate of 12.0%. The incremental TASC indebtedness of $585 million will be used to repay in full the Engility bridge loan of $585 million. The Engility bridge loan, TASC incremental first lien term loan and the TASC incremental second lien term loan will occur with several lenders, including TASC’s lenders under its existing credit facilities.

Furthermore, TASC’s existing first lien term loan will be amended and the interest rate of its existing first lien credit agreement will be set to the same interest rate of the incremental first lien term loan of LIBOR plus 6.0%. TASC’s existing second lien term loan accrues interest at 12.0%. TASC’s existing first lien term loan and second lien term loan outstanding balances as of September 30, 2014 were $385 million $243 million, respectively, and will remain outstanding. For additional information about the transaction financing, see the section entitled “Description of Financing” beginning on page 186.

The following balances are estimated as of September 30, 2014 for the expected uses of the incremental senior secured credit facilities proceeds as of the date of closing, but may be substantially different on the date of the closing: repay Engility existing indebtedness of $314 million, (2) $200 million for the Engility special cash dividend, and (3) $71 million transaction fees and expenses, which includes $40 million of bank and legal fees.

Under the terms of the merger agreement, Engility will declare a special cash dividend of approximately $207 million payable to stockholders immediately prior to the Engility merger. Immediately prior to the completion of the Engility merger, Engility stockholders of record as of the Engility special cash dividend record date will be paid a special cash dividend of approximately $11.48 per share of Engility common stock, subject to final adjustments depending on Engility’s fully diluted share count immediately prior to the closing of the mergers. An estimated $201 million of the Engility special cash dividend will be paid to stockholders of record and with respect to each Engility restricted stock units and, if applicable, performance shares (other than those held by Engility’s directors and certain of its executive officers) that will vest and be settled in shares of New Engility common stock in connection with the mergers. Each Engility restricted stock unit and performance share held by Engility’s directors and certain executive officers will be assumed by New Engility and will continue to vest in accordance with the terms of the underlying award agreement, and the remaining $6 million of the Engility special cash dividend will be accrued and paid upon vesting of such restricted stock units and, if applicable, performance shares. We expect the $40 million of bank and legal fees to be capitalized and amortized over the life of the new indebtedness. In conjunction with the new indebtedness, Engility will write off $6 million in previously capitalized bank fees related to the current debt.

Cash	$223,312
Other current assets	(1,643)
Other assets	35,072
Current portion of long-term debt	9,400
Long-term debt	(272,212)
Accumulated deficit	6,071

(m)	To record an adjustment for estimated legal and advisory fees incurred by Engility associated with this transaction that is expected to be paid at closing.

Cash	$(22,500)
Accumulated deficit	22,500

(n)	To record an adjustment for the estimated Engility special cash dividend payment. Engility will declare a special cash dividend of approximately $207 million payable to stockholders immediately prior to the Engility merger. Immediately prior to the completion of the Engility merger, Engility stockholders of record as of the Engility special cash dividend record date will be paid a special cash dividend of approximately $11.48 per share of Engility common stock, subject to final adjustments depending on Engility’s fully diluted share count immediately prior to the closing of the mergers. An estimated $201 million of the Engility special cash dividend will be paid to stockholders of record and with respect to each Engility restricted stock units and, if applicable, performance shares (other than those held by Engility’s directors and certain of its executive officers) that will vest and be settled in shares of New Engility common stock in connection with the mergers. Each Engility restricted stock unit and performance share held by Engility’s directors and certain executive officers will be assumed by New Engility and will continue to vest in accordance with the terms of the underlying award agreement, and the remaining $6 million of the Engility special cash dividend will be accrued and paid upon vesting of such restricted stock units and, if applicable, performance shares.

Cash	$(200,747)
Other liabilities	(6,145)
Additional paid-in capital	206,892

(o)	To eliminate Engility/TASC intercompany balances.

Receivables, net	$(334)
Accounts payable	334

(p)	To record an adjustment to reclassify TASC current income taxes, deferred income taxes, current, and deferred income taxes, long-term, to conform to Engility’s financial statement presentation.

Deferred tax assets, current	(9,790)
Other current assets	3,081
Deferred income taxes, current and income taxes payable	6,709

Statement of Operations for the nine months ended September 30, 2014

(q)	To record an adjustment to remove historical DRC amortization on acquired identified intangible assets.

Selling, general and administrative expenses	$(305)

(r)	To record an adjustment to remove historical DRC interest expense. Engility is assuming TASC’s debt arrangements in connection with the business combination. Those debt arrangements are presented as if they were assumed as of January 1, 2013. See entry (t) for further details.

Interest expense, net	$(5,531)

(s)	To record an adjustment for amortization for the identified intangible assets on the DRC acquisition. A portion of the excess purchase price over the fair value of net assets acquired was allocated to customer contractual relationships and backlog in the amounts of $42 million and $4 million, respectively. Customer contractual relationships and backlog are estimated to have useful lives of 16 years and one year, respectively. Accordingly, these intangible assets are amortized using the straight-line method over their respective periods.

Selling, general and administrative expenses	$219

(t)	Engility is assuming TASC’s debt arrangements in connection with the business combination. Those debt arrangements are presented as if they were assumed as of January 1, 2013. Engility acquired DRC effective January 31, 2014 and financed the DRC acquisition through borrowings of $190 million. For purposes of this interest expense allocation, we estimated that $190 million of the $585 million is related to the DRC acquisition and $395 million is related to the TASC acquisition, which is further described in entry (x). For the nine months ended September 30, 2014, interest expense was allocated on $190 million to the DRC acquisition between January 1, 2014 and January 31, 2014. After January 31, 2014, the interest expense was allocated entirely to the TASC acquisition.

To record interest expense of $1.5 million on the estimated $190 million of debt incurred for the DRC acquisition at an average expected effective rate of 8.28% plus amortization of capitalized bank and legal fees.

Interest on incremental borrowings	$1,311
Amortization of incremental capitalized debt issuance costs	187

Total pro forma interest expense	$1,498

Elimination of historical DRC interest expense (entry (r))	(5,531)

Net adjustment to interest expense	$(4,033)

The interest rates on the estimated $190 million of debt incurred for the DRC acquisition are affected by changes in market interest rates. With every one-eighth of one percent (0.125%) fluctuation in the applicable expected average interest rate of 8.28%, interest expense on our variable rate debt for the period would have fluctuated by $20.

The amount of interest for the change in the variable interest rate reflects the one month period prior to the DRC acquisition.

Interest expense, net	$1,498

(u)	To record an adjustment to remove acquisition expenses for the DRC acquisition. DRC incurred and recorded acquisition expenses of $7.4 million. Engility incurred and recorded acquisition expenses of $2.1 million.

Selling, general and administrative expenses	$(9,575)

(v)	To record an adjustment for the tax impact on the DRC acquisition pro forma adjustments.

Provision (benefit) for income taxes	$5,205
The effective tax rate used was 38.0%

(w)	To record an adjustment to remove historical Engility interest expense. Engility is assuming TASC’s debt arrangements in connection with the business combination. Those debt arrangements are presented as if they were assumed as of January 1, 2013. See entry (x) for further details.

Interest expense, net	$(9,538)

(x)	As noted in entry (t), Engility is assuming TASC’s debt arrangements in connection with the business combination. Those debt arrangements are presented as if they were assumed as of January 1, 2013. Engility acquired DRC effective January 31, 2014 and financed the DRC acquisition through borrowings of $190 million. For purposes of this interest expense allocation, we estimated that $190 million of the $585 million is related to the DRC acquisition and $395 million is related to the TASC acquisition. For the nine months ended September 30, 2014, interest expense was allocated on $190 million to the DRC acquisition between January 1, 2014 and January 31, 2014. After January 31, 2014, the interest expense was allocated entirely to the TASC acquisition.

Furthermore, as noted in entry (l), TASC’s existing first lien term loan will be amended and the interest rate of its existing first lien credit agreement will be set to the same interest rate of the incremental first lien term loan of LIBOR plus 6.0%. We estimated the incremental interest expense effect on the $395 million existing first lien term loan between the date that the first lien term loan was drawn (May 23, 2014) and September 30, 2014.

To record interest expense of $40.0 million on the estimated $585 million of debt to be incurred to finance Engility’s special cash dividend and to refinance Engility’s debt at an average effective rate of 8.28% plus amortization of capitalized bank and legal fees.

To record incremental pro forma interest expense of $0.7 million on TASC’s $395 million first lien term loan due to the rate changes. The aggregated adjustments to interest expense for the nine months ended September 30, 2014 show in this entry (x) along with entries (w) and (bb) and are summarized in the following table:

Interest on incremental borrowings	$35,027
Amortization of incremental capitalized debt issuance costs	4,989

Total pro forma interest expense	$40,016

Elimination of historical Engility interest expense (entry (w))	(9,538)
Adjustment to remove TASC historical debt issuance costs and debt discount amortization (entry (bb))	(12,948)
Incremental TASC interest expense related to rate change on historical debt (entry (x))	703

Net adjustments to interest expense	$18,233

The interest rates on the estimated $585 million of debt incurred for the business combination are affected by changes in market interest rates. After adjusting the $585 million of debt by the $190 million attributed to the DRC acquisition (as discussed in entry (t)), one-eighth of one percent (0.125%) fluctuation in the applicable interest rate of 8.28%, interest expense on our variable rate debt for the period would have fluctuated by $0.5 million.

Interest expense, net	$40,719

(y)	To record an adjustment to remove historical TASC amortization on acquired identified intangible assets.

Selling, general and administrative expenses	$(36,190)

(z)	To record an adjustment for amortization for the identified intangible assets on the business combination. A portion of the purchase price was allocated on a preliminary basis to customer contractual relationships and backlog which is estimated to be $317 million and 19.8 million, respectively. Customer contractual relationships and backlog are preliminarily estimated to have useful lives of 20 years and one year, respectively. Accordingly, these intangible assets are amortized using the straight-line method over their respective periods. The amounts allocated to customer relationships and backlog are preliminary valuations and are subject to change. Changes to the preliminary valuations may cause material differences to these pro forma adjustments.

Selling, general and administrative expenses	$11,888

(aa)	To record an adjustment to conform TASC and Engility accounting policies related to the timing recognition of certain contract revenue and costs. As described in entry (g), TASC’s accounting policy for At-Risk Work differs from Engility’s policy. To provide a consistent presentation in this unaudited pro forma combined financial information, an adjustment is being made to reverse the revenue and expenses contained within TASC’s historical financial statements that would be recognized in a future period under Engility’s accounting policy.

Revenue	$(7,400)
Cost of revenue	6,852

(bb)	To record an adjustment to remove amortization of TASC previously capitalized deferred financing fees and original issue discount amortization recorded as an adjustment to interest expense. Also, to record amortization of fair value adjustment discussed in entry (c) over the period.

TASC historical debt issue cost amortization	$(9,970)
TASC historical OID amortization	(4,010)
TASC pro forma discount amortization	1,032

Pro forma adjustment	$(12,948)

Interest expense, net	$(12,948)

(cc)	The historical financial statements of TASC for the nine months ended September 30, 2014 include an increase to the provision for income taxes of $285.8 million as TASC management believed it was more likely than not that TASC’s deferred tax asset would not be realized. In 2014, TASC entered into the 2014 credit agreement which resulted in an increase in net interest expense and a reduction of available cash flow for making optional prepayments thereupon. This increase in net interest expense on TASC’s current base of operations resulted in projected financial and tax losses. These negative developments and a review of internal standalone forecasts led to management’s conclusion that a valuation allowance against its deferred tax asset was necessary.

As described in entry (h), based on Engility’s internal financial forecasts of the combined companies that were prepared on a reasonable basis for purposes of evaluating this transaction and provided to Barclays and Lazard in preparation of their respective financial analysis as Engility’s advisors, which considered historical financial results, projected recurring business, projected new business and combined company operating synergies, Engility expects to generate in excess of $300 million of future taxable income after amortization of tax deductible goodwill between 2015 and 2019, which will fully realize the deferred tax asset that was reserved in 2014. Accordingly, Engility has removed the tax valuation allowance of $285.8 million for the nine months ended September 30, 2014.

Provision (benefit) for income taxes	$(285,754)

(dd)	To record an adjustment to remove intercompany transactions.

Revenue	$3,715
Cost of revenue	(3,715)

(ee)	To record an adjustment for the tax impact on the business combination pro forma adjustments.

Provision (benefit) for income taxes	$2,514
The effective tax rate used was 38.0%

(ff)	To record the shares issued to TASC stockholders in the Engility/TASC merger.

18,938 estimated New Engility shares issued to TASC stockholders

Statement of Operations for the year ended December 31, 2013

(gg)	To record an adjustment to remove historical DRC amortization on acquired identified intangible assets.

Selling, general and administrative expenses	$(3,722)

(hh)	To record an adjustment to remove historical DRC interest expense. Engility is assuming TASC’s debt arrangements in connection with the business combination. Those debt arrangements are presented as if they were assumed as of January 1, 2013. See entry (jj) for further details.

Interest expense, net	$(8,198)

(ii)	To record an adjustment for amortization for the identified intangible assets on the DRC acquisition. A portion of the purchase price was allocated to customer contractual relationships and backlog in the amounts of $42 million and $4 million, respectively. Customer contractual relationships and backlog are estimated to have useful lives of 16 years and one year, respectively. Accordingly, these intangible assets are amortized using the straight-line method over their respective periods.

Selling, general and administrative expenses	$6,731

(jj)	Engility is assuming TASC’s debt arrangements in connection with the business combination. Those debt arrangements are presented as if they were assumed as of January 1, 2013. Engility acquired DRC effective January 31, 2014 and financed the DRC acquisition through borrowings of $190 million. For purposes of this interest expense allocation, we estimated that $190 million of the $585 million is related to the DRC acquisition and $395 million is related to the TASC acquisition, which is further described in entry (nn). For the fiscal year ended December 31, 2013, interest expense was allocated on $190 million to the DRC acquisition and $395 million to TASC.

To record interest expense of $18.0 million on the estimated $190 million of borrowings incurred for the DRC acquisition at an average expected effective rate of 8.28%, plus amortization of capitalized bank and legal fees.

Interest on incremental borrowings	$15,736
Amortization of incremental capitalized debt issuance costs	2,241

Total pro forma interest expense (entry (jj))	17,977

Elimination of historical DRC interest expense (entry (hh))	(8,198)

Net adjustment to interest expense	$9,779

The interest rates on the estimated $190 million of debt incurred for the DRC acquisition are affected by changes in market interest rates. With every one-eighth of one percent (0.125%) fluctuation in the applicable interest rate of 7.91%, interest expense on our variable rate debt for the period would have fluctuated by $0.2 million.

The amount of interest for the change in the variable interest rate reflects the one month period prior to the DRC acquisition.

Interest expense, net	$17,977

(kk)	To record an adjustment to remove acquisition expenses for the DRC acquisition. DRC incurred and recorded acquisition expenses of $1.9 million. Engility incurred and recorded acquisition expenses of $0.9 million.

Selling, general and administrative expenses	$(2,775)

(ll)	To record an adjustment for the tax impact on the DRC acquisition pro forma adjustments.

Provision (benefit) for income taxes	$(3,805)
The effective tax rate used was	38.0%

(mm)	To record an adjustment to remove historical Engility interest expense. Engility is assuming TASC’s debt arrangements in connection with the business combination. Those debt arrangements are presented as if they were assumed as of January 1, 2013. See entry (nn).

Interest expense, net	$(21,648)

(nn)

As noted in entry (jj), Engility is assuming TASC’s debt arrangements in connection with the business combination. Those debt arrangements are presented as if they were assumed as of January 1, 2013. Engility acquired DRC effective January 31, 2014 and financed the DRC acquisition through borrowings of $190 million. For purposes of this interest expense allocation, we estimated that $190 million of the $585 million is related to the DRC acquisition and $395 million is related to the TASC acquisition. For the fiscal year ended December 31, 2013, interest expense was allocated on $190 million to DRC and $395 million to TASC.

To record interest expense of $37.4 million on the estimated $585 million of debt to be incurred to finance Engility’s special cash dividend and to refinance Engility’s debt at an average effective rate of 8.28% plus amortization of capitalized bank and legal fees.

The aggregated adjustments to interest expense for the twelve months ended December 31, 2013 show in this entry (nn) along with entries (mm) and (rr) and are summarized in the following table:

Interest on incremental borrowings	$32,714
Amortization of incremental capitalized debt issuance costs	4,660

Total pro forma interest expense (entry (nn))	37,374

Elimination of historical Engility interest expense (entry (mm))	(21,648)
Adjustment to remove TASC historical debt issue costs and debt discount amortization (entry (rr))	(10,635)

Net adjustment to interest expense	$5,091

The interest rates on the estimated $585 million of debt incurred for the business combination are affected by changes in market interest rates. After adjusting the $585 million of debt by the $190 million attributed to the DRC acquisition (as discussed in entry (t)) with every one-eighth of one percent (0.125%) fluctuation in the applicable expected average interest rate of 8.28%, interest expense on our variable rate debt for the period would have fluctuated by $0.5 million.

Interest expense, net	$37,374

(oo)	To record an adjustment to remove historical TASC amortization on acquired identified intangible assets.

Selling, general and administrative expenses	$(50,690)

(pp)	To record an adjustment for amortization of the identified intangible assets on the business combination. A portion of the excess purchase price over the fair value of net assets acquired was allocated on a preliminary basis to customer contractual relationships and backlog which is estimated to be $317 million and $19.8 million, respectively. Customer contractual relationships and backlog are preliminarily estimated to have useful lives of 20 years and one year, respectively. Accordingly, these intangible assets are amortized using the straight-line method over their respective periods. The amounts allocated to customer relationships and backlog are preliminary valuations and are subject to change. Changes to the preliminary valuations may cause material differences to these pro forma adjustments.

Selling, general and administrative expenses	$35,650

(qq)	To record an adjustment to conform TASC and Engility accounting policies related to the timing of recognition of certain contract revenue and costs. As described in entry (g), TASC’s accounting policy for At-Risk Work differs from Engility’s policy. To provide a consistent presentation in this unaudited pro forma combined financial information, an adjustment is being made to reverse the revenue and expenses contained within TASC’s historical financial statements that would be recognized in a future period under Engility’s accounting policy.

Revenue	$4,700
Cost of revenue	(4,352)

(rr)	To record an adjustment to remove amortization of TASC previously capitalized deferred financing fees and original issue discount amortization recorded as an adjustment to interest expense. Also, to record amortization of fair value adjustment discussed in entry (c) over the period.

TASC historical debt issue cost amortization	$(9,081)
TASC historical OID amortization	(2,931)
TASC pro forma amortization	1,377

Pro forma adjustment	$(10,635)

Interest expense, net	$(10,635)

(ss)	To record an adjustment to remove intercompany transactions.

Revenue	$2,917
Cost of revenue	(2,917)

(tt)	To record an adjustment for the tax impact on the business combination pro forma adjustments.

Provision (benefit) for income taxes	$3,648
The effective tax rate used was 38.0%

(uu)	To record the shares issued to TASC stockholders in the Engility/TASC merger.

18,938 estimated New Engility shares issued to TASC stockholders

DESCRIPTION OF FINANCING

Engility Bridge Loan

The merger agreement provides that Engility, through its wholly owned subsidiary Engility Corporation, will borrow $585 million under a promissory note issued by Engility Corporation. Engility Corporation’s indebtedness under that promissory note will be guaranteed by Engility and certain subsidiaries of Engility Corporation. On November 12, 2014, Engility Corporation entered into an amended and restated bridge financing commitment letter with Barclays Bank PLC, Jefferies Finance LLC, KKR Corporate Lending LLC, SunTrust Bank and SunTrust Robinson Humphrey, Inc. Pursuant to the terms of the bridge financing commitment letter, the lenders party thereto have agreed to provide an unsecured bridge loan facility in the form of a promissory note in the amount of $585 million, subject to a dollar-for-dollar reduction in connection with any reduction in the Engility/TASC merger consideration, to the same extent any of the term loans being incurred under TASC’s incremental debt facilities (described below) are reduced. This borrowing will be used, among other things, to: (1) repay outstanding indebtedness under Engility’s existing credit facilities; (2) following such repayment but prior to the consummation of the Engility merger, provide funds for the payment by Engility of the Engility special cash dividend; and (3) pay transaction fees and expenses and for general corporate purposes.

The bridge financing commitment letter contains certain customary conditions to funding the bridge loan, including satisfaction of the conditions under the TASC incremental debt facilities.

TASC’s Incremental Debt Facilities

The obligations of each party under the merger agreement to consummate the transactions contemplated thereby are conditioned upon TASC’s receipt of proceeds from the incremental debt facilities (as defined below) such that the aggregate outstanding funded amounts thereunder are no less than the amount required to refinance the outstanding indebtedness under the Engility bridge loan. TASC, Inc., which following consummation of the mergers and at the time of funding will be an indirect wholly owned subsidiary of New Engility, has obtained financing commitments for the incremental debt facilities to repay in full outstanding indebtedness under the Engility bridge loan and for working capital purposes.

On November 12, 2014, TASC, Inc., (x) Barclays Bank PLC, Jefferies Finance LLC, SunTrust Bank, SunTrust Robinson Humphrey, Inc. and KKR Capital Markets LLC entered into an amended and restated bank engagement letter, (y) TASC, TASC, Inc., Barclays Bank PLC, Jefferies Finance LLC, SunTrust Bank, KKR Corporate Lending LLC and JPMorgan Chase Bank, N.A. entered into an amended and restated first lien joinder agreement to TASC’s existing first lien credit agreement (which we refer to as the first lien credit agreement), dated as of May 23, 2014, among TASC, TASC, Inc., the several lenders from time to time parties thereto, Barclays Bank PLC as administrative agent and collateral agent and the other financial institutions parties thereto and (z) TASC, TASC, Inc., Barclays Bank PLC, Jefferies Finance LLC, SunTrust Bank and KKR Corporate Lending LLC entered into an amended and restated second lien joinder agreement to TASC’s existing second lien credit agreement (which we refer to as the second lien credit agreement), dated as of May 23, 2014, among TASC, TASC, Inc., the several lenders from time to time parties thereto, Barclays Bank PLC as administrative agent and collateral agent and the other financial institutions parties thereto pursuant to which the lenders party to such commitment documents (which we refer to as the commitment parties) have agreed to provide debt facilities (which we collectively refer to as the incremental debt facilities) consisting of (i) new senior secured first lien incremental term loans in an aggregate amount of $435.0 million (which we refer to as the first lien term facility), (ii) additional senior secured first lien revolving commitments in an aggregate amount of $60.0 million, which has subsequently been increased to $65.0 million as a result of additional lender commitments (which we refer to as the first lien revolving facility) and (iii) new senior secured second lien incremental term loans in an aggregate amount of $150.0 million (which we refer to as the second lien facility).

The incremental debt facilities will be implemented in the form of increases to the first lien credit agreement and the second lien credit agreement, as applicable, and that, in addition to certain customary representations, conditions and covenants set out in the first and second lien joinder agreements, as well as the first lien leverage ratio described below, the incremental debt facilities will be subject to the same covenants, representations and events of defaults and will be secured by the same collateral as the first lien credit agreement and the second lien credit agreement. The interest rate with respect to the first lien revolving and term facilities will be equal to LIBOR for an interest period of 1, 2, 3 or 6 months (or, if available to all lenders, an interest period of 12 months) plus an applicable margin of 6.00%, or an alternate base rate (defined as the highest of (x) the prime rate of the administrative agent, (y) the federal funds effective rate from time to time plus 0.50% and (z) LIBOR for a one month interest period plus 1.00%) plus an applicable margin of 5.00%. The interest rate with respect to the second lien facility will be equal to 12.0% per annum. The first lien revolving facility and the first lien term facility will require TASC to maintain a maximum consolidated leverage ratio (which we refer to as the first lien leverage ratio) of no greater than 6.75:1.00, with step-downs to 6.50:1.00 on December 31, 2015, 6.00:1.00 on June 30, 2016, 5.50:1.00 on December 31, 2016, 5.00:1.00 on December 31, 2017 and 4.50:1.00 on December 31, 2018. The commitment to provide the incremental debt facilities will terminate upon the earliest to occur of (i) the termination of the merger agreement by TASC or any of its affiliates with the consent of TASC prior to the consummation of the transactions contemplated by the merger agreement, (ii) the consummation of the transactions contemplated by the merger agreement with or without the funding of the incremental debt facilities and (iii) 11:59 p.m., New York City time, on April 28, 2015. The obligation of the commitment parties to provide the incremental debt facilities is subject to a number of conditions, including, without limitation, (i) the consummation of the transactions contemplated by the merger agreement (without giving effect to any modifications, amendments or express waivers or consents thereto that are materially adverse to the commitment parties without the consent of the commitment parties (such consent not to be unreasonably withheld or delayed)), (ii) a condition that there has been no material adverse effect on either TASC or Engility, (iii) the payment of certain fees and expenses, (iv) the receipt of certain historical financial information and pro forma financial statements, (v) the delivery of legal opinions, closing documents (including a solvency certificate of TASC, Inc.) and definitive loan documentation with respect to the incremental debt facilities, (vi) the accuracy of certain specified representations and warranties, (vii) the substantially simultaneous refinancing of indebtedness of Engility, (viii) the absence of any amendments or modifications of the first lien credit agreement and the second lien credit agreement, as applicable, that would be adverse to the commitment parties, (ix) the expiration of a 15 consecutive business-days’ marketing period (with certain customary blackout and restart dates) and (x) with respect to the second lien facility, the receipt of an offering memorandum and customary related information with respect to the second lien notes offering.

Engility Corporation and certain subsidiaries of Engility Corporation are expected to guarantee and provide security for all indebtedness of TASC, Inc. described above, including the incremental debt facilities and any financing replacing or refinancing the incremental debt facilities.

TASC’s Existing Credit Facilities

TASC’s existing credit facilities were set up on May 23, 2014 pursuant to the first lien credit agreement and the second lien credit agreement, consisting of (1) a $395 million first lien term loan facility maturing on May 23, 2020, (2) a $50 million revolving credit facility that terminates on May 23, 2019, with a $12.5 million letter of credit sublimit and a $15 million swing line loan sublimit and (3) a $250 million second lien term loan facility maturing on May 23, 2021 (which collectively we refer to as TASC’s existing credit facilities). TASC’s existing credit facilities also contain accordion features that permits TASC, Inc., the borrower thereunder, to arrange with the lenders for the provision of up to $50 million in additional commitments plus additional amounts subject to compliance with leverage ratios.

All obligations under TASC’s existing credit facilities are unconditionally guaranteed by TASC and certain of TASC, Inc.’s existing direct or indirect wholly owned domestic subsidiaries, and will be required to be guaranteed by certain of TASC, Inc.’s future direct or indirect wholly owned domestic subsidiaries. All obligations under TASC’s existing credit facilities, and guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of TASC, Inc., TASC and TASC, Inc.’s subsidiary guarantors. Engility Corporation and certain subsidiaries of Engility Corporation are expected to guarantee and provide security for all indebtedness of TASC, Inc. described above, including the existing credit facilities and any financing replacing or refinancing the existing credit facilities.

All borrowings under TASC’s existing credit facilities pursuant to the first lien credit agreement bear interest at a variable rate per annum equal to an applicable margin, plus, at TASC Inc.’s option (other than for swing line loans), either (1) a base rate determined by reference to the highest of (a) the prime rate of Barclays Bank PLC, (b) the federal funds effective rate plus 0.50% and (c) a LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits for the interest period of one month, plus 1.00% or (2) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing, provided that for the term facility the LIBOR rate shall not be less than 1.0%. All swing line loans bear interest at a variable rate per annum equal to an applicable margin, plus a base rate determined as described in the immediately preceding sentence. The applicable LIBOR margin for TASC’s existing credit facilities under the first lien credit agreement is 5.50%, and the applicable base rate margin is 4.50% (which margins will increase to 6.00% and 5.00%, respectively, upon the closing of the transactions contemplated by the merger agreement). All borrowings under TASC’s existing credit facilities pursuant to the second lien credit agreement bear interest at a rate per annum equal to 12.00%.

The terms of TASC’s existing credit facilities permit prepayment and termination of the loan commitments at any time, subject to certain conditions, including, but not limited to, the payment of certain prepayment premiums. TASC’s existing credit facilities require TASC, TASC, Inc. and certain of TASC, Inc.’s subsidiaries to comply with specified financial covenants, including the maintenance of a certain consolidated leverage ratio. TASC’s existing credit facilities also contain various covenants, including affirmative covenants with respect to certain reporting requirements and maintaining certain business activities, and negative covenants that, among other things, may limit or impose restrictions on the ability of TASC, TASC, Inc. and certain of TASC, Inc.’s subsidiaries to incur liens, incur additional indebtedness, make investments, make acquisitions and undertake certain other actions. In addition, TASC is also subject to a passive holding company covenant that limits its ability to engage in certain activities. TASC’s existing credit facilities also contain certain customary provisions related to events of default (including upon a change of control).

TASC EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

TASC’s executive compensation program is designed to attract and retain individuals with the skills and qualifications to manage and lead TASC effectively. The overarching goal of TASC’s program is to motivate its leaders to contribute to the achievement of the company’s financial goals and to focus on long-term value creation for its stockholders.

This section provides an overview and analysis of the material elements and objectives of TASC’s executive compensation program for 2014 and provides information regarding Mr. John P. Hynes, Jr., TASC’s president and chief executive officer, and Mr. Wayne M. Rehberger, TASC’s senior vice president and chief financial officer, each of whom would have been a “named executive officer” if TASC had been subject to the SEC’s compensation disclosure rules. Messrs. Hynes and Rehberger will become executive officers of the combined company following completion of the transactions.

Executive Compensation Objectives and Philosophy

TASC’s executive compensation program is designed to support its business strategy, link pay with performance, promote long-term growth, and align its leaders’ decisions with the long-term interests of its stockholders. The principal objectives of TASC’s executive compensation program are to provide compensation that enables it to attract, motivate, reward, and retain talented leaders; reward achievement of its goals; sustain a pay-for-performance approach in which variable or “at risk” compensation is a substantial portion of each leader’s compensation; and align its compensation programs with the interests of its stockholders through long-term equity-based incentives.

Process to Determine Compensation

The TASC board, with input and recommendations from its compensation and talent committee (which we refer to as the compensation committee), is responsible for overseeing key aspects of the executive compensation program, including that of the president and chief executive officer and the chief financial officer. The TASC board sets executive officer salaries, goals and payouts under the annual cash incentive plan, the size and structure of equity awards and any executive perquisites or other benefits. The TASC board is also responsible for reviewing and approving the compensation programs for TASC’s executives. In making determinations regarding executive compensation, the TASC board works closely with TASC’s compensation committee and human resources department, which provide data and recommendations for the TASC board’s consideration. While the TASC board receives recommendations regarding executive compensation, the TASC board is ultimately responsible for making compensation decisions.

TASC’s compensation group within its human resources department has engaged an independent compensation consultant, Towers Watson & Co. (which we refer to as Towers Watson) to provide market and peer group information, which information is reviewed internally and presented to the TASC board along with the compensation group’s recommendations regarding the executive officers’ compensation. The TASC board uses the compensation consultant’s access to external market data to understand the pay practices of similar companies with respect to TASC’s executive officers and as a reference point in determining the levels of fixed and incentive-based executive compensation for TASC’s executives. The external market data reviewed for 2014 included peer group proxy data, several broad industry-comparative compensation surveys and compensation data provided by Towers Watson using the defined peer group. Actual compensation awarded to TASC’s executives may be higher or lower than the compensation for executives in similar positions at comparable companies based on the performance, skills, experience and specific role of the TASC executive.

Beginning in October 2013, and during 2014, the following companies composed the peer group and were selected based on the peer company’s size according to its revenue and based on the peer company’s operation in the government contracting space: AAR Corp., Acxiom Corporation, Booz Allen Hamilton Holdings Corp., CACI International Inc., CIBER, Inc., Computer Sciences Corporation, Engility, Gartner Inc., ICF International Inc., Kratos Defense & Security Solutions, Inc., ManTech International Corporation, MAXIMUS, Inc., SAIC, Inc., Sapient Corp. and Teradata Corporation.

Components of TASC’s Compensation Program

TASC’s executive compensation program principally consists of: (1) base salary; (2) annual cash incentive compensation; (3) long-term incentive compensation; (4) other employee benefits; and (5) retirement benefits. Each component is designed to be consistent with TASC’s compensation philosophy and objectives.

Base Salary

TASC believes it is important to provide a competitive fixed level of pay to attract and retain experienced and successful executives. In determining the amount of base salary, TASC looks to the executive’s current compensation, time in the position, any change in the executive’s position or responsibilities, including complexity and scope, the relationship of their position to those of other executives within TASC and in similar positions at peer companies and the terms of any individual employment agreement. Base salaries are reviewed annually or at other times when appropriate and may be increased from time to time pursuant to such review.

Under the terms of their respective employment agreements in effect during 2014, Mr. Hynes was eligible to receive an annual base salary of $600,000 for the full fiscal year and Mr. Rehberger was eligible to receive an annual base salary of $440,000 for the full fiscal year. Mr. Hynes’ annual base salary was increased effective December 28, 2013 from $500,000 to $600,000 in recognition of his promotion to president and chief executive officer in November 2013.

Annual Cash Incentive Compensation

TASC’s annual cash incentive program rewards employees in key management roles for their contributions towards specific annual, short-term financial and operational goals and is designed to motivate executive officers to focus on company-wide priorities and reward them for individual results and achievements.

For the year ended December 31, 2014, TASC, Inc.’s annual cash incentive compensation plan (which we refer to as the TASC Incentive Plan) compensated and rewarded the successful achievement of company performance goals and individual performance goals. Targets under the plan were set as a percentage of the participant’s base salary and varied based on the participant’s role and other factors, including, the scope and complexity of the participant’s job, the criticality of the subject matter expertise or skill set and the participant’s impact on TASC’s results and market practices.

The financial component of each of Messrs. Hynes’ and Rehberger’s annual bonus opportunity composed 50% of his total award opportunity and was based on TASC’s growth measured by backlog, win rates and submits. The individual performance component of each of Messrs. Hynes’ and Rehberger’s annual bonus opportunity composed 50% of his total award opportunity and was based on his individual contribution to TASC’s overall performance. At the end of the performance period, the percentage achievement of the financial component and the individual performance component were added together and multiplied by an individual leadership multiplier, the result of which was then multiplied by a TASC Adjusted EBITDA multiplier (where Adjusted EBITDA is defined as net income before income taxes, interest expense, depreciation and amortization, amortization of purchase intangibles, pension fees, advisory fees, stock compensation expenses, acquisition expenses, losses from the extinguishment of debt, separation costs and one-time financing and rating costs) to arrive at a payout amount. The individual leadership multiplier was determined by evaluating the executive’s actual performance against a range of qualitative performance goals and ranged from 0x to 1.25x or higher as determined by the TASC board in its discretion. The Adjusted EBITDA multiplier was determined by measuring TASC’s actual Adjusted EBITDA achieved against a range of Adjusted EBITDA goals and ranged from 0x to 1.25x or higher as determined by the TASC board in its discretion.

Mr. Hynes’ annual incentive bonus opportunity for 2014 ranged from 0% for minimum performance to 100% for target performance, and Mr. Rehberger’s annual incentive bonus opportunity for 2014 ranged from 0% for minimum performance to 75% for target performance, where the payout percentage represents a percentage of the executive’s salary. The TASC Incentive Plan did not provide for a maximum amount that could be earned, and payouts above target were determined at the discretion of the TASC board. For 2014, TASC’s growth component was achieved at 75%, and each of Messrs. Hynes’ and Rehberger’s individual performance goals were reached at 100%. Mr. Hynes’ individual leadership multiplier was 1.24x, and the Adjusted EBITDA multiplier was 1.0x. As a result, Mr. Hynes received annual cash incentive compensation under the TASC Incentive Plan for 2014 at 108% of his base salary, or $650,000. Mr. Rehberger’s individual leadership multiplier was 1.39x, and the Adjusted EBITDA multiplier was 1.0x. As a result, Mr. Rehberger received annual cash incentive compensation under the TASC Incentive Plan for 2014 at 121% of his base salary, or $400,000.

Long-Term Incentive Compensation

Long-term incentive compensation has historically been a critical component of TASC’s executive compensation program. TASC typically designed its long-term incentive compensation to align its leaders’ compensation with the interests of its stockholders and used long-term incentive compensation as an important retention tool by granting awards that only vested if the recipient remained with TASC for a period of time.

TASC’s long-term equity incentive compensation has historically taken the form of stock options, which may be time-vesting or performance-vesting. Vesting of the time-based stock options generally occurs in equal annual installments over a four- or a five-year period beginning on the first anniversary of the date of grant, and vesting of the performance-based stock options generally occurs based on the achievement of financial performance measures. Upon a holder’s termination of employment due to death or “disability” (as defined in the award agreement), the portion of the time-vesting options that would have vested on the next vesting date will become immediately vested and exercisable, and the remaining unvested time-vesting options will be forfeited. Upon a holder’s termination for any reason other than death or disability, all remaining unexercisable time-vesting options then held will be forfeited. Upon a “change in control” (as defined in the award agreement), all of the unvested time-vesting options then held will immediately vest and become exercisable. Generally, exercise rights for vested options cease immediately upon a holder’s termination for “cause” (as defined in the award agreement), one year after the holder’s termination for death or disability, 30 days after a holder’s termination without “good reason” (as defined in the award agreement) and 90 after a holder’s termination by the company without “cause” or by the holder for “good reason.” In the event of a holder’s termination without cause or with good reason (other than due to death or disability, TASC may purchase all or any portion of such holder’s outstanding vested options for an amount equal to the product of (x) the excess, if any, of the per share purchase price over the exercise price of such option and (y) the number of exercisable options. In addition, options generally terminate within ten years from date of grant. As described below, in August 2014, TASC completed an option exchange and issued new options in exchange for eligible existing options. Any performance-based options that remained outstanding following this exchange will be cancelled for no value in connection with the mergers.

In determining the amount of the awards, the TASC board considers the respective responsibilities of each individual, external equity-based compensation survey data provided by Towers Watson, peer group comparisons, the company’s strategic and operational goals, the performance of each executive officer and the terms of any individual employment agreement. Awards to the executive officers are determined individually by the TASC board and, in addition to the items described above, are based upon the TASC board’s assessment of the contributions by those officers to TASC’s long-term performance.

In August 2014, the TASC board considered each of Messrs. Hynes’ and Rehberger’s position within the organization, their overall equity holdings relative to other TASC executives, the desire to retain and incentivize their long-term performance and the number of shares remaining in the equity plan pool and determined to grant Mr. Hynes 1,287,500 options and Mr. Rehberger 735,800 options.

In August 2014, in light of developments in the global economy, the defense industry and TASC’s business, which resulted in some outstanding stock options having a per-share exercise price significantly in excess of TASC common stock’s then current per-share fair market value and performance-based vesting terms difficult to achieve, TASC decided to allow eligible employees and members of its board of directors holding eligible options the right to participate in an exchange (which we refer to as the August 2014 stock option exchange), pursuant to which eligible options were exchanged on a 2-for-1 basis for new options to purchase shares of TASC’s common stock, with new time-based vesting terms and a lower per-share exercise price (which we refer to as the new options). Vesting of the new stock options issued to employees occurs in equal annual installments over a four-year period beginning on the first anniversary of the date of exchange. Upon a termination of employment due to death or “disability” (as defined in the new option award agreement), the portion of new options that would have vested on the next vesting date will become immediately vested and exercisable, and the remaining unvested new options then held will be forfeited. Upon the holder’s termination for any reason other than death or disability, all remaining unexercisable new options then held will be forfeited. Upon a “change in control” (as defined in the new option award agreement), all of the unvested new options then held will become immediately vested and exercisable. In the event the holder’s employment terminates other than due to “retirement” (as defined in the new option award agreement) or for any of the following reasons, vested new options expire (1) immediately upon dismissal for “cause” (as defined in the new option award agreement), (2) 30 days after resignation without “good reason” (as defined in the new option award agreement), (3) one year after death or “disability” (as defined in the new option award agreement), or (4) 90 days after the date of termination of employment without “cause” or due to resignation for “good reason” (each as defined in the new option award agreement), with certain exceptions, but not later than the expiration of the applicable ten year term.

As to the 425,000 and 378,400 eligible options Messrs. Hynes and Rehberger respectively held at the time of the exchange, each elected to exchange all of such options for new options.

Perquisites and Other Benefits

TASC’s executives are eligible to participate in an executive benefits program, which provides its senior executives health and other personal benefits in order to allow TASC to recruit and retain world-class executives. The TASC, Inc. executive benefits program provides eligible executives with life insurance coverage; accident, death and disability insurance coverage; long-term disability coverage; excess liability insurance coverage; reimbursement for an annual executive physical; and reimbursement for tax and financial planning services. The value of these perquisites and other personal benefits are reflected in the “All Other Compensation” column of the summary compensation table and the accompanying footnote. TASC believes that these benefits are competitive in its industry and are consistent with its overall compensation philosophy.

Retirement Benefits and Deferred Compensation Plans

TASC maintains a tax-qualified 401(k) plan under which TASC matches each eligible employee’s contributions which for 2014, was up to 4%, matching 100% on the first 3% contributed and 50% on the next 2% contributed. In addition to the 401(k) plan, TASC also offers eligible employees the opportunity to supplement their retirement and other tax-deferred savings through the TASC, Inc. Savings Excess Plan (which we refer to as the SEP). Those that are eligible to participate in the SEP may elect to defer up to 75% of their compensation, and TASC makes matching contributions at the same rate as those made under the 401(k) plan. Actual matching contributions made to the SEP take into account the participant’s deferral percentage in the 401(k) plan so that TASC’s matching contributions were limited to, for 2014, 4% combined over both programs. Subject to limited exceptions, participants are fully vested in their accounts under the SEP. Distributions under the SEP are made upon a participant’s separation from service. Additional information about the SEP is reflected in “—2014 Non-Qualified Deferred Compensation” below.

Severance Benefits

TASC believes that carefully structured severance benefits are necessary to attract and retain talent for long-term success and allow TASC’s executives to focus their attention and energy on making objective business decisions that are in the best interest of TASC’s stockholders. In addition, TASC believes that the interests of its stockholders are better protected and enhanced by providing greater certainty regarding executive pay obligations in the context of planning and negotiating any potential corporate transactions. The terms of Messrs. Hynes’ and Rehberger’s severance are set forth in their respective employment agreement and are described under “—Narrative to Summary Compensation Table and 2014 Grants of Plan-Based Awards” and under “—Potential Payments Upon Termination or Change in Control.”

Summary Compensation Table

The following table presents summary information concerning all compensation paid to or earned by Messrs. Hynes and Rehberger for services rendered to TASC during the fiscal years presented. Each of Messrs. Hynes and Rehberger would have been a “named executive officer” and will continue to serve to serve as an executive officer of the combined company following completion of the transactions.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
John P. Hynes, Jr. (5)	2014	$600,000	—	—	$753,676	$650,000	—	$55,113	$2,058,789
President and Chief Executive Officer	2013	$500,769	$250,000	—	$68,711	$125,000	—	$39,703	$984,183
Wayne M. Rehberger	2014	$440,000	—	—	$465,680	$400,000	—	$36,940	$1,342,620
Senior Vice President and Chief Financial Officer

(1)	Amounts in this column reflect the salary earned during the fiscal year, whether paid or deferred under TASC’s retirement or deferred compensation plans.

(2)	Amounts shown reflect the aggregate grant date fair value of stock options granted in 2014 computed in accordance with FASB ASC Topic 718. The fair value was estimated using the assumptions detailed in Note 12 to TASC’s audited consolidated financial statements included elsewhere in this joint proxy/consent solicitation statement/prospectus. The material terms of the grant are described in “—Compensation Discussion and Analysis—Components of TASC’s Compensation Program—Long-Term Incentive Compensation” above and in the footnotes to the “—Outstanding Equity Awards at 2014 Fiscal Year-End” below.

In addition, in connection with the August 2014 stock option exchange, eligible stock options were converted to new stock options with new time-based vesting terms and a lower per-share exercise price. There was incremental fair value calculated in accordance with FASB ASC Topic 718 with respect to this exchange, resulting in incremental fair value of $103,488 for Mr. Hynes and $94,101 for Mr. Rehberger.

(3)	TASC does not provide any above-market or preferential earnings on nonqualified deferred compensation. Therefore, no amounts for earnings on nonqualified deferred compensation are reflected in the summary compensation table.

(4)	Includes for Mr. Hynes: $9,100 for TASC’s matching contributions under the 401(k) plan and an estimated $39,969 under the SEP, as the company’s matching contribution under the SEP will be calculated in February 2015; $1,080 in company-paid life insurance coverage; $144 in company-paid accident, death and disability insurance coverage; $1,311 in company-paid long-term disability coverage; $1,211 in company-paid excess liability insurance coverage; $1,500 for company-reimbursed expenses incurred for an executive physical; and $798 for company-reimbursed expenses incurred for tax and financial planning services.

Includes for Mr. Rehberger: $10,400 for TASC’s matching contributions under the 401(k) plan and an estimated $18,081 under the SEP, as the company’s matching contribution under the SEP will be calculated in February 2015; $793 in company-paid life insurance coverage; $144 in company-paid accident, death and disability insurance coverage; $1,311 in company-paid long-term disability coverage; $1,211 in company-paid excess liability insurance coverage; and $5,000 for company-reimbursed expenses incurred for tax and financial planning services.

(5)	In November 2013, Mr. Hynes was promoted from executive vice president and chief operating officer to president and chief executive officer.

2014 Grants of Plan-Based Awards

The table below lists (1) each grant or award made in 2014 under TASC’s non-equity incentive plan and (2) the shares received in the August 2014 stock option exchange.

Name		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
John P. Hynes, Jr.	—	$0	$600,000	—	—	—	—	—	—	—	—
	08/13/2014	—	—	—	—	—	—	—	1,287,500	$1.50	$650,188
	08/13/2014	—	—	—	—	—	—	—	212,500	$1.50	$103,488
Wayne M. Rehberger	—	$0	$330,000	—	—	—	—	—	—	—	—
	08/13/2014	—	—	—	—	—	—	—	735,800	$1.50	$371,579
	08/13/2014	—	—	—	—	—	—	—	189,200	$1.50	$94,101

(1)	The amount shown is the target amount Messrs. Hynes and Rehberger could have earned under the TASC Incentive Plan. The amount reported in the “Threshold” column assumes the lowest level of performance under the financial and individual performance goals and an individual leadership multiplier and TASC Adjusted EBITDA multiplier of zero. The TASC Incentive Plan did not provide for a maximum amount that could be earned, and payouts above target were determined at the discretion of the TASC board. The actual amount earned is listed in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.
(2)	The amount shown represents the aggregate grant date fair value of stock options granted in 2014 computed in accordance with FASB ASC Topic 718 and, with respect to the new options received in the August 2014 stock option exchange, the incremental fair value computed as of the modification date in accordance with FASB ASC Topic 718. The grant date fair value was estimated using the assumptions detailed in Note 12 to TASC’s audited consolidated financial statements included elsewhere in this joint proxy/consent solicitation statement/prospectus.

Narrative to Summary Compensation Table and 2014 Grants of Plan-Based Awards

Employment Agreements

John P. Hynes, Jr.

Mr. Hynes was party to an employment agreement with TASC, Inc., effective as of August 11, 2012, with a four-year term that was to be automatically extended for one-year periods unless either party provided notice not to extend. Pursuant to the employment agreement, Mr. Hynes served as executive vice president and chief operating officer of TASC, Inc. and was entitled to a base salary of $500,000. Mr. Hynes was also eligible for a target annual bonus of 100% of his base salary based upon the achievement of individual and company performance targets established by the board of directors of TASC, Inc. in consultation with Mr. Hynes. Mr. Hynes’ employment agreement provided for severance benefits in the event of certain terminations of employment. In the event of involuntary termination without “cause” or termination for “good reason” (each as defined in the employment agreement) and conditioned upon the execution of a general release agreement, Mr. Hynes would have received: (1) a pro rata annual bonus in respect of the year of termination payable when such bonuses are paid to active employees; (2) payable over a period of 18 months, 1.5 times the sum of (x) Mr. Hynes’ then-current base salary and (y) the average annual bonus actually received by Mr. Hynes for the two years preceding the year of termination; and (3) a lump sum payment equal to the estimated costs of COBRA premiums for 18 months from the date of termination. Mr. Hynes was subject to restrictive covenants not to compete with TASC, Inc. or solicit clients, prospective clients or employees of TASC, Inc. for a period of eighteen months following any termination of employment. Mr. Hynes also agreed not to disclose any confidential information during his employment or at any time thereafter. Mr. Hynes was promoted to president and chief executive officer in November 2013 and, in connection with this promotion, in April 2014, entered into an amended and restated employment agreement, the terms of which are described below.

In connection with Mr. Hynes’ promotion to president and chief executive officer, TASC, Inc. entered into an amended and restated employment agreement (which we refer to as the amended and restated employment agreement) effective as of April 15, 2014, with a three-year term that is automatically extended for one-year periods unless either party provides notice not to extend. Pursuant to the amended and restated employment agreement, Mr. Hynes is entitled to a base salary of $600,000 and is eligible for a target annual bonus of 100% of his base salary based upon the achievement of individual and company performance targets determined by the TASC board. Mr. Hynes’ amended and restated employment agreement provides for severance benefits in the event of certain terminations of employment. In the event of involuntary termination without “cause” or termination for “good reason” (each as defined in the amended and restated employment agreement) and conditioned upon the execution of a general release agreement, Mr. Hynes would receive: (1) a pro rata annual bonus in respect of the year of termination payable when such bonuses are paid to active employees; (2) payable over a period of 18 months, 1.5 times the sum of (x) Mr. Hynes’ then-current base salary and (y) the average annual bonus actually received by Mr. Hynes for the two years preceding the year of termination; and (iii) a lump sum payment equal to the estimated costs of COBRA premiums for 18 months from the date of termination. Mr. Hynes is subject to restrictive covenants not to compete with TASC or solicit clients, prospective clients or employees of TASC during employment and for a period of eighteen months following any termination of employment. The amended and restated employment agreement also provides that Mr. Hynes may not publicly disparage TASC or disclose any confidential information during his employment or at any time thereafter.

Wayne M. Rehberger

TASC, Inc. entered into an employment agreement (which we refer to as the employment agreement) effective as of April 15, 2014, with a three-year term that is automatically extended for one-year periods unless either party provides notice not to extend. Pursuant to the employment agreement, Mr. Rehberger is entitled to a base salary of $440,000 and is eligible for a target annual bonus of 75% of his base salary based upon the achievement of individual and company performance targets determined by the TASC chief executive officer. Mr. Rehberger’s employment agreement provides for severance benefits in the event of certain terminations of employment. In the event of involuntary termination without “cause” or termination for “good reason” (each as defined in the employment agreement) and conditioned upon the execution of a general release agreement, Mr. Rehberger would receive: (1) a pro rata portion of the target annual bonus in respect of the year of termination payable when such bonuses are paid to active employees; (2) payable over a period of 18 months, 1.5 times the sum of (x) Mr. Rehberger’s then-current base salary and (y) the average annual bonus actually received by Mr. Rehberger for the two years preceding the year of termination; and (3) a lump sum payment equal to the estimated costs of COBRA premiums for 18 months from the date of termination. Mr. Rehberger is subject to restrictive covenants not to compete with TASC or solicit clients, prospective clients or employees of TASC during employment and for a period of twelve months following any termination of employment. The employment agreement also provides that Mr. Rehberger may not publicly disparage TASC or disclose any confidential information during his employment or at any time thereafter.

Outstanding Equity Awards at 2014 Fiscal Year-End

The following table lists all of the outstanding stock options held by Mr. Hynes as of December 31, 2014.

		Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John P. Hynes, Jr.								—	—	—	—
	10/25/2012	250,000	250,000	(1)	—	$3.00	10/25/2022	—	—	—	—
	05/02/2013	17,709	53,127	(1)	—	$3.00	05/02/2023	—	—	—	—
	08/13/2014	0	1,287,500	(1)	—	$1.50	08/13/2024	—	—	—	—
	08/13/2014	0	212,500	(1)(2)	—	$1.50	08/13/2024	—	—	—	—
Wayne M. Rehberger
	08/05/2010	0	51,600	(3)		$5.00	12/19/2019	—	—	—	—
	05/02/2013	18,750	56,250	(1)		$3.00	05/02/2023	—	—	—	—
	08/13/2014	0	735,800	(1)		$1.50	08/13/2024	—	—	—	—
	08/13/2014	0	189,200	(1)(2)		$1.50	08/13/2024	—	—	—	—

(1)	All of the stock options granted in 2012, 2013 and 2014 and received in the August 2014 stock option exchange vest in four equal annual installments on the first, second, third and fourth anniversary of the grant date or the exchange date, as applicable. See “—Compensation Discussion and Analysis—Components of TASC’s Compensation Program—Long-Term Incentive Compensation” for a further discussion of the stock options and the new stock options, and see “—Potential Payments Upon Termination or Change in Control” for a further discussion of the effect of a termination or change in control on the stock options held as of December 31, 2014.
(2)	In August 2014, Mr. Hynes exchanged 425,000 eligible stock options for 212,500 new time-vesting stock options and Mr. Rehberger exchanged 378,400 eligible stock options for 189,200 new time-vesting stock options, having a ten-year term and a $1.50 per share exercise price and which vest in four equal annual installments on the first, second, third and fourth anniversary of the August 13, 2014 exchange date. See “—Compensation Discussion and Analysis— Components of TASC’s Compensation Program—Long-Term Incentive Compensation” for a further discussion of the terms of the new options received in the exchange, and see “—Potential Payments Upon Termination or Change in Control” for a further discussion of the effect of a termination or change in control on the stock options held as of December 31, 2014.
(3)	The stock options granted in 2010 were eligible to vest in equal installments over a five-year period based on time and performance conditions. As to the shares that could vest in the first year, 60% could vest based on performance conditions and 40% could vest based on the passage of time. As to the shares that could vest in the second, third, fourth and fifth year, 50% of such shares could vest based on performance conditions and 50% could vest based on the passage of time. All of the options granted in 2010 other than the performance-based options that could vest in the first year were exchanged in August 2014 for new options, the terms of which are described under “—Compensation Discussion and Analysis—Components of TASC’s Compensation Program—Long-Tern Incentive Compensation.” The 51,600 performance-based options granted in 2010 that remained outstanding following the August 2014 stock option exchange will be cancelled for no value in connection with the mergers.

2014 Option Exercises and Stock Vested

Neither Mr. Hynes nor Mr. Rehberger exercised any stock options in 2014.

2014 Nonqualified Deferred Compensation

The following table discloses contributions, earnings and balances of the SEP for the year ended December 31, 2014.

Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contributions in Last Fiscal Year ($) (2)	Aggregate Earnings in Last Fiscal Year ($) (3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($) (4)
John P. Hynes, Jr.	$42,439	$39,696	$2,747	—	$160,969
Wayne M. Rehberger	$23,331	$18,080	$12,593	—	$268,260

(1)	Reflects Messrs. Hynes’ and Rehberger’s contributions to the SEP with respect to their 2014 earnings. Contributions are reported for the fiscal year earned, regardless of whether the contributions are actually credited to the named executive officer’s SEP account in that year or the following year. These amounts have been reported in the “Salary” column of the Summary Compensation Table for 2014.
(2)	Reflects the estimated amount of TASC’s matching contributions to the SEP with respect to Messrs. Hynes’ and Rehberger’s 2014 earnings, as TASC’s matching contributions have not yet been calculated. Contributions are reported for the fiscal year earned, regardless of whether the contributions are actually credited to the named executive officer’s SEP account in that year or the following year. This amount has been reported in the “All Other Compensation” column of the Summary Compensation Table. For a description of the SEP, see “—Compensation Discussion and Analysis—Components of TASC’s Compensation Program—Retirement Benefits and Deferred Compensation Plans.”
(3)	TASC does not pay above market interest or preferential dividends on investments in the SEP, and earnings are calculated in the same manner as earnings on externally managed investments for employees participating in the 401(k) plan. Therefore, no amounts for earnings on nonqualified deferred compensation are reflected in the Summary Compensation Table.
(4)	Includes for Mr. Hynes $40,592 and $23,077 previously reported as compensation to Mr. Hynes in the “Salary” and “All Other Compensation” columns, respectively, in the Summary Compensation Table for 2013.

Potential Payments Upon Termination or Change in Control

The following table describes the potential payments and benefits that would have been payable to Messrs. Hynes and Rehberger under existing plans and their respective employment agreements assuming (1) a termination of employment and/or (2) a change in control (CIC) occurred, in each case, on December 31, 2014. The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of an executive who would have been a “named executive officer.” These include distributions of plan balances under the 401(k) plan. Distributions of plan balances under the SEP are set forth in the 2014 Nonqualified Deferred Compensation table above.

For purposes of the table below, a “qualifying termination” means a termination of employment with TASC either by TASC without “cause” or by the executive for “good reason,” each as defined in the executive’s employment agreement. Neither Mr. Hynes nor Mr. Rehberger is deemed to have experienced a qualifying termination as a result of (a) his death or disability or (b) solely as a result of a change in control. For purposes of the table below, a “voluntary termination” means a termination of employment other than a qualifying termination.

Name	Cash Severance ($) (1)	Pro Rata Bonus ($) (2)	Continuation of Benefits ($) (3)	Value of Accelerated Equity ($) (4)	Total ($)
John P. Hynes, Jr.
Voluntary Termination	—	—	—	—	—
Qualifying Termination	1,417,538	650,000	25,894	—	2,093,432
CIC without Termination	—	—	—	2,805,363	2,805,363
CIC with Qualifying Termination	1,417,538	650,000	25,894	2,805,363	4,898,795
Death or Disability	—	650,000	—	721,954	1,371,954
Wayne M. Rehberger
Voluntary Termination	—	—	—	—	—
Qualifying Termination	953,076	330,000	30,362	—	1,313,438
CIC without Termination	—	—	—	1,689,725	1,689,725
CIC with Qualifying Termination	953,076	330,000	30,362	1,689,725	3,003,163
Death or Disability	—	330,000	—	423,875	753,875

(1)	Under their respective employment agreements, upon a qualifying termination, each executive would have been entitled to receive a cash severance amount payable over 18 months in equal bi-weekly installments, in an amount equal to one and a half times the sum of (x) his base salary and (y) the average of his annual bonus actually received for the two years preceding the year of termination, each as in effect at December 31, 2014.
(2)	Under Mr. Hynes’ amended and restated employment agreement, upon a qualifying termination or upon his death or disability, he would have been entitled to a pro rata portion of his annual bonus earned in respect of 2014 and payable when such annual bonus would have otherwise been payable notwithstanding that such executive ceased to be employed as of such payment date. Under Mr. Rehberger’s employment agreement, upon a qualifying termination or upon his death or disability, he would have been entitled to a pro rata portion of his annual bonus payable at target and payable when such annual bonus would have otherwise been payable notwithstanding that such executive ceased to be employed as of such payment date.
(3)	Under their respective employment agreements, upon a qualifying termination, each executive would have been entitled to a lump sum payment equal to the estimated costs of COBRA premiums for 18 months from the date of termination. Amounts reported assume 2015 rates.
(4)	If either executive voluntarily terminated or was terminated as a result of a qualifying termination, all of his unexercisable options then held would have immediately terminated. If the executive was terminated as a result of death or disability, the portion of the options that would have vested on the next vesting date would have become immediately vested and exercisable, and the remaining unvested options then held would have immediately terminated. Upon a “change in control” (as defined in the award agreement), whether or not in connection with a termination, all of the executive’s unvested options then held would have immediately vested and become exercisable. The value attributable to the acceleration of unvested options is based upon (a) the number of unvested options held at December 31, 2014 that are eligible to vest multiplied by (b) the difference between value of TASC’s common stock as of January 7, 2015 ($3.308), the most recent valuation date of TASC’s common stock relative to the last business day of 2014, and the exercise price of such unvested options.

The cash payments Messrs. Hynes and Rehberger are expected to receive for all of their time-vesting stock options held as of January 14, 2015, including the new options received in the August 2014 stock option exchange, are set forth under “The Mergers—Interests of Directors and Executive Officers in the Transactions—Interests of Directors and Executive Officers of TASC in the Transactions—Stock Options,” beginning on page 103 of this joint proxy/consent solicitation statement/prospectus.”

TASC DIRECTOR COMPENSATION

Directors who are also TASC’s employees receive no separate compensation for their service on the board of directors or committees thereof. The following table provides summary information concerning compensation paid to or accrued by TASC or on behalf of TASC’s non-employee directors who will serve on the board of directors of the combined company following the consummation of the transactions for services rendered to TASC during fiscal 2014.

2014 Director Compensation

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)		Total ($)
Steven A. Denning	—		—	$17,782	—	—	—		$17,782
Lynn A. Dugle (2)	$18,750		—	—	—	—	—		$18,750
David M . Kerko	—		—	$17,782	—	—	—		$17,782
Peter A. Marino	$1,134,409	(3)	—	$739,132	—	—	$1,686,022	(4)	$3,559,563

(1)	The amount shown for Mr. Marino includes the aggregate grant date fair value of stock options computed in accordance with FASB ASC Topic 718. The fair value was estimated using the assumptions detailed in Note 12 to TASC’s audited consolidated financial statements included elsewhere in this joint proxy/consent solicitation statement/prospectus.

In addition, in connection with the August 2014 stock option exchange, the directors’ eligible stock options were converted to new stock options with new time-based vesting terms and a lower per-share exercise price. There was incremental fair value calculated in accordance with FASB ASC Topic 718 with respect to this exchange, resulting in incremental fair value of $17,782 for Mr. Denning, $17,782 for Mr. Kerko and $144,227 for Mr. Marino.

The aggregate number of time-based and performance-based stock options outstanding at December 31, 2014 for each director was as follows: Mr. Denning, 59,512 options; Ms. Dugle, 0 options; Mr. Kerko, 59,512 options; and Mr. Marino, 1,737,097 options. Any performance-based options that remained outstanding following the August 2014 stock option exchange will be cancelled for no value in connection with the mergers.

(2)	Ms. Dugle joined the TASC board in October 2014. The amount represents her prorated annual fee for the period in 2014 during which she served as a director.

(3)	Represents (a) $556,989 as the prorated amount of Mr. Marino’s increased annual fee for the period from January 2014 to October 2014, (b) $556,989 as the prorated amount of Mr. Marino’s annual bonus award for the period from January 2014 to October 2014 and (c) $20,430 as the prorated amount of Mr. Marino’s reinstated annual fee for the period from October 2014 to December 2014.

(4)	Represents a termination fee paid to Mr. Marino in connection with the termination of his letter agreement described below.

Narrative to 2014 Director Compensation

In November 2013, Mr. Marino entered into a letter agreement with TASC, which was subsequently amended, increasing his compensation in connection with his added responsibilities to assist with and oversee through December 31, 2015 the changes in TASC’s executive leadership and other organizational changes. Pursuant to this letter agreement, as amended, Mr. Marino was entitled to receive an annual payment of $700,000 and an annual bonus award payable at a target amount of 100% of his annual payment, each prorated for the period of time during the fiscal year during which he provided this additional oversight. By letter agreement dated October 17, 2014, this prior agreement was terminated, and Mr. Marino received a termination payment representing (1) the prorated amount of his $700,000 annual fee for the period from October 2014 to December

2014, (2) the prorated amount of his $700,000 annual bonus award for the period from October 2014 to December 2014, (3) the $700,000 annual fee he would have received in respect of 2015 and (4) the $700,000 annual bonus award he would have received in respect of 2015. Following the termination of this letter agreement, TASC reinstated Mr. Marino’s $100,000 annual fee.

Ms. Dugle was appointed to the TASC board in October 2014 and, in connection with this appointment, entered into a letter agreement pursuant to which she is entitled to receive an annual payment of $75,000 and a one-time payment of $75,000 upon the consummation of the mergers contemplated by the merger agreement. The amount of her 2014 annual payment was prorated for the period of 2014 during which she served as a director.

In 2014, the TASC board considered Mr. Marino’s overall equity holdings, the desire to retain and incentivize his long-term performance and the number of shares remaining in the equity plan pool and determined to grant Mr. Marino, as chairman of the board, 1,257,728 options with the same vesting and other terms as the new options described below.

As described above under “Executive Compensation—Compensation Discussion and Analysis— Components of TASC’s Compensation Program—Long-Term Incentive Compensation” in August 2014, TASC decided to allow members of its board of directors holding eligible options the right to participate in an exchange, pursuant to which eligible options were exchanged on a 2-for-1 basis for new options to purchase shares of TASC’s common stock, with new time-based vesting terms and a lower per-share exercise price. As to the 75,530, 75,530 and 614,544, eligible options then held by Messrs. Denning, Kerko and Marino, respectively, each such director elected to exchange all of such options for 37,768, 37,768 and 307,272 new options, respectively. The new options vest one year from the August 13, 2014 exchange. In the event the director’s service ceases due to death or “disability” (as defined in the new option award agreement), all of the then unvested new options will become vested and exercisable. Upon the non-employee director’s termination for any reason other than death or disability, all remaining unexercisable options then held will be forfeited. Upon a “change in control” (as defined in the new option award agreement), all of the unvested options then held will become vested and exercisable. In the event the non-employee director’s service ceases other than due to (1) “retirement” (as defined in the new option award agreement), (2) a termination without “cause” (as defined in the new option agreement) or (3) a resignation for “good reason” (as defined in the new option award agreement), the non-employee director’s vested options will expire: (a) immediately upon dismissal for cause, (b) 30 days after resignation without good reason or (c) one year after death or “disability” (as defined in the new option award agreement), with certain exceptions, but not later than the expiration of the applicable ten year term.

After this option exchange, in August 2014, the TASC board amended the terms of all of the non-employee directors’ outstanding options to provide that any unvested options held by such directors would vest in the event that such non-employee director no longer provides services to TASC in connection with an event that constitutes “good reason” (as defined in the amended option award agreement).

Following completion of the transactions contemplated by the merger agreement, Messrs. Denning, Kerko and Marino and Ms. Dugle are expected to receive cash and equity compensation in accordance with New Engility’s equity compensation policies for non-employee directors as described in the section entitled “The Mergers—New Engility’s Board of Directors and Management Following the Mergers—Compensation of Directors and Executive Officers” beginning on page 115.

Compensation Committee Interlocks and Insider Participation

During the 2014 fiscal year, those who served on the TASC board included John W. Barter, Steven A. Denning, Jacques S. Gansler, Jamie H. Greene, John P. Hynes, Jr. (since August 2014), David M. Kerko, T. Wood Parker, Peter A. Marino and Philip P. Trahanas. Other than Mr. Hynes, none of the board members were, during fiscal 2014, an officer or employee of TASC. Messrs. Greene and Kerko are affiliated with KKR, and Messrs. Denning and Trahanas are affiliated with General Atlantic. During 2014, none of TASC’s executive officers served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on TASC’s compensation committee or board of directors.

CERTAIN BENEFICIAL OWNERS OF TASC COMMON STOCK

The following table sets forth information as of January 14, 2015 with respect to the ownership of TASC common stock by:

•	Each person known to own beneficially more than 5% of TASC common stock;

•	Each of the directors of TASC;

•	Each of TASC’s named executive officers; and

•	All of TASC’s executive officers and directors as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of the rules and regulations issued by the SEC governing the determination of beneficial ownership of securities. Under the SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these SEC rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. As of January 14, 2015, 172,948,023 shares of TASC common stock were outstanding.

Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to TASC’s knowledge, sole voting and investment power with respect to the indicated shares of TASC common stock. Unless otherwise indicated, the address for each individual listed below is c/o TASC, Inc., 4801 Stonecroft Boulevard, Chantilly, Virginia 20151.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage Ownership
5% Stockholder
Birch Partners, LP(2)	171,660,200	99.26%
Directors and Named Executive Officers
Peter A. Marino(3)(4)(8)	25,000	*
T. Wood Parker(3)(4)	122,861	*
John W. Barter(3)(4)	105,722	*
Steven A. Denning(3)(4)(5)	2,861	*
Lynn A. Dugle	—	—
Jamie H. Greene Jr.(3)(4)(6)	2,861	*
John P. Hynes, Jr.(3)(4)	334,375	*
David M. Kerko(3)(4)(6)	2,861	*
James G. Lawler(3)(4)(7)	20,000	*
David Topper	—	—
Clifford E. Greenblatt(3)(4)	8,750	*
Bradley W. Kopp(3)(4)	26,250	*
Wayne M. Rehberger(3)(4)	28,750	*
All Directors and Executive Officers as a group (13 individuals)	680,291	*

*	Less than 1%.
(1)	This table represents shares of common stock of TASC, which owns all of the outstanding capital stock of TASC, Inc.
(2)	Birch Partners directly holds 171,660,200 shares of TASC common stock as of January 14, 2015. The sole general partner of Birch Partners is Birch GP, LLC, the membership interests of which are held by KKR 2006 Fund L.P. and General Atlantic Partners 85, L.P. The address for Birch Partners and Birch GP, LLC is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and c/o General Atlantic Service Company, LLC, Park Avenue Plaza, 55 East 52nd Street, 32nd Floor, New York, New York 10055.

The sole general partner of the KKR 2006 Fund L.P. is KKR Associates 2006 L.P., and the sole general partner of KKR Associates 2006 L.P. is KKR 2006 GP LLC. The designated member of KKR 2006 GP LLC is KKR Fund Holdings L.P. Messrs. Henry Kravis and George Roberts have also been designated as managers of KKR 2006 GP LLC by KKR Fund Holdings L.P. The general partners of KKR Fund Holdings L.P. are KKR Fund Holdings GP Limited and KKR Group Holdings L.P. The sole shareholder of KKR Fund Holdings GP Limited is KKR Group Holdings L.P. The sole general partner of KKR Group Holdings L.P. is KKR Group Limited. The sole shareholder of KKR Group Limited is KKR & Co. L.P. The sole general partner of KKR & Co. L.P. is KKR Management LLC. The designated members of KKR Management LLC are Messrs. Kravis and Roberts.

Each of KKR 2006 Fund L.P., KKR Associates 2006 L.P., KKR 2006 GP LLC, KKR Fund Holdings L.P., KKR Fund Holdings GP Limited, KKR Group Holdings L.P., KKR Group Limited, KKR & Co. L.P., KKR Management LLC, and Messrs. Kravis and Roberts may be deemed to share voting and investment power with respect to the shares of TASC common stock beneficially owned by Birch Partners but each disclaims beneficial ownership of such shares. The address for all entities noted above and for Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York 10019. The address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025.

The general partner of General Atlantic Partners 85, L.P. is General Atlantic GenPar, L.P. and the general partner of General Atlantic GenPar, L.P. is General Atlantic LLC. There are twenty-four individuals serving as managing directors of General Atlantic LLC, including Mr. Denning.

Each of General Atlantic Partners 85, L.P., General Atlantic GenPar, L.P., General Atlantic LLC and the managing directors of General Atlantic LLC may be deemed to share voting and investment power with respect to the shares of TASC common stock beneficially owned by Birch Partners but each disclaims beneficial ownership of such shares. The address for all entities and individuals noted above is c/o General Atlantic Service Company, LLC, Park Avenue Plaza, 55 East 52nd Street, 32nd Floor, New York, New York 10055.

(3)	Includes the following number of shares subject to options either currently exercisable or exercisable within 60 days of January 14, 2015: Mr. Marino (25,000 shares); Mr. Parker (2,861); Mr. Barter (5,722); Mr. Denning (2,861); Mr. Greene (2,861); Mr. Hynes (267,709); Mr. Kerko (2,861); Mr. Greenblatt (8,750); Mr. Kopp (6,250); Mr. Rehberger (18,750).
(4)	Excludes shares underlying options held by each of the named holders that are not currently exercisable or that are not exercisable within 60 days of January 14, 2015.
(5)	As a managing director of General Atlantic LLC, Mr. Denning may be deemed to share dispositive and/or voting power with respect to the shares of TASC common stock held by Birch Partners. Mr. Denning disclaims beneficial ownership of any such shares.
(6)	Messrs. Greene and Kerko may be deemed to share dispositive and/or voting power with respect to the shares of TASC common stock held by Birch Partners due to their status with Kohlberg Kravis Roberts & Co. L.P. and/or its affiliates. Messrs. Greene and Kerko each disclaim beneficial ownership of any such shares.
(7)	James G. Lawler’s employment with TASC terminated on October 31, 2014.
(8)	Excludes 150,000 shares of TASC common stock held by Jan Collins Marino, trustee, or her successors, of the PAM 2012 Trust.

CERTAIN BENEFICIAL OWNERS OF ENGILITY COMMON STOCK

The following table sets forth, as of January 14, 2015 (except as otherwise noted), information with respect to the beneficial ownership of the outstanding shares of Engility common stock for:

•	Each of Engility’s directors and named executive officers;

•	Each of Engility’s directors and officers as a group; and

•	Each person or group of affiliated persons whom Engility knows to beneficially own more than five percent of the outstanding shares of Engility common stock.

The following table gives effect to the shares of Engility common stock issuable within 60 days of January 14, 2015 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table directly own the shares and have sole voting and sole investment power with respect to all shares beneficially owned. Unless otherwise indicated, the address for those each listed director and executive officer is c/o Engility Holdings, Inc., 3750 Centerview Drive, Chantilly, VA 20151. As of January 14, 2015, 17,592,388 shares of Engility common stock were outstanding.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)		Percentage Ownership
Directors and Named Executive Officers
Anthony Smeraglinolo	113,113	(2)	**
Michael J. Alber	54,140	(3)	**
Bantz J. Craddock	45,441	(4)	**
John E. Heller	—	(5)	—
Thomas O. Miiller	53,604	(6)	**
Thomas J. Murray	21,312	(7)	**
Craig R. Reed	27,276	(8)	**
William G. Tobin	7,325	(9)	**
Edward P. Boykin	7,325	(9)	**
Charles S. Ream	7,325	(9)	**
David A. Savner	7,325	(9)	**
Darryll J. Pines	7,325	(9)	**
Anthony Principi	7,325	(9)	**
All Directors and Executive Officers, as a group (12 individuals)	343,361	(10)	2.0%

Other Stockholders
FMR LLC	1,809,223	(11)	10.3%
Deccan Value Investors L.P.	1,527,900	(12)	8.7%
Blackrock, Inc.	1,520,578	(13)	8.6%
Abrams Capital Management, L.P.	903,795	(14)	5.1%

**	Less than 1%
(1)

The number of shares of Engility common stock beneficially owned by each stockholder is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and also any shares which a person has the right to acquire within 60 days after January 14, 2015 through the vesting and/or exercise of any equity award or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of Engility common stock listed as owned by such person. Performance shares are issued at maximum potential award amount, but ultimately vest on the third anniversary of their grant date at a number of shares that is determined based on Engility’s performance. As a result, the number of shares ultimately received by the named executive officers pursuant to these performance shares may be significantly less than the amounts reported in this table.
(2)	Includes 79,850 performance shares, 23,684 shares issuable upon exercise of stock options and 7,094 shares issuable upon vesting of restricted stock units.
(3)	Includes 50,664 performance shares and 1,469 shares issuable upon vesting of restricted stock units.
(4)	Includes 17,514 performance shares, 16,395 shares issuable upon exercise of stock options and 8,025 shares issuable upon vesting of restricted stock units.
(5)	Mr. Heller left Engility in December 2013.
(6)	Includes 25,366 performance shares and 12,074 shares issuable upon vesting of restricted stock units.
(7)	Includes 19,956 performance shares and 579 shares issuable upon vesting of restricted stock units.
(8)	Includes 25,384 performance shares and 801 shares issuable upon vesting of restricted stock units.
(9)	Includes 7,325 shares issuable on account of vested restricted stock units. Vested restricted stock units do not convert into shares of Engility common stock until the earlier of (i) the date on which the individual ceases to be a director of Engility and (ii) a change in control of Engility.
(10)	Includes 213,574 performance shares, 23,684 shares issuable upon exercise of stock options and 29,961 shares issuable upon vesting of restricted stock units, but does not include shares of Engility common stock beneficially owned by Messrs. Heller, Craddock or Murray, who are no longer executive officers of Engility. Also includes 43,950 shares issuable on account of vested restricted stock units held by Engility directors. Vested restricted stock units do not convert into shares of Engility common stock until the earlier of (i) the date on which the individual ceases to be a director of Engility and (ii) a change in control of Engility.
(11)

Information shown is based solely on information reported by the filer on Amendment No. 1 to Schedule 13G filed with the SEC on April 10, 2014, in which FMR LLC reported that it has sole dispositive power over 1,809,223 shares of Engility common stock and sole voting power over 481,801 shares of Engility common stock. FMR LLC reported that Fidelity Management & Research Company (which we refer to as Fidelity), a wholly owned subsidiary of FMR LLC, is the beneficial owner of 1,327,422 shares of Engility common stock outstanding as a result of acting as investment advisor to funds. Edward C. Johnson 3d and with FMR LLC, through its control of Fidelity, and the funds each has sole dispositive power over 1,327,422 shares of Engility common stock. Members of the family of Edward C. Johnson, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. Strategic Advisors, Inc., a wholly owned subsidiary of FMR LLC, and Pyramis Global Advisors, LLC (which we refer to as PGALLC), an indirect wholly owned subsidiary of FMR LLC, are the beneficial owners of 178 shares and 160,033 shares, respectively, of Engility common stock outstanding as a result of serving as investment advisor to individuals, institutional accounts, non-U.S. mutual funds, or investment companies. Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole voting power over 160,033 of Engility common stock owned by the institutional accounts or funds advised by PGALLC as reported above. Pyramis Global Advisors Trust Company (which we refer to as PGATC), an indirect wholly owned subsidiary of FMR LLC, is the beneficial owner of 301,484 shares of Engility common stock as a result of serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of PGATC, each has sole dispositive power and sole voting power over 301,484 shares owned by the institutional accounts managed by PGATC as reported above. The principal office address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(12)	Information shown is based solely on information reported by the filer on Amendment No. 1 to Schedule 13G filed with the SEC on February 13, 2014, in which Deccan Value Investors L.P. (which we refer to Deccan) reported that it and Vinit Bodas, the managing member of Deccan Value LLC, which is the general partner of Deccan, have shared dispositive power and shared voting power over 1,527,900 shares of Engility common stock. The principal office address of Deccan and Mr. Bodas is One Fawcett Place, Greenwich, CT 06830.
(13)	Information shown is based solely on information reported by the filer on a Schedule 13G filed with the SEC on January 29, 2014, in which BlackRock, Inc. reported that it and its subsidiaries have sole voting power over 1,476,924 shares and sole dispositive power over 1,520,578 shares of Engility common stock. The principal office address of BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.
(14)	Information shown is based solely on information reported by the filer on Amendment No. 5 to Schedule 13G filed with the SEC on December 24, 2013, in which (a) Abrams Capital Partners II, L.P. reported that it has shared voting power and shared dispositive power with respect to 718,380 shares of Engility common stock, (b) Abrams Capital, LLC reported that it has shared voting power and shared dispositive power with respect to 851,479 shares of Engility common stock, and (c) Abrams Capital Management, LLC, Abrams Capital Management, L.P. and David Abrams each reported that it has shared voting power and shared dispositive power with respect to 903,795 shares of Engility common stock. The shares reported for Abrams Capital Partners II, L.P. (which we refer to as ACP II) represent shares beneficially owned by ACP II. Shares reported for Abrams Capital, LLC (which we refer to as Abrams Capital) represent shares beneficially owned by ACP II and other private investment funds for which Abrams Capital serves as general partner. Shares reported for Abrams Capital Management, L.P. (which we refer to as Abrams CM LP) and Abrams Capital Management, LLC (which we refer to as Abrams CM LLC) represent the above-referenced shares beneficially owned by Abrams Capital and shares beneficially owned by another private investment fund for which Abrams CM LP serves as investment manager. Abrams CM LLC is the general partner of Abrams CM LP. Shares reported for Mr. Abrams represent the above-referenced shares reported for Abrams Capital and Abrams CM LLC. Mr. Abrams is the managing member of Abrams Capital and Abrams CM LLC. The principal office address of each reporting person is c/o Abrams Capital Management, L.P., 222 Berkley Street, 21st Floor, Boston, MA 02116.

DESCRIPTION OF NEW ENGILITY CAPITAL STOCK

Upon completion of the mergers, stockholders of Engility and TASC who receive New Engility common stock in the mergers will become stockholders of New Engility. The following is a summary of the material terms of New Engility capital stock as of the effective times of the mergers and is not complete. You should also refer to (1) the New Engility charter, which will be in effect as of the effective time of the Engility merger and the form of which is included as Annex E to this joint proxy/consent solicitation statement/prospectus and is incorporated herein by reference, (2) New Engility’s amended and restated bylaws (which we refer to as the New Engility bylaws), which will be in effect as of the effective time of the Engility merger and the form of which is included as Annex F to this joint proxy/consent solicitation statement/prospectus and is incorporated herein by reference and (3) the applicable provisions of the DGCL. The following summary should be read in conjunction with the section entitled “Comparison of Stockholder Rights” beginning on page 215.

Authorized Capital Stock

As of the effective time of the Engility merger, New Engility will be authorized to issue up to 175,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. Immediately following the mergers, New Engility expects there to be approximately 37,000,000 shares of New Engility common stock issued and outstanding.

Common Stock

Dividend Rights

Under the New Engility bylaws, holders of New Engility common stock will be entitled to receive any dividends the New Engility board may declare on the common stock, subject to the rights and preferences of any series of preferred stock. The New Engility board will be authorized declare dividends from funds legally available for this purpose.

Voting Rights

Each holder of New Engility common stock will be entitled to one vote per share. The holders of New Engility common stock will be entitled to vote on all matters to be voted on by stockholders, subject to the rights, if any, of the holders of any series of preferred stock if and when issued and subject to applicable law. The New Engility charter will not provide for cumulative voting.

Directors will be elected by a plurality of the votes cast. Abstentions will have no effect with respect to the election of directors.

Liquidation Rights

After provision for payment of creditors and after payment of any liquidation preferences to any holders of New Engility preferred stock, if New Engility liquidates, dissolves or is wound up, whether this is voluntary or not, the holders of New Engility common stock will be entitled to receive, on a pro rata basis, all assets remaining, if any.

Other Rights

The holders of New Engility common stock will not have the right to subscribe for or purchase additional shares of New Engility capital stock. New Engility common stock will not be subject to redemption and will not have any conversion or sinking fund provisions.

Preferred Stock

The New Engility board will have the authority, without action by stockholders, to issue shares of preferred stock in one or more series. The holders of New Engility preferred stock will not have the right to vote, except as the New Engility board establishes in the designation creating the preferred stock, or as required by Delaware law.

The New Engility board will have the authority to determine the terms of each series of preferred stock, within the limits of the New Engility charter, the New Engility bylaws and Delaware law. These terms include the number of shares in a series (subject to the maximum number of authorized shares of preferred stock set forth in the New Engility charter), the consideration, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights, if any.

Effects on Common Stock if New Engility Issues Preferred Stock

If New Engility issues preferred stock, it may negatively affect the holders of New Engility common stock. These possible negative effects include the following:

•	diluting the voting power of shares of New Engility common stock;

•	affecting the market price of New Engility common stock;

•	delaying or preventing a change in control of New Engility;

•	making removal of New Engility management more difficult; or

•	restricting dividends and other distributions on New Engility common stock.

Certain Provisions of Delaware Law, the New Engility Charter and the New Engility Bylaws Could Delay or Prevent a Change in Control

New Engility Charter and the New Engility Bylaws

Certain provisions in the New Engility charter and the New Engility bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the New Engility board and in the policies formulated by the New Engility board and to discourage certain types of transactions that may involve an actual or threatened change in control.

Classified Board. The New Engility charter and the New Engility bylaws will provide that the Engility board will be divided into three classes of directors. The directors in Class I will have an initial term that will expire at the 2015 annual meeting of stockholders, the directors in Class II will have an initial term that will expire at the 2016 annual meeting of stockholders and the directors in Class III will have an initial term that will expire at the 2017 annual meeting of stockholders. After each initial term, the members of each class will serve for a term expiring at the third succeeding annual meeting of stockholders. As a result, approximately one-third of the New Engility board will be elected each year. A replacement director will serve in the same class as the former director he or she is replacing. The classification of the New Engility board will have the effect of making it more difficult for stockholders to change the composition of the New Engility board. The New Engility charter and New Engility bylaws will provide that the number of directors will be fixed from time to time pursuant to a resolution adopted by a majority of the whole board, subject to the rights of holders of any series of preferred stock and Birch Partners’ rights to designate up to four directors pursuant to the terms and subject to the conditions of the stockholders agreement. Following the mergers, the initial size of the New Engility board is expected to be set at 11 members, which will initially include all of the members of the Engility board immediately prior to the consummation of the mergers plus 4 new directors designated by Birch Partners. The TASC directors will be apportioned amongst the classes of the New Engility board such that one TASC director will have a term expiring at New Engility’s 2015 annual meeting, two TASC directors will have terms expiring at New Engility’s 2016 annual meeting and one TASC director will have a term expiring at New Engility’s 2017 annual meeting. Additionally, the New Engility bylaws will provide that the New Engility board will establish and maintain a co-chairman structure, whereby two of the directors will serve as co-chairman of the New Engility board, as established in the stockholders agreement.

Removal of Directors; Vacancies. The New Engility charter and New Engility bylaws will provide that directors may only be removed for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, the New Engility charter and the New Engility bylaws will provide that, subject to the rights granted to one or more series of preferred stock then-outstanding, any vacancies or newly created directorships on the New Engility board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director, and not by New Engility stockholders, unless otherwise required by law or by resolution of the New Engility board.

Blank Check Preferred Stock. The New Engility charter will permit New Engility to issue, without any further vote or action by its stockholders, up to 25,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series and the preferences and relative, participating, optional and other rights (if any) and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

No Stockholder Action by Written Consent. The New Engility charter will expressly prohibit New Engility stockholders from acting by written consent. Stockholder action must take place at an annual meeting or at a special meeting of New Engility stockholders.

Special Stockholder Meetings. Under the New Engility charter and New Engility bylaws, only the New Engility board, acting pursuant to a resolution adopted by a majority of the whole board, will be able to call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The New Engility bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder’s notice must be received at New Engility’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. The New Engility bylaws will also specify requirements as to the form and content of a stockholder’s notice.

Supermajority Provisions. The New Engility charter and the New Engility bylaws will provide that the New Engility board is expressly authorized to adopt, amend or repeal, in whole or in part, the New Engility bylaws without a stockholder vote. Any adoption, amendment or repeal of the New Engility bylaws by New Engility stockholders will require the affirmative vote of holders of at least 75% of the voting power of all the then-outstanding shares of New Engility stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares of stock entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. The New Engility charter will provide that the following provisions in the New Engility charter may be amended only by a vote of at least 75% of the voting power of all of the outstanding shares of New Engility stock entitled to vote thereon, voting together as a single class:

•	classified board (the election and term of New Engility directors);

•	filling vacancies on the New Engility board and newly created directorships;

•	the removal of directors;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling annual and special meetings of stockholders;

•	the provisions requiring that the bylaws may be amended by stockholders only with a 75% supermajority vote;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions may be amended only with a 75% supermajority vote.

Additionally, pursuant to the stockholders agreement, New Engility may not take any action to cause an amendment of the New Engility charter or the New Engility bylaws without the express written consent of Birch Partners or, after a distribution of any New Engility common stock held by Birch Partners to its limited partners, the KKR investors and/or the GA investors (and only for so long as such entities retain director nomination rights under the stockholders agreement) if such amendment would adversely affect the rights of Birch or the KKR investors and/or the GA investors.

Section 203 of the General Corporation Law of the State of Delaware

Section 203 of the DGCL provides that, subject to certain exceptions specified therein, a corporation shall not engage in any “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 of the DGCL generally defines an “interested stockholder” to include (x) any person that is the beneficial owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the beneficial owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Section 203 of the DGCL generally defines a “business combination” to include (1) mergers and sales or other dispositions of 10% or more of the assets of the corporation with or to an interested stockholder, (2) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (3) certain transactions which would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder and (4) receipt by the interested stockholder of the benefit (except proportionately as a stockholder of the corporation) of any loans, advances, guarantees, pledges or other financial benefits.

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or stockholder-adopted bylaws may exclude a corporation from the restrictions imposed thereunder. Neither the New Engility charter nor the New Engility bylaws will exclude New Engility from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring New Engility to negotiate in advance with the New Engility board since stockholder approval would not be required if the New Engility board approves, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

Liability and Indemnification of Directors and Officers

Elimination of Liability of Directors

The New Engility charter will provide that a director of New Engility will not be personally liable to New Engility or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to New Engility or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (which concerns unlawful payments of dividends, certain stock repurchases or redemptions), or (iv) for any transactions from which the director derived an improper personal benefit. The New Engility charter will further provide that if the DGCL is amended to authorize corporate action further eliminating or limiting personal liability of directors, then the liability of a director of New Engility will be eliminated or limited to the fullest extent provided by the DGCL, as so amended.

While the New Engility charter will provide directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the New Engility charter will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of the New Engility charter described above apply to an officer of Engility only if he or she is a director of New Engility and is acting in his or her capacity as director, and do not apply to officers of New Engility who are not directors.

Indemnification of Directors and Officers

The New Engility bylaws will provide that New Engility will indemnify and hold harmless, to the fullest extent permitted by Delaware law as it presently exists or may thereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits New Engility to provide broader indemnification rights than such law permitted New Engility to provide prior to such amendment), any person (which person is referred to in this section as an indemnitee) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether of a civil, criminal, administrative, investigative or other nature (which events are collective referred to in this section as a proceeding), by reason of the fact that he or she is or was a director or an officer of New Engility or any predecessor or while a director or officer of New Engility or any predecessor is or was serving at the request of New Engility or any predecessor as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith. The New Engility bylaws will also provide that, notwithstanding the foregoing, but except in connection with proceedings initiated by the indemnitee to enforce his or her indemnification or advance rights or compulsory counterclaims brought by the indemnitee, New Engility will be required to indemnify an indemnitee in connection with a proceeding, or part thereof, initiated by such indemnitee only if such proceeding, or part thereof, was authorized by the New Engility board.

The New Engility bylaws will further provide that New Engility will pay the expenses (including attorneys’ fees) incurred by an indemnitee in appearing at, participating in or defending any proceeding in advance of its final disposition or a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the New Engility bylaws, provided, however, that, if the DGCL requires or in the case of an advance made in a proceeding to enforce a right to indemnification or advancement, such payment of expenses in advance of the final disposition of the proceeding will be made solely upon receipt of an undertaking by the indemnitee to repay all amounts advanced if it should be ultimately determined by final judicial decision from which there is no further right to appeal that the indemnitee is not entitled to be indemnified or entitled to advancement of expenses under the relevant sections of the New Engility bylaws or otherwise.

The New Engility bylaws will also expressly state that New Engility may grant rights to indemnification and to the advancement of expenses to any of employees or agents of New Engility or any predecessor to the fullest extent of the provisions of the New Engility bylaws.

Transfer and Ownership Restrictions

Engility, TASC and New Engility believe that TASC will have NOLs for U.S. federal income tax purposes of at least $288 million (as of December 31, 2014) that TASC may carry forward as potential tax deductions until they expire between 2029 and 2034. TASC, Engility and New Engility also believe that these NOLs are not currently subject to any limitation under Section 382 of the Code. In addition, Engility and New Engility believe that TASC has an aggregate adjusted basis in its amortizable goodwill of at least $1,153 million (as of December 31, 2013) that is currently amortizable over their remaining amortization period that ends in November 2024.

These same benefits are expected to be available to New Engility’s federal consolidated return group following the business combination. However, the benefit of such NOLs and amortization deductions can be reduced under Section 382 of the Code if TASC or New Engility, as applicable, experiences an “ownership change,” as defined in Section 382 of the Code. In general, an ownership change occurs if there is a cumulative increase in ownership by “5-percent shareholders” (within the meaning of Section 382 of the Code) that exceeds 50 percentage points over a rolling three-year period. If a corporation has a “net unrealized built-in loss,” generally meaning that, immediately before an ownership change, the fair market value of its assets was less than the aggregate tax basis of its assets, then any “built-in loss” recognized during the first five years after the change date (including through amortization deductions) may be limited in a manner similar to the NOLs. If TASC (or following the consummation of the business combination, New Engility) were to experience an ownership change, then the amount of taxable income in any year (or portion of a year) subsequent to the ownership change generally that could be offset by NOL carryforwards from periods prior to such ownership change could not exceed the product obtained by multiplying (i) the aggregate value of stock of TASC or New Engility, as applicable, immediately prior to the ownership change (with certain adjustments) by (ii) the then applicable federal long-term tax exempt rate (this resulting product is referred to as the Section 382 limitation), subject to certain adjustments. In addition, if TASC (or following the consummation of the business combination, New Engility) is treated as having a “net unrealized built-in loss,” then during the first five years following an ownership change, a portion of the amortization deductions from TASC’s amortizable goodwill will be limited in the same manner as NOL carryforwards and will be subject to the Section 382 limitation in each such year. If TASC (or following the consummation of the business combination, New Engility) experiences an ownership change for tax purposes, the Section 382 limitation may be reduced to zero in the event TASC or Engility, as applicable, was deemed to fail to continue the business enterprise that TASC or Engility, as applicable, engaged in before the ownership change for the two-year period following the ownership change. Thus, an ownership change could significantly reduce the annual utilization by TASC (or following the consummation of the business combination, New Engility) of the NOL carryforwards and amortization deductions attributable to amortizable section 197 intangibles and cause a substantial portion or all of such NOL carryforwards or deductions to expire prior to their use.

The Engility/TASC merger is conditioned upon the receipt of an opinion of Deloitte Tax LLP that (A) the mergers and the other transactions contemplated by the merger agreement and occurring on the closing date and taking into account the issuance of the maximum number of shares of Engility common stock issuable following the closing in respect of equity awards outstanding as of the closing date will not result in an ownership change of TASC within the meaning of Section 382(g) of the Code and (B) TASC will not have had a cumulative owner shift as described in 382(i) of the Code of more than 49.1 percentage points during the relevant “testing period” under Section 382 of the Code ending on the closing date after giving effect to the mergers and the other transactions contemplated by the merger agreement and taking into account the issuance of the maximum number of shares of Engility common stock issuable following the closing in respect of equity awards outstanding under the Engility stock plans as of the closing date. The opinion will be based upon certain representations made by Engility, TASC and certain direct and indirect stockholders of TASC and the accuracy of those representations may affect the conclusion set forth in such opinion. The opinion will neither bind the IRS nor preclude the IRS from adopting a contrary position.

Based on these premises, Engility and New Engility believe that the tax benefits associated with the TASC NOLs and amortizable goodwill described above will be available to New Engility following the consummation of the business combination. Therefore, Engility and New Engility believe the best interests of New Engility and its stockholders will be served by adopting provisions that are designed to reduce the likelihood of an “ownership change” by restricting certain direct and indirect acquisitions and dispositions of New Engility common stock or certain other interests in New Engility that are treated as stock for tax purposes that will apply to direct and indirect holders of (or persons who would become holders of) 4.9% or more of New Engility common stock or certain other interests in New Engility that are treated as stock for tax purposes. We refer to these provisions as the charter transfer restrictions. The transfer restrictions will be included as Article Eleventh in the New Engility charter. Engility and TASC stockholders are urged to read carefully the New Engility charter, a form of which is included as Annex E to this joint proxy/consent solicitation statement/prospectus, which will be in effective as of the effective time of the Engility merger.

Summary of Transfer Restrictions in the Charter

The following is a summary of the proposed transfer restrictions that will be set forth in the New Engility charter at the effective time of the Engility merger. This summary is qualified in its entirety by reference to the full text of the proposed transfer and ownership restrictions, which is contained in Article Eleventh of the New

Engility charter attached to this joint proxy/consent solicitation statement/prospectus as Annex E. Stockholders are urged to read in their entirety the New Engility charter transfer restrictions set forth in the accompanying Annex E.

Prohibited Transfers

The New Engility charter transfer restrictions generally will restrict any direct or indirect acquisition or disposition (which we refer to in this section as a transfer) of New Engility equity securities (such as transfers of New Engility common stock, any other interests that would be treated as “stock” of New Engility under applicable Treasury regulations and warrants, rights or options to purchase any of the preceding securities (which we collectively refer to as corporation securities), including transfers that result from the transfer of interests in other entities that own New Engility common stock) if:

1.	the effect of the transfer would be to:

(a) cause the percentage stock ownership of corporation securities for purposes of Section 382 of the Code of the transferee or any other person to be at least 4.9%; or

(b) increase the percentage stock ownership of corporation securities for purposes of Section 382 of the Code of the transferee or any other person that prior to giving effect of the transfer holds at least 4.9%; or

2.	the purported transferor has a percentage stock ownership of corporation securities of at least 4.9% prior to the purported transfer.

Transfers included under the transfer restrictions include sales to persons (but excluding “public groups”) whose resulting percentage ownership (direct or indirect) of corporation securities would exceed the 4.9% threshold discussed above. Complicated rules of constructive ownership, aggregation, segregation, combination and other stock ownership rules prescribed by the Code (and related Treasury regulations) will apply in determining whether a person or group of persons constitute a 5% stockholder under Section 382 of the Code and whether less than 5% stockholders will be treated as one or more “public groups,” each of which is a 5% stockholder under Section 382 of the Code.

As a result of these rules, the transfer restrictions could result in prohibiting ownership (thus requiring dispositions) of New Engility common stock as a result of a change in the relationship between two or more persons or entities, or of a transfer of an interest in an entity other than New Engility, such as an interest in an entity that, directly or indirectly, owns stock of New Engility or other corporation securities. The transfer restrictions will also apply to proscribe the creation or transfer of certain “options” (which are broadly defined by Section 382 of the Code) in respect of New Engility stock to the extent that, in certain circumstances, creation, transfer or exercise of the option would result in a proscribed level of ownership. The transfer restrictions generally do not apply to persons who are “public groups” within the meaning of Section 382 of the Code.

The New Engility charter transfer restrictions will include the right to require a proposed transferee, as a condition to registration of a transfer of any corporation securities, to provide all information reasonably requested regarding such person’s direct and indirect ownership of corporation securities. The New Engility charter transfer restrictions may result in the delay or refusal of certain requested transfers of corporation securities.

Consequences of Prohibited Transfers

Upon adoption of the New Engility charter, and as a result of transfer and ownership restrictions contained therein, any direct or indirect transfer attempted in violation of the restrictions would be void as of the date of the purported transfer as to the purported transferee, and the purported transferee would not be recognized as the owner of any corporation securities (including New Engility common stock) owned in violation of the restrictions for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such shares. In this joint proxy/consent solicitation statement/prospectus, corporation securities acquired in violation of the New Engility charter transfer restrictions are referred to as excess securities.

In addition to the purported transfer being void as of the date of the purported transfer, upon demand, the purported transferee, to the fullest extent permitted by law, must transfer the excess securities to New Engility’s agent along with any dividends or other distributions paid with respect to such excess securities. In the case of a prohibited acquisition, New Engility’s agent is required to sell such excess securities in an arm’s-length transaction (or series of transactions) that would not constitute a violation under the New Engility charter transfer restrictions. The net proceeds of the sale, together with any other distributions with respect to such excess securities received by New Engility’s agent, after deduction of all costs incurred by the agent, will be distributed first to the purported transferee in an amount, if any, equal to the amount paid by the purported transferee to acquire such excess securities, and the balance of the proceeds, if any, will be distributed to a charitable beneficiary. If the excess securities are sold by the purported transferee, such person will be treated as having sold the excess securities on behalf of the agent, and will be required, to the fullest extent permitted by law, to remit all proceeds and any other distributions with respect to such excess securities to New Engility’s agent (except to the extent New Engility grants written permission to the purported transferee to retain a portion of the proceeds in an amount not to exceed the amount such person otherwise would have been entitled to retain had New Engility’s agent sold such shares).

With respect to any prohibited transfer that does not involve a transfer of corporation securities within the meaning of the DGCL, the following procedure will apply in lieu of those described above. In such case, no such purported transferee will, to the fullest extent permitted by law, be required to dispose of any interest that is not a corporation security, but such purported transferee and/or any person whose ownership of corporation securities is attributed to such purported transferee will be deemed to have disposed of (and, to the fullest extent permitted by law, will be required to dispose of) sufficient corporation securities, simultaneously with the transfer, to cause such purported transferee not to be in violation of the transfer restrictions, and such corporation securities will be treated as excess securities to be disposed of through the agent under the provisions summarized above, with the maximum amount payable to such purported transferee or such other person that was the direct holder of such excess securities from the proceeds of sale by the agent being the fair market value of such excess securities at the time of the prohibited transfer. Any such direct holder of excess securities, to the fullest extent of the law, shall not be recognized as the owner of such excess securities for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such securities.

Any stockholder who knowingly violates the New Engility charter transfer restrictions will be liable, to the fullest extent permitted by law, for any and all damages suffered by New Engility as a result of such violation, including damages resulting from a reduction in, or elimination of, New Engility’s ability to utilize the tax benefits associated with the NOLs and other tax attributes and any professional fees incurred in connection with addressing such violation.

Modification and Waiver of Transfer Restrictions

The New Engility board will have the discretion to approve a transfer of corporation securities that would otherwise violate the transfer and ownership restrictions. If the New Engility board decides to permit a transfer that would otherwise violate the transfer and ownership restrictions, then that transfer or later transfers may result in an ownership change that could limit New Engility’s use of the NOL carryforwards, as described above. As a condition to granting an exemption from the transfer and ownership restrictions, the New Engility board may require an opinion of counsel (the cost of which will be borne by the transferor and/or the transferee) that the transfer will not result in a limitation on the use of the NOL carryforwards under Section 382 of the Code. Any waiver granted to Birch Partners or certain direct or indirect partners of Birch Partners will require the consent of a committee of the New Engility board composed solely of independent directors.

Reasons for Transfer Restrictions

The purpose of the transfer restrictions is solely to help preserve the long-term value of tax benefits associated with TASC’s accumulated NOL carryforwards and adjusted basis in its amortizable goodwill, which are expected to be available for New Engility’s use as a result of the business combination. The proposed transfer restrictions are designed to prohibit certain transfers of New Engility’s securities in excess of amounts that, because of provisions of the Code, could inhibit New Engility’s ability to use the NOLs and amortization deductions to reduce future income tax liability.

The transfer restrictions may have anti-takeover effects because they will restrict the ability of a person or group from accumulating an aggregate of 4.9% or more of the corporation securities (which will include New Engility common stock) and the ability of persons or groups that will own 4.9% or more of the corporation securities (including New Engility common stock) immediately following the completion of the mergers from acquiring additional corporation securities or transferring such corporation securities. The transfer restrictions are not in response to any effort to accumulate the common stock or to obtain control of New Engility, other than for the reasons described above. Engility and New Engility consider the transfer restrictions to be reasonable and in the best interests of Engility, New Engility and their respective stockholders because the transfer restrictions reduce certain of the risks related to New Engility’s future use of the NOL carryforwards and other tax attributes. In the opinion of Engility and New Engility, the fundamental importance to New Engility’s stockholders of maintaining the availability of the NOL carryforwards and other tax attributes is a more significant consideration than the indirect “anti-takeover” effect the transfer restrictions may have.

Transfer Agent and Registrar

The transfer agent and registrar for New Engility common stock is expected to be Computershare Trust Company, N.A.

Listing

Prior to the completion of the mergers, New Engility will apply to list its common stock on the NYSE under the symbol “EGL,” subject to official notice of issuance. New Engility does not intend to avail itself of any of the exemptions from certain NYSE corporate governance requirements that are available to “controlled companies.”

COMPARISON OF STOCKHOLDER RIGHTS

This section of this joint proxy/consent solicitation statement/prospectus describes the material differences between the rights of Engility stockholders, TASC stockholders and New Engility stockholders.

The rights of Engility stockholders are currently governed by the DGCL, Engility’s restated certificate of incorporation, as amended (which we refer to as the Engility charter), and Engility’s amended and restated bylaws (which we refer to as the Engility bylaws). The rights of TASC stockholders are currently governed generally by the DGCL, TASC’s restated certificate of incorporation, as amended (which we refer to as the TASC charter) and TASC’s restated bylaws (which we refer to as the TASC bylaws). Upon completion of the mergers, the rights of Engility stockholders and TASC stockholders who become stockholders of New Engility in the mergers will be governed by the DGCL and the New Engility charter and the New Engility bylaws.

This section does not include a complete description of all rights of Engility stockholders, TASC stockholders and New Engility stockholders, nor does it include a complete description of the differences among these rights. Furthermore, the identification of some of the differences in these rights as material is not intended to indicate that other differences do not exist.

You are urged to read this entire document and the other documents referenced herein carefully for a more complete understanding of the differences between being a stockholder of Engility, TASC and New Engility. Copies of the Engility charter and the Engility bylaws have been filed as exhibits to certain reports of Engility incorporated by reference in this joint proxy/consent solicitation statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 233. Forms of the New Engility charter and New Engility bylaws are included as Annex E and Annex F, respectively, to this joint proxy/consent solicitation statement/prospectus.

Engility Stockholders	TASC Stockholders	New Engility Stockholders
Authorized Capital Stock
Engility has the authority to issue (i) 175,000,000 shares of common stock, par value $0.01 per share, and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share. The Engility board is authorized to issue the preferred stock in one or more series, to establish the number of authorized shares of any such series (up to the maximum number of authorized shares of preferred stock) and to fix the designation of any such series as well as the powers, preferences and rights, and any qualifications, limitations or restrictions of any such series. As of the date of this joint proxy/consent solicitation statement/prospectus, no shares of Engility preferred stock are outstanding.	TASC has the authority to issue 300,000,000 shares of common stock, par value $0.01 per share. TASC is not authorized to issue any shares of preferred stock.	Same as for Engility.
Voting Rights
Each holder of Engility common stock is entitled to one vote per share	Each stockholder of TASC is entitled to one vote per share.	Same as for Engility, subject, with respect to certain

Engility Stockholders	TASC Stockholders	New Engility Stockholders
on each matter properly submitted to Engility stockholders for their vote, provided, however, that except as otherwise required by law or the Engility charter, the holders of common stock have no right to vote on any amendments to the Engility charter that relate solely to the terms of one or more series of preferred stock if the holders of such affected series are entitled to vote pursuant to the Engility charter. Directors are elected by a plurality of the votes cast and, except as may be required by law or rules of any applicable stock exchange, all other matters are determined by an affirmative vote of the holders of a majority in voting power of the shares of Engility’s capital stock which are present in person or represented by proxy and entitled to vote on the subject matter.	Directors are elected by a plurality of the votes cast and all other matters are determined by the affirmative vote of a majority in voting power of the shares of TASC common stock present in person or represented by proxy and entitled to vote thereon, except as otherwise provided by any applicable law.	stockholders, to the restrictions contained in the stockholders agreement. See the section entitled “Stockholders Agreement” beginning on page 150.
Quorum
The Engility bylaws provide that at any meeting of Engility stockholders, the holders of a majority of the voting power of all shares of Engility’s capital stock entitled to vote, present in person or by proxy, will constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law or by the rules of any stock exchange upon which Engility’s securities are listed. If a quorum fails to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, date or time.	The TASC bylaws provide that the presence in person or by proxy of the holders of a majority of the voting power of all outstanding shares of TASC common stock entitled to vote at the meeting of TASC stockholders will constitute a quorum for the transaction of any business at such meeting. In the absence of such quorum, the holders of a majority in voting power of the shares of TASC common stock present in person or represented by proxy at any such meeting may adjourn such meeting to another time and place.	Same as for Engility.
Number and Classification of Directors

The number of directors serving on Engility’s board is determined from time to time by resolution of a majority of the whole board (defined as the total number of authorized directors regardless of any existing vacancies), subject to the rights of the holders of any series of preferred

	The number of directors serving on the TASC board is determined from time to time by the TASC board. There are currently nine members serving on the TASC board. The TASC board is not classified. Each TASC director holds office until a successor is	Same as for Engility, subject to the terms and conditions of the stockholders agreement, which provides, among other things, that the New Engility board will be comprised of 11 directors and of which Birch Partners will have the right to nominate up to

Engility Stockholders	TASC Stockholders	New Engility Stockholders

stock to elect additional directors

under specified circumstances. The size of Engility’s board is currently set at seven members. Engility’s charter provides that the Engility board will be divided into three classes, with the term of the first class of directors expiring at the first annual meeting of stockholders, the term of the second class of directors expiring at the second annual meeting of stockholders and the term of the third class of directors expiring at the third annual meeting of stockholders, and at each annual meeting, the directors elected to succeed those directors whose terms expire each will be elected to serve a three-year term.

	duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal.	4 directors, depending on Birch Partners’ beneficial ownership of New Engility common stock. Additionally, the New Engility bylaws provide that the New Engility board will establish and maintain a co-chairman structure, whereby two of the directors will serve as co-chairman of the New Engility board, as established in the stockholders agreement. See the section entitled “Stockholders Agreement” beginning on page 150.
Vacancies on the Board of Directors and Removal of Directors

Vacancies: The Engility bylaws provide that, subject to the rights of the holders of any series of preferred stock then-outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Engility board will, unless otherwise required by law or by resolution of the Engility board, be filled only by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders). The director elected to fill a vacancy will serve until the annual meeting of stockholders at which the term of office or the class to which the director has been chosen expires or until such director’s successor has been duly elected and qualified. No decrease in the authorized number of directors will shorten any terms of any incumbent director.

Removal: Subject to the rights of the holders of any preferred stock then outstanding, directors, or the entire Engility board, may be removed, but only for cause, by the affirmative

Vacancies: The TASC bylaws provide that any newly created directorship resulting from an increase in the authorized number of directors and any vacancies in the TASC board may be filled by the affirmative vote of a majority of the remaining members of the TASC board, although less than a quorum. The director elected to fill such vacancy will serve until the earlier of (i) the expiration of the term of office of the director whom he or she has replaced or (ii) the time when a successor is elected and qualified or such director’s death, resignation or removal.

Removal: Any director or the entire TASC board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Same as for Engility, subject to the terms and conditions of the stockholders agreement, which provides, among other things, that in the event that a director nominated by Birch Partners retires or ceases to serve on the New Engility board for any reason, Birch Partners will be entitled to designate a replacement to fill such vacancy. See the section entitled “Stockholders Agreement” beginning on page 150.

Engility Stockholders	TASC Stockholders	New Engility Stockholders
vote of holders of at least 75% of the voting power of all then-outstanding shares of Engility’s capital stock entitled to vote in the election of directors, voting together as a single class.
Amendment to Certificates of Incorporation
The Engility charter provides that, in addition to the ability of Engility to amend or repeal any provisions of the certificate of incorporation as provided by Delaware law, an amendment to specified provisions of the Engility charter requires, in addition to any class vote that may be required under applicable law, the affirmative vote of the holders of at least 75% of the voting power of all the then-outstanding shares of Engility’s capital stock entitled to vote thereon, voting together as a single class. The provisions of the Engility charter subject to the supermajority voting requirements are the same as set forth above under the section entitled “Description of New Engility Capital Stock—Certain Provisions of Delaware Law, the New Engility Charter and the New Engility Bylaws Could Delay or Prevent a Change in Control—New Engility Charter and the New Engility Bylaws—Supermajority Provisions” beginning on page 208.	Under Section 242 of the DGCL, unless the certificate of incorporation requires a greater vote, a proposed amendment to the certificate of incorporation generally must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class. As there is only one class of capital stock authorized under the TASC charter, the affirmative vote of a majority of the voting power of the outstanding shares of TASC common stock is required to approve a proposed amendment to the TASC charter.	Same as for Engility. In addition, the stockholders agreement provides that New Engility may not, without the prior written consent of Birch Partners or the KKR investors and/or the GA investors (and only for so long as such entities retain nomination rights under the stockholders agreement), take any action to cause the amendment of the New Engility charter that would adversely affect the rights of Birch Partners or the KKR investors and/or GA investors. See the section entitled “Stockholders Agreement” beginning on page 150.
Amendments to Bylaws
The Engility bylaws may be amended, adopted or repealed by a majority of the entire Engility board. The bylaws may also be amended, adopted or repealed by the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of Engility’s capital stock entitled to vote thereon, voting together as a single class.	The TASC board is authorized to adopt, amend or repeal the TASC bylaws, subject to the power of TASC stockholders to alter or appeal any bylaws adopted by the TASC stockholders or otherwise.	Same as for Engility, subject to the terms and conditions of the stockholders agreement, which provides that New Engility may not, without the prior written consent of Birch Partners or the KKR investors and/or the GA investors (and only for so long as such entities retain nomination rights under the stockholders agreement), take any action to cause the amendment of the Engility

Engility Stockholders	TASC Stockholders	New Engility Stockholders
bylaws that would adversely affect the rights of Birch or the KKR investors and/or GA investors. See the section entitled “Stockholders Agreement” beginning on page 150.
Cumulative Voting
None	None	None
Ability to Call Special Meeting of Stockholders
Under the Engility bylaws, only a majority of the whole board may call special meetings of stockholders for any purpose.	Same as for Engility.	Same as for Engility.
Stockholder Nominations and Other Proposals

Under the Engility bylaws, nominations for election to the Engility board may be made (i) pursuant to Engility’s proxy materials with respect to such meeting, (ii) by the Engility board or (iii) by any stockholder of record of Engility.

A stockholder’s notice must be received by the Secretary at the principal executive offices of Engility not less than 90 nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting of stockholders unless the meeting is held more than 30 days prior to (or delayed more than 70 days after) the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice must receive not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of (i) the 90th day before such annual meeting or (ii) the 10th day following the day on which public announcement of such meeting is first made.

	The TASC bylaws do not contain advance notice provisions for stockholder nominations or other proposals and, in the absence of such provisions, Delaware law permits stockholders to raise nominations or other proposals at any annual meeting without notice.	Same as for Engility, except that the board’s ability to nominate directors is subject to the nomination rights of Birch and the KKR investors and GA investors as set forth in the stockholders agreement. In addition, in the case of the first annual meeting of stockholders following the listing of shares of New Engility common stock, the prior year’s annual meeting will be deemed to have occurred on the date set forth in Article I, Section 1(3) of the New Engility bylaws.

Engility Stockholders	TASC Stockholders	New Engility Stockholders
Stockholder Action without a Meeting
Under the Engility charter, subject to the rights of holders of any series of preferred stock, stockholders may not act by written consent in lieu of a meeting.	Any action to be taken at any meeting of TASC stockholders may be taken without a meeting by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Same as for Engility.
Limitations on Liability of Directors
The Engility charter provides that a director of Engility will not be personally liable to Engility or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty to Engility or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends, certain stock repurchases or redemptions; (iv) for any transaction from which the director derived an improper personal benefit. The Engility charter further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting personal liability of directors, then the liability of a director of Engility will be eliminated or limited to the fullest extent provided by the DGCL, as so amended.

The TASC charter provides that, to the fullest extent permitted under the DGCL, no director of TASC will be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, repeal or modification of related provisions under the DGCL will not adversely affect the right or protection of a director of TASC in respect of any act or omission occurring prior to the time of such amendment, repeal or modification.

Section 102 of the DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision may not eliminate the liability of a director for: (i) any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends, certain stock repurchases or redemptions; or (iv) any transaction from which the director derived an improper personal benefit.

Same as for Engility.

Engility Stockholders	TASC Stockholders	New Engility Stockholders
Indemnification of Directors and Officers
The Engility bylaws provide that Engility will indemnify its current and former directors and officers to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Engility to provide broader indemnification rights than such law permitted Engility to provide prior to such amendment), except that Engility will not be obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized by the Engility board, subject to limited exceptions set forth in the Engility bylaws. The Engility bylaws also provide that current and former directors and officers have the right to be paid by Engility the expenses (including attorneys’ fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the bylaws, provided that, if required, the director or officer delivers an undertaking to repay the advanced amounts if it is ultimately determined that the director or officer is not entitled to indemnification or expense advancement.	The TASC bylaws provide that TASC will indemnify its current and former directors and officers to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended except that for proceedings commenced by a director or officer, the indemnification right is only available if the commencement of such proceeding is authorized by the TASC board. The right to indemnification includes the right to be paid by TASC the expenses (including reasonable attorneys’ fees) incurred in defending any proceeding in advance of a final disposition, provided that to the extent required by applicable law, the director or officer delivers to TASC an undertaking to repay all amounts advanced if it is ultimately determined that such person is not entitled to be indemnified under the TASC bylaws or otherwise.	Same as for Engility, except that the New Engility bylaws provide that the rights to indemnification and advancement contained therein are the primary sources of indemnification and advancement of expenses of such indemnitee.
State Anti-Takeover Statutes
The Engility charter does not opt out of Section 203 of the DGCL, which generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and other transactions by a corporation or a subsidiary with an interested stockholder who	TASC has elected not to be governed by Section 203 of the DGCL.	Same as for Engility.

Engility Stockholders	TASC Stockholders	New Engility Stockholders
beneficially owns 15% or more of a corporation’s voting stock within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the corporation has approved, before the stockholder became an interested stockholder, either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder beneficially owns at least 85% of the corporation’s outstanding voting stock (excluding, for purposes of determining voting stock outstanding, shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (iii) at or after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder at an annual or special meeting.
Ownership Limitations
The Engility charter does not contain any provisions expressly limiting the ownership of Engility capital stock.	The TASC charter does not contain any provisions expressly limiting the ownership of TASC common stock.	In order to help preserve certain tax attributes following the business combination, the New Engility charter contains restrictions on direct and indirect acquisitions and dispositions of New Engility common stock or certain other interests in New Engility that are treated as stock for tax purposes that will apply to direct and indirect holders of (or persons who would become holders of) 4.9% or more of New Engility common stock or certain

Engility Stockholders	TASC Stockholders	New Engility Stockholders
other interests in New Engility that are treated as stock for tax purposes. See the section entitled “Description of New Engility Capital Stock—Transfer and Ownership Restrictions” beginning on page 210.
Exclusive Forum
The Engility charter provides that unless Engility consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action brought on behalf of Engility, (ii) any action asserting a claim of breach of a fiduciary duty owned by any director, officer or other employee of Engility to Engility or Engility stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Engility charter or the Engility bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine.	Neither the TASC charter nor the TASC bylaws contains any forum selection provision.

Same as for Engility, except that the forum selection does not apply if, as to each of (i) through (iv) thereunder, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

APPRAISAL RIGHTS

Engility Stockholder Appraisal Rights

Engility stockholders do not have appraisal rights in connection with the mergers.

TASC Stockholder Appraisal Rights

TASC stockholders are entitled to appraisal rights under Section 262 of the DGCL, as discussed more fully below, in connection with the TASC merger. In addition, Merger Sub One stockholders are entitled to appraisal rights in connection with the Engility/TASC merger. However, before the effective time of the TASC merger, Birch Partners will be Merger Sub One’s sole stockholder and, acting in that capacity, intends to vote in favor of the adoption of the merger agreement and to approve the Engility/TASC merger at a stockholders meeting of Merger Sub One. Pursuant to Section 262(d)(1) of the DGCL, if stockholder approval is obtained by a vote taken at a meeting, appraisal demands must be delivered to the corporation before the taking of the vote. Therefore, we do not expect any former TASC stockholders after the effective time of the TASC merger to be eligible to demand appraisal as stockholders of Merger Sub One in connection with the Engility/TASC merger. For the avoidance of doubt, the foregoing does not affect the right of TASC stockholders to demand an appraisal of their shares of TASC common stock in connection with the TASC merger, subject to compliance with Section 262 of the DGCL as discussed below.

Under the DGCL, as more fully described below, if you are a TASC stockholder and you do not wish to accept the merger consideration provided for in the merger agreement and the TASC merger is consummated, you have the right to seek appraisal of your shares of TASC common stock and to receive payment in cash for the fair value of your TASC common stock, exclusive of any element of value arising from the accomplishment or expectation of the TASC merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be fair value. The “fair value” of your shares of TASC common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the per share merger consideration that you are otherwise entitled to receive under the terms of the merger agreement. These rights are known as appraisal rights. TASC stockholders who elect to exercise appraisal rights must not vote in favor of or consent in writing to the proposal to approve the TASC merger, adopt the merger agreement and approve the transactions contemplated thereby and must comply with the provisions of Section 262 of the DGCL, which we refer to as Section 262, to perfect their rights. A holder of TASC common stock who wishes to exercise appraisal rights, or preserve the ability to do so, must not sign and deliver a written consent adopting the merger agreement, or sign and deliver a consent without indicating a decision on the proposal. Any written consent returned without indicating a decision on the proposal will be counted as approving the proposal as described in the enclosed form of written consent, which will also effectively waive any appraisal rights.

This section is intended as a brief summary of the material provisions of the Delaware statutory procedures that a stockholder must follow to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements, and it is qualified in its entirety by reference to Section 262, the full text of which appears in Annex G to this joint proxy/consent solicitation statement/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Section 262 requires that, where a merger agreement is adopted by written consent of stockholders in lieu of a meeting, certain stockholders must be given notice that appraisal rights are available. A copy of Section 262 must be included with such notice. The notice must be provided after the merger is approved and no later than 10 days after the effective date of the merger. Only those TASC stockholders who did not submit a consent in favor of the proposal to adopt the merger agreement and who have otherwise complied with Section 262 are entitled to receive such notice. The notice may be given by TASC, if sent prior to effectiveness of the TASC merger, or the surviving corporation in the TASC merger, if given after effectiveness. If given on or after the effective date, the notice must also specify the effective date of the TASC merger; otherwise, a supplementary notice will provide this information.

Following TASC’s receipt of sufficient written consents to adopt the merger agreement, we will send all non-consenting TASC stockholders who satisfy the other statutory conditions the notice regarding the approval of the TASC merger and the availability of appraisal rights. A TASC stockholder wishing to exercise his, her or its appraisal rights will need to take action at that time, in response to that notice, but this description is being provided to all TASC stockholders now so they can determine whether they wish to preserve their ability to demand appraisal rights in the future in response to that notice.

In order to preserve your right to receive notice and demand appraisal rights, you must not deliver a written consent in favor of the adoption of the merger agreement or deliver a consent without indicating a decision on the proposal. Consents that are signed and delivered without indicating a decision on the proposal will be counted as approving the proposal, which will also effectively waive appraisal rights. As described below, you must also continue to hold your shares through the effective time of the TASC merger.

If you elect to demand appraisal of your shares of TASC common stock, you must deliver to TASC or to the surviving corporation in the TASC merger, as applicable, at the specific address which will be included in the notice, a written demand for appraisal of your shares of TASC common stock within 20 days after the date of the mailing of the notice. Do not submit a demand before the date of the notice, because under Delaware case law, a demand that is made before the notice is mailed may not be effective to perfect your appraisal rights.

A holder of shares of TASC common stock wishing to exercise appraisal rights must hold of record the shares of TASC common stock on the date the written demand for appraisal is made and must continue to hold the shares of TASC common stock of record through the effective time of the TASC merger, because appraisal rights will be lost if the shares of TASC common stock are transferred prior to the effective time. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.

If you and/or the record holder of your shares fail to comply with all of the conditions required by Section 262 to perfect your rights, and the TASC merger is completed, you (assuming that you hold your shares through the effective time of the TASC merger) will be entitled to receive payment for your shares of TASC common stock as provided for in the merger agreement, but you will lose your appraisal rights with respect to your shares of TASC common stock.

In order to satisfy Section 262, a demand for appraisal in respect of shares of capital stock must reasonably inform TASC or the surviving corporation, as applicable, of the identity of the stockholder of record and the stockholder’s intent to seek appraisal rights. The demand should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the TASC merger. The demand cannot be made by the beneficial owner if he or she does not also hold the shares of TASC common stock of record. The beneficial holder must, in such cases, have the registered owner, such as a bank, broker or other nominee, submit the required demand in respect of those shares of common stock. If you hold your shares of TASC common stock through a bank, brokerage firm or other nominee and you wish to exercise appraisal rights, you should consult with your bank, broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

If shares of TASC common stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, a demand for appraisal must be executed by or for such record holder. If the shares of TASC common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record holder or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record holder. If a stockholder holds shares of TASC common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co. (the nominee for The Depository Trust Company), a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as a record holder. A record holder, such as a broker, who holds shares of TASC common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of TASC common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of TASC common stock as to which appraisal is sought. Where no number of shares of TASC common stock is expressly mentioned, the demand will be presumed to cover all shares of TASC common stock held in the name of the record holder.

At any time within 60 days after the effective time of the TASC merger, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the merger consideration for that stockholder’s shares of TASC common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the TASC merger will require written approval of the surviving corporation. Unless the demand is properly withdrawn by the stockholder within 60 days after the effective date of the TASC merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration offered pursuant to the merger agreement.

Within 120 days after the effective time of the TASC merger, but not thereafter, either the surviving corporation or any stockholder who has complied with the requirements of Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of TASC common stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by a stockholder, service of a copy of such petition shall be made upon the surviving corporation. New Engility has no present intent to cause the surviving corporation in the TASC merger to file such a petition and has no obligation to cause such a petition to be filed, and holders should not assume that the surviving corporation will file a petition. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previous written demand for appraisal. In addition, within 120 days after the effective time of the TASC merger, any stockholder who has properly filed a written demand for appraisal and who did not submit a consent in favor of the proposal to adopt the merger agreement, upon written request, will be entitled to receive from the surviving corporation a statement setting forth the aggregate number of shares of TASC common stock not voted in favor of the proposal to adopt the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands, whichever is later. A person who is the beneficial owner of shares of TASC common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the surviving corporation such statement.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares of TASC common stock and with whom agreements as to the value of their shares of TASC common stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided by Section 262. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of TASC common stock and who hold stock represented by certificates to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of TASC common stock, the Delaware Court of Chancery will appraise the shares of TASC common stock, determining their fair value as of the effective time after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the TASC merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares of TASC common stock. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the TASC merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment.

No representation is made as to the outcome of the appraisal of fair value as determined by the Court and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Moreover, we do not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of TASC common stock is less than the merger consideration.

In determining “fair value,” the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Each stockholder seeking appraisal is responsible for his or her attorneys’ fees and expert witness expenses, although, upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of TASC common stock entitled to appraisal. Any stockholder who duly demanded appraisal in compliance with Section 262 will not, after the effective time of the TASC merger, be entitled to vote shares of TASC common stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of TASC common stock, other than with respect to payment as of a record date prior to the effective time. However, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder otherwise fails to perfect his, her or its appraisal rights, successfully withdraws his, her or its demand for appraisal or loses his, her or its right to appraisal, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the per share merger consideration for his, her or its shares of TASC common stock pursuant to the merger agreement.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES WILL RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the Delaware General Corporation Law, TASC stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

THIS IS NOT THE NOTICE OF APPRAISAL RIGHTS PURSUANT TO SECTION 262 OF THE DGCL. YOU WILL RECEIVE A LATER NOTICE OF APPRAISAL RIGHTS. DO NOT SEND IN YOUR DEMAND PRIOR TO THE MAILING OF SUCH LATER NOTICE. ANY DEMAND FOR APPRAISAL MADE PRIOR TO YOUR RECEIPT OF SUCH NOTICE MAY NOT BE EFFECTIVE TO PERFECT YOUR RIGHTS.

PROPOSAL 1—APPROVAL OF THE ENGILITY MERGER AND THE MERGER AGREEMENT

Pursuant to Section 253 of the DGCL, Engility is submitting the Engility merger and the merger agreement to its stockholders at the Engility special meeting, at which the Engility merger and the merger agreement will be considered and a vote taken on a proposal for their approval.

For a summary of the Engility merger, the merger agreement and the business combination, including the background of the mergers, Engility’s reasons for the transactions, the opinions of Engility’s financial advisors and related matters, see the sections entitled “The Mergers” and “The Merger Agreement” beginning on pages 54 and 124, respectively.

Required Vote

Approval of the Engility merger and the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of Engility common stock entitled to vote.

Because the vote required to approve this proposal is based upon the total number of outstanding shares of Engility common stock, abstentions, or the failure of an Engility stockholder who holds his or her shares in “street name” through a broker or other nominee to give instructions to such broker or other nominee, will have the same effect as a vote against the approval of the Engility merger and the merger agreement.

ENGILITY BOARD RECOMMENDATION

THE ENGILITY BOARD RECOMMENDS THAT ENGILITY STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE ENGILITY MERGER AND THE MERGER AGREEMENT.

PROPOSAL 2—ADJOURNMENT OF THE ENGILITY SPECIAL MEETING

This proposal would permit the Engility board, if necessary or advisable, to adjourn the Engility special meeting to solicit additional proxies if there are insufficient votes at the originally schedule time of the Engility special meeting to approve the Engility merger and the merger agreement.

If the time and place of an adjourned meeting (and means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting) are announced at the original convening of the Engility special meeting, no notice of an adjourned meeting need be given unless the adjournment is for more than 30 days or if, after the adjournment, a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting will be given to Engility stockholders of record entitled to vote at the adjourned meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Required Vote

Approval of the adjournment proposal requires that holders of a majority in voting power of the shares of Engility common stock present in person, or represented by proxy, and entitled to vote on such proposal vote “FOR” such proposal. Abstentions will have the same effect as a vote “AGAINST” this proposal.

ENGILITY BOARD RECOMMENDATION

THE ENGILITY BOARD RECOMMENDS THAT ENGILITY STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO PERMIT THE ENGILITY BOARD TO ADJOURN THE ENGILITY SPECIAL MEETING.

PROPOSAL 3—ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR ENGILITY NAMED EXECUTIVE OFFICERS

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, Engility is seeking non-binding, advisory stockholder approval of the compensation of Engility’s named executive officers that is based on or otherwise relates to the mergers. This proposal, commonly known as “say-on-golden parachute,” gives Engility stockholders the opportunity to vote on a non-binding, advisory basis on the “golden parachute” compensation payments that will or may be paid to the named executive officers of Engility in connection with the mergers.

The golden parachute compensation that Engility’s named executive officers may be entitled to receive in connection with the mergers is summarized under the sections entitled “The Mergers—Interests of Directors and Executive Officers in the Transactions—Interests of Directors and Executive Officers of Engility in the Transactions—Stock Options and Other Stock-Based Awards” and “The Mergers—Interests of Directors and Executive Officers in the Transactions—Interests of Directors and Executive Officers of Engility in the Transactions—Severance Arrangements with Engility Executive Officers” beginning on pages 106 and 107, respectively, and is quantified under the section entitled “Interests of Directors and Executive Officers in the Transactions—Quantification of Potential Payments to Engility Named Executive Officers in Connection with the Mergers” beginning on page 108.

Those summaries include all compensation and benefits that will or may be paid to Engility’s named executive officers in connection with the mergers.

Accordingly, Engility is requesting stockholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the stockholders of Engility Holdings, Inc. approve, on an advisory basis, the compensation to be paid to its named executive officers that is based on or otherwise relates to the mergers as disclosed pursuant to Item 402(t) of Regulation S-K in the Golden Parachute Compensation table and the related narrative disclosures.”

Required Vote

The vote on this proposal is a vote separate and apart from the vote to approve the Engility merger and the merger agreement. Accordingly, you may vote not to approve this proposal on executive compensation related to the mergers and vote to approve the Engility merger and the merger agreement and vice versa. Because the vote is advisory in nature, it will not be binding on Engility, regardless of whether the merger agreement is approved. Approval of the non-binding, advisory proposal with respect to the merger-related compensation that may be received by Engility’s named executive officers in connection with the mergers is not a condition to completion of the mergers, and failure to approve this advisory matter will have no effect on the vote to approve the Engility merger and the merger agreement. Because the merger-related executive compensation to be paid in connection with the mergers is based on contractual arrangements or other agreements with Engility’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the Engility merger and the merger agreement are approved (subject only to the contractual conditions applicable thereto).

The advisory vote on the merger-related compensation that may be received by Engility’s named executive officers in connection with the mergers will be approved if holders of a majority in voting power of the shares of Engility common stock present in person, or represented by proxy, and entitled to vote on such proposal vote “FOR” such proposal. Abstentions will have the same effect as a vote “AGAINST” this proposal.

ENGILITY BOARD RECOMMENDATION

THE ENGILITY BOARD RECOMMENDS THAT ENGILITY STOCKHOLDERS VOTE “FOR” THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE MERGER-RELATED COMPENSATION THAT MAY BE RECEIVED BY ENGILITY’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGERS.

EXPERTS

The financial statements of Engility Holdings, Inc. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy/consent solicitation statement/prospectus by reference to the Annual Report on Form 10-K of Engility Holdings, Inc. for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of DRC as of December 31, 2013 and for the year then ended have been incorporated by reference in this joint proxy/consent solicitation statement/prospectus and elsewhere in the registration statement in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of DRC as of December 31, 2012 and for the year then ended have been incorporated by reference in this joint proxy/consent solicitation statement/prospectus and elsewhere in the registration statement in reliance upon the report of Grant Thornton LLP, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of TASC Parent Corporation as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012, and 2011, included in this joint proxy/consent solicitation statement/prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Bass, Berry & Sims PLC, counsel to Engility and New Engility, will pass upon the validity of the New Engility common stock offered by this joint proxy/consent solicitation statement/prospectus.

Certain U.S. federal income tax consequences relating to the transactions contemplated by the merger agreement will be passed upon for Engility and New Engility by Weil, Gotshal & Manges LLP and for TASC by Simpson Thacher & Bartlett LLP.

FUTURE STOCKHOLDER PROPOSALS

Advance Notice Requirements for Engility Stockholder Submission of Nominations and Proposals

Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals may be eligible for inclusion in Engility’s 2015 proxy statement for its 2015 annual meeting of stockholders. In order to be considered timely for inclusion in Engility’s proxy materials for the 2015 annual meeting of stockholders, Engility must have received such stockholder proposal at 3750 Centerview Drive, Chantilly, Virginia 20151, addressed to Engility’s General Counsel and Corporate Secretary, not later than December 12, 2014.

Eligible stockholders interested in submitting a proposal, be it a nominee for director or otherwise, for inclusion in the proxy materials for the 2015 annual meeting of stockholders may do so by following the procedures prescribed in Rule 14a-8 under the Exchange Act. In order to be considered timely for inclusion in Engility’s proxy materials for the 2015 annual meeting of stockholders, stockholder proposals must have been received by Engility at 3750 Centerview Drive, Chantilly, Virginia 20151, addressed to the General Counsel and Corporate Secretary of Engility, not later than December 12, 2014. Eligible stockholders interested in submitting a matter to be brought before the annual meeting although not included in Engility’s proxy materials may do so by following the procedures prescribed in Engility’s bylaws, summarized herein. In order for the proposal to be considered timely for the 2015 annual meeting, such stockholder proposal must be received by Engility at the address stated above not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting of stockholders (i.e., not earlier than January 22, 2015 and not later than February 21, 2015); provided, however, that if the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date, then to be timely such notice must be so received not later than the 10th day following the day on which public announcement of the date of such meeting is first made. Notwithstanding anything in the preceding sentence to the contrary, in the event that the number of directors to be elected to the Engility board is increased and there has been no public announcement naming all of the nominees for director or indicating the increase in the size of the Engility board made by Engility at least 10 days before the last date a stockholder may deliver a notice of nomination in accordance with the preceding sentence, a stockholder’s notice required by Engility’s bylaws shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by Engility’s secretary at Engility’s principal executive offices not later than the close of business on the 10th day following the day on which such public announcement is first made by Engility.

The stockholder’s submission must include certain specified information concerning the proposal and the stockholder, including such stockholder’s ownership of Engility common stock. As Engility will not entertain any proposals at an annual meeting that do not meet these requirements, Engility strongly encourage stockholders to seek advice from legal counsel before submitting a proposal. Submitting a stockholder proposal does not guarantee that Engility will include it in Engility’s proxy statement.

WHERE YOU CAN FIND MORE INFORMATION

Engility files annual, quarterly and current reports, proxy statements and other information with the SEC. Engility’s SEC filings are also available over the Internet at the SEC’s website at www.sec.gov. The SEC’s website is included in this joint proxy/consent solicitation statement/prospectus and any applicable prospectus supplement as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this joint proxy/consent solicitation statement/prospectus and any applicable prospectus supplement and should not be considered to be part of this joint proxy/consent solicitation statement/prospectus unless such information is otherwise specifically referenced elsewhere in this joint proxy/consent solicitation statement/prospectus and any applicable prospectus supplement. You may also read and copy any document Engility files at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Engility makes available free of charge through its website its annual, quarterly and current reports, proxy statements and other information, including amendments thereto, as soon as reasonably practicable after such material is filed with or furnished to the SEC. Engility’s website address is www.engilitycorp.com. Engility’s website address is provided as an inactive textual reference only. Information contained on or accessible through Engility’s website is not part of this joint proxy/consent solicitation statement/prospectus and any applicable prospectus supplement and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this joint proxy/consent solicitation statement/prospectus or any applicable prospectus supplement.

Engility “incorporates by reference” into this joint proxy/consent solicitation statement/prospectus, which means Engility can disclose important information to you by referring you specifically to those documents. This means that the information incorporated by reference is deemed to be part of this joint proxy/consent solicitation statement/prospectus, unless superseded by information contained directly in this joint proxy/consent solicitation statement/prospectus. Certain information that Engility subsequently files with the SEC will automatically update and supersede information in this joint proxy/consent solicitation statement/prospectus and in Engility’s other filings with the SEC. Engility incorporates by reference the documents listed below, which Engility has already filed with the SEC, and any future filings Engility makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this joint proxy/consent solicitation statement/prospectus and the date of the Engility special meeting, and after the date of the initial registration statement and prior to the effectiveness of the registration statement, except that Engility is not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by reference to a furnished Current Report on Form 8-K or other furnished document:

1.	Engility’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 13, 2014;

2.	Engility’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014, filed with the SEC on May 12, 2014, August 7, 2014 and October 28, 2014, respectively;

3.	the information in Engility’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 11, 2014, to the extent that information included in therein is deemed “filed” with SEC under the Exchange Act;

4.	Engility’s Current Reports on Form 8-K filed with the SEC on January 22, 2014, February 3, 2014 (as amended on April 18, 2014), March 10, 2014, May 28, 2014, June 4, 2014, October 28, 2014, October 29, 2014, December 4, 2014 and January 13, 2015; and

5.	the description of our common stock contained in Engility’s Registration Statement on Form 10 initially filed with the SEC on March 29, 2012 (as amended from time to time).

You may request a copy of these filings, at no cost, by writing or calling Engility at the following address:

Engility Holdings, Inc.

3750 Centerview Drive

Chantilly, Virginia 20151

Attn: Corporate Secretary

Telephone: (703) 708-1400

www.engilitycorp.com (“Investor Relations” tab)

Engility and New Engility have filed a registration statement on Form S-4 to register with the SEC shares of New Engility common stock that Engility stockholders and TASC stockholders will receive in connection with the consummation of the transactions contemplated by the merger agreement, if the Engility merger and the merger agreement are approved and the transactions contemplated thereby are completed. This joint proxy/consent solicitation statement/prospectus is a part of the registration statement of Engility and New Engility on Form S-4 and is a prospectus for New Engility, a proxy statement for Engility for the Engility special meeting and a consent solicitation statement for TASC.

You should only rely on the information in, or incorporated by reference into, this joint proxy/consent solicitation statement/prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this joint proxy/consent solicitation statement/prospectus is accurate as of any date other than the date on the front page. We are not making an offer to sell or exchange any securities, soliciting any offer to buy any securities, or soliciting any proxy, in any state where it is unlawful to do so.

FIN - 1

INDEPENDENT AUDITORS’ REPORT To the Board of Directors of TASC Parent Corporation Chantilly, Virginia	Deloitte & Touche LLP 1750 Tysons Blvd. McLean, VA 22102-4219 USA Tel: +1 703 251 1000 Fax: +1 730 251 3400 www.deloitte.com

We have audited the accompanying consolidated financial statements of TASC Parent Corporation (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TASC Parent Corporation as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

April 8, 2014

                                                 Member of

                                                 Deloitte Touche Tohmatsu Limited

FIN - 2

TASC PARENT CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30,427	$70,951
Accounts receivable — net	175,035	220,227
Deferred tax assets	19,792	21,249
Prepaid expenses and other current assets	5,986	5,630

Total current assets	231,240	318,057

PROPERTY AND EQUIPMENT:
Machinery and other equipment	11,236	9,461
Leasehold improvements	36,131	35,731
Assets under construction	376	1,475

Total property and equipment	47,743	46,667
Accumulated depreciation and amortization	(26,172)	(19,994)

Property and equipment — net	21,571	26,673

OTHER ASSETS:
Goodwill	383,937	383,937
Intangible assets — net	397,908	448,598
Deferred financing fees — net	20,228	27,689
Deferred tax assets	250,631	243,943
Software — net	7,488	11,153
Other assets	803	1,031

Total other assets	1,060,995	1,116,351

TOTAL ASSETS	$1,313,806	$1,461,081

(Continued)

FIN - 3

TASC PARENT CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	2013	2012
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$79,445	$114,876
Accrued employee compensation	61,385	83,815
Advance payments and billings in excess of costs incurred	9,051	8,920
Current portion of long-term debt	6,495	6,495
Other current liabilities	23,428	19,559

Total current liabilities	179,804	233,665
PENSION AND POST-RETIREMENT LIABILITY	15,801	18,573
LONG-TERM DEBT — Net	644,952	728,516
OTHER LIABILITIES	13,401	14,981

Total liabilities	853,958	995,735

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Common stock — $0.01 par value — 300,000,000 shares authorized; issued 173,071,090 shares at December 31, 2013 and December 31, 2012; outstanding 172,881,357 shares at December 31, 2013 and 173,006,907 shares at December 31, 2012	1,731	1,731
Additional paid-in capital	875,933	872,654
Accumulated deficit	(413,639)	(404,754)
Treasury stock, at cost — 189,733 shares at December 31, 2013 and 64,183 shares at December 31, 2012	(690)	(189)
Accumulated other comprehensive loss	(3,487)	(4,096)

Total shareholders’ equity	459,848	465,346

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,313,806	$1,461,081

See accompanying notes to the consolidated financial statements.	(Concluded)

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TASC PARENT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012, AND 2011

(Dollars in thousands)

	2013	2012	2011
REVENUES	$1,297,175	$1,591,244	$1,588,133
COST OF REVENUES	1,103,251	1,364,914	1,358,793
GENERAL & ADMINISTRATIVE EXPENSES	103,975	116,597	116,787
AMORTIZATION OF INTANGIBLE ASSETS	50,690	52,330	56,172
GOODWILL IMPAIRMENT	—	195,932	376,448

OPERATING INCOME (LOSS)	39,259	(138,529)	(320,067)
OTHER INCOME (EXPENSE):
Interest expense	(53,549)	(68,056)	(84,108)
Other — net	15	315	314

LOSS BEFORE INCOME TAXES	(14,275)	(206,270)	(403,861)
BENEFIT FROM INCOME TAXES	(5,390)	(79,805)	(155,070)

NET LOSS	$(8,885)	$(126,465)	$(248,791)

OTHER COMPREHENSIVE INCOME (LOSS):
Change in unrealized gain/(loss) on cash flow hedges — net of tax expense/(benefit) of $45, ($1,789), and ($1,106) in 2013, 2012, and 2011, respectively	95	(2,792)	(1,733)
Change in unamortized benefit plan costs — net of tax expense/(benefit) of $331, ($2,101), and ($2,149) in 2013, 2012, and 2011, respectively	514	(3,282)	(3,366)
Gain on negative plan amendment to defined benefit plan — net of tax Gain on negative plan amendment to defined expense of $0, $5,475, and $0 in 2013, 2012, and 2011, respectively	—	8,555	—

COMPREHENSIVE LOSS	$(8,276)	$(123,984)	$(253,890)

See accompanying notes to the consolidated financial statements.

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TASC PARENT CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012, AND 2011

(Amounts in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Shares	Amount
BALANCE — January 1, 2011	172,886	$1,729	$865,958	$(29,498)	$—	$(1,478)	$836,711
Repurchase of treasury stock	(17)	—	—	—	(85)	—	(85)
Stock-based compensation	—	—	3,385	—	—	—	3,385
Net loss	—	—	—	(248,791)	—	—	(248,791)
Change in unrealized loss on cash flow hedges, net of tax	—	—	—	—	—	(1,733)	(1,733)
Change in unamortized benefit plan costs, net of tax	—	—	—	—	—	(3,366)	(3,366)

BALANCE — December 31, 2011	172,869	$1,729	$869,343	$(278,289)	$(85)	(6,577)	586,121
Vesting of restricted stock	178	2	(2)	—	—	—	—
Purchase of treasury stock	(40)	—	—	—	(104)	—	(104)
Stock-based compensation	—	—	3,313	—	—	—	3,313
Net loss	—	—	—	(126,465)	—	—	(126,465)
Change in unrealized loss on cash flow hedges, net of tax	—	—	—	—	—	(2,792)	(2,792)
Change in unamortized benefit plan costs, net of tax	—	—	—	—	—	(3,282)	(3,282)
Gain on negative plan amendment to defined benefit plan, net of tax	—	—	—	—	—	8,555	8,555

BALANCE — December 31, 2012	173,007	$1,731	$872,654	$(404,754)	$(189)	$(4,096)	$465,346
Purchase of treasury stock	(126)	—	33	—	(501)	—	(468)
Stock-based compensation	—	—	3,246	—	—	—	3,246
Net loss	—	—	—	(8,885)	—	—	(8,885)
Change in unrealized gain on cash flow hedges net of tax	—	—	—	—	—	95	95
Change in unamortized benefit plan costs, net of tax	—	—	—	—	—	514	514

BALANCE — December 31, 2013	172,881	$1,731	$875,933	$(413,639)	$(690)	$(3,487)	$459,848

See accompanying notes to the consolidated financial statements.

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TASC PARENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012, AND 2011

(Dollars in thousands)

	2013	2012	2011
NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,885)	$(126,465)	$(248,791)
Adjustments to reconcile net loss to cash provided by operating activities:
Impairment of goodwill	—	195,932	376,448
Depreciation and amortization	12,634	11,084	8,403
Amortization of intangible assets and deferred financing fees	62,582	64,318	70,245
Loss on retirement of property and equipment	1,047	54	—
Stock-based compensation	3,246	3,313	3,385
Deferred income taxes	(5,607)	(79,901)	(155,380)
Changes in assets and liabilities:
Accounts receivable	45,191	34,101	19,361
Prepaid expenses and other current assets	2,324	(894)	1,748
Trade accounts payable	(33,957)	(2,860)	10,706
Accrued employee compensation	(22,430)	(3,854)	4,950
Advance payments and billings in excess of costs incurred	131	4,241	349
Pension and post-retirement benefits	(2,321)	(169)	54
Other assets and liabilities	(675)	(603)	2,112

Net cash provided by operating activities	53,280	98,297	93,590

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business, net of cash	—	—	(39,918)
Acquisitions of property and equipment	(4,033)	(4,715)	(13,494)
Acquisitions of capitalized software	(672)	(236)	(3,163)
Purchase of investment held for sale	(2,679)	—	—
Other	43	(14)	80

Net cash used in investing activities	(7,341)	(4,965)	(56,495)

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing from revolving credit facility	—	—	30,000
Repayment of revolving credit facility	—	—	(30,000)
Proceeds from incremental borrowing	—	73,500	14,500
Borrowing from note payable	2,000	—	—
Repayment of debt	(86,495)	(151,307)	(72,363)
Deferred financing fees	(1,500)	—	—
Debt issuance costs	—	(1,006)	(3,971)
Repurchase of treasury stock	(468)	(104)	(85)

Net cash used in financing activities	(86,463)	(78,917)	(61,919)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(40,524)	14,415	(24,824)
CASH AND CASH EQUIVALENTS — Beginning of period	70,951	56,536	81,360

CASH AND CASH EQUIVALENTS — End of period	$30,427	$70,951	$56,536

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest on debt	$(41,536)	$(57,007)	$(73,321)

Cash paid for income taxes	$(160)	$(162)	$(93)

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Leasehold improvements from incentives	$1,684	$383	$4,791

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TASC PARENT CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012, AND 2011

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

The primary owners of TASC Parent Corporation (“the Company” or “TASC”) (who hold their interests through an intermediary partnership — TASC Partners LP) include a group of financial investors, primarily affiliates of General Atlantic Service Company, LLC (GA) and Kohlberg Kravis Roberts & Co. L.P. (KKR). GA and KKR are private equity firms that represent a collection of investors.

The Company is incorporated in Delaware. TASC provides advanced system engineering and integration and other analysis and advisory services. The Company’s systems engineering and analytic expertise enhances operationally deployed systems, guides the acquisition of complex systems under development, and architects systems and technologies of the future. TASC provides expertise in policy development and analysis, concept of operations development and evaluation, enterprise architecture development, analysis of alternatives, portfolio management, trade studies, test and evaluation/independent validation and verification services, life cycle cost analysis, financial management, risk assessments, specialty training services, cloud computing, network consolidation and virtualization, data analytics and cyber-security. Its business is conducted primarily with the U.S. government as either a prime contractor or subcontractor. Headquartered in Chantilly, Virginia, the Company operates primarily out of 40 domestic locations in 13 states and the District of Columbia.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012, and 2011 and have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in accordance with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions include the determination of actuarial rates used in determination of certain employee benefits, accounting for income taxes, stock-based compensation, contractual and regulatory reserves, contract related estimates and the evaluation of the recoverability of goodwill and intangible assets. Actual results could differ materially from those estimates.

Contracts — Substantially all of the Company’s business is generated from long-term government contracts for service activities. Government contracts typically include the following cost elements: direct material, labor and subcontracting costs, and certain indirect costs, including allowable general and administrative costs. Unless otherwise specified in a contract, costs billed to contracts with the U.S. government are determined under the requirements of the Federal Acquisition Regulation (FAR) and Cost Accounting Standards (CAS) regulations to be allowable and allocable costs. Examples of costs incurred by the Company and not billed to the U.S. government in accordance with the requirements of the FAR and CAS regulations include, but are not limited to, certain legal costs, lobbying costs, interest expense, charitable donations, and advertising costs.

The Company’s long-term contracts typically fall into one of three broad categories: 1) Cost-type contracts, which provide for reimbursement of the contractor’s allowable costs incurred, plus a fee that represents profit. Cost-type contracts generally require that the contractor use its best efforts to accomplish the scope of the work within a specified time and a stated dollar limitation; 2) Time-and-materials contracts, which

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provide for a fixed hourly rate for each direct labor hour expended, plus reimbursement of allowable material costs and out-of-pocket expenses; or 3) Fixed-price contracts, in which the specified scope of work is agreed to for a price that is a predetermined, negotiated amount and not generally subject to adjustment regardless of costs incurred by the contractor.

For 2012 and 2011, revenues from one contract represented approximately 12% of the Company’s total revenues and approximately 7% and 10%, respectively, of the Company’s net accounts receivable balances at year-end. In 2013, that contract ended and as a result represented only approximately 2% of the Company’s revenues. The following table summarizes 2013, 2012, and 2011 revenues recognized by contract type (dollars in thousands):

	2013		2012		2011
		Percentage of Total		Percentage of Total		Percentage of Total
Cost-type	$950,457	73%	$1,164,926	73%	$1,041,861	66%
Time-and-materials	146,330	11	239,388	15	273,367	17
Fixed-price	200,388	16	186,930	12	272,905	17

Total	$1,297,175	100%	$1,591,244	100%	$1,588,133	100%

Revenue Recognition — As a defense contractor engaging in long-term service contracts with the U.S. government, the Company primarily utilizes the cost-to-cost measure of the percentage-of-completion method of accounting. Under this method, revenues, including estimated earned fees or profits, are recorded as costs are incurred. For cost-to-cost contracts, revenues are calculated based on the percentage that total costs incurred to date bear to total estimated costs at completion. Contract unbilled credits and advance payments from customers in excess of costs incurred to date are recorded as current liabilities in the accompanying consolidated statements of financial position. Certain contracts contain provisions for cost and/or performance incentives. Such incentives are included in revenues when the amounts can reasonably be determined and estimated. Amounts representing contract change orders are included in revenues only when they can be reliably estimated and realization is probable. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated loss is charged against income.

Changes in estimates of contract revenues, costs, and profits are recognized using the cumulative catch-up method of accounting. This method recognizes in the current period the cumulative effect of the changes on current and prior periods. Hence, the effect of the changes on future periods of contract performance is recognized as if the revised estimates had been the original estimates.

General and Administrative Expenses — In accordance with industry practice and the regulations that govern the cost accounting requirements for government contracts, most general and administrative expenses are considered allowable and allocable costs on government contracts. The allowable costs are allocated to contracts in progress on a systematic basis. General and administrative expenses are included as a separate element of cost in the accompanying consolidated statements of operations.

Research and Development — Company-sponsored research and development activities primarily include independent research and development (IR&D) efforts to support future procurement under government programs. IR&D expenses are included in cost of revenues and are generally allocated to U.S. government contracts. Company-sponsored research and development expenses totaled $4.5 million, $5.1 million, and $3.6 million for the years ended December 31, 2013, 2012, and 2011, respectively. Costs for research and development sponsored by customers are charged directly to the related contracts and recorded as revenues are recognized based upon the percentage-of-completion method.

Income Taxes — The Company accounts for income taxes in accordance with Accounting Standards Codification (ASC) 740, Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based

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on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which the Company operates, estimates of future taxable income and available tax planning strategies. If the Company is unable to generate sufficient future taxable income in these jurisdictions, a valuation allowance is recorded when it is more likely than not that the value of the deferred tax assets is not realizable.

The Company periodically assesses its liabilities and contingencies for all periods open to examination by tax authorities based on the latest available information. Where it is not more likely than not that the Company’s tax position will be sustained, the Company records its best estimate of the resulting tax liability and interest in the consolidated financial statements. As the Company has net operating loss carry-forward amounts for U.S. federal and state purposes, the statutes of limitation remain open for all tax years to the extent the tax attributes are carried forward into future tax years.

Cash and Cash Equivalents — Investments that are highly liquid in nature and have an original maturity of three months or less from the date of purchase are considered to be cash equivalents.

Fair Value of Financial Instruments — The Company utilizes fair value measurement guidance prescribed by GAAP to value its financial instruments. The guidance includes a definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The valuation techniques utilized are based upon observable and unobservable inputs.

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of their short-term nature.

Accounts Receivable — Net — Accounts receivable include amounts billed and currently due from customers, and amounts currently due but unbilled (primarily related to the timing of billings for contracts accounted for under the cost-to-cost measure of the percentage-of-completion method of accounting).

Property and Equipment — Net — Property and equipment are depreciated using the 200% double declining balance method or the straight-line method over the estimated useful lives of individual assets, as shown below. Depreciation expense was $9.6 million, $7.9 million, and $8.4 million, for the years ended December 31, 2013, 2012, and 2011, respectively.

Asset Class	Asset Life	Depreciation Method
Equipment	5	200% DDB
Furniture & Fixtures	7	Straight Line
Leasehold improvements	Shorter of estimated useful life or term of lease	Straight Line

Software — Net — Software is amortized over five years using the straight-line method. Accumulated amortization was $9.0 million, $5.9 million, and $2.7 million, for the years ended December 31, 2013, 2012, and 2011, respectively. Amortization commences when the software is placed in service.

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Goodwill and Intangible Assets — Net — Goodwill impairment tests are performed at least annually and more often as circumstances require. The Company recorded an impairment write-down on goodwill in both 2012 and 2011. See Note 6 for discussion. Customer relationship intangible assets are amortized over their estimated useful lives of 11 to 21 years, using an income forecast method.

Long-Lived Assets — The Company reviews its long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There were no impairment charges in long-lived assets for the years ended December 31, 2013, 2012, and 2011.

Leases — The Company maintains operating leases related to facilities and defines the initial lease term to include renewal options determined to be reasonably assured. Some lease agreements contain incentives for tenant improvements, rent holidays, or rent escalation clauses. For incentives for tenant improvements, the Company records a deferred rent liability and amortizes the deferred rent over the term of the lease as a reduction to rent expense. For rent holidays and rent escalation clauses during the lease term, the Company records minimum rental expenses on a straight-line basis over the term of the lease. For purposes of recognizing lease incentives, the Company uses the date of initial possession as the commencement date, which is generally when the Company is given the right of access to the space and begins to make improvements in preparation for intended use.

Deferred Financing Fees — Financing fees and original issue discounts between borrower and lender are capitalized and amortized under the effective interest method over the useful life of the debt instrument. Financing fees incurred with third parties as part of a debt modification are expensed as incurred. Financing fees incurred with third parties as part of a modification to or exchange of revolving-debt arrangements are deferred and amortized over the term of the new arrangement.

Self-Insurance Accruals — The Company maintains a self-insured group healthcare insurance plan. The plan is designed to provide a specified level of coverage for eligible employees and their dependents. Estimates for expenses and the required liability for such claims utilize actuarial methods based on various assumptions, which include, but are not limited to, historical loss experience and projected loss development factors. Related self-insurance accruals include amounts related to the liability for reported claims and an estimated accrual for claims incurred, but not reported.

Stock-Based Compensation — Share-based compensation to employees is recognized in the consolidated statements of operations based on the grant date fair values with the expense being recognized over the requisite service period. The Company uses the Black-Scholes model to determine the fair value of its awards at the time of the grant.

Derivatives — All derivative instruments are recognized in the consolidated financial statements and measured at fair value regardless of the purpose or intent of holding them. The Company uses derivative instruments to principally manage interest rate risk. These interest rate contracts are designated as cash flow hedges. For cash flow hedges, the effective portion of the derivative’s gain or loss is initially reported in shareholders’ equity (as a component of accumulated other comprehensive loss) and would be subsequently reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the gain or loss of a cash flow hedge would be reported in earnings immediately. Through December 31, 2013, there has not been any ineffectiveness recorded.

Subsequent Events — The Company evaluated events subsequent to December 31, 2013 through April 8, 2014, the date the financial statements were available to be issued. During this period, there were no subsequent events that were expected to have a significant impact on the Company’s financial position, results of operations, or cash flows.

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3.	NEW ACCOUNTING STANDARDS

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires the presentation and disclosure of reclassification adjustments out of Accumulated Other Comprehensive Income on the face of the financial statements or in the footnotes. This update is effective for nonpublic companies for periods beginning after December 15, 2013, or the Company’s fiscal year 2014. The adoption of this ASU will not impact our financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires standard presentation of an unrecognized tax benefit when a carryforward related to net operating losses or tax credits exist. This update is effective for nonpublic companies for periods beginning after December 15, 2014, or the Company’s fiscal year 2015. The adoption of this ASU will not impact our financial position, results of operations or cash flows.

On January 16, 2014, the FASB issued ASU No. 2014-02, Accounting for Goodwill, and ASU No. 2014-03, Accounting for Certain Receive-Variable, Pay-Fixed Interest Rate Swaps — Simplified Hedge Accounting Approach, which provide nonpublic entities with an accounting alternative for a simplified impairment model of goodwill and for certain interest rate swaps to qualify for hedge accounting. Under ASU 2014-02, a nonpublic entity is able to subsequently amortize goodwill on a straight-line basis over a period of ten years, or less if the company demonstrates that another useful life is more appropriate. Goodwill would be subject to impairment testing only upon the occurrence of a triggering event. A private company that elects to adopt ASU 2014-02 is further required to make an accounting policy election for impairment at either the company level or the reporting unit level. Under ASU 2014-03, a nonpublic entity is able to apply hedge accounting to account for interest rate swaps that are entered into for the purpose of economically converting variable-rate interest payments to fixed-rate payments. The Company will evaluate whether to adopt this guidance during 2014.

4.	ACQUISITIONS

On June 4, 2011, the Company completed the acquisition of TexelTek, Inc. (“TexelTek”), an advanced technology company that provides secure cloud solutions to the U.S. government. The results of TexelTek operations have been included in the Company’s consolidated financial statements since that date. The acquisition was consummated pursuant to a stock purchase agreement dated June 2, 2011, by and among TASC, Inc. and TexelTek.

TexelTek expands TASC’s capabilities in cloud computing, network consolidation and virtualization, data analytics, and cyber-security. TexelTek also strengthens TASC’s ability to deliver high demand capabilities and sophisticated thinking to its U.S. government customers across the country. Texeltek has locations in Maryland, Florida, Colorado, Hawaii, and South Korea.

The acquisition has been accounted for using the acquisition method of accounting under ASC 805, Business Combinations. The final purchase price of $39.9 million was allocated to the underlying assets and liabilities based on their fair values at the date of acquisition. The following information represents the purchase price allocation as of the acquisition date to recognize the fair value of the assets acquired and liabilities assumed. Total assets were $46.5 million, including current assets of $8.6 million and property and equipment of $3.1 million. Also included in total assets were $9.9 million and $24.9 million in identified intangible assets and goodwill, respectively, which will be deductible for tax purposes over 15 years, assuming adequate levels of taxable income. The intangible assets are associated with customer relationships that are being amortized to income using the income forecast method over their weighted-average useful life of nine years. Total liabilities were $6.6 million, all of which were current.

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5.	RESTRUCTURING CHARGE

In the fourth quarter of 2013, the Company finalized a cost restructuring plan to reduce headcount and benefit costs. This plan was implemented in response to continued budget constraints and uncertainty in the industry, and was designed to improve the Company’s overall competitiveness. As part of this cost restructuring plan, the Company reduced overall headcount by approximately 3%, with a higher percentage of reductions in the senior ranks of management. The Company incurred an associated pretax restructuring charge of approximately $8.2 million in the three months ended December 31, 2013 relating to the one-time termination benefits. The entire amount of this charge will result in future cash expenditures that will be paid through 2015. The Company evaluated whether some portion of the restructuring charge incurred above is recoverable under our cost-reimbursable contracts, which resulted in additional revenue of approximately $5.7 million recognized in the fourth quarter of 2013.

The activity and balance of the liability accounts for the year ended December 31, 2013 is as follows:

	Severance Costs	Professional and Other Related Costs	Total
Balance as of January 1, 2013	$—	$—	$—
Additions	7,946	326	8,272
Cash payments	(548)	(105)	(653)
Balance as of December 31, 2013	$7,398	$221	$7,619
Amounts contained in the current liabilities section of our balance sheet as of December 31, 2013	$7,398	$221	$7,619

These expenses are primarily contained within the cost of revenue expense line in the accompanying Condensed Consolidated Statement of Operations for the year ended December 31, 2013.

6.	ACCOUNTS RECEIVABLE — NET

Unbilled accounts receivable represent revenues for which billings have not been presented to customers at year-end primarily due to the timing of billings for contracts accounted for under the cost-to-cost measure of the percentage-of-completion method of accounting. These amounts are usually billed and collected within one year. Substantially all accounts receivable at December 31, 2013, are expected to be collected in 2014.

Allowances for doubtful accounts represent accounts receivable on customer contracts that have been identified as a collection risk.

Accounts receivable were composed of the following (dollars in thousands):

	December 31, 2013	December 31, 2012
Due from U.S. government:
Billed	$77,007	$78,631
Recoverable costs and accrued profit on progress completed — unbilled	107,502	149,370

Total accounts receivable	184,509	228,001
Allowances for doubtful accounts	(9,474)	(7,774)

Accounts receivable — net	$175,035	$220,227

7.	GOODWILL AND INTANGIBLE ASSETS

The Company tests goodwill for impairment on an annual basis as of the first day of the fourth fiscal quarter and between annual tests if an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The goodwill impairment test involves a two-step process as the Company did not elect to perform a step zero analysis to first assess qualitative factors as a basis for determining whether it is necessary to perform the traditional two-step approach. The first step is a comparison of each reporting unit’s fair value to its

FIN - 13

carrying value. If the reporting unit’s fair value exceeds its carrying value, no further procedures are required. However, if a reporting unit’s fair value is less than its carrying value, an impairment of goodwill may exist, requiring a second step to measure the amount of impairment loss. In this step, the reporting unit’s fair value is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business acquisition. If the implied fair value of goodwill is less than the recorded goodwill, an impairment charge would be recorded for the difference.

The Company estimates the fair value of each reporting unit using a combination of the income approach and the market approach. The income approach incorporates the use of a discounted cash flow method in which the estimated future cash flows and terminal values for each reporting unit are discounted to a present value using a discount rate. Cash flow projections are based on management’s estimates of economic and market conditions which drive key assumptions of revenue growth rates, operating margins, capital expenditures and working capital requirements. The discount rate in turn is based on the specific risk characteristics of each reporting unit, the weighted average cost of capital and its underlying forecast. The market approach estimates fair value by applying performance metric multiples to the reporting unit’s prior and expected operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit. If the fair value of the reporting unit derived using the income approach is significantly different from the fair value estimate using the market approach, the Company reevaluates its assumptions used in the two models. The fair values determined by the market approach and income approach, as described above, are weighted to determine the fair value for each reporting unit.

In fiscal year 2013, the Company performed its annual goodwill analysis and concluded that the fair value of the Company exceeded its carrying value. However, for one of three reporting units, there was a small shortfall to its carrying value. The Company performed a step two analysis and concluded that the implied fair value of goodwill exceeded the recorded goodwill for that reporting unit. Accordingly, no impairment charge was recorded.

In fiscal year 2012, the Company performed its annual goodwill analysis and concluded that the fair value was below its carrying value. The decline in the estimated fair value during 2012 was a result of a number of factors, including the loss of the Company’s largest contract. This work was re-competed in 2012 and the follow-on contract was awarded to another bidder. Fair values were also impacted by continued reductions in growth prospects resulting from anticipated reductions in defense spending and lower forecasted operating margins resulting from increased pricing pressure in federal procurements. As a result, the Company recorded a goodwill impairment charge of $195.9 million in the fourth quarter of 2012.

In fiscal year 2011, the Company performed its annual goodwill analysis and concluded that the fair value was below carrying value for all reporting units. The decline in the estimated fair value during 2011 resulted from of a number of factors, including lower growth prospects resulting from both anticipated budget restrictions and reductions in Department of Defense (DoD) and civilian agency spending, lower forecasted operating margins resulting from increased pricing pressure in federal procurements, and an overall decline in the broader stock market, which resulted in reduced performance metric multiples at comparable public companies. As a result, the Company recorded a goodwill impairment charge of $376.4 million in the fourth quarter of 2011.

The following table sets forth information for goodwill (dollars in thousands):

Goodwill balance at January 1, 2012	$579,869
Goodwill impairment	(195,932)

Goodwill balance at December 31, 2012	383,937

Goodwill balance at December 31, 2013	$383,937

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The Company reviews long-lived assets, including intangible assets subject to amortization, consisting primarily of customer relationships, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company measures recoverability of long-lived assets by comparing the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If such assets are considered to be impaired, an impairment charge is recognized for the amount by which the carrying amounts of the assets exceed the fair value of the assets. As a result of the impairment indicators described above, during the fourth quarter of fiscal year 2012, the Company also tested its long-lived assets for impairment and concluded that these assets were not impaired. In 2013, there were no events or changes in circumstances indicating that the carrying amounts of these assets may not be recoverable and as such the Company did not perform a review.

The following table sets forth information for intangible assets (dollars in thousands):

Intangible asset balance, net at January 1, 2012	$500,928
Amortization expense	(52,330)

Intangible asset balance, net at December 31, 2012	448,598
Amortization expense	(50,690)

Intangible asset balance, net at December 31, 2013	$397,908

The following table summarizes the estimated annual amortization expense for the future periods indicated below (dollars in thousands):

Years Ending December 31
2014	$48,254
2015	46,302
2016	43,734
2017	39,954
2018	37,672
Thereafter	181,992

Total	$397,908

8.	LONG-TERM DEBT — NET

Long-term debt — net consists of the following (dollars in thousands):

	December 31, 2013
	Gross Carrying Amount	Original Issue Discount	Net Carrying Amount
Senior secured amended and restated credit agreement:
New Tranche B (LIBOR plus 3.25%, matures December 18, 2015)	$633,309	$(4,166)	$629,143
Unsecured agreement:
Mezzanine loan (12.375%, matures December 31, 2016)	25,000	(2,696)	22,304

Total	658,309	(6,862)	651,447
Current portion of long-term debt	(6,495)	—	(6,495)

Long-term debt — net	$651,814	$(6,862)	$644,952

	December 31, 2012
	Gross Carrying Amount	Original Issue Discount	Net Carrying Amount
Senior secured amended and restated credit agreement:
New Tranche B (LIBOR plus 3.25%, matures December 18, 2015)	$639,805	$(6,146)	$633,659
Unsecured agreement:
Mezzanine loan (12.375%, matures December 31, 2016)	105,000	(3,648)	101,352

Total	744,805	(9,793)	735,011
Current portion of long-term debt	(6,495)	—	(6,495)

Long-term debt — net	$738,310	$(9,793)	$728,516

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The Company maintains credit agreements with two separate syndicates of lenders, one administered by Barclay’s Bank (the “Credit Agreement”) and the other administered by the Bank of New York Mellon (the “Mezzanine Credit Agreement”). The Credit Agreement, which commenced on December 19, 2009 and existed through May 3, 2011, included $590 million in term loans ($200 million Tranche A and $390 million Tranche B, collectively “Senior Secured Debt”), and a $100 million revolving credit facility. The Credit Agreement was refinanced via the “Amended and Restated Credit Agreement” on May 4, 2011 and effectively rolled Tranches A and B into a “New Tranche B” loan for $575 million whose term ends December 18, 2015. The refinance resulted in a modification of the original loan; therefore deferred financing fees associated with the original Tranche A and Tranche B are being amortized over the remaining term of New Tranche B. The Amended and Restated Credit Agreement supersedes the original Credit Agreement.

On April 20, 2012, the loan was extended via a Joinder Agreement to increase the principal obligation by $75.0 million. All the provisions of the Amended and Restated Credit Agreement apply to the New Term Loan. The Amended and Restated Credit Agreement requires scheduled principal payments in equal consecutive quarterly installments, which commenced on September 30, 2011 and continue on the last business day each March, June, September, and December following the Restatement Effective Date in an amount equal to one quarter of one percent (0.25%) of the stated principal amount of New Tranche B (as adjusted to reflect any prepayments thereof) for 2011 through the end of the term with any remaining balance payable in full on the maturity date on December 18, 2015. The interest rate on the loan under the Amended and Restated Credit Agreement is LIBOR with a base rate of 1.25% plus an applied margin of 3.25%. As of December 31, 2013, the interest rate was 4.50%. The Company made interest payments of $29.1 million and $28.4 million during the years ended December 31, 2013 and 2012, respectively, on the New Tranche B loan.

The Amended and Restated Credit Agreement contained a revolving line of credit of $100 million through November 11, 2013. Effective November 12, 2013, the Revolver was amended to reduce the credit facility to $80 million and extend the term from December 18, 2014 to September 18, 2015. This amendment resulted in an increased borrowing capacity as calculated by the product of the commitment amount and the remaining term in months. As a result of the agreement, $0.1 million in fees were incurred, which will be deferred and amortized over the term of the new arrangement. At the Company’s option at the time of borrowing, the interest rate on loans under the revolving facility may be based on the Eurocurrency rate or an alternate base rate. There is also an unused commitment fee of 0.75% on the facility. The Company made interest payments on the revolving line of credit of $0.7 million and $0.8 million in 2013 and 2012, respectively, which were amounts associated with the unused commitment fee. The revolving credit facility matures on September 18, 2015, at which time any remaining principal balance is due in full. No amounts were drawn on the revolving facility in 2013 and, as of December 31, 2013, there were no amounts due on the revolving facility.

The Amended and Restated Credit Agreement requires the Company to prepay outstanding term loans on an annual basis beginning in 2010, subject to certain exceptions, with percentages of excess cash flow, proceeds of non-ordinary course asset sales or dispositions of property, and proceeds of incurrence of certain debt. There was no required excess cash flow payment for 2012, and it is estimated that there will not be a required excess cash flow payment for 2013. In addition, the Amended and Restated Credit Agreement for the revolving credit facility requires the Company to prepay the revolving credit facility, subject to certain exceptions, with proceeds of non-ordinary course asset sales or dispositions of property beginning in 2012.

The Mezzanine Credit Agreement is administered by Bank of New York Mellon. Affiliates of KKR participated in the syndicate of lenders for the Mezzanine Credit Agreement and hold common shares of the Company (see Note 10). The Mezzanine Credit Agreement provides for a $310 million term loan. On May 29, 2013, the Mezzanine Credit Agreement was amended to include a supplement hereby referred to as the Supplemental Indenture. The Supplemental Indenture includes provisions that remove the call premium required on optional prepayments of principal if such payments are made after December 18, 2013. It also

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restates the terms of the Total Consolidated Leverage ratio. While the Mezzanine term loan does not require scheduled principal payment installments, two optional principal payments were made in 2013. The first payment of $30 million was made on June 28, 2013. The second payment was made on December 30, 2013 for $50 million. The loan reaches maturity on December 31, 2016, at which time the remaining principal balance is due in full. The applicable fixed rate of interest on the Mezzanine term loan is 12.375%. The interest payments are due quarterly and commenced on March 31, 2010. The company made interest payments on the Mezzanine term loan of $11.7 million and $26.9 million during the years ended December 31, 2013 and 2012, respectively, which included premium payments of $0.6 million and $3.95 million, respectively, on the aforementioned optional principal payments.

Total debt recorded is net of approximately $6.9 million and $9.8 million of original issue discount on the debt facilities as of December 31, 2013 and 2012, respectively. The discount was based on 1% of Tranche A and Tranche B and 2% of the Mezzanine. The original issue discount on New Tranche B was based on 0.5% plus all unamortized original issue discount amounts on Tranche A and Tranche B at the Restatement Effective Date. The discount and previously unamortized deferred financing fees are being amortized using the effective interest method over the respective debt terms.

The Amended and Restated Credit Agreement, Joinder Agreement, Mezzanine Credit Agreement, and Supplemental Indenture contain certain covenants, including covenants that require the Company to maintain certain leverage ratios, limit the Company’s ability to incur additional indebtedness, sell assets, incur additional liens, pay dividends, make investments or acquisitions, or repay certain indebtedness. The Company was in compliance with all debt covenants at December 31, 2013 and 2012.

As of December 31, 2013 the approximate fair value of long-term debt is as follows (dollars in thousands):

	2013
	Carrying Value	Fair Value
New Tranche B	$629,143	$585,650
Mezzanine loan	22,304	22,262

Total	$651,447	$607,912

The fair value of long-term debt as of December 31, 2013 is based on future cash flows discounted at current rates.

Expected maturities of long-term debt for years subsequent to December 31, 2013 are as follows (dollars in thousands):

Fiscal Year	Payment Amount
2014	$6,495
2015	626,814
2016	25,000

Total	$658,309

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9.	EMPLOYEE BENEFITS

The following describes the significant employee benefit plans provided by the Company:

Defined Benefit Pension Plan — The Company sponsors a defined benefit plan in which certain employees are eligible to participate. This plan offers two retirement programs attributable to employee service with Northrop Grumman, the former parent company prior to the Company’s sale on December 18, 2009. The Retiree Health Reimbursement Account Plan (RHRA) and Cash Bonus Plan provide a restoration of certain pension benefits that would have been forfeited as a result of years of service and final average pay being frozen by Northrop Grumman at the acquisition date. Expected future payment obligations under these two programs are as follows (dollars in thousands):

Fiscal Year	RHRA	Cash Bonus	Total
2013	$327	$2,390	$2,717
2014	516	1,814	2,330
2015	520	1,583	2,103
2016	609	1,416	2,025
2017	753	1,286	2,039
2018	871	—	871
Thereafter	14,325	—	14,325

Total	$17,921	$8,489	$26,410

In December the Company experienced a pension plan curtailment event due to the involuntary termination of plan participants exceeding 10% of total participants. This curtailment resulted in a $0.5 million reduction of 2013 pension expense.

Defined Contribution Plan — The Company sponsors a 401(k) defined contribution plan in which substantially all TASC employees are eligible to participate. Effective January 1, 2012, the Company matches contributions up to 6% of employee compensation for the vast majority of employees. Certain employees receive matching contributions at a lower percentage based on their specific matching formula. Employee and employer contributions to the plan are made each pay period and are immediately vested.

Effective January 1, 2012, the Company also offers discretionary annual profit sharing contributions to eligible participants. In 2013, a profit-sharing contribution was not made. In 2012, the profit-sharing contribution was equal to 2.55% of eligible employee pay and was paid in March of 2013. The Company contributed a total of $27.3 million, $40.7 million, and $49.2 million during the years ended December 31, 2013, 2012, and 2011, respectively, to its defined contribution plan.

Defined Benefit Plan Assumptions — Both the RHRA and Cash Bonus plans are unfunded. The Company makes contributions equal to the amount of benefit payments made to plan participants. The Company’s liability for the retirement programs attributable to the Company’s predecessor Company service and postretirement medical plans as of December 31, 2013, was $18.1 million, all of which is unfunded as of December 31, 2013. The discount rate for the RHRA at December 31, 2013, was 4.25% as compared to 3.50% as of December 31, 2012 and 4.40% as of December 31, 2011. The discount rate for the Cash Bonus Plan at December 31, 2013, was 1.0% as compared to 1.1% as of December 31, 2012 and 5.05% for the Pension Equalization Plan as of December 31, 2011.

Medical Insurance Benefits — The Company sponsors a health care plan under which the Company provides a portion of the costs for certain health care benefits for a number of its active employees. A liability is accrued for estimated incurred, but unreported claims based on the projected use of the plan as well as prior plan history. Qualifying dependents are also eligible for medical coverage.

Under the terms of the RHRA beginning January 1, 2011, the Company provides a health reimbursement account that will reimburse eligible employees for qualifying medical expenses incurred during retirement. The account is a fixed-dollar amount based upon the employee’s pay and service as of the acquisition date. The benefit does not vary with health care inflation, and therefore, the obligation and cost of the amended

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benefits do not vary based upon health care inflation. The Company reserves the right to amend or terminate the plan at any time.

Long-Term Incentive Plans — Certain employees participated in the TASC Long-Term Incentive Plan, or “make whole” awards, in the form of either shares of restricted stock or cash. Non-management equity participants entered into a Cash Award Agreement and received a payment in February 2012 in the amount of $0.3 million for forfeited Northrop Grumman cash performance units. Management equity participants were offered cash or restricted stock. Cash award participants received payments of $2.6 million in 2012. Restricted stock participants vested in 99,472 shares of stock in March 2012 and 78,223 shares of stock in December 2012. No restricted stock vested in 2011. All payments under these Plans ended in 2012.

10.	INCOME TAXES

The geographic source of income before income taxes is nearly entirely domestic. The benefit for income taxes was comprised of the following components (dollars in thousands):

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Current:
Federal income taxes	$—	$—	$—
State income taxes	123	82	185
Foreign income taxes	94	14	125

Subtotal	$217	$96	$310

Change in deferred federal income taxes	(5,323)	(66,914)	(131,132)
Change in deferred state income taxes	(284)	(12,987)	(24,248)

Subtotal	$(5,607)	$(79,901)	$(155,380)

Total benefit from income taxes	$(5,390)	$(79,805)	$(155,070)

Reconciliations between the income tax benefit computed at the U.S. federal statutory income tax rate and the income tax benefit from the consolidated statements of operations are as follows (dollars in thousands):

	December 31, 2013	December 31, 2012	December 31, 2011
Income tax benefit at statutory rate	$(5,009)	$(72,215)	$(141,364)
State income taxes — net of federal benefit	(568)	(8,313)	(15,831)
Goodwill impairment	—	980	1,785
Investment tax credits	(458)	—	—
Change in valuation allowance	307	—	—
Other — net	338	(257)	340

Benefit from income taxes	$(5,390)	$(79,805)	$(155,070)

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Deferred Income Taxes — A summary of the tax effect of the significant components of deferred income taxes are as follows (dollars in thousands):

	December 31, 2013	December 31, 2012
Deferred tax assets:
Net operating loss carryforwards	$81,292	$63,852
Reserves and accruals	30,389	27,223
Property and equipment	5,183	3,910
Investment tax credits	666	208
Goodwill amortization	121,933	145,957
Retirement and other liabilities	15,058	15,097
Purchased intangible assets	23,443	20,814

Total deferred tax assets	277,964	277,061

Deferred tax liabilities:
Debt issuance costs	(7,234)	(11,869)

Net deferred tax asset	270,730	265,192
Valuation Allowance	(307)	—

Deferred tax assets — net	$270,423	$265,192

Deferred Tax Assets — Deferred tax balances reflect the impact of temporary differences between the carrying amount of assets and liabilities and their tax basis and are stated at the tax rates expected to be in effect when taxes are actually paid or recovered.

At December 31, 2013 and 2012 the Company has U.S. federal and state net operating loss carry forwards of $208.5 million and $150.6 million respectively, available to offset future taxable income, which begin to expire in 2029. The Company also has approximately $0.7 million of federal and state income tax credits.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. If management determines that a deferred tax asset is not “more likely than not” to be realized, a valuation allowance will be recorded through the income tax provision to reduce the deferred tax asset to an appropriate level in that period. On the basis of this evaluation, as of December 31, 2013, management has determined it is more likely than not a portion of state deferred tax assets will not be realized and has recorded a valuation allowance against them. The Company’s ability to utilize the net operating loss and income tax credit carryforwards in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code and similar state tax laws. Such annual limitations could result in the expiration of the net operating loss and tax credit carryforwards before utilization.

The Company maintains reserves for uncertain tax positions related to tax benefits recognized in prior years. These reserves involve considerable judgment and estimation and are evaluated by management based on the best information available including changes in tax regulations and other information. Based on all known facts and circumstances under current tax law, the Company believes the total amount of unrecognized tax benefits as of December 31, 2013 and 2012 is not material to its consolidated results of operations, financial position, or cash flows and would not have a material impact on its effective tax rate if recognized. There are no tax positions for which it is reasonably possible that the unrecognized tax benefits will significantly increase or decrease over the next twelve months producing, individually or in the aggregate, a material effect on the Company’s consolidated results of operations, financial position, or cash flows.

The Company recognizes accrued interest and penalties related to any reserves for uncertain tax positions in the income tax provision. No interest or penalties were recognized during the years ended December 31, 2013, 2012, and 2011. The Company files federal and state income tax returns in jurisdictions with varying statutes of limitations. Due to its net operating loss carry-forward, the Company’s income tax returns generally remain open for all tax years to the extent the tax attributes are carried forward into future tax years.

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At December 31, 2013, the Company has immaterial undistributed earnings from foreign subsidiaries and therefore has not provided deferred income taxes on those earnings. These earnings have been permanently reinvested and the Company does not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the undistributed foreign earnings.

11.	RELATED PARTY TRANSACTIONS

Affiliates of certain of the investors participated as (i) lenders in the Mezzanine Credit Agreement and (ii) as advisors in the Acquisition (including the arrangement of the financing). Certain fees were paid upon closing of the Acquisition to affiliates of certain of the investors. These fees primarily included underwriting fees, advisory fees, debt commitment fees, syndication fees, merger and acquisition fees, sponsor fees, and-out-of-pocket expenses.

The Company entered into a monitoring agreement, dated December 19, 2009, with affiliates of GA and KKR (together with GA, the “Managers”) pursuant to which those entities will provide management and advisory services to the Company. These services as mutually agreed by the Managers and the Company may include executive and management services; acquisition analysis and support; support, negotiation, and analysis of financing alternatives; finance functions; human resources functions; and other services. Under the terms of the monitoring agreement, which became effective January 1, 2010, among other things, the Company is obligated to pay to those entities an aggregate annual management fee of $5.0 million per year, payable in arrears at the end of each calendar quarter, plus all reasonable out-of-pocket expenses incurred in connection with the provision of services under the agreement upon request. The Company recorded an expense for the aggregate management fee of $5.0 million payable to these entities during each of the years ended December 31, 2013, 2012, and 2011. There is also a termination fee payable in the event of an initial public offering or under certain other circumstances. In addition, the Company also entered into a separate indemnification agreement with the parties to the monitoring agreement, pursuant to which the Company agreed to provide customary indemnification to such parties and their affiliates. The expense is included in general and administrative expenses and there was a balance payable at December 31, 2013 of $1.25 million. There was no balance payable at December 31, 2012.

Effective November 4, 2013, the agreement with the Company’s Chairman of the Board of Directors was amended to appoint him Executive Chairman through December 31, 2014. Under the agreement, compensation for his Board Service was suspended and replaced with Base Payments and an Annual Bonus Award. This would continue for the term of the appointment. The agreement also stipulated that the Company would purchase his home at a contract sales price of $2.5 million based on a fair market value appraisal, plus settlement charges.

On December 9, 2013, a HUD-1 settlement agreement was executed at the agreed upon price to include $0.2 million for the settlement charges. On the settlement date, the Company entered into a business loan agreement with a bank to pay the loan in one principal payment of $2.0 million plus interest on December 9, 2014, and paid the remaining $0.7 million in cash. Once the purchase was finalized, the Company recorded a total of $2.7 million on the statement of financial position as an investment held for sale that is included in other current assets.

12.	STOCK-BASED COMPENSATION

Stock Options — The Company adopted the Management Stockholders Agreement Plan (the “Agreement”) in 2010. The Agreement authorizes the issuance of stock options and provides the opportunity to advisors, board members, officers, and senior managers to purchase common shares in the Company.

As of December 31, 2013, there were 3,615,042 common stock shares reserved and available for issuance pursuant to the Agreement.

The Company records stock compensation based on the estimated fair value of the stock options or the restricted shares granted, and estimates expected forfeitures. The Company recognizes expense only for those share-based awards that are expected to vest. Forfeiture estimates are made at the time of grant and

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revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company recorded share-based compensation expense related to stock options of $3.2 million, $3.1 million, and $3.5 million for the years ended December 31, 2013, 2012, and 2011, respectively.

Stock option activity for the years ended December 31, 2013 and 2012 is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)
Outstanding at January 1, 2011	14,465,021	$5.00	6.5

Granted	3,135,772	5.00
Exercised	—	—
Forfeited	(1,160,972)	5.00
Expired	—	—	—

Outstanding at December 31, 2011	16,439,821	$5.00	6.5

Granted	1,367,500	4.00	—
Exercised	—	—	—
Forfeited	(623,988)	5.00	—
Expired	—	—	—

Outstanding at December 31, 2012	17,183,333	$4.92	4.5

Granted	2,584,438	3.00	—
Exercised	—	—	—
Forfeited	(6,182,813)	4.72	—
Expired	—	—	—

Outstanding at December 31, 2013	13,584,958	$4.64	3.9

Vested and expected to vest in the future at December 31, 2013	8,360,759	$4.51	4.1

Exercisable at December 31, 2013	5,141,758	$4.97	3.2

As of December 31, 2013, there was total unrecognized compensation cost related to nonvested awards of — $4.2 million. That cost is expected to be recognized over a weighted average period of 1.8 years. Since no options were exercised the aggregate intrinsic value is zero. The fair values of options were estimated using the Black-Scholes option-pricing model with the following assumptions:

Grant Year	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Expected Term	Weighted Average Grant Date Fair Value Per Share
2013	31.3%	0.0%	0.8% — 1.9%	6.25 years	$3.00
2012	23.0-39.0%	0.0%	1.4% — 1.8%	6.5 years	$4.00
2011	35.7%	—	2.2%	6.5 years	$5.00

Expected volatility is calculated as of each grant date based on reported data for a peer group of publicly traded companies for which historical information is available. The Black-Scholes valuation model calls for a single expected dividend yield as an input. The Company has not paid dividends in the past nor does it expect to pay dividends in the future. As such, the Company used a dividend yield percentage of zero for all periods presented. The expected term of options granted is derived using the simplified method and represents the period of time that options granted are expected to be outstanding. The Company engaged a third party valuation firm in 2012 to estimate a fair value of the equity and common shares. The Company performed its own estimate of fair value in 2013. The valuations used a combination of the income approach and market approach based on other comparable publicly traded companies to establish the fair value per share of the common stock.

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13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and December 31, 2012, aggregated by the level in the fair value hierarchy within which those measurements fall. All instruments are classified as Level 2 and there were no transfers of financial instruments between the three levels of fair value hierarchy during the years ended December 31, 2013 and 2012.

(in thousands)	Fair Value Hierarchy	December 31, 2013 Fair Value Asset (Liability)	December 31, 2012 Fair Value Asset (Liability)
Interest rate swap assets	Level 2	2,653	2,896
Interest rate swap liabilities	Level 2	(7,286)	(7,420)
Long-term debt	Level 2	(607,912)	(737,185)

Derivatives — During the year ended December 31, 2011, the Company entered into multiple interest rate swap contracts which reduce the exposure to variability in cash flows relating to interest payments on a portion of its outstanding debt payments. These interest rate contracts are designated as cash flow hedges. The effective portion of the derivative’s gain or loss is initially reported in shareholders’ equity (as a component of accumulated other comprehensive income (loss)) and would be subsequently reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the gain or loss of a cash flow hedge would be reported in earnings. Through December 31, 2013, there has not been any ineffectiveness recorded. The Company estimates the hedges will be effective for the life of the derivatives.

The Company does not have any derivatives outstanding that are not designated as hedges.

The notional amounts and fair values of derivative instruments in the Consolidated Statements of Financial Position as of December 31, 2013 were as follows (dollars in thousands):

Effective Period	Notional (1)
2013	$350,000
2014	$275,000
2015	$200,000
2016	$—

$825,000
Receive floating interest rate	LIBOR + 3.25%
Pay fixed interest rates	1.85% - 3.18%

(1)	Notional amounts represent the gross contract notional amount of the derivatives outstanding

The Company has agreements with each of its derivative counterparties that contain a provision where the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company’s default on the indebtedness. If the Company had breached any of these provisions at December 31, 2013, it could have been required to settle its obligations under the agreements at their termination value. As of December 31, 2013, the termination value related to these agreements is a net liability position of $7.8 million. As of December 31, 2013, the Company has not posted any collateral related to these agreements.

14.	COMMITMENTS AND CONTINGENCIES

Amounts associated with contingencies are recorded as charges to earnings when management, after taking into consideration the facts and circumstances of each matter, including any settlement offers, has determined that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Litigation — Various claims and legal proceedings arise in the ordinary course of business and are pending against TASC and its properties. Based upon the information available, the Company believes that the resolution of any of these various claims and legal proceedings would not have a material adverse effect on its financial position, results of operations, or cash flows.

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U.S. Government Investigations and Claims — Departments and agencies of the U.S. government have the authority to investigate various transactions and operations of TASC, and the results of such investigations may lead to administrative, civil, or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments, or compensatory or treble damages. U.S. government regulations provide that certain findings against a contractor may lead to suspension or debarment from future U.S. government contracts or the loss of export privileges. Under the terms of the Stock Purchase Agreement, the Company is indemnified for any losses and other liabilities arising out of any Defense Contract Audit Agency audit of the Company or subsidiary with respect to any period (or portion thereof) ending on or prior to the closing date of December 18, 2009. From the closing date until December 31, 2013, no additional liability has been recorded because any potential liability is not considered probable or estimable.

Contract Performance Contingencies — Contract profit margins may include estimates of revenues not contractually agreed to between the customer and the Company for matters such as contract changes and negotiated settlements. These estimates are based upon management’s best assessment of the underlying causal events and circumstances, and are included in determining contract profit margins to the extent of expected recovery based on contractual entitlements and the probability of successful negotiation with the customer. As of December 31, 2013 and 2012, the amounts related to the aforementioned items are not material individually or in the aggregate.

Contract costs for services supplied under flexibly priced contracts to the U.S. Government, including indirect expenses, are subject to audit and subsequent adjustment by negotiations between the Company and U.S. Government representatives. Such audits for the years 2005 through 2012 have not yet been finalized. The audits for 2005 through 2012 are not expected to have a material effect on the Company’s financial position, results of operations, or cash flows.

Operating Leases — The Company leases administrative office space and office equipment under operating leases. Lease terms range from 1 to 18 years and are generally renewable. Rental expense for operating leases was $33.0 million, $34.9 million, and $38.9 million for the years ended December 31, 2013, 2012, and 2011, respectively.

The following table summarizes the minimum rental commitments under non-cancellable operating leases for the future periods indicated below (dollars in thousands):

Years Ending December 31
2014	$31,163
2015	18,815
2016	6,571
2017	4,082
2018	1,026
Thereafter	814

Total	$62,471

* * * * * *

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TASC PARENT CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Dollars in thousands)

	UNAUDITED
	September 30, 2014	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$50,529	$30,427
Accounts receivable — net	141,015	175,035
Deferred tax assets — net of valuation allowance	—	19,792
Prepaid expenses and other current assets	6,567	5,986

Total current assets	198,111	231,240

PROPERTY AND EQUIPMENT:
Machinery and other equipment	11,523	11,236
Leasehold improvements	34,980	36,131
Assets under construction	199	376

Total property and equipment	46,702	47,743
Accumulated depreciation and amortization	(30,082)	(26,172)

Property and equipment — net	16,620	21,571

OTHER ASSETS:
Goodwill	383,937	383,937
Intangible assets — net	361,718	397,908
Deferred financing fees — net	12,798	20,228
Deferred tax assets — net of valuation allowance	—	250,631
Software — net	5,472	7,488
Other assets	763	803

Total other assets	764,688	1,060,995

TOTAL ASSETS	$979,419	$1,313,806

(Continued)

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TASC PARENT CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Dollars in thousands)

	UNAUDITED
	September 30, 2014	December 31, 2013
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$68,659	$79,445
Accrued employee compensation	52,732	61,385
Advance payments and billings in excess of costs incurred	16,889	9,051
Current portion of long-term debt	13,950	6,495
Other current liabilities	20,924	23,428

Total current liabilities	173,154	179,804
PENSION AND POST-RETIREMENT LIABILITY	15,024	15,801
LONG-TERM DEBT — Net	625,226	644,952
OTHER LIABILITIES	13,571	13,401

Total liabilities	826,975	853,958

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Common stock — $0.01 par value — 300,000,000 shares authorized; issued 173,071,090 shares at September 30, 2014 and December 31, 2013; outstanding 172,881,357 shares at September 30, 2014 and December 31, 2013	1,731	1,731
Additional paid-in capital	878,203	875,933
Accumulated deficit	(723,206)	(413,639)
Treasury stock, at cost — 189,733 shares at September 30, 2014 and December 31, 2013	(690)	(690)
Accumulated other comprehensive loss	(3,594)	(3,487)

Total shareholders’ equity	152,444	459,848

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$979,419	$1,313,806

See accompanying notes to the condensed consolidated financial statements.

(Concluded)

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TASC PARENT CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Dollars in thousands)

	UNAUDITED
	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
REVENUE	$837,206	$1,003,945
COST OF REVENUE	704,766	848,669
GENERAL & ADMINISTRATIVE EXPENSES	73,997	82,605
AMORTIZATION OF INTANGIBLE ASSETS	36,190	38,017

OPERATING INCOME	22,253	34,654
OTHER EXPENSE (INCOME):
Interest expense	54,822	39,886
Loss on extinguishment of debt	6,237	—
Other — net	214	(1)

LOSS BEFORE INCOME TAXES	(39,020)	(5,231)
PROVISION FOR/(BENEFIT) FROM INCOME TAXES	270,547	(1,837)

NET LOSS	$(309,567)	$(3,394)

OTHER COMPREHENSIVE INCOME (LOSS):
Change in unrealized gain/(loss) on cash flow hedges, net of tax expense of $0 and $379, respectively	917	136
Change in unamortized benefit plan costs,net of tax expense of $0 and $81, respectively	(1,024)	135

COMPREHENSIVE LOSS	$(309,674)	$(3,123)

See accompanying notes to the condensed consolidated financial statements.

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TASC PARENT CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(Dollars in thousands)

	UNAUDITED
	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
NET CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(309,567)	$(3,394)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	8,470	9,627
Amortization of intangible assets and deferred financing fees	55,382	46,406
Loss on extinguishment of debt	6,237	—
Loss on retirement of property and equipment	171	1,038
Stock-based compensation	2,270	2,361
Deferred income taxes	270,423	(1,881)
Changes in assets and liabilities:
Accounts receivable	34,020	32,269
Prepaid expenses and other current assets	(581)	1,218
Trade accounts payable	(10,790)	(30,185)
Accrued employee compensation	(8,653)	(32,793)
Advance payments and billings in excess of costs incurred	7,838	4,156
Pension and post-retirement benefits	(2,516)	(1,860)
Other assets and liabilities	1,511	7,219

Net cash provided by operating activities	54,215	34,181

NET CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(1,460)	(3,651)
Acquisitions of capitalized software	(424)	(632)
Other	40	(36)

Net cash used in investing activities	(1,844)	(4,319)

NET CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing from revolving credit facility (existing)	30,000	—
Repayment of revolving credit facility (existing)	(30,000)	—
Borrowing from revolving credit facility (new)	30,000	—
Repayment of revolving credit facility (new)	(20,000)	—
Repayment of debt	(659,297)	(33,248)
Proceeds from debt	629,138	—
Debt issuance costs	(10,110)	—
Repayment of note payable	(2,000)	—
Deferred financing fees	—	(1,500)
Repurchase of treasury stock	—	(465)

Net cash used in financing activities	(32,269)	(35,213)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	20,102	(5,351)
CASH AND CASH EQUIVALENTS — Beginning of period	30,427	70,951

CASH AND CASH EQUIVALENTS — End of period	$50,529	$65,600

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest on debt	$(34,938)	$(31,742)

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Leasehold improvements from incentives	$—	$1,001

See accompanying notes to the condensed consolidated financial statements.

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TASC PARENT CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

1.	BACKGROUND, BASIS OF PRESENTATION AND OTHER INFORMATION

Organization and Description of Business — The primary owners of the TASC Parent Corporation (‘the Company,” “we,” “our” or “TASC”) (who hold their interests through an intermediary partnership — TASC Partners LP) include a group of financial investors, primarily affiliates of General Atlantic Service Company, LLC (GA) and Kohlberg Kravis Roberts & Co. L.P. (KKR). GA and KKR are private equity firms that represent a collection of investors.

TASC Parent Corporation, through its operating subsidiary TASC, Inc., helps government entities solve complex national security and public safety challenges by providing advanced systems engineering, integration and decision-support services. Headquartered in Chantilly, Virginia, TASC’s customers include the Intelligence Community (IC), Departments of Defense (DoD) and Homeland Security, and civilian agencies of the federal government. TASC’s portfolio of services includes lifecycle and enterprise systems engineering and integration, intelligence, surveillance and reconnaissance, cyber, enterprise transformation, intelligence mission and operations and advanced concept and technology development.

TASC offers specialized domain expertise in chemical, biological, radiological, nuclear and explosives; cloud architecture and engineering; geospatial intelligence; mobile and wireless communications; program protection; signals intelligence; space systems; test and evaluation; and aviation systems. TASC conducts business primarily with the U.S. government as either a prime contractor or subcontractor and operates primarily out of 39 domestic locations in 13 states and the District of Columbia. TASC has approximately 4,000 employees of which over 80% hold security clearances. TASC currently supports customers’ mission-critical needs on more than 850 contracts and task orders in intelligence, defense and civilian industries and has funded backlog as of September 30, 2014 of $385 million. For the year ended December 31, 2013, TASC had revenue of $1.3 billion, substantially all of which was derived from U.S. government customers.

TASC was incorporated in Delaware in 2009 to facilitate the acquisition of TASC, Inc. from Northrop Grumman Corporation (which we refer to as Northrop Grumman). Substantially all of TASC’s outstanding common stock is held by Birch Partners, LP, which is controlled by investment funds affiliated with KKR and General Atlantic. The acquisition was consummated on December 18, 2009. Prior to the acquisition, TASC, Inc., which was founded in 1966, operated as the advisory services division of Northrop Grumman’s information services sector.

Basis of Presentation — The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as of September 30, 2014 and December 31, 2013 and for the nine months ended September 30, 2014 and 2013, and have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP, and, in the opinion of management, reflect all adjustments (which include normal recurring adjustments) necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Certain information and note disclosures normally included in financial statements prepared annually in accordance with GAAP have been condensed or omitted. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements. We believe that the disclosures included are adequate to make the information presented not misleading.

The quarterly information is labeled using a calendar convention; that is, third quarter is consistently labeled as ending on September 30. The actual ending dates for the nine month periods reported are October 3, 2014 and September 27, 2013. It is management’s long-standing practice to establish actual interim closing dates using a “fiscal” calendar, in which we close our books on a Friday near these quarter-end dates in order to normalize the potentially disruptive effects of quarterly closings on business processes. This practice is only

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used at interim periods within a reporting year. The nine month period ended October 3, 2014 has four more days than the nine month period ended September 27, 2013. The difference in days will not exist by year end, and the Fiscal Years for 2014 and 2013 will have the same number of days.

Use of Estimates — The preparation of financial statements in accordance with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions include the determination of actuarial rates used in determination of certain employee benefits, accounting for income taxes, stock-based compensation, contractual and regulatory reserves, contract related estimates and the evaluation of the recoverability of goodwill and intangible assets. Actual results could differ materially from those estimates.

New Accounting Standards — In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for entities to use when accounting for revenue arising from contracts with customers and supersedes all current revenue recognition guidance, including industry-specific guidance. This new guidance is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016; early adoption is not permitted. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. This update could impact the timing and amounts of revenue recognized. We are currently evaluating the effect that implementation of this update will have on our condensed consolidated financial position and results of operations upon adoption.

Other new pronouncements issued but not effective until after September 30, 2014 are not expected to have a material impact on our financial position, results of operations or cash flows.

Subsequent Events — The Company evaluated events subsequent to September 30, 2014 through November 19, 2014, the date the financial statements were available to be issued. During this period, there were no subsequent events that were expected to have a significant impact on the Company’s financial position, results of operations, or cash flows, other than that described in Note 2.

2.	PROPOSED ACQUISITION BY ENGILITY

Engility Holdings, Inc. (NYSE: EGL) and TASC Parent Corporation have entered into a definitive agreement under which Engility will acquire TASC in an all-stock transaction valued at approximately $1.1 billion, including the assumption of net debt and the net present value of TASC’s tax assets. The transaction was approved by the Boards of Directors of both companies and is expected to close in the first quarter of 2015. Under the terms of the agreement, the company will maintain the Engility Holdings, Inc. name and continue to be traded on the New York Stock Exchange under the ticker symbol “EGL”. Engility shareholders of record as of the date prior to the closing of the transaction will receive a special cash dividend of $11.40 per share for each Engility share they own to balance the current relative value of the two companies. TASC shareholders will receive approximately 18.9 million shares of Engility Holdings, representing an approximate 51% ownership stake in the combined company on a pro-forma, fully-diluted basis.

Effective as of the closing, Engility will enter into a Stockholders Agreement with TASC’s investors such that the transaction will not affect a transfer of control of Engility to TASC’s investors. As part of the Stockholders Agreement, the board will expand from seven to 11 members, with TASC’s investors entitled to nominate, and hold sufficient votes to elect, the additional four members. The Stockholders Agreement also includes provisions that limit TASC shareholders’ ability to transfer Engility shares; to vote Engility shares; and to engage in or propose that Engility engage in certain transactions with TASC shareholders.

3.	RESTRUCTURING CHARGE

In the fourth quarter of 2013, the Company finalized a cost restructuring plan to reduce headcount and benefit costs. This plan was implemented in response to continued budget constraints and uncertainty in the

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industry, and was designed to improve the Company’s overall competitiveness. As part of this cost restructuring plan, the Company reduced overall headcount by approximately 3%, with a higher percentage of reductions in the senior ranks of management. The Company incurred an associated pretax restructuring charge of approximately $8.2 million in the three months ended December 31, 2013 relating to the one-time termination benefits. The entire amount of this charge will result in future cash expenditures that will be paid through 2015. The Company evaluated whether some portion of the restructuring charge incurred above is recoverable under our cost-reimbursable contracts, which resulted in additional revenue of approximately $5.7 million recognized in the fourth quarter of 2013.

The activity and balance of the liability accounts for the periods ending September 30, 2014 and December 31, 2013 are as follows:

	Severance Costs	Professional and Other Related Costs	Total
Balance as of January 1, 2013	$—	$—	$—
Additions	7,946	326	8,272
Cash payments	(548)	(105)	(653)
Balance as of December 31, 2013	$7,398	$221	$7,619
Additions/Adjustments	13	(22)	(9)
Cash payments	(5,490)	(199)	(5,689)
Balance as of September 30, 2014	$1,921	$—	$1,921
Amounts contained in the current liabilities section of our balance sheet as of September 30, 2014	$1,921	$—	$1,921

These expenses are primarily contained within the cost of revenue expense line in the accompanying Condensed Consolidated Statements of Operations for the periods ended September 30, 2014 and December 31, 2013.

4.	ACCOUNTS RECEIVABLE — NET

Unbilled accounts receivable represent revenues for which billings have not been presented to customers at quarter-end primarily due to the timing of billings for contracts accounted for under the cost-to-cost measure of the percentage-of-completion method of accounting. These amounts are usually billed and collected within one year. Substantially all accounts receivable at September 30, 2014, are expected to be collected by the third quarter of 2015.

Allowances for doubtful accounts represent accounts receivable on customer contracts that have been identified as a collection risk.

Accounts receivable were composed of the following (dollars in thousands):

	As of September 30, 2014	As of December 31, 2013
Due from U.S. government:
Billed	$35,036	$77,007
Recoverable costs and accrued profit on progress completed — unbilled	113,560	107,502

Total accounts receivable	148,596	184,509
Allowances for doubtful accounts	(7,581)	(9,474)

Accounts receivable — net	$141,015	$175,035

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5.	GOODWILL AND INTANGIBLE ASSETS

The Company tests goodwill for impairment on an annual basis as of the first day of the fourth fiscal quarter and between annual tests if an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. If the reporting unit’s fair value exceeds its carrying value, no further procedures are required. However, if a reporting unit’s fair value is less than its carrying value, an impairment of goodwill may exist, requiring a second step to measure the amount of impairment loss. In this step, the reporting unit’s fair value is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business acquisition. If the implied fair value of goodwill is less than the recorded goodwill, an impairment charge would be recorded for the difference.

The Company estimates the fair value of each reporting unit using a combination of the income approach and the market approach. The income approach incorporates the use of a discounted cash flow method in which the estimated future cash flows and terminal values for each reporting unit are discounted to a present value using a discount rate based on the Company’s weighted average cost of capital. The market approach estimates fair value by applying performance metric multiples to the reporting unit’s prior and expected operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit. The fair values determined by the market approach and income approach, as described above, are weighted to determine the fair value for each reporting unit.

In the nine months ended September 30, 2014 the Company refinanced its debt at higher interest rates (see Note 6), which both increased the Company’s weighted average cost of capital and resulted in a reevaluation of the need for a tax valuation allowance. On the basis of the tax evaluation, a full valuation allowance of $285.8 million was recorded to reduce the Company’s deferred tax assets to nil. This reduced the carrying values of the reporting units commensurately, which more than offset the reduced fair value resulting from the increase weighted average cost of capital. As such, the company concluded that circumstances did not warrant a test in an interim period prior to the regular fourth quarter test.

The following table sets forth information for goodwill (dollars in thousands):

Goodwill balance at December 31, 2013	$383,937

Goodwill balance at September 30, 2014	$383,937

The following table sets forth information for intangible assets (dollars in thousands):

Intangible asset balance, net at January 1, 2013	$448,598
Amortization expense	(50,690)

Intangible asset balance, net at December 31, 2013	397,908
Amortization expense	(36,190)

Intangible asset balance, net at September 30, 2014	$361,718

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The following table summarizes the estimated annual amortization expense for the future periods indicated below (dollars in thousands):

Years Ending December 31
2014	$48,254
2015	46,302
2016	43,734
2017	39,954
2018	37,672
Thereafter	181,992

Total	$397,908

6.	LONG-TERM DEBT — NET

Long-term debt — net consists of the following (dollars in thousands):

	September 30, 2014
	Gross Carrying Amount	Original Issue Discount	Net Carrying Amount
Lien 1 Term Loan (LIBOR plus 5.50%, matures May 23, 2020)	$394,013	$(8,169)	$385,844
Lien 2 Term Loan (12.000%, matures May 23, 2021)	250,000	(6,668)	243,332

Total	644,013	(14,837)	629,176
Current portion of long-term debt	(3,950)	—	(3,950)

Long-term debt — net	$640,063	$(14,837)	$625,226

	December 31, 2013
	Gross Carrying Amount	Original Issue Discount	Net Carrying Amount
Senior secured amended and restated credit agreement:
New Tranche B (LIBOR plus 3.25%, matures December 18, 2015)	$633,309	$(4,166)	$629,143
Unsecured agreement:
Mezzanine loan (12.375%, matures December 31, 2016)	25,000	(2,696)	22,304

Total	658,309	(6,862)	651,447
Current portion of long-term debt	(6,495)	—	(6,495)

Long-term debt — net	$651,814	$(6,862)	$644,952

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2014 Credit Agreement:

On May 23, 2014, TASC replaced its 2011 Amended and Restated Credit Agreement (the “2011 Credit Agreement”), by entering into a First Lien Credit Agreement and a Second Lien Credit Agreement with Barclays Bank PLC, as Administrative Agent and Collateral Agent (which we refer to as the 2014 Credit Agreement). The First Lien Credit Agreement has a maturity of May 23, 2020 and a principal balance of $395 million with an interest rate of LIBOR subject to a floor of 1.00% plus a spread of 550 bps. Interest paid for the period beginning May 23, 2014 through September 30, 2014 is $9.3 million and a principal payment of $1.0 million was also paid. The Second Lien Credit Agreement has a maturity date of May 23, 2021 and a principal balance of $250 million with a fixed interest rate of 12.00%. Interest paid for the period beginning May 23, 2014 through September 30, 2014 is $10.8 million. Additionally, the 2014 Credit Agreement has the following prepayment provisions:

•	First Lien Term Loan

•	At any time and without penalty except if the prepayment or refinancing of all or a portion of the first lien term loan is for the primary purpose of refinancing, substituting or replacing the first lien term loan or the prepayment of all of the first lien term loan is in connection with a change of control.

•	Prior to May 23, 2015 — call subject to make whole provision

•	Prior to May 23, 2016 — call subject to a 1% premium

•	Subsequent to May 23, 2016 — no prepayment penalty

•	Second Lien Term Loan

•	Prior to May 23, 2015 — subject to make whole provision

•	Prior to May 23, 2016 — subject to a 5% premium

•	Prior to May 23, 2017 — subject to a 2.5% premium

•	Subsequent to May 23, 2017 — no prepayment penalty

In addition to the new 2014 Credit Agreement, the Company made adjustments to its existing revolving line of credit with 4 principal lenders (Barclays Bank PLC, Deutsche Bank, Mizuho Bank, and Royal Bank of Canada). The 2014 Credit Agreement Revolving Credit Facility has a committed principal balance of $50 million with a maturity date of May 23, 2019. The 2011 Credit Agreement also contained a revolving credit facility that possessed a committed principal balance of $80 million with a maturity date of September 18, 2015. On May 6, 2014, the revolver under the 2011 Credit Agreement was drawn for $30.0 million to pay off the Mezzanine Credit Agreement. The revolver draw executed on the 2011 Credit Agreement was paid in full at the time of the refinance agreement, May 23, 2014, by extending credit for the same amount on the new revolver facility under the 2014 Credit Agreement. Principal payments of $5.0 million, $5.0 million, and $10 million were made on June 30, 2014, July 31, 2014, and August 29, 2014, respectively. As of September 30, 2014, the revolver has an outstanding drawn balance of $10 million. Interest paid for the nine month period ended September 30, 2014 is $0.8 million of which $0.5 million is interest payable on the drawdown and the balance is payable for the undrawn commitment fee. Interest paid on the revolver under the 2011 Credit Agreement revolver facility for the twelve month period ended December 31, 2013 was $0.7 million.

The Company incurred additional fees and expenses of approximately $26.0 million related to the 2014 Credit Agreement. As both the 2014 and 2011 Credit Agreements are loan syndications, a modification vs. extinguishment test was performed on a lender by lender basis. This test was performed to determine the appropriate accounting treatment of fees and expenses as they relate to each agreement. New creditor and third party fees, along with original issue discount (“OID”) related to the 2014 Credit Agreement are allocated to each lender in the new credit agreement on a pro-rata basis. Unamortized OID and debt issuance costs related to the 2011 Credit Agreement are allocated to each lender based on each lender’s committed

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principal balances in the old and new credit agreements. There were $13.3 million of unamortized balances for fees and expenses related to the 2011 Credit Agreement. The company recorded an extinguishment loss of $6.2 million related to lenders deemed extinguished in the refinancing.

2013 Credit Agreement:

The Company maintained credit agreements with two separate syndicates of lenders, one administered by Barclays Bank (the “Amended & Restated Credit Agreement” also referred to above as the “2011 Credit Agreement”) and the other administered by the Bank of New York Mellon (the “Mezzanine Credit Agreement”). The 2011 Credit Agreement had a principal balance of $575 million, commenced on May 4, 2011, and had a maturity date of December 18, 2015. On April 26, 2012, the loan was extended via a Joinder Agreement to increase the principal obligation by $75.0 million. The 2011 Credit Agreement required scheduled principal payments in equal consecutive quarterly installments, commencing on September 30, 2011 and continuing on the last business day each March, June, September and December following the Restatement Effective Date in an amount equal to one quarter of one percent (0.25%) of the stated principal amount of (as adjusted to reflect any prepayments thereof) for 2011 through the end of the term with any remaining balance payable in full on the maturity date on December 18, 2015. The interest rate on the loan was LIBOR with a base rate of 1.25% plus an applied margin of 3.25%. The interest rate over the life of the loan was consistently 4.50%. The Company made interest payments of $11.3 million for the nine month period ended September 30, 2014 and $29.1 million during the twelve month period ended December 31, 2013.

The 2011 Credit Agreement contained a revolving line of credit of $100 million through November 11, 2013. Effective November 12, 2013, the Revolver was amended to reduce the credit facility to $80 million and extend the term from December 18, 2014 to September 18, 2015. This amendment resulted in an increased borrowing capacity as calculated by the product of the commitment amount and the remaining term in months. As a result of the agreement, $0.1 million in fees were incurred and deferred and amortized over the term of the new arrangement. At the Company’s option at the time of borrowing, the interest rate on loans under the revolving facility may have been based on the Eurocurrency rate or an alternate base rate. The revolver facility also provided for an unused commitment fee of 0.75%. The Company made interest payments on the revolving line of credit for the twelve month period ending December 31, 2013 of $0.7 million. The revolving credit facility was to have matured on September 18, 2015, at which time any remaining principal balance was to be paid in full. No amounts were drawn on the revolving facility in 2013, but as described under the 2014 Credit Agreement section, $30 million was drawn under the 2011 Credit Agreement Revolver Facility on May 6, 2014, and rolled over to the new 2014 Credit Facility at the time of refinance on May 23, 2014.

The 2011 Credit Agreement required the Company to prepay outstanding term loans on an annual basis beginning in 2010, subject to certain exceptions, with percentages of excess cash flow, proceeds of non-ordinary course asset sales or dispositions of property, and proceeds of incurrence of certain debt. There was no required excess cash flow payment for 2013 and the nine months ended September 30, 2014.

The Mezzanine Credit Agreement was administered by Bank of New York Mellon. Affiliates of KKR participated in the syndicate of lenders for the Mezzanine Credit Agreement and held common shares of the Company. The Mezzanine Credit Agreement provided for a $310 million term loan. On May 29, 2013, the Mezzanine Credit Agreement was amended to include a supplement hereby referred to as the Supplemental Indenture. The Supplemental Indenture included provisions that remove the call premium required on optional prepayments of principal if such payments were made after December 18, 2013. It also restated the terms of the Total Consolidated Leverage ratio. While the Mezzanine term loan did not require scheduled principal payment installments, two optional principal payments were made in 2013. The first payment of $30 million was made on June 28, 2013. The second payment was made on December 30, 2013 for $50 million. The loan maturity date was December 31, 2016, at which time the remaining principal balance was to be paid in full. The applicable fixed rate of interest on the Mezzanine term loan was 12.375%. The interest payments were due quarterly and commenced on March 31, 2010. The company made interest payments on the Mezzanine term loan of $1.1 million for the nine month period ending September 30, 2014 and $11.7 million for the twelve

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month period ending December 31, 2013, which included a premium payment of $0.6 million. On May 8, 2014, a final principal payment of $25.0 million was made and the note was redeemed in full.

The 2014 Credit Agreement, 2011 Credit Agreement, Joinder Agreement, Mezzanine Credit Agreement, and Supplemental Indenture contained certain covenants, including covenants that required the Company to maintain certain leverage ratios, limit the Company’s ability to incur additional indebtedness, sell assets, incur additional liens, pay dividends, make investments or acquisitions, or repay certain indebtedness. The Company was in compliance with all debt covenants as of September 30, 2014 and December 31, 2013, respectively.

As of September 30, 2014, the approximate fair value of long-term debt is as follows (dollars in thousands):

	Q3 2014
	Carrying Value	Fair Value
Lien 1	$385,844	$374,146
Lien 2	243,332	238,178

Total	$629,176	$612,324

The fair value of long-term debt as of September 30, 2014 is based on future cash flows discounted at Yield to Maturity rates available on September 30, 2014. For Lien 1, the discount rate is 7.15% and for Lien 2, the discount rate is 12.5%.

Expected maturities of long-term debt for years subsequent to September 30, 2014 are as follows (dollars in thousands):

	Payment Amount
Fiscal Year
	Lien 1	Lien 2	Revolver	Total
2014	1,975	—	—	1,975
2015	3,950	—	10,000	13,950
2016	3,950	—	—	3,950
2017	3,950	—	—	3,950
2018	3,950	—	—	3,950
2019	3,950	—	—	3,950
2020	373,275	—	—	373,275
2021	—	250,000	—	250,000

Total	$395,000	$250,000	$10,000	$655,000

7.	EMPLOYEE BENEFITS

The following describes the significant employee benefit plans provided by the Company:

Defined Benefit Plan — The Company sponsors a defined benefit plan in which certain employees are eligible to participate based upon service with the Company’s predecessor Company. This plan offers two programs, a Retiree Health Reimbursement Account (RHRA) and Cash Bonus plan, both of which are unfunded. The Company’s liability for the plan as of September 30, 2014 and December 31, 2013 was $16.6 million and $18.1 million, respectively. Expected future payment obligations under these two programs are as follows (dollars in thousands):

Fiscal Year	RHRA	Cash Bonus	Total
2014	$352	$105	$457
2015	520	1,583	2,103
2016	609	1,416	2,025
2017	753	1,286	2,039
2018	871	—	871
Thereafter	14,325	—	14,325

Total	$17,430	$4,390	$21,820

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Defined Contribution Plan — The Company sponsors a 401(k) defined contribution plan in which substantially all TASC employees are eligible to participate and receive matching contributions of up to 4% effective January 1, 2014 or 6% for the period ended September 30, 2013. Employee and employer contributions to the plan are made each pay period and are immediately vested. The Company also offers discretionary annual profit sharing contributions to eligible participants. In 2013, a profit-sharing contribution was not made. The Company contributed a total of $12.8 million and $21.4 million during the periods ended September 30, 2014 and 2013, respectively, to its defined contribution plan.

8.	INCOME TAXES

In its interim financial statements, the Company follows the guidance in ASC 270, “Interim Reporting” and ASC 740 “Income Taxes”, whereby the Company utilizes the expected annual effective tax rate in determining its income tax provisions for the interim periods. That rate differs from U.S. statutory rates primarily as a result of the valuation allowance recorded against the Company’s net deferred tax asset and permanent differences between book and tax reporting.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which the Company operates, estimates of future taxable income and available tax planning strategies. If the Company is unable to generate sufficient future taxable income in these jurisdictions, a valuation allowance is recorded when it is more likely than not that the value of the deferred tax assets is not realizable.

On a periodic basis, the Company determines whether a valuation allowance is necessary on its net deferred tax asset. In doing so, management considers all evidence available, both positive and negative, in determining whether, based on the weight of the evidence, it is more likely than not that the deferred tax assets will be realized. In conducting the assessment for the nine-month period ended September 30, 2014, the Company evaluated all available objective evidence including, but not limited to: (a) the three-year cumulative loss position; (b) the trend of financial and tax results; (c) tax net operating loss carryforwards and the length of carryforward periods available to utilize these assets under current tax law; (d) the scheduled amortization of tax deductible intangible assets; (e) the ability to make optional prepayments on the credit facilities, and (f) the ability to refinance such facilities on comparable terms and conditions. Management’s consideration of the evidence requires significant judgment regarding estimates and assumptions that are inherently uncertain, particularly about future business structure and financial results.

When comparing evidence available in 2014 versus 2013, management noted a number of negative developments in 2014 including the 2014 Credit Agreement which resulted in an increase in net interest expense and a reduction of available cash flow for making optional prepayment thereupon. This increase in net interest expense on the current base of operations results in projected financial and tax losses. These negative developments together with existing negative evidence have resulted in management’s conclusion to record a valuation allowance against its net deferred tax assets during the nine-month period ended September 30, 2014. A full valuation allowance of $285.8 million was recorded to reduce the Company’s deferred tax assets to zero. Of the full valuation allowance of $285.8 million, $270.4 million was recorded as a discrete income tax charge in 2014. An adjustment to the deferred tax asset valuation allowance could be adjusted prospectively if estimates of future taxable income during the carry-forward period are reduced or increased. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses.

The Company periodically assesses its liabilities and contingencies for all periods open to examination by tax authorities based on the latest available information. Where it is not more likely than not that the Company’s tax position will be sustained, the Company records its best estimate of the resulting tax liability and interest in the condensed consolidated financial statements. In management’s opinion, adequate provisions for income taxes have been made for all years. If actual taxable income by tax jurisdiction varies from estimates, additional allowances or reversals of reserves may be necessary. As the Company has net operating loss carry-forward amounts for U.S. federal and state purposes, the statutes of limitation remain open for all tax years to the extent the tax attributes are carried forward into future tax years.

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The Company accounts for uncertain tax positions in accordance with ASC 740 — “Income Taxes”. No material uncertain tax provisions have been identified. The Company accrues interest and penalties, if incurred, on unrecognized tax benefits as components of the income tax provision in the accompanying unaudited interim condensed consolidated statements of operations.

9.	RELATED PARTY TRANSACTIONS

The Company entered into a monitoring agreement, dated December 19, 2009, with affiliates of GA and KKR (together with GA, the “Managers”) pursuant to which those entities will provide management and advisory services to the Company. Under the terms of the monitoring agreement, the Company is obligated to pay to those entities an aggregate annual management fee of $5.0 million per year, payable in arrears at the end of each calendar quarter, plus all reasonable out-of-pocket expenses incurred in connection with the provision of services under the agreement upon request. The Company recorded amounts in general and administrative expense for the aggregate management fee of $3.75 million payable to these entities during each of the nine months ended September 30, 2014 and 2013.

Under the terms of the 2014 Credit Agreement, the quarterly payment of the aggregate management fee was deferred until certain covenant ratios were achieved. As a result, there is a balance payable at September 30, 2014 of $3.75 million. There was a balance payable at December 31, 2013 of $1.25 million.

10.	STOCK-BASED COMPENSATION

Stock Options — The Company adopted the Management Stockholders Agreement Plan (the “Agreement”) in 2010. The Agreement authorizes the issuance of stock options and provides the opportunity to advisors, board members, officers, and senior managers to purchase common shares in the Company. The Agreement was modified to increase the total number of shares of common stock available for issuance from 17.2 million to 20.0 million in August 2014. As of September 30, 2014, there were 3,418,255 common stock shares reserved and available for issuance pursuant to the Agreement.

On August 13, 2014, the Company entered into an agreement with eligible option holders to complete an exchange of outstanding options that met certain criteria. Options eligible for exchange had a per-share exercise price significantly in excess of the Company’s current common stock per-share fair market value and contained performance-based vesting terms that may have been difficult to achieve due to developments in the global economy, defense industry and the Company’s business. Eligible option holders, who chose to enter into the agreement, exchanged eligible shares on a 2-for-1 basis for new options with time-based vesting terms and a lower per-share exercise price.

The exchange was treated as a modification of the terms and conditions of the original award and resulted in total incremental compensation costs of $1.5 million and overall cost of $3.8 million of which $0.6 million was incurred as of September 30, 2014. This exchange resulted in the issuance of 3,100,992 new options.

The Company records stock compensation based on the estimated fair value of the stock options or the restricted shares granted, and estimates expected forfeitures. The Company recognizes expense only for those share-based awards that are expected to vest. Forfeiture estimates are made at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company recorded share-based compensation expense related to stock options of $2.3 million and $3.2 million for the nine months ended September 30, 2014 and year ended December 31, 2013, respectively.

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Stock option activity for the nine months ended September 30, 2014 and the year ended December 31, 2013 is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (years)
Outstanding at December 31, 2013	13,584,958	$4.64	3.9

Granted	11,036,688	1.50	—
Exchanged	(6,201,926)	4.94	—
Exercised	—	—	—
Forfeited	(1,837,974)	3.64	—
Expired	—	—	—

Outstanding at September 30, 2014	16,581,745	$2.38	3.0

Vested and expected to vest in the future at September 30, 2014	16,183,381	$2.22	3.1

Exercisable at September 30, 2014	2,303,285	$4.49	0.9

As of September 30, 2014, there was total unrecognized compensation cost related to non-vested awards of $7.2 million. That cost is expected to be recognized over a weighted average period of 2.3 years. Since no options were exercised the aggregate intrinsic value is zero. The fair values of options were estimated using the Black-Scholes option-pricing model with the following assumptions:

Grant Year	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Expected Term	Weighted Average Grant Date Fair Value Per Share
2014	30.4 - 31.4%	0.0%	1.8% - 2.0%	5.5 - 6.25 years	$1.50
2013	31.3%	0.0%	0.8% - 1.9%	6.25 years	$3.00

Expected volatility is calculated as of each grant date based on reported data for a peer group of publicly traded companies for which historical information is available. The Black-Scholes valuation model calls for a single expected dividend yield as an input. The Company has not paid dividends in the past nor does it expect to pay dividends in the future. As such, the Company used a dividend yield percentage of zero for all periods presented. The expected term of options granted is derived using the simplified method and represents the period of time that options granted are expected to be outstanding. The Company performed its own estimate of fair value. The valuations used a combination of the income approach and market approach based on other comparable publicly traded companies to establish the fair value per share of the common stock.

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company utilizes fair value measurement guidance prescribed by GAAP to value its financial instruments. The guidance includes a definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The valuation techniques utilized are based upon observable and unobservable inputs.

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of

FIN - 39

the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The table below presents the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2014 and December 31, 2013, aggregated by the level in the fair value hierarchy within which those measurements fall. All instruments are classified as Level 2 and there were no transfers of financial instruments between the three levels of fair value hierarchy during the nine months ended September 30, 2014 and the year ended December 31, 2013:

(in thousands)	Fair Value Hierarchy	September 30, 2014 Fair Value Asset (Liability)	December 31, 2013 Fair Value Asset (Liability)
Interest rate swap assets	Level 2	2,500	2,653
Interest rate swap liabilities	Level 2	(6,464)	(7,286)
Long-term debt	Level 2	(612,324)	(607,912)

Derivatives — During the year ended December 31, 2011, the Company entered into multiple interest rate swap contracts which reduce the exposure to variability in cash flows relating to interest payments on a portion of its outstanding debt payments. These interest rate contracts are designated as cash flow hedges. The effective portion of the derivative’s gain or loss is initially reported in shareholders’ equity (as a component of accumulated other comprehensive income (loss)) and would be subsequently reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the gain or loss of a cash flow hedge would be reported in earnings. The Company does not have any derivatives outstanding that are not designated as hedges.

The Company has agreements with each of its derivative counterparties that contain a provision where the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company’s default on the indebtedness. If the Company had breached any of these provisions at September 30, 2014, it could have been required to settle its obligations under the agreements at their termination value. As of September 30, 2014, the termination value related to these agreements is a net liability position of $6.9 million. As of September 30, 2014, the Company has not posted any collateral related to these agreements.

12.	COMMITMENTS AND CONTINGENCIES

Amounts associated with contingencies are recorded as charges to earnings when management, after taking into consideration the facts and circumstances of each matter, including any settlement offers, has determined that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Litigation — Various claims and legal proceedings arise in the ordinary course of business and are pending against TASC and its properties. Based upon the information available, the Company believes that the resolution of any of these various claims and legal proceedings would not have a material adverse effect on its financial position, results of operations, or cash flows.

U.S. Government Investigations and Claims — Departments and agencies of the U.S. government have the authority to investigate various transactions and operations of TASC, and the results of such investigations may lead to administrative, civil, or criminal proceedings, the ultimate outcome of which could be fines, penalties, repayments, or compensatory or treble damages. U.S. government regulations provide that certain findings against a contractor may lead to suspension or debarment from future U.S. government contracts or the loss of export privileges. Under the terms of the Stock Purchase Agreement, the Company is indemnified for any losses and other liabilities arising out of any Defense Contract Audit Agency audit of the Company or subsidiary with respect to any period (or portion thereof) ending on or prior to the closing date of December 18, 2009. From the closing date until September 30, 2014, no additional liability has been recorded because any potential liability is not considered probable or estimable.

FIN - 40

Contract Performance Contingencies — Contract profit margins may include estimates of revenues not contractually agreed to between the customer and the Company for matters such as contract changes and negotiated settlements. These estimates are based upon management’s best assessment of the underlying causal events and circumstances, and are included in determining contract profit margins to the extent of expected recovery based on contractual entitlements and the probability of successful negotiation with the customer. As of September 30, 2014 and December 31, 2013, the amounts related to the aforementioned items are not material individually or in the aggregate.

Contract costs for services supplied under flexibly priced contracts to the U.S. Government, including indirect expenses, are subject to audit and subsequent adjustment by negotiations between the Company and U.S. Government representatives. Such audits for the years 2005 through 2013 have not yet been finalized. The audits for 2005 through 2013 are not expected to have a material effect on the Company’s financial position, results of operations, or cash flows.

******

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ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of October 28, 2014

Among

TASC PARENT CORPORATION,

TOUCAN MERGER CORPORATION I,

TOUCAN MERGER CORPORATION II,

ENGILITY HOLDINGS, INC.,

NEW EAST HOLDINGS, INC.

and

EAST MERGER SUB, LLC

Page
ARTICLE IV

Representations and Warranties of the Company		A-28

SECTION 4.01.	Organization, Standing and Power	A-28
SECTION 4.02.	Company Subsidiaries	A-29
SECTION 4.03.	Capital Structure	A-29
SECTION 4.04.	Authority; Execution and Delivery; Enforceability	A-30
SECTION 4.05.	No Conflicts; Consents	A-31
SECTION 4.06.	Financial Statements; Undisclosed Liabilities	A-32
SECTION 4.07.	Information Supplied	A-33
SECTION 4.08.	Absence of Certain Changes or Events	A-33
SECTION 4.09.	Taxes	A-33
SECTION 4.10.	Intended Tax Treatment	A-34
SECTION 4.11.	Benefits Matters; ERISA Compliance	A-34
SECTION 4.12.	Litigation	A-36
SECTION 4.13.	Compliance with Applicable Laws	A-36
SECTION 4.14.	Environmental Matters	A-37
SECTION 4.15.	Contracts	A-37
SECTION 4.16.	Properties	A-38
SECTION 4.17.	Intellectual Property	A-39
SECTION 4.18.	Labor Matters	A-39
SECTION 4.19.	Brokers’ Fees and Expenses	A-40
SECTION 4.20.	Insurance	A-40
SECTION 4.21.	Government Contracts	A-40
SECTION 4.22.	Affiliate Transactions	A-41
SECTION 4.23.	Financing	A-42
SECTION 4.24.	Merger Sub One and Merger Sub Two	A-42
SECTION 4.25.	Interested Stockholder	A-42
SECTION 4.26.	No Other Representations or Warranties	A-42

ARTICLE V

Covenants Relating to Conduct of Business		A-43

SECTION 5.01.	Conduct of Business	A-43
SECTION 5.02.	No Solicitation by the Company	A-48
SECTION 5.03.	No Solicitation by Parent; Parent Recommendation	A-49

ARTICLE VI

Additional Agreements		A-51

SECTION 6.01.	Preparation of the Form S-4 and the Proxy Statement/Consent Solicitation Statement; Parent Stockholders Meeting; and Merger Sub One Stockholders Meeting	A-51
SECTION 6.02.	Access to Information; Confidentiality	A-53
SECTION 6.03.	Required Actions	A-54
SECTION 6.04.	Stock Plans	A-56
SECTION 6.05.	Indemnification, Exculpation and Insurance	A-56
SECTION 6.06.	Certain Tax Matters	A-57
SECTION 6.07.	Transaction Litigation	A-58
SECTION 6.08.	Section 16 Matters	A-58
SECTION 6.09.	Public Announcements	A-58
SECTION 6.10.	Stock Exchange Listing	A-58
SECTION 6.11.	Employee Matters	A-59

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 28, 2014, among TASC Parent Corporation, a Delaware corporation (the “Company”), Toucan Merger Corporation I, a Delaware corporation (“Merger Sub One”), Toucan Merger Corporation II, a Delaware corporation and wholly-owned subsidiary of Merger Sub One (“Merger Sub Two”), Engility Holdings, Inc., a Delaware corporation (“Parent”), New East Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub Three”), and East Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Merger Sub Three (“Merger Sub Four”).

WHEREAS, the Board of Directors of the Company (the “Company Board”) and the Board of Directors of Parent (the “Parent Board”) propose to effect a business combination of the Company and Parent through the Transactions (as defined as below), following which Toucan Parent LLC (as defined below) will become a wholly owned subsidiary of Holdco (as defined below), and pursuant to which holders of Company Common Stock (as defined below) will receive a specified number of shares of Holdco Common stock (as defined below) as more fully described in this Agreement;

WHEREAS, the Company Board and the Parent Board have determined that this Agreement and the Transactions are advisable and in the best interests of the Company and Parent, respectively, and their respective stockholders, and by resolution duly adopted, have approved this Agreement;

WHEREAS, the Parent Board has recommended that the stockholders of Parent approve the East Merger and adopt this Agreement;

WHEREAS, the Company Board has recommended that the stockholders of the Company adopt this Agreement and approve the Transactions, including the Toucan Merger and the East/Toucan Merger (each as defined below);

WHEREAS, the board of directors of each of Merger Sub One, Merger Sub Two and Merger Sub Three, by resolutions duly adopted, have approved and adopted this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) each of (A) the Toucan Merger and the Toucan LLC Conversion (as defined below), taken together, (B) the East Merger and (C) the East/Toucan Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Parent, the Company, Merger Sub One and Merger Sub Three each will be a party to a reorganization within the meaning of Section 368(b) of the Code, and this Agreement is intended to be, and is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) for purposes of Sections 354, 361 and 368 of the Code;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, simultaneously with the execution of this Agreement, certain stockholders of the Company have entered into a voting and support agreement with Parent and the Company (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Voting Agreement”); and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

The Transactions

SECTION 1.01. The Transactions.

(a) Toucan Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), on the Closing Date at the Toucan Effective Time, Merger Sub Two shall be merged with and into the Company (the “Toucan Merger”). At the Toucan Effective Time, the separate corporate existence of Merger Sub Two shall cease and the Company shall continue as the surviving company in the Toucan Merger and as a wholly-owned subsidiary of Merger Sub One (“Toucan Surviving Company”).

(b) Toucan LLC Conversion. On the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 266 of the DGCL and Section 18-214 of the Limited Liability Company Act of the State of Delaware (the “DLLCA”), on the Closing Date at the Toucan Conversion Effective Time, Toucan Surviving Company shall be converted into a Delaware limited liability company (“Toucan Surviving LLC”) in accordance with Section 266 of the DGCL (the “Toucan LLC Conversion”).

(c) Pre-East Merger Debt Financing. On the Closing Date but prior to the East Effective Time, Parent shall cause Engility Corporation, a corporation organized under the Laws of Delaware and a wholly owned subsidiary of Parent (“Engility”), to borrow an aggregate amount of $585,000,000 in cash under a promissory note (the “Pre-East Merger Debt Financing”).

(d) Pre-East Merger Debt Repayment. On the Closing Date but prior to the East Effective Time and after the Pre-East Merger Debt Financing, Parent shall cause Engility to repay in full the aggregate amount then outstanding under the term loan and under the revolving credit facility, under the Existing East Credit Facility (the “Pre-East Merger Debt Repayment”).

(e) Pre-East Merger East Special Dividend. Prior to the East Effective Time and after the Pre-East Merger Debt Repayment, the board of directors of Engility shall, subject to applicable Law and its organizational documents, declare and cause to be paid a special cash dividend in an aggregate amount equal to $206,892,325 to Parent (the “Pre-East Merger East Special Dividend”).

(f) Pre-East Merger Parent Special Dividend. Prior to the East Effective Time, the Parent Board shall, subject to applicable Law and the Parent Charter and Parent By-laws, declare and cause to be paid a special cash dividend in an aggregate amount equal to $206,892,325 payable pro rata to the holders of Parent Common Stock (any such dividend, the “Pre-East Merger Parent Special Dividend”) with a record date and payment date determined by the Parent Board but which record date and payment date shall be after the satisfaction of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but which conditions would be satisfied (including the delivery of officers’ certificates without qualifications or exceptions) if such date were the Closing Date) but in any event prior to the East/Toucan Effective Time.

(g) East Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 253 of the DGCL, on the Closing Date at the East Effective Time, Parent shall be merged with and into Merger Sub Three (the “East Merger”). At the East Effective Time, the separate corporate existence of Parent shall cease and Merger Sub Three shall continue as the surviving company in the East Merger (“Holdco”).

(h) East/Toucan Merger. Following the payment of the Pre-East Merger Parent Special Dividend and on the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 264 of the DGCL and Section 18-209 of the DLLCA, on the Closing Date at the East/Toucan Effective Time, Merger Sub One shall be merged with and into Merger Sub Four (the “East/Toucan Merger” and, together with the Toucan Merger and the East Merger, the “Mergers”). At the East/Toucan Effective Time, the separate corporate existence of Merger Sub One shall cease and Merger Sub Four shall continue as the surviving limited liability company in the East/Toucan Merger (“Toucan Parent LLC”). The Toucan Merger, the Toucan LLC Conversion, the Pre-East Merger Debt Financing, the Pre-East Merger Debt Repayment, the Pre-East Merger East Special Dividend, the Pre-East Merger Parent Special Dividend, the East Merger and the East/Toucan Merger and the other transactions contemplated by this Agreement are collectively referred to in this Agreement as the “Transactions”.

SECTION 1.02. Closing. Concurrently with the making of the Delaware Filings with the Secretary of State of the State of Delaware, a closing (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, at 10:00 a.m., New York City time, on a date to be specified by the Company and Parent, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by applicable Law) waiver by the party or parties entitled to the benefits of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Times. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware:

(a) a certificate of merger for the Toucan Merger, executed in accordance with the relevant provisions of the DGCL (the “Toucan Certificate of Merger”) and shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Toucan Merger. The Toucan Certificate of Merger shall provide that the Toucan Merger shall become effective at the time of filing of the Toucan Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as is agreed to by the Company and Parent and specified in the Toucan Certificate of Merger (such time, the “Toucan Effective Time”);

(b) immediately following the Toucan Effective Time, a certificate of conversion and a certificate of formation for the Toucan LLC Conversion, executed in accordance with the relevant provisions of the DGCL and DLLCA (the “Certificate of Conversion”) and shall make all other filings required under the DGCL and the DLLCA or by the Secretary of State of the State of Delaware in connection with the Toucan LLC Conversion. The Certificate of Conversion shall provide that the Toucan LLC Conversion shall become effective at the time of filing of the Certificate of Conversion with the Secretary of State of the State of Delaware or at such later date and time as is agreed to by the Company and Parent specified in the Certificate of Conversion (such time, the “Toucan Conversion Effective Time”);

(c) concurrently with the filing of the Toucan Certificate of Merger, a certificate of ownership and merger for the East Merger, executed in accordance with the relevant provisions of the DGCL (the “East Certificate of Merger”), and shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the East Merger. The East Certificate of Merger shall provide that the East Merger shall become effective at the time of filing of the East Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as is agreed to by the Company and Parent and specified in the East Certificate of Merger (such time, the “East Effective Time”); and

(d) immediately following the latest to occur of the Toucan Effective Time, the Toucan Conversion Effective Time and the East Effective Time, a certificate of ownership and merger for the East/Toucan Merger, executed in accordance with the relevant provisions of the DGCL and the DLLCA (the “East/Toucan Certificate of Merger” and, together with the Toucan Certificate of Merger, the Certificate of Conversion and the East Certificate of Merger, the “Delaware Filings”), and shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the East/Toucan Merger. The East/Toucan Certificate of Merger shall provide that the East/Toucan Merger shall become effective at the time of filing of the East/Toucan Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as is agreed to by the Company and Parent and specified in the East/Toucan Certificate of Merger (such time, the “East/Toucan Effective Time”).

SECTION 1.04. Effects.

(a) The Toucan Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, at the Toucan Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub Two shall vest in Toucan Surviving Company as the surviving company in the Toucan Merger, and all debts, liabilities and duties of the Company and Merger Sub Two shall become the debts, liabilities and duties of Toucan Surviving Company as the surviving company in the Toucan Merger. After the consummation of the Toucan Merger, all references in this Agreement to the Company, including to Company Common Stock and Company Stock Options and other securities of the Company shall be deemed, where applicable, to be references to Merger Sub One and the same securities of Merger Sub One, and all references to stockholders of the Company shall be deemed to be references to stockholders of Merger Sub One (including for the purposes of Section 2.03(b)(i)).

(b) The Toucan LLC Conversion shall have the effects set forth in the DGCL and the DLLCA. Without limiting the generality of the foregoing, at the Toucan Conversion Effective Time, (i) Toucan Surviving LLC shall be deemed to be the same entity as the Company, (ii) all the property, rights, privileges, powers and franchises of the Company shall remain vested in Toucan Surviving LLC, and all debts, liabilities and duties of the Company shall remain attached to Toucan Surviving LLC and (iii) such property, rights, privileges, powers and franchises, and debts, liabilities and duties, shall not be deemed, as a consequence of the Toucan LLC Conversion, to have been transferred.

(c) The East Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, at the East Effective Time, all the property, rights, privileges, powers and franchises of Parent and Merger Sub Three shall vest in Holdco as the surviving company in the East Merger, and all debts, liabilities and duties of Parent and Merger Sub Three shall become the debts, liabilities and duties of Holdco as the surviving company in the East Merger.

(d) The Toucan/East Merger shall have the effects set forth in the DGCL and the DLLCA. Without limiting the generality of the foregoing, at the Toucan/East Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub One and Merger Sub Four shall vest in Toucan Parent LLC as the surviving company in the East/Toucan Merger, and all debts, liabilities and duties of Merger Sub One and Merger Sub Four shall become the debts, liabilities and duties of Toucan Parent LLC as the surviving company in the East/Toucan Merger.

SECTION 1.05. Organizational Documents.

(a) At the Toucan Effective Time, the Company Charter in effect immediately prior to the Toucan Effective Time shall be the certificate of incorporation of Toucan Surviving Company, until thereafter changed or amended as provided therein or by applicable Law. At the Toucan Effective Time, the Company Bylaws in effect immediately prior to the Toucan Effective Time shall be the bylaws of Toucan Surviving Company, until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Toucan Conversion Effective Time, Toucan Surviving LLC shall adopt a limited liability company agreement in a form customary for a single member, member-managed limited liability company that is treated as a disregarded entity separate from Merger Sub One for U.S. federal income tax purposes.

(c) Immediately prior to and at the East Effective Time, the certificate of incorporation in the form attached hereto as Exhibit A shall be the amended and restated certificate of incorporation of Holdco (the “Holdco Charter”) until thereafter changed or amended as provided therein or by applicable Law. At the East Effective Time, the by-laws in the form attached hereto as Exhibit B shall be the amended and restated by-laws of Holdco (the “Holdco Bylaws”) until thereafter changed or amended as provided therein or by applicable Law.

(d) At the East/Toucan Effective Time, the certificate of formation of Merger Sub Four in effect immediately prior to the East/Toucan Effective Time shall be the certificate of formation of Toucan Parent LLC, until thereafter changed or amended as provided therein or by applicable Law. At the East/Toucan Effective Time, the limited liability company agreement of Merger Sub Four in effect immediately prior to the East/Toucan Effective Time shall be the limited liability company agreement of Toucan Parent LLC, until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.06. Directors and Officers of the Parties Other than Holdco.

(a) The directors and officers of the Company immediately prior to the Toucan Effective Time shall be the directors and officers of Toucan Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) The officers of Toucan Surviving Company immediately prior to the Toucan Conversion Effective Time shall be the officers of Toucan Surviving LLC until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(c) The officers of Merger Sub One immediately prior to the East/Toucan Effective Time shall be the officers of Toucan Parent LLC until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.07. Holdco Board of Directors.

(a) Subject to Section 1.07(b), the directors and officers of Parent immediately prior to the East Effective Time shall be the directors and officers of Holdco until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) At or prior to the East/Toucan Effective Time, the Board of Directors of Holdco (the “Holdco Board of Directors”) shall take all actions as may be necessary, including securing resignations of existing members of the Holdco Board of Directors, to cause: (i) the number of directors constituting the full Holdco Board of Directors to be eleven (11) and (ii) the Holdco Board of Directors as of the East/Toucan Effective Time to be composed of: (A) the seven (7) directors of Parent immediately prior to the Closing (each, a “Parent Director Designee”) and (B) four (4) directors designated by the Company prior to the Closing (each, a “Company Director Designee”). At or prior to the East/Toucan Effective Time, the Holdco Board of Directors shall take all actions as may be necessary to appoint one Parent Director Designee and one Company Director Designee to serve as co-chairpersons of the Holdco Board of Directors.

SECTION 1.08. Additional Actions. If, at any time after the Toucan Conversion Effective Time, Toucan Surviving LLC or Toucan Parent LLC shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Toucan Surviving LLC or Toucan Parent LLC its right, title or interest in, to or under any of the rights, properties or assets of its predecessor(s) in the Transactions, or (ii) otherwise carry out the provisions of this Agreement, the officers of Toucan Surviving LLC or Toucan Parent LLC shall be authorized in the name and on behalf of Toucan Surviving LLC or Toucan Parent LLC, as the case may be, to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in Toucan Surviving LLC or Toucan Parent LLC, as the case may be, and otherwise to carry out the provisions of this Agreement.

ARTICLE II

Effect on the Capital Stock of the Constituent Entities;

Exchange of Certificates

SECTION 2.01. Effect on Capital Stock in the Toucan Merger.

(a) At the Toucan Effective Time, by virtue of the Toucan Merger and without any action on the part of the holders of any shares of capital stock of Merger Sub Two or the Company:

(i) Conversion of Company Common Stock. Each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Toucan Effective Time (other than Toucan Dissenting Shares) shall be automatically converted into and become the right to receive one share of common stock, par value $0.01 per share, of Merger Sub One (the “Merger Sub One Common Stock”) (the “First Merger Consideration”).

(ii) Conversion of Merger Sub Two Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub Two, issued and outstanding immediately prior to the Toucan Effective Time shall be automatically converted into and become the right to receive one share of common stock, par value $0.01 per share, of Toucan Surviving Company.

(iii) Cancellation of Merger Sub One Common Stock. Each share of Merger Sub One Common Stock issued and outstanding immediately prior to the Toucan Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Each of the Company and Merger Sub One shall take all actions as may be necessary so that at the Toucan Effective Time, (i) each Company Stock Option shall, automatically and without any action on behalf of the holder thereof, be converted into a stock option denominated in, or measured, in whole or in part, by the value of, shares of capital stock of Merger Sub One, (ii) all terms and conditions applicable to each such Company Stock Option immediately prior to the Toucan Effective Time shall, except as provided in the immediately preceding sentence, remain in effect immediately after the Toucan Effective Time, and (iii) Merger Sub One shall remain subject to the obligations of the Company with respect to any such Company Stock Option immediately after the Toucan Effective Time.

(c) Each certificate representing outstanding shares of Company Common Stock (other than Toucan Dissenting Shares) or other instruments representing any other Company Stock Option shall be deemed for all purposes, from and after the Toucan Effective Time, to represent the same number of shares of capital stock or other securities of Merger Sub One, as the case may be, into which such shares of Company Common Stock and Company Stock Options shall be converted in the Toucan Merger. Holders of such certificates or other instruments shall not be asked to surrender such certificates or instruments for cancellation. The registered owner on the books and records of the Company of all such certificates or other instruments shall have and be entitled to exercise all voting and other rights with respect to, and to receive dividends and other distributions upon, the shares of capital stock or other securities of Merger Sub One, as applicable, into which the shares of Company Common Stock (other than Toucan Dissenting Shares) and Company Stock Options shall be converted in the Toucan Merger.

(d) Notwithstanding any other provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Toucan Effective Time and which are held by stockholders who shall have not voted in favor of the Toucan Merger or consented thereto in writing and who shall have properly demanded and are entitled for appraisal of such shares in accordance with Section 262 of the DGCL (collectively, the “Toucan Dissenting Shares”) shall not be converted into or represent the right to receive the First Merger Consideration. Such stockholders instead shall only be entitled to receive payment of the appraised value of such shares of Company Common Stock held by them in accordance with the provisions of Section 262 of the DGCL, except that all Toucan Dissenting Shares held by stockholders who have failed to perfect or who effectively shall have waived, withdrawn, or otherwise are not entitled to, the right to appraisal of such shares of Company Common Stock under Section 262 of the DGCL shall thereupon be deemed to have been canceled and converted into and to have become exchangeable, as of the Toucan Effective Time, for the right to receive, without any interest thereon, the First Merger Consideration in the manner provided in Section 2.01(a)(i).

SECTION 2.02. Toucan LLC Conversion. At the Toucan Conversion Effective Time, by virtue of the Toucan LLC Conversion and without any action on the part of the holder of any shares of capital stock of Toucan Surviving Company, each issued and outstanding share of capital stock of Toucan Surviving Company shall be converted into one limited liability company interest of Toucan Surviving LLC.

SECTION 2.03. Effect on Capital Stock in East Merger and East/Toucan Merger.

(a) At the East Effective Time, by virtue of the East Merger and without any action on the part of the holder of any shares of capital stock of Parent or Merger Sub Three:

(i) Conversion of Parent Common Stock. Each share of common stock, par value $0.01 per share of Parent (the “Parent Common Stock”), issued and outstanding immediately prior to the East Effective Time shall be automatically converted into and become the right to receive one (the “Parent Exchange Ratio”) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of Holdco (“Holdco Common Stock”) (such consideration, the “East Per Share Merger Consideration”). From and after the East Effective Time, except as otherwise provided herein, all shares of Parent Common Stock outstanding immediately prior to the East Effective Time shall be cancelled upon their conversion and shall cease to exist and each holder of a certificate of Parent Common Stock (the “Parent Certificates”) and each holder of uncertificated shares of Parent Common Stock shall cease to have any rights with respect thereto, except that such Parent Certificate or uncertificated shares of Parent Common Stock shall represent only the right to receive the East Per Share Merger Consideration deliverable in respect of the shares of Parent Common Stock represented by such Parent Certificate or uncertificated share immediately prior to the East Effective Time and any dividends or other distributions to which holders become entitled upon the surrender of such Parent Certificate in accordance with Section 2.04, all to be issued in consideration therefor upon the surrender of such Parent Certificate or uncertificated share in accordance with Section 2.04.

(ii) Cancellation of Merger Sub Three Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub Three issued and outstanding immediately prior to the East Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) At the East/Toucan Effective Time, by virtue of the East/Toucan Merger and without any action on the part of the holder of any shares of capital stock of Merger Sub One or of any limited liability company interest of Merger Sub Four:

(i) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the East/Toucan Effective Time, other than any shares of Company Common Stock to be cancelled pursuant to Section 2.03(b)(ii), shall be automatically converted into and become the right to receive a number (rounded to the nearest ten-thousandth of a share) of validly issued, fully paid and nonassessable shares of Holdco Common Stock equal to the East/Toucan Exchange Ratio (the “Toucan Per Share Merger Consideration”). From and after the East/Toucan Effective Time, except as otherwise provided herein, all shares of Company Common Stock outstanding immediately prior to the East/Toucan Effective Time shall be cancelled upon their conversion and shall cease to exist and each holder of a certificate of Company Common Stock (the “Company Certificates”, together with the Parent Certificates, the “Certificates”) and each holder of uncertificated shares of Company Common Stock shall cease to have any rights with respect thereto, except that such Company Certificate or uncertificated shares of Company Common Stock shall represent only the right to receive the Toucan Per Share Merger Consideration deliverable in respect of the shares of Company Common Stock represented by such Company Certificate or uncertificated share immediately prior to the East/Toucan Effective Time and any cash in lieu of fractional shares of Holdco Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such Company Certificate in accordance with Section 2.04, all to be issued in consideration therefor upon the surrender of such Company Certificate or uncertificated share in accordance with Section 2.04, without interest.

(ii) Cancellation of Merger Sub One Owned Stock. Each issued share of Company Common Stock that is owned by Merger Sub One immediately prior to the East/Toucan Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Merger Sub Four Limited Liability Company Interest. Each limited liability company interest of Merger Sub Four outstanding immediately prior to the East/Toucan Effective Time shall remain outstanding.

SECTION 2.04. Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and the Pre-East Merger Parent Special Dividend (including the amount of the Pre-East Merger Parent Special Dividend payable to holders of Parent RSUs following the settlement thereof immediately after the Closing). Prior to the East Effective Time and after the payment of the Pre-East Merger East Special Dividend, Parent shall deposit with the Exchange Agent the Pre-East Merger Parent Special Dividend for payment in accordance with Section 1.01(f). At the Closing, Holdco shall deposit with the Exchange Agent, for the benefit of the holders of Parent Common Stock and Company Common Stock, for exchange in accordance with this Article II through the Exchange Agent, (i) an aggregate number of shares of Holdco Common Stock to be issued as Merger Consideration and (ii) an aggregate amount of cash, in each case, comprising the amounts required to be delivered pursuant to Sections 2.03, 2.04(d) and 2.04(f) in respect of shares of Parent Common Stock and Company Common Stock. Holdco agrees to make available directly or indirectly to the Exchange Agent from time to time as needed, any cash in lieu of fractional shares of Holdco Common Stock to be paid in consideration therefor to holders of Company Common Stock pursuant to Section 2.04(f) and any dividends or other distributions which a holder of Parent Common Stock or Company Common Stock, as applicable, has the right to receive pursuant to Section 2.04(d). All such Holdco Common Stock deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund”.

(b) Letter of Transmittal. Prior to the Closing, the Company will mail or will cause to be mailed to each holder of record of Company Common Stock a form of letter of transmittal, and as promptly as practicable after the Closing, Holdco shall cause the Exchange Agent to mail to each holder of record of Parent Common Stock, a form of letter of transmittal (in each case, the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or, for holders of uncertificated shares of Company Common Stock, only upon delivery of a duly, completely and validly executed Letter of Transmittal) to the Exchange Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as the Company or Holdco, as applicable, may specify subject to Parent’s or the Company’s reasonable approval, as applicable, prior to the Closing), together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Parent Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Exchange Agent, (ii) in the case of shares of Parent Common Stock held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent or (iii) in the case of shares of Company Common Stock represented by a Certificate, if applicable, the surrender of such Certificate for cancellation to the Exchange Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto or, in the case of uncertificated shares of Company Common Stock, the Letter of Transmittal only, duly completed and validly executed in accordance with the instructions thereto, in each case, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor (A) the East Per Share Merger Consideration into which such shares of Parent Common Stock have been converted pursuant to Section 2.03(a), (B) the Toucan Per Share Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.03(b), plus any cash in lieu of fractional shares which the holder of Company Common Stock has the right to receive pursuant to Section 2.04(f) and (C) in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.04(d). In the event of a transfer of ownership of Parent Common Stock or Company Common Stock which is not registered in the transfer records of Parent or the Company, as applicable, a certificate representing the proper number of shares of Holdco Common Stock pursuant to Section 2.03 and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.04(d) may be issued to a transferee, subject to the restrictions in the Holdco Charter, if the Certificate representing such Parent Common Stock or Company Common Stock (or, if such Parent Common Stock is held in book-entry form or if such Company Common Stock is uncertificated, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.04(c), each share of Parent Common Stock or Company Common Stock, as applicable, and any Certificate with respect thereto, shall be deemed, with respect to each share of Parent Common Stock, at any time from and after the East Effective Time and, with respect to each share of Company Common Stock, at any time from and after the East/Toucan Effective Time, to represent only the right to receive upon such surrender the East Per Share Merger Consideration or Toucan Per Share Merger Consideration, as applicable, which the holders of shares of Parent Common Stock or Company Common Stock were entitled to receive in respect of such shares pursuant to Section 2.03 (and, if applicable, cash in lieu of fractional shares pursuant to Section 2.04(f) and in respect of any dividends or other distributions pursuant to Section 2.04(d)). No interest will be paid or will accrue on the cash payable upon surrender of any Certificate (or shares of Parent Common Stock held in book-entry form) or delivery of any Letter of Transmittal.

(d) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Holdco Common Stock with a record date after the East Effective Time or East/Toucan Effective Time, as applicable, shall be paid to the holder of any unsurrendered Certificate (or shares of Parent Common Stock held in book-entry form or uncertificated shares of Company Common Stock) with respect to the shares of Holdco Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares will be paid to any holder of Company Common Stock pursuant to Section 2.04(f), until the surrender of such Certificate (or shares of Parent Common Stock held in book-entry form or uncertificated shares of Company Common Stock) in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such

Certificate (or shares of Parent Common Stock held in book-entry form or uncertificated shares of Company Common Stock), there shall be paid to the holder of the certificate representing whole shares of Holdco Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of cash payable in lieu of a fractional share of Holdco Common Stock to which such holder is entitled pursuant to Section 2.04(f) and the amount of dividends or other distributions with a record date after the East Effective Time or East/Toucan Effective Time, as applicable, theretofore paid with respect to such whole shares of Holdco Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the East Effective Time or East/Toucan Effective Time, as applicable, but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Holdco Common Stock.

(e) No Further Ownership Rights in Company Common Stock. The shares of Holdco Common Stock issued in accordance with the terms of this Article II upon conversion of any shares of Parent Common Stock or Company Common Stock shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Parent Common Stock or Company Common Stock. From and after the East Effective Time, there shall be no further registration of transfers on the stock transfer books of Parent that were outstanding immediately prior to the East Effective Time, and from and after the East/Toucan Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company or Merger Sub One, as applicable, that were outstanding immediately prior to the East/Toucan Effective Time. If, after the East Effective Time, any Certificates formerly representing shares of Parent Common Stock (or shares of Parent Common Stock held in book-entry form) or, after the East/Toucan Effective Time, any Certificates formerly representing shares of Company Common Stock (or uncertificated shares of Company Common Stock) are presented to Holdco or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) No Fractional Shares. No certificates or scrip representing fractional shares of Holdco Common Stock will be issued upon the conversion of Company Common Stock in the East/Toucan Merger pursuant to Section 2.03(b)(i). Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted in the East/Toucan Merger pursuant to Section 2.03(b)(i) who would otherwise have been entitled to receive a fraction of a share of Holdco Common Stock (after taking into account all shares of Company Common Stock exchanged by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the volume weighted average of the per share price of Parent Common Stock on the New York Stock Exchange (the “NYSE”) (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the five consecutive trading days ending on the third Business Day (including the date of the East Effective Time) prior to the date of the East Effective Time.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Parent Common Stock or Company Common Stock after the one-year anniversary of the Closing Date shall be delivered to Holdco, and any holder of Parent Common Stock or Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Holdco for payment of its claim for East Per Share Merger Consideration or Toucan Per Share Merger Consideration, as applicable, any cash in lieu of fractional shares, if applicable, and any dividends and distributions to which such holder is entitled pursuant to this Article II without any interest thereon.

(h) No Liability. None of Holdco, the Company, Parent, Merger Sub One, Merger Sub Two, Merger Sub Three, Merger Sub Four or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates immediately prior to such time on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Holdco, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Withholding Rights. Each of Holdco and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amounts required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Holdco, the posting by such Person of a bond, in such reasonable and customary amount as Holdco may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, as applicable, the East Per Share Merger Consideration or Toucan Per Share Merger Consideration, any cash in lieu of fractional shares, if applicable, and any dividends and distributions on the Certificate deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

Representations and Warranties of Parent

Parent represents and warrants to the Company as set forth in the statements contained in this Article III except as set forth in the Parent SEC Documents filed and publicly available after January 1, 2013 but prior to the date of this Agreement (the “Filed Parent SEC Documents”) (excluding any disclosures in the Filed Parent SEC Documents in any risk factors section, any forward-looking disclosure in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature, other than historical facts included therein) or in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify other sections in this Article III to the extent that it is reasonably apparent that such disclosure also qualifies or applies to such other sections.

SECTION 3.01. Organization, Standing and Power. Each of Parent, Merger Sub Three and Merger Sub Four and each of Parent’s other Subsidiaries (such other Subsidiaries of Parent, the “Parent Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Parent Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent, Merger Sub Three, Merger Sub Four and the Parent Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders, registrations, clearances and approvals (collectively, “Permits”) necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Parent Permits”), except where the failure to have such power or authority or to possess Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent, Merger Sub Three, Merger Sub Four and the Parent Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company, prior to execution of this Agreement, true and complete copies of (i) the restated certificate of incorporation of Parent, as amended, in effect as of the date of this Agreement (the “Parent Charter”) and the amended and restated bylaws of Parent (the “Parent By-laws”) and (ii) the organizational documents of each of Merger Sub Three and Merger Sub Four, in each case, as in effect on the date of this Agreement.

SECTION 3.02. Parent Subsidiaries.

(a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Parent Subsidiaries have been validly issued and are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all material Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 3.02(a) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Parent Subsidiaries.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

SECTION 3.03. Capital Structure.

(a) The authorized capital stock of Parent consists of 175,000,000 shares of common stock, par value $0.01 per share (“Parent Common Stock”), and 25,000,000 shares of preferred stock, par value $0.01 per share, (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on October 24, 2014, (i) 17,591,743 shares of Parent Common Stock were issued and outstanding (which includes 434,186 Parent Restricted Shares), (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) no shares of Parent Common Stock were held by Parent in its treasury and (iv) 693,550 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Stock Plans, including (A) 42,750 shares of Parent Common Stock issuable upon the exercise of outstanding Parent Stock Options (whether or not presently exercisable) and (B) 650,800 shares of Parent Common Stock issuable upon vesting or settlement of outstanding Parent RSUs. Except as set forth in this Section 3.03(a), at the close of business on October 24, 2014, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. From the close of business on October 24, 2014 to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent other than the issuance of Parent Common Stock upon the exercise of Parent Stock Options or upon the vesting of Parent RSUs or Parent Restricted Shares, in each case, outstanding at the close of business on October 24, 2014 and in accordance with their terms in effect at such time.

(b) All outstanding shares of Parent Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise or vesting of Parent Stock Options, Parent RSUs or Parent Restricted Shares will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent By-laws or any Contract to which Parent is a party or otherwise bound. The authorized capital stock of Holdco will consist of (i) 175,000,000 shares of Holdco Common Stock, plus that amount of shares issuable to holders of Company Common Stock in the East/Toucan Merger and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share. The shares of Holdco Common Stock constituting the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the certificate of incorporation or bylaws of Holdco or any Contract to which Holdco is a party or otherwise bound. Except as set forth above in this Section 3.03 or pursuant to the terms of this Agreement, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (y) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, or (z) any rights issued by or other obligations of Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Parent or any Parent Subsidiary. Other than (1) the acquisition by Parent of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of Parent Stock Options in order to pay the exercise price thereof, (2) the withholding of shares of Parent Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Parent Stock Plans and (3) the acquisition by Parent of awards granted pursuant to the Parent Stock Plans in connection with the forfeiture of such awards, there are not any outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Parent or any Parent Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote (collectively, “Parent Voting Debt”). Other than as contemplated by this Agreement or the Transactions, neither Parent nor any of the Parent Subsidiaries is a party to any (i) voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent or (ii) agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Parent or any of the Parent Subsidiaries.

(c) Merger Sub Three’s authorized capital stock consists solely of 1,000 shares of common stock, par value $0.01 per share, of which, as of the date of this Agreement, 1,000 shares were issued and outstanding and none were reserved for issuance. All of the outstanding shares of common stock of Merger Sub Three are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and are held of record by Parent, free and clear of any Liens. Merger Sub Four’s authorized capital consists of a single class of limited liability company interests, all of which, as of the date of this Agreement, were issued and outstanding. All of the limited liability company interests of Merger Sub Four are duly authorized, validly issued and free of preemptive rights and are held of record by Merger Sub Three, free and clear of any Liens.

(d) As of the date hereof, neither Parent nor any Parent Subsidiary owns any shares of Company Common Stock.

SECTION 3.04. Authority; Execution and Delivery; Enforceability.

(a) Each of Parent, Merger Sub Three and Merger Sub Four has all requisite corporate or company power and authority to execute and deliver this Agreement and, subject to (i) receipt of the Parent Stockholder Approval with respect to the East Merger and (ii) approval of this Agreement by Merger Sub Three in its capacity as the sole member of Merger Sub Four with respect to the East/Toucan Merger, to perform its obligations hereunder and to consummate the Transactions to which it is a party. The Parent Board has unanimously adopted resolutions (i) determining that the terms of this Agreement and the Transactions to which Parent is a party are advisable and in the best interests of Parent and its stockholders, (ii) approving the East Merger and this Agreement and the Transactions to which Parent is a party and (iii) recommending that the stockholders of Parent approve the East Merger and adopt this Agreement (the “Parent Recommendation”) and directing that the East Merger be submitted to Parent’s stockholders for approval at a duly held meeting of such stockholders for such purpose (the “Parent Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for (i) the approval of the East Merger and this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock, represented in person or by proxy, at the Parent Stockholders Meeting (the approval of the East Merger and adoption of this Agreement, the “Parent Stockholder Approval”) and (ii) the approval of this Agreement by Merger Sub Three in its capacity as the sole member of Merger Sub Four with respect to the East/Toucan Merger, no other corporate proceedings on the part of Parent, Merger Sub Three or Merger Sub Four are necessary to authorize, adopt, or approve, as applicable, this Agreement or to consummate the Transactions to which Parent, Merger Sub Three and Merger Sub Four are a party (except for the filing of the appropriate merger documents as required by the DGCL). Each of Parent, Merger Sub Three and Merger Sub Four has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, Merger Sub One or Merger Sub Two, this Agreement constitutes its legal, valid and binding obligation, enforceable against each of Parent, Merger Sub Three and Merger Sub Four in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) Assuming the accuracy of the representation in Section 4.25, prior to the date of this Agreement, Parent and the Parent Board have taken all action necessary to exempt each of the execution and delivery of this Agreement and the Transactions under, or make not subject, to (i) the provisions of Section 203 of the DGCL,

(ii) any other applicable “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation or (iii) any provision of the organizational documents of Parent and the Parent Subsidiaries that would require any corporate approval other than that otherwise required by the DGCL or other applicable state Law.

SECTION 3.05. No Conflicts; Consents.

(a) The execution and delivery of this Agreement by Parent, Merger Sub Three and Merger Sub Four does not, and the performance by Parent, Merger Sub Three and Merger Sub Four of their respective obligations hereunder and the consummation of the Transactions will not, (i) conflict with, or result in any violation of any provision of, the Parent Charter, the Parent By-laws, the certificate of incorporation or bylaws of Merger Sub Three, the certificate of formation or limited liability company agreement of Merger Sub Four or the comparable charter or organizational documents of any Parent Subsidiary (assuming that the Parent Stockholder Approval and the approval of this Agreement by Merger Sub Three in its capacity as the sole member of Merger Sub Four are obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument (each, excluding any Parent Benefit Plan or Company Benefit Plan, a “Contract”) to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or any Parent Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 3.05(b), any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation of any Governmental Entity (“Law”), in each case, applicable to Parent or any Parent Subsidiary or their respective properties or assets (assuming that the Parent Stockholder Approval and the approval of this Agreement by Merger Sub Three in its capacity as the sole member of Merger Sub Four are obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 3.05(a), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (iv) of the definition of the term “Material Adverse Effect”, shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such effects were not otherwise excluded from determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

(b) No consent, approval, clearance, waiver, Permit or order (“Consent”) of or from, or registration, declaration, notice or filing made to or with any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent, Merger Sub Three, Merger Sub Four or any Parent Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Transactions, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement/Consent Solicitation Statement in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of the registration statement on Form S-4 in connection with the issuance by Holdco of the Merger Consideration, in which the Proxy Statement/Consent Solicitation Statement will be included as a prospectus (such registration statement as it may be amended or supplemented and including any such amendments or supplements, the “Form S-4”), and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, and the Transactions, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (iii) (A) the Parent Stockholder Approval and (B) approval of this Agreement by Merger Sub Three in its capacity as the sole member of Merger Sub Four, (iv) the filing of the East Certificate of Merger and the East/Toucan Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (v) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Holdco Common Stock to be issued as the Merger Consideration, (vi) such filings with and approvals of the NYSE as are required to permit the consummation of the Mergers and the listing of the shares of Holdco Common Stock to be issued as the Merger Consideration and (vii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that for purposes of this Section 3.05(b), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (iv) of the definition of the term “Material Adverse Effect”, shall not be excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such effects were not otherwise excluded from determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

SECTION 3.06. SEC Documents; Undisclosed Liabilities.

(a) Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since January 1, 2013 (such documents, together with any documents filed with the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement/Consent Solicitation Statement and the Form S-4, being collectively referred to as the “Parent SEC Documents”).

(b) Each Parent SEC Document (i) at the time filed, complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except (i) as reflected or reserved against in Parent’s consolidated unaudited balance sheet as of June 30, 2014 (or the notes thereto) as included in the Filed Parent SEC Documents, (ii) for liabilities and obligations incurred since June 30, 2014 in the ordinary course of business and (iii) for liabilities and obligations incurred as permitted by this Agreement, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) Each of the chief executive officer of Parent and the chief financial officer of Parent (or each former chief executive officer of Parent and each former chief financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX. None of Parent or any of the Parent Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s properties or assets.

(f) Parent is, and since January 1, 2013 has been, in compliance in all material respects with the applicable listing and corporate governance rules and requirements of the NYSE.

(g) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(h) Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Parent Subsidiaries in Parent’s or such Parent Subsidiary’s published financial statements.

(i) Since January 1, 2013, none of Parent, Parent’s independent accountants, the Parent Board or the audit committee of the Parent Board has received any oral or written notification of any (x) “significant deficiency” in the internal controls over financial reporting of Parent, (y) “material weakness” in the internal controls over financial reporting of Parent or (z) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(j) None of the Parent Subsidiaries is, or has at any time since January 1, 2013 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

SECTION 3.07. Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement/Consent Solicitation Statement will, at the date it is first mailed to each of Parent’s stockholders and the Company’s stockholders or at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Consent Solicitation Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

SECTION 3.08. Absence of Certain Changes or Events. From January 1, 2014 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. From January 1, 2014 to the date of this Agreement, except for actions taken in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement, Parent and the Parent Subsidiaries have conducted the business of Parent and the Parent Subsidiaries in the ordinary course in all material respects.

SECTION 3.09. Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and each Parent Subsidiary (a) has duly and timely filed, or caused to be filed, taking into account any extensions, all Tax Returns required to have been filed by it and such Tax Returns are true, correct and complete and (b) has duly and timely paid all Taxes required to have been paid by it (including any Taxes required to be withheld from amounts owing to any employee, creditor, stockholder or other third party), except in each case of clauses (a) and (b), with respect to matters contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the Parent SEC Documents.

SECTION 3.10. Intended Tax Treatment. Neither Parent nor any Parent Subsidiary has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede either the East Merger or the East/Toucan Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

SECTION 3.11. Benefits Matters; ERISA Compliance.

(a) Section 3.11(a) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying any material Parent Benefit Plan. Parent has delivered or made available to the Company true and complete copies of (i) all material Parent Benefit Plans or, in the case of any unwritten material Parent Benefit Plan, a description thereof, (ii) the most recent annual report on Form 5500 (other than Schedule SSA thereto) filed with the Internal Revenue Service (the “IRS”) with respect to each material Parent Benefit Plan (if any such report was required), (iii) the most recent summary plan description and subsequent summaries of material modifications (“SMM”) for each material Parent Benefit Plan for which such summary plan description or SMM is required, (iv) each trust agreement and group annuity contract relating to any material Parent Benefit Plan and (v) the most recent financial statements and actuarial reports for each Parent Benefit Plan (if any). For purposes of this Agreement, “Parent Benefit Plans” means, collectively (A) all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), other than any plan which is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, arrangements or understandings providing, or designed to provide, material benefits to any current or former directors, officers, employees or consultants of Parent or any Parent Subsidiary and (B) all employment, independent contractor, consulting, indemnification, severance, retention, change of control or termination agreements or arrangements between Parent or any Parent Subsidiary and any current or former directors, officers, employees, independent contractors or consultants of Parent or any Parent Subsidiary.

(b) All Parent Benefit Plans which are intended to be qualified under Section 401(a) of the Code have been the subject of, have timely applied for or have not been eligible to apply for, as of the date of this Agreement, determination letters from the IRS to the effect that such Parent Benefit Plans and the trusts created thereunder are so qualified, and no such determination letter has been revoked nor, to the Knowledge of Parent, has revocation been threatened, nor has any such Parent Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification.

(c) Except as set forth in Section 3.11(c) of the Parent Disclosure Letter, neither Parent, any Parent Subsidiary nor any trade or business (whether or not incorporated) which is or has since January 1, 2010 been treated as a single employer or under common control with any of them under Section 414 of the Code (“Parent ERISA Affiliate”) has, or since January 1, 2010 had, contributed to, or been required to contribute to, any employee benefit plan subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code or Section 4971 of the Code (a “Parent Pension Plan”) or has any liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any Multiemployer Plan. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) no Parent Pension Plan has failed to meet any “minimum funding standards”, as applicable (as such terms are defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, (iii) none of Parent, any Parent Subsidiary, any officer of Parent or any Parent Subsidiary or any Parent Benefit Plans which are subject to ERISA, including the Parent Pension Plans, any trust created thereunder or, to the Knowledge of Parent, any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject Parent, any Parent Subsidiary or any officer of Parent or any Parent Subsidiary to the Tax or penalty on prohibited transactions imposed by the Code, ERISA or other applicable Law, (iv) no Parent Pension Plans or related trusts have been terminated, nor is there any intention or expectation to terminate any Parent Pension Plans or related trusts, (v) no Parent Pension Plans or related trusts are the subject of any proceeding by any Person, including any Governmental Entity, that would reasonably be expected to result in a termination of any Parent Pension Plan or related trust, and (vi) there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA) with respect to any Parent Pension Plan during the last six years as to which the 30-day advance-notice requirement has not been waived.

(d) With respect to each Parent Benefit Plan that is an employee welfare benefit plan (including any “health reimbursement account”), such Parent Benefit Plan (including any Company Benefit Plan covering retirees or other former employees) may be amended to reduce benefits or limit the liability of Parent or Parent Subsidiaries or terminated, in each case, without material liability to the Company and its Subsidiaries on or at any time after the East/Toucan Effective Time.

(e) Except as set forth in Section 3.11(e) of the Parent Disclosure Letter, no Parent Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law where the cost thereof is borne entirely by the former employee (or his or her eligible dependents or beneficiaries)).

(f) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Parent Benefit Plan and (ii) Parent and each of the Parent Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to Parent Benefit Plans.

(g) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, there are no pending or, to the Knowledge of Parent, threatened claims by or on behalf of any participant in any of Parent Benefit Plans, or otherwise involving any such Parent Benefit Plan or the assets of any Parent Benefit Plan, other than routine claims for benefits.

(h) Except as provided by this Agreement or pursuant to applicable Law, and except as set forth in Section 3.11(h) of the Parent Disclosure Letter, none of the execution and delivery of the this Agreement, the obtaining of the Parent Stockholder Approval or the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the East/Toucan Effective Time) will (A) entitle any current or former director, officer, employee or consultant of Parent or any of the Parent Subsidiaries to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Parent Benefit Plan, (C) result in any breach or violation of, default under or limit Parent’s right to amend, modify or terminate any Parent Benefit Plan or (D) result in any “parachute payment” under Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(i) Since January 1, 2011, there has been, and in connection with the consummation of the transactions contemplated hereby there will be, no disallowance of a deduction under Section 162(m) or 280G of the Code for any amount paid or payable by Parent or any Parent Subsidiary as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(j) Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has since (i) January 1, 2012 been maintained and operated in good faith compliance with Section 409A of the Code and Notice 2005-1 and (ii) January 1, 2012, been in documentary and operational compliance in all material respects with Section 409A of the Code.

(k) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, all contributions required to be made to any Parent Benefit Plan by applicable Law, regulation, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements set forth in the Parent SEC Documents. Each Parent Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(l) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, there does not now exist, nor do any circumstances exist that are reasonably likely to result in, any Controlled Group Liability that would be a liability of Parent or any Parent Subsidiary following the Closing, other than any such Controlled Group Liability relating to any Parent Benefit Plan. Without limiting the generality of the foregoing, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary, nor any of their respective Parent ERISA Affiliates, has engaged in any transaction described in (i) Section 4069 or (ii) Section 4204 or 4212 of ERISA with respect to any Multiemployer Plans.

SECTION 3.12. Litigation. There is no suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. There is no, Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or any Parent Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 3.13. Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are, and since January 1, 2012 have been, in compliance with all applicable Laws and Parent Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, there is no, and since January 1, 2012, there has been no, action, demand or investigation by or before any Governmental Entity pending or, to the Knowledge of Parent, threatened alleging that Parent or a Parent Subsidiary is not in compliance with any applicable Law or Parent Permit or which challenges or questions the validity of any rights of the holder of any Parent Permit. Parent is, and, to the Knowledge of Parent, its directors, officers, employees and agents are, and since January 1, 2012 have been, in compliance with the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and any rules and regulations thereunder. This section does not relate to Tax matters, employee benefit matters or environmental matters. Parent and its Subsidiaries are, and at all times during the past three (3) years have been, in compliance in all material respects with all statutory and regulatory requirements under the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 C.F.R. 120 et seq.), the Export Administration Regulations (15 C.F.R. 730 et seq.) and associated executive orders, and the laws implemented by the Office of Foreign Assets Controls, United States Department of the Treasury (collectively, the “Export Control Laws”), other than voluntary disclosures that do not result in any action on the part of any Governmental Entity. During the past three (3) years, neither Parent nor its Subsidiaries has received any written or, to the Knowledge of Parent, oral communication from any Governmental Entity alleging that it is not in compliance with the Export Control Laws.

SECTION 3.14. Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and the Parent Subsidiaries are and, since January 1, 2010 and, to the Knowledge of Parent, at any prior time, have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required pursuant to any Environmental Law;

(b) there are no Environmental Claims pending against or, to the Knowledge of Parent, threatened against or affecting, Parent or any of the Parent Subsidiaries;

(c) there has been no Release of, or exposure to, any Hazardous Material that, to the Knowledge of Parent, would reasonably be expected to form the basis of any Environmental Claim against Parent or any of the Parent Subsidiaries or against any Person whose liabilities for such Environmental Claim Parent or any of Parent Subsidiaries has, or may have, retained or assumed, via a contractual indemnity or, to the Knowledge of Parent, by operation of law; and

(d) Parent and the Parent Subsidiaries have made available to the Company true and complete copies of all environmental assessments, audits, studies, reports and analyses containing material information with respect to Parent and the Parent Subsidiaries, the Parent Properties or real property formerly owned, leased or operated by Parent or any of the Parent Subsidiaries, and all material correspondence related to any current or outstanding material liabilities of Parent or any of the Parent Subsidiaries under Environmental Laws or regarding Hazardous Material, to the extent such documentation is in Parent’s or any of the Parent Subsidiaries’ possession, custody or control.

SECTION 3.15. Contracts.

(a) Except for this Agreement, neither Parent nor any Parent Subsidiary is a party to any Contract required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Parent Contract”) that has not been so filed.

(b) Section 3.15 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and Parent has made available to the Company true and complete copies, of (i) each agreement, Contract, understanding, or undertaking to which Parent or any of the Parent Subsidiaries is a party that (A) restricts the ability of Parent or the Parent Subsidiaries to compete in any business or with any Person in any geographical area in a manner that is material to Parent and the Parent Subsidiaries, taken as a whole or (B) would, to the Knowledge of Parent, restrict in any material respect the ability of the Company or any of the Company Subsidiaries to compete in any business or with any Person in any geographical area after the East/Toucan Effective Time, (ii) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any material Indebtedness of Parent or any of the Parent Subsidiaries is outstanding or may be incurred, other than any such agreement between or among Parent and the wholly owned Parent Subsidiaries, (iii) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which Parent or any of the Parent Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, material to Parent and the Parent Subsidiaries, taken as a whole, and (iv) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by Parent or any of the Parent Subsidiaries, other than in the ordinary course of business, of any material business or any material amount of assets (excluding dispositions or acquisitions which were consummated prior to the date of this Agreement and with respect to which there is no ongoing liability or obligation to Parent or any Parent Subsidiaries). Each agreement, Contract, understanding or undertaking of the type described in this Section 3.15(b) and each Filed Parent Contract is referred to herein as a “Parent Material Contract”.

(c) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Material Contract (including, for purposes of this Section 3.15(c), any Contract entered into after the date of this Agreement that would have been a Parent Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of Parent or one of the Parent Subsidiaries, as the case may be, and, to the Knowledge of

Parent, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Parent Material Contract is in full force and effect and (iii) none of Parent or any of the Parent Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Parent Material Contract and, to the Knowledge of Parent, no other party to any such Parent Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

SECTION 3.16. Properties.

(a) Parent and each Parent Subsidiary has good, valid, insurable and marketable fee simple title to the Owned Parent Properties and good and valid leasehold interest in the Leased Parent Properties (together with the Owned Parent Properties, the “Parent Properties”), except (i) for Liens permitted by the penultimate sentence of this Section 3.16(a) and (ii) in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. The Parent Properties and all components of all buildings, structures and other improvements located thereon are, in all respects, adequate and sufficient, and in satisfactory operating condition, to support the operations of Parent and the Parent Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Section 3.16(a) of the Parent Disclosure Letter lists, as of the date hereof, each parcel of Owned Parent Property. All of the Owned Parent Properties are owned and all Leased Parent Properties are leased free and clear of all Liens, except for (i) Liens (other than in connection with borrowed money) on Parent Properties that, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such Parent Property to which they relate in the conduct of Parent and the Parent Subsidiaries as presently conducted, (ii) Permitted Liens and (iii) Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. To Parent’s Knowledge, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties the right of use or occupancy of any material portion of the Owned Parent Properties. This Section 3.16(a) does not relate to Intellectual Property Rights matters, which are the subject of Section 3.17.

(b) Section 3.16(b) of the Parent Disclosure Letter lists, as of the date hereof, each parcel of Leased Parent Property. Parent and each of the Parent Subsidiaries has complied with the terms of all leases, subleases and licenses entitling it to the use or occupancy of real property owned by third parties where Parent or any of its Subsidiaries holds an interest as tenant (the “Parent Leases”), and all the Parent Leases are valid and in full force and effect, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each Parent Subsidiary is in exclusive possession of the properties or assets purported to be leased under all the Parent Leases, except for (i) such failures to have such possession of material properties or assets as, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material assets to which they relate in the conduct of Parent’s and the Parent Subsidiaries’ business as presently conducted and (ii) failures to have such possession of properties or assets as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Except as set forth on Section 3.16(b) of the Parent Disclosure Letter, to Parent’s Knowledge, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties (other than Parent or a Parent Subsidiary) the right of use or occupancy of any material portion of any premises subject to a Parent Lease.

SECTION 3.17. Intellectual Property. Section 3.17 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all registrations and pending applications for material Intellectual Property Rights owned by Parent and the Parent Subsidiaries and used in the operation of their businesses as currently conducted. Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect: (a) Parent and the Parent Subsidiaries exclusively own their material proprietary Intellectual Property Rights, free and clear of all Liens, and own, or are validly licensed or otherwise have the right to use, all other Intellectual Property Rights used in or necessary for their business as presently conducted; (b) No actions, suits or other proceedings are pending or, to the Knowledge of Parent, threatened (i) that allege that Parent or any of the Parent Subsidiaries is infringing, misappropriating or otherwise violating any Person’s Intellectual

Property Rights, or (ii) challenging the use, ownership, validity, or enforceability of any Intellectual Property Rights owned (or purported to be owned) by Parent or any of the Parent Subsidiaries; (c) To the Knowledge of Parent, neither the use or practice of any Intellectual Property Rights by Parent or any Parent Subsidiary, the operation of their businesses as currently conducted (including the design, development, manufacturing, reproduction, marketing, importation, distribution, licensing, offer for sale, sale, delivery or use of any products and services of Parent or any Parent Subsidiary) nor the current business practices or methods of Parent or any Parent Subsidiary has infringed, misappropriated, used without authorization or otherwise violated or currently infringes, misappropriates, uses without authorization, or otherwise violates any Intellectual Property Right of any Person; (d) To the Knowledge of Parent, no Person is infringing, misappropriating or otherwise violating any Intellectual Property Right owned by Parent or any of the Parent Subsidiaries; (e) Each of Parent and the Parent Subsidiaries have taken reasonable security measures to protect the confidentiality of all trade secrets owned by Parent or any Parent Subsidiary and no such trade secrets have been authorized to be disclosed or actually disclosed to any Person other than pursuant to valid and enforceable written non-disclosure agreements restricting the disclosure and use thereof; (f) Since January 1, 2013, no prior or current employee or officer or any prior or current consultant or contractor of Parent or any of the Parent Subsidiaries has asserted or, to the Knowledge of Parent, has any ownership in any Intellectual Property Rights owned by Parent or any of the Parent Subsidiaries; (g) No funding, facilities, personnel, consultants or contractors of any Governmental Entity or any university, college, other educational institution or research center were used in the development of any Intellectual Property Rights owned by the Company or any of its Subsidiaries where, as a result thereof, the Governmental Entity, university, college, other educational institution or research center has any rights in such Intellectual Property Rights; (h) To the Knowledge of Parent, no open source, freeware or similar software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the development, maintenance, operation, delivery or provision of any software owned by Parent or any Parent Subsidiary, in each case, in a manner that subjects any source code or related materials for any such software to any requirement or obligation to be made available, disclosed, contributed, distributed or licensed to any Person (including the open source community); (i) The computer software, systems, servers, network equipment and other information technology systems owned, leased or licensed (“IT Systems”) by Parent or any Parent Subsidiaries are adequate and sufficient for the conduct and operation of their businesses and each of Parent and the Parent Subsidiaries has taken reasonable measures to maintain the performance, security and integrity of the IT Systems; (j) During the two (2) year period prior to the date hereof, to the Knowledge of Parent, there has been no failure or unauthorized access to or use of any IT Systems; (k) Each of Parent and the Parent Subsidiaries has reasonable back-up and disaster recovery arrangements in the event of a failure of the IT Systems that are, at a minimum, in accordance with standard industry practice; (l) The consummation of the transactions contemplated hereby will not result in the loss or impairment of Parent’s or any Parent Subsidiary’s right to own or use any Intellectual Property Rights.

SECTION 3.18. Labor Matters. As of the date of this Agreement, Section 3.18 of the Parent Disclosure Letter sets forth a true and complete list of all collective bargaining or other labor union contracts applicable to any employees of Parent or any of the Parent Subsidiaries. To the Knowledge of Parent, no labor organization or group of employees of Parent or any Parent Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of Parent, there are no material organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving Parent or any Parent Subsidiary. None of Parent or any of the Parent Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract applicable to any employees of Parent or any of the Parent Subsidiaries, except for any breaches or failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. There are no written grievances or written complaints by represented employees of Parent or its Subsidiaries and, to the Knowledge of Parent, no such grievances or complaints are threatened, in each case, that individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent

Subsidiary has entered into any agreement, arrangement or understanding, whether written or oral, with any union, trade union, works council or other employee representative body or any material number or category of its employees which would prevent, restrict or materially impede the consummation of the Transactions or the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them). No labor organization or group of employees represents or, to the Knowledge of Parent, purports to represent any employees of Parent or any of the Parent Subsidiaries with respect to their service to Parent or any of the Parent Subsidiaries.

SECTION 3.19. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Barclays Capital Inc. (“Barclays”) and Lazard Frères & Co. LLC (“Lazard” and, together with Barclays, the “Parent Financial Advisors”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent. Prior to the execution of this Agreement, Parent has furnished to the Company true and complete copies of all agreements between or among Parent and the Parent Financial Advisors relating to the Transactions.

SECTION 3.20. Opinions of Financial Advisors.

(a) The Parent Board has received an opinion from Lazard to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and conditions set forth therein, the East Per Share Merger Consideration, together with the Pre-East Merger Parent Special Dividend, to be received by holders of Parent Common Stock in the Transactions, after giving effect to the East/Toucan Merger, is fair, from a financial point of view to such holders.

(b) The Parent Board has received an opinion from Barclays to the effect that, as of the date of such opinion, taking into account the Parent Exchange Ratio and the Pre-East Merger Parent Special Dividend and subject to the assumptions, limitations, qualifications and conditions set forth therein, the East/Toucan Exchange Ratio to be paid by Holdco is fair, from a financial point of view, to Parent and, accordingly, to the holders of Parent Common Stock.

SECTION 3.21. Government Contracts.

(a) To Parent’s Knowledge, each Government Contract the period for performance of which has not yet expired or been terminated (collectively, the “Current Government Contracts”) is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms against Parent. To Parent’s Knowledge, each Current Government Contract was awarded in compliance with applicable law.

(b) Except as set forth on Section 3.21(b) of the Parent Disclosure Letter, with respect to any Government Contracts, to the Knowledge of Parent, there has been no (i) civil fraud or criminal investigation by any Governmental Entity during the past five (5) years, (ii) suspension or debarment proceeding (or equivalent proceeding) against Parent, any of its Subsidiaries or any of their respective Principals (as defined in FAR 52.209-5), (iii) request by a Governmental Entity for a contract price adjustment since January 1, 2012 based on a claimed disallowance by an applicable Governmental Entity or claim of defective certified cost or pricing data in excess of $5,000,000, or (iv) dispute between Parent or any of its Subsidiaries and a Governmental Entity which, since January 1, 2012, has resulted in a government contracting officer’s final decision where the amount in controversy exceeds or is expected to exceed $500,000.

(c) Except as set forth on Schedule 3.21(c) of the Parent Disclosure Letter, since January 1, 2012, no termination for default, cure notice, or show cause notice has been issued by any Governmental Entity or by any prime contractor or subcontractor, in writing or, to the Knowledge of Parent, orally, with respect to performance by Parent or any of its Subsidiaries as a prime contractor or subcontractor of any portion of the obligation of a Government Contract which would be material to Parent or any of its Subsidiaries.

(d) Neither Parent nor any of its Subsidiaries has any outstanding Government Bid that, if accepted or awarded, is expected to result in a Contract Loss greater than $250,000 to Parent or its Subsidiaries. Except as set forth on Section 3.21(d) of the Parent Disclosure Letter, none of Parent and its Subsidiaries is a party to any

Government Contract which is expected to result in a Contract Loss greater than $250,000 to Parent or its Subsidiaries. “Contract Loss” means, with respect to a Government Contract, the amount equal to (i) direct costs and fringe costs and expenses (excluding overhead and general and administrative costs and expenses) less (ii) revenue (including in all cases the application of all customer credits, incentive programs and/or incentive payments).

(e) Since January 1, 2012, neither Parent nor any of its Subsidiaries has made a mandatory or voluntary disclosure to any Governmental Entity with respect to any suspected, alleged or possible breach, violation, irregularity, mischarging, misstatement or other act or omission arising under or relating to any Government Contract or Government Bid which would reasonably be expected to result in material liability to Parent.

(f) To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has performed any material activities under any Government Contract or Government Task Order determined to be an Organizational Conflict of Interest (“OCI”) as defined in Federal Acquisition Regulation (“FAR”) subpart 9.5 and/or any other agency supplement with any other Government Contract of Parent or any Parent Subsidiary, except with consent or approval of the Government or pursuant to an OCI mitigation plan.

(g) Parent and its Subsidiaries (and to Parent’s Knowledge, their employees who hold personnel security clearances) possess all required facility security clearances to perform the Government Contracts and Government Task Orders and are in compliance with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (February 2006), and any supplements, amendments or revised editions thereof (“NISPOM”) except when such noncompliance would not reasonably be expected to result in material liability to Parent or any of its Subsidiaries.

(h) To Parent’s Knowledge, the business and cost accounting systems of Parent and its Subsidiaries are in compliance in all material respects with applicable laws and have not been determined in writing by any Governmental Entity not to be in compliance with any applicable laws.

(i) Since January 1, 2012, neither Parent nor any of its Subsidiaries has received adverse audit findings from the Defense Contract Audit Agency, the Defense Contract Management Agency or any other Governmental Entity that remain unresolved and that are expected to result in a liability in excess of $1,000,000 to Parent or any of its Subsidiaries beyond what has been reserved on Parent’s books and records.

SECTION 3.22. Insurance. Each of Parent and the Parent Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each insurance policy of Parent or any Parent Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy are purported to be in effect, and (ii) neither Parent nor any of the Parent Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy. There is no claim by Parent any of the Parent Subsidiaries pending under any such policies that (a) to the Knowledge of Parent, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (b) if not paid would constitute a Parent Material Adverse Effect.

SECTION 3.23. Financing. Parent has furnished the Company with a true, accurate and complete copy of the executed Parent Debt Commitment Letter, dated as of the date hereof, among the Parent Debt Financing Sources and any fee letters related thereto (provided, that provisions in such fee letters may be redacted in the manner required therein (none of which redacted provisions adversely affect the availability of or impose additional conditions on, the availability of Parent Debt Financing (as defined below) at the Closing (such commitment letter(s) and related term sheets, including all exhibits, schedules and annexes thereto, including any replacement or amendment thereof that is consented to by the Company, and each such fee letter, collectively, the “Parent Debt Commitment Letter”) to provide, subject to the terms and conditions therein, debt financing in the aggregate amount set forth therein necessary for the purpose of funding and effectuating the Pre-East Merger East Special Dividend, the Pre-East Merger Parent Special Dividend and payment in full of the Existing East

Credit Facility (being collectively referred to as the “Parent Debt Financing” and the commitments thereunder the “Parent Debt Commitments”). The Parent Debt Commitment Letter has not been amended or modified prior to the date hereof, and as of the date hereof the commitments contained in the Parent Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect, and to the Knowledge of Parent, no such withdrawal, termination or rescission is contemplated. The Parent Debt Commitment Letter is not subject to any conditions or other contingencies (including pursuant to any flex provisions or otherwise) other than as set forth expressly therein and is in full force and effect and is the legal, valid, binding and enforceable obligation of Parent and, to the Knowledge of Parent, each of the other parties thereto, as the case may be, except in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

SECTION 3.24. Merger Sub Three and Merger Sub Four.

(a) Merger Sub Three is newly formed and has not conducted any business prior to the date of this Agreement and has no, and prior to the East Effective Time will have no, nor will it have ever had, assets, liabilities or obligations of any nature other than those incident to its formation pursuant to this Agreement.

(b) Merger Sub Four is newly formed and has not conducted any business prior to the date of this Agreement and has no, and prior to the East/Toucan Effective Time will have no, nor will it have ever had, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement. Merger Sub Four has been at all times and will, as of the date of this Agreement and through the East/Toucan Effective Time, be treated as a disregarded entity for U.S. federal income tax purposes.

SECTION 3.25. No Other Representations or Warranties. Except for the representations and warranties contained in Article IV, Parent acknowledges that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any representation or warranty with respect to: (i) any projections, estimates or budgets delivered or made available to Parent or any of its affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and the Company Subsidiaries or (ii) the future business and operations of the Company and the Company Subsidiaries, including in the case of (i) and (ii) with respect to any information, documents, projections, forecasts or other material made available to Parent or its affiliates and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, and Parent has not relied on any such information or any representation or warranty not set forth in Article IV.

ARTICLE IV

Representations and Warranties of the Company

The Company represents and warrants to Parent as set forth in the statements contained in this Article IV except as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify other sections in this Article IV to the extent that it is reasonably apparent that such disclosure also qualifies or applies to such other sections.

SECTION 4.01. Organization, Standing and Power. Each of the Company, Merger Sub One and Merger Sub Two and each of the Company’s other Subsidiaries (such other Subsidiaries of the Company, the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company, Merger Sub One and Merger Sub Two and the Company Subsidiaries has

all requisite power and authority and possesses all Permits necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Company Permits”), except where the failure to have such power or authority or to possess the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company, Merger Sub One and Merger Sub Two and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of (i) the restated certificate of incorporation of the Company (the “Company Charter”) and the restated by-laws of the Company in effect as of the date of this Agreement (the “Company By-laws”) and (ii) the certificates of incorporation and by-laws of each of Merger Sub One and Merger Sub Two, in each case, as in effect on the date of this Agreement.

SECTION 4.02. Company Subsidiaries.

(a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company Subsidiaries have been validly issued and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all material Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 4.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company Subsidiaries.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

SECTION 4.03. Capital Structure.

(a) The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock. At the close of business on October 24, 2014, (i) 172,948,023 shares of Company Common Stock were issued and outstanding, (ii) 189,733 shares of Company Common Stock were held by the Company in its treasury and (iii) 20,000,000 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plan, including 16,899,728 shares of Company Common Stock issuable upon the exercise of outstanding Company Stock Options (whether or not presently exercisable). Except as set forth in this Section 4.03(a), at the close of business on October 24, 2014, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. From the close of business on October 24, 2014 to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Company Common Stock upon the exercise of the Company Stock Options outstanding at the close of business on October 24, 2014 and in accordance with their terms in effect at such time.

(b) All outstanding shares of Company Common Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise or vesting of the Company Stock Options will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company By-laws or any Contract to which the Company is a party or otherwise bound. Except as set forth above in this Section 4.03, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of the Company or any Company Subsidiary or any securities of the

Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any class of the capital stock of the Company or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary. Other than (1) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price thereof, (2) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plan and (3) the acquisition by the Company of awards granted pursuant to the Company Stock Plan in connection with the forfeiture of such awards, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote (collectively, “Company Voting Debt”). Other than as contemplated by this Agreement or the Transactions, neither the Company nor any of the Company Subsidiaries nor any of the Company’s stockholders is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company. Neither the Company nor any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(c) Merger Sub One’s authorized capital stock consists solely of 1,000 shares of common stock, par value $0.01 per share, of which, as of the date of this Agreement, 100 shares were issued and outstanding and none were reserved for issuance. All of the outstanding shares of common stock of Merger Sub One are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and are held of record by Birch Partners, LP, free and clear of any Liens. Merger Sub Two’s authorized capital stock consists solely of 1,000 shares of common stock, par value $0.01 per share, of which, as of the date of this Agreement, 100 shares were issued and outstanding and none were reserved for issuance. All of the outstanding shares of common stock of Merger Sub Two are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and are held of record by Merger Sub One, free and clear of any Liens.

(d) No subsidiary of the Company owns any shares of Company Common Stock.

SECTION 4.04. Authority; Execution and Delivery; Enforceability.

(a) Each of the Company, Merger Sub One and Merger Sub Two has all requisite corporate power and authority to execute and deliver this Agreement and, subject to (i) receipt of the Company Stockholder Approval with respect to the Toucan Merger, (ii) adoption of this Agreement by Birch Partners, LP in its capacity as the sole stockholder of Merger Sub One with respect to the East/Toucan Merger, (iii) adoption of this Agreement by Merger Sub One in its capacity as the sole stockholder of Merger Sub Two with respect to the Toucan Merger and (iv) approval of the Toucan LLC Conversion by Merger Sub One in its capacity as sole stockholder of Toucan Surviving Company, to perform its obligations hereunder and to consummate the Transactions to which it is a party. The Board of Directors of the Company (the “Company Board”) has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of the Company were present, (i) approving the execution, delivery and performance of this Agreement and the Transactions to which the Company is a party, (ii) determining that entering into this Agreement is in the best interests of the Company and its stockholders, (iii) declaring this Agreement advisable and (iv) recommending that the Company’s stockholders adopt this Agreement (the “Company Recommendation”) and directing that this Agreement be submitted to the Company’s stockholders for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for (i) the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock with respect to the Toucan Merger (the “Company Stockholder Approval”), (ii) adoption of this Agreement by Birch Partners, LP in its capacity as the sole stockholder of Merger Sub One with respect to the East/Toucan Merger, (iii) adoption of this Agreement by Merger Sub One in its capacity as the sole stockholder of Merger Sub Two and (iv) approval of the Toucan LLC Conversion by Merger Sub One in its capacity as sole stockholder of Toucan Surviving Company, no other corporate proceedings on the part of the Company, Merger Sub One or Merger Sub Two are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Transactions to which the Company, Merger Sub One or Merger Two are a party (except for the filing of the appropriate merger documents as required by the DGCL). Each of the Company, Merger Sub One and Merger Sub Two has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent, Merger Sub Three and Merger Sub Four, this Agreement constitutes its legal, valid and binding obligation, enforceable against each of the Company, Merger Sub One and Merger Sub Two in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies to the Company with respect to this Agreement or the Transactions to which the Company is a party.

SECTION 4.05. No Conflicts; Consents. (a) The execution and delivery of this Agreement by the Company, Merger Sub One and Merger Sub Two does not, and the performance by the Company, Merger Sub One and Merger Sub Two of their respective obligations hereunder and the consummation of the Transactions will not, (i) conflict with, or result in any violation of any provision of, the Company Charter, the Company By-laws, the certificate of incorporation or bylaws of Merger Sub One, the certificate of incorporation or bylaws of Merger Sub Two or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Stockholder Approval, adoption of this Agreement by Birch Partners, LP in its capacity as the sole stockholder of Merger Sub One, the adoption of this Agreement by Merger Sub One in its capacity as the sole stockholder of Merger Sub Two and the approval of the Toucan LLC Conversion by Merger Sub One in its capacity as the sole stockholder of Toucan Surviving Company are obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of any Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Company Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Stockholder Approval, adoption of this Agreement by Birch Partners, LP in its capacity as the sole stockholder of Merger Sub One, the adoption of this Agreement by Merger Sub One in its capacity as the sole stockholder of Merger Sub Two and the approval of the Toucan LLC Conversion by Merger Sub One in its capacity as the sole stockholder of Toucan Surviving Company are obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 4.05(a), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (iv) of the definition of the term “Material Adverse Effect”, shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such effects were not otherwise excluded from determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to the Company, Merger Sub One, Merger Sub Two or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act, (ii) (A) receipt of the Company Stockholder Approval, (B) adoption of this Agreement by Merger Sub One in its capacity as the sole stockholder of Merger Sub Two and (C) approval of the Toucan LLC Conversion by Merger Sub One in its capacity as the sole stockholder of Toucan Surviving Company, (iii) the filing of the Toucan Certificate of Merger with the Secretary of State of the State of Delaware, the filing of the East/Toucan Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Holdco Common Stock to be issued as the Merger Consideration, (v) such filings with and approvals of the NYSE as are required to permit the consummation of the Mergers and the listing of the shares of Holdco Common Stock to be issued as the Merger Consideration and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that for purposes of this Section 4.05(b), effects resulting from or arising in connection with the execution and delivery of this Agreement, as set forth in clause (iv) of the definition of the term “Material Adverse Effect”, shall not be excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent such effects were not otherwise excluded from determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

SECTION 4.06. Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to Parent true and complete copies of (i) the audited consolidated statements of financial position of the Company as of December 31, 2013 and the related audited consolidated statements of operations and comprehensive loss, changes in equity and cash flows of the Company for the year then ended, together with the auditor’s reports thereon (such audited statements, including the related notes and schedules thereto, are referred to herein as the “Audited Financial Statements”) and (ii) the unaudited consolidated statements of financial position of the Company as of July 4, 2014 and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows of the Company for the six (6) month period then ended (such unaudited statements are referred to herein as the “Unaudited Financial Statements”, and together the Audited Financial Statements and the Unaudited Financial Statements are referred to herein as the “Financial Statements”). The Financial Statements (including the related notes and schedules) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of Unaudited Financial Statements, to normal year-end audit adjustments).

(b) Except (i) as reflected or reserved against in the Company’s unaudited consolidated statements of financial position as of July 4, 2014 included in the Unaudited Financial Statements, (ii) for liabilities and obligations incurred since July 4, 2014 in the ordinary course of business and (iii) for liabilities and obligations incurred as permitted by this Agreement, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

(c) None of the Company or any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(d) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(e) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements.

(f) Since January 1, 2013, none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (x) “significant deficiency” in the internal controls over financial reporting of the Company, (y) “material weakness” in the internal controls over financial reporting of the Company or (z) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(g) None of the Company or its Subsidiaries is, or has at any time since January 1, 2013 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

SECTION 4.07. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement/Consent Solicitation Statement will, at the date it is first mailed to each of Parent’s stockholders and the Company’s stockholders or at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Consent Solicitation Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference therein.

SECTION 4.08. Absence of Certain Changes or Events. From January 1, 2014 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. From January 1, 2014 to the date of this Agreement, except for actions taken in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement, the Company and the Company Subsidiaries have conducted the business of the Company and the Company Subsidiaries in the ordinary course in all material respects.

SECTION 4.09. Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and each Company Subsidiary (A) has duly and timely filed, or caused to be filed, taking into account any extensions, all Tax Returns required to have been filed by it and such Tax Returns are true, correct and complete, and (B) has duly and timely paid all Taxes required to have been paid by it (including any Taxes required to be withheld from amounts owing to any employee, creditor, stockholder or other third party), except in each case of clauses (A) and (B), with respect to matters contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the Company’s Financial Statements.

(b) The Company Consolidated Group will have (i) net operating loss carryforwards for regular federal income Tax purposes of at least $288 million as of December 31, 2014 and (ii) net operating loss carryforwards for federal alternative minimum Tax purposes of at least $288 million as of December 31, 2014, in each case calculated as if the Transactions did not occur. For regular federal income Tax purposes, the Company Consolidated Group’s aggregate adjusted basis in its amortizable section 197 intangibles (within the meaning of Section 197(c) of the Code) is not less than $1,153 million as of December 31, 2013, and not less than $8.75 million of such intangibles will be amortized each month until November 30, 2024. The Company Consolidated Group has a balance of net unbilled revenue in excess of $89 million as of September 30, 2014 that is eligible for deferral pursuant to the principles of Treasury Regulation Section 1.446-1 and 1.451-1 for U.S. federal income tax purposes if a Form 3115 Application for Change in Accounting Method were filed and approved by the IRS. As of immediately prior to the East/Toucan Effective Time, the net operating loss carryforwards of the Company Consolidated Group referenced in the first sentence of this Section 4.09(b) will not be subject to limitation under Section 382 of the Code or any similar provision of applicable Tax Law (not taking into account the effect, if any, of this Agreement). Solely as of the Closing Date, and assuming the accuracy of any representation included in any 382 Tax Representation Letter delivered by Parent, (a) the Mergers, taken together with the other transactions contemplated by this Agreement and occurring on the Closing Date and taking into account the issuance of the maximum number of shares of Parent Common Stock issuable following the Closing in respect of equity awards outstanding under the Parent Stock Plans as of the Closing Date, will not result in an ownership change of the Company under Section 382(g) of the Code and (b) the Company will not have had a cumulative “owner shift” within the meaning of Section 382 of the Code and the Treasury Regulations thereunder that is greater than 49.1 percentage points during the “testing period” (as defined in Section 382(i) of the Code) ending on the Closing Date after giving effect to the Mergers and the other transactions contemplated by this Agreement and taking into account the issuance of the maximum number of shares of Parent Common Stock issuable following the Closing in respect of equity awards outstanding under the Parent Stock Plans as of the Closing Date.

SECTION 4.10. Intended Tax Treatment. Neither the Company nor any Company Subsidiary has taken or agreed to take any action or knows of the existence of any fact that is reasonably likely to prevent or impede either (i) the Toucan Merger together with the Toucan Conversion or (ii) the East/Toucan Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

SECTION 4.11. Benefits Matters; ERISA Compliance.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying any material Company Benefit Plan. The Company has delivered or made available to Parent true and complete copies of (i) all material Company Benefit Plans or, in the case of any unwritten material Company Benefit Plan, a description thereof, (ii) the most recent annual report on Form 5500 (other than Schedule SSA thereto) filed with the Internal Revenue Service (the “IRS”) with respect to each material Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description and subsequent SMM for each material Company Benefit Plan for which such summary plan description or SMM is required, (iv) each trust agreement and group annuity contract relating to any material Company Benefit Plan and (v) the most recent financial statements and actuarial reports for each Company Benefit Plan (if any). For purposes of this Agreement, “Company Benefit Plans” means, collectively (A) all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), other than any plan which is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity or equity-based compensation, severance, retention, change in control, disability, vacation, death benefit, hospitalization, medical or other plans, arrangements or understandings providing, or designed to provide, material benefits to any current or former directors, officers, employees or consultants of the Company or any Company Subsidiary and (B) all employment, independent contractor, consulting, indemnification, severance, retention, change of control or termination agreements or arrangements between the Company or any Company Subsidiary and any current or former directors, officers, employees, independent contractors or consultants of the Company or any Company Subsidiary.

(b) All Company Benefit Plans which are intended to be qualified under Section 401(a) of the Code have been the subject of, have timely applied for or have not been eligible to apply for, as of the date of this Agreement, determination letters from the IRS to the effect that such Company Benefit Plans and the trusts created thereunder are so qualified, and no such determination letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened, nor has any such Company Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification.

(c) Except as set forth in Section 4.11(c) of the Company Disclosure Letter, neither the Company, any Company Subsidiary nor any trade or business (whether or not incorporated) which is or has since January 1, 2010 been treated as a single employer or under common control with any of them under Section 414 of the Code (“Company ERISA Affiliate”) has, or since January 1, 2010 had, contributed to, or been required to contribute to, any employee benefit plan subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code or Section 4971 of the Code (a “Company Pension Plan”) or has any liability (including “withdrawal liability” within the meaning of Title IV of ERISA) with respect to, any Multiemployer Plan. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) no Company Pension Plan has failed to meet any “minimum funding standards”, as applicable (as such terms are defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, (iii) none of the Company, any Company Subsidiary, any officer of the Company or any Company Subsidiary or any Company Benefit Plans which are subject to ERISA, including the Company Pension Plans, any trust created thereunder or, to the Knowledge of the Company, any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any Company Subsidiary or any officer of the Company or any Company Subsidiary to the Tax or penalty on prohibited transactions imposed by the Code, ERISA or other applicable Law, (iv) no Company Pension Plans or related trusts have been terminated, nor is there any intention or expectation to terminate any Company Pension Plans or related trusts, (v) no Company Pension Plans or related trusts are the subject of any proceeding by any Person, including any Governmental Entity, that would reasonably be expected to result in a termination of any Company Pension Plan or related trust, and (vi) there has not been any “reportable event” (as that term is defined in Section 4043 of ERISA) with respect to any Company Pension Plan during the last six years as to which the 30-day advance-notice requirement has not been waived.

(d) With respect to each Company Benefit Plan that is an employee welfare benefit plan (including any “health reimbursement account”), such Company Benefit Plan (including any Company Benefit Plan covering retirees or other former employees) may be amended to reduce benefits or limit the liability of the Company or the Company Subsidiaries or terminated, in each case, without material liability to Parent and its Subsidiaries on or at any time after the East/Toucan Effective Time.

(e) Except as set forth in Section 4.11(e) of the Company Disclosure Letter, no Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law where the cost thereof is borne entirely by the former employee (or his or her eligible dependents or beneficiaries)).

(f) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and its related trust, insurance contract or other funding vehicle has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other Laws applicable to such Company Benefit Plan and (ii) the Company and each of the Company Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the Company Benefit Plans.

(g) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan, other than routine claims for benefits.

(h) Except as provided by this Agreement or pursuant to applicable Law, and except as set forth in Section 4.11(h) of the Company Disclosure Letter, none of the execution and delivery of this Agreement or the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the East/Toucan Effective Time) will (A) entitle any current or former director, officer, employee or consultant of the Company or any of the Company Subsidiaries to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other material obligation under any Company Benefit Plan, (C) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Company Benefit Plan or (D) result in any “parachute payment” under Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered)

(i) Since January 1, 2011, there has been, and in connection with the consummation of the transactions contemplated hereby there will be, no disallowance of a deduction under Section 280G of the Code for any amount paid or payable by the Company or any Company Subsidiary as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(j) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has since (i) January 1, 2009 been maintained and operated in good faith compliance with Section 409A of the Code and Notice 2005-1 and (ii) January 1, 2009, been in documentary and operational compliance in all material respects with Section 409A of the Code.

(k) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all contributions required to be made to any Company Benefit Plan by applicable Law, regulation, any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Financial Statements. Each Company Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (ii) is unfunded.

(l) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, there does not now exist, nor do any circumstances exist that are reasonably likely to result in, any Controlled Group Liability that would be a liability of the Company or any Company Subsidiary following the Closing, other than any such Controlled Group Liability relating to any Company Benefit Plan. Without limiting the generality of the foregoing, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary, nor any of their respective Company ERISA Affiliates, has engaged in any transaction described in (i) Section 4069 or (ii) Section 4204 or 4212 of ERISA with respect to any Multiemployer Plans.

SECTION 4.12. Litigation. There is no, suit, action or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. There is no, Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

SECTION 4.13. Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2012 have been, in compliance with all applicable Laws and the Company Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no, and since January 1, 2012, there has been no, action, demand or investigation by or before any Governmental Entity pending or, to the Knowledge of the Company, threatened alleging that the Company or a Company Subsidiary is not in compliance with any applicable Law or the Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit. The Company is and, to the Knowledge of the Company, its directors, officers, employees and agents are, and since January 1, 2012 have been, in compliance with the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and any rules and regulations thereunder. This section does not relate to Tax matters, employee benefit matters or environmental matters. The Company and its Subsidiaries are, and at all times during the past three (3) years have been, in compliance in all material respects with all statutory and regulatory requirements under the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 C.F.R. 120 et seq.), the Export Administration Regulations (15 C.F.R. 730 et seq.) and associated executive orders, and the laws implemented by the Office of Foreign Assets Controls, United States Department of the Treasury (collectively, the “Export Control Laws”) , other than voluntary disclosures that do not result in any action on the part of any Governmental Entity. During the past three (3) years, neither the Company nor its Subsidiaries has received any written or, to the Knowledge of the Company, oral communication from any Governmental Entity alleging that it is not in compliance with the Export Control Laws.

SECTION 4.14. Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) the Company and the Company Subsidiaries are and, since January 1, 2010 and to the Knowledge of the Company at any prior time, have been, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required pursuant to any Environmental Law;

(b) there are no Environmental Claims pending against or, to the Knowledge of the Company, threatened against or affecting, the Company or any of the Company Subsidiaries;

(c) there has been no Release of, or exposure to, any Hazardous Material that, to the Knowledge of the Company, would reasonably be expected to form the basis of any Environmental Claim against the Company or any of the Company Subsidiaries or against any Person whose liabilities for such Environmental Claim the Company or any of the Company Subsidiaries has, or may have, retained or assumed, via a contractual indemnity or, to the Knowledge of the Company, by operation of law; and

(d) the Company and the Company Subsidiaries have made available to Parent true and complete copies of all environmental assessments, audits, studies, reports and analyses containing material information with respect to the Company and Company Subsidiaries, the Company Properties or real property formerly owned, leased or operated by the Company or any of the Company Subsidiaries, and all material correspondence related to any current or outstanding material liabilities of the Company or any of the Company Subsidiaries under Environmental Laws or regarding Hazardous Material, to the extent such documentation is in the Company’s or any of the Company Subsidiaries’ possession, custody or control.

SECTION 4.15. Contracts.

(a) Section 4.15 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent true and complete copies, of (i) each agreement, Contract, understanding, or undertaking to which the Company or any of the Company Subsidiaries is a party that (A) restricts the ability of the Company or the Company Subsidiaries to compete in any business or with any Person in any geographical area in a manner that is material to the Company and the Company Subsidiaries, taken as a whole or (B) would, to the Knowledge of the Company, restrict in any material respect the ability of Parent or any of the Parent Subsidiaries to compete in any business or with any Person in any geographical area after the East/Toucan Effective Time, (ii) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any material Indebtedness of the Company or any of the Company Subsidiaries is outstanding or may be incurred, other than any such agreement between or among the Company and the wholly owned Company Subsidiaries, (iii) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, material to the Company and the Company Subsidiaries, taken as a whole, and (iv) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by the Company or any of the Company Subsidiaries, other than in the ordinary course of business, of any material business or any material amount of assets (excluding dispositions or acquisitions which were consummated prior to the date of this Agreement and with respect to which there is no ongoing liability or obligation of the Company or any Company Subsidiaries). Each agreement, Contract, understanding or undertaking of the type described in this Section 4.15(a) is referred to herein as a “Company Material Contract”.

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract (including, for purposes of this Section 4.15(b), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Company Material Contract is in full force and effect and (iii) none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

SECTION 4.16. Properties.

(a) The Company and each Company Subsidiary has good, valid, insurable and marketable fee simple title to the Owned Company Properties and good and valid leasehold interest in the Leased Company Properties (together with the Owned Company Properties, the “Company Properties”), except (i) for Liens permitted by the penultimate sentence of this Section 4.16(a) and (ii) in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company Properties and all components of all buildings, structures and other improvements located thereon are, in all respects, adequate and sufficient, and in satisfactory operating condition, to support the operations of the Company and the Company Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Section 4.16(a) of the Company Disclosure Letter lists, as of the date hereof, each parcel of Owned Company Property. All of the Owned Company Properties are owned and all of the Leased Company Properties are leased free and clear of all Liens, except for (i) Liens (other than in connection with borrowed money) on Company Properties that, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such Company Property to which they relate in the conduct of the Company and the Company Subsidiaries as presently conducted, (ii) Permitted Liens and (iii) Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties the right of use or occupancy of any material portion of the Owned Company Properties. This Section 4.16(a) does not relate to Intellectual Property Rights matters, which are the subject of Section 4.17.

(b) Section 4.16(b) of the Company Disclosure Letter lists, as of the date hereof, each parcel of Leased Company Property. The Company and each of the Company Subsidiaries has complied with the terms of all leases, subleases and licenses entitling it to the use or occupancy of real property owned by third parties where the Company or any of its Subsidiaries holds an interest as tenant (the “Company Leases”), and all the Company Leases are valid and in full force and effect, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is in exclusive possession of the properties or assets purported to be leased under all the Company Leases, except for (i) such failures to have such possession of material properties or assets as, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material assets to which they relate in the conduct of the Company’s and the Company Subsidiaries’ business as presently conducted and (ii) failures to have such possession of properties or assets as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 4.16(b) of the Company Disclosure Letter, to the Company’s Knowledge, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties (other than the Company or a Company Subsidiary) the right of use or occupancy of any material portion of any premises subject to a Company Lease.

SECTION 4.17. Intellectual Property. Section 4.17 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all registrations and pending applications for material Intellectual Property Rights owned by the Company and the Company Subsidiaries and used in the operation of their businesses as currently conducted. Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries exclusively own their material proprietary Intellectual Property Rights, free and clear of all Liens, and own, or are validly licensed or otherwise have the right to use, all other Intellectual Property Rights used in or necessary for their business as presently conducted; (b) No actions, suits or other proceedings are pending or, to the Knowledge of the Company, threatened (i) that allege that the Company or any of the Company Subsidiaries is infringing, misappropriating or otherwise violating any Person’s Intellectual Property Rights, or (ii) challenging the use, ownership, validity, or enforceability of any Intellectual Property Rights owned (or purported to be owned) by the Company or any of the Company Subsidiaries; (c) To the Knowledge of the Company, neither the use or practice of any Intellectual Property Rights by the Company or any Company Subsidiary, the operation of their businesses as currently conducted (including the design, development, manufacturing, reproduction, marketing, importation, distribution, licensing, offer for sale, sale, delivery or use of any products and services of the Company or any Company Subsidiary) nor the current business practices or methods of the Company or any Company Subsidiary has infringed, misappropriated, used without authorization or otherwise violated or currently infringes, misappropriates, uses without authorization, or otherwise violates any Intellectual Property Right of any Person; (d) To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Intellectual Property Right owned by the Company or any of the Company Subsidiaries; (e) Each of the Company and the Company Subsidiaries have taken reasonable security measures to protect the confidentiality of all trade secrets owned by the Company or any Company Subsidiary and no such trade secrets have been authorized to be disclosed or actually disclosed to any Person other than pursuant to valid and enforceable written non-disclosure agreements restricting the disclosure and use thereof; (f) Since January 1, 2013, no prior or current employee or officer or any prior or current consultant or contractor of the Company or any of the Company Subsidiaries has asserted or, to the Knowledge of the Company, has any ownership in any Intellectual Property Rights owned by the Company or any of the Company Subsidiaries; (g) No funding, facilities, personnel, consultants or contractors of any Governmental Entity or any university, college, other educational institution or research center were used in the development of any Intellectual Property Rights owned by the Company or any of its Subsidiaries where, as a result thereof, the Governmental Entity, university, college, other educational institution or research center has any rights in such Intellectual Property Rights; (h) To the Knowledge of the Company, no open source, freeware or similar software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the development, maintenance, operation, delivery or provision of any software owned by the Company or any Company Subsidiary, in each case, in a manner that subjects any source code or related materials for any such software to any requirement or obligation to be made available, disclosed, contributed, distributed or licensed to any Person (including the open source community); (i) The computer software, systems, servers, network equipment and other information technology systems owned, leased or licensed (“IT Systems”) by the Company or any Company Subsidiaries are adequate and sufficient for the conduct and operation of their businesses and each of the Company and the Company Subsidiaries has taken reasonable measures to maintain the performance, security and integrity of the IT Systems; (j) During the two (2) year period prior to the date hereof, to the Knowledge of the Company, there has been no failure or unauthorized access to or use of any IT Systems; (k) Each of the Company and the Company Subsidiaries has reasonable back-up and disaster recovery arrangements in the event of a failure of the IT Systems that are, at a minimum, in accordance with standard industry practice; (l) The consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company’s or any Company Subsidiary’s right to own or use any Intellectual Property Rights.

SECTION 4.18. Labor Matters. As of the date of this Agreement, Section 4.18 of the Company Disclosure Letter sets forth a true and complete list of all collective bargaining or other labor union contracts applicable to any employees of the Company or any of the Company Subsidiaries. To the Knowledge of the Company, no

labor organization or group of employees of the Company or any Company Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, there are no material organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or threatened against or involving the Company or any Company Subsidiary. None of the Company or any of the Company Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining agreement or other labor union Contract applicable to any employees of the Company or any of the Company Subsidiaries, except for any breaches or failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. There are no written grievances or written complaints by represented employees of the Company or its Subsidiaries and, to the Knowledge of the Company, no such grievances or complaints are threatened, in each case, that individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has entered into any agreement, arrangement or understanding, whether written or oral, with any union, trade union, works council or other employee representative body or any material number or category of its employees which would prevent, restrict or materially impede the consummation of the Transactions or the implementation of any layoff, redundancy, severance or similar program within its or their respective workforces (or any part of them). No labor organization or group of employees represents or, to the Knowledge of the Company, purports to represent any employees of the Company or any of the Company Subsidiaries with respect to their service to the Company or any of the Company Subsidiaries.

SECTION 4.19. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Jefferies LLC (“Jefferies”), the fees and expenses of which will be paid by the Company or the Company Subsidiaries, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. Prior to the execution of this Agreement, the Company has furnished to Parent true and complete copies of all agreements between the Company or its Subsidiaries and Jefferies relating to the Transactions.

SECTION 4.20. Insurance. Each of the Company and the Company Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each insurance policy of the Company or any Company Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy are purported to be in effect, and (ii) neither the Company nor any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy. There is no claim by the Company or any of the Company Subsidiaries pending under any such policies that (a) to the Knowledge of the Company, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (b) if not paid would constitute a Company Material Adverse Effect.

SECTION 4.21. Government Contracts.

(a) To the Company’s Knowledge, each Government Contract the period for performance of which has not yet expired or been terminated (collectively, the “Current Government Contracts”) is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms against the Company. To the Company’s Knowledge, each Current Government Contract was awarded in compliance with applicable law.

(b) Except as set forth on Section 4.21(b) of the Company Disclosure Letter, with respect to any Government Contracts, to the Knowledge of the Company, there has been no (i) civil fraud or criminal investigation by any Governmental Entity during the past five (5) years, (ii) suspension or debarment proceeding (or equivalent proceeding) against the Company, any of its Subsidiaries or any of their respective Principals (as defined in FAR 52.209-5), (iii) request by a Governmental Entity for a contract price adjustment since January 1, 2012 based on a claimed disallowance by an applicable Governmental Entity or claim of defective certified cost or pricing data in excess of $5,000,000, or (iv) dispute between the Company or any of its Subsidiaries and a Governmental Entity which, since January 1, 2012, has resulted in a government contracting officer’s final decision where the amount in controversy exceeds or is expected to exceed $500,000.

(c) Except as set forth on Section 4.21(c) of the Company Disclosure Letter, since January 1, 2012, no termination for default, cure notice, or show cause notice has been issued by any Governmental Entity or by any prime contractor or subcontractor, in writing or, to the Knowledge of the Company, orally, with respect to performance by the Company or any of its Subsidiaries as a prime contractor or subcontractor of any portion of the obligation of a Government Contract which would be material to the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has any outstanding Government Bid that, if accepted or awarded, is expected to result in a Contract Loss greater than $250,000 to the Company or its Subsidiaries. Except as set forth on Section 4.21(d) of the Company Disclosure Letter, none of the Company and its Subsidiaries is a party to any Government Contract which is expected to result in a Contract Loss greater than $250,000 to the Company or its Subsidiaries. “Contract Loss” means, with respect to a Government Contract, the amount equal to (i) direct costs and fringe costs and expenses (excluding overhead and general and administrative costs and expenses) less (ii) revenue (including in all cases the application of all customer credits, incentive programs and/or incentive payments).

(e) Since January 1, 2012, neither the Company nor any of its Subsidiaries has made a mandatory or voluntary disclosure to any Governmental Entity with respect to any suspected, alleged or possible breach, violation, irregularity, mischarging, misstatement or other act or omission arising under or relating to any Government Contract or Government Bid which would reasonably be expected to result in material liability to the Company.

(f) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has performed any material activities under any Government Contract or Government Task Order determined to be an Organizational Conflict of Interest (“OCI”) as defined in Federal Acquisition Regulation (“FAR”) subpart 9.5 and/or any other agency supplement with any other Government Contract of the Company or any Company Subsidiary, except with consent or approval of the Government or pursuant to an OCI mitigation plan.

(g) The Company and its Subsidiaries (and to the Company’s Knowledge, their employees who hold personnel security clearances) possess all required facility security clearances to perform the Government Contracts and Government Task Orders and are in compliance with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (February 2006), and any supplements, amendments or revised editions thereof (“NISPOM”) except when such noncompliance would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries.

(h) To the Company’s Knowledge, the business and cost accounting systems of the Company and its Subsidiaries are in compliance in all material respects with applicable laws and have not been determined in writing by any Governmental Entity not to be in compliance with any applicable laws.

(i) Since January 1, 2012, neither the Company nor any of its Subsidiaries has received adverse audit findings from the Defense Contract Audit Agency, the Defense Contract Management Agency or any other Governmental Entity that remain unresolved and that are expected to result in a liability in excess of $1,000,000 to the Company or any of its Subsidiaries beyond what has been reserved on the Company’s books and records.

SECTION 4.22. Affiliate Transactions. Except for the Company Benefits Plans, Section 4.22 of the Company Disclosure Letter sets forth a correct and complete list of the contracts or arrangements that are in existence as of the date of this Agreement between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (x) present executive officer or director of the Company, (y) Person that, to the Knowledge of the Company, is the record or beneficial owner of more than 5% of the shares of Company Common Stock as of the date hereof (each such agreement referred to in this clause (y), an “Affiliate Agreement”) or (z) to the Knowledge of the Company, any affiliate of any such executive officer, director or owner (other than the Company or any of the Company Subsidiaries). Neither the Company nor any of its Subsidiaries is party to any management agreement or similar Contract with any of the Company’s stockholders or their respective Affiliates.

SECTION 4.23. Financing. The Company has furnished Parent with a true, accurate and complete copy of the executed incremental joinder agreements (the “Incremental Joinder Agreements”), dated as of the date hereof, among the Company and the Company Debt Financing Sources and any fee and/or engagement letters related thereto (provided, that provisions in such fee or engagement letter may be redacted in the manner required therein (none of which redacted provisions adversely affect the availability of or impose additional conditions on, the availability of the Incremental Debt Financing (as defined below) at the Closing (such Incremental Joinder Agreements, and related term sheets, including all exhibits, schedules and annexes thereto, including any replacement or amendment thereof that is consented to by the Parent, and each such fee letter or engagement letter, collectively, the “Incremental Debt Commitment Letter”) to, subject to the terms and conditions therein, (i) provide debt financing in the aggregate amount set forth therein necessary for the purpose of funding and effectuating the Parent Debt Refinancing (being collectively referred to as the “Incremental Debt Financing” and the commitments thereunder the “Incremental Debt Commitments”) and (ii) arrange on a best efforts basis for amendments of certain terms of the Toucan Credit Agreements, as more fully described in the Incremental Debt Commitment Letter (collectively, the “Amendments”, it being understood that the Amendments shall be subject to written approval by the Parent). The Incremental Debt Commitment Letter has not been amended or modified prior to the date hereof, and as of the date hereof, the commitments contained in the Incremental Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect, and to the Knowledge of the Company, no such withdrawal, termination or rescission is contemplated. The Incremental Debt Commitment Letter is not subject to any conditions or other contingencies (including pursuant to any flex provisions or otherwise) other than as set forth expressly therein and is in full force and effect and is the legal, valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, each of the other parties thereto, as the case may be, except in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

SECTION 4.24. Merger Sub One and Merger Sub Two.

(a) Merger Sub One is newly formed and has not conducted any business prior to the date of this Agreement and has no, and prior to the East/Toucan Effective Time will have no, nor will it have ever had, assets, liabilities or obligations of any nature other than those incident to its formation pursuant to this Agreement.

(b) Merger Sub Two is newly formed and has not conducted any business prior to the date of this Agreement and has no, and prior to the Toucan Effective Time will have no, nor will it have ever had, assets, liabilities or obligations of any nature other than those incident to its formation pursuant to this Agreement.

SECTION 4.25. Interested Stockholder. Neither the Company nor Merger Sub One or any of their respective Subsidiaries has been, at any time during the period commencing on October 24, 2011 through the date hereof, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of Parent. The Company does not own any shares of the capital stock of Parent as of the date hereof.

SECTION 4.26. No Other Representations or Warranties. Except for the representations and warranties contained in Article III, the Company acknowledges that none of Parent, the Parent Subsidiaries or any other Person on behalf of Parent makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, the Parent Subsidiaries or any other Person on behalf of Parent makes any representation or warranty with respect to: (i) any projections, estimates or budgets delivered or made available to the Company or any of its affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and the Parent Subsidiaries or (ii) the future business and operations of Parent and the Parent Subsidiaries, including in the case of (i) and (ii) with respect to any information, documents, projections, forecasts or other material made available to the Company or its affiliates and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, and the Company has not relied on any such information or any representation or warranty not set forth in Article III.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Business.

(a) Conduct of Business by Parent. Except for matters set forth in Section 5.01(a) of the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement (including to effect any of the Transactions) or required by applicable Law or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the East/Toucan Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall, and shall cause each Parent Subsidiary to, (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the East/Toucan Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (x) the Pre-East Merger East Special Dividend and the Pre-East Merger Parent Special Dividend (as defined herein) and (y) dividends and distributions by a direct or indirect wholly owned Parent Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the acquisition by Parent of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of Parent Stock Options in order to pay the exercise price thereof, (2) the withholding of shares of Parent Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Parent Stock Plans, (3) the acquisition by Parent of awards granted pursuant to the Parent Stock Plans in connection with the forfeiture of such awards and (4) in accordance with Section 6.04;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (except for transactions among Parent and wholly owned Parent Subsidiaries and for any Liens in favor of the administrative agent under Parent’s existing credit agreement) (A) any shares of capital stock of Parent or any Parent Subsidiary, (B) any other equity interests or voting securities of Parent or any Parent Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (E) any rights issued by Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Parent or any Parent Subsidiary or (F) any Parent Voting Debt, except, in each case of (A)-(F), for issuing shares of Parent Common Stock in respect of equity awards outstanding under the Parent Stock Plans as of the date hereof;

(iii) (A) amend the Parent Charter or the Parent By-laws or (B) amend in any material respect the charter or organizational documents of any Parent Subsidiary, except, in the case of each of the foregoing clauses (A) and (B), as may be required by applicable Law or the rules and regulations of the SEC or the NYSE;

(iv) except as required by applicable Law (including to the extent necessary to avoid the imposition of any penalty taxes under Section 409A of the Code), pursuant to the terms of any Parent Benefit Plan set forth in Section 3.11(a) of the Parent Disclosure Letter or any Material Contract as in effect on the date hereof, that, in either case, has been disclosed to the Company: (i) increase the salaries, bonus opportunities, incentive compensation or other compensation or benefits of any employee or other service provider of Parent or the Parent Subsidiaries (except for salary increases in the ordinary course of business consistent with past practice), (ii) grant, announce or pay any new incentive award, retention, severance, change in control or other bonus or similar compensation, (iii) establish, amend, terminate or materially increase the benefits or costs provided under any Parent Benefit Plan or (iv) accelerate the vesting or payment of, or take any action to fund, any benefit or payment provided to employees or service providers of Parent or the Parent Subsidiaries;

(v) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(vi) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice or any transaction solely between Parent and a wholly owned Parent Subsidiary or between wholly owned Parent Subsidiaries, in each case, in the ordinary course of business consistent with past practice) if the amount of the consideration paid or transferred by Parent and the Parent Subsidiaries in connection with any such transactions would exceed $500,000 individually or $1,000,000 in the aggregate;

(vii) sell, lease (as lessor), license, covenant not to assert, mortgage, sell, abandon, allow to lapse, and leaseback or otherwise encumber or subject to any Lien (other than any Permitted Lien), or otherwise dispose of any material properties, rights or assets (other than sales of products or services in the ordinary course of business consistent with past practice) or any interests therein that individually have a fair market value in excess of $500,000 or in the aggregate have a fair market value in excess of $1,000,000, except (A) pursuant to Contracts or commitments in effect on the date of this Agreement (or entered into after the date of this Agreement without violating the terms of this Agreement), (B) any of the foregoing with respect to inventory in the ordinary course of business consistent with past practice, (C) any of the foregoing with respect to obsolete or worthless equipment in the ordinary course of business consistent with past practice, (D) in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(a)(viii) and guarantees thereof or (E) for any transactions among Parent and the wholly owned Parent Subsidiaries in the ordinary course of business consistent with past practice;

(viii) incur any Indebtedness, except for (A) Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $1,000,000 in the aggregate; (B) Indebtedness in replacement of existing Indebtedness, provided that the replacement Indebtedness does not increase the aggregate amount of Indebtedness permitted to be outstanding under the replaced Indebtedness; (C) guarantees by Parent of Indebtedness of any wholly owned Parent Subsidiary and guarantees by any Parent Subsidiary of Indebtedness of Parent or any other wholly owned Parent Subsidiary, in each case, in the ordinary course of business consistent with past practice, (D) intercompany Indebtedness among Parent and the wholly owned Parent Subsidiaries in the ordinary course of business consistent with past practice, (E) making borrowings under Parent’s revolving credit facility (as existing on the date hereof) in the ordinary course of business consistent with past practice or (F) the Pre-East Merger Debt Financing; provided, however, that (i) with respect to clause (E), Parent shall not have an aggregate amount of Indebtedness on the Closing Date under such revolving credit facility in excess of the amount outstanding under such revolving credit facility as of the date hereof and (ii) Parent shall coordinate with the Company in order to minimize the cost of repaying such borrowings at Closing, including with respect to any breakage costs;

(ix) make, or agree or commit to make (A) any capital expenditure in excess of $1,000,000 individually and $2,500,000 in the aggregate for all such capital expenditures that are not contemplated by the capital plans for 2014 and 2015 set forth in Section 5.01(a)(ix) of the Parent Disclosure Letter, or (B) any capital expenditure, except (x) as required by a Governmental Entity or (y) in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(x) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not create obligations of Parent or any of the Parent Subsidiaries other than the payment of monetary damages (a) equal to or less than the amounts reserved with respect thereto on the Filed Parent SEC Documents filed prior to the date of this Agreement or (b) not in excess of $1,000,000 in the aggregate;

(xi) enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other labor union Contract applicable to the employees of Parent or any of the Parent Subsidiaries, other than modifications, amendments, extensions, renewals, replacements or terminations of such Contracts in the ordinary course of business consistent with past practice;

(xii) abandon, allow to lapse, subject to a Lien, assign, transfer, convey title (in whole or in part), license, covenant not to assert, grant any right or other licenses to, or otherwise dispose of, material trademarks, trademark rights, trade names or service marks or other material Intellectual Property Rights owned by or exclusively licensed to Parent or any Parent Subsidiary, or enter into licenses or agreements that impose material restrictions upon Parent or any Parent Subsidiaries with respect to material trademarks, trademark rights, trade names or service marks or other material Intellectual Property Rights owned by any third party, in each case other than non-exclusive licenses in the ordinary course of business consistent with past practice;

(xiii) other than in the ordinary course of business, materially amend or modify any Parent Material Contract or enter into, materially amend or modify any Contract that would be a Parent Material Contract if it had been entered into prior to the date of this Agreement;

(xiv) make, change or revoke any material Tax election, materially change any method of Tax accounting or annual Tax accounting period, settle any claim, action or proceeding relating to material Taxes, waive any statute of limitations for any material Tax claim or assessment (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), obtain or request any material Tax ruling or closing agreement, or surrender any right to obtain a material Tax refund

(xv) enter into any new line of business outside of its and the Parent Subsidiaries’ existing business;

(xvi) dissolve or liquidate any Parent Subsidiary, Merger Sub Three or Merger Sub Four;

(xvii) enter into any Government Contract or submit any Government Bid that would knowingly be expected to result in a Contract Loss in excess of $500,000; or

(xviii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Conduct of Business by the Company. Except for matters set forth in Section 5.01(b) of the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement (including to effect any of the Transactions) or required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the East/Toucan Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the East/Toucan Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price thereof, (2) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plan, (3) the acquisition by the Company of awards granted pursuant to the Company Stock Plan in connection with the forfeiture of such awards and (4) in accordance with Section 6.04;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (except for transactions among the Company and wholly owned Company Subsidiaries and for any Liens in favor of the administrative agent under the Company’s existing credit agreement) (A) any shares of capital stock of the Company or any Company Subsidiary, (B) any other equity interests or voting securities of the Company or any Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (E) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of the capital stock of the Company or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary, or (F) any Company Voting Debt except, in each case of (A)-(F), for issuing shares of Company Common Stock in respect of equity awards outstanding under the Company Stock Plan as of the date hereof;

(iii) (A) amend the Company Charter or the Company By-laws or (B) amend in any material respect the charter or organizational documents of any Company Subsidiary, except, in the case of each of the foregoing clauses (A) and (B), as may be required by applicable Law;

(iv) except as required by applicable Law (including to the extent necessary to avoid the imposition of any penalty taxes under Section 409A of the Code), pursuant to the terms of any Company Benefit Plan set forth in Section 4.11(a) of the Company Disclosure Letter or any Material Contract as in effect on the date hereof, that, in either case, has been disclosed to Parent: (i) increase the salaries, bonus opportunities, incentive compensation or other compensation or benefits of any employee or other service provider of the Company or the Company Subsidiaries (except for salary increases in the ordinary course of business consistent with past practice), (ii) grant, announce or pay any new incentive award, retention, severance, change in control or other bonus or similar compensation, (iii) establish, amend, terminate or materially increase the benefits or costs provided under any Company Benefit Plan or (iv) accelerate the vesting or payment of, or take any action to fund, any benefit or payment provided to employees or service providers of the Company or the Company Subsidiaries;

(v) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(vi) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with past practice or any transaction solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, in each case, in the ordinary course of business consistent with past practice) if the amount of the consideration paid or transferred by Company and the Company Subsidiaries in connection with any such transactions would exceed $500,000 individually or $1,000,000 in the aggregate;

(vii) sell, lease (as lessor), license, covenant not to assert, mortgage, sell, abandon, allow to lapse, and leaseback or otherwise encumber or subject to any Lien (other than any Permitted Lien), or otherwise dispose of any material properties, rights or assets (other than sales of products or services in the ordinary course of business consistent with past practice) or any interests therein that individually have a fair market value in excess of $500,000 or in the aggregate have a fair market value in excess of $1,000,000, except (A) pursuant to Contracts or commitments in effect on the date of this Agreement (or entered into after the date of this Agreement without violating the terms of this Agreement), (B) any of the foregoing with respect to inventory in the ordinary course of business consistent with past practice, (C) any of the foregoing with respect to obsolete or worthless equipment in the ordinary course of business consistent with past practice, (D) in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(b)(viii) and guarantees thereof or (E) for any transactions among the Company and the wholly owned Company Subsidiaries in the ordinary course of business consistent with past practice;

(viii) incur any Indebtedness, except for (A) Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $1,000,000 in the aggregate; (B) Indebtedness in replacement of existing Indebtedness, provided that the replacement Indebtedness does not increase the aggregate amount of Indebtedness permitted to be outstanding under the replaced Indebtedness; (C) guarantees by the Company of Indebtedness of any wholly owned Company Subsidiary and guarantees by any Company Subsidiary of Indebtedness of the Company or any other wholly owned Company Subsidiary, in each case, in the ordinary course of business consistent with past practice, (D) intercompany Indebtedness among the Company and the wholly owned Company Subsidiaries in the ordinary course of business consistent with past practice or (E) making borrowings under the Company’s revolving credit facility (as existing on the date hereof) in the ordinary course of business consistent with past practice; provided, however, that (i) with respect to clause (E), the Company shall not have an aggregate amount of Indebtedness on the Closing Date under such revolving credit facility in excess of the amount outstanding under such revolving credit facility as of the date hereof and (ii) the Company shall coordinate with Parent in order to minimize the cost of repaying such borrowings at Closing, including with respect to any breakage costs;

(ix) make, or agree or commit to make (A) any capital expenditure in excess of $1,000,000 individually and $2,500,000 in the aggregate for all such capital expenditures that are not contemplated by the capital plans for 2014 and 2015 set forth in Section 5.01(b)(ix) of the Company Disclosure Letter, or (B) any capital expenditure, except (x) as required by a Governmental Entity or (y) in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(x) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not create obligations of the Company or any of the Company Subsidiaries other than the payment of monetary damages (a) equal to or less than the amounts reserved with respect thereto on the Financial Statements or (b) not in excess of $1,000,000 in the aggregate;

(xi) enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other labor union Contract applicable to the employees of the Company or any of the Company Subsidiaries, other than modifications, amendments, extensions, renewals, replacements or terminations of such Contracts in the ordinary course of business consistent with past practice;

(xii) abandon, allow to lapse, subject to a Lien, assign, transfer, convey title (in whole or in part), license, covenant not to assert, grant any right or other licenses to, or otherwise dispose of, material trademarks, trademark rights, trade names or service marks or other material Intellectual Property Rights owned by or exclusively licensed to the Company or any Company Subsidiary, or enter into licenses or agreements that impose material restrictions upon the Company or any Company Subsidiaries with respect to material trademarks, trademark rights, trade names or service marks or other material Intellectual Property Rights owned by any third party, in each case other than non-exclusive licenses in the ordinary course of business consistent with past practice;

(xiii) other than in the ordinary course of business, materially amend or modify any Company Material Contract or enter into, materially amend or modify any Contract that would be a Company Material Contract if it had been entered into prior to the date of this Agreement;

(xiv) make, change or revoke any material Tax election, materially change any method of Tax accounting or annual Tax accounting period, settle any claim, action or proceeding relating to material Taxes, waive any statute of limitations for any material Tax claim or assessment (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), obtain or request any material Tax ruling or closing agreement or surrender any right to obtain a material Tax refund;

(xv) enter into any new line of business outside of its and the Company Subsidiaries’ existing business;

(xvi) dissolve or liquidate any Company Subsidiary, Merger Sub One or Merger Sub Two;

(xvii) enter into any Government Contract or submit any Government Bid that would knowingly be expected to result in a Contract Loss in excess of $500,000; or

(xviii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(c) Control of Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the East/Toucan Effective Time.

SECTION 5.02. No Solicitation by the Company. (a) From the date of this Agreement until the East/Toucan Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it authorize or permit any of its Affiliates or any of its or their respective directors, officers or employees or any of its or their respective investment bankers, accountants, attorneys or other advisors, agents or representatives (collectively, “Representatives”) to, (i) directly or indirectly solicit or initiate, or knowingly encourage, induce or facilitate, any Company Acquisition Transaction or any inquiry or proposal that may reasonably be expected to lead to a Company Acquisition Transaction, or (ii) directly or indirectly participate in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, or cooperate in any way with any Person (whether or not a Person making a Company Acquisition Transaction) with respect to, any Company Acquisition Transaction or any inquiry or proposal that may reasonably be expected to lead to a Company Acquisition Transaction. The Company shall, and shall instruct its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person (other than Parent and its Representatives) conducted heretofore with respect to any Company Acquisition Transaction or any inquiry or proposal that may reasonably be expected to lead to a Company Acquisition Transaction, and request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives, and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives, in connection with any actual or potential proposal by such Person to acquire the Company. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.02(a) by any Affiliates of the Company or any of its or their Representatives shall constitute a breach of this Section 5.02(a) by the Company.

(b) For purposes of this Agreement:

“Company Acquisition Transaction” means any transaction involving a merger, consolidation, business combination, purchase or disposition of any material amount of the assets of the Company or any capital stock of the Company other than (i) the issuance or purchase of the Company’s capital stock or options to purchase the Company’s capital stock to or from employees of the Company or any of the Company Subsidiaries in the ordinary course and (ii) the transactions contemplated, or as otherwise permitted, by this Agreement.

SECTION 5.03. No Solicitation by Parent; Parent Recommendation.

(a) Except as otherwise provided in this Agreement, from the date of this Agreement until the East/Toucan Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall not, nor shall it authorize or permit any of its Affiliates or any of its or their respective Representatives to, (i) directly or indirectly solicit or initiate, or knowingly encourage, induce or facilitate, any Parent Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Parent Takeover Proposal, or (ii) directly or indirectly participate in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, or cooperate in any way with any Person (whether or not a Person making a Parent Takeover Proposal) with respect to, any Parent Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Parent Takeover Proposal. Parent shall, and shall instruct its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person (other than the Company and its Representatives) conducted heretofore with respect to any Parent Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Parent Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished any such Person or its Representatives and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Parent Stockholder Approval, in response to a bona fide written Parent Takeover Proposal that the Parent Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or would reasonably be expected to result in a Superior Parent Proposal, and which Parent Takeover Proposal did not result from a breach of this Section 5.03(a), Parent, and its Representatives at the request of Parent may, subject to compliance with Section 5.03(c), (x) furnish information with respect to Parent and the Parent Subsidiaries to the Person making such Parent Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to the Company or is provided to the Company prior to or substantially concurrent with the time it is provided to such Person) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement and containing “standstill” provisions that are not less restrictive to such Person than the “standstill” provisions contained in the Exclusivity Agreement are to the Company (provided that Parent promptly provides to the Company a copy of such confidentiality agreement), and (y) participate in discussions regarding the terms of such Parent Takeover Proposal and the negotiation of such terms with, and only with, the Person or Persons making such Parent Takeover Proposal (and such Person’s or Persons’ Representatives and financing sources). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.03(a) by any Affiliates of Parent or any of its or their Representatives shall constitute a breach of this Section 5.03(a) by Parent.

(b) Except as set forth in this Section 5.03, neither the Parent Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to the Company), or propose publicly to withdraw (or modify in any manner adverse to the Company), the Parent Recommendation or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Parent Takeover Proposal (any action in this clause (i) being referred to as a “Parent Adverse Recommendation Change”) or (ii) adopt, or propose publicly to adopt, or allow Parent or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement or arrangement (other than a confidentiality agreement referred to in Section 5.03(a)) relating to any Parent Takeover Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, the Parent Board may (1) make a Parent Adverse Recommendation Change in response to a Parent Intervening Event or (2) (A) make a Parent Adverse Recommendation Change or (B) terminate this Agreement in accordance with Section 8.01(f), in case of either (A) or (B), following receipt of a Parent Takeover Proposal after the execution of this Agreement that did not result from a breach of Section 5.03(a) and that the Parent Board determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, constitutes a Superior Parent Proposal, in each case referred to in the foregoing clauses (1) and (2), only if the Parent Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that

Parent shall not be entitled to exercise its rights to make a Parent Adverse Recommendation Change or terminate this Agreement in accordance with Section 8.01(f) unless (i) Parent delivers to the Company a written notice (a “Parent Notice”) advising the Company that the Parent Board intends to take such action and specifying the reasons therefor, including, in the case of a Parent Intervening Event, summarizing such Parent Intervening Event and, in the case of a Superior Parent Proposal, summarizing the terms and conditions of any Superior Parent Proposal that is the basis of the proposed action by the Parent Board (including the identity of the party making such Superior Parent Proposal) and providing the Company a copy of the most current version of any proposed definitive agreement(s) with respect to such Superior Parent Proposal and (ii) on or after the Applicable Time on the third (3rd) Business Day following the day on which the Company received the Parent Notice (it being understood that for purposes of calculating such three (3) Business Days, the first Business Day shall be the first Business Day after the date of such receipt), Parent reaffirms in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that (A) the failure to make a Parent Adverse Recommendation Change as a result thereof would continue to be inconsistent with its fiduciary duties under applicable Law and (B) in the case of a Parent Intervening Event, such Parent Intervening Event remains in effect and, in the case of a Superior Parent Proposal, such Superior Parent Proposal continues to constitute a Superior Parent Proposal (it being understood and agreed that any amendment to the financial terms or any other material amendment to any term of such Superior Parent Proposal shall require a new Parent Notice and a new two (2) Business Day period (it being understood that any such two (2) Business Day period shall be calculated in the same manner as the initial three (3) Business Day period)). In determining whether to make a Parent Adverse Recommendation Change or terminate this Agreement in accordance with Section 8.01(f), the Parent Board shall take into account any changes to the terms of this Agreement proposed by the Company in response to a Parent Notice or otherwise, and if requested by the Company, Parent shall engage in good faith negotiations with the Company regarding any changes to the terms of this Agreement proposed by the Company. Parent shall keep the Company reasonably informed of material developments with respect to any Parent Intervening Event.

(c) In addition to the obligations of Parent set forth in paragraphs (a) and (b) of this Section 5.03, Parent shall, within 24 hours of the receipt thereof, advise the Company in writing of any Parent Takeover Proposal and, promptly following Parent obtaining Knowledge of the receipt thereof, any inquiry or proposal that would reasonably be expected to lead to a Parent Takeover Proposal, the material terms and conditions of any such Parent Takeover Proposal (including any changes thereto) and the identity of the Person making any such Parent Takeover Proposal. Parent shall keep the Company informed on a reasonably current basis of the status and the material details (including any material change to the terms thereof) of any Parent Takeover Proposal.

(d) Nothing contained in this Section 5.03 shall prohibit Parent from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act; provided, however, that (i) in no event shall Parent or the Parent Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.03(b) and (ii) any public disclosure made by or on behalf of Parent that refers to a Parent Takeover Proposal will be deemed to be a Parent Adverse Recommendation Change (including for purposes of Section 8.01(e)) unless the Parent Board expressly reaffirms the Parent Recommendation.

(e) For purposes of this Agreement:

“Parent Takeover Proposal” means any proposal or offer (whether or not in writing) from a third party (other than the Company or any of its Subsidiaries) with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving Parent or any Parent Subsidiary, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Parent Subsidiary or otherwise) of any business or assets of Parent or the Parent Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of Parent and the Parent Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of Persons of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the total outstanding voting power of Parent, (iv) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the Parent Common Stock or (v) combination of the foregoing (in each case, other than the Transactions).

“Superior Parent Proposal” means any bona fide written offer from a third party (other than the Company or any of its Subsidiaries) that, if consummated, would result in such Person (or, in the case of a direct merger between such Person and Parent, the stockholders of such Person) acquiring, directly or indirectly, more than 50% of the voting power of the Parent Common Stock or all or substantially all the assets of Parent and its Subsidiaries, taken as a whole, and which offer, in the good faith judgment of the Parent Board (after consultation with outside counsel and a financial advisor of nationally recognized reputation), if consummated, would result in a transaction that is more favorable, from a financial point of view, to the stockholders of Parent than the Transactions (taking into account all of the terms and conditions of, and the likelihood, timing of, and regulatory requirements in connection with, completion of, such offer and of this Agreement (including any changes to the terms of this Agreement proposed by the Company in response to such Superior Parent Proposal or otherwise)).

“Parent Intervening Event” means a material event, fact, circumstance, development or occurrence that is unknown to or not reasonably foreseeable by the Parent Board or any member thereof on the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Parent Board or any member thereof on the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequences becomes known to the Parent Board or any member thereof prior to obtaining the Parent Stockholder Approval; provided, however, that none of the following will constitute a Parent Intervening Event: (i) any action taken by any party hereto pursuant to and in compliance with the affirmative covenants set forth in Section 6.03 of this Agreement, (ii) changes in the market price or trading volume of Parent’s securities or changes in Parent’s credit ratings (except that this clause (ii) will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying such change has resulted in or contributed to a Parent Intervening Event), (iii) the receipt, existence of or terms of a Parent Takeover Proposal (except that this clause (iii) will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying the receipt, existence of or terms of such Parent Takeover Proposal has resulted in or contributed to a Parent Intervening Event) and (iv) any events relating to the transactions contemplated by this Agreement or the Company or the Company Subsidiaries.

ARTICLE VI

Additional Agreements

SECTION 6.01. Preparation of the Form S-4 and the Proxy Statement/Consent Solicitation Statement; Parent Stockholders Meeting; and Merger Sub One Stockholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall jointly prepare, and Parent shall, or shall cause Merger Sub Three to, file with the SEC, (i) a proxy statement to be sent to the stockholders of Parent relating to the Parent Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and (ii) a consent solicitation statement of the Company to be sent to the stockholders of the Company relating to the Company Stockholder Approval (together with any amendments or supplements thereto, the “Consent Solicitation Statement” and, together with the Proxy Statement, the “Proxy Statement/Consent Solicitation Statement”), and Parent and the Company shall prepare, and Parent shall, or shall cause Merger Sub Three to, file with the SEC, the Form S-4, in which the Proxy Statement/Consent Solicitation Statement will be included as a prospectus, and Parent shall, or shall cause Merger Sub Three to, use its respective reasonable best efforts to cause the Form S-4 and the Proxy Statement to comply with the rules and regulations promulgated by the SEC and to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC and to maintain the effectiveness of the Form S-4 as long as is necessary to consummate the Transactions. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Consent Solicitation Statement. Parent shall, or shall cause Merger Sub Three to, promptly notify the Company upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Consent Solicitation Statement and shall provide the Company with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Parent shall, or shall cause Merger Sub Three to, use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement/Consent Solicitation Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement/Consent Solicitation Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail, or cause to be filed or mailed, such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Parent shall, or shall cause Merger Sub Three to, advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and Parent shall, or shall cause Merger Sub Three to, use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall, or shall cause Merger Sub Three to, also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Transactions.

(b) If prior to the East/Toucan Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement/Consent Solicitation Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement/Consent Solicitation Statement or the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC any necessary amendment or supplement to the Proxy Statement/Solicitation Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company’s stockholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c) If prior to the East/Toucan Effective Time, any event occurs with respect to the Company, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement/Consent Solicitation Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement/Consent Solicitation Statement or the Form S-4, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement/Consent Solicitation Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) Parent shall use its reasonable best efforts to (i) cause the Proxy Statement/Consent Solicitation Statement to be mailed to Parent’s stockholders and to hold the Parent Stockholders Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act and (ii) subject to Section 5.03(b), solicit the Parent Stockholder Approval. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Stockholder Approval and shall include the Parent Recommendation in the Proxy Statement/Consent Solicitation Statement, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 5.03(b). Notwithstanding the foregoing provisions of this Section 6.01(d), if following the dissemination of the Proxy Statement/Consent Solicitation Statement, either Parent or the Company reasonably determines in good faith that the Parent Stockholder Approval is unlikely to be obtained at the scheduled Parent Stockholders Meeting, then on a single occasion and prior to the vote contemplated having been taken, Parent shall have the right to postpone or adjourn the Parent

Stockholders Meeting, provided that in no event shall the Parent Stockholders Meeting (as so postponed or adjourned) be held on a date that is more than 30 days after the date for which the Parent Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). Parent agrees that, unless this Agreement has been terminated in accordance with Section 8.01, its obligations pursuant to this Section 6.01 will not be affected by the making of any Parent Adverse Recommendation Change by the Parent Board or the occurrence of a Parent Intervening Event.

(e) The Company shall cause the Proxy Statement/Consent Solicitation Statement included in the Form S-4 to be mailed to the Company’s stockholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act and submit this Agreement for adoption by the Company’s stockholders via written consent as soon as practicable after the Form S-4 becomes effective and, subject to the Company Board’s fiduciary duties under applicable Law, solicit the Company Stockholder Approval. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval and shall include the Company Recommendation in the Proxy Statement/Consent Solicitation Statement, subject to the Company Board’s fiduciary duties under applicable Law.

(f) As soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act and the Proxy Statement/Consent Solicitation Statement is mailed to the Company’s stockholders, Merger Sub One shall call and hold a meeting of its sole stockholder for the purpose of submitting this Agreement for adoption by such stockholder.

SECTION 6.02. Access to Information; Confidentiality. (a) Subject to applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and to Parent’s Representatives reasonable access, upon reasonable advance notice, during the period from the date of this Agreement until the earlier of the East/Toucan Effective Time or termination of this Agreement in accordance with its terms, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request in connection with this Agreement and the transactions contemplated hereby, including for purposes of any business planning (including for post-Closing periods) and integration; provided, however, that the Company (i) shall not be required to afford such access if it would unreasonably disrupt the operations of the Company, (ii) may withhold any document or information the disclosure of which would cause a violation of any agreement to which the Company or such Company Subsidiary is a party (provided that the Company shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure) and (iii) may withhold any document or information the disclosure of which would be reasonably likely to risk a loss of legal privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege). If any material is withheld by the Company pursuant to the immediately preceding sentence, the Company shall, to the extent possible without violating an agreement or risking a loss of legal privilege, inform Parent as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.02(a) shall be subject to the confidentiality agreement dated July 9, 2014 by and among Parent, Company, Kohlberg Kravis Roberts & Co., L.P. and General Atlantic Service Company, LLC (the “Confidentiality Agreement”).

(b) Subject to applicable Law, Parent shall, and shall cause each of the Parent Subsidiaries to, afford to the Company and to the Company’s Representatives reasonable access, upon reasonable advance notice, during the period from the date of this Agreement until the earlier of the East/Toucan Effective Time or termination of this Agreement in accordance with its terms, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, Parent shall, and shall cause each of the Parent Subsidiaries to, furnish promptly to the Company all information concerning its business, properties and personnel as the Company may reasonably request in connection with this Agreement and the transactions contemplated hereby, including for purposes of any business planning (including for post-Closing periods) and integration; provided, however, that Parent (i) shall not be required to afford such access if it would unreasonably disrupt the operations of Parent, (ii) may withhold any document or information the disclosure of which would cause a violation of any agreement to which Parent or such Parent Subsidiary is a party (provided that Parent shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure) and (iii) may withhold any document or information the disclosure of which would be reasonably likely to risk a loss of legal privilege (provided that Parent shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that would not be reasonably likely to risk a loss of legal privilege). If any material is withheld by Parent pursuant to the immediately preceding sentence, Parent shall, to the extent possible without violating an agreement or risking a loss of legal privilege, inform the Company as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.02(b) shall be subject to the Confidentiality Agreement.

SECTION 6.03. Required Actions.

(a) Each of the parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary or advisable to cause the conditions to closing of the Transactions to be satisfied and consummate and make effective, in each case, as soon as reasonably possible (and in any event no later than the End Date), the Transactions.

(b) In connection with and without limiting Section 6.03(a), the Company and the Company Board and Parent and the Parent Board shall use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the Transactions and (y) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the Transactions, take all action reasonably appropriate to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c) In connection with and without limiting Section 6.03(a), Parent and the Company shall cooperate in good faith to seek to obtain all consents, approvals and waivers required by the terms of any material Contracts with third parties or material Permits in connection with the transactions contemplated hereby.

(d) In connection with and without limiting Section 6.03(a), the Company and Parent shall promptly enter into discussions with the Governmental Entities from whom Consents are required to be obtained in connection with the consummation of the Transactions in order to obtain all such required Consents from such Governmental Entities, in each case with respect to the Mergers, so as to enable the Closing to occur as soon as reasonably possible, and in any event no later than the End Date. To the extent necessary in order to accomplish the foregoing and subject to the limitations set forth in Section 6.03(f), the Company and Parent shall use their respective reasonable best efforts to jointly negotiate, commit to and effect, by consent decree, hold separate order, condition or approval or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation of, or requirements or undertakings with respect to the conduct by the Company, Parent or any of their respective Subsidiaries of, any portion of the business, properties or assets of the Company, Parent or any of their respective Subsidiaries; provided, however, that neither Parent nor the Company shall be required pursuant to this Section 6.03(d) to commit to or effect any action, prohibition, limitation, requirement or undertaking that is not conditioned upon the consummation of the Transactions or that, individually or in the aggregate, would or would reasonably be expected to be materially adverse to the Company and its Subsidiaries or Parent and the Parent Subsidiaries, each taken as a whole. If the actions taken by Parent and the Company pursuant to the immediately preceding sentence do not result in the conditions set forth in Sections 7.01(c) and (d) being satisfied, then, during the term of this Agreement, each of Parent and the Company shall use their reasonable best efforts to initiate or participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any action by any Governmental Entity to prevent or enjoin the consummation of the Transactions or (ii) take such action as necessary to overturn any regulatory action by any Governmental Entity to block consummation of the Transactions, including by defending any suit, action or other legal proceeding brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Legal Restraint resulting from any suit, action or other legal proceeding that would cause any condition set forth in Section 7.01(c) or (d) not to be satisfied.

(e) In connection with and without limiting the generality of the foregoing, each of Parent and the Company shall:

(i) make or cause to be made as promptly as reasonably practicable (and in any event no later than 15 Business Days following the date of this Agreement), in consultation and cooperation with the other, all filings required under the HSR Act relating to the Merger;

(ii) use its reasonable best efforts to furnish to the other all assistance, cooperation and information required for any such registration, declaration, notice or filing and in order to achieve the effects set forth in Section 6.03(d);

(iii) give the other reasonable prior notice of any such registration, declaration, submission, notice or filing and, to the extent reasonably practicable, of any communication with any Governmental Entity regarding the Transactions (including with respect to any of the actions referred to in Section 6.03(d) and in this Section 6.03(e)), and permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such registration, declaration, submission, notice, filing or communication;

(iv) use its reasonable best efforts to respond as promptly as reasonably practicable to any inquiries or requests received from any Governmental Entity or any other authority enforcing applicable antitrust, competition, trade regulation or similar Laws for additional information or documentary material in connection with antitrust, competition, trade regulation or similar matters (including a “second request” under the HSR Act), and not extend any waiting period under the HSR Act or enter into any agreement with such Governmental Entities or other authorities not to consummate any of the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed;

(v) prepare and submit, in a form acceptable to the cognizant security agency, to the Defense Security Service (“DSS”) of the United States Department of Defense a notification under NISPOM and any other applicable national or industrial security regulations, and any other applicable customer, national or industrial security regulations or customer program security requirements; provided, that each of Parent and the Company shall have approval rights over the content of all related communications, filings and notifications and shall be entitled to participate in all related discussions, where acceptable to the cognizant security agency; and

(vi) unless prohibited by applicable Law or by the applicable Governmental Entity, (A) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any conversation with any Governmental Entity in respect of the Transactions (including with respect to any of the actions referred to in Section 6.03(d) and in this Section 6.03(e)) without the other, (B) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party reasonably apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement and the Mergers, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Mergers, subject to redaction of competitively sensitive information, valuation material or information subject to attorney client privilege.

(f) Notwithstanding anything else contained herein but subject to the proviso of the second sentence of Section 6.03(d), the provisions of this Section 6.03 shall not be construed to require the Company, Parent or their respective Subsidiaries to offer, take, commit to or accept any action, restrictions or limitations of or on the Company, Parent or their respective Subsidiaries, or to permit such actions, restrictions or limitations without the prior written consent of Parent (in the case of such offerings, taking, commitments, acceptances or permissions by the Company) or the Company (in the case of such offerings, takings, commitments, acceptances, or permissions by Parent), as applicable, if such actions, restrictions or limitations, individually or in the aggregate, would or would reasonably be expected to be materially adverse to the Company, Parent and their respective Subsidiaries, taken as a whole.

SECTION 6.04. Stock Plans.

(a) Prior to the East Effective Time, Parent or the Parent Board, as applicable, shall adopt resolutions and take all other actions necessary to effectuate the actions set forth in Section 6.04 of the Parent Disclosure Letter.

(b) Prior to the East/Toucan Effective Time, the Company or the Company Board, as applicable, shall adopt resolutions and take all other actions necessary to effectuate the actions set forth in Section 6.04 of the Company Disclosure Letter and to ensure that, notwithstanding anything to the contrary, following the East/Toucan Effective Time, no Person shall have any right to acquire any securities of the Company or to receive any payment, right or benefit with respect to any award previously granted under any Company Stock Plan (whether hereunder, under any Company Stock Plan or individual award agreement or otherwise), except the right to receive a cash payment, right or benefit with respect thereto as provided in Section 6.04 of the Company Disclosure Letter.

(c) Prior to the East/Toucan Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plan) shall pass resolutions to effect the foregoing provisions of this Section 6.04.

SECTION 6.05. Indemnification, Exculpation and Insurance.

(a) From and after the East/Toucan Effective Time, Holdco agrees that all rights to indemnification, advancement of expenses and exculpation of each former and present director or officer of the Company or any Company Subsidiary and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, with respect to matters existing or occurring at or prior to the East/Toucan Effective Time (including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Company Indemnified Party is or was an officer or director of the Company or any Company Subsidiary or is or was serving at the request or for the benefit of the Company or any Company Subsidiary as a director or officer of another Person, pension or other employee benefit plan or enterprise, whether asserted or claimed prior to, at or after the East/Toucan Effective Time as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) as in effect on the date of this Agreement or in any agreement, a true and complete copy of which agreement has been provided by the Company to Parent prior to the date hereof, to which the Company or any of its Subsidiaries is a party, shall survive the East/Toucan Merger and continue in full force and effect in accordance with their terms. For a period of six years from the East/Toucan Effective Time, Holdco shall, and shall cause Toucan Surviving LLC to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s articles of incorporation and by-laws or other organization documents in effect immediately prior to the East/Toucan Effective Time or in any agreement, a true and complete copy of which agreement has been provided by the Company to Parent prior to the date hereof, to which the Company or any of its Subsidiaries is a party, in each case in effect immediately prior to the East/Toucan Effective Time and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Toucan Surviving LLC’s certificate of formation or limited liability company agreement in any manner that would adversely affect the rights thereunder of any individual who immediately before the East/Toucan Effective Time was entitled to exculpation, indemnification or advancement of expenses thereunder; provided, however, that all rights to indemnification in respect of any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each, an “Action”) pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) For a period of six years from the East/Toucan Effective Time, Holdco shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the East/Toucan Effective Time by the Company and its Subsidiaries from a carrier with the same or better credit ratings to the Company’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the East/Toucan Effective Time, except that in no event shall Holdco be required to pay an annual premium for such insurance in excess of 250% of the aggregate annual premium payable by the Company for such insurance policy for the year ended December 31, 2013 (the “Maximum Amount”); provided, however, that if such insurance can only be obtained at an annual premium in excess of the Maximum Amount, Holdco shall obtain the most advantageous policy of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Amount. In lieu of the foregoing, the Company may in its discretion purchase, and Parent or Holdco, as applicable, may in its discretion purchase (or cause to be purchased) if the Company declines to do so, a “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy covering the six-year period from and after the East/Toucan Effective Time from a carrier with the same or better credit ratings to the Company’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and on terms and conditions not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the East/Toucan Effective Time, provided that without the Parent’s or Holdco’s consent, as applicable, the cost of such “tail” policy shall not exceed the Maximum Amount.

(c) In the event that Holdco, Toucan Surviving LLC or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Holdco or Toucan Surviving LLC shall cause proper provision to be made so that the successors and assigns of Holdco or Toucan Surviving Company, as the case may be, assume the obligations set forth in this Section 6.05.

(d) The provisions of this Section 6.05 shall (i) survive consummation of the Mergers, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

SECTION 6.06. Certain Tax Matters.

(a) The Company and Parent shall each use its reasonable best efforts to cause the East/Toucan Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and cooperate with one another in obtaining an opinion from Parent’s Counsel, as provided for in Section 7.02(d), and from Company’s Counsel, as provided for in Section 7.03(d), and neither shall take any action (or fail to take any action) that is reasonably likely to prevent or impede such qualification. Parent will report the Transactions in a manner consistent with such qualification.

(b) (i)(A) The Company shall use its reasonable best efforts to deliver to Simpson Thacher & Bartlett LLP, counsel to the Company (“Company’s Counsel”), and Weil, Gotshal & Manges LLP, counsel to Parent (“Parent’s Counsel”), a tax representation letter, dated as of the Closing Date (and, if requested by Company’s Counsel or Parent’s Counsel, dated as of the date the Form S-4 is declared effective by the SEC or such other time or times reasonably requested by the Company’s Counsel or Parent’s Counsel), and signed by an officer of the Company, containing customary representations of the Company, and (B) Parent shall use its reasonable best efforts to deliver to Company’s Counsel and Parent’s Counsel a tax representation letter, dated as of the Closing Date (and, if requested by Company’s Counsel or Parent’s Counsel, dated as of the date the Form S-4 is declared effective by the SEC or such other time or times reasonably requested by Company’s Counsel or Parent’s Counsel), and signed by an officer of Parent containing customary representations of Parent (collectively, the “368(a) Tax Representation Letters”), in each case as reasonably necessary and appropriate to enable Company’s Counsel to render the opinion described in Section 7.03(d)(i) and Parent’s Counsel to render the opinion described in Section 7.02(d)(i); and (ii) the Company and Parent shall each use its reasonable best efforts to deliver tax representation letters to Deloitte Tax LLP, upon request of, and at such time or times reasonably requested by, Deloitte Tax LLP (the “382 Tax Representation Letters,” together with the 368(a) Tax Representation Letters, the “Tax Representation Letters”), in each case as reasonably necessary and appropriate to enable Deloitte Tax LLP to render the opinion described in Section 7.02(d)(ii) and Section 7.03(d)(ii).

(c) Each of the Company and Parent shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations included in a Tax Representation Letter delivered by the Company or Parent, as applicable, pursuant to Section 6.06(b), in each case as of the date the applicable opinion is given.

SECTION 6.07. Transaction Litigation. Subject to applicable Law, Parent shall give the Company the opportunity to participate in the defense or settlement of any litigation by a holder of securities of, or lender to, Parent against Parent or its directors or officers relating to the Transactions and no such settlement shall be agreed to without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to applicable Law, the Company shall give Parent the opportunity to participate in the defense or settlement of any litigation against the Company or its directors or officers by a holder of securities of, or lender to, the Company relating to the Transactions and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 6.03, each of Parent and the Company shall cooperate, shall cause the Parent Subsidiaries and the Company Subsidiaries, as applicable, to cooperate, and shall use its reasonable best efforts to cause its directors, officers, employees, agents, legal counsel, financial advisors, independent auditors, and other advisors and representatives to cooperate in the defense against such litigation by a holder of securities of, or lender to, the Company or of Parent, as applicable.

SECTION 6.08. Section 16 Matters. Prior to the East/Toucan Effective Time, the Company and Parent each shall take all such steps as may be required to cause any acquisitions of Holdco Common Stock (including derivative securities with respect to Holdco Common Stock) resulting from the Mergers and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Holdco to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.09. Public Announcements. Except with respect to any Parent Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and the Company will use reasonable best efforts to develop a joint communications plan and to consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and not to issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (in such event, with prompt notice to the other parties hereto). The Company, Merger Sub One and Parent agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing sentences of this Section 6.09, Parent and the Company may make any oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements, was publicly disclosed and previously subject to the foregoing requirements.

SECTION 6.10. Stock Exchange Listing. Parent shall, or shall cause Merger Sub Three to, use its reasonable best efforts to cause the shares of Holdco Common Stock to be issued in the East Merger and the East/Toucan Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

SECTION 6.11. Employee Matters.

(a) Holdco agrees that, during the period commencing on the Closing Date and ending on December 31, 2015, the employees of the Parent, the Company and any of their Subsidiaries who continue to be employed by Holdco or any of its Affiliates after the Closing Date (the “Continuing Employees”) shall be provided with welfare and retirement benefits (for the avoidance of doubt excluding salary, cash bonus and other incentive compensation, stock purchase plans and equity or equity-based plans) that are substantially comparable in the aggregate to the welfare and retirement benefits (for the avoidance of doubt excluding salary, cash bonus and other incentive compensation, stock purchase plans and equity or equity-based plans) that were provided prior to the Closing Date to such Continuing Employee.

(b) For purposes of eligibility, seniority participation and vesting (but not for purposes of benefit accrual (i) to the extent that such credit would result in a duplication of benefits and (ii) under defined benefit pension plans) under the compensation and benefit arrangements that Continuing Employees become eligible to participate in, service with or credited by the Parent, the Company and any of their Subsidiaries shall be treated as service with Holdco and its Affiliates. For the calendar year in which the Closing Date occurs, Holdco shall use commercially reasonable efforts to cause any welfare benefit plans to which Continuing Employees become eligible to participate in to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability (except for pre-existing conditions that were excluded, or restrictions or limitations that were applicable, under welfare benefit arrangements maintained by the Parent, the Company or any of their Subsidiaries), and (ii) cause any deductible, coinsurance, or maximum out-of-pocket payments made by the Continuing Employees and their dependents under welfare benefit arrangements prior to the Closing Date to be credited to such Continuing Employees under welfare benefit arrangements maintained by Holdco and its Affiliates following the Closing Date, so as to reduce the amount of any deductible, co-insurance, or maximum out-of-pocket payments payable by such Continuing Employees.

(c) From and after the Closing Date, Holdco shall cause Parent, the Company, their Subsidiaries and any successor thereto to honor, fulfill and discharge their obligations under the Parent Benefit Plans and Company Benefit Plans, in accordance with the terms and conditions of such plans.

(d) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any particular Parent Benefit Plan or Company Benefit Plan, (ii) obligate Holdco or any of its Affiliates to (x) maintain any particular Parent Benefit Plan or Company Benefit Plan or (y) retain the employment of any particular employee of Parent, the Company or any of their Subsidiaries. This Section 6.11 shall inure exclusively to the benefit of, and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Section 6.11, express or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities.

SECTION 6.12. Activities of Parties Other Than Parent and the Company. Prior to the Toucan Effective Time, Merger Sub Two shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than, if applicable, a de minimis amount of cash paid for the issuance of equity in connection with its initial formation) or any material liabilities. Prior to the East Effective Time, Merger Sub Three shall not conduct any business or make any investments other than as specifically contemplated by this agreement and will not have any assets (other than, if applicable, a de minimis amount of cash paid for the issuance of equity in connection with its initial formation) or any material liabilities. Prior to the East/Toucan Effective Time, Merger Sub One and Merger Sub Four shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than, if applicable, a de minimis amount of cash paid for the issuance of equity in connection with its initial formation) or any material liabilities.

SECTION 6.13. Stockholders Agreement. Holdco shall execute, and the Company shall use its reasonable best efforts to cause Birch Partners, LP to execute, the Stockholders Agreement, substantially in the form attached hereto as Exhibit C.

SECTION 6.14. Post-Merger Transactions. Each of the parties shall use, take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, as promptly as practicable following the East/Toucan Effective Time, (i) the contribution by Holdco of all of the outstanding capital stock of Engility to Toucan Parent LLC, (ii) immediately following the consummation of the transaction referred to in clause (ii), the contribution by Toucan Parent LLC of all of the outstanding capital stock of Engility to Toucan Surviving LLC, (iii) immediately following the consummation of the transaction referred to in clause (ii), the contribution by Toucan Surviving LLC of all of the outstanding capital stock of Engility to TASC, Inc. and (iv) immediately following the consummation of the transaction referred to in clause (iii), the conversion of Engility into a limited liability company organized under the laws of the Delaware that is treated as a disregarded entity for U.S. federal income tax purposes.

SECTION 6.15. Other Requisite Approvals. Promptly following the execution of this Agreement, Merger Sub Three shall deliver to the Company a true and complete copy of an executed action by written consent of Merger Sub Three, evidencing the approval of this Agreement by Merger Sub Three in its capacity as the sole member of Merger Sub Four with respect to the East/Toucan Merger. Promptly following the execution of this Agreement, Merger Sub One shall deliver to Parent a true and complete copy of an executed action by written consent of Merger Sub One, evidencing the adoption of this Agreement by Merger Sub One in its capacity as the sole stockholder of Merger Sub Two with respect to the Toucan Merger. Promptly following the Toucan Effective Time, Merger Sub One shall deliver to Parent a true and complete copy of an executed action by written consent, evidencing the approval of the Toucan LLC Conversion by Merger Sub One in its capacity as the sole stockholder of Toucan Surviving Company.

SECTION 6.16. Parent Financing Covenant.

(a) Parent shall (i) use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange, obtain and consummate the Parent Debt Financing described in the Parent Debt Commitment Letter on the terms and conditions described in the Parent Debt Commitment Letter (including the exercise of so-called “flex” provisions applicable thereto) as promptly as practicable and (ii) comply with their obligations under the Parent Debt Commitment Letter and the Parent Financing Agreements in all material respects. Parent shall promptly inform the Company in reasonable detail of any material developments concerning the Parent Debt Financing and Parent shall provide the Company, upon reasonable request, with copies of any material, substantially final and definitive Parent Financing Agreements.

(b) Parent shall not, without the prior written consent of the Company, take any actions with respect to the Parent Debt Financing which are inconsistent with this Section 6.16 and which would reasonably be expected to impair, delay or prevent the transactions contemplated by this Agreement.

(c) Prior to the Closing, Parent agrees to use its reasonable best efforts to provide, and shall cause Parent’s Subsidiaries and its and their officers, directors and employees to use reasonable best efforts to provide and shall use their respective reasonable best efforts to direct its and their accountants, legal counsel and other representatives to provide, all cooperation as may be reasonably requested by the Company in connection with the arrangement of the Incremental Debt Financing contemplated by the Incremental Debt Commitment Letter and the Amendments, including:

(i) causing Parent’s senior officers to participate in a reasonable number of meetings, presentations, drafting sessions, road shows, due diligence sessions, meetings with prospective lenders and investors and sessions with rating agencies (and other reasonable assistance in procuring a public corporate credit rating and a public corporate family rating in respect of the relevant borrower under the Incremental Debt Financing and public ratings in respect of the Incremental Debt Financing) in connection with the Incremental Debt Financing;

(ii) providing to Company from time to time financial information and other information regarding Parent and its Subsidiaries reasonably requested by the Company or the Company Debt Financing Sources (including all financial statements and financial data of the type required in registration statements on Form S-1 by Regulation S-X and Regulation S-K under the Securities Act and of a type and form customarily included in private placements pursuant to Rule 144A under the Securities Act, including, to the extent applicable with respect to such financial statements, the report of Parent’s auditors thereon, and related management discussion and analysis of financial condition and results of operations, in each case, with customary exceptions for a Rule 144A offering, together with drafts of comfort letters customary for private placements under Rule 144A under the Securities Act by auditors of Parent which such auditors are prepared to issue at the time of pricing of such debt securities and the closing thereof upon completion of customary procedures);

(iii) assisting with the preparation of appropriate and customary materials for rating agency presentations, offering and syndication documents (including prospectuses, private placement or other offering memoranda, lender and investor presentations, bank information memoranda (including an additional bank information memorandum that does not include material non-public information and the obtaining and delivery of executed authorization letters by a senior officer of Parent with respect to such memoranda)), business projections and other marketing documents required in connection with the Incremental Debt Financing;

(iv) furnishing at least four Business Days prior to the East/Toucan Effective Time all documentation and other information relating to Parent or any of its Subsidiaries reasonably required by the Company Debt Financing Sources under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001;

(v) obtaining customary evidence of authority, customary officer’s certificates and customary insurance certificates and facilitating the receipt of customary legal opinions; and

(vi) execution and delivery of, and assistance in the preparation of one or more credit agreements, indentures, note purchase agreements and/or other instruments, pledge and security documents and other definitive financing documents (including guarantees) or certificates or other documents, in each case as contemplated by the Incremental Joinder Agreements, and reasonably facilitating the taking of all corporation actions by Parent and its Subsidiaries with respect to entering such definitive financing documents and otherwise reasonably necessary to permit consummation of the Incremental Debt Financing (including with respect to the pledge of collateral);

provided, further, that notwithstanding the foregoing, no obligations of Parent, its Subsidiaries or their respective Affiliates under any agreement, document or instrument executed or delivered by Parent, its Subsidiaries or their respective Affiliates pursuant to the Incremental Debt Financing shall be effective until the East/Toucan Effective Time. Notwithstanding the foregoing or any other provision hereof, no such cooperation shall be required under this Section 6.16(c) to the extent it would unreasonably interfere with the ongoing business or operations of Parent or its Subsidiaries.

(d) Parent hereby consents to the use of its and its Subsidiaries’ logos in marketing materials for the Incremental Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Parent or any of its Subsidiaries or the reputation or goodwill of Parent or any of its Subsidiaries or any of their respective logos and provided that Parent shall be permitted to review the use of such logos prior to usage in connection with the Incremental Debt Financing.

(e) Prior to the Closing Date, Parent shall deliver or cause to be delivered to the Company a customary payoff letter with respect to the Parent Debt Refinancing.

SECTION 6.17. Company Financing Covenant.

(a) The Company shall (i) use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to (x) arrange, obtain and consummate the Incremental Debt Financing described in the Incremental Debt Commitment Letter on the terms and conditions described in the Incremental Debt Commitment Letter (including the exercise of so-called “flex” provisions applicable thereto) as promptly as practicable and (y) to effect the Amendments (it being understood that the Amendments are not committed to by the Company Debt Financing Sources and shall not be a condition to Closing) and

(ii) comply with its obligations under the Incremental Debt Commitment Letter and the Incremental Financing Agreements in all material respects. The Company shall promptly inform Parent in reasonable detail of any material developments concerning the Incremental Debt Financing and the Company shall provide Parent, upon reasonable request, with copies of any material, substantially final and definitive Incremental Financing Agreements.

(b) The Company shall not, without the prior written consent of Parent, take any actions with respect to the Incremental Debt Financing or the Amendments which are inconsistent with this Section 6.17(b) and which would reasonably be expected to impair, delay or prevent the transactions contemplated by this Agreement.

SECTION 6.18. Termination of Affiliate Agreements. At or prior to the East/Toucan Effective Time, unless otherwise directed in writing by Parent, the Company shall terminate, or otherwise amend to exclude the Company and any of its Subsidiaries as a party thereto, all Affiliate Agreements to the extent provided on Section 6.18 of the Company Disclosure Letter and shall take such other actions specified on Section 6.18 of the Company Disclosure Letter.

SECTION 6.19. Solvency Opinion. Parent shall engage an appraisal firm of national reputation to deliver a letter in a form reasonably acceptable to the Parent Board and addressed to the Parent Board indicating that, immediately before and after the payment of the Pre-East Merger Parent Special Dividend (without giving effect to the Mergers) and immediately after the East/Toucan Effective Time, and after giving effect to the Transactions (including the Pre-East Merger Parent Special Dividend, the Parent Debt Financing, the Incremental Debt Financing, the Parent Debt Refinancing and the payment of the Merger Consideration and all related fees and expenses), Parent and Holdco will be Solvent (such letter, the “Solvency Opinion”).

ARTICLE VII

Conditions Precedent

SECTION 7.01. Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligation of each party to effect the Transactions is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Parent Stockholder Approval and the Company Stockholder Approval shall have been obtained.

(b) Listing. The shares of Holdco Common Stock issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) HSR Act. Any waiting period applicable to the Mergers under the HSR Act shall have been terminated or shall have expired.

(d) No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or ruling by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal or prohibits the consummation of the Mergers or other Transactions.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for that purpose shall have been initiated by the SEC.

(f) Financing. (i) Parent has obtained the proceeds of the Parent Debt Financing such that the aggregate outstanding funded amounts under the Parent Debt Financing are no less than the amount required to effectuate the Pre-East Merger East Special Dividend, the Pre-East Merger Parent Special Dividend and payment in full of the Existing East Credit Facility and (ii) the Company has obtained proceeds of the Incremental Debt Financing such that the aggregate outstanding funded amounts under the Incremental Debt Financing are no less than the amount required to effectuate the Parent Debt Financing.

(g) Solvency Opinion. The Parent Board shall have received the Solvency Opinion.

SECTION 7.02. Condition to Parent’s Obligation to Effect the Transactions. The obligation of Parent, Merger Sub Three and Merger Sub Four to consummate the Transactions is further subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Sections 4.01 (Organization, Standing and Power), 4.03 (Capital Structure), 4.04 (Authority; Execution and Delivery; Enforceability), 4.09(b) (Taxes) and 4.19 (Brokers’ Fees and Expenses)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” are not excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, such effects shall similarly not be excluded for purposes of this Section 7.02(a)); the representations and warranties of the Company contained in Sections 4.01 (Organization, Standing and Power), 4.04 (Authority; Execution and Delivery; Enforceability) and 4.19 (Brokers’ Fees and Expenses) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and the representations and warranties of the Company contained in Sections 4.03 (Capital Structure) and 4.09(b) (Taxes) shall be true and correct in all respects, except for (x) de minimis inaccuracies with respect to Section 4.03 (Capital Structure) and (y) inaccuracies of less than $10 million in the aggregate with respect to the first three sentences of Section 4.09(b), in each case, at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. Each of the Company, Merger Sub One and Merger Sub Two shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(d) Tax Opinions. Parent shall have received (i) the written opinion of Parent’s Counsel, dated as of the Closing Date, to the effect that the East/Toucan Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) a copy of a written opinion of Deloitte Tax LLP to the Company, dated as of the Closing Date, in form and substance reasonably satisfactory to Parent, to the effect that (A) the Mergers, taken together with the other transactions contemplated by this Agreement and occurring on the Closing Date and taking into account the issuance of the maximum number of shares of Parent Common Stock issuable following the Closing in respect of equity awards outstanding under the Parent Stock Plans as of the Closing Date, will not result in an ownership change of the Company within the meaning of Section 382(g) of the Code and (B) the Company will not have had a cumulative owner shift under Section 382 of the Code of more than 49.1 percentage points during the “testing period” (as defined in Section 382(i) of the Code) ending on the Closing Date after giving effect to the Mergers and the other transactions contemplated by this Agreement and taking into account the issuance of the maximum number of shares of Parent Common Stock issuable following the Closing in respect of equity awards outstanding under the Parent Stock Plans as of the Closing Date. In rendering the opinion described in Section 7.02(d)(i), Parent’s Counsel shall be entitled to receive and rely upon the 368(a) Tax Representation Letters and in rendering the opinion described in Section 7.02(d)(ii), Deloitte Tax LLP shall be entitled to receive and rely upon any 382 Tax Representation Letters.

(e) Stockholders Agreement. Birch Partners, LP shall have executed and delivered the Stockholders Agreement, substantially in the form attached hereto as Exhibit C.

(f) Termination of Affiliate Agreements. The Affiliate Agreements shall have been terminated, and the rights with respect thereto waived, in accordance with Section 6.18.

SECTION 7.03. Condition to the Company’s Obligation to Effect the Transactions. The obligations of the Company, Merger Sub One and Merger Sub Two to consummate the Transactions are further subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent contained in this Agreement (except for the representations and warranties contained in Sections 3.01 (Organization, Standing and Power), 3.03 (Capital Structure), 3.04 (Authority; Execution and Delivery; Enforceability) and 3.19 (Brokers’ Fees and Expenses)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (it being agreed that with respect to any representation or warranty with respect to which effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” are not excluded in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, such effects shall similarly not be excluded for purposes of this Section 7.03(a)); the representations and warranties of Parent contained in Sections 3.01 (Organization, Standing and Power), 3.04 (Authority; Execution and Delivery; Enforceability) and 3.19 (Brokers’ Fees and Expenses) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and the representations and warranties of Parent contained in Section 3.03 (Capital Structure) shall be true and correct in all respects, except for de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent. Each of Parent, Merger Sub Three and Merger Sub Four shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall have not occurred a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(d) Tax Opinions. Company shall have received (i) the written opinion of Company’s Counsel, dated as of the Closing Date, to the effect that the East/Toucan Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the written opinion of Deloitte Tax LLP, dated as of the Closing Date, to the effect that (A) the Mergers, taken together with the other transactions contemplated by this Agreement and occurring on the Closing Date and taking into account the issuance of the maximum number of shares of Parent Common Stock issuable following the Closing in respect of equity awards outstanding under the Parent Stock Plans as of the Closing Date, will not result in an ownership change of the Company within the meaning of Section 382(g) of the Code and (B) the Company will not have had a cumulative owner shift under Section 382 of the Code of more than 49.1 percentage points during the “testing period” (as defined in Section 382(i) of the Code) ending on the Closing Date after giving effect to the Mergers and the other transactions contemplated by this Agreement and taking into account the issuance of the maximum number of shares of Parent Common Stock issuable following the Closing in respect of equity awards outstanding under the Parent Stock Plans as of the Closing Date. In rendering the opinion described in Section 7.03(d)(i), Company’s Counsel shall be entitled to receive and rely upon the 368(a) Tax Representation Letters and in rendering the opinion described in Section 7.03(d)(ii), Deloitte Tax LLP shall be entitled to receive and rely upon any 382 Tax Representation Letters.

(e) Stockholders Agreement. Holdco shall have executed and delivered the Stockholders Agreement, substantially in the form attached hereto as Exhibit C.

(f) Holdco Charter and Bylaws. As of the East/Toucan Effective Time, the Holdco Charter shall have become the certificate of incorporation of Holdco and the Holdco Bylaws shall have become the bylaws of Holdco.

(g) Company Director Designees. The Company Director Designees shall have been elected to serve as directors of Holdco effective as of the East/Toucan Effective Time.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after the receipt of the Parent Stockholder Approval or the Company Stockholder Approval, as follows:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Mergers are not consummated on or before the End Date. The “End Date” shall be April 28, 2015; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if such failure of the Mergers to occur on or before the End Date is a proximate result of a breach of this Agreement by such party; or

(ii) if any Governmental Entity shall have (A) enacted, issued, promulgated or enforced any Law that makes the consummation of the Mergers illegal or otherwise prohibited or (B) enacted, issued, promulgated, enforced or entered any final and non-appealable Judgment which has the effect of making the consummation of the Mergers illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have complied in all material respects with its obligations under Section 6.03 to prevent, oppose or remove such Law or Judgment.

(iii) if the Parent Stockholder Approval is not obtained at the Parent Stockholders Meeting duly convened therefor (unless such Parent Stockholders Meeting has been adjourned, in which case at the final adjournment thereof).

(c) by the Company, if Parent breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Parent contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) is incapable of being cured by the End Date or is not cured by Parent, as the case may be, within 30 days after receiving written notice from the Company;

(d) by Parent, if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) is incapable of being cured by the End Date or is not cured by the Company, as the case may be, within 30 days after receiving written notice from Parent;

(e) by the Company, prior to obtaining the Parent Stockholder Approval, in the event that (i) a Parent Adverse Recommendation Change shall have occurred or (ii) Parent shall have failed to include the Parent Recommendation in the Proxy Statement/Consent Solicitation Statement; or

(f) by Parent, provided that Parent has complied with its obligations under Section 5.03(b) and has paid, or pays substantially concurrently with such termination, the Parent Termination Fee pursuant to Section 8.02(b)(ii), at any time prior to obtaining the Parent Stockholder Approval, in order to enter into a binding agreement that provides for a Superior Parent Proposal.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.01 shall give written notice of such termination to the other parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

SECTION 8.02. Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or Parent, other than the last sentence of Section 6.02(a), the last sentence of Section 6.02(b), this Section 8.02 and Article IX, which provisions shall survive such termination, and no such termination shall relieve any party from any liability for fraud or intentional breach of any covenant or agreement set forth in this Agreement.

(b) Parent will pay to the Company an amount of $15,600,000 in cash (the “Parent Termination Fee”) if:

(i) the Company terminates this Agreement pursuant to Section 8.01(e); provided, that if either Parent or the Company terminates this Agreement pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii) at any time at which the Company would have been permitted to terminate this Agreement pursuant to Section 8.01(e), this Agreement will be deemed terminated pursuant to Section 8.01(e) for purposes of this Section 8.02(b)(i);

(ii) Parent terminates this Agreement pursuant to Section 8.01(f); or

(iii) (A) this Agreement is terminated pursuant to Section 8.01(b)(iii) or Section 8.01(c), (B) after the date of this Agreement but prior to the date of the Parent Stockholders Meeting (in the case of Section 8.01(b)(iii)) or prior to the breach giving rise to such right of termination (in the case of Section 8.01(c)), a third party has made a Parent Takeover Proposal that has become known to the public and such Parent Takeover Proposal has not been withdrawn prior to the date of the Parent Stockholders Meeting (in the case of Section 8.01(b)(iii)) or prior to the breach giving rise to such right of termination (in the case of Section 8.01(c)), and (C) within 12 months of such termination, Parent enters into a definitive Contract to consummate any Parent Takeover Proposal which is subsequently consummated or any Parent Takeover Proposal is subsequently consummated. For the purposes of this Section 8.02(b)(iii)(C) only, the term “Parent Takeover Proposal” has the meaning assigned to such term in Section 5.03(e) except that all references to “20%” therein will be deemed to be references to “50%”.

(c) Parent will reimburse the Company for (A) the full amount of any First Lien Ticking Fee (as defined in the Incremental Debt Commitment Letter) the Company is obligated to pay under the Incremental Debt Commitment Letter if this Agreement is terminated pursuant to Section 8.01(b)(iii), Section 8.01(c), Section 8.01(e) or Section 8.01(f) (or pursuant to Section 8.01(b)(i) or Section 8.01(b)(ii) at a time this Agreement was terminable pursuant to Section 8.01(b)(iii), Section 8.01(c) or Section 8.01(e)) other than in circumstances in which, at the time of such termination, this Agreement was terminable pursuant to Section 8.01(d), (B) 50% of the amount of any First Lien Ticking Fee the Company is obligated to pay under the Incremental Debt Commitment Letter if this Agreement is terminated pursuant to Section 8.01(b)(i) or Section 8.01(b)(ii) other than in circumstances in which, at the time of such termination, this Agreement was terminable pursuant to Section 8.01(b)(iii), Section 8.01(c), Section 8.01(d) or Section 8.01(e) and (C) 50% of the amount of any First Lien Ticking Fee the Company is obligated to pay under the Incremental Debt Commitment Letter if this Agreement is terminated pursuant to Section 8.01(b)(iii), Section 8.01(c), Section 8.01(e) or Section 8.01(f) (or pursuant to Section 8.01(b)(i) or Section 8.01(b)(ii) at a time this Agreement was terminable pursuant to Section 8.01(b)(iii), Section 8.01(c) or Section 8.01(e)) in circumstances in which, at the time of such termination, this Agreement was terminable pursuant to Section 8.01(d).

(d) Any Parent Termination Fee due under Section 8.02(b) will be paid by wire transfer of same-day funds (i) in the case of Section 8.02(b)(i), as promptly as reasonably practicable following the date of termination of this Agreement (and, in any event, within two Business Days thereof), (ii) in the case of Section 8.02(b)(ii), substantially concurrently with the termination of this Agreement pursuant to Section 8.01(f) and (iii) in the case of Section 8.02(b)(iii), on the date of consummation of the Parent Takeover Proposal. Reimbursement for any First Lien Ticking Fee payable by Parent pursuant to Section 8.02(c) shall be paid by wire transfer of same-day funds as promptly as reasonably practicable following the date of termination of this Agreement (and, in any event, within two Business Days thereof).

(e) Parent acknowledges and agrees that the agreements contained in Section 8.02(b) and 8.02(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not have entered into this Agreement. Accordingly, if Parent fails promptly to pay the amount pursuant to Section 8.02(b) or Section 8.02(c) and, in order to obtain such payment, the Company commences an action that results in a Judgment in its favor for such payment Parent will pay to the Company such payment and its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. In no event will Parent be obligated to pay the Parent Termination Fee on more than one occasion.

SECTION 8.03. Fees and Expenses. Except as otherwise provided in this Agreement, any fees and expenses incurred in connection with this Agreement and the Transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not such Transactions are consummated.

SECTION 8.04. Amendment. Prior to the East/Toucan Effective Time, this Agreement may be amended by the parties at any time before or after receipt of the Parent Stockholder Approval or the Company Stockholder Approval; provided, however, that (i) after receipt of the Parent Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of Parent without the further approval of such stockholders and (ii) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto; provided that, in each case, to the extent any proposed amendment to Section 9.07, Section 9.08, Section 9.11, Section 9.12 or this proviso affects the provisions of such Section as it applies to any Company Debt Financing Source or Parent Debt Financing Source in any manner that is adverse to such Company Debt Financing Source or Parent Debt Financing Source, as applicable, such amendment shall require, and shall only be valid, with the consent of such Company Debt Financing Source or Parent Debt Financing Source, as applicable.

SECTION 8.05. Extension; Waiver. At any time prior to the Closing, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Parent shall require the approval of the stockholders of Parent unless such approval is required by Law and no extension or waiver by the Company shall require the approval of the stockholders of the Company unless such approval is required by Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party hereto. The failure of any party hereto to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Closing.

SECTION 9.02. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in accordance with the following clauses (i) and (ii): (i) by email to the parties at the following email addresses (or at such other email address for a party as shall be specified by like notice) and (ii) by email and hand delivery to the parties’ counsel at the following email addresses and street addresses (or at such other email address or street address for a party’s counsel as shall be specified by like notice):

(a) if to the Company, Merger Sub One and Merger Sub Two, by email to:

TASC Parent Corporation
Attention:	Cliff Greenblatt
Email:	Cliff.Greenblatt@TASC.COM

and by email and hand delivery to:

Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017
Attention:	Marni J. Lerner
Email:	mlerner@stblaw.com

(b) if to Parent, Merger Sub Three and Merger Sub Four, by email to:

Engility Holdings, Inc.
Attention:	Thomas O. Miiller
Email:	tom.miiller@engilitycorp.com

and by email and hand delivery to:

Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153
Attention:	Frederick S. Green Jaclyn L. Cohen
Email:	frederick.green@weil.com jackie.cohen@weil.com

and

Bass, Berry & Sims PLC 150 Third Avenue South, Suite 2800 Nashville, Tennessee 37201
Attention:	Ryan D. Thomas
Email:	rthomas@bassberry.com

SECTION 9.03. Definitions. For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. Notwithstanding the foregoing, for all purposes of this Agreement, in no event shall an Affiliate of the Company include any “portfolio company” (as such term is customarily used among institutional investors) of General Atlantic Service Company, LLC, Kohlberg Kravis Roberts & Co. L.P. or any of their respective Affiliates.

“Applicable Time” means the actual time of day at which the Parent Notice was received by the Company (e.g., if the applicable notice was received at 4:00 p.m. on the day on which it was received, then the Applicable Time on any subsequent day shall be 4:00 p.m.).

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Consolidated Group” means the “affiliated group” as defined in Section 1504 of the Code of which the Company is the common parent.

“Company Debt Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Incremental Debt Financing or the Amendments or other debt financings in connection with the transactions contemplated hereby (including the parties to the Incremental Debt Commitment Letter and any joinder agreements, credit agreements or other definitive agreements relating thereto) and their respective Affiliates, and their respective Affiliates’ Representatives.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Stock Option” means a stock option to acquire Company Common Stock granted under any Company Stock Plan.

“Company Stock Plan” means the Stock Incentive Plan for Key Employees of TASC Parent Corporation and its Affiliates.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 or 4068(a) of ERISA, (iii) under Section 430(k) or 4971 of the Code, (iv) for violation of the continuation coverage requirements of Sections 601 et seq. of ERISA and Section 4980B of the Code or the group health requirements of Sections 701 et seq. of ERISA and Sections 9801 et seq. of the Code and (v) any foreign Law similar to the foregoing clauses (i) through (iv).

“East/Toucan Exchange Ratio” means: (a) 51% multiplied by the quotient of (i) the Fully-Diluted Outstanding Stock divided by (ii) 49%; divided by (b) the total number of shares of Company Common Stock outstanding immediately prior to the East/Toucan Effective Time; provided that if the amount calculated in clause (a) is less than 18,937,564, then clause (a) shall be deemed to be the lesser of (x) 18,937,564 and (y) 51.5% multiplied by the quotient of (i) the Fully Diluted Outstanding Stock divided by (ii) 48.5%.

“Environmental Claim” means any suit, order, demand, directive, claim, lien, investigation, proceeding or administrative, regulatory or judicial action alleging liability under any Environmental Laws or regarding any Hazardous Materials, or noncompliance with or violation of any Environmental Laws.

“Environmental Laws” means any Law concerning or relating to pollution or protection of the environment or natural resources, or protection of human health and safety as related to exposure to any harmful or deleterious substances.

“Exclusivity Agreement” means that certain letter agreement, dated as of October 6, 2014, by and among Parent, the Company, Birch Partners, LP, Kohlberg Kravis Roberts & Co. L.P. and General Atlantic Service Company, LLC.

“Existing East Credit Facility” means the Credit Agreement, dated as of August 9, 2013 among Parent, Engility, each of the several lenders from time to time party thereto and Bank of America, N.A. (as administrative agent, swing line lender and letter of credit issuer).

“First Lien Toucan Credit Agreement” means the First Lien Credit Agreement, dated as of May 23, 2014, among TASC Parent Corporation, TASC, Inc., Barclays Bank PLC and the lenders party thereto.

“Fully-Diluted Outstanding Stock” means the total number of shares of Holdco Common Stock outstanding immediately following the East Effective Time and prior to the East/Toucan Effective Time, determined on a fully-diluted and as-if exercised basis and after giving effect to the issuance of Holdco Common Stock to holders of Parent Common Stock in the East Merger. For purposes of calculating the Fully-Diluted Outstanding Stock, the principles set forth on Section 9.03(a) of the Company Disclosure Letter shall apply. Section 9.03(b) of the Company Disclosure Letter sets forth an illustrative calculation of the Fully-Diluted Outstanding Stock as of the date hereof.

“Government Bid” means any quotation, bid or proposal made by Parent or the Company, as applicable, or any Subsidiary of Parent or the Company, as applicable, for the sale of goods or the provision of services, which, if accepted or awarded, would lead to a Government Contract with a Governmental Entity, or a prime contractor or a higher-tier subcontractor to a Governmental Entity. For purposes of clarity, a quotation, bid or proposal related or with respect to a Government Task Order shall not constitute a separate Government Bid for purposes of this definition, but shall be part of the Government Bid to which it relates.

“Government Contract” means any prime Contract, subcontract, basic ordering agreement, blanket purchase agreement, letter agreement, grant, cooperative agreement, or other commitment or funding vehicle between Parent or the Company, as applicable, or any Subsidiary of Parent or the Company, as applicable, and (a) a Governmental Entity, (b) any prime contractor to a Governmental Entity or (c) any subcontractor with respect to any contract described in clause (a) or (b). A Government Task Order shall not constitute a separate Government Contract for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Government Task Order” means any purchase order, delivery order, or task order under a Government Contract.

“Hazardous Materials” means any substance, material or waste that is listed, defined or otherwise characterized as “hazardous”, “toxic”, “radioactive” or a “pollutant”, or “contaminant” or terms of similar meaning or effect under any Environmental Law, including petroleum or its by-products, asbestos and polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person (other than any guarantee by Parent or any wholly owned Parent Subsidiary with respect to Indebtedness of Parent or any wholly owned Parent Subsidiary, or any guarantee by the Company or any wholly owned Company Subsidiary with respect to Indebtedness of the Company or any wholly owned Company Subsidiary), (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination) or (viii) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Intellectual Property Rights” means all (i) patents, patent applications, and invention disclosures; (ii) trademarks, trade names, service marks, brand names, trade dress, domain names, and other indicia of origin, including the goodwill associated therewith, (iii) copyrights, works of authorship, design rights, mask works, (iv) trade secrets, confidential or proprietary information, (v) information, compositions, methods, techniques, tools, specifications, designs, data, databases, metadata, compilations, processes, methods, inventions, algorithms, schematics, technology, software, interfaces, development tools, know-how, documentation, and other intellectual property rights and other similar proprietary rights, and (vi) all rights under any registrations or applications for registration of any of the foregoing.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of Parent, the actual knowledge of any of the Persons set forth on Section 9.03 of the Parent Disclosure Letter and, in the case of the Company, the actual knowledge of any of the Persons set forth on Section 9.03(c) of the Company Disclosure Letter.

“Leased Company Property” means the real property leased by the Company or any of its Subsidiaries, in each case, as tenant, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities, fixtures or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any of its Subsidiaries relating to the foregoing.

“Leased Parent Property” means the real property leased by Parent or any of its Subsidiaries, in each case, as tenant, together with, to the extent leased by Parent or any of its Subsidiaries, all buildings and other structures, facilities, fixtures or improvements located thereon and all easements, licenses, rights and appurtenances of Parent or any of its Subsidiaries relating to the foregoing.

“Liens” means pledges, liens, claims, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, any conditional sale or title retention agreements or other third party rights or title defect of any kind or nature whatsoever).

“Material Adverse Effect” with respect to any Person means any fact, circumstance, effect, change, event or development that, individually or in the aggregate with all other facts, circumstances, effects, changes, events or developments, materially adversely affects the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any fact, circumstance, effect, change, event or development to the extent that, either alone or in combination, it results from or arises out of (i) changes or conditions generally affecting the industries in which such Person and any of its Subsidiaries operate, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in such industries in respect of the business conducted in such industries, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (iii) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect, to the extent permitted by this definition), (iv) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, (v) any change, in and of itself, in the market price or trading volume of such Person’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect, to the extent permitted by this definition), (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries (viii) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (ix) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated hereby, or (x) any taking of any action not required by this Agreement at the written request of the other party hereto.

“Merger Consideration” means the East Per Share Merger Consideration and the Toucan Per Share Merger Consideration.

“Owned Company Properties” means the real property owned by the Company or any Company Subsidiary together with all buildings and other structures, facilities, fixtures or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any of its Subsidiaries relating to the foregoing.

“Owned Parent Properties” means the real property owned by Parent or any Parent Subsidiary together with all buildings and other structures, facilities, fixtures or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any of its Subsidiaries relating to the foregoing.

“Parent Debt Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Parent Debt Financing or other debt financings in connection with the transactions contemplated hereby (including the parties to the Parent Debt Commitment Letter and any joinder agreements, credit agreements or other definitive agreements relating thereto) and their respective Affiliates, and their respective Affiliates’ Representatives.

“Parent Debt Refinancing” means the refinancing in full of the Indebtedness under the Parent Debt Financing on the Closing Date.

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Restricted Shares” means any performance-based grants of the right to receive Parent Common Stock, as approved by the Compensation Committee of the Parent Board of Directors, from time to time.

“Parent RSU” means any award of the right to receive Parent Common Stock that is subject to restrictions based on performance or continuing service and granted under any Parent Stock Plan.

“Parent Stock Option” means any option to purchase Parent Common Stock granted under any Parent Stock Plan.

“Parent Stock Plans” means the Engility Amended and Restated Long Term Performance Plan, the Engility 2012 Directors Stock Incentive Plan, the Engility 2012 Employee Stock Purchase Plan and the Engility Master Savings Plan.

“Permitted Liens” means any Lien (A) for Taxes or governmental assessments, charges or claims of payment (i) not yet due or (ii) being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other similar lien arising in the ordinary course of business, or (C) which is disclosed on the most recent consolidated balance sheet of the Company or Parent, as applicable, or notes thereto which has been previously provided to Parent or the Company, as applicable.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within or from any building, structure, facility or fixture.

“Solvent” when used with respect to any Person means that, as of any date of determination, (i) the dividend was lawful under the DGCL, (ii) the amount of the “present fair saleable value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, (iii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (iv) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; (v) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature and (vi) the aggregate of the property of such Person is, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would be sufficient, to enable payment of all its obligations, due and accruing due. For purposes of this definition, (a) “debt” means liability on a “claim,” and (b) “claim” means any (1) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (2) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing Person or body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax Return” means all Tax returns, declarations, statements, reports, claims for refund, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed with a taxing authority relating to Taxes.

“Taxes” means any (a) United States federal, state, local, or foreign taxes, assessments, duties, fees, levies or other governmental charges of any kind whatsoever including income, franchise, profits, gross receipts, license, escheat and unclaimed property obligations, ad valorem, net worth, value added, sales, use, real or personal property, payroll, withholding, employment, social security (or similar), excise, environmental, customs duties, stamp, registration, alternative and add-on minimum tax payable to any Governmental Entity, (b) all interest, penalties, additional taxes and additions to tax imposed with respect thereto, and (c) any liability in respect of any items described in clause (a) or (b) payable by reason of contract, assumption, transferee or successor liability, operation of law, Treasury Regulation Section 1.1502-6(a) or any analogous or similar provision of law (or any predecessor or successor thereof).

“Toucan Credit Agreements” means (i) the First Lien Toucan Credit Agreement and (ii) the Second Lien Credit Agreement, dated as of May 23, 2014, among TASC Parent Corporation, TASC, Inc., Barclays Bank PLC and the lenders party thereto.

SECTION 9.04. Interpretation. When a reference is made in this Agreement to an Exhibit, an Article or a Section, such reference shall be to an Exhibit, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Parent Disclosure Letter, the Company Disclosure Letter, the Confidentiality Agreement and the Exclusivity Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Transactions and (b) except for Section 6.05, Section 9.12 and Section 9.13, is not intended to confer upon any Person other than the parties any rights or remedies; provided, that the Parent Debt Financing Sources and the Company Debt Financing Sources shall be third party beneficiaries and have the right to enforce their rights under this Section 9.07, Section 9.08, Section 9.11, Section 9.12, Section 8.02(c) and the proviso to the last sentence of Section 8.04.

SECTION 9.08. Governing Law; Consent to Jurisdiction; Venue.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, to the extent such court declines to accept jurisdiction over a particular matter, any Delaware state or federal court within the State of Delaware) (such courts collectively, the “Delaware Courts”) in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any claim or action relating to this Agreement or the Transactions in any court other than the Delaware Courts, (iv) agrees that each of the other parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by the Delaware Courts, (v) expressly and irrevocably waives (and agrees not to plead or claim) any objection to the laying of venue of any action arising out of this Agreement or the Transactions in the Delaware Courts or that any such action brought in any such court has been brought in an inconvenient forum and (vi) consent to service of process in the manner set forth in Section 9.02 of this Agreement. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Notwithstanding the foregoing, each of the parties hereto agrees (on behalf of itself and its Affiliates) (a) that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Parent Debt Financing Sources or the Company Financing Sources in any way relating to this Agreement, the Parent Debt Financing, the Incremental Debt Financing or any of the Transactions, including any dispute arising out of or relating in any way to the Parent Debt Commitment Letter, Incremental Debt Commitment Letter or any other letter or agreement related to the Parent Debt Financing or the Incremental Debt Financing or the performance thereof, in any forum other than any State or Federal court sitting in the Borough of Manhattan in the City of New York and (b) that any such action, cause of action, claim, cross-claim or third-party claim described in clause (a) shall be governed by the laws of the State of New York.

SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided, further, that that until the second Business Day preceding the Closing, Parent may cause Merger Sub Three or Merger Sub Four to assign all of such Person’s rights, interests and obligations arising under this Agreement to another newly formed, wholly owned subsidiary of Parent with substantially identical ownership, capitalization and organizational documents, which subsidiary shall be substituted for Merger Sub Three or Merger Sub Four, as the case may be, for all purposes hereunder, and Merger Sub One may cause Merger Sub Two to assign all of such Person’s rights, interests and obligations arising under this Agreement to another newly formed, wholly owned subsidiary of Merger Sub One with substantially identical ownership, capitalization and organizational documents, which subsidiary shall be substituted for Merger Sub Two, as the case may be, for all purposes hereunder. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10. Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

SECTION 9.11. Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT (INCLUDING THE PARENT DEBT FINANCING, THE INCREMENTAL DEBT FINANCING, THE PARENT DEBT COMMITMENT LETTER OR THE INCREMENTAL DEBT COMMITMENT LETTER) OR ANY OF THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

SECTION 9.12. Non-Recourse. Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents, the Company Debt Financing Sources, the Parent Debt Financing Sources or Affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party. Notwithstanding the foregoing, the parties to the Confidentiality Agreement may assert claims or causes of action, or otherwise commence litigation, under or in accordance with the Confidentiality Agreement against the other parties thereto.

SECTION 9.13. Release.

(a) Effective upon the Closing, Parent, on its own behalf and on behalf of the Surviving Company and each of its former, present and future Subsidiaries (each of the foregoing, a “Parent Releasing Party”), hereby releases and forever discharges each former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of the Company and its Subsidiaries or any former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of the foregoing (or a fiduciary of any employee benefit plan of the Company or of any of its present or former Subsidiaries) (each of the foregoing, a “Company Released Party”) from any and all claims, rights, obligations, debts, liabilities, actions or causes of action of every kind and nature, whether foreseen or unforeseen, contingent or actual, and whether now known or hereafter discovered, which any of the Parent Releasing Parties had, now has or may in the future have, at law or in equity, against any Company Released Party in any way arising out of, in connection with, pertaining to or by reason of (i) their respective status as such or (ii) any acts or omissions, or alleged acts or omissions, by any of them in their respective capacities as such, which acts or omissions existed or occurred at or prior to the Closing (each, a “Parent Released Claim”); provided, however, that the Parent Releasing Parties expressly do not release their rights and interests (i) under (x) this Agreement or the Stockholders Agreement, (y) the Exclusivity Agreement or (z) the Confidentiality Agreement, (ii) with respect to claims, actions, causes of action or any liabilities that arise as a result of willful misconduct, gross negligence, actual fraud or other criminal act by the Company Released Party or (iii) with respect to any claim of, or liability to, the Company or any of its Subsidiaries (or any successor thereof) against any Company Released Party to the extent resulting from the Company Released Party’s status as an employee of the Company or any of its Subsidiaries. Parent covenants and agrees that it will, and will cause Holdco to, honor such release and will not, and will cause Holdco and its Subsidiaries not to, take any action inconsistent therewith (including commencing any litigation with respect to, or directly or indirectly transferring to another Person, any Parent Released Claim). This Section 9.13(a) shall survive the Closing, is intended for the benefit of and may be enforced directly by each of the Company Released Parties, and shall be binding on all successors and permitted assigns of Parent and Holdco.

(b) Effective upon the Closing, the Company, on its own behalf and on behalf of each of its former, present and future Subsidiaries (each of the foregoing, a “Company Releasing Party”), hereby releases and forever discharges each former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of Parent and its Subsidiaries or any former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of the foregoing (or a fiduciary of any employee benefit plan of Parent or of any of its present or former Subsidiaries) (each of the foregoing, a “Parent Released Party”) from any and all claims, rights, obligations, debts, liabilities, actions or causes of action of every kind and nature, whether foreseen or unforeseen, contingent or actual, and whether now known or hereafter discovered, which any of the Company Releasing Parties had, now has or may in the future have, at law or in equity, against any Parent Released Party in any way arising out of, in connection with, pertaining to or by reason of (i) their respective status as such or (ii) any acts or omissions, or alleged acts or omissions, by any of them in their respective capacities as such, which acts or omissions existed or occurred at or prior to the Closing (each, a “Company Released Claim”); provided, however, that the Company Releasing Parties expressly do not release their rights and interests (i) under (x) this Agreement or the Stockholders Agreement, (y) the Exclusivity Agreement or (z) the Confidentiality Agreement, (ii) with respect to claims, actions, causes of action or any liabilities that arise as a result of willful misconduct, gross negligence, actual fraud or other criminal act by the Parent Released Party or (iii) with respect to any claim of, or liability to, Parent or any of its Subsidiaries (or any successor thereof) against any Parent Released Party to the extent resulting from the Parent Released Party’s status as an employee of Parent or any of its Subsidiaries. This Section 9.13(b) shall survive the Closing, is intended for the benefit of and may be enforced directly by each of the Parent Released Parties, and shall be binding on all successors and permitted assigns of the Company.

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IN WITNESS WHEREOF, the Company and Parent have duly executed this Agreement, all as of the date first written above.

TASC PARENT CORPORATION

By:	/s/ John P. Hynes
	Name:	John P. Hynes
	Title:	President

TOUCAN MERGER CORPORATION I

By:	/s/ John P. Hynes
	Name:	John P. Hynes
	Title:	President

TOUCAN MERGER CORPORATION II

By:	/s/ John P. Hynes
	Name:	John P. Hynes
	Title:	President

ENGILITY HOLDINGS, INC.

By:	/s/ Anthony Smeraglinolo
	Name:	Anthony Smeraglinolo
	Title:	President and CEO

NEW EAST HOLDINGS, INC.

By:	/s/ Anthony Smeraglinolo
	Name:	Anthony Smeraglinolo
	Title:	President and CEO

EAST MERGER SUB, LLC

By:	/s/ Anthony Smeraglinolo
	Name:	Anthony Smeraglinolo
	Title:	President and CEO

Annex A

List of Schedules Omitted from the Merger Agreement

Pursuant to Item 601(b)(2) of Regulation S-K, the Parent Disclosure Letter and the Company Disclosure Letter (collectively, the “Schedules”) to the merger agreement included in this Annex A have been omitted. A list briefly identifying the contents of the omitted Schedules is set forth below. The Registrants agree to furnish supplementally a copy of any omitted Schedules to the Securities and Exchange Commission upon request.

Parent Disclosure Letter

3.02	Parent Subsidiaries
3.03	Capital Structure
3.05	No Conflicts; Consents
3.06	SEC Documents; Undisclosed Liabilities
3.11	Benefits Matters; ERISA Compliance
3.12	Litigation
3.13	Compliance with Applicable Laws
3.14	Environmental Matters
3.15	Contracts
3.16	Properties
3.17	Intellectual Property
3.19	Brokers’ Fees and Expenses
3.21	Government Contracts
5.01(a)	Conduct of Business by Parent
6.04	Stock Plans
9.03	Knowledge

Company Disclosure Letter

4.02	Company Subsidiaries
4.03	Capital Structure
4.05	No Conflicts; Consents
4.09	Taxes
4.11	Benefits Matters; ERISA Compliance
4.12	Litigation
4.13	Compliance with Applicable Laws
4.15	Contracts
4.16	Properties
4.17	Intellectual Property
4.19	Brokers’ Fees and Expenses
4.21	Government Contracts
4.22	Affiliate Transactions
5.01(b)	Conduct of Business by the Company
6.04	Stock Plans
6.18	Termination of Affiliate Agreements
9.03(a)	Fully-Diluted Outstanding Stock-Guiding Principles
9.03(b)	Illustrative Calculation of Fully-Diluted Outstanding Stock
9.03(c)	Knowledge

ANNEX B

FORM STOCKHOLDERS AGREEMENT

STOCKHOLDERS AGREEMENT (this “Agreement”), dated as of [—], by and among Engility Holdings, Inc., a Delaware corporation (the “Company”), Birch Partners, LP, a Delaware limited partnership (the “Stockholder” and, together with its Permitted Transferees that Beneficially Own any Common Stock and have become a party to this Agreement, the “Stockholder Group”), and, for purposes of Sections 2.2, 2.3, 3.1, 3.2, 3.4, Articles IV, V, VI, IX and X only, KKR 2006 Fund L.P. (“KKR”) and General Atlantic Partners 85, L.P. (“General Atlantic”), and, for purposes of Article IV only, the KKR Initial Investors (as defined below) and the GA Initial Investors (as defined below).

W I T N E S S E T H:

WHEREAS, Engility Holdings, Inc., New East Holdings, Inc., East Merger Sub, LLC, TASC Parent Corporation, Toucan Merger Corporation I and Toucan Merger Corporation II are parties to a Merger Agreement dated as of October 28, 2014 (as it may be amended from time to time, the “Merger Agreement”);

WHEREAS, the obligation of the parties to consummate the transactions contemplated by the Merger Agreement is conditioned upon, among other items, this Agreement being executed and in full force and effect on the date hereof; and

WHEREAS, the Company, the Stockholder (and for limited purposes, KKR and General Atlantic) desire to enter into this Agreement in order to establish certain rights, restrictions and obligations of the Stockholder Group, KKR, the KKR Investors, General Atlantic and the GA Investors, as well as to set forth certain corporate governance and other arrangements relating to the Company and the common stock, par value $0.01 per share, of the Company (such common stock, including any shares of common stock that are reclassified, the “Common Stock”) following the date hereof.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Certain Definitions. In addition to other terms defined elsewhere in this Agreement, as used in this Agreement, the following terms shall have the meanings ascribed to them below: “Acceptable Advisor” shall have the meaning assigned to such term in Section 4.1.

“Affiliate” of any Person means an “affiliate” as defined in Rule 405 of the regulations promulgated under the Securities Act; provided, however, that, for purposes of this Agreement, the Stockholder and its Affiliates shall not be deemed an Affiliate of the Company or any of its Subsidiaries, or vice versa, and provided, further, for the avoidance of doubt, any general partner of the Stockholder shall be deemed an Affiliate of the Stockholder; and provided, further, that an Affiliate of the Stockholder or an Investor shall include any investment fund, vehicle or holding company of which such Investor or an Affiliate of such Investor serves as the general partner, managing member or discretionary manager or advisor, and provided, further, that notwithstanding the foregoing, an Affiliate of the Stockholder or an Investor shall not include any portfolio company or other investment of the Stockholder or such Investor or any limited partners of the Stockholder or such Investor.

“Agreement” shall have the meaning assigned to such term in the preamble hereto.

“Beneficially Own” and words of similar import shall have the meaning ascribed to such terms pursuant to Section 13(d) of the Exchange Act (provided that, for purposes of calculating “beneficial ownership” with respect to the restrictions set forth under Section 3.1, a Person shall additionally be deemed to be the beneficial owner of (i) any Common Stock or other securities that may be acquired by such Person upon the conversion, exchange or exercise of any warrants, options, rights or other securities convertible into Common Stock or other securities of the Company, whether such acquisition may be made within 60 days or a longer period and (ii) any securities to which such person has any economic exposure, including through any derivative transaction that gives any such Person the economic equivalent of ownership of an amount of securities due to the fact that the value of the derivative is explicitly determined by reference to the price or value of such securities, or which provides such person an opportunity, directly or indirectly, to profit, or to share in any profit, derived from any increase in the value of such securities, in any case without regard to whether (x) such derivative conveys any voting rights in such securities to such Person, (y) the derivative is required to be, or capable of being, settled through delivery of such securities or (z) such Person may have entered into other transactions that hedge the economic effect of such beneficial ownership of such securities).

“Board” shall mean the board of directors of the Company in office at the applicable time.

“Business Day” shall mean any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Bylaws” shall have the meaning assigned to such term in Section 3.4(h).

“Change of Control” means any transaction involving (i) the acquisition (by purchase, merger or otherwise) by any Person of Beneficial Ownership of voting securities of the Company entitling such Person to exercise a majority of the total voting power of all outstanding securities entitled to vote generally in elections of directors of the Company, (ii) a sale of all or substantially all of the assets of the Company and its subsidiaries (determined on a consolidated basis), in one transaction or series of related transactions, or (iii) the consolidation, merger, amalgamation, reorganization of the Company or a similar transaction in which the Company is combined with another Person, unless the holders of all outstanding securities of the Company immediately prior to the consummation of such transaction hold a majority of the total voting power of all outstanding securities entitled to vote generally in elections of directors of the combined or surviving entity immediately after the consummation of such transaction.

“Charter” shall have the meaning assigned to such term in Section 3.4(h).

“Claims” shall have the meaning assigned to such term in Section 6.1(a).

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Co-Investor Partners” shall mean the limited partners of the Stockholder on the date hereof other than the KKR Initial Investors and the GA Initial Investors.

“Committee” shall have the meaning assigned to such term in Section 4.1.

“Common Stock” shall have the meaning assigned to such term in the recitals hereto.

“Company” shall have the meaning assigned to such term in the preamble hereto.

“Delaware Courts” shall have the meaning assigned to such term in Section 10.6(b).

“Demand Notice” shall have the meaning assigned to such term in Section 5.2

“Demand Registration” shall have the meaning assigned to such term in Section 5.2(a).

“Director” shall mean any member of the Board.

“Distribution” shall mean the distribution of any shares of Common Stock held by the Stockholder to any of the partners of the Stockholder, subject to compliance with the Charter and the terms hereof (including Article IV); provided, that upon a Distribution to the Investors, the applicable Investors shall sign a joinder agreement hereto and, thereafter, the term “Stockholder” shall refer to such Investors who (a) shall, collectively, have all of the rights of the Stockholder hereunder and (b) individually, have all of the obligations of the Stockholder hereunder; and provided, further, that the Stockholder shall provide advance written notice to the Company prior to effecting any Distribution to any partner in the Stockholder, which notification will include the name of each such partner and the amount of such Distribution.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excess Voting Power” (as calculated from time to time, as required by this Agreement) shall mean the aggregate percentage of Voting Power represented by the Stockholder Group Shares out of the total Voting

Power of the Common Stock issued and outstanding on the record date for the determination of stockholders entitled to receive notice of, and to vote at, any meeting of the Company’s stockholders or give a written consent, or in any other circumstances upon which a vote, consent or other approval (including, without limitation, by written consent) is required and for which there is no record date, on the date of such vote, consent or approval, in each case, less the Maximum Percentage. For purposes of this Agreement, the number of Stockholder Group Shares that represent Excess Voting Power at any time shall be equal to the product of (i) the percentage at such time, determined as provided above, multiplied by (ii) the number of shares of Common Stock issued and outstanding on the applicable record date or other applicable date for which such determination is being made.

“Extension Period” shall have the meaning assigned to such term in Section 5.2(a).

“GA Initial Investors” shall mean each of General Atlantic Partners 85, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG.

“GA Investors” shall mean the GA Initial Investors and any Permitted Transferee of any GA Initial Investor who holds limited partnership interests of the Stockholder or, following a Distribution, shares of Common Stock.

“General Atlantic” shall have the meaning assigned to such term in the Preamble.

“Governmental Entity” shall mean any multinational, supranational, national, state, provincial or local government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“group” shall, when used in the context of “any Person or group”, have the meaning ascribed to such term pursuant to Section 13(d) of the Exchange Act.

“Independent Directors” shall mean, at any time, the members of the Board in office who are not Stockholder Nominees.

“Investor” shall mean each of the KKR Investors and the GA Investors.

“KKR” shall have the meaning assigned to such term in the Preamble.

“KKR Initial Investors” shall mean each of KKR 2006 Fund L.P., KKR Partners III, L.P., OPERF Co-Investment LLC and 8 North America Investor L.P.

“KKR Investors” shall mean the KKR Initial Investors and any Permitted Transferee of any KKR Initial Investor who holds limited partnership interests of the Stockholder or, following a Distribution, shares of Common Stock.

“Launch Date” shall mean, with respect to a Marketed Underwritten Offering, the commencement of marketing activities.

“Law” shall mean, collectively, any tax and other applicable statute, law (including common law), ordinance, rule or regulation, including the rules and regulations of the NYSE.

“Marketed Underwritten Offering” shall have the meaning assigned to such term in Section 5.1(b).

“Maximum Percentage” shall mean 30%.

“Merger Agreement” shall have the meaning assigned to such term in the recitals hereto.

“Nomination Documents” shall have the meaning assigned to such term in Section 3.4(ii).

“Non-Liable Person” shall have the meaning assigned to such term in Section 10.12.

“NYSE” shall mean the New York Stock Exchange, Inc.

“Owner Shift” shall have the meaning assigned to such term in Section 4.1.

“Ownership Change” shall mean an “ownership change” within the meaning of Section 382(g) of the Code.

“Partner” shall have the meaning assigned to such term in Section 4.1.

“Permitted Transferee” shall mean any Affiliate of the Stockholder or an Investor who has signed a joinder with respect to this Agreement; provided, that such Transfer to a Permitted Transferee is made in compliance with the terms hereof; provided, further, that for the avoidance of doubt, the Investors shall be Permitted Transferees of the Stockholder.

“Person” shall mean any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Piggyback Registration” shall have the meaning assigned to such term in Section 5.7.

“Registrable Shares” shall mean the Stockholder Group Shares which shall include any shares of Common Stock received by members of the Stockholder Group in respect of the Stockholder Group Shares in connection with any stock split or subdivision, stock dividend, distribution or similar transaction; provided, that the Stockholder Group Shares shall cease to be Registrable Shares when (i) they are sold pursuant to an effective registration statement under the Securities Act, (ii) they are sold pursuant to Rule 144 under the Securities Act, (iii) they are freely saleable by the holder thereof without restriction pursuant to Rule 144, provided, in the case of this clause (iii), that less than $50 million aggregate amount of Stockholder Group Shares are then outstanding, or (iv) they shall have ceased to be outstanding.

“Registration Expenses” shall mean any and all fees and expenses incurred by the Company and its Subsidiaries in effecting any registration pursuant to this Agreement including, all (a) registration and filing fees, and all other fees and expenses payable in connection with the listing of securities on any securities exchange or automated interdealer quotation system, (b) fees and expenses of compliance with any securities or “blue sky” laws (including reasonable fees and disbursements of counsel for the underwriters in connection with “blue sky” qualifications of the Registrable Shares), (c) expenses in connection with the preparation, printing, mailing and delivery of any Registration Statements, prospectuses, issuer free writing prospectus and other documents in connection therewith and any amendments or supplements thereto, (d) security engraving and printing expenses, (e) internal expenses of the Company (including, all salaries and expenses of its officers and employees performing legal or accounting duties), (f) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including, the expenses associated with the delivery by independent certified public accountants of any “comfort letters” requested pursuant to the terms hereof), (g) fees and expenses of any special experts retained by the Company in connection with such registration, (h) fees and expenses in connection with any filing with and review by FINRA of any underwriting arrangements or other terms of the offering, and all reasonable fees and expenses of any “qualified independent underwriter,” (i) reasonable fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding any underwriting fees, discounts and commissions attributable to the sale of Registrable Shares and excluding any fees or expenses of counsel to the underwriters, other than as referred to in clause (b) above, (j) costs of printing and producing any agreements among underwriters, underwriting agreements, any “blue sky” or legal investment memoranda and any selling agreements and other documents in connection with the offering, sale or delivery of the Registrable Shares, (k) transfer agents’ and registrars’ fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering, (l) expenses incurred by the Company relating to any analyst or investor presentations or any “road shows” undertaken in connection with the registration, marketing or selling of the Registrable Shares, and (m) reasonable fees and expenses of one counsel for all holders of Registrable Shares whose shares are included in a registration statement. Registration Expenses shall not include, and the Company shall not have any obligation to pay, any out-of-pocket expenses of the Stockholder Group, KKR, the KKR Investors, General Atlantic or the GA Investors (other than any such expenses described in clause (m) above) or Selling Expenses.

“Replacement” shall have the meaning assigned to such term in Section 3.4(c)(iii).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Expenses” shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Shares, which do not constitute Registration Expenses.

“Stockholder” shall have the meaning assigned to such term in the preamble hereto; provided that following any Distribution to the Investors, “Stockholder” shall refer to the KKR Investors and the GA Investors.

“Stockholder Director” shall mean any of the Directors elected to the Board as of the signing of this Agreement in accordance with Section 3.4, any interim Director appointee or any Replacement for either of the foregoing, including any such appointee or Replacement that is included in the slate of nominees recommended by the Board for election at an annual meeting of the stockholders of the Company and is elected as a Director or is otherwise appointed to the Board in accordance with Section 3.4.

“Stockholder Group” shall have the meaning assigned to such term in the preamble hereto.

“Stockholder Group Shares” shall mean, at any time, the shares of Common Stock that are Beneficially Owned by any Person in the Stockholder Group.

“Stockholder Nominees” shall have the meaning assigned to such term in Section 3.4(a).

“Shelf Registration Statement” shall mean a Registration Statement on Form S-3 (or any successor or similar provision) or any similar short-form or other appropriate Registration Statement that may be available at such time, in each case for an offering to be made on a continuous or delayed basis pursuant to Rule 415 (or any successor or similar provision) under the Securities Act covering Registrable Shares. To the extent that the Company is a “well-known seasoned issuer” (as such term is defined in Rule 405 (or any successor or similar rule) of the Securities Act), a “Shelf Registration Statement” shall be deemed to refer to an “automatic shelf registration statement,” as such term is defined in Rule 405 (or any successor or similar rule) of the Securities Act.

“Standstill Period” shall have the meaning assigned to such term in Section 3.1(d).

“Subsidiary” means, with respect to any Person, any other entity of which (a) securities or other ownership interests having ordinary power to elect a majority of the board of directors or other persons performing similar functions or (b) a majority of the voting or economic interests are at any time directly or indirectly owned by such Person.

“Take-Down Notice” shall have the meaning assigned to such term in Section 5.1(c).

“Transfer” shall mean any direct or indirect sale (including forward sale), transfer, distribution, assignment, pledge, encumbrance or other disposition, including by operation of law, to any Person.

“Transfer Notice” shall have the meaning assigned to such term in 4.2(b).

“Underwritten Offering” shall mean a public offering of securities registered under the Securities Act in which an underwriter participates in the distribution of such securities, including on a firm commitment basis for reoffer and resale to the public, including any such offering that is a “bought deal” or a block trade.

“Underwritten Offering Request” shall have the meaning assigned to such term in 5.1(b).

“Votes” shall mean, in respect of the election of Directors, votes entitled to be cast generally in the election of Directors and, in respect of any other matter submitted to the stockholders for approval, votes entitled to be cast in respect of such matter.

“Voting Power” shall mean, calculated at a particular point in time, the ratio, expressed as a percentage, of (a) the Votes represented by the Voting Securities with respect to which the Voting Power is being determined to (b) the aggregate Votes represented by all then outstanding Voting Securities.

“Voting Securities” shall mean (i) the Common Stock and (ii) shares of any other class of capital stock or interests in any other equity securities of the Company then entitled to vote generally in the election of Directors.

“Waived Transfer Amount” shall have the meaning assigned to such term in Section 4.2(a).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company. The Company represents and warrants to the Stockholder Group as of the date hereof as follows:

(a) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of Delaware and has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

(b) This Agreement has been duly and validly authorized by the Company and all necessary and appropriate action has been taken by the Company to execute and deliver this Agreement and to perform its obligations hereunder.

(c) This Agreement has been duly executed and delivered by the Company and, assuming due authorization and valid execution and delivery by KKR, General Atlantic and the Stockholder, is a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

(d) The execution, delivery and performance of this Agreement by the Company does not and will not require any consent, waiver, approval, order, permit or authorization from, or declaration or filing with, or notification to, any Person (other than (i) Board approval which was obtained prior to the execution of this Agreement and (ii) any required securities law filings).

(e) The execution, delivery and performance of this Agreement by the Company does not and will not, with or without the giving of notice or lapse of time, or both, (A) violate any law, statute, rule or regulation to which the Company is subject, (B) violate any order, judgment or decree applicable to the Company or (C) conflict with, or result in a breach or default under, any term or condition of the Company’s organizational documents (including the Charter) or any agreement or instrument to which the Company is a party or by which it is bound.

Section 2.2 Representations and Warranties of KKR. KKR represents and warrants to the Company as of the date hereof as follows:

(a) KKR has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to enter into this Agreement and to carry out its obligations hereunder.

(b) This Agreement has been duly and validly authorized by KKR and all necessary and appropriate action has been taken by KKR to execute and deliver this Agreement and to perform its obligations hereunder.

(c) This Agreement has been duly executed and delivered by KKR and, assuming due authorization and valid execution and delivery by the Company, General Atlantic and the Stockholder, is a valid and binding obligation of KKR, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

(d) The execution, delivery and performance of this Agreement by KKR does not and will not require any consent, waiver, approval, order, permit or authorization from, or declaration or filing with, or notification to, any Person (other than (i) KKR internal approvals which have been obtained prior to the execution of this Agreement and (ii) any required securities law filings).

(e) The execution, delivery and performance of this Agreement by KKR does not and will not, with or without the giving of notice or lapse of time, or both, (A) violate any law, statute, rule or regulation to which KKR is subject, (B) violate any order, judgment or decree applicable to KKR or (C) conflict with, or result in a breach or default under, any term or condition of KKR’s applicable organizational documents or any agreement or instrument to which KKR is a party or by which it is bound.

Section 2.3 Representations and Warranties of General Atlantic. General Atlantic represents and warrants to the Company as of the date hereof as follows:

(a) General Atlantic has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to enter into this Agreement and to carry out its obligations hereunder.

(b) This Agreement has been duly and validly authorized by General Atlantic and all necessary and appropriate action has been taken by General Atlantic to execute and deliver this Agreement and to perform its obligations hereunder.

(c) This Agreement has been duly executed and delivered by General Atlantic and, assuming due authorization and valid execution and delivery by the Company, KKR and the Stockholder, is a valid and binding obligation of General Atlantic, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity.

(d) The execution, delivery and performance of this Agreement by General Atlantic does not and will not require any consent, waiver, approval, order, permit or authorization from, or declaration or filing with, or notification to, any Person (other than (i) General Atlantic internal approvals which have been obtained prior to the execution of this Agreement and (ii) any required securities law filings).

(e) The execution, delivery and performance of this Agreement by General Atlantic does not and will not, with or without the giving of notice or lapse of time, or both, (A) violate any law, statute, rule or regulation to which General Atlantic is subject, (B) violate any order, judgment or decree applicable to General Atlantic or (C) conflict with, or result in a breach or default under, any term or condition of General Atlantic’s applicable organizational documents or any agreement or instrument to which General Atlantic is a party or by which it is bound.

Section 2.4 Representations and Warranties of the Stockholder. The Stockholder represents and warrants to the Company as of the date hereof as follows:

(a) The Stockholder will Beneficially Own [—] shares of Common Stock immediately following the Toucan/East Effective Time (as defined in the Merger Agreement). Pursuant to the terms of the limited partnership agreement of the Stockholder, until the earlier of (i) the day following the six year anniversary of the date hereof and (ii) the day following the date on which the Company undergoes an Ownership Change, no Co-Investor Partner is permitted thereunder to transfer any limited partnership units of the Stockholder without the consent of the KKR Investors and the GA Investors (other than in connection with a redemption of the limited partnership units of the Stockholder upon a Distribution).

(b) The KKR Initial Investors will collectively Beneficially Own 81,840,000 limited partner units of the Stockholder immediately following the Toucan/East Effective Time (as defined in the Merger Agreement), representing approximately 48% of the outstanding limited partner units of the Stockholder as of the Toucan/East Effective Time (as defined in the Merger Agreement).

(c) The GA Initial Investors will collectively Beneficially Own 81,840,000 limited partner units of the Stockholder immediately following the Toucan/East Effective Time (as defined in the Merger Agreement), representing approximately 48% of the outstanding limited partner units of the Stockholder as of the Effective Time (as defined in the Merger Agreement).

(d) The Stockholder has been duly organized and is validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority to enter into this Agreement and to carry out its obligations hereunder.

(e) This Agreement has been duly and validly authorized by the Stockholder and all necessary and appropriate action has been taken by the Stockholder to execute and deliver this Agreement and to perform its obligations hereunder.

(f) This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization and valid execution and delivery by the Company, KKR and General Atlantic, is a valid and binding obligation of such member, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general principles of equity

(g) The execution, delivery and performance of this Agreement by the Stockholder does not and will not require any consent, waiver, approval, order, permit or authorization from, or declaration or filing with, or notification to, any Person (other than (i) the Stockholder internal approvals which have been obtained prior to the execution of this Agreement and (ii) any required securities law filings).

(h) The execution, delivery and performance of this Agreement by the Stockholder does not and will not, with or without the giving of notice or lapse of time, or both, (A) violate any law, statute, rule or regulation to which the Stockholder is subject, (B) violate any order, judgment or decree applicable to the Stockholder or (C) conflict with, or result in a breach or default under, any term or condition of the Stockholder’s applicable organizational documents or any agreement or instrument to which the Stockholder is a party or by which it is bound.

ARTICLE III

STANDSTILL; VOTING; BOARD REPRESENTATION

Section 3.1 Standstill Restrictions.

(a) Except for the acquisition of Voting Securities in connection with the consummation of the transactions contemplated by the Merger Agreement, subject to Section 3.2, during the Standstill Period, the Stockholder Group, KKR and General Atlantic shall not (and shall cause their respective Affiliates to whom they have provided confidential information regarding the Company (or its Subsidiaries) not to), and KKR and General Atlantic shall cause the KKR Investors and the GA Investors and their respective Affiliates to whom they have provided confidential information regarding the Company (or any of its Subsidiaries), respectively, not to, directly or indirectly, in each case without the prior approval by resolution of a majority of the Independent Directors:

(i) acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire, directly or indirectly, alone or in concert with others, by purchase or otherwise, any direct or indirect beneficial interest in any Voting Securities or direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for, any Voting Securities;

(ii) make, or in any way participate in, directly or indirectly, alone or in concert with others, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC promulgated pursuant to Section 14 of the Exchange Act) to vote or deliver a written consent with respect to, or seek to advise or influence in any manner whatsoever any Person with respect to the voting of, any Voting Securities (other than any of the foregoing done on behalf of the Company);

(iii) form, join or in any way participate in a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to any Voting Securities (other than a “group” that consists solely of (A) partners of the Stockholder, (B) the Stockholder Group, (C) KKR and the KKR Investors, or (D) General Atlantic and the GA Investors);

(iv) acquire, offer to acquire or agree to acquire, directly or indirectly, alone or in concert with others, by purchase, exchange or otherwise, (i) any of the assets, tangible or intangible, of the Company or any of its Subsidiaries or (ii) direct or indirect rights, warrants or options to acquire any assets of the Company or any of its Subsidiaries, except for acquisitions of such assets or rights, warrants or options to acquire such assets in the ordinary course of business and such assets as are then being offered for sale by the Company or any of its Subsidiaries;

(v) arrange, or in any way participate, directly or indirectly, in any financing for the purchase of any Voting Securities or any securities convertible into or exchangeable or exercisable for any Voting Securities or assets of the Company, except for such Voting Securities or assets as are then being offered for sale by the Company or any of its Subsidiaries;

(vi) otherwise act, alone or in concert with others, to seek to propose to the Company or any of its stockholders any merger, business combination, restructuring, recapitalization or other transaction to or with the Company or, except as contemplated by Sections 3.3 and 3.4 of this Agreement, otherwise seek, alone or in concert with others, to control, change or influence the management, Board or policies of the Company or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the stockholders of the Company;

(vii) make any public request or public proposal to amend, waive or terminate any provision of this Section 3.1; or

(viii) take any action that would reasonably be expected to result in the Company having to make a public announcement regarding any of the matters referred to in clauses (i) through (vii) of this Section 3.1, or publicly announce an intention to do, or enter into any arrangement or understanding or discussions with others to do, any of the actions restricted or prohibited under such clauses (i) through (vii) of this Section 3.1.

(b) For the avoidance of doubt, the restrictions set forth in this Section 3.1 shall not be deemed to restrict any actions taken by the Stockholder Directors solely in their capacity as Directors at any meeting (or action by written consent) of the Board, or any applicable committee of the Board, in a manner required by their fiduciary duties as Directors under applicable Law.

(c) For the avoidance of doubt, subject to compliance with the Charter and Article IV, in no event shall the restrictions set forth herein be deemed to prohibit, restrict or limit hedging transactions by any of the Persons bound by this Section 3.1 intended to protect against economic price risk with respect to the Common Stock.

(d) “Standstill Period” shall mean the period beginning on the date of this Agreement and ending six (6) months after (i) with respect to the Stockholder Group, the date the Stockholder no longer has the right to designate a Stockholder Nominee for nomination to the Board pursuant to Section 3.4, (ii) with respect to KKR and the KKR Investors, the date the KKR Investors no longer have the right to cause the Stockholder to designate (or, following any Distribution, the KKR Investors no longer have the right to designate) a Stockholder Nominee for nomination to the Board pursuant to Section 3.4 and (iii) with respect to General Atlantic and the GA Investors, the date the GA Investors no longer have the right to cause the Stockholder to designate (or, following a Distribution, the GA Investors no longer have the right to designate) a Stockholder Nominee for nomination to the Board pursuant to Section 3.4.

Section 3.2 Termination of the Standstill Restrictions.

(a) The obligations set forth in Section 3.1 shall terminate in the event that:

(i) any Person enters into a definitive agreement approved by resolution of a majority of the Board, pursuant to which any Person or group (other than the members of the Stockholder Group) would become the Beneficial Owner of 50% or more of the Company’s aggregate Voting Power;

(ii) any Person or group (other than members of the Stockholder Group) commences or publicly announces an intention to commence a tender or exchange offer that, if consummated, would make such Person (or any of its Affiliates) the Beneficial Owner of 50% or more of the Company’s aggregate Voting Power, or any rights or options to acquire such ownership, including from a third party, and in connection therewith, the Company (with the approval by resolution of a majority of the Board) files with the SEC a Schedule 14D-9 with respect to such offer that does not recommend that the Company’s stockholders reject such offer;

(iii) the Company enters into a definitive agreement, approved by resolution of a majority of the Board (or publicly announces, with the approval by resolution of a majority of the Board, its intention to enter into such a definitive agreement), with any Person (other than with a member of the Stockholder Group) to effectuate a business combination, merger or any other transaction which will result in the acquisition, directly or indirectly, by any Person or group (other than the Stockholder Group) of Beneficial Ownership of at least 50% of the Company’s aggregate Voting Power;

(iv) the Company publicly announces (including through an agent or representative), with the prior approval by resolution of a majority of the Board, the approval or recommendation of any business combination described in clause (iii); or

(v) the commencement of voluntary or involuntary proceedings (which is not being contested by the Company) to liquidate the Company or any of its material Subsidiaries or the commencement of voluntary or involuntary bankruptcy or insolvency proceedings with respect to the Company or any of its material Subsidiaries or the adoption of a plan by the Company or any material Subsidiary with respect to any of the foregoing.

Section 3.3 Voting. During the term of the Agreement, subject to Section 10.13, at any meeting of the Company’s stockholders, however called, or at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent or other approval (including, without limitation, by written consent) is sought or obtained by or from the stockholders of the Company, the Stockholder shall (1) cause all of the Stockholder Group Shares to be represented at such meeting for purposes of the presence of a quorum and (2) shall vote or cause to be voted (A) until the Stockholder no longer has any nomination rights pursuant to Section 3.4, with respect to any proposal or resolution relating to the election of Directors, all of the Voting Securities held by the Stockholder as of the record date for any such meeting or action in the same manner as, and in the same proportion to, all shares voted by holders of Voting Securities as of such record date, excluding the votes or actions of the Stockholder Group; provided, however, that with respect to the Stockholder Nominees, the Stockholder shall be permitted to vote all of the Voting Securities held by the Stockholder as of the record date for any such meeting or action in favor of such Stockholder Nominees, and (B) with respect to all other proposals or resolutions to be voted on by the stockholders of the Company, all Voting Securities held by the Stockholder Group that represent Excess Voting Power in the same manner as, and in the same proportion to, all shares voted by holders of Voting Securities, excluding the votes or actions of the Stockholder Group with respect to the Voting Securities of the Stockholder Group representing the Maximum Percentage. For the avoidance of doubt, all Voting Securities held by the Stockholder Group representing the Maximum Percentage may at all times be voted for the matters described in clause (2)(B) in the discretion of the member of the Stockholder Group owning such shares.

Section 3.4 Board of Directors; Committees.

(a) As of the date hereof and for so long as either the GA Investors or the KKR Investors Beneficially Own at least 25% of the shares of Common Stock as it Beneficially Owned on the date hereof, as adjusted for any stock split, reverse stock split or similar transaction, the Board shall be comprised of eleven (11) directors. Subject to Section 3.4(c)-(h), the members of the Board shall include four (4) Stockholder nominees (the “Stockholder Nominees”). The initial Stockholder Directors of the Company shall be divided among the classes of the directors of the Company so that one Stockholder Director shall be a member of the class of directors whose term expires at the 2015 annual meeting of the stockholders of the Company, two Stockholder Directors shall be members of the class of directors whose term expires at the 2016 annual meeting of the stockholders of the Company and one Stockholder Director shall be a member of the class of directors whose term expires at the 2017 annual meeting of the stockholders of the Company. For purposes of this Section 3.4, prior to any Distribution, the GA Investors and the KKR Investors will each be deemed to Beneficially Own that amount of Common Stock that they would receive in a Distribution.

(b) For a period of two years following the Effective Time, the Board shall establish and maintain a co-chairman structure, whereby two of the Directors shall serve as co-chairman of the Board, one of which shall be a Stockholder Nominee and the other shall be elected by resolution of a majority of the Independent Directors.

(c) The Stockholder shall have nomination rights to the Board as follows:

(i) For so long as each of the GA Investors and the KKR Investors Beneficially Own at least 50% of the shares of Common Stock it Beneficially Owned as of the date hereof, as adjusted for any stock split, reverse stock split or similar transaction, the Stockholder shall have the right to designate for nomination four (4) members of the Board, and for so long as each of the GA Investors and the KKR Investors Beneficially Own at least 25% of the shares of Common Stock it Beneficially Owned as of the date hereof (provided that both the GA Investors and the KKR Investors Beneficially Own at least one share of Common Stock), as adjusted for any stock split, reverse stock split or similar transaction, the Stockholder shall have the right to designate for nomination two (2) members of the Board (it being understood that following any Distribution, so long as such applicable ownership thresholds are met, the KKR Investors and the GA Investors shall each have the right to designate for nomination two (2) members and one (1) member, as applicable, of the Board.). Subject to Section 3.4(d), the Company shall include such Stockholder Nominees (or any Replacements thereof), as applicable, in the slate of nominees recommended by the Board for election at the annual meeting or any special meeting of stockholders of the Company at which the Directors are to be elected to the Board and shall use its reasonable best efforts (which shall, to the fullest extent permitted by law, include the inclusion in any proxy statement prepared, used or delivered or publicly filed by the Company to solicit the vote of its stockholders in connection with any such meeting the recommendation of the Board that the stockholders of the Company vote in favor of the slate of Directors including the Stockholder Nominees) to cause the stockholders to elect the Stockholder Nominees.

(ii) Upon prior reasonable written notice by the Company, the Stockholder shall supply to the Company, prior to any nomination or appointment and on an on-going basis, as necessary, by the time such information is reasonably requested by the Board: all such information and materials as the Company reasonably requests from other members of the Board as is required to be disclosed in proxy circulars under applicable Law or as is otherwise reasonably requested by the Company from time-to-time from members of the Board in connection with the Company’s legal, regulatory, auditor or stock exchange requirements (including, if applicable, any Directors’ questionnaire or similar document); and an executed consent from each of the Stockholder Nominees to be named as a nominee in any proxy circular or similar materials for any annual meeting or special meeting of stockholders and to serve as a Directors if so elected (collectively, the “Nomination Documents”).

(iii) If any Stockholder Director resigns from the Board or is rendered unable to, or refuses to, or for any other reason ceases, to serve on the Board, the Stockholder shall be entitled to designate a replacement (a “Replacement”), and, subject to Sections 3.4(d) and (e), the Board will use its reasonable best efforts to promptly appoint such Replacement as a replacement Stockholder Director to fill the resulting vacancy. Any such Replacement shall be deemed to be a Stockholder Director for all purposes under this Agreement, and prior to his or her appointment to the Board, shall be required to provide to the Company the Nomination Documents as set forth in Section 3.4(c)(ii).

(d) Upon the first date that the GA Investors Beneficially Own less than 50% of the shares of Common Stock that they Beneficially Owned as of the date hereof, as adjusted for any stock split, reverse stock split or similar transaction, prior to a Distribution, the Stockholder and, following a Distribution, the GA Investors shall promptly cause one of the Stockholder Directors designated by the Stockholder on behalf of the GA Investors to tender his or her immediate resignation from the Board. Upon the first date that the KKR Investors Beneficially Own less than 50% of the shares of Common Stock that they Beneficially Owned as of the date hereof, as adjusted for any stock split, reverse stock split or similar transaction, prior to a Distribution, the Stockholder and, following a Distribution, the KKR Investors shall promptly cause one of the Stockholder Directors designated by the Stockholder on behalf of the KKR Investors to tender his or her immediate resignation from the Board.

(e) Upon the first date that the GA Investors Beneficially Own less than 25% of the shares of Common Stock that they Beneficially Owned as of the date hereof, as adjusted for any stock split, reverse stock split or similar transaction, prior to a Distribution, the Stockholder and, following a Distribution, the GA Investors shall promptly cause the remaining Stockholder Director designated by the Stockholder on behalf of the GA Investors to tender his or her immediate resignation from the Board. Upon the first date that the KKR Investors Beneficially Own less than 25% of the shares of Common Stock that they Beneficially Owned as of the date hereof, as adjusted for any stock split, reverse stock split or similar transaction, prior to a Distribution, the Stockholder and, following a Distribution, the KKR Investors shall promptly cause the remaining Stockholder Director designated by the Stockholder on behalf of the KKR Investors to tender his or her immediate resignation from the Board. For the avoidance of doubt, upon the first date that the GA Investors and the KKR Investors each Beneficially Own less than 25% of the shares of Common Stock that they Beneficially Owned as of the date hereof, as adjusted for any stock split, reverse stock split or similar transaction, prior to a Distribution, the Stockholder and, following a Distribution, each of the GA Investors and the KKR Investors shall promptly cause its remaining Stockholder Directors to tender their immediate resignation from the Board and thereafter shall no longer have the right to designate for nomination any member of the Board.

(f) So long as there are two (2) or more Stockholder Directors, one (1) Stockholder Director shall serve on each committee of the Board (other than a committee that, pursuant to the Charter or Article IV is to be composed solely of Independent Directors or a committee established to address conflicts with the Stockholder Group or the Investors), provided that for so long as there are any Stockholder Directors serving on the Board, one (1) Stockholder Director shall serve on the Board’s Compensation Committee; provided, however, that a Stockholder Director shall not serve on any committee if such service would violate mandatory legal or listing requirements concerning the independence of directors; provided, further, that the Company shall take all reasonable efforts to avoid any such disqualification.

(g) So long as the Stockholder, the GA Investors or the KKR Investors have rights pursuant to this Section 3.4 to nominate designees to the Board, the Company and its Subsidiaries will prepare and provide, or cause to be prepared and provided, to the Stockholder Directors (in his or her capacity as such), if any, any information, and access to any information, relating to the management, operations and finances of the Company and its Subsidiaries as and when provided to non-management Directors. Notwithstanding anything to the contrary herein, without limiting any Stockholder Director’s fiduciary duties under applicable Law, and subject to Section 10.11, each of the parties hereto hereby consents to each Stockholder Director sharing any information such Stockholder Director (in his or her capacity as such) receives from the Company with officers, directors, members, employees, attorneys, senior advisors and accountants of the Investor who designated, directly or indirectly, such Stockholder Director and its Affiliates (other than any portfolio companies thereof) in each case, for the internal use by such Investor and its Affiliates of any such information, subject, however, to such Investor and its Affiliates (i) maintaining adequate procedures to prevent such information from being used in connection with the purchase or sale of securities of the Company in violation of applicable Law, (ii) maintaining the confidentiality of any such information, except as required by applicable Law and (iii) refraining from using such information in connection with any Competitive Activities (as defined below). Notwithstanding the foregoing or anything to the contrary herein, the Company acknowledges that certain industry knowledge may be acquired by the Stockholder Group, General Atlantic, the GA Investors, KKR, the KKR Investors and their respective representatives from reviewing such information that cannot be separated from their overall knowledge and the Company acknowledges and agrees this knowledge shall be permitted to be used in the ordinary course of business of the Stockholder Group, General Atlantic, the GA Investors, KKR, the KKR Investors and their respective representatives.

(h) At all times from the date of this Agreement through the termination of their service as a member of the Board, each of the Stockholder Directors shall comply with the director qualification requirements expressly set forth under the Company’s amended and restated certificate of incorporation (“Charter”) and amended and restated bylaws (“Bylaws”), and all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company’s code of business conduct and ethics, securities trading policies, Directors’ confidentiality policy, and corporate governance guidelines, and preserve the confidentiality of Company business and information, including discussions of matters considered in meetings of the Board or Board committees.

ARTICLE IV

TRANSFER RESTRICTIONS

Section 4.1 Transfer Restrictions. Except as expressly provided in this Article IV, or in accordance with a written consent granted by a committee of the Board consisting solely of Independent Directors (the “Committee”) pursuant to the Charter, for the period beginning on the date hereof and ending on the earlier of the day following the six (6) year anniversary of the date hereof and the date on which the Company undergoes an Ownership Change, (i) no member of the Stockholder Group shall sell or transfer any of the shares of Common Stock directly held by any member of the Stockholder Group, (ii) no KKR Investor or GA Investor (x) shall permit (by providing consent thereto or otherwise) any direct or indirect sale or transfer of an equity interest in a KKR Investor or a GA Investor by any Person who holds any direct or indirect equity interest in any of the KKR Investors or GA Investors, respectively (each, a “Partner”) (other than pursuant to a redemption of such an equity interest in a KKR Investor or a GA Investor) that would result in an “owner shift” under Section 382(g) of the Code with respect to the Company (an “Owner Shift”) or (y) shall permit (by providing consent thereto or otherwise) any transfer of the limited partnership interests of the Stockholder directly held by any Co-Investor Partner and (iii) no member of the Stockholder Group nor any KKR Investor or GA Investor shall otherwise effect any transaction that would result in a direct or indirect transfer of shares of Common Stock (including pursuant to a redemption of an equity interest in a KKR Investor or GA Investor) unless (solely in the case of this clause (iii)) the Stockholder Group, KKR Investor or GA Investor, as applicable, receives a written determination of the Committee that such transaction would not result in an Owner Shift; provided, that, as a condition to making such determination, the Committee may, in its sole discretion, require and/or obtain (at the expense of the Stockholder Group, the KKR Investors or the GA Investors, as applicable) such representations from the Stockholder Group, KKR Investors, GA Investors and/or transferee(s), such opinions of counsel or tax advisors to be rendered by counsel or tax advisors selected by (or acceptable to) the Committee (provided that Deloitte Tax LLP, Simpson Thacher & Bartlett LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP shall be considered acceptable to the Committee) (any such counsel or advisor, an “Acceptable Advisor”), and such other advice, in each case as reasonably necessary to determine whether the transaction results in an Owner Shift. For the avoidance of doubt, a transfer subject to this Article IV includes, without limitation, a hedging or other transaction that transfers ownership for U.S. federal income tax purposes. Until the day after the three (3) year anniversary of the date hereof, the Stockholder shall not effect a Distribution.

Section 4.2 Waiver of Transfer Restrictions.

(a) Notwithstanding the restriction in Section 4.1, for the period beginning on the day following the three (3) year anniversary of the date hereof and ending on the earlier of the day following the six (6) year anniversary of the date hereof and the date on which the Company undergoes an Ownership Change, the Stockholder Group may directly or indirectly sell or transfer, and the KKR Investors and GA Investors and any Partner or Co-Investor Partner may effect an indirect (or, if applicable, direct) sale or transfer, of up to an aggregate of [insert number of shares equal to 45% of the total number of outstanding shares of Common Stock immediately after the Mergers] shares of Common Stock, as adjusted for any stock split, reverse stock split or similar transaction (the “Waived Transfer Amount”); provided, however, that (x) any direct or indirect sale or transfer of an equity interest in a KKR Investor or a GA Investor by a Partner (other than pursuant to a redemption of such a Partner’s equity interest in such KKR Investor or GA Investor) that does not result in an Owner Shift shall not count toward or reduce the Waived Transfer Amount and (y) any other direct or indirect sale or transfer by any member of the Stockholder Group, the KKR Investors or the GA Investors or a redemption of a Partner’s equity interest in a KKR Investor or a GA Investor that, in accordance with a written determination of the Committee, does not result in an Owner Shift shall not count toward or reduce the Waived Transfer Amount; provided, further, that, as a condition to making such determination pursuant to this Section 4.2(a)(y), the Committee may, in its sole discretion, require and/or obtain (at the expense of the Stockholder Group, the KKR Investors, the GA Investors or Partner, as applicable) such representations from the Stockholder Group, KKR Investors, GA Investors, Partner and/or transferee(s), such opinions of counsel or tax advisors to be rendered by an Acceptable Advisor, and such other advice, in each case as reasonably necessary to determine whether the transaction results in an Owner Shift; provided, further, that prior to any sale or transfer pursuant to this Section 4.2(a) that is included in the Waived Transfer Amount the Stockholder or member of the Stockholder Group, as applicable, shall provide to the Company a written notice stating (i) the amount of the applicable sale or transfer, (ii) the name of the Person making such sale or transfer and (iii) the portion of the Waived Transfer Amount allocated to such sale or transfer, and such written notice shall be countersigned and acknowledged by each of the KKR Investors and the GA Investors. In the case of any Distribution by the Stockholder Group to a Co-Investor Partner, such Distribution will count toward and reduce the Waived Transfer Amount, unless in addition to the written determination of the Committee that such transfer by the Stockholder Group does not result in an Owner Shift as described in Section 4.2(a)(y) above, either (A) the Committee makes a written determination that a sale or transfer of Common Stock directly held by such Co-Investor Partner after the Distribution does not result in an

Owner Shift or (B) such Co-Investor Partner represents and undertakes to the Company that it will not directly sell or transfer any Common Stock received in such Distribution, other than in a distribution to the equity holders of such Co-Investor Partner; provided, further, that, as a condition to making any determination described in this sentence, the Committee may, in its sole discretion, require and/or obtain (at the expense of the Stockholder Group) such representations from the Stockholder Group, Co-Investor Partner and/or transferee(s), such opinions of counsel or tax advisors to be rendered by an Acceptable Advisor, and such other advice, in each case as reasonably necessary to determine whether the Distribution (and subsequent sale or transfer described in clause (A), as applicable) results in an Owner Shift. Notwithstanding anything in this Agreement to the contrary, in the case of any written determination by the Committee described in this Section 4.2(a), if the Stockholder Group, KKR Investor, GA Investor or Partner receives an opinion of counsel or tax advisors rendered by an Acceptable Advisor that such sale, transfer or Distribution, as applicable, will not result in an Owner Shift, the Committee shall provide such written determination and such sale, transfer or Distribution, as applicable, shall not count toward or reduce the Waived Transfer Amount, in each case unless the Committee, in its reasonable discretion, does not find such opinion acceptable. In the cases in which the Committee is requested or required, as applicable, to deliver a written determination pursuant to Section 4.1 or this Section 4.2(a), the Company will cause the Committee to, reasonably promptly after all representations, opinions and other advice requested by the Committee have been received, deliver such written determination or notify such Person that no such written determination will be delivered. Except if the Committee has delivered a written determination, if any transaction would reduce the Waived Transfer Amount pursuant to this Section 4.2(a), the relevant member of the Stockholder Group or the relevant KKR Investor or GA Investor, as applicable, may in its sole election either (1) effect such transaction after receipt of the Committee’s favorable written determination, in which case such transaction will not count toward or reduce the Waived Transfer Amount or (2) effect such transaction prior to receipt of the Committee’s written determination, in which case such transaction will count toward and reduce the Waived Transfer Amount, and if the Committee subsequently delivers a favorable written determination, the Waived Transfer Amount will be adjusted and increased to the extent that such transaction would not have counted toward or reduced the Waived Transfer Amount had the favorable written determination been received prior to the transaction.

(b) Notwithstanding the restriction in Sections 4.1 and 4.2(a), beginning on the earlier of (i) the day following the six (6) year anniversary of the date hereof and (ii) the day following the date on which the Company undergoes an Ownership Change, the Stockholder Group, the KKR Investors, the GA Investors, the Partners and the Co-Investor Partners may, subject to Section 4.3, directly or indirectly sell or transfer any of the shares of Common Stock held directly or indirectly by them, regardless of whether such sale or transfer results in an Owner Shift, and Sections 4.1 and 4.2(a) of this Agreement shall be of no further effect.

Section 4.3 Additional Transfer Restrictions. In addition to the restrictions set forth in Section 4.2(a), so long as this Agreement has not terminated pursuant to Section 9.1, no member of the Stockholder Group shall, individually or in the aggregate, other than in connection with a registered public offering, including any Underwritten Offering or a Change of Control transaction, which Change of Control transaction is approved by the Board, knowingly Transfer shares of Common Stock to a Person, other than to any Permitted Transferee, who, after such acquisition, would hold in excess of 5% of the outstanding shares of Common Stock.

ARTICLE V

REGISTRATION RIGHTS

Section 5.1 Shelf Registration; Underwritten Offering.

(a) Subject to the provisions of Section 5.11 and the limitations set forth in Section 4.2(a) on the number of shares of Common Stock that may be sold during the period referred to therein, at any time after the third anniversary of the date hereof until the sixth anniversary of the date hereof, at the request of any Stockholder (which, for purposes of this Article V, shall be deemed to include each holder of Registrable Shares) and on the business day following the sixth anniversary of the Effective Time, the Company will file a Shelf Registration Statement (which Shelf Registration Statement shall be an Automatic Shelf Registration Statement (as defined in Rule 405 under the Securities Act) if the Company is then eligible to file an Automatic Shelf Registration

Statement) registering for resale all of the Registrable Shares under the Securities Act. Until such time as all Registrable Shares cease to be Registrable Shares or the Company is no longer eligible to maintain a Shelf Registration Statement, the Company will keep current and effective such Shelf Registration Statement and file such supplements or amendments to such Shelf Registration Statement (or file a new Shelf Registration Statement (which Shelf Registration Statement shall be an Automatic Shelf Registration Statement if the Company is then eligible to file an Automatic Shelf Registration Statement) when such preceding Shelf Registration Statement expires pursuant to the rules of the SEC) as may be necessary or appropriate in order to keep such Shelf Registration Statement continuously effective and useable for the resale of all Registrable Shares under the Securities Act. The Company represents and warrants to each Stockholder that as of the date of this Agreement, the Company is not an “ineligible issuer” and is a “well known seasoned issuer”, in each case as defined under the Securities Act.

(b) Upon the written request of any Stockholder from time to time (an “Underwritten Offering Request”), the Company will cooperate with the requesting Stockholder and any Underwriter in effecting an Underwritten Offering pursuant to a Shelf Registration Statement as promptly as reasonably practicable following receipt of such Underwritten Offering Request; provided, however, that (i) the Stockholders together shall not be entitled to make more than two (2) Underwritten Offering Requests, where the plan of distribution set forth in the Underwritten Offering Request includes a customary “road show” or other substantial marketing effort by the Company and the underwriter (a “Marketed Underwritten Offering”) in any twelve (12) month period, it being understood that the Stockholders may make an unlimited number of requests for Underwritten Offerings that are not Marketed Underwritten Offerings; and (ii) the requesting Stockholder will be deemed to have requested the removal of any Registrable Shares held by such Stockholder from any Underwritten Offering Request relating to a Marketed Underwritten Offering and to have rescinded such Underwritten Offering Request, with the same effects as provided in Section 5.6, automatically if: (A) the Launch Date in respect of such Marketed Underwritten Offering has not occurred by the end of the fifth (5th) Business Day after the following conditions have been met: (1) the Company has made available to the requesting Stockholder a prospectus under an effective Registration Statement naming the Stockholder as a selling stockholder and the underwriter(s) and containing such other information as is required under the Securities Act and the rules of the SEC in a form ready for filing, assuming that as of such time (X) the Company has otherwise complied with its applicable obligations in Section 5.10 and (Y) such Stockholder has otherwise complied with its obligations in Section 5.12, and (2) the Company has notified such Stockholder in writing that the Company has complied with the provisions of this clause (A) and that the five (5) Business Day period referenced in this clause (A) is commencing, or (B) such Marketed Underwritten Offering has not been priced by the end of the third (3rd) Business Day after the Launch Date, assuming that the Launch Date occurred before the expiration of the five (5) Business Day period referenced in clause (A) above). Each Underwritten Offering Request will specify the number of Registrable Shares proposed by the Stockholder to be included in such Underwritten Offering, the intended method of distribution and the estimated gross proceeds of such Underwritten Offering, which (i) in the case of a Marketed Underwritten Offering, may not be less than $50 million or (ii) in the case of any other Underwritten Offer, may not be less than $25 million or, in either case, if less, all of the Registrable Shares held by the requesting Stockholder. Subject to Section 5.8, the requesting Stockholder may change the number of Registrable Shares proposed to be offered in any Marketed Underwritten Offering at any time prior to the Launch Date of such Underwritten Offering so long as such change would not reduce the estimated gross proceeds of such Marketed Underwritten Offering to less than the applicable minimum amount provided in the preceding sentence.

Section 5.2 Demand Registration Rights. If, at any time while there still remain Registrable Shares, the Company is no longer eligible to use or, notwithstanding its obligations under Section 5.1(a), otherwise ceases to maintain an effective Shelf Registration Statement, without limiting the rights of the Stockholders hereunder, within ten (10) days after a Stockholder’s written request to Register the resale of a specified amount of the Registrable Shares under the Securities Act (a “Demand Notice”), the Company will file a Registration Statement, on an appropriate form which the Company is then eligible to use, to Register the resale of such Registrable Shares, which Registration Statement will (if specified in the Demand Notice) contemplate the ability of such requesting Stockholder to effect an Underwritten Offering in accordance with Section 5.1(b) (each such Registration, a “Demand Registration”); provided, however, that the Stockholders together shall not be entitled to request more than eight (8) Demand Registrations (with KKR and the KKR Investors together being entitled to make, or cause to be made, four (4) of such eight (8) Demand Registrations, and General Atlantic and the GA Investors together being entitled to make, or cause to be made four (4) of such eight (8) Demand Registrations). A request that (i) does not result in an effective Registration Statement under the Securities Act that has remained effective for a period of at least 180 days or such shorter period in which all Registrable Shares included in such Demand Registration have actually been sold thereunder (provided that such period shall be extended for a period of time equal to the period the holder of Registrable Shares refrains from selling any securities included in such registration statement at the request of the Company or the lead managing underwriter pursuant to the provisions of this Agreement (an “Extension Period”)) or (ii) if, after it has become effective, such Demand Registration becomes subject, prior to 180 days after effectiveness (plus any Extension Period), to any stop order, injunction or other order or requirement of the SEC or other governmental authority, other than by reason of any act or omission by the requesting Stockholder shall not be counted as a utilized request for purposes of the limits in the preceding sentence. Each Demand Notice will specify the number of Registrable Shares proposed to be offered for sale, the intended method of distribution thereof and the estimated gross proceeds of such Demand Registration, which may not be less than $50 million, or, if less, all of the Registrable Shares held by the requesting Stockholder. Subject to Section 5.8, the requesting Stockholder may change the number of Registrable Shares proposed to be offered pursuant to any Demand Registration at any time prior to the Registration Statement with respect to the Demand Registration being declared effective by the SEC, so long as such change would not reduce the estimated gross proceeds of the Demand Registration to less than $50 million. The Company shall have the right to satisfy a Demand Notice by filing a Shelf Registration Statement.

Section 5.3 Effectiveness. The Company will use its commercially reasonable efforts to (i) cause any Registration Statement to be declared effective (unless it becomes effective automatically upon filing) as promptly as practicable after the filing thereof with the SEC and (ii) keep such Registration Statement current and effective for a period necessary for the completion of the resale of Registrable Shares registered thereon. The Company further agrees to supplement or make amendments to each such Registration Statement as may be necessary to keep such Registration Statement effective for the period referred to in clause (ii) above, including (A) to respond to the comments of the SEC, if any, (B) as may be required by the registration form utilized by the Company for such Registration Statement or by the instructions to such registration form, (C) as may be required by the Securities Act, (D) as may be required in connection with an Underwritten Offering, or (E) as may be reasonably requested in writing by the Stockholders or any underwriter and reasonably acceptable to the Company. The Company agrees to furnish to each Stockholder one electronic copy of any such supplement or amendment no later than the time it is first being used or filed with the SEC.

Section 5.4 Choice of Underwriter. In the event that a Demand Registration involves an Underwritten Offering of Registrable Shares, the underwriters will be selected by the Stockholder requesting such Demand Registration; provided, that any underwriter must be reasonably acceptable to the Company, which approval will not be unreasonably withheld. The Company shall take such actions as the underwriters may reasonably request in their efforts to sell Registrable Shares pursuant to such Registration Statement.

Section 5.5 Stockholder Determinations. The Stockholders participating in an Underwritten Offering will be permitted to determine in good faith, matters affecting the structure of such Underwritten Offering undertaken pursuant to Section 5.1(b) or Demand Registrations, as applicable, including the price, underwriting discount and other financial terms for the Registrable Shares.

Section 5.6 Ability to Rescind Underwritten Offering Requests and Demand Registrations. Each Stockholder will be permitted to request the removal of any Registrable Shares held by it from any Underwritten Offering Request or Demand Registration at any time prior to the pricing of the Underwritten Offering or the effective date of the applicable Registration Statement, as applicable, by providing written notice thereof to the Company; provided, that so long as such Stockholder reimburses the Company for its proportionate share of the reasonable, out of pocket expenses incurred by the Company in connection with such Underwritten Offering Request, Demand Notice or Demand Registration; provided, further, that such Underwritten Offering Request or Demand Registration shall not be counted as a utilized Underwritten Offering Request or Demand Registration, as the case may be, for purposes of the limits in Section 5.1(b) and Section 5.2, respectively.

Section 5.7 Piggyback Registration. Subject to Section 5.11, if, at any time while there still remain Registrable Shares, the Company proposes to file a new registration statement under the Securities Act with respect to an offering of Common Stock for (i) the Company’s own account (other than a registration statement on Form S-4 or S-8 (or any substitute form that may be adopted by the SEC) or Company dividend reinvestment plans) or (ii) the account of any holder of Common Stock, then the Company shall give written notice of such proposed filing to the Stockholders as soon as reasonably practicable (but in no event less than ten (10) Business Days before the anticipated filing date of such new registration statement). Upon a written request, given by a Stockholder to the Company within ten (10) days after delivery of any such notice by the Company, to include Registrable Shares of such Stockholder in such registration (which request shall specify the number of Registrable Shares proposed to be included in such new registration statement if such registration statement is not a “pay as you go” Automatic Shelf Registration Statement), the Company shall, subject to Section 5.8, include all such requested Registrable Shares in such new registration statement on the same terms and conditions as applicable to the Company’s or such holder’s Common Stock (a “Piggyback Registration”). Notwithstanding the foregoing, if at any time after giving written notice of such proposed filing and prior to the effective date of such new registration statement, the Company or such holders shall determine for any reason not to proceed with the proposed filing of the new registration statement, then the Company may, at its election, give written notice of such determination to the Stockholders and, thereupon, will be relieved of its obligation to register any Registrable Shares in connection with such new registration statement.

Section 5.8 Reduction of Size of Underwritten Offering. Notwithstanding anything to the contrary contained herein, if the lead underwriter or underwriters of a Marketed Underwritten Offering pursuant to Section 5.1, a Demand Registration that involves a Marketed Underwritten Offering or a Piggyback Registration advise the participating Stockholders and the Company in writing that, in their reasonable opinion the number of shares of Common Stock (including any Registrable Shares) that the Company, the participating Stockholders and any other Persons intend to dispose of pursuant to any such Underwritten Offering or Piggyback Registration is such that the success of any such Underwritten Offering or Piggyback Registration would be materially and adversely affected, including with respect to the price at which the securities can be sold, then such Underwritten Offering or Piggyback Registration shall include only such securities as the Company and the participating Stockholders are advised by such lead underwriter or underwriters can be sold without such material and adverse effect, in accordance with the following priorities:

(a) priority in the case of an Underwritten Offering initiated by the Company for its own account which gives rise to a Piggyback Registration pursuant to Section 5.7 will be (A) first, all shares of Common Stock proposed to be offered by the Company for its own account, (B) second, pro rata among (1) the Registrable Shares requested to be disposed of pursuant to the Underwritten Offering for the account of the participating Stockholders pursuant to Section 5.7 and (2) any shares of Common Stock requested to be disposed of for the account of other holders of Common Stock pursuant to rights which may be granted in accordance with Section 5.13 and (C) third pro rata among any other holders of Common Stock requested to be disposed of, so that the total number of shares of Common Stock to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead underwriter or underwriters, if any;

(b) priority in the case of a Demand Registration that is an Underwritten Offering or a Marketed Underwritten Offering pursuant to Section 5.1 initiated by a Stockholder which gives rise to a Piggyback Registration pursuant to Section 5.7 will be (A) first, all Registrable Shares proposed to be offered by the initiating Stockholder or Stockholders pro rata in accordance with the number of Registrable Shares each such Stockholder has requested to register, (B) second, pro rata among any other participating Stockholders and any other holders of Common Stock requested to be disposed of pursuant to rights which may be granted in accordance with Section 5.13, and (C) third any shares of Common Stock proposed to be offered by the Company for its own account, so that the total number of shares of Common Stock to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead underwriter or underwriters, if any; and

(c) priority in the case of an Underwritten Offering initiated by holders of Common Stock (other than the Stockholders) which gives rise to a Piggyback Registration pursuant to Section 5.7 will be (A) first, all shares of Common Stock requested to be disposed of for the account of the initiating holder or holders pursuant to rights which may be granted in accordance with Section 5.13, (B) second, pro rata among the participating Stockholders and any other holders of Common Stock requested to be disposed of pursuant to rights which may be granted in accordance with Section 5.13, (C) third, pro rata among any other holders of Common Stock requested to be disposed of, and (D) fourth any shares of Common Stock proposed to be offered by the Company for its own account, so that the total number of shares of Common Stock to be included in any such offering for the account of all such Persons will not exceed the number recommended by such lead underwriter or underwriters, if any.

Section 5.9 Expenses of Registration. Except as otherwise provided in Section 5.6, all Registration Expenses incurred in connection with any Underwritten Offering, any Demand Registration or any Piggyback Registration, or any qualification or compliance pursuant to this Article V shall be borne by the Company, and all Selling Expenses of each Stockholder shall be borne by such Stockholder.

Section 5.10 Registration and Underwritten Offering Procedures. In the case of each registration or Underwritten Offering, as applicable, effected by the Company pursuant to this Article V, the Company will keep the participating Stockholders advised in writing as to the initiation of each registration or Underwritten Offering and as to the completion thereof. In connection with the foregoing, at its expense, the Company shall:

(a) before filing a Registration Statement, the prospectus, any supplement to the prospectus and any amendments or supplements to any issuer free writing prospectus containing information pertaining to any Stockholder, provide such Stockholder, its counsel and any lead managing underwriter with the opportunity to reasonably review and comment thereon and to object to any information pertaining to such Stockholder that is contained therein and the Company shall make the corrections reasonably and timely requested by such Stockholder with respect to such information prior to filing any such Registration Statement, prospectus, any amendment or supplement thereto or any amendment or supplement to any issuer free writing prospectus, it being understood that the Company shall not file any such Registration Statement or prospectus or any amendments or supplements thereto in connection with its obligations under Sections 5.1 and 5.2 hereof with respect to any Demand Registration to which the Stockholders holding a majority of the Registrable Shares, their counsel or the lead managing underwriter, if any, shall reasonably object, in writing, on a timely basis;

(b) as promptly as practicable, prepare and file with the SEC a Registration Statement to effect such registration in accordance with the intended method or methods of distribution of such securities and thereafter to cause such Registration Statement to become and remain effective pursuant to the terms of this Article V and prepare and file with the SEC such pre- and post-effective amendments to such Registration Statement, supplements to the prospectus and such amendments or supplements to any issuer free writing prospectus as may be (A) reasonably and timely requested by any Stockholder or (B) necessary to keep such Registration Statement effective for the period of time required by this Agreement, and comply with provisions of the applicable securities laws with respect to the sale or other disposition of all Registrable Shares covered by such Registration Statement during such period in accordance with the intended method or methods of disposition by the sellers thereof set forth in such Registration Statement;

(c) if requested by the lead managing underwriter, if any, or the participating Stockholders, promptly include in a prospectus supplement or post-effective amendment such information as the lead managing underwriter, if any, and such holders may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or such post-effective amendment as soon as reasonably practicable after the Company has received such request;

(d) promptly notify the participating Stockholders and the lead underwriter or underwriters, if any, and, if requested, confirm such notification in writing and provide copies of the relevant documents, as promptly as reasonably practicable: (A) of the filing or effectiveness, as applicable, of the applicable Registration Statement or any amendment thereto or the applicable prospectus or issuer free writing prospectus or any amendment or supplement thereto, (B) of the receipt of any written comments from the SEC or any request by the SEC or any other Governmental Entity for amendments or supplements to such Registration Statement, prospectus or issuer free writing prospectus or for additional information, (C) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or any order by the SEC or any other regulatory authority preventing or suspending the use of any prospectus or any issuer free writing prospectus or the initiation or threatening of any proceedings for such purposes, (D) if, at any time, the representations and warranties of the Company in any applicable underwriting agreement cease to be true and correct in all material respects, and (E) of the receipt by the Company or its legal counsel of any notification with respect to the suspension of the qualification of the Registrable Shares for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(e) promptly notify the participating Stockholders and the lead underwriter or underwriters, if any: (A) when the Company becomes aware of the occurrence of any event as a result of which the applicable Registration Statement, the prospectus included in such Registration Statement (as then in effect) or any issuer free writing prospectus contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein (in the case of such prospectus or any issuer free writing prospectus, in light of the circumstances under which they were made) not misleading, and (B) when any issuer free writing prospectus includes information that may conflict with the information contained in the Registration Statement, or, if for any other reason it shall be necessary during such time period to amend or supplement such Registration Statement, prospectus or issuer free writing prospectus in order to comply with the Securities Act and, in either case, as promptly as practicable thereafter, prepare and file with the SEC, and furnish without charge to the participating Stockholders and the lead underwriter or underwriters, if any, any amendment or supplement to such Registration Statement, prospectus or issuer free writing prospectus which shall correct such misstatement or omission or effect such compliance;

(f) use its commercially reasonable efforts to prevent, or obtain the withdrawal of, any stop order or other order suspending the use of any prospectus or any issuer free writing prospectus;

(g) deliver to each participating Stockholder and each underwriter, if any, without charge, as many copies of the applicable prospectus, any issuer free writing prospectus and any amendment or supplement thereto as such Stockholders or underwriter may reasonably request (it being understood that the Company consents to the use of such prospectus, any issuer free writing prospectus and any amendment or supplement thereto by such Stockholder and underwriters, if any, in connection with the offering and sale of the Registrable Shares thereby) and such other documents as such Stockholder and each underwriter, if any, may reasonably request in order to facilitate the disposition of the Registrable Shares by such Stockholder and underwriters, if any;

(h) subject to the terms set forth in Section 5.11, on or prior to the date on which the applicable Registration Statement is declared effective, use its commercially reasonable efforts to register or qualify the Registrable Shares covered by such Registration Statement under such other securities or “blue sky” laws of such jurisdictions in the United States as any participating Stockholder reasonably (in light of its intended plan of distribution) requests and do any and all other acts and things that may be reasonably necessary or advisable to enable such Stockholder to consummate the disposition of the Registrable Shares Beneficially Owned by such Stockholder pursuant to such Registration Statement; provided, however, that the Company shall not be obligated to qualify as a foreign corporation to do business under the laws of any such state in which it is not then qualified or to file any general consent to service of process in any such state;

(i) make such representations and warranties to the underwriters or agents, if any, in form, substance and scope as are customarily made by issuers in underwritten public offerings;

(j) enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings, including indemnification provisions and procedures substantially to the effect set forth in Article VI hereof) and use its commercially reasonable efforts to take all such other actions reasonably requested by the holders of a majority of the Registrable Shares being sold in connection therewith (including those reasonably requested by the lead managing underwriter(s), if any) to expedite or facilitate the disposition of such Registrable Shares;

(k) use its commercially reasonable efforts to obtain for delivery to the lead underwriter, if any, an opinion or opinions from counsel for the Company dated the effective date of the Registration Statement or, in the event of an Underwritten Offering, the date of the closing under the underwriting agreement, in form and substance as is customarily given to underwriters in an underwritten secondary public offering;

(l) in the case of an Underwritten Offering, use its commercially reasonable efforts to obtain for delivery to the Company and the lead underwriter, if any, a “comfort” letter from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants in an underwritten secondary public offering and, to the extent reasonably required, a similar “comfort” letter relating to any financial statements of any other entity included in such registration statement;

(m) cooperate with each participating Stockholder and the underwriters, if any, of such Registrable Shares and their respective counsel in connection with any filings required to be made with FINRA or any registrations or approvals required by any other governmental agency or authority as may be reasonably necessary to enable the participating Stockholder thereof to consummate the disposition of such Registrable Shares;

(n) use its commercially reasonable efforts to cause all Registrable Shares covered by the applicable Registration Statement to be listed or quoted on a national securities exchange or trading system and each securities exchange and trading system, if any, on which similar securities issued by the Company are then listed;

(o) cooperate with the participating Stockholders and the underwriters, if any, to facilitate the timely preparation and delivery of certificates, with requisite CUSIP numbers, representing Registrable Shares to be sold and not bearing any restrictive legends;

(p) in the case of a Marketed Underwritten Offering, have appropriate officers of the Company prepare presentations and ensure that two (2) senior officers of the Company who are reasonably acceptable to the participating Stockholders (A) reasonably participate in good faith in the customary “road show” presentations and other customary marketing efforts, including analyst and rating agency presentations, that may be reasonably requested by the lead underwriter or underwriters in any such Marketed Underwritten Offering, and (B) take such actions as the lead underwriter or underwriters or the participating Stockholders may reasonably request in order to expedite or facilitate the sale of Registrable Shares;

(q) use its commercially reasonable efforts to procure the cooperation of the Company’s transfer agent in settling any offering or sale of Registrable Shares, including with respect to the transfer of physical security instruments into book-entry form in accordance with any procedures reasonably requested by the participating Stockholders or any lead underwriter or underwriters; and

(r) (A) make available for inspection by the participating Stockholders, lead underwriter or underwriters, if any, and any attorneys or accountants retained by the lead underwriter or underwriters, at the offices where normally kept, during reasonable business hours, financial and other records and pertinent corporate documents of the Company as shall be reasonably necessary to enable them to exercise their due diligence responsibility, (B) cause the officers, directors and employees of the Company to supply all information in each case reasonably requested by any such representative, lead underwriter, attorney or accountant in connection with such Registration Statement, and (C) make the Company’s independent certified public accountants (and independent certified public accountants for any other entity for which financial statements are included in such registration statement) available for any such lead underwriter’s or underwriters’ due diligence if so requested by counsel to the Underwriters; provided, however, that the Company shall not be required to provide any information pursuant to this section if (1) the Company believes in good faith based on the advice of counsel that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information, (2) the Company has requested and been granted from the SEC confidential treatment of such information or (3) any such information is identified by the Company as being confidential or proprietary, unless, with respect to clause (2) or (3) of this sentence, each Person receiving such information shall take such actions as are reasonably necessary to protect the confidentiality of such information and shall sign customary confidentiality agreements reasonably requested by the Company prior to the receipt of such information; and provided, further that, the foregoing inspection and information gathering shall be conducted in such a way as not to materially disrupt the Company’s conduct of its business, and such inspection and information gathering shall, to the greatest extent possible, be coordinated on behalf of the parties entitled thereto by one counsel designated by and on behalf of such parties.

Section 5.11 Right to Defer Registration.

(a) Notwithstanding anything to the contrary contained in this Agreement, the Company shall be entitled, from time to time, by providing prior written notice to the Stockholders, to require the Stockholders to suspend the use of the Shelf Registration Statement and the prospectus included therein for resales of Registrable Shares pursuant to Section 5.1 or Section 5.2 or to postpone the filing or suspend the use of any Registration Statement pursuant to Section 5.1, Section 5.2 or Section 5.7 for a reasonable period of time not to exceed forty-five (45) consecutive days (a “Black-Out Period”) if the chief executive officer or chief financial officer of the Company determines in his or her good faith judgment that it would be materially detrimental to the Company and/or its securityholders not to defer the filing, or not to suspend the use by the Stockholders, of a Registration Statement or prospectus by reason of: (A) the Company being in possession of material non-public information, so long as the chief executive officer or chief financial officer of the Company determines in good faith that the disclosure of such information during the period specified in such notice would be required to be disclosed and that such disclosure would be materially detrimental to the Company and/or its securityholders, or (B) a contemplated financing, offering or sale of any class of securities by the Company, acquisition, disposition, corporate reorganization, merger, or other similar transaction or other material event or circumstance affecting the Company or its securities, so long as the chief executive officer or chief financial officer of the Company determines in good faith that the disclosure of such transaction, event or circumstance at such time would be required to be disclosed and that such disclosure would be materially detrimental to the Company and/or its securityholders; provided, that the Company shall not be permitted to (x) require the Stockholders to suspend the use of such prospectus or (y) postpone the filing, or suspend the use, of such Registration Statement pursuant to this Section 5.11, more than twice in any twelve (12) month period. If, for any reason, the Company files a Registration Statement or commences an Underwritten Offering (on behalf of a holder of Common Stock) during the Black-Out Period, (1) the Black-Out Period shall immediately cease and no Black-Out Period shall be re-instituted for so long as another holder of Common Stock is permitted to sell shares of Common Stock under such Registration Statement or such Underwritten Offering is ongoing, (2) the Stockholders shall be permitted to resume the use of any effective Shelf Registration Statement for resales of Registrable Shares or to recommence an Underwritten Offering pursuant to a Demand Registration, (3) the obligation of the Company to file a Shelf Registration Statement pursuant to Section 5.1(a), or to effect any Underwritten Offering pursuant to Section 5.1(b), or any Demand Registration pursuant to Section 5.2(a), shall immediately recommence, and (4) the Stockholders shall be permitted to participate pursuant to Section 5.7 in a new Registration Statement filed by the Company during the Black-Out Period pursuant to Section 5.7 for the offering of Common Stock for the account of any holder of shares of Common Stock (other than the Stockholders). Notwithstanding anything to the contrary contained herein, if a Stockholder determines to rescind any prior Underwritten Offering Request or Demand Notice following receipt of a notice from the Company pursuant to this Section 5.7, then such Stockholder may, at its election, give written notice of such election to the Company; provided, however, that such rescinded Underwritten Offering Request or Demand Notice shall not be counted as an Underwritten Offering Request or Demand Notice for purposes of the limits in Section 5.1(b) and Section 5.2(a), respectively.

(b) In the event of any suspension pursuant to this Section 5.11, the Company shall use its commercially reasonable efforts to keep the Stockholders apprised of the estimated length of the anticipated delay and such information shall be kept confidential and used by the Stockholders solely for purposes of planning in connection with the exercise of their rights hereunder. The Company will notify the Stockholders promptly upon the termination of the Black-Out Period. Upon notice by the Company to the Stockholders of any determination to commence a Black-Out Period, the Stockholders shall, except as required by applicable Law, including any disclosure obligations under Section 13 of the Exchange Act, keep the fact of any such Black-Out Period strictly confidential, and during any Black-Out Period, promptly halt any offer, sale, trading or transfer of any shares of Common Stock for the duration of the Black-Out Period under the applicable Registration Statement or Shelf Registration Statement until the Company has provided notice to the Stockholders that the Black-Out Period has been terminated or it has otherwise terminated as set forth in Section 5.11(a).

(c) After the expiration of any Black-Out Period and without any further request from any Stockholder, the Company shall as promptly as reasonably practicable prepare a Registration Statement or post-effective amendment or supplement to the applicable Shelf Registration Statement or prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Shares included therein, the prospectus will not include an untrue statement of material fact or omit to statement any material fact necessary to make the statements therein, in the case of any prospectus, in light of the circumstances under which they were made, not misleading or be not effective and useable for resale of Registrable Shares.

Section 5.12 Obligations of the Stockholders.

(a) Each Stockholder shall furnish to the Company such information regarding such Stockholder and its partners and members, and the distribution proposed by such Stockholder, as the Company may reasonably request and as shall be reasonably requested in connection with any registration, qualification or compliance referred to in this Article V.

(b) In the event that, either immediately prior to or subsequent to the effectiveness of any Registration Statement, any Stockholder shall distribute Registrable Shares to its stockholders, partners or members, such Stockholder shall so advise the Company and provide such information as shall be necessary or advisable to permit an amendment to such Registration Statement or supplement to any prospectus to provide information with respect to such stockholders, partners or members, in their capacity as selling security holders. As soon as reasonably practicable following receipt of such information, the Company shall file an appropriate amendment to such Registration Statement or supplement to any prospectus reflecting the information so provided. Any incremental expense to the Company resulting from such amendment shall be borne by such Stockholder.

Section 5.13 No Grants of Other Registration Rights. The Company shall not grant any demand, piggyback or shelf registration rights the terms of which are senior to or conflict with the rights granted to the holders or Registrable Shares hereunder to any other Person without the prior written consent of the Stockholder.

ARTICLE VI

INDEMNIFICATION & CONTRIBUTION

Section 6.1 Indemnification; Contribution.

(a) The Company shall, and it hereby agrees to, indemnify and hold harmless each Stockholder (which, for purposes of this Article VI, shall be deemed to include each holder of Registrable Shares) and its controlled Affiliates and their respective directors, officers, members, employees, managers, partners, accountants, attorneys and agents and each Person who controls (within the meaning of the Securities Act and the Exchange Act) such Persons, in any offering or sale of the Registrable Shares, from and against any losses, claims, damages or liabilities, actions or proceedings (whether commenced or threatened) in respect thereof and expenses (including reasonable fees of counsel) (collectively, “Claims”) to which each such indemnified party may become subject, insofar as such Claims (including any amounts paid in settlement effected with the consent of the Company as provided herein), or actions or proceedings in respect thereof, arise out of or are based upon (i) an untrue or alleged untrue statement of a material fact in any registration statement used to register Registrable Shares pursuant to this Agreement or any amendment thereof or supplement thereto, or any document incorporated by reference therein, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) any untrue or alleged untrue statement of a material fact in any prospectus or preliminary prospectus used to register Registrable Shares pursuant to this Agreement or any amendment thereof or supplement thereto, or any document incorporated by reference therein, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Company shall, and it hereby agrees to, reimburse periodically the indemnified person for any legal or other out-of-pocket expenses reasonably incurred by them in connection with investigating or defending any such Claims; provided, however, that the Company shall not be liable to any such Person in any such case only to the extent that any such Claims arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, or preliminary or final prospectus, or amendment or supplement thereto, made in reliance upon and in conformity with written information furnished to the Company by the Stockholder Group expressly for use therein. The members of the Stockholder Group shall, and hereby agree, severally and not jointly, to (i) indemnify and hold harmless the Company, its directors, officers, employees and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Persons, if any, in any offering or sale of Registrable Shares, against any Claims to which each such indemnified party may become subject, insofar as such Claims (including any amounts paid in settlement as provided herein), or actions or proceedings in respect thereof, arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact in any registration statement used to register Registrable Shares pursuant to this Agreement or any amendment thereof or supplement thereto, or any document incorporated by reference therein, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) any untrue or alleged untrue statement of a material fact in any prospectus or preliminary prospectus used to register Registrable Shares pursuant to this Agreement or any amendment thereof or supplement thereto, or any document incorporated by reference therein, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by the Stockholder Group expressly for use therein, and (ii) reimburse the Company for any legal or other out-of-pocket expenses reasonably incurred by the Company in connection with investigating or defending any such Claim. Notwithstanding the foregoing, no member of the Stockholder Group shall be liable under this Section 6.1(a) for amounts in excess of the proceeds (net of underwriting discounts and commissions) received by such holder in the offering giving rise to such liability.

(b) Promptly after receipt by an indemnified party under Section 6.1(a) or Section 6.1(b) of written notice of the commencement of any action or proceeding for which indemnification under Section 6.1(a) or Section 6.1(b) may be requested, such indemnified party shall notify such indemnifying party in writing of the commencement of such action or proceeding; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party in respect of such action or proceeding hereunder unless the indemnifying party was materially prejudiced by such failure of the indemnified party to give such notice, and in no event shall such omission relieve the indemnifying party from any other liability it may have to such indemnified party. In case any such action or proceeding shall be brought against any indemnified party and it shall notify an indemnifying party of the commencement thereof, such indemnifying party shall be entitled to participate therein and, to the extent that it shall determine, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party shall not be liable to such indemnified party for any legal or any other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the indemnifying party fails to take reasonable steps necessary to defend diligently the action or proceeding within 20 days after receiving notice from such indemnified party that the indemnified party believes it has failed to do so; (ii) if such indemnified party who is a defendant in any action or proceeding which is also brought against the indemnifying party reasonably shall have concluded that there may be one or more legal defenses available to such indemnified party which are not available to the indemnifying party; or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct, then, in any such case, the indemnified party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all indemnified parties in each jurisdiction) and the indemnifying party shall be liable for any expenses therefor (including, without limitation, any such reasonable counsel’s fees). If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one counsel for each indemnified party with respect to such claim. The indemnifying party will not be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld or delayed. No indemnifying party shall, without the prior written consent of the indemnified party, compromise or consent to entry of any judgment or enter into any settlement agreement with respect to any action or proceeding in respect of which indemnification is sought under Section 6.1(a) or Section 6.1(b) (whether or not the indemnified party is an actual or potential party thereto), unless such compromise, consent or settlement includes an unconditional release of the indemnified party from all liability in respect of such claim or litigation, does not subject the indemnified party to any material injunctive relief or other material equitable remedy and does not include a statement or admission of fault, culpability or a failure to act, by or on behalf of the indemnified party.

(c) The members of the Stockholder Group and the Company agree that if, for any reason, the indemnification provisions contemplated by Sections 6.1(a) or 6.1(b) hereof are unavailable to or are insufficient to hold harmless an indemnified party in respect of any Claims referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such Claims in such proportion as is appropriate to reflect the relative fault of, the indemnifying party, on the one hand, and the indemnified party, on the other hand, with respect to such offering of securities. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. If, however, the allocation in the second preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative faults, but also the relative benefits of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 6.1(c) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the preceding sentences of this Section 6.1(c). The amount paid or payable by an indemnified party as a result of the Claims referred to above shall be deemed to include (subject to the limitations set forth in Section 6.1(b) hereof) any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action, proceeding or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, no member of the Stockholder Group shall be required to make a contribution in excess of the amount received by such person from the sale of its Registrable Shares in connection with the offering that gave rise to the contribution obligation.

ARTICLE VII

PUBLIC ANNOUNCEMENTS

Section 7.1 Publicity. To the extent any public announcement by the Company is in respect of the matters governed by this Agreement, the Company will use reasonable best efforts to consult with the Stockholder prior to such announcement (except to the extent such information is consistent with prior public disclosure or is otherwise in the public domain).

ARTICLE VIII

CHANGE OF CONTROL

Section 8.1 Change of Control Transaction. Without the approval of a majority of the Independent Directors, no member of the Stockholder Group, KKR, the KKR Investors, General Atlantic or the GA Investors shall enter into or affirmatively support (including by agreeing to vote shares of Common Stock in favor of) any transaction resulting in a Change of Control in which any member of the Stockholder Group receives per share consideration in its capacity as a holder of Common Stock of the Company in excess of that to be received by other holders of Common Stock of the Company.

ARTICLE IX

TERM

Section 9.1 Term. This Agreement will be effective as of the date hereof and, except as otherwise set forth herein, will continue in effect thereafter until the earliest of (a) the date on which the Stockholder Group no longer Beneficially Owns shares of Common Stock or (b) its termination by the consent of all parties hereto or their respective successors-in-interest. Notwithstanding any termination or expiration of this Agreement, the provisions set forth in Article VI (Indemnification & Contribution), Article X (Miscellaneous) and in this Article IX (Term) shall survive such termination, and the provisions set forth in Article V (Registration Rights) shall survive such termination until the first date on which there are no Registrable Shares outstanding.

ARTICLE X

MISCELLANEOUS

Section 10.1 Injunctive Relief. Each party hereto acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Agreement and that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, agrees that each other party shall, in addition to any other rights or remedies which it may have, be entitled to seek such equitable and injunctive relief as may be available from any court of competent jurisdiction to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any action or proceeding for injunctive relief, each party hereto hereby waives the claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by law, to have each provision of this Agreement specifically enforced against it, without the necessity of posting bond or other security against it, and consents to the entry of injunctive relief against it enjoining or restraining any breach or threatened breach of such provisions of this Agreement.

Section 10.2 Successors and Assigns. This Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the Company and by the Stockholder and the members of the Stockholder Group and their respective successors and permitted assigns, and no such term or provision is for the benefit of, or intended to create any obligations to, any other Person, except (i) that the Persons indemnified under Article VI are intended third party beneficiaries of Article VI, (ii) that Non-Liable Persons are intended third party beneficiaries of Section 10.12 and (iii) as otherwise specifically provided in this Agreement. Neither this Agreement nor any rights or obligations hereunder shall be assignable without the consent of the other party other than in connection with a Distribution.

Section 10.3 Amendments; Waiver. This Agreement may be amended only by an agreement in writing executed by the parties hereto. Either party may waive in whole or in part any benefit or right provided to it under this Agreement, such waiver being effective only if contained in a writing executed by the waiving party. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 10.4 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in accordance with the following clauses (i) and (ii): (i) by email to the parties at the following email addresses (or at such other email address for a party as shall be specified by like notice) and (ii) by email and hand delivery to the parties’ counsel at the following email addresses and street addresses (or at such other email address or street address for a party’s counsel as shall be specified by like notice):

If to KKR:

Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

Attention: David Kerko

Fax: 650-233-6584

Email: david.kerko@kkr.com

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Marni Lerner

Fax: 212-455-2502

Email: mlerner@stblaw.com

If to General Atlantic:

c/o General Atlantic Service Company, LLC

Park Avenue Plaza

55 East 52nd Street

32nd Floor

New York, NY 10055

Attention: David Rosenstein

Fax: 917-206-1944

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Neil Goldman

Fax: 212-492-0176

Email: ngoldman@paulweiss.com

If to the Stockholder:

Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

Attention: David Kerko

Fax: 650-233-6584

Email: david.kerko@kkr.com

and

c/o General Atlantic Service Company, LLC

Park Avenue Plaza

55 East 52nd Street

32nd Floor

New York, NY 10055

Attention: David Rosenstein

Fax: 917-206-1944

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Marni Lerner

Fax: 212-455-2502

Email: mlerner@stblaw.com

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Neil Goldman

Fax: 212-492-0176

Email: ngoldman@paulweiss.com

If to the Company:

Engility Holdings, Inc.

3750 Centerview Drive

Chantilly, Virginia 20151

Attention: Thomas O. Miiller

Fax: (703) 708-5703

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Frederick Green; Jaclyn L. Cohen

Fax: (212) 310-8007

and

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

Attention: Ryan D. Thomas

Fax: 615-742-2778

or to such other address, facsimile number or telephone as either party may, from time to time, designate in a written notice given in a like manner.

Section 10.5 Governing Law; Consent to Jurisdiction; Venue.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, to the extent such court declines to accept jurisdiction over a particular matter, any Delaware state or federal court within the State of Delaware) (such courts collectively, the “Delaware Courts”) in the event any dispute arises out of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any claim or action relating to the Agreement in any court other than the Delaware Courts, (iv) agrees that each of the other parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by the Delaware Courts, (v) expressly and irrevocably waives (and agrees not to plead or claim) any objection to the laying of venue of any action arising out of the Agreement in the Delaware Courts or that any such action brought in any such court has been brought in an inconvenient forum, and (vi) consents to service of process in the manner set forth in Section 10.4. Each of parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 10.6 Headings. The descriptive headings of the several sections in this Agreement are for convenience only and do not constitute a part of this Agreement and shall not be deemed to limit or affect in any way the meaning or interpretation of this Agreement.

Section 10.7 Integration. This Agreement and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to its subject matter. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter.

Section 10.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 10.9 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 10.10 WAIVER OF RIGHT TO JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THE AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION.

Section 10.11 Outside Activities.

(a) Subject to subsections (c) and (d) below, the Stockholder Group, General Atlantic, any GA Investor, KKR, any KKR Investor and any of their respective Affiliates may engage in or possess any interest in other investments, business ventures or Persons of any nature or description, independently or with others, similar or dissimilar to, or that competes with, the investments or business of the Company or any of its Subsidiaries, and may provide advice and other assistance to any such investment, business venture or Person (such activities, the “Competitive Activities”).

(b) The Company shall have no rights by virtue of this Agreement in and to such investments, business ventures or Persons or the income or profits derived therefrom.

(c) The pursuit of any Competitive Activities, even if competitive with the business of the Company or any of its Subsidiaries, shall not be deemed wrongful or improper and shall not constitute a conflict of interest or breach of fiduciary or other duty in respect of the Company, its Subsidiaries or the Investors. None of the Stockholder Group, General Atlantic, the GA Investors, KKR, the KKR Investors or any of their respective Affiliates shall be obligated to present any particular investment or business opportunity to the Company even if such opportunity is of a character that, if presented to the Company, could be pursued by the Company, and each of the Stockholder Group, General Atlantic, the GA Investors, KKR, the KKR Investors and any of their respective Affiliates shall have the right to pursue for its own account (individually or as a partner or a fiduciary) or to recommend to any other Person any such investment opportunity; provided, that a Stockholder Director who is offered an investment or business opportunity in his or her capacity as a member of the Board shall be obligated to communicate such opportunity to the Company, in which case the Stockholder Group, General Atlantic, the GA Investors, KKR, the KKR Investors and their respective Affiliates, respectively, shall not be permitted to pursue such opportunity unless the Board determines not to do so.

(d) Notwithstanding the foregoing, none of the Stockholder Group, General Atlantic, the GA Investors, KKR, the KKR Investors or any of their respective Affiliates may use any confidential information regarding the Company in connection with any Competitive Activities. Notwithstanding the foregoing or anything to the contrary herein, the Company acknowledges that certain industry knowledge may be acquired by the Stockholder Group, General Atlantic, the GA Investors, KKR, the KKR Investors and their respective representatives in connection with their access to confidential information that cannot be separated from their overall knowledge and the Company acknowledges and agrees this knowledge shall be permitted to be used in the ordinary course of business of the Stockholder Group, General Atlantic, the GA Investors, KKR, the KKR Investors and their respective representatives.

Section 10.12 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that any party hereto may be a partnership or limited liability company, each party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the named parties hereto shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or in respect of any oral representations made or alleged to be made in connection herewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of the Stockholder or any Investor (or any of their heirs, successors or permitted assigns), or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing Persons, but in each case not including the named parties hereto (each, a “Non-Liable Person”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such party against any Non-Liable Person, by the enforcement of any assignment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Liable Person, as such, for any obligations of the applicable party under this Agreement or the transactions contemplated hereby, in respect of any oral representations made or alleged to have been made in connection herewith or therewith or for any claim (whether in tort, contract or otherwise) based on, in respect of or by reason of, such obligations or their creation. The parties acknowledge and agree that notwithstanding anything to the contrary contained in this Agreement, the representations, warranties, covenants and other agreements of the Stockholder (including, following any Distribution, any Investor that becomes a party to this Agreement in accordance with its terms), KKR, General Atlantic or any Investor shall be several and not joint representations, warranties, covenants and agreements, as applicable, of the Stockholder, KKR, General Atlantic or such Investor, as applicable.

Section 10.13 No Adverse Actions. Until such time as the Stockholder, the KKR Investors, or the GA Investors no longer have the right to designate, or cause the Stockholder to designate, as applicable, a Stockholder Nominee for nomination to the Board pursuant to Section 3.4, without the prior written consent of (i) the Stockholder (but only if the Stockholder has the right to designate a Stockholder Nominee for nomination to the Board pursuant to Section 3.4), or (ii) after a Distribution, (x) the KKR Investors (but only if the KKR Investors have the right to designate a Stockholder Nominee for nomination to the Board pursuant to Section 3.4) and (y) the GA Investors (but only if the GA Investors have the right to designate a Stockholder Nominee for nomination to the Board pursuant to Section 3.4), except as required by applicable law, the Company shall not take any action to cause the amendment of its Charter or Bylaws such that any of the rights provided to the Stockholder, KKR, the KKR Investors, General Atlantic or the GA Investors under this Agreement would be adversely effected. In the event that any action that would violate the foregoing sentence becomes the subject of a stockholder vote, the provisions of Section 3.3 shall not apply to such matter and the Stockholder shall be entitled to vote all of its shares of Common Stock in its discretion with respect to such matter.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth at the head of this Agreement.

ENGILITY HOLDINGS, INC.

By:
Name:
Title:

BIRCH PARTNERS, LP
By:	Birch GP, LLC, its general partner

By:
Name:
Title:

By:
Name:
Title:

FOR PURPOSES OF SECTIONS 2.2, 2.3, 3.1, 3.2, 3.4, ARTICLE IV, V, VI, IX AND X ONLY

KKR 2006 FUND L.P.

By:	KKR Associates 2006 L.P., its general
partner

By:	KKR 2006 GP LLC, the general partner of
KKR Associates 2006 L.P.

By:
Name:
Title:

GENERAL ATLANTIC PARTNERS 85, L.P.

By:	General Atlantic GenPar, L.P., its general
partner

By:	General Atlantic LLC, its general partner

By:
Name:
Title:

FOR PURPOSES OF ARTICLE IV ONLY

KKR PARTNERS III, L.P.

By:	KKR III GP LLC, its general partner

By:
Name:
Title:

OPERF CO-INVESTMENT LLC

By:	KKR Associates 2006 L.P., its general
partner

By:	KKR 2006 GP LLC, the general partner of
KKR Associates 2006 L.P.

By:
Name:
Title:

8 NORTH AMERICA INVESTOR L.P.

By:	KKR Associates 8 NA L.P., its general
partner

By:	KKR 8 NA Limited, its general partner

By:
Name:
Title:

GAP COINVESTMENTS III, LLC

By: General Atlantic LLC, its managing member
By:
Name:
Title:

GAP COINVESTMENTS IV, LLC

By: General Atlantic LLC, its managing member

By:
Name:
Title:

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC, its general partner

By:
Name:
Title:

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH, its general
partner

By:
Name:
Title:

ANNEX C

745 Seventh Avenue New York, NY 10019 United States

October 28, 2014

Board of Directors

Engility Holdings, Inc.

3750 Centerview Drive

Chantilly, VA 20151

Members of the Board of Directors:

We understand that Engility Holdings, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with TASC Parent Corporation (“TASC”) pursuant to which, among other things, (i) Toucan Merger Corporation II (“Merger Sub Two”), a wholly owned subsidiary of Toucan Merger Corporation I (“Merger Sub One”) will merge (the “Toucan Merger”) with and into TASC, with TASC as the surviving entity, and each outstanding share of common stock, par value $0.01 per share, of TASC (the “TASC Common Stock”) will be converted into the right to receive one share of common stock, par value $0.01 per share, of Merger Sub One, (ii) the Company will merge (the “East Merger”) with and into New East Holdings, Inc., a wholly owned subsidiary of the Company (“Merger Sub Three”), with Merger Sub Three as the surviving entity (“Holdco”), and each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive one share (the “East Exchange Ratio”) of common stock, par value $0.01 per share, of Holdco (the “Holdco Common Stock”), (iii) Merger Sub One will merge (the “East/Toucan Merger”) with and into East Merger Sub, LLC, a wholly owned subsidiary of Holdco (“Merger Sub Four”), and each outstanding share of common stock, par value $0.01 per share, of Merger Sub One will be converted into the right to receive a number of shares of Holdco Common Stock equal to the East/Toucan Exchange Ratio (as defined below) and (iv) prior to the effective time of the East Merger and the East/Toucan Merger, the Company will pay a special cash dividend in an aggregate amount equal to approximately $206.9 million to its stockholders (the “Special Dividend”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger (the “Agreement”) among the Company, TASC, Merger Sub One, Merger Sub Two, Merger Sub Three and Merger Sub Four. The Agreement provides that the “East/Toucan Exchange Ratio” means (a) 51% multiplied by the quotient of (i) the Fully-Diluted Outstanding Stock (as defined in the Agreement) divided by (ii) 49%; divided by (b) the total number of shares of TASC Common Stock outstanding immediately prior to the effective time of the East/Toucan Merger; provided that if the amount calculated in clause (a) is less than 18,937,564, then clause (a) shall be deemed to be the lesser of (x) 18,937,564 and (y) 51.5% multiplied by the quotient of (i) the Fully Diluted Outstanding Stock divided by (ii) 48.5%. As a result of the Proposed Transaction, TASC will become an indirect wholly owned subsidiary of Holdco. The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion (taking into account the East Exchange Ratio and the Special Dividend) with respect to the fairness, from a financial point of view, to the Company and, accordingly, to the stockholders of the Company, of the East/Toucan Exchange Ratio to be paid by Holdco in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration paid in the Proposed Transaction or otherwise.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of October 28, 2014, and the specific terms of the Proposed Transaction, including a draft of the Form Shareholders Agreement and the proposed terms of the financing to be obtained in connection with the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014 and June 30, 2014; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company; (4) financial and operating information with respect to the business, operations and prospects of TASC furnished to us by TASC, including financial projections of TASC provided by management of the Company, which projections include information regarding the tax attributes including net operating loss carry-forwards (collectively, the “Tax Attributes”) of TASC; (5) financial and operating information with respect to the business, operations and prospects of Holdco after giving effect to the Proposed Transaction and the other transactions contemplated by the Agreement furnished to us by the Company, including financial projections of Holdco prepared by management of the Company, which projections include cost savings, operating synergies, and other strategic benefits expected by the management of the Company to result from a combination of the businesses (collectively, the “Expected Synergies”), and information regarding the Tax Attributes of Holdco; (6) a trading history of the Company Common Stock since July 18, 2012 and a comparison of that trading history with those of other companies that we deemed relevant; (7) a comparison of the historical financial results and present financial condition of the Company and TASC with each other and with those of other companies that we deemed relevant; (8) a comparison of the financial terms of the East/Toucan Merger with the financial terms of certain other recent transactions that we deemed relevant; and (9) the pro forma impact of the Proposed Transaction and the other transactions contemplated by the Agreement on the future financial performance of Holdco. In addition, we have had discussions with the managements of the Company and TASC, respectively, concerning the business, operations, assets, liabilities, financial condition and prospects of the Company, TASC and the combined company and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the managements of the Company and TASC, respectively, that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, TASC and Holdco, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, TASC and Holdco, respectively, and that the Company, TASC and Holdco will perform substantially in accordance with such projections. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates and that the Tax Attributes of Holdco will be available and utilized in accordance with the financial projections of Holdco. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or TASC and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or TASC. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which the Company Common Stock would trade following the announcement, or the Holdco Common Stock would trade following the consummation, of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the Holdco Common Stock to be held by the stockholders of Holdco after the consummation of the Proposed Transaction will be in excess of the market value of the Company Common Stock owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto, and that the parties to the Agreement will perform their respective obligations in accordance with the terms thereof, including that the financing to be obtained in connection with the Proposed Transaction will be consummated and that the Special Dividend will be paid, in each case in accordance with the terms of the Agreement. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We have further assumed, at the direction of the Company, that (i) the East/Toucan Merger will qualify as a “reorganization” within the meaning of Section 368((a) of the Internal Revenue Code (the “Code”) for federal income purposes and (ii) the Toucan Merger, the East Merger and the East/Toucan Merger (the “Mergers”), taken together with the other transactions contemplated by the Agreement and occurring on the Closing Date (as defined in the Agreement) and taking into account the issuance of the maximum number of shares of Company Common Stock issuable following the Closing (as defined in the Agreement) in respect of equity awards outstanding under the Parent Stock Plans (as defined in the Agreement) as of the Closing Date, will not result in an ownership change of TASC within the meaning of Section 382(g) of the Code and (iii) TASC will not have had a cumulative owner shift under Section 382 of the Code of more than 49.1 percentage points during the “testing period” (as defined in Section 382(i) of the Code) ending on the Closing Date after giving effect to the Mergers and the other transactions contemplated by the Agreement and taking into account the issuance of the maximum number of shares of Company Common Stock issuable following the Closing in respect of equity awards outstanding under the Parent Stock Plans as of the Closing Date. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof (taking into account the East Exchange Ratio and the Special Dividend) that, from a financial point of view, the East/Toucan Exchange Ratio to be paid by Holdco in the Proposed Transaction, is fair to the Company and, accordingly, to the stockholders of the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company and TASC in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services for the Company: (i) in January 2014 acted as joint lead arranger and joint bookrunner on the Company’s $150 million incremental pro rata senior secured credit facilities, (ii) in July 2013 acted as joint lead arranger and joint bookrunner on the refinancing of the Company’s $450 million senior secured credit facilities and (iii) served and are currently serving as a lender under the Company’s revolving credit facility. In addition, the Company has requested and one of our affiliates is providing commitments for a portion of the funds necessary to finance the Proposed Transaction, including (i) arranging loans to the Company, the proceeds of which will be used to pay the Special Dividend and to refinance certain indebtedness of the Company, and (ii) arranging loans to, and/or the issuance of debt securities by, TASC, Inc., which following consummation of the Proposed

Transaction and at the time of funding will be an indirect wholly owned subsidiary of Holdco, to refinance the loan to the Company referred to in the preceding clause (i), and we will receive customary fees in connection therewith. In addition, in the past two years, we have performed the following investment banking and financial services for TASC: (i) in May 2014 acted as joint lead arranger and lead left bookrunner on the refinancing of TASC’s $695 million senior secured credit facilities and (ii) served and are currently serving as a lender under the TASC’s revolving credit facility and as the administrative agent on TASC’s senior secured term loan facilities. Moreover, we and our affiliates in the past have provided, currently are providing, or in the future may provide, investment banking and other financial services to Kohlberg Kravis Roberts & Co. LP (“KKR”) and General Atlantic Services Company, LLC (“General Atlantic” and, together with KKR, the “Sponsors”), each a parent company of TASC, and certain of their respective affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services, including (i) having acted or acting as financial advisor to the Sponsors and certain of their respective portfolio companies and affiliates in connection with certain mergers and acquisition transactions, (ii) having acted or acting as arranger, bookrunner and/or lender for the Sponsors and certain of their respective portfolio companies and affiliates in connection with the financing for various acquisition transactions and (iii) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaken by the Sponsors and certain of their respective portfolio companies and affiliates.

Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company or TASC for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the East Merger, the Agreement or any other matter in connection with the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.

BARCLAYS CAPITAL INC.

ANNEX D

October 28, 2014

The Board of Directors

Engility Holdings, Inc.

3750 Centerview Drive

Chantilly, VA 20151

Dear Members of the Board:

We understand that Engility Holdings, Inc., a Delaware corporation (“Parent”), TASC Parent Corporation, a Delaware corporation (the “Company”), Toucan Merger Corporation I, a Delaware corporation (“Merger Sub One”), Toucan Merger Corporation II, a Delaware corporation and wholly owned subsidiary of Merger Sub One, New East Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub Three”), and East Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Merger Sub Three (“Merger Sub Four”), plan to enter into an Agreement and Plan of Merger (the “Agreement”). Pursuant to the Agreement, (A) Parent will merge with and into Merger Sub Three with Merger Sub Three continuing as the surviving company, which surviving company will be known as “Holdco” (the “East Merger”), and each outstanding share of the common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) will be converted into the right to receive one share of the common stock, par value $0.01 per share, of Holdco (“Holdco Common Stock”) (such consideration, the “East Per Share Merger Consideration”), and (B) Merger Sub One will merge with and into Merger Sub Four with Merger Sub Four continuing as the surviving company (the “East/Toucan Merger”), and each outstanding share of the common stock, par value $0.01 per share, of Merger Sub One (“Merger Sub One Common Stock”), other than any shares of Merger Sub One Common Stock to be cancelled in accordance with the Agreement, will be converted into the right to receive the Toucan Per Share Merger Consideration, as such term is defined in the Agreement (the East Merger and the East/Toucan Merger, the “Mergers”). Pursuant to the Agreement, prior to the closing of the East Merger, Parent will pay, the “Pre-East Merger Parent Special Dividend,” as such term is defined in the Agreement, in an aggregate amount equal to $206,892,325, which, at the direction of Parent, we have assumed will be payable pro rata to the holders of record of the shares of Parent Common Stock as described in the Agreement. After giving effect to the East/Toucan Merger, the former stockholders of Parent will own approximately 49% of Holdco, and the former stockholders of the Company will own approximately 51% of Holdco, in each case as may be adjusted as provided in the Agreement such that the former stockholders of Parent will own no less than approximately 48.5% of Holdco. The East Per Share Merger Consideration and the Pre-East Merger Parent Special Dividend are, together, referred to herein as the “Aggregate Consideration.” The terms and conditions of the “Transactions,” as such term is defined in the Agreement, are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, after giving effect to the East/Toucan Merger, to holders of Parent Common Stock of the Aggregate Consideration to be received by such holders in the Transactions.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated October 28, 2014, of the Agreement and certain related documents;

(ii)	Reviewed certain publicly available historical business and financial information relating to Parent, and certain historical business and financial information relating to the Company;

(iii)	Reviewed financial forecasts and other data provided to us by Parent relating to the business of Parent, financial forecasts and other data provided to us by the Company relating to the businesses of the

The Board of Directors

Engility Holdings, Inc.

October 28, 2014

Company, financial forecasts and other data provided to us by Parent relating to the businesses of the Company, and the projected synergies and other benefits and the projected net operating loss carryforwards and other tax assets of the Company (together, the “Tax Assets”) anticipated by Parent to be realized from the Transactions;

(iv)	Held discussions with members of the senior managements of Parent and the Company with respect to the businesses and prospects of Parent and the Company, respectively, and with respect to the projected synergies and other benefits anticipated by management of Parent to be realized from the Transactions, and held discussions with members of the senior management of Parent with respect to the Tax Assets anticipated by the management of Parent to be realized from the Transactions;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of Parent and the Company, respectively;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company;

(vii)	Reviewed historical stock prices and trading volumes of Parent Common Stock;

(viii)	Reviewed the potential pro forma financial impact of the Transactions on the stockholders of Parent based on the financial forecasts referred to above relating to Parent and the Company; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Parent, the Company, any other entity party to the Transactions or concerning the solvency or fair value of Parent, the Company or any other entity party to the Transactions, and we have not been furnished with any such valuation or appraisal. At your direction, for purposes of our analysis, we have utilized the financial forecasts and other data prepared by the management of Parent. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits and Tax Assets anticipated by the management of Parent, we have assumed, with the consent of Parent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Parent and the Company, including with respect to such potential synergies and other benefits and Tax Assets. In addition, we have assumed, with the consent of Parent, that such financial forecasts and projected synergies and other benefits and Tax Assets will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Parent Common Stock or Holdco Common Stock may trade at any time subsequent to the announcement of the Transactions. In connection with our engagement, we were not involved in the negotiation or execution of the Transactions. In addition, our opinion does not address the relative merits of the Transactions as compared to any other transaction or business strategy in which Parent might engage or the merits of the underlying decision by Parent to engage in the Transactions.

In rendering our opinion, we have assumed, with the consent of Parent, that the Transactions will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions, including payment of the Pre-East Merger Parent Special Dividend to the holders of Parent

The Board of Directors

Engility Holdings, Inc.

October 28, 2014

Common Stock. Representatives of Parent have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of Parent, that obtaining the necessary governmental, regulatory or third party approvals for the Transactions will not have an adverse effect on Parent, the Company, any other entity party to the Transactions or the Transactions. We further have assumed, with the consent of Parent, that (i) the East/Toucan Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) (A) the Mergers, taken together with the other transactions contemplated by the Agreement and occurring on the “Closing Date,” as such term is defined in the Agreement, and taking into account the issuance of the maximum number of shares of Parent Common Stock issuable following the “Closing,” as such term is defined in the Agreement, in respect of equity awards outstanding under the Parent Stock Plans as of the Closing Date, will not result in an ownership change of the Company within the meaning of Section 382(g) of the Code and (B) the Company will not have had a cumulative owner shift under Section 382 of the Code of more than 49.1 percentage points during the “testing period” (as defined in Section 382(i) of the Code) ending on the Closing Date after giving effect to the Mergers and the other transactions contemplated by the Agreement and taking into account the issuance of the maximum number of shares of Parent Common Stock issuable following the Closing in respect of equity awards outstanding under the Parent Stock Plans as of the Closing Date. We do not express any opinion as to any tax or other consequences that might result from the Transactions nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Parent obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Aggregate Consideration to the extent expressly specified herein) of the Transactions, including, without limitation, the form or structure of the Transactions or any agreements or arrangements entered into in connection with, or contemplated by, the Transactions, including the “Voting Agreement” and the “Stockholders Agreement” as such terms are defined in the Agreement. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transactions, or class of such persons, relative to the Aggregate Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Board of Directors of Parent in connection with the Transactions and will receive a fee for such services upon the rendering of this opinion, which fee is not contingent upon the closing of the Transactions. We in the past have provided, currently are providing and in the future may provide certain investment banking services to shareholders of the Company and certain of their affiliates, for which we have received and may receive compensation. In addition, in the ordinary course, Lazard and our affiliates and employees may trade securities of Parent for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Parent, the Company and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Parent (in its capacity as such) and our opinion is rendered to the Board of Directors of Parent in connection with its evaluation of the Transactions. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transactions or any matter relating thereto.

The Board of Directors

Engility Holdings, Inc.

October 28, 2014

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Aggregate Consideration to be received by holders of Parent Common Stock in the Transactions, after giving effect to the East/Toucan Merger, is fair, from a financial point of view to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Christopher Harris
Christopher Harris
Managing Director

ANNEX E

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ENGILITY HOLDINGS, INC.

The Certificate of Incorporation of Engility Holdings, Inc. was originally filed with the Secretary of State of the State of Delaware on October 23, 2014 (the “Original Certificate”), under the name New East Holdings, Inc. This Amended and Restated Certificate of Incorporation (this “Certificate of Incorporation”) has been duly adopted in accordance with Sections 242, 245 and 228 of the General Corporation Law of the State of Delaware (the “GCL”). This Certificate of Incorporation amends, restates, and integrates the provisions of the Original Certificate and, upon filing with the Secretary of State of the State of Delaware in accordance with Sections 103, 242 and 245 of the GCL, shall supersede the Original Certificate and shall, as it may thereafter be amended in accordance with its terms and applicable law, be the Amended and Restated Certificate of Incorporation of the Corporation.

FIRST: The name of the corporation is Engility Holdings, Inc. (hereinafter referred to as the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801. The name of the registered agent of the Corporation at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

FOURTH: A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 200,000,000, consisting of 175,000,000 shares of Common Stock, par value one cent ($.01) per share (the “Common Stock”) and 25,000,000 shares of Preferred Stock, par value one cent ($.01) per share (the “Preferred Stock”).

B. The board of directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

C. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law or the Certificate of Incorporation of the Corporation (including any Preferred Stock Designation relating to any series of Preferred Stock)), holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock).

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A. The business and affairs of the Corporation shall be managed by or under the direction of the board of directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

B. The directors of the Corporation need not be elected by written ballot unless the bylaws so provide.

C. Subject to the rights of the holders of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

D. Special meetings of stockholders of the Corporation may be called only by the board of directors acting pursuant to a resolution adopted by a majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

E. An annual meeting of stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as shall be fixed exclusively by resolution of the board of directors.

SIXTH: A. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, and subject to that certain Stockholders Agreement entered into between [—], dated as of [—] (as amended from time to time, the “Stockholders Agreement”), a copy of which will be provided to any stockholder of the Corporation upon request, so long as such agreement remains in effect, the number of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the Whole Board. The directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided into three classes, with the term of office of the first class to expire at the Corporation’s first annual meeting of stockholders, the term of office of the second class to expire at the Corporation’s second annual meeting of stockholders and the term of office of the third class to expire at the Corporation’s third annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders, (i) directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified, and (ii) if authorized by a resolution of the board of directors, directors may be elected to fill any vacancy on the board of directors, regardless of how such vacancy shall have been created. The board of directors may assign members of the board already in office to such classes at the time that the classification of the board becomes effective.

B. A majority of the Whole Board shall constitute a quorum for all purposes at any meeting of the board of directors, and, except as otherwise expressly required by law, all matters shall be determined by the affirmative vote of a majority of the directors present at any meeting at which a quorum is present.

C. Subject to Section 3.4 of the Stockholders Agreement (for so long as the Stockholders Agreement is in effect) and the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, disqualification, removal from office or other cause shall, unless otherwise required by law or by resolution of the board of directors, be filled only by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director (and not by stockholders), and directors so chosen shall serve for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires, with each director to hold office until his or her successor shall have been duly elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

D. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the bylaws of the Corporation.

E. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class.

SEVENTH: Subject to Section 10.13 of the Stockholders Agreement (for so long as the Stockholders Agreement is in effect), the board of directors is expressly empowered to adopt, amend or repeal, in whole or in part, the bylaws of the Corporation. Any adoption, amendment or repeal of the bylaws of the Corporation by the board of directors shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that, notwithstanding any other provision of law which might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of stock of the Corporation required by law, the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to adopt, amend or repeal, in whole or in part, any provision of the bylaws of the Corporation or to adopt any provision inconsistent therewith.

EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

NINTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s Certificate of Incorporation or bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine except as to each of (i) through (iv) above, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article NINTH.

TENTH: The Corporation reserves the right to amend or repeal any provision, in whole or in part, contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this corporation required by law, the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to amend, alter or repeal, in whole or in part, this Article TENTH, Sections C, D or E of Article FIFTH, Article SIXTH, Article SEVENTH or Article EIGHTH, or to adopt any provision inconsistent therewith or herewith.

ELEVENTH. Restrictions on Transfer and Ownership.

A. Purpose. It is in the best interests of the Corporation and its shareholders that certain restrictions on the transfer or other disposition of Corporation Securities (including shares of Common Stock) be established, as more fully set forth in this Article ELEVENTH, as any such transfer or disposition may threaten the preservation of certain tax attributes.

B. Definitions. As used in this Article ELEVENTH, the following capitalized terms shall have the following respective meanings (and any references to any portions of Treasury Regulation Section 1.382-2T shall include any successor provisions):

“Acquire” means the acquisition, directly or indirectly, of ownership of Corporation Securities by any means, including, without limitation, (i) the exercise of any rights under any option, warrant, convertible security, pledge or other security interest or similar right to acquire Corporation Securities, (ii) the entering into of any swap, hedge or other arrangement that results in the acquisition of any of the economic benefits of ownership of Corporation Securities, or (iii) any other acquisition or transaction treated under Section 382 of the Code as a direct or indirect acquisition (including the direct or indirect acquisition of an ownership interest in a Substantial Holder) of ownership of such Corporation Securities. The terms “Acquires” and “Acquisition” shall have the same meaning, mutatis mutandis.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Corporation Securities” means (i) shares of Common Stock, (ii) any other interests that would be treated as “stock” of the Corporation pursuant to Treasury Regulation Section 1.382-2T(f)(18), and (iii) warrants, rights or options (including within the meaning of Treasury Regulation Section 1.382-4(d)(9)) to purchase Corporation Securities.

“Disposition” means, with respect to any Person other than the Corporation, the sale, transfer, exchange, assignment, liquidation, conveyance, pledge, abandonment, or other disposition or transaction treated under Section 382 of the Code as a direct or indirect disposition or transfer (including the disposition of an ownership interest in a Substantial Holder). A “Disposition” also shall include the creation or grant of an option (including an option within the meaning of Treasury Regulation Section 1.382-4(d)(9)).

“Effective Date” means the effective time of this Certificate of Incorporation.

“Board” means the board of directors of the Corporation.

“Percentage Stock Ownership” means percentage stock ownership as determined in accordance with Treasury Regulation Section 1.382-2T(g), (h) (without regard to the rule that treats stock of an entity as to which the constructive ownership rules apply as no longer owned by that entity), (j) and (k).

“Person” means an individual, corporation, estate, trust, association, limited liability company, partnership, joint venture or similar organization or “entity” within the meaning of Treasury Regulation Section 1.382-3 (including, without limitation, any group of Persons treated as a single entity under such regulation); provided, however, that a Person shall not mean a Public Group.

“Public Group” has the meaning set forth in Treasury Regulation Section 1.382-2T(f)(13).

“Substantial Holder” means a Person (including, without limitation, any group of Persons treated as a single “entity” within the meaning of Treasury Regulation Section 1.382-3) holding, owning, or having any right in Corporation Securities, whether as of the Effective Date or thereafter, representing a Percentage Stock Ownership (including indirect and constructive ownership, as determined under applicable Treasury Regulations) in the Corporation of at least 4.9%.

“Tax Benefits” means the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any “net unrealized built-in loss” within the meaning of Section 382 of the Code, of the Corporation or any direct or indirect subsidiary thereof.

“Transfer” means any direct or indirect Acquisition or Disposition of Corporation Securities.

“Treasury Regulation” means any Treasury regulation, in effect from time to time, promulgated under the Code.

C. Ownership Limitations.

(1) From and after the Effective Date, no Person shall be permitted to make a Transfer, whether in a single transaction (with any transactions occurring on the same day being treated as a single transaction) or series of related transactions, and any such purported Transfer will be void ab initio, (a) to the extent that after giving effect to such purported Transfer (i) the purported transferee or any other Person by reason of the purported transferee’s Acquisition would become a Substantial Holder, or (ii) the Percentage Stock Ownership of a Person that, prior to giving effect to the purported Transfer (or any series of Transfers of which such Transfer is a part), is a Substantial Holder would be increased, or (b) if the purported transferor is a Substantial Holder before giving effect to such purported Transfer (any such purported transfer described in clause (a) or (b), a “Prohibited Transfer”).

(2) The restrictions set forth in Section C(1) of this Article ELEVENTH shall not apply to a proposed Transfer if (a) the transfer restrictions are waived in accordance with Article IV of the Stockholders Agreement or such Transfer is permitted pursuant to Article IV of the Stockholders Agreement or (b) the transferor or the transferee obtains approval of the proposed Transfer from a majority of the Board (at a meeting of the Board or by written consent of the Board). When a Person being granted a waiver pursuant to Section C(2)(b) of this Article ELEVENTH is a member of the Stockholder Group (as defined in the Stockholders Agreement), any Investor (as defined in the Stockholders Agreement), or any Partner (as defined in the Stockholders Agreement), references in this Article ELEVENTH to “the Board” should be read to refer to a committee of the Board consisting solely of Independent Directors (as defined in the Stockholders Agreement). As a condition to granting its consent pursuant to Section C(2)(b) of this Article ELEVENTH, to the fullest extent permitted by law, the Board may, in its sole discretion, require and/or obtain (at the expense of the transferor and/or transferee) such representations from the transferor and/or transferee, such opinions of counsel to be rendered by counsel selected by (or acceptable to) the Board, and such other advice, in each case as to such matters as the Board determines in its sole discretion is appropriate.

D. Treatment of Excess Securities.

(1) To the fullest extent permitted by law, no employee or agent of the Corporation shall record any Prohibited Transfer, and the purported transferee of a Prohibited Transfer (the “Purported Transferee”) shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the Corporation Securities that are the subject of the Prohibited Transfer (the “Excess Securities”). Until the Excess Securities are acquired by another Person in a Transfer that is not a Prohibited Transfer, the Purported Transferee shall not, to the fullest extent of the law, be entitled with respect to such Excess Securities to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof. Once the Excess Securities have been acquired in a Transfer that is in accordance with this Section D of this Article ELEVENTH and is not a Prohibited Transfer, such Corporation Securities shall cease to be Excess Securities. For this purpose, any Transfer of Excess Securities not in accordance with the provisions of this Section D of this Article ELEVENTH shall also be a Prohibited Transfer.

(a) To the fullest extent of the law, the Corporation may require as a condition to the registration of the Transfer of any Corporation Securities or the payment of any dividend or distribution on any Corporation Securities (in each case, other than any Corporation Securities that are subject to a Transfer pursuant to a waiver of the transfer restrictions in accordance with Article IV of the Stockholders Agreement or that are otherwise subject to such transfer restrictions) that the proposed Transferee or payee furnish to the Corporation all information, to the fullest extent of the law, reasonably requested by the Corporation with respect to all the direct or indirect ownership interests in such Corporation Securities. The Corporation may make such arrangements or issue such instructions to its stock transfer agent as may be determined by the Board to be necessary or advisable to implement this Section D of this Article ELEVENTH, including, without limitation, authorizing such transfer agent to require an affidavit from a Purported Transferee regarding such Person’s actual and constructive ownership of stock and other evidence that a Transfer will not be prohibited by this Article ELEVENTH as a condition to registering any transfer.

(2) If the Board determines that a Prohibited Transfer has occurred, the Prohibited Transfer and, if applicable, the registration of such Prohibited Transfer, shall be void ab initio and have no legal effect and, upon written demand by the Corporation, the Purported Transferee, to the fullest extent of the law, shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee’s possession or control, together with any dividends or other distributions that were received by the Purported Transferee from the Corporation with respect to the Excess Securities (the “Prohibited Distributions”), to an agent designated by the Board (the “Agent”).

(a) In the case of a Prohibited Transfer described in Section C(1)(a) of this Article ELEVENTH, the Agent shall thereupon identify and sell to a buyer or buyers, the Excess Securities transferred to it in one or more arm’s-length transactions (including over a national securities exchange on which the Corporation Securities may be traded, if possible); provided, however, that the Agent, in its sole discretion, shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent’s discretion, such sale or sales would disrupt the market for the Corporation Securities or otherwise would adversely affect the value of the Corporation Securities; provided further that any such sale must not constitute a Prohibited Transfer. If the Purported Transferee has resold the Excess Securities before receiving the Corporation’s demand to surrender the Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required, to the fullest extent of the law, to transfer to the Agent any Prohibited Distributions and the proceeds of such sale, except to the extent the Corporation grants written permission to the Purported Transferee to retain a portion of such sale proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Section D(3) of this Article ELEVENTH if the Agent, rather than the Purported Transferee, had resold the Excess Securities; or

(b) In the case of a Prohibited Transfer described in Section C(1)(b) of this Article ELEVENTH, the purported transferor of Excess Securities in such Prohibited Transfer (the “Purported Transferor”) shall, to the fullest extent permitted by law, deliver to the Agent the sale proceeds from the Prohibited Transfer (in the form received, i.e., whether in cash or other property), and the Agent shall thereupon identify and sell any non-cash consideration to a buyer or buyers in one or more arm’s-length transactions (including over a national securities exchange, if possible). If the Purported Transferee is determinable (other than with respect to a transaction entered into through the facilities of a national securities exchange), the Agent shall, to the extent possible, return the Prohibited Distributions to the Purported Transferor, and shall reimburse the Purported Transferee from the sale proceeds received from the Purported Transferor (or the proceeds from the disposition of any non-cash consideration) for the cost (to the Purported Transferee) of any Excess Securities returned in accordance with Section D(3) of this Article ELEVENTH. If the Purported Transferee is not determinable, or to the extent the Excess Securities have been resold and thus cannot be returned to the Purported Transferor, the Agent shall use the proceeds to acquire on behalf of the Purported Transferor, in one or more arm’s-length transactions (including over a national securities exchange on which the Corporation Securities may be traded, if possible), an equal amount of Corporation Securities in replacement of the Excess Securities sold; provided, however, that, to the extent the amount of proceeds is not sufficient to fund the purchase price of such Corporation Securities and the Agent’s costs and expenses (as described in Section D(3) of this Article ELEVENTH), the Purported Transferor shall promptly, to the fullest extent permitted by law, fund such amounts upon demand by the Agent.

(3) Except for Prohibited Distributions that are to be returned to the Purported Transferor in accordance with Section D(2)(b) of this Article ELEVENTH, the Agent shall apply any proceeds or any other amounts received by it by and in accordance with Section D of this Article ELEVENTH as follows:

(a) first, such amounts shall be paid to the Agent to the extent necessary to cover its costs and expenses incurred in connection with its duties hereunder;

(b) second, any remaining amounts shall be paid to the Purported Transferee, up to the amount paid by the Purported Transferee for the Excess Securities (or the fair market value at the time of the Transfer, in the event the purported Transfer of the Excess Securities was, in whole or in part, a gift, inheritance or similar Transfer); and

(c) third, any remaining amounts, subject to the limitations imposed by the following proviso, shall be paid to one or more organizations qualifying under Section 501(c)(3) of the Code (or any comparable successor provision) (“Section 501(c)(3)”) selected by the Board; provided, however, that if the Excess Securities (including any Excess Securities arising from a previous Prohibited Transfer not sold by the Agent in a prior sale or sales) represent a 4.9% or greater Percentage Stock Ownership interest in the Corporation, then such remaining amounts shall be paid to two or more organizations qualifying under Section 501(c)(3) selected by the Board, such that no organization qualifying under Section 501(c)(3) shall possess Percentage Stock Ownership in the Corporation of [4.8]% or more.

(d) To the fullest extent permitted by law, the recourse of any Purported Transferee in respect of any Prohibited Transfer shall be limited to the amount payable to the Purported Transferee pursuant to clause (b) above. Except to the extent used to cover costs and expenses incurred by the Agent in performing its duties hereunder, in no event shall the proceeds of any sale of Excess Securities pursuant to this Part D inure to the benefit of the Corporation.

(4) If the Purported Transferee or the Purported Transferor fails to surrender the Excess Securities (as applicable) or the proceeds of a sale thereof to the Agent within thirty (30) days from the date on which the Corporation makes a demand pursuant to Section D(2) of this Article ELEVENTH, then the Corporation shall use its best efforts to enforce the provisions hereof, which may include the institution of legal proceedings to compel the surrender. Nothing in this Section D(4) of this Article ELEVENTH shall (a) be deemed inconsistent with any Transfer of the Excess Securities provided in this Article ELEVENTH being void ab initio or (b) preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand.

(5) In the event of any Prohibited Transfer that does not involve a transfer of Corporation Securities within the meaning of the Delaware General Corporation Law and that is not a Prohibited Transfer pursuant to Section C(1)(b) of this Article ELEVENTH, the application of Section D(2)-(4) of this Article ELEVENTH shall be modified as described in this Section D(5) of this Article ELEVENTH. In such case, no such Purported Transferee shall, to the fullest extent of the law, be required to dispose of any interest that is not a Corporation Security, but such Purported Transferee and/or any Person whose ownership of Corporation Securities is attributed to such Purported Transferee (such Purported Transferee or other Person, a “Remedial Holder”) shall be deemed to have disposed of and, to the fullest extent of the law, shall be required to dispose of sufficient Corporation Securities (which Corporation Securities shall be disposed of in the inverse order in which they were acquired) to cause such Purported Transferee, following such disposition, not to be in violation of this Article ELEVENTH. Such disposition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Corporation Securities that are deemed to be disposed of shall be considered Excess Securities and shall be disposed of through the Agent as provided in Section D(2)-(4) of this Article ELEVENTH, except that the maximum aggregate amount payable to a Remedial Holder in connection with such sale shall be the fair market value of such Excess Securities at the time of the Prohibited Transfer. A Remedial Holder, to the fullest extent of the law, shall not be entitled, with respect to such Excess Securities, to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any, following the time of the Prohibited Transfer. All expenses incurred by the Agent in disposing of such Excess Securities shall, to the fullest extent of the law, be paid out of any amounts due to such Remedial Holder. The purpose of this Section D(5) of this Article ELEVENTH is to extend the restrictions in Section D(2)-(4) of this Article ELEVENTH to situations in which there is a Prohibited Transfer without a direct Transfer of Corporation Securities, and this Section D(5) of this Article ELEVENTH, along with the other provisions of this Article ELEVENTH, shall be interpreted to produce the same results, with differences as the context requires, as a direct Transfer of Corporation Securities.

E. Liability. To the fullest extent permitted by law, any stockholder subject to the provisions of this Article ELEVENTH who knowingly violates the provisions of this Article ELEVENTH and any Persons controlling, controlled by or under common control with such stockholder shall be jointly and severally liable to the Corporation for, and shall indemnify and hold the Corporation harmless against, any and all damages suffered as a result of such violation, including but not limited to damages resulting from a reduction in, or elimination of, the Corporation’s ability to utilize its Tax Benefits, and attorneys’ and auditors’ fees incurred in connection with such violation.

F. Bylaws; Legends; Compliance

(1) The bylaws may make appropriate provisions to effectuate the requirements of this Article ELEVENTH.

(2) All certificates (including global certificates) issued by the Corporation representing Corporation Securities shall bear a conspicuous legend substantially in the form as follows:

“THE TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO SIGNIFICANT OWNERSHIP AND TRANSFER RESTRICTIONS PURSUANT TO ARTICLE ELEVENTH OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ENGILITY HOLDINGS, INC., AS IT MAY BE AMENDED FROM TIME TO TIME. THE CORPORATION WILL FURNISH A COPY OF ITS AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO THE HOLDER OF RECORD OF THIS CERTIFICATE WITHOUT CHARGE UPON A WRITTEN REQUEST ADDRESSED TO THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS.”

(3) The Corporation shall have the power to make appropriate notations upon its stock transfer records and instruct any transfer agent, registrar, securities intermediary or depository with respect to the requirements of this Article ELEVENTH for any uncertificated Corporation Securities or Corporation Securities held in an indirect holding system.

(4) Subject to the requirements of Article IV of the Stockholders Agreement, to the fullest extent permitted by law, the Board shall have the power to decide all matters necessary for determining compliance with this Article ELEVENTH, including, without limitation, determining (A) the identification of Substantial Holders, (B) whether a Transfer is a Prohibited Transfer, (C) the Percentage Stock Ownership of any Substantial Holder or other Person, (D) whether an instrument constitutes a Corporation Security, (E) the amount (or fair market value) due to a Purported Transferee pursuant to this Article ELEVENTH, and (F) any other matter that the Board determines to be relevant. To the fullest extent permitted by law, the good faith determination of the Board on such matters shall be conclusive and binding on all persons and entities for the purposes of this Article ELEVENTH.

G. Severability. If any provision or provisions of this Article ELEVENTH shall be held invalid, illegal or unenforceable as applied to any person or entity or circumstances for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article ELEVENTH (including, without limitation, each portion of any sentence of this Article ELEVENTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

This Certificate of Incorporation shall become effective as of 11:59 p.m. (EST) on [—].

IN WITNESS WHEREOF, this Certificate of Incorporation, which has been duly adopted in accordance with the Delaware General Corporation Law, has been executed by its duly authorized officer this [—]th day of [—].

ENGILITY HOLDINGS, INC.

By:	/s/
Name: [—]
Title: [—]

ANNEX F

ENGILITY HOLDINGS, INC.

AMENDED AND RESTATED BYLAWS

ARTICLE I – STOCKHOLDERS

Section 1.    Annual Meeting.

(1) An annual meeting of stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as the Board of Directors shall fix; provided, however, that only the Board of Directors, in its sole discretion, may determine that the meeting shall not be held at any place but instead shall be held solely by means of remote communication.

(2) Nominations of persons for election to the Board of Directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation’s proxy materials with respect to such meeting, (b) subject to Section 3.4 of the Stockholders Agreement, dated as of [—], by and between the Corporation and Birch Partners, LP (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Stockholders Agreement”) (for so long as the Stockholders Agreement is in effect), by or at the direction of the Board of Directors, or (c) by any stockholder of record of the Corporation (the “Record Stockholder”) at the time of the giving of the notice required in the following paragraph, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this section. For the avoidance of doubt, the foregoing clause (c) shall be the exclusive means for a stockholder to make nominations or propose business at an annual meeting of stockholders.

(3) For nominations or business to be properly brought before an annual meeting by a Record Stockholder pursuant to clause (c) of the foregoing paragraph, (a) the Record Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, (b) any such business must be a proper matter for stockholder action under Delaware law and (c) the Record Stockholder and the beneficial owner, if any, on whose behalf any such proposal or nomination is made, must have acted in accordance with the representations set forth in the Solicitation Statement required by these Bylaws. To be timely, a Record Stockholder’s notice shall be received by the Secretary at the principal executive offices of the Corporation not less than 90 nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting of stockholders (which date shall, in respect of the Corporations’ first annual meeting of stockholders after its shares of Common Stock are first publicly traded, be deemed to have occurred on [—]); provided, however, that, subject to the last sentence of this Section 1(3), if the meeting is convened more than 30 days prior to or delayed by more than 70 days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the Record Stockholder to be timely must be so received not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of (i) the 90th day before such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. Notwithstanding anything in the preceding sentence to the contrary, and to the extent permissible under the Stockholders Agreement, in the event that the number of directors to be elected to the Board of Directors is increased and there has been no public announcement naming all of the nominees for director or indicating the increase in the size of the Board of Directors made by the Corporation at least 10 days before the last day a Record Stockholder may deliver a notice of nomination in accordance with the preceding sentence, a Record Stockholder’s notice required by this bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation. In no event shall an adjournment, or postponement of an annual meeting for which notice has been given, commence a new time period (or extend any time period) for the giving of a Record Stockholder’s notice.

(4) Such Record Stockholder’s notice shall set forth:

a. if such notice pertains to the nomination of directors, as to each person whom the Record Stockholder proposes to nominate for election or reelection as a director, all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”), and such person’s written consent to being named in the proxy statement as a nominee and to serve as a director if elected;

b. as to any business that the Record Stockholder proposes to bring before the meeting, a brief description of such business, the text of the proposal (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such Record Stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

c. as to (1) the Record Stockholder giving the notice and (2) the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “party”):

(i) the name and address of each such party;

(ii) (A) the class, series, and number of shares of the Corporation that are owned, directly or indirectly, beneficially and of record by each such party, (B) any option, warrant, convertible security, stock appreciation right, or other right, in each case with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a “Derivative Instrument”) directly or indirectly owned beneficially by each such party any of their affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, “Proponent Persons”), and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which any Proponent Person is a party and has a right to vote, directly or indirectly, any shares of any security of the Corporation, (D) any short interest in any security of the Corporation held by any Proponent Person (for purposes of this Section 1(4), a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any rights to dividends on the shares of the Corporation owned beneficially directly or indirectly by any Proponent Person that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which any Proponent Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (G) any performance-related fees (other than an asset-based fee) that any Proponent Person may directly or indirectly be entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of each such Proponent Person’s immediate family sharing the same household;

(iii) any other information relating to each such party that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or the election of directors in a contested election pursuant to Section 14 of the Exchange Act;

(iv) a representation that the stockholder is a holder of record of the stock of the Corporation at the time of the giving of the notice, will be entitled to vote at such meeting and will appear in person or by proxy at the meeting to propose such business or nomination and a representation whether or not each such party will (x) deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to carry the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the shares of capital stock of the Corporation reasonably believed by the Record Stockholder or beneficial holder, as the case may be, to be sufficient to elect the nominee or nominees proposed to be nominated by the Record Stockholder and/or (y) otherwise solicit proxies from stockholders in support of such proposal or nomination (such representations, a “Solicitation Statement”);

(v) such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and to determine the independence of such director under the Exchange Act and regulations thereunder and applicable stock exchange rules; and

(vi) the information required to be set forth in a Record Stockholder’s notice (whether given pursuant to this Section 1(4) or Section 2(2) of the Bylaws) shall be supplemented and updated by such stockholder or beneficial owner, as the case may be to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct (x) as of the record date for determining the stockholders entitled to notice of the meeting and (y) as of the date that is fifteen (15) days prior to the meeting or any adjournment or postponement thereof, provided that if the record date for determining the stockholders entitled to vote at the meeting is less than fifteen (15) days prior to the meeting or any adjournment or postponement thereof, the information shall be supplemented and updated as of such later date. Any such update and supplement shall be delivered in writing to the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) days after the record date for determining the stockholders entitled to notice of the meeting (in the case of any update and supplement required to be made as of the record date for determining the stockholders entitled to notice of the meeting), not later than the ten (10) days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of fifteen (15) days prior the meeting or adjournment or postponement thereof) and not later than five (5) days after the record date for determining the stockholders entitled to vote at the meeting, but no later than the date prior to the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of a date less than fifteen (15) days prior the date of the meeting or any adjournment or postponement thereof).

(5) For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Section 2.    Special Meetings.

(1) Special meetings of the stockholders, other than those required by statute, may be called at any time by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For purposes of these Bylaws, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. The Board of Directors may postpone or reschedule any previously scheduled special meeting.

(2) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the Board of Directors. The notice of such special meeting shall include the purpose for which the meeting is called. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (a) by or at the direction of the Board of Directors or (b) by any stockholder of record at the time of giving of notice provided for in this paragraph, who shall be entitled to vote at the meeting and who delivers a written notice to the Secretary setting forth the information set forth in Section 1(4)a. and 1(4)c. of this Article I. Nominations by stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders only if such stockholder of record’s notice required by the preceding sentence shall be received by the Secretary at the principal executive offices of the Corporation not earlier than 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall an adjournment, or postponement of a special meeting for which notice has been given, commence a new time period for the giving of a stockholder of record’s notice.

Section 3.    Business at Meetings

(1) A person shall not be eligible for election or re-election as a director at an annual or special meeting unless (i) the person is nominated by a Record Stockholder in accordance with the procedures set forth in Sections 1 and 2 above or (ii) the person is nominated by or at the direction of the Board of Directors. Only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in Sections 1 and 2 above. Except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law or the Certificate of Incorporation of the Corporation (including a certificate of designation with respect to a series of preferred stock)), the chairman of the meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defectively proposed business or nomination shall not be presented for stockholder action at the meeting and shall be disregarded. Notwithstanding the foregoing provisions of Sections 1 and 2 above, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of Sections 1 and 2 above, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) Notwithstanding the foregoing provisions of Sections 1 and 2 above, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters set forth in Sections 1 and 2 above; provided, however, that, to the fullest extent permitted by law, any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to these Bylaws (including paragraph (2)(c) of Section 1 and paragraph (2) of Section 2), and compliance with paragraph (2)(c) of Section 1 and paragraph (2) of Section 2 of the Bylaws shall be the exclusive means for a stockholder to make nominations or submit other business. Nothing in these Bylaws shall be deemed to affect any rights of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of the Incorporation of the Corporation.

Section 4.    Notice of Meetings.

Notice of the place, if any, date, and time of all meetings of the stockholders, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose for which the meeting is called, shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided herein or required by law.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given to each stockholder in conformity with this Section 4. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and, except as otherwise required by law, shall not be more than 60 nor less than 10 days before the date of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 5.    Quorum.

At any meeting of the stockholders, the holders of a majority of the voting power of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law or by the rules of any stock exchange upon which the Corporation’s securities are listed. Where a separate vote by a class or classes or series is required, a majority of the voting power of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, if any, date, or time.

Section 6.    Organization.

Such person as the Board of Directors may have designated or, in the absence of such a person, the Chairman of the Board (or either co-chairman, as provided for in Article II, Section 1) or, in his or her absence, the President of the Corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the voting power of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

Section 7.    Conduct of Business.

The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. The chairman shall have the power to adjourn the meeting to another place, if any, date and time. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

Section 8.    Proxies and Voting.

At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

All director elections shall be determined by a plurality of the votes cast, and except as otherwise required by law or the rules of any stock exchange upon which the Corporation’s securities are listed, all other matters shall be determined by the affirmative vote of the holders of a majority in voting power of the shares of stock of the Corporation which are present in person or by represented by proxy and entitled to vote on the subject matter.

Section 9.    Stock List.

The officer who has charge of the stock ledger of the Corporation shall, at least 10 days before every meeting of stockholders, prepare and make a complete list of stockholders entitled to vote at any meeting of stockholders; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date, arranged in alphabetical order and showing the address of each such stockholder and the number of shares registered in his or her name. Such list shall be open to the examination of any stockholder for a period of at least 10 days prior to the meeting:

(a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting; or

(b) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation.

If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

This list shall be the sole evidence of (a) the identity of the stockholders entitled to examine such stock list and to vote at the meeting and (b) the number of shares held by each of them.

Section 10.    Remote Communication.

If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(a) participate in a meeting of stockholders; and

(b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided, that

(1) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder;

(2) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and

(3) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

ARTICLE II – BOARD OF DIRECTORS

Section 1.    Number, Election and Term of Directors.

Subject to Section 3.4 of the Stockholders Agreement (for so long as the Stockholders Agreement is in effect), and subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board. Until the earlier of (a) the termination of the Stockholders Agreement in accordance with Section 9.1 thereof or (b) [—], the Board of Directors shall establish and maintain a co-chairman structure, whereby two of the directors shall serve as co-chairman of the Board of Directors, as established in the Stockholders Agreement. The directors, other than those who may be elected by the holders of any series of preferred stock under specified circumstances, shall be divided into three classes with the term of office of the first class to expire at the Corporation’s first annual meeting of stockholders, the term of office of the second class to expire at the Corporation’s second annual meeting of stockholders and the term of office of the third class to expire at the Corporation’s third annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders, (i) directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified, and (ii) if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created, with each director to hold office until his or her successor shall have been duly elected and qualified.

Section 2.    Newly Created Directorships and Vacancies.

Subject to Section 3.4 of the Stockholders Agreement (for so long as the Stockholders Agreement is in effect) and the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, disqualification, removal from office or other cause shall, unless otherwise required by law or by resolution of the Board of Directors, be filled only by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director (and not by stockholders), and directors so chosen shall serve for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires or until such director’s successor shall have been duly elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Section 3.    Regular Meetings.

Regular meetings of the Board of Directors shall be held at such place or places, if any, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

Section 4.    Special Meetings.

Special meetings of the Board of Directors may be called by the Chairman of the Board (or either co-chairman, as provided for in Article, II, Section 1), the Chief Executive Officer, the President or by the Board of Directors and shall be held at such place, if any, on such date, and at such time as they or he or she shall fix. Notice of the place, if any, date, and time of each such special meeting shall be given to each director by whom it is not waived by mailing written notice not less than five days before the meeting or by telephone or by telegraphing or telexing or by facsimile or electronic transmission of the same not less than 24 hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 5.    Quorum.

A majority of the Whole Board shall constitute a quorum for all purposes at any meeting of the Board of Directors. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, if any, date, or time, without further notice or waiver thereof.

Section 6.    Participation in Meetings By Conference Telephone.

Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board of Directors or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

Section 7.    Conduct of Business.

At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine, and, except as otherwise expressly required by law, all matters shall be determined by the affirmative vote of a majority of the directors present at any meeting at which a quorum is present. Action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 8.    Compensation of Directors.

Unless otherwise restricted by the certificate of incorporation, the Board of Directors shall have the authority to fix the compensation of the directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or paid a stated salary or paid other compensation as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed compensation for attending committee meetings.

Section 9.    Removal; Resignation.

Subject to the rights of the holders of any series of preferred stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class. Any director of the Corporation may resign at any time by giving written notice (including by electronic transmission) to the Board of Directors, the Chairman of the Board of Directors (or either co-chairman, as provided for in Article II, Section 1), the Chief Executive Officer, the President or the Secretary. Such resignation shall take effect at the time specified therein or, if the time is not specified therein, upon receipt thereof. The acceptance of such resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation.

ARTICLE III – COMMITTEES

Section 1.    Committees of the Board of Directors.

The Board of Directors may, by resolution, from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall, subject to Section 3.4 of the Stockholders Agreement (for so long as the Stockholders Agreement is in effect), for those committees, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, subject to Section 3.4 of the Stockholders Agreement (for so long as the Stockholders Agreement is in effect), the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member if and to the extent the resolution of the Board of Directors establishing such committee so provides.

Section 2.    Conduct of Business.

Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; a majority of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

ARTICLE IV – OFFICERS

Section 1.    Generally.

The Corporation shall have such officers, which may include a Chairman of the Board (or, if applicable, co-chairmen, as provided for in Article II, Section 1), a President, a Chief Executive Officer, one or more Vice Presidents, a Secretary, a Treasurer and other officers, as may from time to time be appointed by the Board of Directors. Officers shall be elected by the Board of Directors. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person. The salaries of officers elected by the Board of Directors shall be fixed from time to time by the Board of Directors or by such officers as may be designated by resolution of the Board of Directors. Each officer shall have such duties as are set forth in resolutions of the Board of Directors.

Section 2.    Removal.

Any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors.

Section 3.    Action with Respect to Securities of Other Corporations.

Unless otherwise directed by the Board of Directors, the President or any officer of the Corporation authorized by the President shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE V – STOCK

Section 1.    Certificates of Stock.

The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Each holder of stock represented by certificates shall be entitled to a certificate signed by, or in the name of the Corporation by, the Chairman or Vice Chairman of the Board (or either co-chairman, as provided for in Article II, Section 1), or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him or her. Any or all of the signatures on the certificate may be by facsimile.

Section 2.    Transfers of Stock.

Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. Except where a certificate is issued in accordance with Section 4 of Article V of these Bylaws, an outstanding certificate for the number of shares involved, if one has been issued, shall be surrendered for cancellation before a new certificate, if any, is issued therefor.

Section 3.    Record Date.

In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may, except as otherwise required by law, fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 3 at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 4.    Lost, Stolen or Destroyed Certificates.

In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

Section 5.    Regulations.

The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI – NOTICES

Section 1.    Notices.

If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law.

Section 2.    Waivers.

A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the express purpose of objecting at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened.

ARTICLE VII – MISCELLANEOUS

Section 1.    Facsimile Signatures.

In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

Section 2.    Corporate Seal.

The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

Section 3.    Reliance upon Books, Reports and Records.

Each director, each member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director, committee member or officer reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 4.    Fiscal Year.

The fiscal year of the Corporation shall be as fixed by the Board of Directors.

Section 5.    Dividends.

Subject to the rights and preferences of any series of preferred stock, the Board of Directors may declare and pay dividends or shares of the Corporation’s capital.

Section 6.    Time Periods.

In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE VIII – INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1.    Right to Indemnification.

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or any predecessor or, while a director or officer of the Corporation or any predecessor, is or was serving at the request of the Corporation or any predecessor as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 3 of this Article VIII with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

Section 2.    Right to Advancement of Expenses.

In addition to the right to indemnification conferred in Section 1 of this Article VIII, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article VIII (which shall be governed by Section 3 of this Article VIII) (hereinafter an “advancement of expenses”); provided, however, that, if the Delaware General Corporation Law requires or in the case of an advance made in a proceeding brought to establish or enforce a right to indemnification or advancement, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made solely upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified or entitled to advancement of expenses under Sections 1 and 2 of this Article VIII or otherwise.

Section 3.    Right of Indemnitee to Bring Suit.

If a claim under Section 1 or 2 of this Article VIII is not paid in full by the Corporation within 60 days after a written claim for indemnification has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim or to obtain advancement of expenses, as applicable. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 4.    Non-Exclusivity of Rights.

The rights to indemnification and to the advancement of expenses conferred in this Article VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or directors or otherwise.

Section 5.    Insurance.

The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Section 6.    Indemnification of Employees and Agents of the Corporation.

The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation or any predecessor to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation or any predecessor.

Section 7.    Nature of Rights.

The rights conferred upon indemnitees in this Article VIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VIII that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

The obligations of the Corporation under this Article to indemnify or advance expenses to any indemnitee for the matters covered hereby shall be the primary source of indemnification and advancement of such indemnitee in connection therewith, and any obligation on the part of any stockholder of the Corporation, its affiliates and controlling persons (the “other indemnitor”) under any organizational document, agreement or insurance policies maintained by such other indemnitor providing for, among other things, indemnification of and advancement of expenses for the indemnitee for, among other things, the same matters that are subject to indemnification and advancement of expenses under this Article (the “other indemnification agreements”) shall be secondary to the Corporation’s obligation to indemnify and advance expenses to such indemnitee and shall be reduced by any amount that such indemnitee may collect as indemnification or advancement from the Corporation. In the event that the Corporation fails to indemnify or advance expenses to an indemnitee as required or contemplated by this Article (any such amount that the Corporation fails to indemnify or advance to an indemnitee as required or contemplated by this Article, an “unpaid indemnity amount”), and any other indemnitor makes any payment to such indemnitee in respect of indemnification or advancement of expenses under any such other indemnification agreement on account of such unpaid indemnity amounts, such other indemnitor shall be subrogated to the rights of such indemnitee under this Article, in respect to such unpaid indemnity amounts.

To the fullest extent permitted by applicable law, (i) the Corporation’s obligation to indemnify any indemnitee under this Article shall include any amounts expended by any other indemnitor under any other indemnification agreement in respect of indemnification or advancement of expenses to any indemnitee in connection with litigation or other proceedings involving his or her services as a director or officer of the Corporation to the extent such amount expended by such other indemnitor are on account of any unpaid indemnity amount and (ii) the Corporation shall not be entitled to contribution or indemnification from, or subrogation against, any such other indemnitor in respect of amounts expended by the Corporation to indemnify or advance expenses to an indemnitee under this Article.

ARTICLE IX – AMENDMENTS; INTERPRETATION

In furtherance and not in limitation of the powers conferred by law, subject to Section 10.13 of the Stockholders Agreement (for so long as the Stockholders Agreement is in effect), the Board of Directors is expressly authorized to adopt, amend or repeal, in whole or in part, these Bylaws subject to the power of the holders of capital stock of the Corporation to adopt, amend or repeal the Bylaws; provided, however, that, with respect to the power of holders of capital stock to adopt, amend and repeal Bylaws of the Corporation, notwithstanding any other provision of these Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the capital stock of the Corporation required herein or by law, the affirmative vote of the holders of at least seventy-five percent (75)% of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to adopt, amend or repeal, in whole or in part, any provision of these Bylaws or to adopt any provision inconsistent therewith.

ANNEX G

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. APPRAISAL RIGHTS

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Delaware General Corporation Law. Section 145 of the DGCL provides that a corporation may indemnify any person made a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if he or she acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the person is found liable to the corporation unless, in such a case, the court determines the person is entitled to indemnification for such expenses as the court deems proper. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her in connection with such proceeding. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns the unlawful payment of dividends or an unlawful stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit.

New Engility Organizational Documents. The current New Engility certificate of incorporation provides that, to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director of New Engility will not be liable to New Engility or its stockholders for monetary damages for a breach of fiduciary duty as a director. Further, the New Engility certificate of incorporation provides that any repeal or modification of the provisions in the New Engility bylaws relating to such limitation of liability will not adversely affect any right or protection of a director of New Engility existing at the time of such repeal or modification.

The current New Engility certificate of incorporation and bylaws provides that New Engility will indemnify its officers and directors to the fullest extent permitted by the DGCL. Further, the current New Engility bylaws provide that a person’s rights to indemnification thereunder will not be exclusive of other rights to which such person may be entitled under an insurance policy, the DGCL, the certificate of incorporation, a resolution of the stockholders or the New Engility board or an agreement providing for indemnification.

Upon consummation of the transactions contemplated by the merger agreement (which is included as Exhibit 2.1 to this registration statement), New Engility will amend and restate its certificate of incorporation and its bylaws (in substantially the forms included as Exhibit 3.5 and Exhibit 3.7, respectively, to this registration statement).

The New Engility charter will provide that no director will be personally liable to New Engility or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the directors derived an improper personal benefit. Additionally, the New Engility charter will provide that if the DGCL is amended to authorize corporate action further eliminating or limiting personal liability of directors, then the liability of a director of New Engility will be eliminated or limited to the fullest extent provided by the DGCL, as so amended. Further, the New Engility charter will provide that any repeal or modification of the provisions of the New Engility charter relating to any such limitation of liability will not adversely affect any right or protection of a director of New Engility existing at the time of such repeal or modification.

The New Engility bylaws will provide that New Engility will indemnify its current and former directors and officers to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits New Engility to provide broader indemnification rights that such law permitted New Engility to provide prior to such amendment), except that New Engility will not be obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the New Engility board, subject to limited exceptions set forth in the New Engility bylaws. The right to indemnification includes the right to be paid by New Engility the expenses (including attorneys’ fees) incurred in appearing at, participating in or defending in any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the New Engility bylaws, provided that the director or officer delivers an undertaking to repay the advanced amounts if it is ultimately determined that the director or officer is not entitled to indemnification or advancement.

The New Engility bylaws will provide that any amendment, alteration or repeal of the indemnification provisions that adversely affect the right of an indemnitee or its successors will be prospective only and will not limit, eliminate or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Additionally, the New Engility bylaws will provide that the indemnification and expense advancement obligations under the New Engility bylaws will be the primary source of indemnification and advancement of such indemnitee in connection therewith, and any obligation on the part of any stockholder of New Engility, its affiliates and controlling persons under any organizational document, agreement or insurance policies maintained by any such indemnitor providing, among other things, indemnification or advancement of expenses for the indemnitee for, among other things, the same matters that are subject to the indemnification and expense advancement provisions of the New Engility bylaws will be secondary to New Engility’s obligations to indemnify and advance expenses to such indemnitee and will be reduced by any amount that such indemnitee may collect as indemnification of advancement of expense from New Engility.

Directors’ and Officers’ Insurance. Engility maintains, and if the merger occurs New Engility will maintain, insurance on behalf of any person who is or was an officer or director against claims or liability asserted against him or her and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not New Engility would have the power or the obligation to indemnify him or her against such liability under New Engility’s organizational documents.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

See the “Exhibit Index” which follows the signature pages to this joint proxy/consent solicitation statement/prospectus and is herein incorporated by reference.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(g) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(h) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chantilly, Commonwealth of Virginia, on January 20, 2015.

ENGILITY HOLDINGS, INC.

By:	/s/ Anthony Smeraglinolo
Name:	Anthony Smeraglinolo
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Anthony Smeraglinolo Anthony Smeraglinolo	Director, President and Chief Executive Officer (Principal Executive Officer)	January 20, 2015

/s/ Michael J. Alber Michael J. Alber	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	January 20, 2015

/s/ Richard B. Harkey Richard B. Harkey	Vice President and Corporate Controller (Principal Accounting Officer)	January 20, 2015

* Edward. P. Boykin	Chairman of the Board	January 20, 2015

* Darryll J. Pines	Director	January 20, 2015

* Anthony Principi	Director	January 20, 2015

Charles S. Ream	Director

* David A. Savner	Director	January 20, 2015

* William G. Tobin	Director	January 20, 2015

* By:	/s/ Jon Brooks Jon Brooks	Attorney-in-fact	January 20, 2015

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chantilly, Commonwealth of Virginia, on January 20, 2015.

NEW EAST HOLDINGS, INC.

By:	/s/ Anthony Smeraglinolo
Name:	Anthony Smeraglinolo
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Anthony Smeraglinolo Anthony Smeraglinolo	President and Chief Executive Officer (Principal Executive Officer)	January 20, 2015

/s/ Michael J. Alber Michael J. Alber	Director and Treasurer (Principal Financial Officer and Principal Accounting Officer)	January 20, 2015

/s/ Thomas O. Miiller Thomas O. Miiller	Director and Secretary	January 20, 2015

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

2.1*	Agreement and Plan of Merger, dated as of October 28, 2014, by and among TASC Parent Corporation, Toucan Merger Corporation I, Toucan Merger Corporation II, Engility Holdings, Inc., New East Holdings, Inc. and East Merger Sub, LLC (attached as Annex A to the joint proxy/consent solicitation statement/prospectus included in this registration statement).†

3.1	Restated Certificate of Incorporation of Engility Holdings, Inc., dated July 6, 2012 (incorporated herein by reference to Exhibit 3.1 to Engility Holdings, Inc.’s Current Report on Form 8-K, as filed with the Commission on July 9, 2012 (File No. 001-35487)).

3.2	Certificate of Amendment of the Restated Certificate of Incorporation of Engility Holdings, Inc., dated July 16, 2012, as corrected by Certificate of Correction of the Certificate of Amendment of the Restated Certificate of Incorporation of Engility Holdings, Inc., dated July 19, 2012 (incorporated herein by reference to Exhibit 3.1 of Engility Holdings, Inc.’s Current Report on Form 8-K, as filed with the Commission on July 20, 2012 (File No. 001-35487)).

3.3	Amended and Restated Bylaws of Engility Holdings, Inc. (incorporated herein by reference to Exhibit 3.2 of Engility Holdings, Inc.’s Current Report on Form 8-K, as filed with the Commission on July 9, 2012 (File No. 001-35487)).

3.4**	Certificate of Incorporation of New East Holdings, Inc. as currently in effect.

3.5*	Form of Amended and Restated Certificate of Incorporation of New East Holdings, Inc. (attached as Annex E to the joint proxy/consent solicitation statement/prospectus included in this registration statement).

3.6**	Bylaws of New East Holdings, Inc. as currently in effect.

3.7*	Form of Amended and Restated Bylaws of New East Holdings, Inc. (attached as Annex F to the joint proxy/consent solicitation statement/prospectus included in this registration statement).

5.1**	Opinion of Bass, Berry & Sims PLC regarding the legality of the securities being registered.

8.1**	Form of Opinion of Weil, Gotshal & Manges LLP regarding certain tax matters.

8.2**	Form of Opinion of Simpson Thacher & Bartlett LLP regarding certain tax matters.

21.1**	Subsidiaries of Engility Holdings, Inc.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm to Engility Holdings, Inc.

23.2*	Consent of Grant Thornton LLP, independent registered public accounting firm to Dynamics Research Corporation for the year ended December 31, 2012.

23.3*	Consent of Grant Thornton LLP, independent certified public accountants to Dynamics Research Corporation for the year ended December 31, 2013.

23.4*	Consent of Deloitte & Touche LLP, independent auditors to TASC Parent Corporation.

23.5**	Consent of Bass, Berry and Sims PLC (included in Exhibit 5.1 above).

23.6**	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8.1 above).

23.7**	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.2 above).

24.1**	Power of Attorney.

EXHIBIT NUMBER	DESCRIPTION

99.1*	Consent of Barclays Capital Inc.

99.2*	Consent of Lazard Frères & Co. LLC.

99.3	Voting Agreement, dated as of October 28, 2014, by and between Engility Holdings, Inc. and Birch Partners, LP, and, for the limited purposes set forth therein, the KKR Investors (as defined therein) and the GA Investors (as defined therein) (incorporated herein by reference to Exhibit 10.1 of Engility Holdings, Inc.’s Current Report on Form 8-K, as filed with the Commission on October 29, 2014 (File No. 001-35487)).

99.4*	Form of Stockholders Agreement (attached as Annex B to the joint proxy/consent solicitation statement/prospectus included in this registration statement).

99.5*	Form of Proxy Card for Special Meeting of Stockholders of Engility Holdings, Inc.

99.6*	Form of Consent for Holders of TASC Parent Corporation Common Stock.

99.7**	Consent of Peter A. Marino.

99.8**	Consent of David M. Kerko.

99.9**	Consent of Steven A. Denning.

99.10**	Consent of Lynn A. Dugle.

*	Filed herewith
**	Previously filed
†	Schedules and other similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrants hereby undertake to furnish supplementally copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.